                                                                   EXHIBIT 99.C1

   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999

                                                      REGISTRATION NO. 333-89175
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               DTE ENERGY COMPANY
             (Exact Name of Registrant as Specified in its Charter)

             MICHIGAN                                4911                               38-3217752
 (State or Other Jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
  Incorporation or Organization)         Classification Code Number)              Identification Number)

                                2000 2ND AVENUE
                          DETROIT, MICHIGAN 48226-1279
                                 (313) 235-4000
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                            ------------------------

                                 SUSAN M. BEALE
                                2000 2ND AVENUE
                          DETROIT, MICHIGAN 48226-1279
                                 (313) 235-4000
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                            ------------------------

                                   Copies to:

      JOSEPH B. FRUMKIN             CHRISTOPHER C. NERN            DANIEL L. SCHIFFER               SETH A. KAPLAN
     SULLIVAN & CROMWELL            DTE ENERGY COMPANY            MCN ENERGY GROUP INC.        WACHTELL, LIPTON, ROSEN &
      125 BROAD STREET                2000 2ND AVENUE              500 GRISWOLD STREET                   KATZ
  NEW YORK, NEW YORK 10004     DETROIT, MICHIGAN 48226-1279      DETROIT, MICHIGAN 48226          51 WEST 52ND STREET
       (212) 558-4000                 (313) 235-4000                 (313) 256-5500            NEW YORK, NEW YORK 10019
                                                                                                    (212) 403-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[DTE ENERGY LOGO]                                   [MCN ENERGY GROUP INC. LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

     On October 5, 1999, our companies announced the proposed merger of DTE Energy Company and MCN Energy Group Inc. This merger will create the largest electric and gas utility in Michigan and a premier regional energy provider with operations spanning the energy value chain.

     In order to complete our merger, the boards of directors of DTE Energy Company and MCN Energy Group have each called special shareholders meetings for Monday, December 20, 1999, 2:00 p.m. local time, at which MCN shareholders will be asked to approve the merger agreement and DTE shareholders will be asked to approve the issuance of shares of DTE common stock to be issued in the merger.

     In the merger, MCN shareholders will have the right to elect to receive either $28.50 in cash or 0.775 shares of DTE common stock in exchange for each share of MCN common stock that they hold, subject to allocation and proration procedures that ensure that 45% of the MCN shares are converted into shares of DTE common stock and 55% are converted into cash.

                        Anthony F. Earley, Jr. Signature
------------------------------------------------------
                             Anthony F. Earley, Jr.
                           Chairman of the Board and
                            Chief Executive Officer
                               DTE Energy Company

     There is also a possibility that some MCN shares that otherwise would be converted into $28.50 in cash will be converted into shares of DTE common stock in order to preserve tax-free treatment for MCN shareholders who exchange all their shares of MCN common stock solely for shares of DTE common stock in the merger.

     An MCN shareholder who receives cash in the merger or who receives cash instead of fractional shares of DTE common stock may recognize gain for tax purposes.

     YOUR VOTE IS VERY IMPORTANT. We cannot complete the merger unless we receive the necessary approvals from our shareholders at the shareholders meetings.

     Whether or not you plan to attend your shareholders meeting, please take the time to submit your proxy with voting instructions by mail, by telephone or through the Internet in accordance with the instructions contained in this document.

     This document describes the shareholders meetings, the merger and other related matters. Please read this entire document carefully.

                        Anthony F. Earley, Jr. Signature
------------------------------------------------------
                              Alfred R. Glancy III
                           Chairman of the Board and
                            Chief Executive Officer
                             MCN Energy Group Inc.

  PLEASE SEE PAGE 10 FOR RISK FACTORS RELATING TO THE MERGER WHICH YOU SHOULD
                                   CONSIDER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This Joint Proxy Statement/Prospectus is dated November 12, 1999, and is first being mailed to shareholders on or about November 15, 1999.

                               [DTE ENERGY LOGO]

                               DTE ENERGY COMPANY
                                2000 2ND AVENUE
                          DETROIT, MICHIGAN 48226-1279
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            ------------------------

To the Shareholders of DTE Energy Company:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of DTE Energy Company, a Michigan corporation, will be held on Monday, December 20, 1999, at 2:00 p.m., local time, at the DTE Energy Building at 660 Plaza Drive, Detroit, Michigan. The purpose of the DTE special meeting is to consider and to vote upon the following matters:

          1. A proposal to approve the issuance of shares of common stock, without par value, of DTE Energy Company pursuant to the Agreement and Plan of Merger, dated as of October 4, 1999 (as such agreement may be amended, supplemented or otherwise modified from time to time), among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc., a wholly owned subsidiary of DTE, pursuant to which MCN will be merged with and into DTE Enterprises and will become a wholly owned subsidiary of DTE.

          2. Such other business as may properly come before the DTE special meeting or any adjournment or postponements thereof.

     The DTE board of directors has fixed the close of business on November 5, 1999, as the record date for the DTE special meeting, and only DTE shareholders of record at such time will be entitled to notice of, and to vote at, the DTE special meeting or any adjournment or postponements thereof. A complete list of DTE shareholders entitled to vote at the DTE special meeting will be made available for inspection by any DTE shareholder at the time and place of the DTE special meeting.

     A form of proxy and a Joint Proxy Statement/Prospectus containing more detailed information with respect to the matters to be considered at the DTE special meeting accompany and form a part of this notice.

     All shareholders entitled to notice of, and to vote at, the DTE special meeting are cordially invited to attend the DTE special meeting in person. However, whether or not you plan to attend the DTE special meeting, please submit your proxy with voting instructions. You may submit your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also submit your proxy with voting instructions by telephone or through the Internet in accordance with the instructions on the accompanying proxy card. Any record holder who is present at the DTE special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing, by telephone or through the Internet at any time before the DTE special meeting.

     THE DTE BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT DTE SHAREHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES OF DTE ENERGY COMPANY COMMON STOCK IN THE MERGER.

                                          By Order of the Board of Directors,

                                          Susan Beale Signature
                                          Vice President and Corporate Secretary

Detroit, Michigan
November 12, 1999

                    THE INFORMATION AGENT FOR THE MERGER IS:
                               MORROW & CO., INC.
                                445 PARK AVENUE
                               NEW YORK, NY 10022
                         CALL TOLL FREE (800) 566-9061
                            ------------------------

     Your vote is important. Please submit a proxy with your voting instructions by telephone, through the Internet or by returning your signed and dated proxy by mail.

                          [MCN ENERGY GROUP INC. LOGO]

                             MCN ENERGY GROUP INC.
                              500 GRISWOLD STREET
                            DETROIT, MICHIGAN 48226
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                            ------------------------

To the Shareholders of MCN Energy Group Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of MCN Energy Group Inc., a Michigan corporation, will be held on Monday, December 20, 1999, at 2:00 p.m., local time, on the 32nd floor of MCN's main office at 500 Griswold Street, Detroit, Michigan. The purpose of the MCN special meeting is to consider and to vote upon the following matters:

          1. A proposal to approve the Agreement and Plan of Merger, dated as of October 4, 1999 (as such agreement may be amended, supplemented or otherwise modified from time to time), among DTE Energy Company, MCN Energy Group Inc. and DTE Enterprises, Inc., pursuant to which MCN will be merged with and into DTE Enterprises, a wholly owned subsidiary of DTE, and will become a wholly owned subsidiary of DTE. In the merger, each outstanding share of MCN common stock will, subject to allocation and proration procedures, and tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, be converted into the right to receive either (i) $28.50 in cash or (ii) 0.775 shares of DTE common stock.

          2. Such other business related to the foregoing proposal as may properly come before the MCN special meeting or any adjournments or postponements thereof.

     The MCN board of directors has fixed the close of business on November 5, 1999 as the record date for the MCN special meeting, and only MCN shareholders of record at such time will be entitled to notice of, and to vote at, the MCN special meeting or adjournments or postponements thereof. A complete list of MCN shareholders entitled to vote at the MCN special meeting will be made available for inspection by any MCN shareholder at the time and place of the MCN special meeting.

     A form of proxy and a Joint Proxy Statement/Prospectus containing more detailed information with respect to the matters to be considered at the MCN special meeting accompany and form a part of this notice.

     All shareholders entitled to notice of and to vote at the MCN special meeting are cordially invited to attend the MCN special meeting in person. However, whether or not you plan to attend the MCN special meeting, please submit your proxy with voting instructions. You may submit your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. You may also submit your proxy with voting instructions by telephone or through the Internet in accordance with the instructions on the accompanying proxy card. Any record holder who is present at the MCN special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing, by telephone or through the Internet at any time before the MCN special meeting.

     THE MCN BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT MCN SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          Daniel Schiffer Signature
                                          Senior Vice President, General Counsel
                                          and Secretary

Detroit, Michigan
November 12, 1999

                    THE INFORMATION AGENT FOR THE MERGER IS:
                     CORPORATE INVESTOR COMMUNICATIONS INC.
                               111 COMMERCE ROAD
                            CARLSTADT, NJ 07072-2586
                 CALL MCN INVESTOR RELATIONS AT (800) 548-4655
                            ------------------------

     Your vote is important. Please submit a proxy with your voting instructions by telephone, through the Internet or by returning your signed and dated proxy by mail.

                      REFERENCES TO ADDITIONAL INFORMATION

     This document incorporates important business and financial information about DTE from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document, other than exhibits to those documents, by requesting them in writing or by telephone from DTE at the following address:

  DTE Energy Company
  2000 2nd Avenue
  Detroit, Michigan 48226-1279
  (313) 235-7093
  Attention: Corporate Secretary

     If you would like to request documents, please do so by December 15, 1999, in order to receive them before the DTE shareholder meeting.

             See "Where You Can Find More Information" on page 118.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
REFERENCES TO ADDITIONAL INFORMATION........................      vi
QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE
  MERGER....................................................       1
SUMMARY.....................................................       2
  The Companies.............................................       2
     DTE Energy Company.....................................       2
     MCN Energy Group Inc. .................................       2
     The Merger.............................................       2
     What MCN Shareholders Will Receive.....................       2
     MCN Shareholders Will Be Asked to Elect the Form of
      Merger Consideration..................................       3
     Recommendations to Shareholders........................       3
       DTE Energy Company...................................       3
       MCN Energy Group Inc. ...............................       3
     Opinions of Financial Advisors.........................       3
     The DTE Special Meeting................................       3
       Time, Place and Matters to Be Voted Upon.............       3
       Record Date and Vote Required........................       3
     The MCN Special Meeting................................       4
       Time, Place and Matters to Be Voted Upon.............       4
       Record Date and Vote Required........................       4
     The Merger Agreement...................................       4
       Effective Time of the Merger.........................       4
       Conditions of the Merger.............................       4
       Termination..........................................       4
       Termination Fees and Expenses........................       5
     Other..................................................       5
       Interests of Management and Directors in the
        Merger..............................................       5
       Dissenters' Rights...................................       6
       Accounting Treatment.................................       6
       Material Federal Income Tax Consequences of the
        Merger..............................................       6
       Comparison of Shareholders' Rights...................       6
       Listing of DTE Common Stock..........................       6
     Regulatory Filings, Approvals and Clearances...........       6
MARKET PRICE AND DIVIDEND INFORMATION.......................       7
  Dividend Information......................................       7
  Recent Closing Prices.....................................       7
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............       8
SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL DATA............................................       9
RISK FACTORS................................................      10
  MCN shareholders cannot be sure of the market value of the shares of DTE common stock that will be issued in the
     merger.................................................      10
  The merger is subject to the receipt of consents and
     approvals from governmental entities that may impose
     conditions that could have a material adverse effect on
     DTE or cause the abandonment of the merger.............      10
  We may not be able to realize fully the cost savings and
     other benefits expected to be realized in connection
     with the merger, which may adversely affect earnings
     and financial condition................................      10
  Changes in regulatory environment and increased
     competition may result in decreased earnings...........      11
  For MCN shareholders, an investment in DTE is subject to
     risks related to the electric utility industry.........      11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...      12

                                                                PAGE
                                                                ----
THE DTE SPECIAL MEETING.....................................      13
  General...................................................      13
  Voting....................................................      13
  Proxies...................................................      14
  Solicitation of Proxies...................................      15
THE MCN SPECIAL MEETING.....................................      16
  General...................................................      16
  Voting....................................................      16
  Proxies...................................................      17
  Solicitation of Proxies...................................      18
THE COMPANIES...............................................      19
  DTE Energy Company........................................      19
  MCN Energy Group Inc. ....................................      19
THE MERGER..................................................      21
  General...................................................      21
  Background to the Merger..................................      22
  DTE's and MCN's Reasons for the Merger....................      24
  Recommendation and Additional Considerations of the DTE
     Board of Directors.....................................      25
  Recommendation and Additional Considerations of the MCN
     Board of Directors.....................................      26
  Opinion of DTE's Financial Advisor........................      28
  Opinion of MCN's Financial Advisor........................      36
  Interests of Management and Directors in the Merger.......      43
  Public Trading Markets....................................      48
  Absence of Dissenters' Rights.............................      48
  Resale of DTE Common Stock................................      49
REGULATORY FILINGS, APPROVALS AND CLEARANCES................      50
  Hart-Scott-Rodino Act.....................................      50
  Public Utility Holding Company Act of 1935................      50
  Federal Power Act.........................................      50
  State Approvals...........................................      51
  Atomic Energy Act.........................................      51
THE MERGER AGREEMENT........................................      52
  Introduction..............................................      52
  Terms of the Merger.......................................      52
  Election Procedures and Distribution of Certificates of
     DTE Common Stock.......................................      54
  Fractional Shares.........................................      55
  Closing and Effective Time of the Merger..................      55
  Corporate Governance......................................      55
  Conditions of the Merger..................................      55
  Representations and Warranties............................      57
  Covenants.................................................      57
  Additional Agreements.....................................      60
  Termination...............................................      63
  Modification, Amendment and Waiver........................      64
ACCOUNTING TREATMENT........................................      65
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER......      66
  Tax Consequences of the Merger Generally..................      66
  Exchange of MCN Common Stock Solely for Cash..............      66
  Exchange of MCN Common Stock Solely for DTE Common
     Stock..................................................      67
  Exchange of MCN Common Stock for DTE Common Stock and
     Cash...................................................      67
  Cash Received Instead of a Fractional Interest of DTE
     Common Stock...........................................      68

                                                                PAGE
                                                                ----
Backup Withholding and Information Reporting................      68
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS......................................      69
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS......................................      73
DESCRIPTION OF DTE CAPITAL STOCK............................      74
  Authorized Capital Stock..................................      74
  DTE Common Stock..........................................      74
COMPARISON OF SHAREHOLDERS' RIGHTS..........................      74
  General...................................................      74
  Comparison of Shareholders' Rights........................      75
RIGHTS AGREEMENTS...........................................      80
  DTE.......................................................      80
  MCN.......................................................      80
DIRECTORS AND EXECUTIVE OFFICERS OF MCN ENERGY GROUP INC....      82
  Directors of MCN..........................................      82
  Executive Officers of MCN.................................      84
  Compensation of Directors of MCN..........................      84
  Compensation of Executives of MCN.........................      85
BENEFICIAL SECURITY OWNERSHIP OF MCN DIRECTORS AND EXECUTIVE
  OFFICERS..................................................      93
COMMON STOCK AND TOTAL STOCK-BASED HOLDINGS.................      93
DESCRIPTION OF MCN ENERGY GROUP INC.........................      94
  DIVERSIFIED ENERGY........................................      95
  GAS DISTRIBUTION..........................................     104
  DISCONTINUED OPERATIONS...................................     113
  OTHER.....................................................     113
PROPERTIES..................................................     113
  MCN.......................................................     113
  Gas Distribution..........................................     113
  Diversified Energy........................................     114
  Exploration & Production Activities.......................     115
LEGAL PROCEEDINGS...........................................     116
  General...................................................     116
  Environmental.............................................     116
EXPERTS.....................................................     117
SHAREHOLDER PROPOSALS.......................................     117
  DTE.......................................................     117
  MCN.......................................................     117
WHERE YOU CAN FIND MORE INFORMATION.........................     118
VALIDITY OF SHARES..........................................     119
FINANCIAL STATEMENTS OF MCN ENERGY GROUP INC................     F-1
APPENDIX A   Agreement and Plan of Merger, dated as of
             October 4, 1999 and as amended as of November
             12, 1999, among DTE Energy Company, MCN Energy
             Group Inc. and DTE Enterprises, Inc............     A-1
APPENDIX B   Opinion of Warburg Dillon Read LLC, dated
             November 12, 1999..............................     B-1
APPENDIX C   Opinion of Merrill Lynch, Pierce, Fenner &
             Smith Incorporated, dated November 12, 1999....     C-1

                       QUESTIONS AND ANSWERS ABOUT VOTING
                           PROCEDURES FOR THE MERGER

Q:  WHAT SHOULD I DO?

A: After you have carefully read this document, either mail your signed proxy card in the enclosed envelope or submit your proxy with voting instructions by telephone or through the Internet in accordance with the instructions on the accompanying proxy card so that your shares will be represented at the DTE special meeting or the MCN special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the directions provided by your broker. If you are an MCN shareholder, your failure to instruct your broker to vote your shares will be the equivalent of voting against the approval of the merger agreement. If you are a DTE shareholder, your failure to instruct your broker to vote your shares will result in those shares not being represented at the DTE special meeting and will have the effect of reducing the aggregate number of shares voting at the DTE special meeting and the number of shares of DTE common stock required to approve the issuance of shares of DTE common stock in the merger.

Q:  CAN I CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY WITH VOTING
    INSTRUCTIONS?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice to the party to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions by telephone or through the Internet. The latest vote actually received by DTE or MCN, as the case may be, before the shareholders meeting will be counted and any earlier votes will be revoked. Third, you may attend the DTE special meeting or the MCN special meeting and vote in person. SIMPLY ATTENDING THE SHAREHOLDERS MEETING, HOWEVER, WILL NOT REVOKE YOUR PROXY. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change or revoke your proxy.
Q: IF I AM AN MCN SHAREHOLDER, HOW DO I ELECT TO RECEIVE CASH OR SHARES OF DTE COMMON STOCK IN THE MERGER?

A: Approximately one month before the completion of the merger, MCN shareholders will receive written instructions for exchanging MCN stock certificates and making a choice as to the form of consideration you wish to receive; that is, shares of DTE common stock, cash or both.

Q: IF I AM AN MCN SHAREHOLDER, WHEN SHOULD I SEND IN MY INSTRUCTIONS AND MY STOCK CERTIFICATES?

A: Approximately one month before the completion of the merger, MCN shareholders will receive written instructions for exchanging MCN stock certificates. Your stock certificates and your instructions regarding whether you would like to receive cash, shares of DTE common stock or both, must be received by the exchange agent no later than 9:00 a.m. on the date of the merger.

    MCN shareholders should not send in their stock certificates before receiving instructions.

Q:  WHOM SHOULD SHAREHOLDERS CALL WITH QUESTIONS?

A: If you are a DTE shareholder you should call Morrow & Co., Inc. at (800) 566-9061 with any questions about the merger and related transactions.

    If you are an MCN shareholder you should call MCN Investor Relations at
    (800) 548-4655 with any questions about the merger and related transactions.

                                    SUMMARY

     This summary, together with the preceding Question and Answer section, highlights selected information contained in this document and may not contain all of the information that is important to you. We urge you to read carefully this entire document and the other documents to which this document refers to understand fully the merger and other related transactions. See "Where You Can Find More Information" on page 118. Each item in this summary includes a page reference directing you to a more complete description of that item.

THE COMPANIES

DTE ENERGY COMPANY (PAGE 19)

     DTE Energy Company, a Michigan corporation organized in 1995, is the parent holding company of The Detroit Edison Company and other subsidiaries engaged in energy-related businesses.

     DTE's principal operating subsidiary, Detroit Edison, is a Michigan public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in Southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and approximately five million people, which is about half of Michigan's population. DTE also has affiliates engaged in non-regulated businesses, including energy-related services and products.

MCN ENERGY GROUP INC. (PAGE 19)

     MCN Energy Group Inc., a Michigan corporation organized in 1988, is an integrated energy company primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing.

     MCN's largest subsidiary is Michigan Consolidated Gas Company, a natural gas utility serving 1.2 million customers in more than 500 communities throughout Michigan. MCN Energy Enterprises Inc. is a wholly owned subsidiary of MCN and serves as a holding company for MCN's nonutility businesses.

THE MERGER (PAGE 21)

     We are proposing a merger of MCN with and into DTE Enterprises, Inc., a Michigan corporation and wholly owned subsidiary of DTE. After the merger, MCN will be a wholly owned subsidiary of DTE.

     DTE and MCN believe that the merger offers both MCN shareholders who receive DTE common stock in the merger and DTE shareholders the opportunity to benefit from the growth opportunity expected to result from combining the two companies. For a more detailed discussion of the reasons for the merger, see pages 21 through 28.

WHAT MCN SHAREHOLDERS WILL RECEIVE (PAGE 52)

     As a result of the merger, MCN shareholders will be entitled to elect to receive either $28.50 in cash or 0.775 shares of DTE common stock in exchange for each share of MCN common stock they hold. This right to elect to receive either cash or DTE common stock or both is subject to allocation and proration procedures that ensure that the aggregate number of shares of MCN common stock that will be converted into cash and DTE common stock will be equal to 55% and 45%, respectively, of the total number of shares of MCN common stock outstanding immediately prior to the merger.

EXAMPLE: IF YOU HOLD 1000 SHARES OF MCN COMMON STOCK, YOU MAY ELECT TO RECEIVE 775 SHARES OF DTE COMMON STOCK, $28,500 IN CASH, OR SOME COMBINATION OF THE TWO. THE AMOUNT OF EITHER STOCK OR CASH THAT YOU ACTUALLY RECEIVE WILL DEPEND UPON THE ELECTION OF OTHER MCN SHAREHOLDERS. FOR EXAMPLE, IF YOU ELECT TO RECEIVE ONLY STOCK AND ALL OTHER MCN SHAREHOLDERS MAKE THE SAME ELECTION, 45% OF YOUR SHARES WOULD BE CONVERTED INTO STOCK AND 55% OF YOUR SHARES WOULD BE CONVERTED INTO CASH, SO YOU WOULD RECEIVE A TOTAL OF 348 SHARES OF DTE COMMON STOCK AND $15,675 IN CASH PLUS ADDITIONAL CASH PAID INSTEAD OF FRACTIONAL SHARES. SIMILARLY, EVEN IF YOU ELECT TO RECEIVE CASH, YOU MAY RECEIVE A MIX OF CASH AND SHARES OF DTE COMMON STOCK IN THE MERGER.

     Further, we have agreed to additional adjustments if necessary in order to preserve the status of the merger as a "reorganization" under the Internal Revenue Code. These tax adjustments would decrease below 55% the number of shares of MCN common stock that will be converted into cash and increase above 45% the number of shares of MCN common stock that will be converted into DTE common stock. If the tax adjustment is necessary, each share of MCN common stock that would have been converted into cash in the absence of this tax adjustment will be converted into a number of shares of DTE common stock having a value of $28.50 instead of being converted at the 0.775 exchange ratio. Conversion of shares of MCN common stock at this conversion rate will continue to the extent that the conversion is necessary so that the value of the DTE common stock paid as consideration for shares of MCN common stock is not less than 41% of the value of the total consideration paid for shares of MCN common stock. Any additional shares of MCN common stock converted into DTE common stock instead of cash in connection with the tax adjustment will be converted at the 0.775 rate.

MCN SHAREHOLDERS WILL BE ASKED TO ELECT THE FORM OF MERGER CONSIDERATION (PAGE
52)

     If you are an MCN shareholder, approximately one month before the completion of the merger, we will send you an election form which you may use to indicate your preference to receive shares of DTE common stock, cash or both, in exchange for your shares of MCN common stock. Alternatively, you may decide to make no election, in which case the form of consideration you receive will be determined by the elections of other MCN shareholders. After the deadline for submitting election forms -- 9:00 a.m. on the date of the merger -- has passed, an exchange agent chosen by DTE will allocate the consideration to comply with the requirement that, subject to the adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, in the aggregate, 55% of the outstanding shares of MCN common stock will be converted into cash and the other 45% will be converted into shares of DTE common stock.

RECOMMENDATIONS TO SHAREHOLDERS (PAGE 25)

     Each of the DTE board of directors and the MCN board of directors have determined that the merger and the consideration to be received by MCN shareholders are fair to, and in the best interests of, its respective shareholders.

DTE (PAGE 25)

     The DTE board of directors recommends that you vote "FOR" the issuance of shares of DTE common stock in the merger.

MCN (PAGE 26)

     The MCN board of directors recommends that you vote "FOR" the approval of the merger agreement.

OPINIONS OF FINANCIAL ADVISORS (PAGES 28 AND 36)

     In deciding whether to approve the merger agreement, the DTE board of directors considered the opinion of its financial advisor, Warburg Dillon Read LLC, and the MCN board of directors considered the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The opinions, dated October 4, 1999, were updated as of November 12, 1999, and these updated opinions are attached as Appendices B and C to this document. We encourage you to read these opinions carefully and in their entirety.

THE DTE SPECIAL MEETING

TIME, PLACE AND MATTERS TO BE VOTED UPON (PAGE 13)

     The DTE special meeting will be held on Monday, December 20, 1999, at 2:00 p.m., local time, at the DTE Energy Building, 660 Plaza Drive, Detroit, Michigan. At the DTE special meeting, you will be asked:

     1. To approve the issuance of shares of DTE common stock in the merger; and

     2. To act on other matters relating to the foregoing proposal that may be brought properly before the DTE special meeting.

RECORD DATE AND VOTE REQUIRED (PAGE 13)

     You may cast one vote at the DTE special meeting for each share of DTE common stock that you owned at the close of business on November 5, 1999.

     On November 5, 1999, there were approximately 122,683 shareholders of record and 145,041,324 shares of DTE common stock outstanding and entitled to vote. To approve the issuance of shares of DTE common stock in the merger, a majority of the shares voting at the DTE special meeting must vote in favor of doing so.

     As of November 5, 1999, directors and executive officers of DTE and its affiliates owned an aggregate of less than 0.1% of the outstanding shares of DTE common stock. The directors and executive officers have indicated their intention to vote the shares they hold in favor of the issuance of shares of DTE common stock in the merger.

THE MCN SPECIAL MEETING

TIME, PLACE AND MATTERS TO BE VOTED UPON (PAGE 16)

     The MCN special meeting will be held on Monday, December 20, 1999, at 2:00 p.m., local time, on the 32nd Floor of MCN's main office at 500 Griswold Street, Detroit, Michigan. At the MCN special meeting, you will be asked:

     1. To approve the merger agreement; and

     2. To act on other matters relating to the foregoing proposal that may be brought properly before the MCN special meeting.

RECORD DATE AND VOTE REQUIRED (PAGE 16)

     You may cast one vote at the MCN special meeting for each share of MCN common stock that you owned at the close of business on November 5, 1999.

     On November 5, 1999, there were approximately 24,000 shareholders of record and 85,655,381 shares of MCN common stock outstanding and entitled to vote. To approve the merger agreement, the holders of a majority of the shares of MCN common stock issued and outstanding on November 5, 1999 must vote in favor of doing so.

     As of November 5, 1999, directors and executive officers of MCN and their affiliates owned an aggregate of approximately 0.5% of the outstanding shares of MCN common stock, which they have indicated they intend to vote in favor of approval of the merger agreement.

THE MERGER AGREEMENT

     The merger agreement is attached to this document as Appendix A. Please read the merger agreement carefully and in its entirety. It is the legal document that governs the merger.

EFFECTIVE TIME OF THE MERGER (PAGE 55)

     The merger will occur shortly after all the conditions to the completion of the merger have been satisfied or waived. Although no assurances can be given, it is currently expected that the merger will be completed in six to nine months from the date of the merger agreement. The merger may be completed sooner or later depending on the satisfaction of the conditions of the merger.
CONDITIONS OF THE MERGER (PAGE 55)

     The completion of the merger depends on a number of conditions being satisfied or waived, including the following:

     - Approval of the merger agreement by MCN shareholders and approval of the issuance of shares of DTE common stock in the merger by DTE shareholders;

     - The receipt of all governmental and other consents and approvals that are necessary to complete the merger;

     - The absence of any injunction or legal restraint blocking the merger or any threatened or pending litigation by certain governmental entities;

     - MCN's sale of its interests in various electric facilities;

     - The representations and warranties of each of us being true in all material respects and each of us having performed in all material respects our obligations under the merger agreement;

     - The receipt by each of us of legal opinions that the merger will be treated as a "reorganization" under the Internal Revenue Code and that DTE, MCN and DTE Enterprises will each be a party to that reorganization; and

     - The absence of any material adverse change in the condition of MCN or DTE.

     If the law permits, either of us could choose to waive a condition to our obligation to complete the merger even though that condition has not been satisfied. However, neither of us may waive the condition relating to the receipt of the tax opinions after the requisite approval of either DTE shareholders or MCN shareholders has been obtained unless further shareholder approval is obtained with appropriate disclosure. We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

TERMINATION (PAGE 63)

     We may agree in writing to terminate the merger agreement at any time without completing the merger, even after the approval of our respective shareholders has been obtained.

     In addition, either of us may decide, without the consent of the other, to terminate the merger agreement, even after the approval of our respective shareholders has been obtained, if:

     - The merger has not been completed by July 15, 2000, although we have agreed to extend that date for an additional nine months if the reason the merger has not been completed is that we have not obtained all governmental consents;

     - MCN shareholders fail to approve the merger agreement or DTE shareholders fail to approve the issuance of shares of DTE common stock in the merger;

     - Any legal restriction permanently prohibiting completion of the merger has become final and non-appealable;

     - The other party materially breaches its representations, warranties, covenants or agreements contained in the merger agreement and does not, or cannot, correct the breach within 30 days;

     - The board of directors of either of us withdraws, adversely modifies, or fails to reconfirm its recommendation of the merger agreement; or

     - Either of us decides to enter into a transaction with a third party that is superior to the proposed merger.

We have also agreed that, if Federal Energy Regulatory Commission approval of the merger is not required, either one of us may terminate the merger agreement after one year from the date of the merger agreement by making a reasonable determination that it is more likely than not that the governmental consents needed to complete the merger on terms that satisfy the merger agreement will not be obtained prior to April 15, 2001, which is approximately 18 months from the date of the merger agreement. If FERC approval of the merger is required, however, this right to terminate the merger agreement by making such a reasonable determination exists only after 15 months from the date of the merger agreement.

TERMINATION FEES AND EXPENSES (PAGE 64)

     We have agreed that if MCN terminates the merger agreement in order to accept a superior proposal from a third party, MCN will pay DTE a termination fee of $55 million, and reimburse DTE's charges and expenses up to $15 million. We have further agreed that if DTE terminates the merger agreement in order to accept a superior proposal from a third party, DTE will pay MCN a termination fee of $85 million, and reimburse MCN's charges and expenses up to $15 million. We have further agreed that if the merger agreement is terminated under certain other circumstances involving either the failure to obtain the necessary shareholder approval or the modification or withdrawal of a board of directors' recommendation of the merger agreement, then we will reimburse the other's charges and expenses up to $15 million and, if we thereafter execute an agreement or complete a transaction with a third party within 12 months after termination, we will pay the other party a termination fee which, in the case of DTE, will be $85 million, and, in the case of MCN, will be $55 million.

     Except as provided in the termination fees and expenses provisions described above, whether or not the merger is completed, we will each pay our own fees and expenses, except that we will divide evenly the costs and expenses that we have incurred in printing and mailing this document and the fees that we have paid to the Securities and Exchange Commission in connection with the merger.

OTHER

INTERESTS OF MANAGEMENT AND DIRECTORS IN THE MERGER (PAGE 43)

     In considering the recommendations of the MCN board of directors and the DTE board of directors with respect to the merger, you should be aware that certain officers and directors of MCN and DTE have interests in the merger that are in addition to, or different from, the interests of shareholders of MCN and DTE generally. These interests exist because of:

     - The terms of change in control agreements that provide various MCN officers with severance benefits if their employment is terminated under certain conditions after the merger; and

     - Rights the MCN officers have pursuant to the terms of benefit and compensation plans maintained by MCN which will allow cash-and stock-based awards to be available earlier.

     Further, DTE, MCN and DTE Enterprises have entered into a termination and consulting agreement with Alfred R. Glancy III, MCN's

Chairman and Chief Executive Officer, which will go into effect if and when the merger is completed.

     The members of both the DTE board of directors and the MCN board of directors knew about these additional interests, and considered them, when they adopted the merger agreement and the related transactions.

DISSENTERS' RIGHTS (PAGE 48)

     Both companies are incorporated under Michigan law. Under Michigan law, neither DTE shareholders nor MCN shareholders have any right to a court determination, in a proceeding known as an appraisal, of the fair value of their shares in connection with the merger.

ACCOUNTING TREATMENT (PAGE 65)

     DTE will account for the merger as a purchase for financial reporting purposes.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (PAGE 66)

     We expect that for U.S. federal income tax purposes, MCN shareholders who exchange all their shares of MCN common stock solely for shares of DTE common stock will not recognize any gain or loss. We also expect that MCN shareholders who receive cash, as well as shares of DTE common stock, in the merger may recognize gain, but not in excess of the amount of cash received.

     We have conditioned the merger on our receipt of legal opinions that the merger will be treated as a "reorganization" for federal income tax purposes.

     This tax treatment may not apply to certain MCN shareholders and may depend on your specific situation and on variables not within our control. We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger.

COMPARISON OF SHAREHOLDERS' RIGHTS (PAGE 74)

     DTE and MCN are both incorporated in Michigan, so the rights of MCN shareholders who become DTE shareholders will continue to be governed by Michigan law. There are some differences in the rights of the shareholders under the respective articles of incorporation and other documents relating to DTE and MCN.

LISTING OF DTE COMMON STOCK (PAGE 48)

     The shares of DTE common stock to be issued in connection with the merger will be listed on the NYSE and the Chicago Stock Exchange under the symbol "DTE."

REGULATORY FILINGS, APPROVALS AND CLEARANCES (PAGE 50)

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations there-under, provide that the merger may not be completed until premerger notification filings have been made, by which means information is submitted to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission, and the specified HSR Act waiting period has expired. Even after the waiting period expires or is terminated, the Antitrust Division and the Federal Trade Commission will have the authority to challenge the merger on antitrust grounds before or after the merger is completed.

     DTE and MCN each intends to file a notification and report form for the merger with the Antitrust Division and the Federal Trade Commission in mid-November, 1999.

     Although both DTE and MCN are exempt holding companies under the Public Utility Holding Company Act of 1935, the Securities and Exchange Commission must approve the merger pursuant to Section 9(a)(2) of the 1935 Act, which requires SEC approval of some acquisitions of public utility company securities.

     Under the merger agreement, MCN will use its best efforts to promptly dispose of various electric facilities that it owns. If MCN is successful in disposing of those facilities, the merger should not require FERC approval under the Federal Power Act, although such dispositions may require FERC approval under the Power Act. If MCN is not successful in disposing of those facilities the merger itself is likely to require FERC approval under the Power Act.

     We cannot predict whether we will obtain the required regulatory clearances and approvals, the time frame within which such clearances and approvals may be received or whether any such clearances and approvals would contain conditions that would be detrimental to DTE.

                     MARKET PRICE AND DIVIDEND INFORMATION

     This table sets forth, for the calendar quarters indicated, the high and low sales prices per share of DTE common stock and MCN common stock, as reported on the NYSE Composite Tape, and the dividends per share declared on DTE common stock and MCN common stock.

                                                       DTE                                               MCN
                                                   COMMON STOCK                                     COMMON STOCK
                                  ----------------------------------------------    ---------------------------------------------
       CALENDAR QUARTER                HIGH               LOW          DIVIDENDS         HIGH              LOW          DIVIDENDS
       ----------------                ----               ---          ---------    --------------         ---          ---------
1996
  First Quarter...............    $37 1/4            $33 1/8           $0.51500     $25 1/2           $21 5/8           $0.23250
  Second Quarter..............     34 1/4             28                0.51500      25 5/8            22 3/4            0.23250
  Third Quarter...............     31                 27 5/8            0.51500      27 5/8            22 3/4            0.23250
  Fourth Quarter..............     33 1/8             27 7/8            0.51500      30 1/2            26 5/8            0.24250
1997
  First Quarter...............     32 7/8             26 1/4            0.51500      32 5/8            28 1/8            0.24250
  Second Quarter..............     28 3/8             26 1/8            0.51500      30 13/16          27 3/8            0.24250
  Third Quarter...............     32 7/8             27 1/2            0.51500      33                30 3/8            0.24250
  Fourth Quarter..............     34 3/4             28 1/16           0.51500      40 1/2            32                0.25500
1998
  First Quarter...............     39 5/8             33 7/16           0.51500      39 7/8            36 1/4            0.25500
  Second Quarter..............     42                 37 11/16          0.51500      39 7/8            24 3/4            0.25500
  Third Quarter...............     45 5/16            39 3/16           0.51500      26 13/16          16 7/16           0.25500
  Fourth Quarter..............     49 1/4             41 7/16           0.51500      20 13/16          16 13/16          0.25500
1999
  First Quarter...............     43 3/4             37 15/16          0.51500      19 9/16           15 13/16          0.25500
  Second Quarter..............     44 11/16           38 1/4            0.51500      22 5/8            15 15/16          0.25500
  Third Quarter...............     41 7/8             35 3/16           0.51500      22 1/4            17                0.25500
  Fourth Quarter (through
     November 11, 1999).......     37 5/16            31 7/16                --      25 3/8            17                0.25500

DIVIDEND INFORMATION

     DTE intends to continue its dividend rate of $2.06 per share annually, although the DTE board of directors may change this practice at any time.

RECENT CLOSING PRICES

     Shares of DTE common stock are listed on the NYSE and the Chicago Stock Exchange under the symbol "DTE." Shares of MCN common stock are listed on the NYSE under the symbol "MCN."

     The following table sets forth the closing sales prices per share of DTE common stock and MCN common stock on the NYSE on October 4, 1999, the last trading day before public announcement of the merger, and on November 11, 1999, the last practicable trading day prior to the date of this document. The table also presents implied equivalent per share values for MCN common stock by multiplying the price per share of DTE common stock on the dates indicated by the exchange ratio of 0.775.

                                                                              MCN          EQUIVALENT PER SHARE
                                                              DTE            COMMON               OF MCN
                                                          COMMON STOCK       STOCK             COMMON STOCK
                                                          ------------       ------        --------------------
October 4, 1999.......................................        $37        $17 11/16               $28.675
November 11, 1999.....................................        $33 11/16  $24 9/16                $ 26.11

     The market price of both DTE common stock and MCN common stock is likely to fluctuate prior to the merger and cannot be predicted. You should obtain current market quotations for DTE common stock and MCN common stock. The future prices for DTE common stock after the merger cannot be predicted.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     DTE and MCN are providing the following financial information to assist you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of DTE and MCN, and the related notes contained in DTE's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q that DTE has previously filed with the Securities and Exchange Commission and MCN's 1998 Annual Report and September 30, 1999 Quarterly Report that are included herein. See "Where You Can Find More Information" on page 118.

     SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF DTE ENERGY COMPANY

                                                    YEAR ENDED DECEMBER 31,               NINE MONTHS ENDED
                                         ----------------------------------------------   ------------------
                                          1994     1995     1996     1997         1998    9/30/98    9/30/99
                                          ----     ----     ----     ----         ----    -------    -------
                                                        (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data
  Operating Revenues...................  $3,519   $3,636   $3,645   $3,764       $4,221   $  3,208   $3,614
  Net Income...........................  $  390   $  406   $  309   $  417       $  443   $    337   $  386
  Earnings Per Common Share -- Basic
    and Diluted........................  $ 2.67   $ 2.80   $ 2.13   $ 2.88       $ 3.05   $   2.32   $ 2.66
  Dividends Declared Per Share of
    Common Stock.......................  $ 2.06   $ 2.06   $ 2.06   $ 2.06       $ 2.06   $  1.545   $1.545

                                                             AT DECEMBER 31,                     AT SEPTEMBER 30,
                                            --------------------------------------------------   -----------------
                                             1994      1995      1996      1997         1998      1998      1999
                                             ----      ----      ----      ----         ----      ----      ----
                                                             (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Balance Sheet Data
  Total Assets............................  $10,993   $11,131   $11,015   $11,223      $12,088   $11,812   $12,316
  Long-Term Debt Obligations (including
    capital leases) and Redeemable
    Preferred and Preference Stock
    Outstanding...........................  $ 3,980   $ 4,004   $ 4,038   $ 4,058      $ 4,323   $ 4,177   $ 4,103
  Book Value Per Share of Common Stock....  $ 22.89   $ 23.62   $ 23.69   $ 24.51      $ 25.49   $ 25.65   $ 26.61

    SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF MCN ENERGY GROUP INC.

                                                     YEAR ENDED DECEMBER 31,               NINE MONTHS ENDED
                                          ----------------------------------------------   -----------------
                                           1994     1995     1996     1997         1998    9/30/98   9/30/99
                                           ----     ----     ----     ----         ----    -------   -------
                                                         (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data(a)
  Operating Revenues....................  $1,474   $1,495   $1,997   $2,208       $2,031   $ 1,459   $ 1,748
  Net Income (Loss).....................  $   75   $   93   $  113   $  133       $ (286)  $  (310)  $   (29)
  Earnings (Loss) Per Common Share --
    Basic...............................  $ 1.26   $ 1.44   $ 1.68   $ 1.82       $(3.63)  $ (3.95)  $ (0.35)
  Earnings (Loss) Per Common Share --
    Diluted.............................  $ 1.25   $ 1.43   $ 1.67   $ 1.79       $(3.63)  $ (3.95)  $ (0.35)
  Dividends Declared Per Share of Common
    Stock...............................  $ 0.87   $ 0.90   $ 0.94   $ 0.98       $ 1.02   $0.7650   $0.7650

                                                          AT DECEMBER 31,                   AT SEPTEMBER 30,
                                           ----------------------------------------------   -----------------
                                            1994     1995     1996     1997         1998     1998      1999
                                            ----     ----     ----     ----         ----     ----      ----
                                                          (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Balance Sheet Data
  Total Assets...........................  $2,241   $2,899   $3,633   $4,331       $4,393   $4,127    $4,056
  Long-Term Debt Obligations (including
    capital leases) and Redeemable
    Cumulative Preferred Securities......  $  784   $1,090   $1,426   $1,718       $1,809   $1,808    $1,864
  Book Value Per Share of Common Stock...  $ 8.56   $10.02   $11.66   $14.62       $ 9.93   $ 9.74    $ 9.89

-------------------------
(a) Income statement data excludes the cumulative effect of the 1999 change in accounting for start-up activities and the operations of MCN's discontinued computer services segment which was sold in 1996.

  See "Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                            Statements" on page 73.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                     CONDENSED CONSOLIDATED FINANCIAL DATA

     The following selected unaudited pro forma combined condensed consolidated financial data give effect to the merger. The pro forma adjustments are based upon available information and certain assumptions that DTE and MCN believe are reasonable. The selected unaudited pro forma combined condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the merger occurred at the beginning of the periods presented, nor are the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data have been derived from and should be read in conjunction with the "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" on page 69 and the related notes included herein and should be read in conjunction with the consolidated financial statements of DTE which are incorporated herein by reference, and of MCN, which are included herein on pages F-1 to F-123.

                                                                  YEAR ENDED          NINE MONTHS ENDED
                                                               DECEMBER 31, 1998      SEPTEMBER 30, 1999
                                                               -----------------      ------------------
                                                                 (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Income Statement Data(a)
  Operating Revenues.......................................         $6,252                  $5,362
  Net Income...............................................         $   80                  $  299
  Earnings Per Common Share
     Basic.................................................         $ 0.46                  $ 1.71
     Diluted...............................................         $ 0.44                  $ 1.67

                                                                SEPTEMBER 30, 1999
                                                                ------------------
Balance Sheet Data
  Total Assets..............................................         $18,327
  Long-Term Debt Obligations (including capital leases) and
     Redeemable Cumulative Preferred Securities.............         $ 5,967
  Book Value Per Share of Common Stock......................         $ 27.75

-------------------------
(a) Income statement data excludes the cumulative effect of the 1999 change in MCN's accounting for start-up activities.

  See "Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                            Statements" on page 73.

                                  RISK FACTORS

MCN SHAREHOLDERS CANNOT BE SURE OF THE MARKET VALUE OF THE SHARES OF DTE COMMON STOCK THAT WILL BE ISSUED IN THE MERGER

     As a result of the merger, subject to adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger will be converted into shares of DTE common stock. Because the exchange ratio is fixed at 0.775, the market value of DTE common stock issued in the merger will depend upon the market price of DTE common stock prior to the merger. This market value of DTE common stock is likely to fluctuate prior to the completion of the merger and therefore may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of the shareholders meetings. Accordingly, MCN shareholders cannot be sure of the market value of the DTE common stock that they will receive in the merger.

THE MERGER IS SUBJECT TO THE RECEIPT OF CONSENTS AND APPROVALS FROM GOVERNMENTAL ENTITIES THAT MAY IMPOSE CONDITIONS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON DTE OR CAUSE THE ABANDONMENT OF THE MERGER

     Before we can complete the merger, we must obtain final approvals from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as well as complying with premerger notification requirements under the antitrust laws that apply to business combinations generally. Approvals from other governmental entities, including the Federal Energy Regulatory Commission, may also be required. Obtaining these regulatory approvals is likely to delay the merger for a period of time after the necessary approvals of the DTE shareholders and MCN shareholders have been obtained at the special meetings. Approval of the merger by the Michigan Public Service Commission (the "MPSC") is not required under Michigan law, although the MPSC may seek to examine aspects of the merger. We cannot assure you that we will obtain these and other regulatory approvals, or if we obtain them, whether the terms and conditions of the approvals will be satisfactory. The terms and conditions of such regulatory approvals may require the divestiture of divisions, operations, or assets of the combined company and such required divestitures may have a material adverse effect on the business, financial condition or results of operations of the combined company. We also cannot give any assurance on whether third parties will appeal any final orders approving the merger, which could further delay the merger.

     We will use commercially reasonable efforts to obtain any required consent, registration, authorization, approval or permit of any governmental entity in connection with the merger and related transactions. However, DTE is not required to complete the merger if the governmental entities impose conditions which, in its reasonable judgment, are reasonably likely to have a material adverse effect on DTE, MCN or DTE Enterprises. See "The Merger
Agreement -- Conditions of the Merger" on page 55 and "Regulatory Filings, Approvals and Clearances" on page 50.

     In addition, the merger agreement permits either of us to terminate the merger agreement after specific dates if the required governmental approvals have not been obtained or if one of us reasonably determines that it is more likely than not that such approvals will not be obtained on terms that satisfy the merger agreement.

WE MAY NOT BE ABLE TO REALIZE FULLY THE COST SAVINGS AND OTHER BENEFITS EXPECTED TO BE REALIZED IN CONNECTION WITH THE MERGER, WHICH MAY ADVERSELY AFFECT EARNINGS AND FINANCIAL CONDITION

     Significant benefits are expected to result from the merger. The merger is expected to be accretive to DTE's earnings per share within the first full year of operation, based on anticipated results of future operations, and assuming timely realization of the estimated cost savings and avoidances expected to result from the merger and no adverse regulatory treatment. However, the merger involves the integration of two large companies that have previously operated independently of each other and the successful combination of the two business enterprises may take an extended period of time. Further, coordinating the operations will involve a number of risks including:

     - Difficulties in combining operations and systems, including combining or coordinating utility operations;

     - Difficulties in retaining employees, customers and suppliers;

     - Potentially adverse short-term effects on operating results; and

     - The possibility that we will not achieve anticipated cost savings, or that any savings will be partially or fully offset by utility rate reductions or other actions and so will not benefit the shareholders.

Inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as delays encountered in the transition process, could have a material adverse effect upon the revenues, level of expenses, operating results and financial condition of DTE, which may affect the value of DTE common stock. See "The Merger -- DTE's and MCN's Reasons for the Merger" on page 24, "-- Recommendation and Additional Considerations of the DTE Board of Directors" on page 25 and "-- Recommendation and Additional Considerations of the MCN Board of Directors" on page 26.

CHANGES IN REGULATORY ENVIRONMENT AND INCREASED COMPETITION MAY RESULT IN DECREASED EARNINGS

     The merger will combine two companies that to a large extent share a common regulatory environment and currently are affected by a number of similar factors, including deregulation and increased competition. There are initiatives in Michigan addressing competition in the electric industry and the impact, if any, of the adoption and implementation of one or more of these initiatives is currently unknown. In addition, the impact of the merger on deregulation issues, if any, is currently unknown. Furthermore, the utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures faced by electric and natural gas utility companies. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce DTE's earnings from retail electric and natural gas sales. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their customers.

FOR MCN SHAREHOLDERS, AN INVESTMENT IN DTE IS SUBJECT TO RISKS RELATED TO THE ELECTRIC UTILITY INDUSTRY

     DTE operates numerous electric generating facilities, including fossil and nuclear fueled plants. Some of the risks associated with the operation and cost of operation of electric generating facilities differ from those relating to MCN's utility and non-utility businesses, including risks relating to unscheduled outages and changing environmental requirements. MCN shareholders who after the merger hold DTE common stock will be exposed to risks arising from the electric utility industry that did not significantly affect their investment in MCN.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

     This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of each of DTE and MCN. These statements may be made directly in this document referring to DTE or MCN or, with respect to DTE only, may be made part of this document by reference to other documents filed with the Securities and Exchange Commission, which is known as "incorporation by reference," and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates" or similar expressions in this document or in documents incorporated herein.

     These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those contemplated by the forward-looking statements include, among others, the following possibilities:

     - General economic or business conditions, both domestic and foreign, may be less favorable than expected, resulting in, among other things, lower than expected revenues.

     - Costs or difficulties related to the integration of the businesses of DTE and MCN may be greater than expected.

     - Legislative or regulatory changes may adversely affect the businesses in which DTE and MCN are engaged. This includes any effect which the utility industry restructuring in Michigan may have on the combined entity.

     - The capital intensive nature of MCN's and DTE's businesses.

     - The uncertainty of gas reserve estimates.

     - The timing and extent of changes in commodity prices for natural gas, natural gas liquids, methanol, coal and electricity.

     - The timely completion and functioning of modifications made to address "Year 2000" issues.

     - The effects of weather and other natural phenomena.

     - The effects of environmental regulations.

     - The performance of non-regulated lines of business.

     - Adverse changes may occur in the securities markets.

     - Changes in the interest rate environment may adversely affect profit margins.

     Because such forward-looking statements are subject to assumptions, risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. DTE shareholders and MCN shareholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

     All subsequent written and oral forward-looking statements attributable to DTE or MCN or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither DTE nor MCN undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                            THE DTE SPECIAL MEETING

GENERAL

     This document is being furnished to DTE shareholders in connection with the solicitation of proxies by the DTE board of directors for use at the DTE special meeting, to be held on Monday, December 20, 1999, at 2:00 p.m., local time, at the DTE Energy Building, 660 Plaza Drive, Detroit, Michigan. The proxy card enclosed with this document is being mailed to shareholders on or about November 15, 1999.

     The purpose of the DTE special meeting is:

          (1) To consider and to vote upon the issuance of shares of DTE common stock in the merger; and

          (2) To transact such other business related to such proposal as may properly come before the DTE special meeting.

     THE DTE BOARD OF DIRECTORS HAS ADOPTED THE MERGER AGREEMENT. THE DTE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES OF DTE COMMON STOCK IN THE MERGER.

VOTING

     RECORD DATE

     The DTE board of directors has fixed the close of business on November 5, 1999 as the DTE record date for the determination of the holders of DTE common stock entitled to receive notice of and to vote at the DTE special meeting. You may vote at the DTE special meeting only if you owned DTE common stock at that time.

     As of the DTE record date, there were 145,041,324 shares of DTE common stock issued and outstanding. Each share of DTE common stock outstanding on the DTE record date is entitled to one vote upon each matter properly submitted at the DTE special meeting.

     VOTE REQUIRED

     The affirmative vote of the holders of a majority of the shares voting at the DTE special meeting, assuming the total number of shares voting represents a majority of all shares entitled to vote, is required to approve the issuance of shares of DTE common stock in the merger.

     Any failure to be present at the DTE special meeting, in person or by proxy, any abstention and any failure to inform a broker as to how to vote shares held by such broker, as explained below, will have the effect of reducing the aggregate number of shares voting at the DTE special meeting and, accordingly, the number of shares of DTE common stock required to approve the issuance of shares of DTE common stock in the merger. Under the rules of the NYSE, brokers who hold shares in street name for customers will not have authority to vote on the issuance of shares of DTE common stock in the merger unless they receive specific instructions from the beneficial owners of such shares.

     The presence, in person or represented by proxy, of a majority of the shares of DTE common stock entitled to vote at the DTE special meeting will constitute a quorum for the transaction of business. Abstentions will be counted as present for purposes of determining a quorum. The failure by a beneficial owner of shares to provide a broker with voting instructions with respect to such shares will result in those shares not being present for purposes of determining a quorum.

     As of November 5, 1999, directors and executive officers of DTE owned beneficially an aggregate of 422,538 shares of DTE common stock, including shares which may be acquired within 60 days upon exercise of employee stock options, or less than 0.1%, of the shares of DTE common stock outstanding on such date. The directors and executive officers of DTE have indicated their intention to vote their shares of DTE common stock in favor of the issuance of shares of DTE common stock in the merger.

     As of November 5, 1999, the directors and executive officers of DTE owned no shares of MCN common stock.

PROXIES

     Each copy of this document mailed to DTE shareholders is accompanied by a form of proxy with voting instructions for submission by mail. In addition, DTE shareholders entitled to vote at the DTE special meeting may submit their proxies by telephone or through the Internet, in accordance with the instructions set forth on the accompanying proxy card. However, submission of proxies with voting instructions by telephone or through the Internet may not be available to shareholders who hold their shares through a broker, nominee, fiduciary or other custodian. DTE shareholders should contact such person to determine whether they may submit their proxy by telephone or through the Internet. Shares of DTE common stock represented by a proxy properly submitted as described below and received at or prior to the DTE special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. DTE has been advised by counsel that submitting proxies by telephone or through the Internet in the manner described in this document is consistent with the requirements of applicable law.

     Submitting Proxies by Mail. To submit a written proxy by mail, holders of DTE common stock should complete, sign, date and mail the proxy card provided with this document in accordance with the instructions set forth on such card. If a proxy card is signed and returned without indicating any voting instructions, shares of DTE common stock represented by the proxy will be voted "FOR" the issuance of shares of DTE common stock in the merger.

     Submitting Proxies by Telephone or Internet. Shareholders may also submit proxies with voting instructions by telephone by calling (800) 250-9081, or through the Internet at http://www.votefast.com. In each case, shareholders should follow the instructions that are set forth on the reverse side of the accompanying proxy card. Each DTE shareholder has been assigned a unique control number which has been printed on each holder's proxy card. Shareholders who submit proxies by telephone or through the Internet will be required to provide their assigned control number before their proxy will be accepted. In addition to the instructions that appear on the proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated Web site for those shareholders submitting proxies through the Internet. Shareholders submitting their proxies with voting instructions by telephone or through the Internet will receive confirmation on the telephone or through the Internet, as applicable, that their proxies have been successfully submitted.

     Your vote is confidential, whether you submit your proxy by mail, by telephone or through the Internet. The tabulator and inspectors of election are not employees of DTE nor are they affiliated with DTE in any way. However, DTE may be advised of whether you have voted. Also, your vote may be disclosed to DTE if a contested proxy solicitation occurs or if a disclosure is required by law.

     REVOCATION

     Any person who submits a proxy may revoke it any time before it is voted:

     - By giving written notice of revocation to DTE, addressed to Corporate Election Services, P.O. Box 535600, Pittsburgh, Pennsylvania 15253;

     - By submitting a later-dated proxy with voting instructions by mail, by telephone or through the Internet, if the proxy is received by DTE prior to the DTE special meeting; or

     - By VOTING in person at the DTE special meeting; a proxy is not revoked by simply ATTENDING the DTE special meeting.

     DTE shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change or revoke their proxy.

     SPECIAL PROCEDURES FOR THE DETROIT EDISON SAVINGS & INVESTMENT PLANS PARTICIPANTS

     Participants in the Detroit Edison Savings & Investment Plans may not vote their shares using the procedures described above. Such participants must follow the procedures described below.

     Participants in the Detroit Edison Savings & Investment Plan are entitled to direct Fidelity Management Trust Company, as trustee, to vote on their behalf at the DTE special meeting. Only Fidelity can vote shares of participants in the Detroit Edison Savings & Investment Plans and Fidelity only votes shares for which it has received voting instructions. Participants cannot vote these shares in person at the DTE special meeting. How participants vote these shares is confidential. Fidelity will not disclose how participants have instructed it to vote unless required by law. DTE shareholders who are participants in this plan must follow the instructions received from Fidelity in order to change or revoke their voting instructions.

     OTHER MATTERS

     The DTE board of directors is not currently aware of any business to be acted upon at its special meeting, other than as described herein. If, however, other matters related to the proposal at the DTE special meeting are properly brought before the DTE special meeting, the persons appointed as proxies will have discretion to vote or to act thereon according to their best judgment, unless otherwise indicated on any particular proxy. The persons appointed as proxies also will have discretion to vote on adjournment of the DTE special meeting. Such adjournment may be for the purpose of soliciting additional proxies, although shares represented by proxies voting against the issuance of shares of DTE common stock in the merger will be voted against a proposal to adjourn the DTE special meeting for the purpose of soliciting additional proxies.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of DTE, none of whom will be specifically compensated for such services but may be reimbursed for reasonable out-of-pocket expenses in connection therewith, may solicit proxies from the shareholders of DTE personally or by telephone, telecopy or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending such materials to beneficial owners.

     In addition, DTE has retained Morrow & Co., Inc. to assist in the solicitation of proxies from its shareholders. The fees to be paid by DTE to Morrow & Co., Inc. for such services will be equal to approximately $10,000, plus reasonable out-of-pocket costs and expenses. DTE will bear its own expenses in connection with the solicitation of proxies for the DTE special meeting, except DTE and MCN will share equally all expenses incurred in connection with the filing of the registration statement filed by DTE with the Securities and Exchange Commission to register the shares of DTE common stock to be issued to MCN shareholders in the merger, and the printing and mailing of this document.

                            THE MCN SPECIAL MEETING

GENERAL

     This document is being furnished to MCN shareholders in connection with the solicitation of proxies by the MCN board of directors for use at the MCN special meeting, to be held on Monday, December 20, 1999, at 2:00 p.m., local time, on the 32nd floor of MCN's main office at 500 Griswold Street, Detroit, Michigan. This document is also furnished to MCN shareholders as a prospectus in connection with the issuance by DTE of shares of DTE common stock pursuant to the merger agreement.

     The purpose of the MCN special meeting is:

          (1) To consider and to vote upon the approval of the merger agreement; and

          (2) To transact such other business related to such proposal as may properly come before the MCN special meeting.

     THE MCN BOARD OF DIRECTORS HAS ADOPTED THE MERGER AGREEMENT AND RECOMMENDS THAT THE MCN SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

VOTING

     RECORD DATE

     The MCN board of directors has fixed the close of business on November 5, 1999 as the MCN record date for the determination of the holders of MCN common stock entitled to receive notice of and to vote at the MCN special meeting. You may vote at the MCN special meeting only if you owned MCN common stock at that time.

     As of the MCN record date, there were 85,655,381 shares of MCN common stock issued and outstanding. Each share of MCN common stock outstanding on the MCN record date is entitled to one vote on each matter properly submitted at the MCN special meeting.

     VOTE REQUIRED

     The affirmative vote of the holders of a majority of the shares of MCN common stock issued and outstanding on the MCN record date is required for approval of the merger agreement.

     Any failure to be present at the MCN special meeting, in person or by proxy, any abstention and any failure to instruct a broker as to how to vote shares held by such broker, as explained below, will have the same effect as a vote against approval of the merger agreement. Under the rules of the NYSE, brokers who hold shares in street name for customers will not have authority to vote on the approval of the merger agreement unless they receive specific instructions from the beneficial owners of such shares.

     The presence, in person or represented by proxy, of a majority of the shares of MCN common stock entitled to vote at the MCN special meeting will constitute a quorum for the transaction of business. Abstentions will be counted as present for purposes of determining a quorum. The failure by a beneficial owner of shares to provide a broker with voting instructions with respect to such shares will result in those shares not being present for purposes of determining a quorum.

     As of November 5, 1999, directors and executive officers of MCN owned beneficially an aggregate of 445,929 shares of MCN common stock, including shares which may be acquired within 60 days upon exercise of employee stock options, or approximately 0.5% of the shares of MCN common stock outstanding on such date. The directors and executive officers of MCN have indicated their intention to vote their shares of MCN common stock in favor of the approval of the merger agreement.

     As of November 5, 1999 the directors and executive officers of MCN owned no shares of DTE common stock.

PROXIES

     Each copy of this document mailed to MCN shareholders is accompanied by a form of proxy with voting instructions for submission by mail. In addition, MCN shareholders entitled to vote at the MCN special meeting may submit their proxies by telephone or through the Internet in accordance with the instructions set forth on the accompanying proxy card. However, submission of proxies with voting instructions by telephone or through the Internet may not be available to shareholders who hold their shares through a broker, nominee, fiduciary or other custodian. MCN shareholders should contact such person to determine whether they may submit their proxies by telephone or through the Internet. Shares of MCN common stock represented by a proxy properly submitted as described below and received at or prior to the MCN special meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. MCN has been advised by counsel that submitting proxies by telephone or through the Internet in the manner described in this document is consistent with the requirements of applicable law.

     Submitting Proxies by Mail. To submit a written proxy by mail, holders of MCN common stock should complete, sign, date and mail the proxy card provided with this document in accordance with the instructions set forth on such card. If a proxy card is signed and returned without indicating any voting instructions, shares of MCN common stock represented by the proxy will be voted "FOR" the approval of the merger agreement.

     Submitting Proxies by Telephone or Internet. Shareholders may also submit proxies with voting instructions by telephone by calling (877) PRX-VOTE ((877) 779-8683), or through the Internet at http://www.eproxyvote.com/mcn. In each case, shareholders should follow the instructions that are set forth on the reverse side of the accompanying proxy card. Each shareholder has been assigned a unique control number which has been printed on each holder's proxy card. Shareholders who submit proxies by telephone or through the Internet will be required to provide their assigned control number before their proxy will be accepted. In addition to the instructions that appear on the proxy card, step-by-step instructions will be provided by a recorded telephone message for those shareholders submitting proxies by telephone, or at the designated Web site for those shareholders submitting proxies through the Internet. Shareholders submitting their proxies with voting instructions by telephone or through the Internet will receive confirmation on the telephone or through the Internet, as applicable, that their proxies have been successfully submitted.

     REVOCATION

     Any person who submits a proxy may revoke it any time before it is voted:

     - By giving written notice of revocation to MCN, addressed to: Investor Relations, MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226;

     - By submitting a later dated proxy with voting instructions by mail, by telephone or through the Internet, if the proxy is received by MCN prior to the MCN special meeting; or

     - By VOTING in person at the MCN special meeting; a proxy is not revoked by simply ATTENDING the MCN special meeting.

MCN shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their proxy.

     OTHER MATTERS

     The MCN board of directors is not currently aware of any business to be acted upon at its special meeting, other than as described herein. If, however, other matters related to the proposal to approve the merger agreement are properly brought before the MCN special meeting, the persons appointed as proxies will have discretion to vote or to act thereon according to their best judgment, unless otherwise indicated on any particular proxy. The persons appointed as proxies also will have discretion to vote on adjournment of the MCN special meeting. Such adjournment may be for the purpose of soliciting additional proxies, although shares represented by proxies voting against the approval of the merger agreement will be voted against a proposal to adjourn the MCN special meeting for the purpose of soliciting additional proxies.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, directors, officers and employees of MCN, none of whom will be specifically compensated for such services but may be reimbursed for reasonable out-of-pocket expenses in connection therewith, may solicit proxies from the shareholders of MCN personally or by telephone, telecopy or telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending such materials to beneficial owners.

     In addition, MCN has retained Corporate Investor Communications Inc. to assist in the solicitation of proxies from its shareholders. The fees to be paid by MCN to Corporate Investor Communications Inc. for such services will be equal to approximately $6,500, plus reasonable out-of-pocket costs and expenses. MCN will bear its own expenses in connection with the solicitation of proxies for the MCN special meeting, except that MCN and DTE will share equally all expenses incurred in connection with the filing of the registration statement to register the shares of DTE common stock to be issued to MCN shareholders in the merger and the printing and mailing of this document.

     MCN SHAREHOLDERS SHOULD NOT SEND MCN COMMON STOCK CERTIFICATES WITH THEIR PROXY CARDS. Instructions for delivering stock certificates can be found under "The Merger Agreement -- Election Procedures and Distribution of Certificates of DTE Common Stock," on page 54.

                                 THE COMPANIES

DTE ENERGY COMPANY

     DTE Energy Company, a Michigan corporation organized in 1995, is the parent holding company of The Detroit Edison Company and other subsidiaries engaged in energy-related businesses.

     DTE's principal operating subsidiary, Detroit Edison, is a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 square mile area in southeastern Michigan. Detroit Edison's service area includes about 13% of Michigan's total land area and approximately five million people, which is about half of Michigan's population. Detroit Edison's residential customers reside in urban and rural areas, including an extensive shoreline along the Great Lakes and connecting waters.

     DTE also has affiliates that engage in non-regulated businesses, including the following energy-related services and products:

     - The operation of a pulverized coal facility and coke oven batteries;

     - Coal sourcing, blending and transportation;

     - Landfill gas-to-energy facilities;

     - Providing expertise in the application of new energy technologies;

     - Real estate development;

     - Power marketing; and

     - Specialty engineering services and retail marketing of energy and other products.

     DTE Capital Corporation, another affiliate of DTE, provides financial services to DTE's non-regulated affiliates.

     The mailing address of DTE Energy Company's principal executive offices is 2000 2nd Avenue, Detroit, Michigan, 48226-1279, and its telephone number is
(313) 235-4000.

MCN ENERGY GROUP INC.

     MCN Energy Group Inc., a Michigan corporation organized in 1988, is an integrated energy company with more than $4.0 billion in assets at September 30, 1999 and revenues of over $2.3 billion for the twelve months ended September 30, 1999. MCN is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing. MCN's largest subsidiary is Michigan Consolidated Gas Company ("MichCon"), a natural gas utility serving approximately 1.2 million customers in more than 500 communities throughout Michigan. MCN Energy Enterprises Inc. is a wholly owned subsidiary of MCN and serves as a holding company for MCN's nonutility businesses.

     On August 2, 1999, MCN announced a significantly revised strategic direction. MCN's revised strategy includes:

     - Focusing on the Midwest-to-Northeast region rather than on North America; and

     - Emphasizing operational efficiencies and growth through the integration of existing businesses rather than building a portfolio of diverse, non-operated energy investments.

     Consistent with its new strategic direction, MCN announced on August 2, 1999, that it would retain its natural gas producing properties in Michigan and that it would go forward with the sale of its other exploration and production oil and gas properties. MCN also announced that it had reduced its capital investment levels to approximately $500 million in 1999 and $300 million in 2000.

     As a part of its revised strategic direction, MCN is reorganizing into four primary business segments and an investment arm: Gas Distribution; Midstream & Supply; Energy Marketing; Power; and Energy Holdings.

     - Gas Distribution is responsible for MCN's regulated utilities operations. Gas Distribution consists principally of MichCon, a Michigan corporation organized in 1898 that, with its predecessors, has been in business for over 150 years. MichCon is subject to the accounting requirements and rate regulation of the MPSC with respect to the distribution and transportation of natural gas.

     - Midstream & Supply develops and manages MCN's gas producing, gathering, processing, storage and transmission facilities within the Midwest-to-Northeast target region.

     - Energy Marketing consists of MCN's non-regulated marketing activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service areas.

     - Power develops and manages independent electric power projects.

     - Energy Holdings manages and seeks to maximize the value of existing ventures outside MCN's target region. It primarily consists of gas gathering and processing investments in major U.S. producing basins.

     Until MCN's reorganization into the four business segments and investment arm described above is complete, MCN will continue to operate through two major business groups: Diversified Energy and Gas Distribution.

     - Diversified Energy, operating through MCNEE, is involved in the following segments: Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Electric Power with investments in electric generation facilities in operation and under construction with a combined 2,986 MW of gross capacity and investments in electric distribution facilities at December 31, 1998; Energy Marketing with total gas sales and exchange gas delivery markets of 465.7 Bcf for 1998 with rights to 67 Bcf of storage capacity. Diversified Energy also has investments in Exploration & Production properties with 1.2 Tcf/e of proved gas and oil reserves at December 31, 1998. Consistent with its new strategic direction, MCN will retain its natural gas producing properties in Michigan. MCN has sold its E&P properties in the Western and Midcontinent/Gulf Coast regions and expects to sell other non-Michigan E&P properties by mid-2000.

     - Gas Distribution consists principally of MichCon. MichCon is subject to the accounting requirements and rate regulation of the MPSC with respect to the distribution and intrastate transportation of natural gas.

     MCN has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226, and its telephone number is (313) 256-5500.

     For additional information about MCN, see "Description of MCN Energy Group Inc." on page 94.

                                   THE MERGER

     The discussion in this document of the merger of DTE and MCN and the principal terms of the Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999, among DTE, MCN and DTE Enterprises, Inc. does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement which is incorporated into this document by reference. A copy of the merger agreement is attached as Appendix A to this document.

GENERAL

     We are furnishing this document to DTE shareholders and MCN shareholders in connection with the solicitation of proxies by the boards of directors of DTE and MCN for use at their respective special meetings of shareholders and at any adjournments or postponements thereof.

     At the DTE special meeting, DTE shareholders will be asked to consider and to vote on a proposal to issue shares of DTE common stock in the merger. At the MCN special meeting, MCN shareholders will be asked to consider and to vote upon a proposal to approve the merger agreement. Approval of the merger agreement will also constitute approval of the transactions contemplated thereby, including, among others, the merger.

     The merger agreement provides that MCN will be merged with and into DTE Enterprises, with DTE Enterprises as the surviving corporation. In the merger, each share of MCN common stock issued and outstanding immediately prior to the merger, other than shares of MCN common stock owned by DTE or MCN (except for those owned on behalf of third parties), will be converted into the right to receive $28.50 in cash or 0.775 shares of DTE common stock. The merger agreement also contains proration and allocation procedures that ensure that:

     - The aggregate number of shares of MCN common stock that will be converted into cash will be equal to 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger; and

     - The aggregate number of shares of MCN common stock that will be converted into shares of DTE common stock will be equal to 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger.

     In addition, as discussed in further detail under "The Merger
Agreement -- Terms of the Merger" on page 52, the percentage of shares of MCN common stock converted into cash and shares of DTE common stock also may be further adjusted in order to preserve the status of the merger as a reorganization under the Internal Revenue Code.

     The merger will become effective when the certificate of merger is duly endorsed by the Department of Consumer and Industry Services of the State of Michigan.

     DTE will account for the merger as a purchase for financial reporting purposes. The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, for federal income tax purposes.

     Based on the $37 closing price per share of DTE common stock on the NYSE on October 4, 1999, the last trading day prior to public announcement of the merger, and the exchange ratio of 0.775, the implied per share value of each share of MCN common stock converted into shares of DTE common stock in the merger was $28.675 as of such date. Based on the $33 11/16 closing price per share of DTE common stock on the NYSE on November 11, 1999, the last practicable trading day prior to the date of this document, and the exchange ratio of 0.775, the implied per share value of each share of MCN common stock converted into shares of DTE common stock in the merger was $26.11 as of such date.

BACKGROUND TO THE MERGER

     In recent years, the management of each of DTE and MCN has periodically reviewed its company's competitive position in the electric and gas utility industry, industry trends and strategic initiatives to seek to improve its competitive position.

     In this context, and after several meetings between Warburg Dillon Read LLC and DTE's senior management team and after several presentations by Warburg Dillon Read to the DTE board of directors regarding possible strategic opportunities, DTE engaged Warburg Dillon Read in late 1998 as its financial advisor for a possible combination with MCN.

     In the fall of 1998 and continuing into early 1999, Mr. Anthony F. Earley, Jr., Chairman and Chief Executive Officer of DTE, and Mr. Alfred R. Glancy III, Chairman and Chief Executive Officer of MCN, had several discussions initiated by Mr. Earley with respect to a combination of DTE and MCN. In March 1999, Mr. Earley, on behalf of the DTE board of directors, sent a letter to Mr. Glancy expressing DTE's belief that a business combination of DTE and MCN could be beneficial to both of the companies and their respective shareholders, and to indicate that, based on a review of MCN's public documents and subject to a due diligence review of MCN, DTE believed that it could offer MCN's shareholders a substantial premium over MCN's then-current stock price. After considering the DTE proposal and determining that it was in the best interests of MCN's shareholders for MCN to pursue its business plan as an independent company, Mr. Glancy, on behalf of the MCN board of directors, declined Mr. Earley's offer to engage in further discussions.

     On June 22, 1999, the DTE board of directors met and received presentations from Warburg Dillon Read, McKinsey and Company and Goldman, Sachs & Co. on recent developments and opportunities in the electric utility industry. Members of DTE's senior management also presented their views on various potential business acquisitions, including an acquisition of MCN.

     On July 28, 1999, the MCN board of directors approved a significantly revised strategic direction for MCN, the key aspects of which included a regional rather than North American focus and an emphasis on achieving operational efficiencies and growth through integration of existing businesses. The MCN board of directors requested that Merrill Lynch assist it with a review and analysis of MCN's strategic alternatives.

     On July 28, 1999, at a regular meeting of the DTE board of directors, the DTE board of directors authorized management to pursue a negotiated acquisition of MCN.

     In August 1999, at the request of Mr. Earley, Mr. Earley and Mr. Larry G. Garberding, Chief Financial Officer of DTE, met with Mr. Glancy and Mr. Howard
L. Dow III, Chief Financial Officer of MCN, to discuss a transaction between DTE and MCN. At this meeting, Mr. Earley proposed that DTE and MCN pursue a transaction at a price of $27.00 per MCN share subject to adjustment based on further information from MCN. Mr. Glancy said he would discuss the proposal with the MCN board of directors.

     On August 24, 1999, the MCN board of directors met and Merrill Lynch reviewed with it recent developments in the gas utility industry. Merrill Lynch also reviewed with the MCN board of directors preliminary observations with regard to the range of values that MCN might reasonably expect to realize in an acquisition or business combination transaction. At that meeting, MCN authorized management to work with Merrill Lynch in connection with a potential transaction with DTE. At this meeting, the MCN board of directors also reviewed the DTE proposal.

     Later in August 1999, Mr. Earley met with Mr. Glancy to consider further the financial terms of a merger and shortly thereafter, Mr. Earley reported to the DTE board of directors on the progress of discussions with MCN. On August 30, 1999, the parties entered into a customary form of confidentiality agreement. In early September 1999, after MCN provided preliminary information to DTE, Mr. Earley and Mr. Glancy had several conversations to discuss further the financial terms of the proposed transaction between the companies. These discussions focused on price, an exclusive negotiating arrangement and whether the consideration to be paid to MCN shareholders would be in cash or in shares of DTE common stock. On September 7, 1999, the MCN board of directors met and was briefed on the discussions between the parties and authorized further discussions.

     Thereafter, in September 1999, Mr. Earley and Mr. Glancy discussed a price of $28.50 per share of MCN common stock, subject to DTE's due diligence review of MCN, and an informal understanding was reached that MCN would inform DTE prior to engaging in negotiations with a third party. The parties commenced their respective due diligence investigations of each other and the senior executives of DTE and MCN, along with outside financial advisors, met to discuss the possible combination of the two companies. These discussions focused on the mutual due diligence, allocation of management responsibilities and regulatory issues. The parties' senior managements also discussed the immediate sale of MCN's coal fines properties and other assets to DTE and the potential financial impact of MCN severance agreements and the acceleration of certain MCN employee benefits. On September 16, 1999 and September 22, 1999, the DTE board of directors and the MCN board of directors, respectively, were briefed on the discussions between the parties; at its meeting, the DTE board of directors also reviewed relevant financial and legal considerations.

     In late September, Mr. Earley and Mr. Glancy met to discuss allocation of management responsibility and discussed the terms under which Mr. Glancy would be willing to enter into a consulting arrangement with DTE to ensure his availability after the completion of the proposed transaction. In addition, the companies' respective legal advisors engaged in extensive meetings and negotiations in New York to establish the terms of the transaction; among the principal issues discussed were matters relating to preserving the status of the proposed transaction as a reorganization under the Internal Revenue Code, termination of the merger agreement and the fees that would be payable in the event of termination and conditions to the parties' respective obligations to consummate the merger.

     On September 29, 1999, Mr. Earley met with Mr. Glancy and agreed that, subject to final resolution of certain unresolved matters, the consideration to be received by MCN shareholders would consist of cash and stock, and that the terms of the merger agreement would permit MCN shareholders to elect to receive $28.50 in cash or a fraction of a share of DTE common stock. On October 3, 1999, Mr. Earley and Mr. Glancy met with their respective financial advisors and agreed that MCN shareholders would be able to elect to receive 0.775 shares of DTE common stock in lieu of $28.50 in cash, subject to allocation and proration mechanisms and tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code.

     On October 4, 1999, the DTE board of directors met to consider and to approve the terms of the merger agreement. Members of DTE management and representatives of Warburg Dillon Read and Sullivan & Cromwell, special counsel to DTE, updated the DTE board of directors on developments since its September 16, 1999, meeting. Sullivan & Cromwell reviewed the fiduciary obligations of the DTE board of directors and described the definitive documentation and its effect. Warburg Dillon Read made a financial presentation and delivered its opinion to the effect that, based upon and subject to the considerations set forth in such opinion, as of October 4, 1999, the consideration to be paid to MCN shareholders in the merger was fair, from a financial point of view, to DTE. After further discussion and deliberation, the DTE board of directors adopted the merger agreement, the merger and the transactions contemplated thereby, and resolved to recommend that DTE shareholders vote to approve the issuance of shares of DTE common stock in the merger.

     On October 4, 1999, the MCN board of directors met to consider the proposed merger. Members of MCN's senior management and representatives of Merrill Lynch and Wachtell, Lipton, Rosen & Katz, special counsel to MCN, made presentations to the MCN board of directors and discussed with the MCN board of directors their views and analyses of various business, financial, legal and regulatory aspects of the proposed transaction, including a review of the terms and conditions of the definitive agreements. In addition, the MCN board of directors received a presentation from a nuclear consulting firm regarding DTE's nuclear plants. Wachtell, Lipton reviewed the fiduciary obligations of the MCN board of directors and described the definitive documentation and its effect. Merrill Lynch orally delivered its fairness opinion, which was subsequently confirmed in writing, to the MCN board of directors to the effect that, as of such date, the merger consideration to be received by MCN shareholders in the merger was fair, from a financial point of view, to MCN shareholders. The nonmanagement directors met in an executive session at which the directors were given an opportunity to ask questions and discuss their views of the transaction and discussed management's interests in the merger. After further discussion and deliberation, the full MCN board of directors reconvened and discussed the presentations received from management, MCN's financial advisor and its legal counsel. The MCN board of directors also discussed the potential sale of MCN's coal fines properties to DTE. The MCN board of directors authorized management to negotiate definitive documentation containing arms-length terms, including those set forth in the merger agreement, relating to the sale of the coal fines properties independent of the merger. The MCN board of directors then adopted by unanimous vote the merger agreement and authorized its execution and resolved to recommend that MCN shareholders vote to approve the merger agreement and the other related transactions.

DTE'S AND MCN'S REASONS FOR THE MERGER

     The merger of DTE and MCN will create a fully integrated electric and natural gas company with a strong regional energy infrastructure and competitive operations spanning the energy value chain. By combining DTE's experience in power plant operations, coal management and marketing with MCN's experience in natural gas purchasing, transportation, storage and marketing, the combined company will be positioned to market coal, gas and electricity in the region and to compete more effectively in the development of new power plants and distributed generation. DTE and MCN believe this will generate significant opportunities to deliver greater value to shareholders. The DTE board of directors and the MCN board of directors each considered a number of factors in deciding to adopt the merger agreement and recommend it to their shareholders. The material factors considered are those set forth below.

     In reaching their decision, the DTE board of directors and the MCN board of directors considered the complementary nature of the businesses of DTE and MCN in terms of their commercial strengths and the ability to combine these strengths to pursue more effectively growth and expansion opportunities available in the region spanning the corridor from the Great Lakes to the northeast area of the United States. The area from the Great Lakes to the northeast area of the United States generates a substantial portion of the nation's energy consumption and has a high concentration of large industrial customers. This geographic area is playing an increasingly important role as a gas pricing and transportation hub and is central to the growing west-to-east coal, gas and electric flows. The merger will combine in one enterprise DTE's position as a leading regional coal marketer and MCN's participation in pipelines and gas reserves in the regional gas corridor and will allow the combined company to offer attractive energy supply options to large customers and develop as a major regional multifuel and power marketer. The DTE board of directors and the MCN board of directors also believe that DTE's existing interconnections to the Canadian and midwest electricity systems create an ability to sell electricity to eastern locations through Ontario and to midwestern locations, which have relatively low capacity, through Michigan's southern interconnections. These existing electricity interconnections make the combined company well-positioned to build a regional marketing business that complements DTE's and MCN's existing coal, electricity and gas marketing businesses.

     Other positive factors considered by the DTE board of directors and the MCN board of directors include (1) the new enterprise's ability to provide expanded product offerings to its customers, and the enhanced ability to develop onsite energy facilities and services for business customers; (2) the terms and conditions of the merger agreement, including the fixed exchange ratio and the lack of any conditions to the merger considered likely to impede or delay successful completion; (3) the expectation that the merger will generally be a tax-free exchange to shareholders of MCN who exchange all their shares of MCN common stock solely for shares of DTE common stock in the merger and that no gain or loss will be recognized by DTE or MCN for U.S. federal income tax purposes; (4) the combined companies' improved ability to compete against integrated gas and electric companies; and (5) the current environment in the electric and gas industries and the advantage to each company of proceeding with a transaction now that offers an opportunity to generate value for shareholders.

     Each company's board of directors also considered certain countervailing factors in their respective deliberations concerning the merger including (1) the fact that the exchange ratio will not be adjusted even if the two companies' share prices diverge in the period prior to completion of the merger and (2) the possibility of encountering difficulties in integrating the operations of DTE and MCN and in achieving cost savings to the extent currently estimated or in the time currently contemplated.

RECOMMENDATION AND ADDITIONAL CONSIDERATIONS OF THE DTE BOARD OF DIRECTORS

     At its meeting on October 4, 1999, the DTE board of directors, by unanimous vote of the directors present (which did not include Messrs. Lobbia and Pryor, each of whom was unavailable on October 4, 1999, but who subsequently indicated their respective adoption of the merger agreement and the merger after review of all material information regarding the transaction), determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to and in the best interests of DTE and the DTE shareholders. Accordingly, the DTE board of directors has unanimously adopted the merger agreement, and the DTE board of directors recommends that the DTE shareholders vote "FOR" approval of the proposal to issue shares of DTE common stock in the merger.

     In the course of reaching its decision to approve the merger agreement, the DTE board of directors consulted with DTE's management, as well as its outside legal counsel and its financial advisor, and considered the following factors, in addition to those set forth above under "-- DTE's and MCN's Reasons for the Merger" on page 24:

     - FAIRNESS OPINION. The DTE board of directors considered the analysis and presentation prepared by Warburg Dillon Read and its oral opinion, which was subsequently confirmed in writing, to the effect that, as of October 4, 1999, and based upon and subject to the various considerations set forth in its opinion, the consideration to be paid by DTE to the MCN shareholders is fair, from a financial point of view, to DTE.

     - SYNERGIES. The DTE board of directors considered that the merged enterprise would be able to achieve an average of $60 million in (after-tax) cost savings per year over the first ten years of the merger, enhancing the earnings potential of the merged enterprise over the earnings potential of DTE and MCN as separate companies. The estimated cost savings are expected to come from operating cost synergies created by economies of scale, skill benefits and other operating efficiencies.

     - ACCRETIVE TRANSACTION. The DTE board of directors considered that the merger is expected to be accretive to DTE's earnings per share in 2001. In addition, DTE's board of directors considered management's belief that the merger with MCN will strongly support DTE's commitment to a long-term earnings growth rate of 6%.

     - MANAGEMENT OF DTE AFTER THE MERGER. The DTE board of directors considered the management arrangements agreed to between DTE and MCN that will provide for a strong management team drawn from both companies that will work together to integrate the two companies to realize growth opportunities, to achieve synergistic benefits and to successfully implement strategies of DTE.

     - TAX TREATMENT. The DTE board of directors considered that the intended treatment of the merger will be a "reorganization" within the meaning of
       Section 368(a) of the Internal Revenue Code.

     - REGULATORY APPROVALS AND CLEARANCES. The DTE board of directors considered its belief, after consultation with its legal counsel, that the regulatory approvals and clearances necessary to complete the merger could be obtained.

     The DTE board of directors weighed these advantages and opportunities against the following risks associated with the merger:

     - The DTE board of directors considered the challenges inherent in the combination of two business enterprises of the size and scope of DTE and MCN and the possible resulting diversion of management attention for an extended period of time.

     - The DTE board of directors considered the obligations of DTE under the circumstances set forth in the merger agreement to pay MCN a termination fee of $85 million and reimburse MCN's charges and expenses in connection with the merger up to a maximum amount of $15 million. On balance, the DTE board of directors determined that agreement to these provisions, which are often used in transactions of this nature, was a necessary part of inducing MCN's commitment to enter into the merger agreement.

     The foregoing discussion of the information and factors which were given weight by the DTE board of directors is not exhaustive, but includes all material factors considered by the DTE board of directors. In view of the wide variety of factors considered by the DTE board of directors in connection with its evaluation of the merger and the complexity of such matters, the DTE board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The DTE board of directors conducted a discussion of the factors described above, including asking questions of DTE's management and DTE's legal and financial advisors, and reached a general consensus that the merger was fair to and in the best interests of DTE and the DTE shareholders. In considering the factors described above, individual members of the DTE board of directors may have given different weight to different factors. The DTE board of directors relied on the experience and expertise of its financial advisor for quantitative analysis of the financial terms of the merger. See "-- Opinion of DTE's Financial Advisor" on page 28.

     DTE's board of directors also considered that members of DTE's and MCN's management and members of each party's board of directors have interests in the merger that are different from, or in addition to, the interests of DTE's shareholders generally. These interests are discussed in detail under "-- Interests of Management and Directors in the Merger" on page 43.

     THE DTE BOARD OF DIRECTORS, AT A MEETING DULY CALLED AND HELD, HAS, BY A UNANIMOUS VOTE OF THE DIRECTORS PRESENT, ADOPTED THE MERGER AGREEMENT, AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF DTE AND THE DTE SHAREHOLDERS. ACCORDINGLY, THE DTE BOARD OF DIRECTORS RECOMMENDS THAT DTE SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF DTE COMMON STOCK IN THE MERGER.

RECOMMENDATION AND ADDITIONAL CONSIDERATIONS OF THE MCN BOARD OF DIRECTORS

     At a special meeting held on October 4, 1999, having determined that the merger is fair to and in the best interests of MCN and its shareholders, the MCN board of directors unanimously adopted the merger agreement. In adopting the merger agreement and in reaching its recommendation, the MCN board of directors consulted with and relied upon information and reports prepared or presented by MCN's management and MCN's legal and financial advisors. The following are the material factors that the MCN board of directors considered, some of which contain both positive and negative elements:

     - The MCN board of directors' consideration of the financial condition, recent results of operations, prospects and businesses of MCN and the recent stock price performance of MCN shares;

     - The MCN board of directors' consideration of the prospects and businesses of MCN and DTE, the revenues of the companies, their complementary businesses, the recent stock price performance of DTE shares and the percentage of the combined company to be owned by MCN shareholders following the merger;

     - The other strategic options potentially available to MCN including mergers with other parties, sales of additional assets and share repurchases;

     - The MCN board of directors' understanding of the present and anticipated environment in the utility industry, and how possible consolidation within the utility industry could affect MCN's competitive position in relation to integrated gas and electric companies;

     - Current industry, economic and market conditions;

     - The risks and rewards of the alternative of continuing as an independent entity. Such risks include, among others, the risks associated with remaining independent amidst industry-wide consolidation and with raising capital to fund growth on satisfactory terms. The potential rewards include, among others, the ability of existing MCN shareholders to partake fully in the potential future growth and profitability of MCN;

     - The financial and business prospects for the combined company;

     - The expectation that MCN shareholders who receive cash as well as shares of DTE common stock in the merger may recognize gain but not in excess of the amount of cash they receive. It is also expected that those MCN shareholders who exchange their MCN shares for cash will generally be eligible for capital gains treatment;

     - Subject to tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, the consideration to be paid by DTE in the merger of $28.50 in cash to be received for 55% of the MCN shares in the merger, and 0.775 shares of DTE stock (which had a value of approximately $28.50 at the date of the merger agreement) for the other 45% of the MCN shares, representing a substantial premium over the then-current market price of MCN stock;

     - The fact that the merger agreement provides MCN shareholders an opportunity to receive cash for their MCN shares (subject to allocation and proration and to tax adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code);

     - The value of the merger consideration relative to then-current market prices and historical trading prices of MCN and DTE stock;

     - The dividends payable in respect of 0.775 shares of DTE common stock being 56.5% higher than the dividend on a share of MCN common stock;

     - The corporate governance aspects of the merger, including the fact that Mr. Glancy and two other MCN directors selected by MCN in consultation with DTE will be appointed to the DTE board of directors;

     - The role that MCN's current management is expected to play in the management of the combined company;

     - The interests of MCN management, including Mr. Glancy, in the merger;

     - The opinion of Merrill Lynch to the MCN board of directors to the effect that, as of October 4, 1999, and subject to the matters described in that opinion, the consideration to be received by the MCN shareholders was fair from a financial point of view to MCN shareholders;

     - The other advice from MCN management and the MCN board of directors' financial and legal advisors, and the discussions of the MCN board of directors concerning the proposed merger agreement;

     - The ability to obtain regulatory approvals for the merger;

     - The fact that the merger agreement permits MCN to provide information and enter into negotiations if another party makes an unsolicited proposal, if the board of directors determines that failure to take such action would likely result in a breach of its fiduciary duties, and that MCN can terminate the merger agreement to accept a superior proposal if it pays a termination fee of $55 million and reimburses DTE's charges and expenses up to $15 million; and

     - In light of the board of directors' obligation under the MCN articles of incorporation to consider the impact of the offer on certain of MCN's constituencies, the fact that DTE made significant commitments in the merger agreement, including, among others, a statement of intention to maintain MCN's and DTE's normal aggregate level of charitable contributions and community involvement, and a commitment to maintain for a period of one year MCN's current aggregate level of compensation and benefits for its employees, as well as stating that it was DTE's intention not to make any involuntary reductions in workforce, but that if such reductions become necessary, that they would be made on a fair and equitable basis.

     The MCN board of directors also considered (1) the risk that the benefits sought in the merger would not be obtained; (2) the risk that the merger would not be completed; (3) the effect of the public announcement of the merger on MCN's sales, customer, supplier and creditor relationships, operating results and ability to retain employees and the trading price of MCN shares; (4) the substantial management time and effort that will be required to complete the merger and integrate the operations of the two companies; (5) the possibility that various provisions of the merger agreement might have the effect of discouraging other persons potentially interested in a combination with MCN from pursuing such an opportunity; (6) the risk that the value of MCN shares will decline; and (7) other matters described under "Risk Factors" on page 10 and "Cautionary Statement Regarding Forward-Looking Statements" on page 12."

     This discussion of the information and factors considered by the MCN board of directors is not intended to be exhaustive. In view of the wide variety of factors considered, the MCN board of directors did not assign relative weights to the factors discussed above or determine that any factor was of particular importance. Rather, the MCN board of directors based its recommendation upon the totality of the information presented.

     THE MCN BOARD OF DIRECTORS, AT A MEETING DULY CALLED AND HELD, HAS, BY A UNANIMOUS VOTE OF THE DIRECTORS, ADOPTED THE MERGER AGREEMENT, AND HAS DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF MCN AND THE MCN SHAREHOLDERS. ACCORDINGLY, THE MCN BOARD OF DIRECTORS RECOMMENDS THAT MCN SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

OPINION OF DTE'S FINANCIAL ADVISOR

     On October 4, 1999, the DTE Energy Company board of directors received Warburg Dillon Read's oral opinion, which was subsequently followed by a written opinion as of the same date, that, as of that date and subject to the various considerations, assumptions, limitations and qualifications described in the opinion, the consideration to be paid by DTE to shareholders of MCN and holders of options to purchase MCN common stock is fair, from a financial point of view, to DTE. Warburg Dillon Read has delivered to the DTE board of directors an update of its opinion, which is dated as of the date of this document, which confirms Warburg Dillon Read's opinion of October 4, 1999, as of November 12, 1999, and which is attached as Appendix B.

     Each DTE shareholder is urged to read the actual Warburg Dillon Read opinion, dated November 12, 1999, which is attached as Appendix B to this proxy statement. The Warburg Dillon Read opinion does not constitute a recommendation as to how any DTE shareholder should vote at the special meeting.

     In arriving at its opinion, Warburg Dillon Read, among other things:

     - Reviewed certain publicly available business and historical financial information relating to DTE and MCN;

     - Reviewed certain internal financial information and other data relating to the business and financial prospects of DTE and MCN, including estimates and financial forecasts prepared by the managements of DTE and MCN as provided to Warburg Dillon Read by DTE and MCN and not publicly available;

     - Conducted discussions with members of the senior management of DTE and MCN with respect to the business and prospects of DTE and MCN;

     - Reviewed publicly available financial and stock market data of diversified natural gas companies which are, in the opinion of Warburg Dillon Read, generally comparable to MCN;

     - Reviewed publicly available financial and stock market data of certain natural gas distribution companies which are, in the opinion of Warburg Dillon Read, generally comparable to MichCon;

     - Compared the financial terms of the merger agreement with the publicly available financial terms of certain transactions which are, in the opinion of Warburg Dillon Read, generally comparable;

     - Performed a segment analysis of MCN;

     - Performed a discounted cash flow analysis of certain business operations of MCN based on financial forecasts provided by the managements of DTE and MCN;

     - Reviewed publicly available financial and stock market data of certain electric utilities which are, in the opinion of Warburg Dillon Read, generally comparable to DTE;

     - Considered certain pro forma effects of this transaction on DTE's financial statements and reviewed certain estimates of synergies prepared by DTE management;

     - Considered the strategic advantages of this transaction;

     - Reviewed the merger agreement; and

     - Conducted other financial studies, analyses and investigations, and considered such other information as Warburg Dillon Read deemed necessary or appropriate.

     Warburg Dillon Read did not independently verify any of the above information and relied, with DTE's consent, on the information being materially complete and accurate. Warburg Dillon Read has not made any independent evaluation or appraisal of any of the assets or liabilities of MCN or DTE, and no one has furnished Warburg Dillon Read with any such evaluation or appraisal. Warburg Dillon Read assumed that the financial forecasts referred to above were reasonably prepared on bases reflecting the best currently available estimates and judgments of DTE's and MCN's managements as to the future financial performance of DTE and MCN. Warburg Dillon Read also assumed that those estimates would be materially achieved in the amounts and at the times stated. DTE did not limit Warburg Dillon Read regarding the procedures to be followed or factors to be considered in rendering its opinions.

     Warburg Dillon Read's opinion is based on economic, monetary, market and other conditions existing on, and the information made available to Warburg Dillon Read as of, the date thereof.

     The Warburg Dillon Read opinion does not address DTE's underlying business decision to effect the merger or constitute a recommendation to any shareholder of DTE or MCN as to how such shareholder should vote with respect to the merger. DTE did not ask Warburg Dillon Read to, and Warburg Dillon Read did not, offer any opinion as to the material terms of the merger agreement or the form of the merger.

     No company, transaction or business used in the analysis described below under "Comparable Company Trading Analysis" and "Comparable Natural Gas Company Acquisition Analysis" is identical to MCN or the proposed merger. Accordingly, the analysis of the results necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors.

     In connection with rendering its opinions, Warburg Dillon Read considered a variety of valuation methods. Warburg Dillon Read considered the valuation of MCN both as a consolidated entity and as the summation of distinct segments. The following discussion summarizes the material valuation methods considered by Warburg Dillon Read. Certain numbers in the following discussion may not add due to rounding.

     The consolidated entity valuation consists of a comparable company trading analysis and a comparable acquisition analysis for MCN.

     Comparable Company Trading Analysis. Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for MCN to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MCN for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Columbia Energy Group, National Fuel Gas Company, CMS Energy Corporation, Consolidated Natural Gas Company and Questar Corporation.

     In evaluating the current market value of MCN common stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

     - Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected by I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors; and

     - Book value of common equity for the most recently available fiscal quarter.

     In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of MCN (defined as the market value of outstanding common stock plus total debt, preferred and minority interests, less cash and equivalents) as a multiple of:

     - Operating income, or earnings before interest and taxes ("EBIT"), for the latest 12-month period; and

     - Operating cash flow, or earnings before interest, taxes, depreciation and amortization ("EBITDA"), for the latest 12-month period.

     Warburg Dillon Read then applied such multiples to the corresponding data for MCN. This analysis produced a range of values per share for MCN. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MCN's financial performance:

                                                                 COMPARABLE        LOW END     HIGH END
             MEASURE OF FINANCIAL PERFORMANCE                 COMPANY MULTIPLES    OF RANGE    OF RANGE
             --------------------------------                 -----------------    --------    --------
Latest Twelve Months Earnings Per Share...................      15.0x - 20.0x       $19.20      $25.60
1999 Estimated Earnings Per Share.........................      14.0x - 16.0x       $16.80      $19.20
2000 Estimated Earnings Per Share.........................      12.5x - 14.5x       $19.25      $22.33
Book Value of Equity......................................       1.6x -  2.5x       $17.90      $27.97
Latest Twelve Months EBIT.................................      12.5x - 15.0x       $16.41      $24.01
Latest Twelve Months EBITDA...............................       7.0x -  9.0x       $13.17      $23.11
Mean Value................................................                          $17.12      $23.70
Median Value..............................................                          $17.35      $23.56

     As shown above, this analysis produced values of $17.12 to $23.70 per share for MCN. MCN's closing price of $17.69 on October 4, 1999, was near the low end of this range.

     Warburg Dillon Read then added to the trading value of MCN the value of certain cost synergies as estimated by the management of DTE using a discounted cash flow analysis. With respect to the estimates of cost synergies, Warburg Dillon Read assumed that such estimates were reasonably prepared upon bases reflecting the best available estimates and judgments of the management of DTE. Utilizing these estimates of cost synergies, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the after-tax cash flows to shareholders from cost synergies through the year 2010. Present values were derived both with and without a terminal value, which was determined based on the midpoint of the multiple range of EBITDA of 7.0x to 9.0x, or 8.0x, based on the comparable company trading analysis. The implied value per share of cost synergies based upon this analysis was $3.59 to $7.29.

     Combining the present value of cost synergies with the trading value of MCN provided a value range of $20.71 to $30.99 per share of MCN common stock.

     Comparable Natural Gas Company Acquisition Analysis. Warburg Dillon Read reviewed comparable transactions involving acquisitions of regulated natural gas companies or holding companies for regulated natural gas companies. Two sets of comparable transactions were selected. The first set, involving seven comparable transactions, was selected based on size and included only those companies with equity valued in excess of $1 billion.

     The first set of comparable transactions included the following proposed transactions:

     - Wisconsin Energy Corporation and Wicor Inc.;

     - NiSource Inc. and Columbia Energy Group;

     - El Paso Energy Corporation and Sonat Inc.;

     - Southern Union Company and Southwest Gas Corporation;

     - Dominion Resources, Inc. and Consolidated Natural Gas Company;

     - Duke Power Company and PanEnergy Corporation; and

     - Houston Industries Inc. and NorAm Energy Corporation.

     The second set of comparable transactions included an additional seventeen transactions over the last four years. This set of comparables was reviewed because it includes the acquisition of regulated natural gas companies by much larger acquirors which is analogous to DTE's acquisition of MCN.

     Warburg Dillon Read calculated the equity consideration to be received by the second company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company including:

     - Net income per share of common stock for the latest 12-month period as of the date of each respective transaction announcement, and projected net income per share of common stock for the then current and the following fiscal years as projected by I/B/E/S; and

     - Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

     In addition, Warburg Dillon Read calculated the adjusted market value for each of the comparable transactions as a multiple of each acquired company's:

     - Operating income, or EBIT, for the latest 12-month period as of the date of each respective transaction announcement; and

     - Operating cash flow, or EBITDA, for the latest 12-month period as of the date of each respective transaction announcement.

     Warburg Dillon Read then applied such multiples to the corresponding data for MCN. This analysis produced a range of values per share for MCN. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MCN financial performance:

                                                                 COMPARABLE          LOW END     HIGH END
            MEASURE OF FINANCIAL PERFORMANCE                TRANSACTION MULTIPLES    OF RANGE    OF RANGE
            --------------------------------                ---------------------    --------    --------
Latest Twelve Months Earnings Per Share.................        20.0x - 24.0x         $25.60      $30.72
Current Year Estimated Earnings Per Share...............        18.0x - 22.0x         $21.60      $26.40
Forward Year Estimated Earnings Per Share...............        16.0x - 21.0x         $24.64      $32.34
Book Value of Equity....................................         2.3x -  2.9x         $25.74      $32.46
Latest Twelve Months EBIT...............................        13.5x - 15.5x         $19.44      $25.52
Latest Twelve Months EBITDA.............................         8.0x - 10.0x         $18.13      $28.07
Mean Value..............................................                              $22.53      $29.25
Median Value............................................                              $23.12      $29.40

     As shown above, this analysis produced values of $22.53 to $29.40 per share for MCN.

     Warburg Dillon Read then averaged the values produced by the Comparable Company Trading Analysis with the value produced by the Comparable Natural Gas Company Acquisition Analysis, producing values of $21.61 to $30.19 per MCN share of common stock.

     To this range of values, Warburg Dillon Read added the value of MCN's coal fines projects, estimated at $40 million per plant based upon recent transactions. The range of value for the coal fines projects of $1.76 to $2.63 per MCN share of common stock is based upon four operating coal fines projects (at the low end of the range) to six operating coal fines projects (at the high end of the range). Combining this range of values with the range of values included above results in a total consolidated valuation range per MCN share of common stock of $23.37 to $32.82.

     Warburg Dillon Read also performed a segment analysis of MCN, which consisted of valuation analyses for MCN's two distinct segments: the natural gas distribution company, MichCon, and the diversified energy business. For MichCon, the valuation analysis was based upon a discounted cash flow analysis, a comparable company trading analysis and a comparable acquisition analysis.

     Valuation of MCN's Natural Gas Distribution Company. Warburg Dillon Read performed valuation analyses of MichCon based on a discounted cash flow analysis, a comparable company trading analysis, and a comparable acquisition analysis. Warburg Dillon Read performed a discounted cash flow analysis valuation of MichCon based upon projections furnished by DTE. Utilizing these projections, Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 6.65% to 7.65%, the free unleveraged cash flows through the year 2004 for MichCon. Terminal values were determined utilizing multiples of EBITDA of 7.0x to 9.0x, based on the EBITDA multiples of public companies deemed comparable to MichCon. These were the same companies used by Warburg Dillon Read in its comparable company trading analysis of MichCon summarized below. The present value of the discounted cash flow of MichCon ranged from $14.99 to $21.14. Warburg Dillon Read added to the discounted cash flow valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the discounted cash flow analysis, producing a value range of $18.58 to $28.43 per share of MCN common stock.

     Using publicly available information, Warburg Dillon Read also performed a comparable company trading analysis for MichCon. Warburg Dillon Read compared multiples of certain financial criteria for MichCon to multiples based upon market trading values at the time for certain other companies which, in Warburg Dillon Read's judgment, were generally comparable to MichCon for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for this comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Eastern Enterprises, Nicor Inc., Peoples Energy Corporation, Piedmont Natural Gas Company, Inc., Washington Gas Light Company and New Jersey Resources Corporation.

     In evaluating an implied market value of MichCon, were it a separate publicly traded company, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the market value of outstanding common stock as a multiple of:

     - Net income available to common stock for the latest 12-month period; and

     - Book value of common equity for the most recently available fiscal quarter.

     In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value as a multiple of:

     - Operating income, or EBIT, for the latest 12-month period; and

     - Operating cash flow, or EBITDA, for the latest 12-month period.

     Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon's financial performance:

                                                                 COMPARABLE        LOW END     HIGH END
             MEASURE OF FINANCIAL PERFORMANCE                 COMPANY MULTIPLES    OF RANGE    OF RANGE
             --------------------------------                 -----------------    --------    --------
Latest Twelve Months Net Income Available to Common
Stock.....................................................      16.0x - 21.0x       $20.03      $26.29
Book Value of Common Equity...............................       1.8x -  2.2x       $14.25      $17.41
Latest Twelve Months EBIT.................................      11.0x - 12.5x       $18.13      $21.74
Latest Twelve Months EBITDA...............................       7.0x -  9.0x       $15.97      $22.91
Mean Value................................................                          $17.10      $22.09
Median Value..............................................                          $17.05      $22.32

     As shown above, this analysis produced values of $17.05 to $22.32 per share for MichCon. Warburg Dillon Read added to the comparable company trading analysis valuation of MichCon the value of certain cost synergies as discussed previously in "Comparable Company Trading Analysis." The implied value per share of cost synergies of $3.59 to $7.29 was added to the results of the comparable company trading analysis, producing a value range of $20.64 to $29.61 per share of MCN common stock.

     Warburg Dillon Read reviewed comparable transactions involving regulated natural gas companies or holding companies for regulated natural gas companies as previously discussed in "Comparable Natural Gas Company Acquisition Analysis." Warburg Dillon Read calculated the equity consideration to be received the acquired company's shareholders for each of the comparable transactions as a multiple of various measures of financial performance for that company, including:

     - Net income available to common stock for the latest 12-month period as of the date of each respective transaction announcement; and

     - Book value of common equity for the most recently available fiscal quarter prior to each respective transaction announcement.

     In addition, Warburg Dillon Read calculated the adjusted market value for each of the comparable transactions as a multiple of each acquired company's:

     - Operating income, or EBIT, for the latest 12-month period as of the date of each respective transaction announcement; and

     - Operating cash flow, or EBITDA, for the latest 12-month period as of the date of each respective transaction announcement.

     Warburg Dillon Read then applied such multiples to the corresponding data for MichCon. This analysis produced a range of values per MCN share for MichCon. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of MichCon financial performance:

                                                                 COMPARABLE          LOW END     HIGH END
            MEASURE OF FINANCIAL PERFORMANCE                TRANSACTION MULTIPLES    OF RANGE    OF RANGE
            --------------------------------                ---------------------    --------    --------
Latest Twelve Months Net Income Available for Common
Stock...................................................        20.0x - 24.0x         $25.04      $30.05
Book Value of Common Equity.............................         2.3x -  2.9x         $18.21      $22.96
Latest Twelve Months EBIT...............................        13.5x - 15.5x         $24.14      $28.95
Latest Twelve Months EBITDA.............................         8.0x - 10.0x         $19.44      $26.38
Mean Value..............................................                              $21.71      $27.08
Median Value............................................                              $21.79      $27.67

     As shown above, this analysis produced a range of values for MichCon of $21.71 to $27.67 per share of MCN common stock.

     The valuation analysis of MichCon can be summarized as shown in the following table:

                                                                LOW END     HIGH END
                   VALUATION METHODOLOGY                        OF RANGE    OF RANGE
                   ---------------------                        --------    --------
Discounted Cash Flow Analysis...............................     $18.58      $28.43
Comparable Company Trading Analysis.........................     $20.64      $29.61
Comparable Acquisition Analysis.............................     $21.71      $27.67
Mean Value..................................................     $20.31      $28.56

     As shown above, the valuation analysis produced a range of values for MichCon of $20.31 to $28.56 per share of MCN common stock.

     Valuation of MCN's Diversified Energy Business. Warburg Dillon Read performed valuation analysis of MCN's diversified energy business based on various valuation methodologies, including discounted cash flow analysis, comparable acquisition analysis and expected proceeds from pending asset sales, where appropriate. Warburg Dillon Read performed discounted cash flow analyses of MCN's diversified energy businesses based upon forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. Warburg Dillon Read discounted to present value, under assumed discount rates ranging from 10.0% to 15.0%, the free unleveraged cash flows for varying periods for MCN's diversified energy businesses. Terminal values were determined, where appropriate, utilizing multiples of net income of 16.0x to 24.0x. Where appropriate, Warburg Dillon Read also compared the discounted cash flow analysis results with the results of comparable acquisitions and the expected proceeds from pending asset sales. This analysis produced values ranging from $1,109 million to $1,372 million. After adjusting this value for the forecast debt level of $1,223 million (as of December 31, 1999) for MCN's diversified energy businesses, the implied equity value for MCN's diversified energy businesses ranges from negative $114 million to positive $149 million, or negative $1.25 to positive $1.64 per share of MCN common stock. To this range of values, Warburg Dillon Read added the range of value for MCN's coal fines projects of $1.76 to $2.63 per share of MCN common stock, producing a total valuation range for MCN's diversified businesses of $0.50 to $4.27 per share of MCN common stock.

     The segment analysis of MCN can be summarized as shown in the following table:

                                                                LOW END     HIGH END
                          SEGMENT                               OF RANGE    OF RANGE
                          -------                               --------    --------
MichCon.....................................................     $20.31      $28.56
Diversified Energy Business.................................      (1.25)       1.64
Coal Fines..................................................       1.76        2.63
Total.......................................................     $20.81      $32.83

     As shown above the segment valuation analysis produced a range of values for MCN of $20.81 to $32.83 per share of MCN common stock.

     DTE Comparable Company Trading Analysis. Using publicly available information, Warburg Dillon Read compared multiples of certain financial criteria for DTE to multiples based upon market trading values at the time for certain other electric utilities or holding companies for electric utilities which, in Warburg Dillon Read's judgment, were generally comparable to DTE for the purpose of this analysis. The factors Warburg Dillon Read considered in selecting companies for comparison included size, geographic location, financial condition and scope of business operations. The companies used in the comparison were Constellation Energy Group Inc., FirstEnergy Corporation, PECO Energy Company, PP&L Resources, Inc., Unicom Corporation and Wisconsin Energy Corporation.

     In evaluating the current market value of DTE common stock, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies including the market value of outstanding common stock as a multiple of:

     - Net income per share of common stock for the latest 12-month period, and estimated net income per share of common stock for the current and the following fiscal years as projected by I/B/E/S; and

     - Book value of common equity for the most recently available fiscal quarter.

     In addition, Warburg Dillon Read determined ranges of multiples for selected measures of financial performance for the comparable companies, including the adjusted market value of DTE as a multiple of:

     - Operating income, or EBIT, for the latest 12-month period; and

     - Operating cash flow, or EBITDA, for the latest 12-month period.

     Warburg Dillon Read then applied such multiples to the corresponding data for DTE. The results are summarized in the following table, which shows the range of valuations produced for each of the measures of DTE's financial performance:

                                                                 COMPARABLE        LOW END     HIGH END
             MEASURE OF FINANCIAL PERFORMANCE                 COMPANY MULTIPLES    OF RANGE    OF RANGE
             --------------------------------                 -----------------    --------    --------
Latest Twelve Months Earnings Per Share...................      12.3x - 14.5x       $39.88      $46.26
1999 Estimated Earnings Per Share.........................      11.5x - 12.5x       $36.92      $40.13
2000 Estimated Earnings Per Share.........................      10.5x - 12.0x       $35.28      $40.32
Book Value of Equity......................................       1.4x -  1.6x       $36.40      $41.60
Latest Twelve Months EBIT.................................       9.0x - 10.0x       $20.74      $26.82
Latest Twelve Months EBITDA...............................       6.0x -  7.5x       $31.37      $47.71
Mean Value................................................                          $33.43      $40.47
Median Value..............................................                          $35.84      $40.96

     As shown above, this analysis produced values of $33.43 to $40.96 per share for DTE. DTE's closing price on October 4, 1999, was $37.00. This analysis was performed by Warburg Dillon Read to determine if the DTE common stock comprising 45% of the total consideration of the merger was appropriately valued. Based on this analysis, Warburg Dillon Read determined that DTE common stock was appropriately valued.

     Accretion/Dilution Analysis. Warburg Dillon Read analyzed certain pro forma effects of the transaction on the estimated earnings per share of DTE for 2001 and 2002. This analysis was performed based upon both I/B/E/S estimates and forecasts provided by DTE management for DTE's estimated earnings and upon MCN forecasts provided by MCN management, with adjustments deemed appropriate by DTE management and Warburg Dillon Read. The analysis also included the effect of potential cost synergies as estimated by DTE management. Utilizing I/B/E/S estimates for DTE and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in pro forma earnings per share accretion in these two years of $0.02 and $0.10, respectively. Utilizing the DTE forecasted earnings and the MCN forecasts as adjusted by DTE and Warburg Dillon Read for 2001 and 2002 resulted in no change in pro forma earnings per share and $0.06 accretion, respectively.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. Therefore, the opinion and analysis are not readily susceptible to summary description. Accordingly, notwithstanding the separate factors and analyses summarized above, Warburg Dillon Read believes that its analysis must be considered as a whole and that selecting only portions of its analysis and the factors it considered, without considering all factors and analyses, could create a misleading view of the evaluation process underlying the opinions. Warburg Dillon Read did not assign any particular weight to any analyses or factors it considered. Rather, Warburg Dillon Read made qualitative judgments based on its experience in rendering these opinions and on economic, monetary and market conditions then present as to the significance and relevance of each analysis and factor. In its analyses, Warburg Dillon Read assumed relatively stable industry performance, regulatory environments and general business and economic conditions, all of which are beyond DTE's control. Any estimates contained in Warburg Dillon Read's analyses do not necessarily indicate actual value, which may be significantly more or less favorable than those suggested by such estimates. Estimates of the financial value of companies do not purport to be appraisals or to reflect necessarily the prices at which companies actually may be sold.

     Warburg Dillon Read is an internationally recognized investment banking firm. As part of its investment banking business, Warburg Dillon Read is regularly engaged in evaluating businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DTE's board of directors selected Warburg Dillon Read on the basis of the firm's expertise and reputation.

     Pursuant to the engagement letter between DTE and Warburg Dillon Read, DTE paid Warburg Dillon Read $2.5 million upon the rendering of Warburg Dillon Read's fairness opinion. In addition, Warburg Dillon

Read received a $125,000 payment on July 1, 1999, and has been and will continue to receive a $75,000 quarterly retainer. At the completion of the merger, Warburg Dillon Read will receive a fee of $7.0 million. DTE has agreed to indemnify Warburg Dillon Read against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

     In the ordinary course of business, Warburg Dillon Read trades the debt and equity securities of DTE and MCN for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF MCN'S FINANCIAL ADVISOR

     On October 4, 1999, Merrill Lynch, Pierce, Fenner & Smith Incorporated delivered its oral opinion, which opinion was subsequently confirmed in a written opinion dated as of October 4, 1999, to the MCN board of directors to the effect that, as of such date, and based upon the assumptions made, matters considered and limits of review set forth in such opinion, the proposed consideration to be received by the holders of MCN common stock in the merger was fair from a financial point of view to the holders of MCN common stock. Merrill Lynch has delivered to the MCN board of directors an update of its opinion, which is dated as of the date of this document, which confirms Merrill Lynch's opinion of October 4, 1999, as of November 12, 1999, and which is attached as Appendix C.

     THE MERRILL LYNCH OPINIONS SET FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY MERRILL LYNCH. EACH HOLDER OF MCN COMMON STOCK IS URGED TO READ THE MERRILL LYNCH OPINION, DATED AS OF THE DATE OF THIS DOCUMENT, WHICH IS ATTACHED AS APPENDIX C, IN ITS ENTIRETY. THE MERRILL LYNCH OPINIONS WERE INTENDED FOR THE USE AND BENEFIT OF THE MCN BOARD OF DIRECTORS, WERE DIRECTED ONLY TO THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW TO THE HOLDERS OF MCN COMMON STOCK, DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY MCN TO ENGAGE IN THE MERGER AND DO NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW THAT SHAREHOLDER SHOULD VOTE ON THE PROPOSED MERGER OR ANY RELATED MATTER. THE MERGER CONSIDERATION WAS DETERMINED ON THE BASIS OF NEGOTIATIONS BETWEEN MCN AND DTE AND WAS APPROVED BY THE MCN BOARD OF DIRECTORS. THIS SUMMARY OF THE MERRILL LYNCH OPINION, DATED AS OF THE DATE OF THIS DOCUMENT, IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS APPENDIX C.

     In arriving at its opinions, Merrill Lynch, among other things:

     - Reviewed certain publicly available business and financial information relating to MCN and DTE that Merrill Lynch deemed to be relevant;

     - Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of MCN and DTE, as well as the amount and timing of the cost savings and related expenses expected to result from the merger furnished to Merrill Lynch by MCN and DTE, respectively;

     - Conducted discussions with members of senior management and representatives of MCN and DTE concerning the matters described in the previous two bullets, as well as their respective businesses and prospects before and after giving effect to the merger;

     - Reviewed the market prices and valuation multiples for MCN common stock and DTE common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     - Reviewed the results of operations of MCN and DTE and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

     - Compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

     - Participated in certain discussions and negotiations among representatives of MCN and DTE and their financial and legal advisors;

     - Reviewed the potential pro forma impact of the merger;

     - Reviewed the merger agreement; and

     - Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinions, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or made publicly available, and Merrill Lynch did not assume any responsibility for independently verifying that information or for undertaking an independent evaluation or appraisal of any of the assets or liabilities of MCN or DTE and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of MCN or DTE. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by MCN or DTE, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgment of MCN's or DTE's management as to the expected future financial performance of MCN or DTE, as the case may be. Merrill Lynch further assumed that the merger would qualify as a tax free reorganization for U.S. federal income tax purposes.

     Merrill Lynch's opinions were necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of the dates of the opinions. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals, contractual or otherwise, for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

     In connection with the preparation of the Merrill Lynch opinion, Merrill Lynch was not authorized by MCN or the MCN board of directors to solicit, nor did Merrill Lynch solicit, third-party indications of interest for the acquisition of or business combination involving all or any part of MCN. In addition, Merrill Lynch expressed no opinion as to the prices at which shares of MCN common stock or DTE common stock would trade following the announcement or completion of the merger, as the case may be.

     The following is a summary of the material portions of the financial and comparative analyses performed by Merrill Lynch which were presented to MCN's board of directors in connection with the opinion delivered to MCN's board of directors, dated October 4, 1999.

MCN ANALYSIS:

     Discounted Cash Flow Analysis. Merrill Lynch performed separate discounted cash flow, or "DCF", analyses for MCN on a consolidated basis and on a segment-by-segment basis, using projections provided by MCN's management.

     The DCF for MCN on a consolidated basis was calculated assuming discount rates ranging from 7.5% to 8.5% and was comprised of the sum of the present values of:

          (1) The projected cash flows for the years 2000 through 2004; and

          (2) The 2004 terminal value based upon a range of multiples from 7.5x to 8.5x estimated 2004 earnings before interest, taxes, depreciation and amortization, which is referred to as "EBITDA."

     The segment-by-segment DCF valued MCN as the sum of the DCF values of its gas distribution business segment and its diversified energy segment. The DCF for the diversified energy business segment was calculated assuming discount rates ranging from 8.5% to 9.5% and was comprised of the sum of the present values of:

          (1) The projected cash flows for the years 2000 through 2004; and

          (2) The 2004 terminal value based upon a range of multiples from 8.0x to 9.0x estimated 2004 EBITDA.

     The DCF for the gas distribution business segment was calculated assuming discount rates ranging from 7.0% to 8.0% and was comprised of the sum of the present values of:

          (1) The projected cash flows for the years 2000 through 2004; and

          (2) The 2004 terminal value based upon a range of multiples from 7.0x to 8.0x estimated 2004 EBITDA.

     These analyses resulted in the following ranges of implied equity value per share of MCN common stock, excluding any value attributable to synergies that may be realized from the merger:

                       MCN IMPLIED EQUITY VALUE PER SHARE

                        DCF METHOD                              LOW          HIGH
                        ----------                              ---          ----
Segment-by-segment.........................................    $17.75       $24.00
Consolidated...............................................    $19.00       $25.25

     Comparable Transactions Analysis. In order to value MCN, Merrill Lynch reviewed certain publicly available information regarding 12 selected business combinations in the natural gas industry since October 19, 1998 (collectively, the "Natural Gas Comparable Merger Transactions") that Merrill Lynch deemed to be relevant in evaluating the merger. The Natural Gas Comparable Merger Transactions and the dates these transactions were announced are as follows:

     - Energy North, Inc./Eastern Enterprises (July 1999);

     - CTG Resources, Inc./Energy East Corporation (June 1999);

     - WICOR, Inc./Wisconsin Energy Corporation (June 1999);

     - Yankee Energy System, Inc./Northeast Utilities (June 1999);

     - Columbia Energy Group/Nisource, Inc. (June 1999);

     - Pennsylvania Enterprises, Inc./Southern Union Company (June 1999);

     - Southwest Gas Corporation/ONEOK, Inc. (April 1999);

     - Connecticut Energy Corporation/Energy East Corporation (April 1999);

     - Consolidated Natural Gas Company/Dominion Resources, Inc. (February
       1999);

     - Public Service Company of North Carolina, Incorporated /SCANA Corporation (February 1999);

     - North Carolina Natural Gas Corporation/Carolina Power & Light Company (November 1998); and

     - Colonial Gas Company/Eastern Enterprises (October 1998).

     With respect to the Natural Gas Comparable Merger Transactions, Merrill Lynch compared the "offer value" of each such transaction:

          (1) As a multiple of the next four quarters' estimated earnings per share of the target company at the date of announcement ("Forward EPS"); and

          (2) As a multiple of the book value of the target company.

     Merrill Lynch also compared the "transaction value" of each of the Natural Gas Comparable Merger Transactions as a multiple of the latest twelve months' EBITDA ("LTM EBITDA") of the target company.

     The "offer value" is generally defined as the per share offer price for the target company multiplied by the sum of the number of target company shares outstanding and the number of target company options outstanding, net of option proceeds. The "transaction value" is generally defined as the sum of the offer value, the preferred equity at liquidation value, the short term debt, the long term debt and any minority interests, less cash, marketable securities and exercisable options proceeds.

     The results of these analyses were as follows:

                                                                  LOW       HIGH       MEAN       MEDIAN
                                                                  ---       ----       ----       ------
Multiples of offer value to:
  Forward EPS..............................................      17.9x      31.6x      22.8x      22.9x
  Book value...............................................       1.9x       3.1x       2.6x       2.7x
Multiples of transaction value to:
  LTM EBITDA...............................................       7.6x      13.0x      10.5x      10.8x

     Based on these analyses, Merrill Lynch derived the following ranges of per-share value of MCN common stock, based on approximately 90.4 million shares of MCN common stock outstanding and net debt and preferred equity of $884.5 million and $0 respectively, for the gas distribution segment and $932.1 million and $270.6 million, respectively, for the diversified energy segment:

                                                                 LOW       HIGH
                                                                 ---       ----
Gas Distribution
  2000 EPS(1)...............................................    $23.34    $28.46
  1999 Book Value...........................................    $21.27    $23.82
  1999 EBITDA(2)............................................    $23.02    $30.41
Diversified Energy
  2000 EPS..................................................    $ 2.52    $ 3.15
  1999 Book Value...........................................    $ 3.65    $ 4.87
  1999 EBITDA...............................................    $(4.17)   $(1.56)
Total
  2000 EPS..................................................    $25.86    $31.61
  1999 Book Value...........................................    $24.92    $28.69
  1999 EBITDA...............................................    $18.85    $28.85

-------------------------
(1) Includes amounts attributable to pension earnings.

(2) Includes amounts attributable to pension contributions.

     Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for MCN with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to MCN.

     The companies selected for the comparable company analysis included the following local distribution companies (LDCs):

     - Atlanta Gas Light Company;

     - Indiana Energy, Inc.;

     - New Jersey Resources Corporation;

     - Northwest Natural Gas Company;

     - Peoples Energy Corporation;

     - Washington Gas Light Company; and

     - WICOR, Inc.

     The companies selected for the comparable company analysis also included the following integrated energy companies:

     - Columbia Energy Group;

     - Consolidated Natural Gas Company;

     - Equitable Resources, Inc.;

     - KN Energy, Inc.;

     - National Fuel Gas Company; and

     - Questar Corporation.

     In addition, the following companies selected by MCN management were included in the comparable company analysis:

     - CMS Energy Corporation;

     - DTE Energy Company;

     - El Paso Energy Company;

     - Enbridge, Inc.;

     - MDU Resources Group, Inc.;

     - National Fuel Gas Company;

     - ONEOK Inc.;

     - Sempra Energy; and

     - WestCoast Energy, Inc.

     Merrill Lynch derived an estimated per-share valuation range for MCN common stock by comparing market value as a multiple of estimated 2000 earnings per share and comparing "firm value" as a multiple of estimated 1999 earnings before interest, taxes and depreciation. The earnings estimates were obtained from I/B/E/S, a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors, as of October 1, 1999.

                 COMPARABLE LOCAL DISTRIBUTION COMPANIES (LDCS)

                                                              LOW     HIGH     MEAN     MEDIAN     MCN
                                                              ---     ----     ----     ------     ---
Market value as a multiple of
  estimated 2000 EPS.....................................    12.1x    15.8x    14.0x    14.2x     11.1x
Firm value as a multiple of
  estimated 1999 EBITDA..................................     6.7x     8.6x     7.4x     7.1x      9.3x

                     COMPARABLE INTEGRATED ENERGY COMPANIES

                                                              LOW     HIGH     MEAN     MEDIAN     MCN
                                                              ---     ----     ----     ------     ---
Market value as a multiple of
  estimated 2000 EPS.....................................    12.7x    23.4x    15.9x    15.1x     11.1x
Firm value as a multiple of
  estimated 1999 EBITDA..................................     7.1x    10.2x     8.6x     8.5x      9.3x

               COMPARABLE COMPANIES SELECTED BY MCN'S MANAGEMENT

                                                              LOW     HIGH     MEAN     MEDIAN     MCN
                                                              ---     ----     ----     ------     ---
Market value as a multiple of
  estimated 2000 EPS.....................................    10.2x    16.5x    13.1x    13.1x     11.1x
Firm value as a multiple of
  estimated 1999 EBITDA..................................     4.4x     9.8x     7.8x     7.6x      9.3x

     Based upon these analyses, Merrill Lynch derived the following ranges of per share values of the MCN common stock, based on approximately 90.4 million shares of MCN common stock outstanding and assuming net debt of $1,816.6 million, and preferred equity of $270.6 million as of December 31, 1999:

                                                                   LOW       HIGH
                                                                   ---       ----
                      2000 EPS................................    $18.25    $21.75
                      1999 EBITDA.............................    $14.50    $19.50

DTE ANALYSIS:

     Discounted Cash Flow Analysis. Merrill Lynch performed a DCF analysis for DTE, using projections provided by the DTE management.

     The DCF for DTE was calculated assuming discount rates ranging from 7.5% to 8.5% and was comprised of the sum of the present values of:

          (1) The projected cash flows for the years 2000 through 2004; and

          (2) The 2004 terminal value based upon a range of multiples from 6.5x to 7.5x estimated 2004 EBITDA, less $496 million of accelerated depreciation attributable to DTE's nuclear power plant.

     This analysis resulted in a range of implied equity values per share of DTE common stock from $40.23 to $51.36, as compared to the closing price per share of DTE common stock on October 1, 1999 of $36.63.

     Comparable Public Company Analysis. Using publicly available information, Merrill Lynch compared selected historical stock, financial and operating data and ratios for DTE with corresponding data and ratios of similar publicly traded companies. These companies were selected by Merrill Lynch based upon Merrill Lynch's views as to the comparability of the financial and operating characteristics of these companies to DTE.

     The companies included in the DTE comparable company analysis were:

     - Ameren Corporation;

     - American Electric Power Company, Inc.;

     - Cinergy Corp.;

     - CMS Energy Corp.;

     - DPL Inc.; and

     - First Energy.

     Merrill Lynch derived an estimated valuation range for DTE by comparing market value as a multiple of estimated 2000 earnings per share and estimated 1999 book value. Merrill Lynch also compared firm value as a multiple of estimated EBITDA. The earnings estimates were obtained from I/B/E/S as of October 1, 1999. The results of these analyses were as follows:

                            COMPARABLE DTE COMPANIES

                                                              LOW     HIGH     MEAN     MEDIAN     DTE
                                                              ---     ----     ----     ------     ---
Market value as a multiple of
  estimated 2000 EPS.....................................    10.2x    14.4x    12.2x    12.5x     10.9x
  estimated 1999 book value..............................    1.34x    2.08x    1.69x    1.76x     1.41x
Firm value as a multiple of
  estimated 1999 EBITDA..................................     6.3x     7.7x     7.1x     7.4x      6.5x

     This analysis resulted in a range of implied equity values per share of DTE common stock from $34.00 to $47.50. This compares to the closing per share price of DTE common stock on October 1, 1999 of $36.63.

     Pro Forma Combination Analysis. Merrill Lynch also analyzed certain pro forma effects resulting from the merger. Using the projected earnings for DTE for the years 2000 through 2005 provided by the management of DTE, and the projected earnings for MCN for the years 2000 through 2001 provided by management of MCN and for years 2002 through 2005 based upon guidance provided by the management of MCN, Merrill Lynch compared the projected earnings per share of DTE on a stand-alone basis, assuming the merger did not occur, to the per-share earnings of a DTE shareholder, assuming the merger were to occur.

     Using the assumptions detailed above, and further assuming no synergies and aggregate merger consideration consisting of 55% cash and 45% DTE stock, the analysis indicated that the merger would be neutral to projected earnings per share of DTE if DTE realized pre-tax synergies as follows:

2000.............................................    $69.4 million
2001.............................................    $63.5 million
2002.............................................    $55.7 million
2003.............................................    $24.6 million

     The summary of analyses performed by Merrill Lynch set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its opinions. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial or summary description. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by Merrill Lynch, without considering all analyses and factors, could create an incomplete view of the processes underlying the Merrill Lynch opinions. Merrill Lynch did not assign relative weights to any of its analyses in preparing its opinions. The matters considered by Merrill Lynch in its analyses were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond MCN's and Merrill Lynch's control and involve the application of complex methodologies and educated judgment. Any estimates contained in the Merrill Lynch analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than the estimates. Estimated values do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future. The estimates are inherently subject to uncertainty.

     No company utilized as a comparison in the analyses described above is identical to MCN or DTE and none of the comparable transactions utilized as a comparison is identical to the proposed merger. In addition, various analyses performed by Merrill Lynch incorporate projections prepared by research analysts using only publicly available information. These estimates may or may not prove to be accurate. An analysis of publicly traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

     The MCN board selected Merrill Lynch to act as its financial advisor because of Merrill Lynch's reputation as an internationally recognized investment banking firm with substantial experience in transactions similar to the merger and because Merrill Lynch is familiar with MCN and its business. As part of Merrill Lynch's investment banking businesses, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities and private placements.

     Pursuant to the terms of a letter agreement between MCN and Merrill Lynch dated August 24, 1999, MCN agreed to pay Merrill Lynch a fee in the amount of approximately $10.3 million. This fee is payable in three installments as follows:

     (1) 1/4 of such fee was paid upon execution of the merger agreement;

     (2) 1/4 of such fee is payable upon the vote of MCN shareholders approving the merger; and

     (3) The balance of the fee is payable upon the completion of the merger.

     MCN has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch and related parties from and against specified liabilities, including liabilities under the federal securities laws, arising out of its engagement.

     Merrill Lynch has, in the past, provided financial advisory and financing services to MCN and/or its affiliates and may continue to do so and are currently providing financing services to an affiliate of DTE and has received, and may receive additional fees for the rendering of those services. In addition, in the ordinary course of Merrill Lynch's business, Merrill Lynch and its affiliates may actively trade MCN shares and other securities of MCN, as well as DTE shares and other securities of DTE, for their own accounts and for the accounts of customers. Accordingly, Merrill Lynch and its affiliates may at any time hold a long or short position in such securities.

INTERESTS OF MANAGEMENT AND DIRECTORS IN THE MERGER

     In considering the respective recommendations of the DTE board of directors and the MCN board of directors with respect to the merger, it should be noted that members of DTE's management and MCN's management and of DTE's board of directors and MCN's board of directors have interests in the merger that are in addition to, or different from, the interests of shareholders of DTE and MCN generally. The DTE board of directors and the MCN board of directors were aware of these interests and considered them along with other matters when they adopted the merger agreement. These interests are described below.

     CHANGE IN CONTROL AND SEVERANCE AGREEMENTS

     MCN maintains change in control agreements with 22 of its officers, including executive officers. The purpose of the agreements is to assure the objective judgment and to retain the loyalty of these individuals in the event of a change in control of MCN. For purposes of the agreements, shareholder approval of the merger will constitute a change in control and the beginning of the three-year employment period covered by the agreements.

     The agreements entitle the officers to employment in commensurate positions with responsibilities similar to those held within 90 days prior to the change in control, with compensation and benefits at least equal to the compensation and benefits they were receiving prior to the change in control. Under the agreements, the officers are entitled to receive severance benefits upon termination of an officer's employment within 3 years after the change in control if the termination is without cause, as defined in the agreements, or is by the officers for "good reason." "Good reason" includes among other things, relocation without consent beyond a certain distance, a material diminution in duties or position or a reduction in compensation.

     Severance benefits provided under the agreements include the following:

     - A payment equal to three times the individual's annual base salary and average annual bonus for the past three years;

     - Credit for up to three additional years of service under the MCN Energy Group Retirement Plan and the MCN Supplemental Retirement Plan; and

     - Continuation of medical and other welfare benefits for up to three years following termination.

     MCN and DTE have agreed that if MCN shareholders approve the merger agreement in 1999, for purposes of calculating the recent average bonus under the employment agreements, the parties will take into account bonuses for MCN's fiscal years of 1997, 1998 and 1999 for any executive who: 1) agrees, to the extent requested by DTE, to the payment in 1999 of any cash severance payments that would be due under the employment agreement upon termination, or payments in lieu thereof; and 2) agrees that a) all non-medical welfare benefits under the employment agreements may be provided through applicable MCN or DTE benefit plans; b) all medical benefits pursuant to the employment agreement will, through the COBRA continuation period, be provided under the applicable DTE or MCN medical plan; and c) thereafter, medical benefits will be provided through the applicable MCN or DTE medical plan for employees eligible for retiree health care, or through a lump sum cash payment of $25,000 in lieu of such medical benefits for employees not eligible for retiree health care. DTE has agreed that it will make supplementary payments to the executives to the extent any benefits so provided are less than those required by the employment agreements. MCN has agreed it will make the severance payments referenced in clause 1 above, to the extent it is asked by DTE. DTE has agreed it will reimburse MCN for any payments so made if the merger is not consummated.

     The following table sets forth the estimated cash severance amounts payable to each of the Chief Executive Officer of MCN and the next four most highly compensated MCN officers and to the remaining 17 MCN officers as a group and the value of the additional retirement benefits under each individual's agreement assuming MCN's obligations thereunder are triggered immediately after the completion of the merger. The estimates are based on current base salary and either the average annual bonus for the years 1996, 1997 and 1998 or the average annual bonus for the years 1997, 1998 and 1999 (projected).

                                                                                          VALUE OF
                                                              ESTIMATED CASH             ADDITIONAL
                                                                SEVERANCE               SUPPLEMENTAL
                        NAME                                  AMOUNT PAYABLE         RETIREMENT BENEFIT
                        ----                                  --------------         ------------------
Alfred R. Glancy III.................................    $ 3,000,000 -  3,600,000         $533,000
Stephen E. Ewing.....................................    $ 2,200,000 -  2,500,000         $337,000
Howard L. Dow III....................................    $ 1,200,000 -  1,500,000         $ 46,000
Daniel L. Schiffer...................................    $ 1,000,000 -  1,200,000         $182,000
Steven E. Kurmas.....................................    $ 1,000,000 -  1,200,000         $ 37,000
17 other officers....................................    $10,500,000 - 12,100,000         $933,000

In addition, six former officers of MCN have severance agreements which provide for payments upon a change in control that in the aggregate are approximately $2,000,000.

     The agreements also provide that executives and key officers who are subject to excise tax under the Internal Revenue Code section 4999 as a result of the severance and certain other payments they receive are entitled to receive a tax reimbursement payment which would put the affected individuals in the same financial position after-tax that they would have been in if the excise tax did not apply to such amounts. Based upon the assumption set forth above and on a $28.50 share price, the estimated amount of this tax reimbursement payment for the above listed current and former officers would be up to: Alfred R. Glancy III -- $3,400,000; Stephen E. Ewing -- $1,800,000; Howard L. Dow
III -- $800,000; Steven E. Kurmas -- $660,000 and the 17 other officers -- $6,140,000.

     STOCK INCENTIVE PLANS

     All of the executive officers and key employees of MCN participate in the MCN Energy Group Long Term Incentive Plan. Under this plan, in the event of a change in control of MCN, 100%, or 150% or 200% depending on MCN's ranking within its designated peer group, of all performance shares granted under the plan and then outstanding would automatically be considered earned and would be payable in shares of unrestricted common stock. Approval of the merger agreement by MCN shareholders will constitute a change in control for purposes of this plan. The following chart reflects the performance shares held as of the date of the merger agreement, by the Chief Executive Officer of MCN and the next four most highly compensated MCN officers and all other officers holding performance share grants, and the value of the grants at 100%, 150% and 200% payouts based on a $28.50 share price. Depending on when MCN shareholder approval of the merger agreement is obtained, some of the grants may become vested in the ordinary course of business and additional grants may be made, although any grants made after the signing of the merger agreement will not vest as a result of MCN shareholder approval of the merger.

                                              NUMBER OF       VALUE OF         VALUE OF         VALUE OF
                                             PERFORMANCE     OUTSTANDING      OUTSTANDING      OUTSTANDING
                                               SHARES        PERFORMANCE      PERFORMANCE      PERFORMANCE
                  NAME                       OUTSTANDING    SHARES @ 100%    SHARES @ 150%    SHARES @ 200%
                  ----                       -----------    -------------    -------------    -------------
Alfred R. Glancy III.....................      81,000        $2,308,500       $3,462,750       $4,617,000
Stephen E. Ewing.........................      31,350        $  893,475       $1,340,213       $1,786,950
Howard L. Dow III........................       8,375        $  238,688       $  358,031       $  477,375
Daniel L. Schiffer.......................      11,000        $  313,500       $  470,250       $  627,000
Steven E. Kurmas.........................       7,375        $  210,188       $  315,281       $  420,375
16 other officers........................      73,590        $2,097,315       $3,145,973       $4,194,630

     There is an additional 1999 special incentive plan under which one-year performance units were granted to certain officers of MCN in lieu of an annual cash bonus for 1999. The following chart reflects the special performance shares held as of the date of the merger agreement, by the Chief Executive Officer of MCN and the next four most highly compensated MCN officers and all other officers holding performance share grants, and the value of the grants at 100%, 150% and 200% payouts based on a $28.50 share price. Under the terms of the special incentive plan, upon a change in control, not less than 100%, and up to 200% depending on MCN's performance relative to its peer group, of such performance units will vest and will be payable. Approval of the merger agreement by MCN shareholders will constitute a change in control for purposes of this plan.

                                              NUMBER OF        VALUE OF         VALUE OF         VALUE OF
                                             1999 SPECIAL     OUTSTANDING      OUTSTANDING      OUTSTANDING
                                             PERFORMANCE     1999 SPECIAL     1999 SPECIAL     1999 SPECIAL
                                                SHARES        PERFORMANCE      PERFORMANCE      PERFORMANCE
                  NAME                       OUTSTANDING     SHARES @ 100%    SHARES @ 150%    SHARES @ 200%
                  ----                       ------------    -------------    -------------    -------------
Alfred R. Glancy III.....................       20,250         $577,125        $  865,688       $1,154,250
Stephen E. Ewing.........................           --               --                --               --
Howard L. Dow III........................        5,870         $167,295        $  250,943       $  334,590
Daniel L. Schiffer.......................        4,800         $136,800        $  205,200       $  273,600
Steven E. Kurmas.........................           --               --                --               --
9 Other Officers.........................       23,730         $676,305        $1,014,458       $1,352,610

     Pursuant to the MCN Stock Incentive Plan, all outstanding MCN stock options will also vest upon a change in control. Shareholder approval of the merger agreement will result in a change in control of MCN for these purposes. Of the 591,330 options outstanding on the date of the signing of the merger agreement, the officers held a total of 299,780 options on MCN stock with an exercise price of $17.25. The options currently held by the officers are reflected in the following chart:

                                                       NUMBER OF         VALUE OF OPTIONS
                     NAME                         OUTSTANDING OPTIONS    $28.50 PER SHARE
                     ----                         -------------------    ----------------
Alfred R. Glancy III..........................          100,000             $1,125,000
Stephen E. Ewing..............................           48,300             $  543,375
Howard L. Dow III.............................           14,000             $  157,500
Daniel L. Schiffer............................           12,950             $  145,687
Steven E. Kurmas..............................           11,725             $  131,906
16 other officers.............................          112,805             $1,269,056

     During the 60-day period beginning on the date MCN shareholders approve the merger, the option holders will have the right to receive cash in a per-share amount equal to the excess of the higher of the price paid to MCN shareholders in the merger (assuming the closing occurs within 60 days of the shareholder approval) or the highest trading price of the MCN shares during the 60-day period ending on the date MCN shareholders approve the merger over $17.25.

     MCN EXECUTIVE ANNUAL PERFORMANCE PLAN

     The MCN Executive Annual Performance Plan provides for the payment of a pro-rated target bonus, based on the level of attainment of performance targets as of the end of the last measurement date prior to the change in control and assuming earnings were equal to net income goals. Shareholder approval of the merger agreement also will result in a change in control of MCN for purposes of the annual performance plan. MCN executives were granted special performance shares for their 1999 annual bonus (as previously described), and as such do not participate in the Executive Annual Performance Plan for 1999. Only MichCon employees participate in this plan for 1999. As such, assuming no change in the plan and approval of the merger agreement by MCN shareholders in December 1999, MichCon officers will be vested under the Annual Performance Plan for 1999 as follows:

                                                      ESTIMATED PORTION OF ANNUAL BONUS
                       NAME                             PAYABLE ON CHANGE IN CONTROL
                       ----                           ---------------------------------
Stephen E. Ewing..................................           $260,000 - 360,000
Steven E. Kurmas..................................           $ 93,000 - 130,000
8 other officers..................................           $400,000 - 620,000

     INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE

     The merger agreement provides that after the completion of the merger, DTE will indemnify and hold harmless each present and former director and officer of MCN (when acting in such capacity) for any and all costs incurred in connection with any claims arising out of matters prior to the completion of the merger to the fullest extent that MCN would have been permitted to do so under Michigan law and its articles of incorporation and its bylaws in effect on the date of the merger agreement. The merger agreement also provides that DTE will advance expenses as incurred to the fullest extent permitted under applicable law as long as the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to such indemnification.

     The merger agreement further provides that, for a period of six years following the merger, DTE will maintain MCN's existing officers' and directors' liability insurance so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the merger agreement. However, the merger agreement permits DTE to substitute such policy with policies (which may be "tail" policies) containing terms with respect to such coverage and amount no less favorable to such directors and officers. In addition, if the existing directors' and officers' liability insurance expires, is terminated or is canceled during such six-year period, DTE will use its best efforts to obtain as much directors' and officers' insurance as can be obtained for the remainder of such period for a premium not in excess of 200% of the current premium.

     BOARD OF DIRECTORS AND SENIOR MANAGEMENT FOLLOWING THE MERGER

     The merger agreement provides that at the completion of the merger, DTE will promptly increase the size of its board of directors or exercise its best efforts to secure the resignation of its present directors in order to cause Mr. Alfred R. Glancy III and two additional persons selected by MCN after consultation with DTE from among MCN's directors as of the date of the merger agreement to be appointed to DTE's board of directors.

     Set forth below is a table of the persons expected to serve as senior officers of DTE immediately following the merger.

               NAME                                       POSITION IN DTE
               ----                                       ---------------
Anthony F. Earley, Jr. ...........  Chairman of the Board, President and Chief Executive Officer
Stephen E. Ewing..................  President and Chief Operating Officer of DTE Gas
Robert J. Buckler.................  President and Chief Operating Officer of DTE Energy
                                    Distribution
Gerard M. Anderson................  President and Chief Operating Officer of DTE Energy
                                    Resources
Larry G. Garberding...............  Executive Vice President and Chief Financial Officer

     If any officer listed above ceases to be a full-time employee of either DTE or MCN at or before the merger, or shall be unable or unwilling to serve as an officer of DTE, DTE will appoint another individual to serve in such individual's place.

     DTE AND MCN STOCK-BASED RIGHTS

     In the merger agreement, MCN has agreed that before the merger is completed, it will take all action necessary to permit DTE to assume all unexercised MCN options and DTE has agreed that it will take all corporate action necessary to reserve for issuance a sufficient number of shares of DTE common stock for delivery upon exercise of MCN options assumed by DTE. As a result of the merger, each MCN option will cease to represent a right to acquire shares of MCN common stock and will be converted automatically into options to acquire shares of DTE common stock, and DTE will assume each such stock option subject to the terms of the applicable MCN stock-based compensation plan or agreement. The number of shares of DTE common stock purchasable upon exercise of each such MCN stock option will be equal to the number of MCN shares that were purchasable under such MCN stock option immediately prior to the merger multiplied by the "conversion ratio", which fraction is set forth below, rounding to the nearest whole share, and the per share exercise price for such MCN stock option will be obtained by dividing the per share exercise price for such MCN stock option by the conversion ratio, rounding to the nearest whole cent. Any MCN option which is intended to be an "incentive stock option," as defined in Section 422 of the Internal Revenue Code, will be adjusted in accordance with the requirements of Section 424 of the Internal Revenue Code.

     The "conversion ratio" means a fraction, the numerator of which is the average of the high and low sales price of one share of MCN common stock on the NYSE on the trading day immediately preceding the completion of the merger and the denominator of which is the average of the high and low sales price of one share of DTE common stock on the NYSE on the trading day immediately preceding the completion of the merger.

     CONSULTING AGREEMENT

     DTE, MCN and DTE Enterprises have entered into a termination and consulting agreement with Mr. Glancy, which will become effective at the completion of the merger and will terminate upon Mr. Glancy's 65th birthday. The consulting agreement provides that Mr. Glancy will resign from his employment immediately following the completion of the merger. At the time of such resignation, Mr. Glancy will be entitled to the payments and benefits provided under his change in control agreement as described above. DTE has agreed that it will cause Mr. Glancy to be nominated to its board of directors for a term beginning at the completion of the merger, and renominated in accordance with normal board procedures until he reaches mandatory retirement age for members of the board of directors. During the term of the consulting agreement,

Mr. Glancy agrees to render 50 hours of services per month, upon request by the board of directors or the chief executive officer of DTE, on matters including, but not limited to, advice regarding natural gas industry matters, diversification strategy, public and civic relations, and merger transition issues. In return for rendering such services, Mr. Glancy will receive the following payments and benefits:

     - A $25,000 monthly consulting fee, plus $500 for each hour of service he renders exceeding fifty hours per month;

     - For as long as Mr. Glancy remains a member of the board of directors of DTE, a home security system shall be provided to him, on terms and conditions no less favorable than those on which such system is provided to the chief executive officer of DTE; and

     - An office or offices of a size and with furnishings and other appointments, and exclusive personal secretarial assistance at least equal to that provided to Mr. Glancy as of the effective date of the consulting agreement, or if more favorable, as provided generally at any time thereafter to senior executives of DTE.

     DTE may terminate the consulting agreement for "cause," as such term is defined in the agreement, in which case Mr. Glancy's services will no longer be required and no further fees shall be paid. During the term of the consulting agreement, Mr. Glancy may not compete with DTE or its subsidiaries; and, if Mr. Glancy violates this covenant or his duty not to divulge confidential information relating to DTE, MCN or any of their affiliated companies, DTE may withhold payments under the consulting agreement but not under Mr. Glancy's change in control agreement. In the event that the Internal Revenue Service determines or claims that any payments or benefits provided to Mr. Glancy constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code, Mr. Glancy will receive a tax reimbursement payment in accordance with the terms of his agreement. DTE and MCN will indemnify Mr. Glancy from any actions, suits or proceedings in connection with the agreement or his services thereunder, including reimbursement of reasonable attorney's fees, provided that any consulting services giving rise to such indemnification were performed by Mr. Glancy in good faith and, to Mr. Glancy's knowledge, in a lawful manner.

PUBLIC TRADING MARKETS

     DTE common stock is currently listed on the NYSE and the Chicago Stock Exchange under the symbol "DTE." An application will be made for the listing on the NYSE and the Chicago Stock Exchange of the shares of DTE common stock to be issued in the merger. MCN common stock is currently listed on the NYSE under the symbol "MCN." Upon completion of the merger, MCN common stock will be de-listed from the NYSE and de-registered under the Securities Exchange Act of 1934.

ABSENCE OF DISSENTERS' RIGHTS

     Dissenters' rights are statutory rights that enable shareholders who object to certain extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares, as determined by a court in a judicial appraisal proceeding, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters' rights are not available in all circumstances.

     DTE shareholders are not entitled to dissenters' rights under Michigan law in connection with the merger or the issuance of shares of DTE common stock pursuant to the merger because DTE is not a party to the merger and DTE shareholders are not voting to approve the merger agreement.

     MCN shareholders are not entitled to dissenters' rights under Michigan law in connection with the merger because MCN common shares were listed on a national securities exchange, the NYSE, on the record date fixed for the MCN special meeting.

RESALE OF DTE COMMON STOCK

     The shares of DTE common stock issuable to MCN shareholders in the merger have been registered under the Securities Act of 1933. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of MCN at the time of the MCN special meeting, as that term is defined in the rules under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with, MCN at the time of the MCN special meeting. Shares of DTE common stock received by those shareholders of MCN who are deemed to be "affiliates" of MCN may be resold without registration as provided for by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act.

     The registration statement to register the shares of DTE common stock to be issued in the merger, of which this document is a part, does not cover any resales of DTE common stock received by affiliates of MCN in the merger or by some of their family members or related interests. In the merger agreement, MCN has agreed to use its best efforts to cause each of its affiliates as of the date of its special meeting to deliver to DTE a written agreement in the form attached to the merger agreement acknowledging and agreeing to such resale restrictions under the Securities Act.

                  REGULATORY FILINGS, APPROVALS AND CLEARANCES

     Under the merger agreement, DTE and MCN each have agreed to use its commercially reasonable efforts to take all actions and do all things necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable. This includes preparing and filing all required documentation and obtaining all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to complete the merger.

     The completion of the merger is conditioned upon the expiration of applicable federal and state waiting periods and the receipt of all governmental consents except for those the failure of which to obtain is not reasonably likely to have a material adverse effect on DTE or MCN or provide a reasonable basis to conclude that the parties or any of their affiliates or advisors would be subject to criminal or material financial liability. In addition, completion of the merger is conditioned on receipt of all governmental approvals on terms that are, in the reasonable judgment of DTE, not reasonably likely to have a material adverse effect on DTE, MCN or DTE Enterprises.

     If Federal Energy Regulatory Commission approval of the merger is not required, either DTE or MCN may terminate the merger agreement after one year from the date of the merger agreement, if either party reasonably determines that it is more likely than not that the governmental consents necessary to complete the merger on terms that satisfy the conditions to DTE's and MCN's obligation to complete the merger will not be obtained prior to April 15, 2001, which is approximately 18 months from the date of the merger agreement. If FERC approval of the merger is required, however, then the right to terminate the merger agreement by making such reasonable determination exists only after 15 months from the date of the merger agreement. In any event, either DTE or MCN may terminate the merger agreement if any regulatory approvals necessary to complete the merger have not been obtained or waived by April 15, 2001.

HART-SCOTT-RODINO ACT

     The Hart-Scott-Rodino Act provides that the merger may not be completed until premerger notification filings have been made, by which means information is submitted to the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission, and the specified HSR Act waiting period has expired or has terminated. Even after the waiting period expires or is terminated, the Antitrust Division and the Federal Trade Commission will have the authority to challenge the merger on antitrust grounds before or after the merger is completed.

     DTE and MCN each intends to file a premerger notification and report form for the merger with the Antitrust Division and the Federal Trade Commission in mid-November 1999.

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

     DTE and MCN are both exempt holding companies under the 1935 Act. As exempt holding companies, DTE and MCN are exempt from all provisions of the 1935 Act, except for Section 9(a)(2), which prohibits any "affiliate" of a "public utility company" or a "holding company," as such terms are defined in the 1935 Act, from acquiring the securities of any other public utility company of which it is an affiliate, or will become an affiliate after the acquisition, unless the acquisition is approved by the SEC. Under the 1935 Act, DTE is an affiliate of The Detroit Edison Company and, after completion of the merger, will be an affiliate of MichCon; accordingly, approval of the SEC under the 1935 Act is required. Nonetheless, after the merger, DTE will continue to be an exempt holding company under the 1935 Act by filing its annual exemption statement pursuant to Rule 2 under the 1935 Act.

FEDERAL POWER ACT

     Under the merger agreement, MCN has agreed to use its best efforts promptly to dispose of various electric facilities. If MCN is successful in disposing of those facilities, the merger should not be subject to FERC approval under the Federal Power Act, although such dispositions may be subject to FERC approval under the Power Act. If MCN is not successful in disposing of those facilities, FERC approval of the merger itself is likely to be required under the Power Act.

STATE APPROVALS

     While there are no formal state approvals for the merger, DTE and MCN will continue their practice of constructively working with state regulators that have ongoing jurisdiction over Detroit Edison and MichCon.

ATOMIC ENERGY ACT

     Detroit Edison holds a license issued by the Nuclear Regulatory Commission to own and operate Fermi 2, a nuclear generating plant. Under the Atomic Energy Act and NRC regulations, nuclear licensees must seek and obtain prior NRC consent for any changes that would constitute a transfer of an NRC license, directly or indirectly, or of any right thereunder, to any person. Additionally, the NRC has expressed concern over the potential of certain mergers to affect the basis for prior NRC decisions related to the financial qualifications as an NRC licensee. DTE does not believe that the merger would constitute a transfer of the NRC license or that the merger will affect the basis for prior NRC decisions relating to the financial qualifications as an NRC licensee. DTE has requested confirmation that the NRC concurs with its belief. In the event that the NRC determines that the merger constitutes a transfer of the license, DTE and Detroit Edison believe that the NRC's approval for such transfer can be obtained in a timely manner.

     While DTE and MCN believe that the requisite regulatory approvals and clearances for the merger will be received, DTE and MCN cannot give any assurance regarding the timing of the required approvals or clearances or the ability to obtain the required approvals and clearances on satisfactory terms or otherwise, or that no action will be brought challenging the merger or the governmental or other actions.

                              THE MERGER AGREEMENT

     The following describes certain aspects of the proposed merger, including material provisions of the merger agreement. The following description of the merger agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Appendix A to this document and is incorporated in this document by reference. All DTE shareholders and MCN shareholders are urged to read the merger agreement carefully and in its entirety.

INTRODUCTION

     The merger agreement provides, among other things, for a merger of MCN with and into DTE Enterprises, a wholly owned subsidiary of DTE, with DTE Enterprises as the surviving corporation in the merger. The transaction is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

TERMS OF THE MERGER

     GENERAL

     Subject to the allocation and proration procedures and the adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code set forth in the merger agreement and more fully described below, in the merger, each share of MCN common stock, par value $0.01 per share, including the associated right to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of December 20, 1989, as amended by amendments dated as of September 19, 1994, July 23, 1997, and October 4, 1999, by and between MCN and First Chicago Trust Company of New York, as Rights Agent, issued and outstanding immediately prior to the merger, other than shares owned by DTE or MCN (except on behalf of third parties), will be converted into the right to receive either (1) $28.50 in cash or (2) 0.775 shares of DTE common stock.

     The merger agreement provides that each record holder of shares of MCN common stock will be entitled to (1) elect to receive shares of DTE common stock for all or some of its MCN shares ("Stock Election Shares"), (2) elect to receive cash for all or some of its MCN shares ("Cash Election Shares") or (3) make no election for all or some of its MCN shares ("Non-Election Shares"). Any shares of MCN common stock for which the record holder has not submitted a properly completed election form to the exchange agent by 9:00 a.m. on the date of the completion of the merger, will be treated as Non-Election Shares.

     ALLOCATION AND PRORATION PROCEDURES

     The merger agreement provides for allocation and proration procedures that ensure that, subject to adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, the aggregate number of shares of MCN common stock that will be converted into cash will be equal to 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger and the aggregate number of shares of MCN common stock that will be converted into shares of DTE common stock will be equal to 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger. The following explains these allocation and election procedures.

     If the number of Cash Election Shares exceeds 55% of the total number of shares of MCN common stock outstanding immediately prior to the merger, excluding those owned by DTE or MCN (except on behalf of third parties), (the "Cash Election Number"), then the following will occur:

          (1) All Non-Election Shares will be deemed to be Stock Election
     Shares;

          (2) All Stock Election Shares, including those deemed to be Stock Election Shares, will be converted into the right to receive 0.775 shares of DTE common stock; and

          (3) Each Cash Election Share will be converted into:

           - An amount in cash equal to $28.50 multiplied by a fraction, the numerator of which is the Cash Election Number, and the denominator of which is the total number of Cash Election Shares (the "Cash Fraction"); and

           - A number of shares of DTE common stock equal to the product of
             0.775 and a fraction equal to one minus the Cash Fraction.

     Alternatively, if the number of Stock Election Shares exceeds 45% of the total number of shares of MCN common stock outstanding immediately prior to the merger, excluding those owned by DTE or MCN (except on behalf of third parties) (the "Stock Election Number"), then the following will occur:

          (1) All Non-Election Shares will be deemed to be Cash Election Shares;

          (2) All Cash Election Shares, including those deemed to be Cash Election Shares, will be converted into the right to receive $28.50 in cash; and

          (3) Each Stock Election Share will be converted into:

           - A number of shares of DTE common stock equal to the product of
             0.775 and a fraction, the numerator of which is the Stock Election Number, and the denominator of which is the total number of Stock Election Shares (the "Stock Fraction"); and

           - An amount in cash equal to the product of $28.50 and a fraction equal to one minus the Stock Fraction.

     In the event that the number of Cash Election Shares does not exceed the Cash Election Number and the number of Stock Election Shares does not exceed the Stock Election Number, then Non-Election Shares will be deemed Stock Election Shares such that the total Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares will be deemed Cash Election Shares. If this occurs:

        - All Stock Election Shares, including those deemed Stock Election Shares, will be converted into the right to receive 0.775 shares of DTE common stock and cash instead of fractional shares; and

        - All Cash Election Shares, including those deemed Cash Election Shares, will be converted into the right to receive $28.50 in cash.

     TAX OPINION ADJUSTMENT

     It is a condition to the merger that DTE and MCN each receive an opinion of their respective outside counsel that the merger will be treated as a "reorganization" under the Internal Revenue Code. It is possible, depending upon the value of DTE common stock on the date the merger is completed, that such counsel will not be able to render their respective opinions unless the number of shares of MCN common stock that will be converted into cash is decreased below 55% of the total number of issued and outstanding shares of MCN common stock and the number of shares of MCN common stock that will be converted into DTE common stock is increased above 45% of the total number of issued and outstanding shares of MCN common stock. In such a case, the number of shares of MCN common stock that will be converted into DTE common stock in the merger will be increased, and the number of shares of MCN common stock to be converted into cash will be correspondingly decreased, to the extent necessary to enable outside counsel to render their respective tax opinions. Each share of MCN common stock that would have been converted into cash but is instead converted into DTE common stock in order to enable such outside counsel to render their respective tax opinions will be converted into a number of shares of DTE common stock having a value of $28.50 to the extent that the conversion is necessary so that the value of the DTE common stock, as determined for tax purposes, paid as consideration for shares of MCN common stock is not less than 41% of the value of the total consideration, as determined for tax purposes, for shares of MCN common stock. Any shares of MCN common stock that are otherwise converted into DTE common stock in order to enable outside counsel to render their respective tax opinions will be converted into DTE common stock at the exchange ratio of
0.775. Shares of MCN common stock converted into shares of DTE common stock in order to enable outside counsel to render their respective tax opinions are nonetheless deemed to be converted into the right to receive cash, and the shares of DTE common stock issued are deemed to be cash, for purposes of the allocation and proration procedures of the merger agreement.

ELECTION PROCEDURES AND DISTRIBUTION OF CERTIFICATES OF DTE COMMON STOCK

     Approximately one month before the completion of the merger, MCN shareholders will be sent transmittal materials for use in making the election to receive cash, shares of DTE common stock, or both with respect to shares of MCN common stock canceled in the merger and for exchanging certificates representing shares of MCN common stock. The form on which this choice is to be made is referred to in this document as the "election form."

     Stock certificates representing shares of MCN common stock and a duly completed election form must be received by the exchange agent no later than 9:00 a.m. on the date of the merger, which time is referred to in this document as the "election deadline." MCN SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES BEFORE THEY RECEIVE THE ELECTION FORM. Before the completion of the merger, DTE will select an exchange agent, with MCN's prior approval, to administer the exchange of shares of MCN common stock for the cash, shares of DTE common stock, cash instead of fractional shares and dividends and other distributions, if any, to which MCN shareholders are entitled to receive in the merger.

     A record holder who holds shares of MCN common stock in a representative capacity may submit multiple election forms, but such record holder must certify that each election form submitted to the exchange agent covers all the shares of MCN common stock held by such record holder on behalf of a particular beneficial owner.

     In addition, as soon as practicable after the completion of the merger the exchange agent will mail to each record holder who did not submit an election form or did not submit certificates with a duly completed election form, a letter of transmittal and instructions for surrendering certificates of MCN common stock. This mailing is solely to facilitate the exchange of the certificates representing shares of MCN common stock for the cash, shares of DTE common stock into which such MCN shares have been converted in the merger and cash instead of fractional shares; after the election deadline, former MCN shareholders will not be able to elect the form of consideration.

     Upon surrender of a certificate representing shares of MCN common stock and a duly completed election form or letter of transmittal to the exchange agent, the holder will be entitled to receive:

     - A certificate representing shares of DTE common stock into which the shares of MCN common stock have been converted or, if DTE establishes procedures for book-entry transfer of shares of DTE common stock prior to the completion of the merger, evidence of the certificates pursuant to the book-entry system;

     - Cash to which the holder is entitled;

     - Cash instead of fractional shares, if any, to which the holder has the right to receive; and

     - Any dividends or other distribution to which the holder has the right to receive.

     After completion of the merger, there will be no transfers on MCN's stock transfer books of shares outstanding immediately prior to that time. No party will be liable to any MCN shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     All shares of DTE common stock to be issued in the merger will be deemed issued and outstanding as of the completion of the merger. Accordingly, if DTE declares a dividend or other distribution after the completion of the merger, that declaration will include all shares of DTE common stock issued in the merger. Nonetheless, DTE will not pay any dividends or other distributions with respect to the shares of DTE common stock with a record date after the completion of the merger, to any former MCN shareholder who has not exchanged his or her certificates representing shares of MCN common stock.

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FRACTIONAL SHARES

     DTE will not issue any fractional shares of DTE common stock in the merger. Instead, an MCN shareholder who otherwise would have received a fraction of a share of DTE common stock will receive cash (without interest). The amount of cash received will be equal to the holder's proportionate interest in the net proceeds from the sale on the NYSE by the exchange agent of the aggregate fractional shares of DTE common stock issued to the exchange agent on behalf of MCN shareholders.

CLOSING AND EFFECTIVE TIME OF THE MERGER

     The merger agreement provides that unless DTE and MCN agree to another date or time, the closing of the merger will take place on the fifth business day after fulfillment or waiver of the conditions set forth in the merger agreement, other than those conditions that by their nature are to be satisfied at the closing, but subject to the fulfillment or waiver of those conditions. As soon as practicable on the closing date, MCN and DTE will cause a certificate of merger to be executed and filed with the Department of Consumer and Industry Services of the State of Michigan. The merger will become effective at the time when the certificate of merger is duly endorsed by the Department of Consumer and Industry Services of the State of Michigan.

CORPORATE GOVERNANCE

     In the merger agreement, DTE has agreed that at the completion of the merger, it will cause Mr. Glancy and two other persons who are currently members of MCN's board of directors, and who will be chosen by MCN in consultation with DTE, to be appointed to its board of directors.

     The merger agreement provides that the directors of DTE Enterprises at the effective time of the merger will be the directors of the surviving corporation and the officers of MCN at the time of the completion of the merger will be the officers of the surviving corporation.

CONDITIONS OF THE MERGER

     Other than the condition relating to the receipt of tax opinions from counsel, which may not be waived after DTE shareholders have approved the issuance of shares of DTE common stock or MCN shareholders have approved the merger agreement unless further shareholder approval is obtained with appropriate disclosure, the respective obligations of each of DTE and MCN to effect the merger are subject to the satisfaction or waiver, at or prior to the merger, by each party of the following conditions:

     - The representations and warranties of the other party with respect to capitalization, corporate authority, brokers and, with respect to MCN only, the rights agreement and utility regulation, being true and correct in all material respects both as of the date of the merger agreement and as of the closing date, as though made on and as of such time (except to the extent any representation or warranty expressly speaks of another date or time);

     - The representations and warranties of the other party with respect to all other matters being true and correct both as of the date of the merger agreement and as of the closing date, as though made on and as of such time (except to the extent any representation or warranty expressly speaks of another date or time), except for such failures to be true and correct which are not, individually or in the aggregate, reasonably likely to have a material adverse effect on the representing party;

     - The approval of the merger agreement by MCN shareholders and the approval of the issuance of shares of DTE common stock by DTE shareholders;

     - The shares of DTE common stock issuable to MCN shareholders pursuant to the merger agreement having been authorized for listing on the NYSE, upon official notice of issuance;

     - The expiration of applicable federal and state waiting periods and the receipt of all governmental consents in connection with the merger agreement except for those the failure of which to obtain are not reasonably likely to have a material adverse effect on DTE or MCN or provide reasonable basis to

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

       conclude that the parties or any of their affiliates or advisors would be subject to criminal or material financial liability;

     - The absence of any legal restriction that prohibits completion of the merger;

     - The registration statement registering the shares of DTE common stock to be issued in the merger having become effective and no stop order suspending the effectiveness or proceedings for that purpose shall have been initiated or be threatened by the SEC;

     - DTE shall have received all state securities and "blue sky" permits and approvals necessary to consummate the transactions contemplated by the merger agreement;

     - MCN shall have completed any required dispositions of its interests in various electric facilities and all FERC-jurisdictional assets or facilities;

     - The other party having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date;

     - The receipt of consents or approvals of each person whose consent or approval is required under any material contract to which the other party or any of its subsidiaries is a party;

     - DTE and MCN having received "comfort letters" from the other party's independent public accounting firm;

     - Such party having received from its counsel opinions dated the closing date, stating that:

          (1) The merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

          (2) That each of DTE, MCN and DTE Enterprises will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

     - There shall not have occurred a material adverse effect on the other party.

ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF DTE AND DTE ENTERPRISES

     The obligations of DTE and DTE Enterprises are subject to the further satisfaction or waiver by DTE of the following conditions:

     - The receipt by DTE of affiliate letters from persons identified as affiliates of MCN; and

     - That all governmental consents have been obtained without imposing any terms or conditions that, individually or in the aggregate, in the reasonable judgment of DTE, are reasonably likely to have a material adverse effect on any of the parties to the merger agreement.

     For purposes of the merger agreement, "material adverse effect" means, with respect to DTE or MCN a material adverse effect on the condition (financial or otherwise), properties, business, operations, results of operations or prospects of the party and its subsidiaries taken as a whole, OTHER THAN ANY CHANGE OR EFFECT ARISING OUT OF:

          (1) Any divestiture by MCN of various electric facilities or FERC-jurisdictional assets as required by the merger agreement;

          (2) MCN's recognition of a write-down of its gas and oil properties under the full cost method of accounting as prescribed by Rule 4-10 of Regulation S-X under the Securities Act and Exchange Act;

          (3) General economic conditions; or

          (4) Conditions generally affecting the electric or gas utility industries.

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REPRESENTATIONS AND WARRANTIES

     The merger agreement contains various representations and warranties made by DTE, DTE Enterprises and MCN, some of which are qualified as to materiality, regarding the following matters, among others:

     - Corporate existence and capitalization;

     - Ownership of the shares of capital stock of its material subsidiaries;

     - Corporate power and authority to execute, deliver and perform its obligations under the merger agreement, and to complete the merger;

     - Consents and regulatory approvals necessary to complete the merger;

     - No violation of any party's organizational documents or the organizational documents of any of their subsidiaries, contracts to which any party is a signatory, and no violation of any law, rule or regulation;

     - Accuracy of documents filed with the Securities and Exchange Commission and applicable regulatory authorities, including financial statements;

     - Absence of certain material adverse changes or events;

     - Pending or threatened suits, actions or other proceedings, obligations or liabilities;

     - Employee benefits;

     - Compliance with laws and required licenses and permits;

     - Environmental matters;

     - Tax matters;

     - Intellectual property;

     - Insurance;

     - Regulation as a utility;

     - Absence of beneficial ownership of each other's shares; and

     - Year 2000 compliance.

     MCN has also made certain representations and warranties with respect to regulatory proceedings and its FERC-jurisdictional assets.

COVENANTS

     INTERIM OPERATIONS

     DTE and MCN have each agreed as to itself and each of its subsidiaries, from the date of the merger agreement and prior to the completion of the merger, unless the other party otherwise approves, and except as otherwise expressly contemplated by the merger agreement, that, among other things:

          (1) It will conduct its businesses in the ordinary and usual course and will use best reasonable efforts to preserve intact its business organization and maintain existing relations and goodwill with various business relations and maintain and keep material properties and assets in as good repair and condition as such are in as of the date of the merger agreement, subject to ordinary wear and tear;

          (2) It will not amend its articles of incorporation or bylaws;

          (3) It will not make any distributions with respect to its common stock (other than quarterly cash dividends not in excess of $.255 per share in the case of MCN and of $.515 per share in the case of
              DTE) or change in capital structure;

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

          (4) Other than in the ordinary and usual course of business, it will not make acquisitions or investments in any other person in excess of $100,000,000 in the aggregate or $30,000,000 in respect of any transaction or series of related transactions, in the case of MCN, or in excess of $250,000,000 in the aggregate, in the case of DTE;

          (5) It will not change any accounting principle, practice or method in a manner that is inconsistent with past practice, except to the extent required by U.S. generally accepted accounting principles as advised by its regular independent accountants; and

          (6) It will not take or fail to take any action that is reasonably likely to make any representation or warranty of it inaccurate in any material respect at, or as of any time prior to, the completion of the merger, or that is, individually or in the aggregate, reasonably likely to have a material adverse effect on it.

     In addition, MCN has agreed as to itself and each of its subsidiaries, from the date of the merger agreement and prior to the completion of the merger, unless DTE otherwise approves, and except as otherwise expressly contemplated by the merger agreement, that, among other things:

          (1) It will not make or authorize or commit for any capital expenditures or operation and maintenance expenditures in excess of 110% of those contemplated to be spent pursuant to the year 1999, 2000 or 2001 capital appropriations spending budgets;

          (2) It will not incur, assume or prepay any long-term debt or incur or assume any short-term debt other than in the ordinary and usual course of business in amounts and for purposes consistent with past practice under existing lines of credit, and except for the incurrence of long-term indebtedness in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds;

          (3) It will not assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any third-party, except in the ordinary and usual course of business;

          (4) It will not accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates consistent with past practice;

          (5) Except as required by law, an existing collective bargaining agreement or other contract identified to DTE, neither it nor any of its subsidiaries will:

           - Terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any compensation and benefit plans, or except as required by any existing contract with a non-officer employee, increase the salary, wage, bonus or other compensation of any employees, except increases occurring in the ordinary and usual course of business; or

           - Grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of it or such subsidiaries, provided, that MCN is not required to violate any of its obligations existing prior to the date of the merger agreement;

          (6) It will not settle or compromise any material claims or litigation or amend or terminate any of its material contracts or waive, release or assign any material rights or claims; and

          (7) It will not make any material tax election, other than in the ordinary and usual course or as is required by law, or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business.

     In addition, DTE has agreed as to itself and each of its subsidiaries, from the date of the merger agreement and prior to the completion of the merger, unless MCN otherwise approves, and except as otherwise expressly contemplated by the merger agreement, that, among other things:

          (1) It will not enter into any agreement with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the

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           equity securities of it or any of its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X under the Exchange Act); and

          (2) Other than pursuant to the year 1999, 2000 or 2001 capital appropriations/spending budgets and other than in the ordinary and usual course of business, it will not dispose of or encumber any property or assets, other than sales not in excess of $250,000,000 in the aggregate.

     ACQUISITION PROPOSALS

     In the merger agreement, each of DTE and MCN has agreed that it will not, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any of the assets or any equity securities of, it or any of its subsidiaries. These limitations do not apply, however, to those transactions in the ordinary course of business or those transactions that are expressly contemplated by the merger agreement that could not interfere with the merger. In addition, these limitations only apply to DTE to the extent such proposal or offer is conditioned on DTE's failure to obtain the approval of its shareholders of the issuance of shares of DTE common stock in the merger or could reasonably be expected to result in a failure to consummate the merger. In this document, a proposal related to MCN is referred to as a "Company Acquisition Proposal," and a proposal related to DTE that satisfies the test set forth above is referred to as a "Parent Adverse Proposal."

     Each of MCN and DTE has further agreed that it will not negotiate with, provide confidential information or data to, or discuss with any person, a Company Acquisition Proposal or Parent Adverse Proposal, respectively, or otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal or Parent Adverse Proposal.

     Despite this agreement, nothing contained in the merger agreement prohibits either party or its board of directors from:

          (a) Complying with Rule 14e-2 under the Securities Exchange Act of
     1934;

          (b) Providing information in response to a request therefor by a person who has made an unsolicited bona fide written Company Acquisition Proposal or Parent Adverse Proposal so long as its board of directors receives from the person so requesting the information an executed confidentiality agreement with terms with respect to confidentiality substantially similar to those contained in the confidentiality agreement, dated August 30, 1999, between DTE and MCN;

          (c) Engaging in any negotiations or discussions with any person who has made an unsolicited bona fide written Company Acquisition Proposal or Parent Adverse Proposal; or

          (d) Recommending the Company Acquisition Proposal or Parent Adverse Proposal to its shareholders.

In order to engage in any of the activities described above in (b), (c) and (d) above, however, such activities must occur prior to the time of that party's shareholder vote and the board of directors must determine in good faith after consultation with outside legal counsel and its financial advisor and based upon such other matters as it deems relevant that failure to take such action would likely result in a breach of its fiduciary duties under applicable law. In addition, the board of directors must determine that the Company Acquisition Proposal or Parent Adverse Proposal, if accepted, is reasonably likely to be completed, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal and would, if completed be reasonably likely to result in a transaction more favorable to its shareholders from a financial point of view than the transaction contemplated by the merger agreement. With respect to MCN, any more favorable Company Acquisition Proposal described above is referred to as a "Superior Proposal" in this document.

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ADDITIONAL AGREEMENTS

     STOCK OPTIONS

     In the merger agreement, DTE has agreed to assume each outstanding option to purchase shares of MCN common stock in accordance with the terms of the MCN stock plans and the stock option agreement by which it is evidenced. See "The Merger -- Interests of Management and Directors in the Merger" on page 43.

     EMPLOYEE BENEFITS

     In the merger agreement, DTE has agreed that for one year after the closing date, it will continue to provide the employees of MCN and its subsidiaries with compensation and benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by MCN and its subsidiaries. This covenant does not apply to plans involving the issuance of shares of MCN common stock.

     In addition, DTE has agreed to cause DTE Enterprises and The Detroit Edison Company, from and after the completion of the merger, to honor:

          (a) Each existing employment, change of control, severance and termination agreement between MCN or any of its subsidiaries, and any officer, director or employee of MCN or its subsidiaries; and

          (b) All compensation and benefit plans of MCN and its subsidiaries as in effect immediately before the closing date of the merger, although DTE can amend or terminate any such plan in accordance with its terms.

     The merger agreement provides that with respect to those employee benefit plans of DTE and its affiliates that after the merger will provide benefits to any current MCN employees, which we refer to in this document as the "new plans," each MCN employee will be credited with his or her years of service with MCN and its affiliates before the completion of the merger, to the same extent as the employee was entitled to credit for such purposes under any similar MCN plan. This right to credit does not apply if the credit would result in a duplication of benefits. In addition:

          (a) Each MCN employee will be immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan replaces coverage under a comparable MCN employee plan in which such MCN employee participated immediately before the completion of the merger, which we refer to in this document as the "old plans"; and

          (b) For purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any MCN employee:

           - DTE will cause all pre-existing condition exclusions of the new plan to be waived for the employee and his or her covered dependents to the extent that such exclusions and requirements were waived under the corresponding MCN plan; and

           - DTE will cause any eligible expenses incurred by the employee and his or her covered dependents during the portion of the plan year of the old plan ending on the date that such employee's participation in the corresponding new plan begins to be taken into account under such new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan-year as if such amounts had been paid in accordance with such new plan.

     EMPLOYEES

     The merger agreement provides that DTE and MCN presently intend that there will be no involuntary reductions in workforce at the surviving corporation or its subsidiaries, and that DTE will continue DTE's and MCN's present strategy of achieving workforce reductions through attrition or other voluntary means after the merger; however, if any reductions in workforce become necessary, DTE has agreed that such reductions will
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be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, qualifications, and business needs without regard to whether employment prior to the completion of the merger was with MCN or its subsidiaries or DTE or its subsidiaries.

     Any employees whose employment is terminated or jobs are eliminated by DTE or any of its subsidiaries will be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by DTE. Any workforce reductions carried out following the completion of the merger by DTE or its subsidiaries will be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local law.

     EXPENSES

     DTE or DTE Enterprises will pay all charges and expenses of MCN, DTE or DTE Enterprises, including those of the exchange agent, in connection with the transactions contemplated by the provisions of the merger agreement related to MCN shareholders' exchange of their shares.

     Except as otherwise provided in the termination provisions of the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the registration statement, of which this document is a part, and printing and mailing this document and the registration statement will be shared equally by DTE and MCN.

     INDEMNIFICATION AND DIRECTORS' AND OFFICERS' INSURANCE

     In the merger agreement, DTE and MCN have agreed to provisions relating to indemnification of officers and directors of MCN and the provision of directors and officers' liability insurance, which are described in "The Merger -- Interests of Management and Directors in the Merger" on page 43.

     DIVIDENDS

     MCN has agreed to coordinate with DTE the declaration, setting of record dates and payment dates of dividends on shares of MCN common stock. This coordination is to ensure that MCN shareholders do not receive dividends on both shares of MCN common stock and shares of DTE common stock received in the merger in respect of any calendar quarter or fail to receive a dividend on either shares of MCN common stock or shares of DTE common stock received in the merger in respect of any calendar quarter.

     RATE MATTERS

     Other than currently pending rate filings, MCN has agreed, and has agreed to cause its subsidiaries, to discuss with DTE any material changes in its or its subsidiaries regulated rates or charges (other than pass-through fuel rates or charges), standards of service or accounting, and MCN has agreed to consult with DTE prior to making any filing or effecting any agreement or consent with respect to such matters.

     TRANSITION MATTERS

     In the merger agreement, DTE and MCN have agreed to establish a transition committee consisting of three people from each company. The purpose of this committee is to facilitate a full exchange of information concerning the business, operations, capital spending and budgets and financial results of DTE and MCN and to identify ways in which the operations of DTE and MCN can be consolidated or coordinated.

     In the merger agreement, MCN and DTE agreed to use reasonable best efforts to enter into a definitive agreement for the sale to DTE of all of MCN's membership interest in each of several limited liability companies that own and operate synthetic fuel manufacturing facilities. On November 1, 1999, DTE Energy
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

Services, Inc., a subsidiary of DTE, and MCNIC Pipeline & Processing Company, a subsidiary of MCN, executed a definitive agreement providing for the sale of MCN's interest in synthetic fuel manufacturing companies, which are sometimes referred to throughout this document as "coal fines," to DTE. The agreement provides that, on December 1, 1999, DTE will acquire all of MCN's interest in each of the following four synthetic fuel manufacturing companies: CRC No. 1 LLC, CRC No. 3 LLC, CRC No. 5 LLC, CRC No. 6 LLC. DTE has agreed to pay $11,250,000 per interest in each company, or a total of $45,000,000, at the completion of the sale, subject to a post-closing purchase price adjustment with respect to the companies, which adjustment will be based upon the average productivity of the coal recovery system facilities owned by each company during a 36-month period set forth in the agreement. This post-closing adjustment could result in an increase of the purchase price for all the interests up to $152,000,000 or a decrease down to zero. The transfer of these companies will not be effected until after the HSR Act and the regulations under the HSR Act have been complied with, and all waiting periods under the HSR Act have been expired or have been terminated. The agreement contains customary representations and warranties regarding each company, and customary covenants regarding the operations of each company prior to the completion of the sale. The agreement also provides that each party will indemnify the other for losses arising out of breaches or inaccuracies of its representations or warranties, failures to perform its obligations contained in the agreement and third party claims made against the other party, although the total amount of MCN's liability under such indemnification obligation is limited to the total amount paid by DTE to MCN for its interests in all the companies. The agreement also contains customary closing conditions and provides that the agreement may be terminated by the mutual written agreement of both parties at any time before the completion of the sale, or by either party upon the failure of any condition to that parties' obligation to complete the sale. This purchase and sale of MCN's interests in these synthetic fuel manufacturing companies is independent of the completion of the merger.

     In the merger agreement, MCN has agreed to use its best efforts promptly to enter into, or to cause its subsidiaries promptly to enter into, agreements to dispose of:

          (a) Such of its interests as are necessary so that the transactions contemplated by the merger agreement will not jeopardize the status of any facilities in which MCN directly or indirectly owns any interest as "Qualifying Facilities" under the Public Utility Regulatory Policies Act of 1978, as amended; and

          (b) All FERC-jurisdictional assets or facilities whether directly or indirectly owned or wholly or partially owned that would give rise to a requirement for approval of the merger by the FERC.

     MCN has agreed to complete these dispositions prior to the date when all governmental consents are obtained and to use commercially reasonable efforts to maximize the after-tax proceeds from such sales or dispositions. However, the obligation to use best efforts to dispose of such assets does not require MCN to take any action that would cause, alone or together with other events, any failure to satisfy any condition to closing. MCN has agreed to keep DTE informed on a current basis regarding the status and terms of the dispositions and any other asset dispositions contemplated by MCN and its subsidiaries and to work cooperatively with DTE to maximize the mutual benefit to the parties of such dispositions.

     COMMUNITY INVOLVEMENT

     It is the present intention of DTE that after the merger, DTE will continue to make aggregate annual charitable contributions to the communities served by DTE and otherwise maintain a substantial level of involvement in community activities in Michigan that is similar to, or greater than, the normal aggregate annual level of charitable contributions, community development and related activities carried on by DTE and MCN prior to the date of the merger agreement.

     STOCK EXCHANGE LISTING AND DELISTING

     DTE has agreed to use its best efforts to cause the shares of DTE common stock to be issued in the merger to be approved for listing on the NYSE. The surviving corporation shall use its best efforts to cause the

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shares of MCN common stock to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the completion of the merger.

     OTHER AGREEMENTS

     The merger agreement contains additional agreements relating to the conduct of the parties prior to the merger, including the following:

     - To promptly make their respective filings with applicable governmental entities and to use commercially reasonable efforts in obtaining all necessary regulatory approvals and consents;

     - To afford the other party reasonable access to its properties, books, contracts and records; and

     - Not to take or cause to be taken any action, whether before or after the completion of the merger, that would disqualify the merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

TERMINATION

     The merger agreement may be terminated at any time prior to the completion of the merger, whether before or after the approval by DTE shareholders of the issuance of shares of DTE common stock in the merger or by MCN shareholders of the merger agreement:

          (a) By the mutual written consent of DTE and MCN,

          (b) By either DTE or MCN:

             (1) If the merger is not completed by July 15, 2000, although DTE and MCN have agreed to extend that date for an additional nine months if the reason the merger has not been completed is that the parties have not obtained all governmental consents; this termination right is not available to a party if it has materially breached its obligations under the merger agreement and such breach is proximately related to the failure to complete the merger;

             (2) If MCN shareholders fail to approve the merger agreement or DTE shareholders fail to approve the issuance of shares of DTE common stock;

             (3) If any legal restriction permanently prohibiting completion of the merger has become final and non-appealable;

             (4) If the other party materially breaches its representations, warranties, covenants or agreements contained in the merger agreement in a manner that cannot be cured, or, if curable, is not cured within 30 days after written notice from the non-breaching party;

             (5) Pursuant to the terms of the merger agreement relating to the receipt of a Superior Proposal or a Parent Adverse Proposal; or

             (6) If the other party's board of directors withdraws or adversely modifies its approval or recommendation of the merger agreement, or fails to reconfirm its recommendation of the merger agreement within 5 business days after a written request by the other party to do so.

     In addition, DTE and MCN have agreed that if FERC approval of the merger is not required, either party may terminate the merger agreement after one year from the date of the merger agreement, if either party reasonably determines that it is more likely than not that the governmental consents necessary to complete the merger on terms that satisfy the conditions to DTE's and MCN's obligation to complete the merger will not be obtained prior to April 15, 2001, which is approximately 18 months from the date of the merger agreement. If FERC approval of the merger is required, however, this right to terminate the merger agreement by making such a reasonable determination exists only after 15 months from the date of the merger agreement.

     TERMINATION FEE AND REIMBURSEMENT OF EXPENSES

     In the merger agreement, DTE and MCN have agreed to the payment of termination fees and the reimbursement of expenses as follows:

          (1) If DTE terminates the merger agreement in order to accept a Parent Adverse Proposal, DTE will pay MCN a termination fee of $85 million and will reimburse MCN for its charges and expenses incurred in connection with the merger agreement up to a maximum amount of $15 million;

          (2) If MCN terminates the merger agreement in order to accept a Superior Proposal, MCN will pay DTE a termination fee of $55 million and will reimburse DTE for its charges and expenses incurred in connection with the merger agreement up to a maximum amount of $15 million;

          (3) If DTE or MCN terminates the merger agreement after the other party's board of directors withdraws or adversely modifies its recommendation of the merger agreement, or fails to reconfirm its recommendation of the merger agreement within 5 business days after a written request by the other party to do so, then the party whose board takes such action will:

           - Promptly reimburse the other party for its charges and expenses incurred in connection with the merger agreement up to a maximum amount of $15 million; and

           - If such party enters into a definitive agreement or completes a Superior Proposal or Parent Adverse Proposal, as applicable, within 12 months of such termination, pay the other party a termination fee which, in the case of DTE, will be $85 million and, in the case of MCN, will be $55 million;

          (4) If DTE or MCN terminates the merger agreement after a Parent Adverse Proposal or a Superior Proposal, as the case may be, has been made and the vote of the shareholders of the party to which such proposal has been made has not been obtained, the party whose shareholder vote was not obtained will:

           - Promptly reimburse the other party for its charges and expenses incurred in connection with the merger agreement up to a maximum amount of $15 million; and

           - If such party enters into a definitive agreement or completes a Superior Proposal or Parent Adverse Proposal, as applicable, within 12 months of such termination, pay the other party a termination fee which, in the case of DTE will be $85 million and, in the case of MCN will be $55 million.

MODIFICATION, AMENDMENT AND WAIVER

     DTE and MCN may modify or amend the merger agreement at any time prior to the completion of the merger, by written agreement executed and delivered by duly authorized officers of DTE or MCN. Other than the condition relating to the receipt of tax opinions from counsel, which may not be waived after the requisite approval from DTE shareholders or MCN shareholders has been obtained, unless further shareholder approval is obtained with appropriate disclosure, each of DTE or MCN may waive the conditions to its obligations to complete the merger, in whole or in part.

     On November 12, 1999, DTE and MCN executed a first amendment to the merger agreement to provide that the transmittal materials to be sent to MCN shareholders for use in making the election to receive cash, shares of DTE common stock or both, with respect to shares of MCN common stock canceled in the merger, will be sent to such shareholders approximately one month before the completion of the merger.

                              ACCOUNTING TREATMENT

     The merger will be accounted for by the purchase method of accounting. Under the purchase method of accounting, MCN's properties and investments which are not regulated will be recorded at their fair values. MCN's regulated operations will be recorded at historical amounts, except for gas inventory, which will be recorded at fair value with a corresponding credit recorded as a regulatory liability, and pension and other postretirement benefit assets and liabilities, which will be recorded at the current funded status of the related plans in accordance with the provisions of SFAS Nos. 87 and 106. The remaining difference between the purchase price of MCN, including direct costs of the acquisition, and the amounts assigned to identifiable assets and liabilities will be allocated between an acquisition adjustment in accordance with accounting for regulated public utilities and goodwill.

             MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following is a summary of the material U.S. federal income tax consequences of the merger to holders of MCN common stock who hold such stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code. Special tax consequences may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to mark to market, persons that hold MCN common stock as part of a hedge, constructive sale, straddle or conversion transaction, persons who are not citizens or residents of the United States, other non-United States persons, and shareholders who acquired their shares of MCN common stock through the exercise of an employee stock option or otherwise as compensation. The following represents general information only and is based upon the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or under federal laws other than federal income tax laws, are not addressed in this proxy statement/prospectus. ALL SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS AND OF CHANGES IN SUCH TAX LAWS.

TAX CONSEQUENCES OF THE MERGER GENERALLY

     It is a condition to the merger that DTE receive an opinion of its special counsel, Sullivan & Cromwell, and MCN receive an opinion of its special counsel, Wachtell, Lipton, Rosen & Katz, each dated the closing date and each to the effect that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code and that each of DTE, DTE Enterprises and MCN will be a party to that reorganization within the meaning of
Section 368(b) of the Internal Revenue Code. In rendering such opinions, counsel may require and rely upon customary representations contained in letters to be received from DTE, DTE Enterprises, MCN and others. Neither of these tax opinions will be binding on the Internal Revenue Service, and neither DTE nor MCN intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

     Assuming the merger is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, for U.S. federal income tax purposes:

          (1) No gain or loss will be recognized by DTE, DTE Enterprises, MCN or shareholders of DTE pursuant to the merger;

          (2) A shareholder of MCN who exchanges all of its shares of MCN common stock solely for cash in the merger will recognize gain or loss in an amount equal to the difference between the cash received and the shareholder's adjusted tax basis in the shares surrendered;

          (3) A shareholder of MCN who receives solely DTE common stock in exchange for its shares in the merger will not recognize any gain or loss, except, as discussed below, in respect of cash received instead of fractional shares; and

          (4) A shareholder of MCN who receives a combination of cash and DTE common stock in the merger will not recognize loss but will recognize gain, if any, on the shares so exchanged in an amount that does not exceed the amount of any cash received, as described in more detail below.

EXCHANGE OF MCN COMMON STOCK SOLELY FOR CASH

     In general, a shareholder of MCN who exchanges all of its shares of MCN common stock for cash in the merger will recognize capital gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of MCN common stock surrendered. The gain or loss will be long-term capital gain or loss if, as of the date of the merger, the holding period for such shares is greater than one year.

EXCHANGE OF MCN COMMON STOCK SOLELY FOR DTE COMMON STOCK

     A shareholder of MCN who receives solely DTE common stock in exchange for its shares of MCN common stock in the merger will not recognize any gain or loss upon such exchange. Such shareholder may recognize gain or loss, however, in respect of cash received in lieu of a fractional share of MCN common stock, as discussed below. The aggregate adjusted tax basis of the shares of DTE common stock received in the exchange will be equal to the aggregate adjusted tax basis of the shares surrendered therefor, and the holding period of the DTE common stock will include the holding period of the shares of MCN common stock surrendered therefor.

EXCHANGE OF MCN COMMON STOCK FOR DTE COMMON STOCK AND CASH

     A shareholder of MCN who receives a combination of cash and shares of DTE common stock in the merger will not recognize loss but will recognize gain if the shareholder's adjusted basis in the shares of MCN common stock exchanged in the transaction is less than the fair market value, on the date of completion of the merger, of the DTE common stock and the cash received. The gain, if any, that the holder will recognize will equal the lesser of:

     (1) The excess of the cash and the fair market value on the date of completion of the merger of the DTE common stock received by the shareholder over such shareholder's adjusted tax basis in the shares of MCN common stock exchanged therefor and,

     (2) The amount of cash received in the exchange.

Any such recognized gain will be treated as capital gain unless the receipt of the cash has the effect of the distribution of a dividend for U.S. federal income tax purposes, in which case such gain will be treated as ordinary dividend income to the extent of such shareholder's ratable share of accumulated earnings and profits. Any capital gain will be long-term capital gain if, as of the date of the merger, the holding period for such shares is greater than one year. The following is a brief discussion of such potential tax treatment; however, MCN shareholders should consult their own tax advisors as to the possibility that all or a portion of any cash received in exchange for their shares of MCN common stock will be treated as a dividend.

     The stock redemption provisions of Section 302 of the Internal Revenue Code apply in determining whether cash received by a shareholder of MCN pursuant to the merger has the effect of a distribution of a dividend under Section 356(a)(2) of the Internal Revenue Code. Under this analysis, called the "hypothetical redemption analysis," a shareholder of MCN will be treated as if the portion of the shares of MCN common stock exchanged for cash in the merger had been instead exchanged for shares of DTE common stock (the "hypothetical shares") followed immediately by a redemption of the hypothetical shares by DTE for cash. Under the principles of Section 302 of the Internal Revenue Code, a shareholder of MCN will recognize capital gain rather than dividend income with respect to the cash received if the hypothetical redemption is "not essentially equivalent to a dividend" or is "substantially disproportionate" with respect to such shareholder. In applying the principles of Section 302, the constructive ownership rules of Section 318 of the Internal Revenue Code will apply in comparing the shareholder's ownership interest in DTE both immediately after the merger, but before the hypothetical redemption, and after the hypothetical redemption.

     Whether the hypothetical redemption by DTE of the hypothetical shares for cash is "not essentially equivalent to a dividend" with respect to a shareholder of MCN will depend upon such shareholder's particular circumstances. However, the hypothetical redemption must, in any event, result in a "meaningful reduction" in such shareholder's percentage ownership of DTE stock. In determining whether the hypothetical redemption by DTE results in a meaningful reduction in the shareholder's percentage ownership of DTE stock, and therefore, does not have the effect of a distribution of a dividend, a shareholder of MCN should compare his or her share interest in DTE, including interests owned actually, hypothetically and constructively, immediately after the merger, but before the hypothetical redemption, to his or her interest after the hypothetical redemption. The IRS has indicated, in Revenue Ruling 76-385, that a shareholder in a publicly held corporation whose relative stock interest in the corporation is minimal and who exercises no "control" over corporate affairs is generally treated as having had a meaningful reduction in his or her stock after a redemption transaction if his or her percentage stock ownership in the corporation has been reduced to any extent, taking into account the shareholder's actual and constructive ownership before and after the hypothetical redemption. In Revenue Ruling 76-385, the IRS found a reduction from .0001118% to .0001081% to be a meaningful reduction.

     The hypothetical redemption transaction would be "substantially disproportionate," and therefore, would not have the effect of a distribution of a dividend with respect to a shareholder of MCN who owns less than 50% of the total combined voting power of all classes of outstanding DTE stock entitled to vote, if the percentage of DTE common stock actually and constructively owned by such shareholder immediately after the hypothetical redemption is less than 80% of the percentage of DTE common stock actually, hypothetically and constructively owned by such shareholder immediately before the hypothetical redemption, and, if there are outstanding voting shares of DTE other than DTE common stock, the shareholder also meets the 80% test with respect to all shares of outstanding DTE voting stock, including the DTE common stock.

     The aggregate adjusted tax basis of the shares of DTE common stock received in such exchange will be equal to the aggregate tax basis of the shares surrendered therefor, decreased by the cash received and increased by the amount of gain recognized, if any. The holding period of DTE common stock will include the holding period of the shares of MCN common stock surrendered therefor.

CASH RECEIVED INSTEAD OF A FRACTIONAL INTEREST OF DTE COMMON STOCK

     A shareholder of MCN who receives cash instead of a fractional share of DTE common stock will be treated as having received such fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by DTE subject to Section 302 of the Internal Revenue Code. Such a deemed redemption will be treated as a sale of the fractional share, provided that it is "not essentially equivalent to a dividend" or is "substantially disproportionate" with respect to the MCN shareholder. (See the preceding section.) If the deemed redemption is treated as a sale of a fractional share, an MCN shareholder will recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of DTE common stock allocable to such fractional interest. Such gain or loss will be capital gain or loss if, as of the date of the merger, the holding period for such shares is greater than one year.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of cash to a holder surrendering shares of MCN common stock will be subject to information reporting and "backup" withholding (whether or not the holder also receives DTE common stock) at a rate of 31% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury Regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder's U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                          UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma information reflects the historical combined condensed consolidated financial statements of DTE and MCN after accounting for the merger as a purchase business combination. Accordingly, the following information should be read together with the historical consolidated financial statements and the related notes thereto, of DTE, which are incorporated into this document by reference and of MCN, which are included herein. The unaudited pro forma combined condensed consolidated balance sheet assumes the merger became effective as of September 30, 1999. The unaudited pro forma combined condensed consolidated statements of income from continuing operations assume the merger became effective on January 1, 1998.

     The information presented below is not necessarily indicative of the results of operations that might have occurred had the merger actually closed on January 1, 1998, or the actual financial position that might have resulted had the merger actually closed on September 30, 1999. The information is not necessarily indicative of the future results of operations or financial position of DTE after the merger. Due to the effect of seasonal fluctuations and other factors on the operation of DTE and MCN, financial results for the nine months ended September 30, 1999 are not necessarily indicative of results for the year ending December 31, 1999. The information does not reflect the disposition of MCN's investments in various electric facilities which is planned to occur prior to the merger.

     The unaudited pro forma combined condensed consolidated financial statements do not reflect the non-recurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration. Costs of integration may result in significant non-recurring charges to the combined results of operations after completion of the merger; however, the actual amount of such charges cannot be determined until the transition plan relating to the integration of operations is completed.

     The pro forma combined condensed consolidated financial statements assume that all MCN shares were exchanged for either consideration of $28.50 in cash or
0.775 shares of DTE common stock, subject to allocation and proration procedures that ensure that 45% of the MCN shares of common stock are converted into shares of DTE common stock and 55% of the MCN shares of common stock are converted into cash. The total consideration for the transaction using this value is approximately $2.4 billion based on the number of shares of common stock of MCN outstanding on September 30, 1999 and transaction costs associated with the merger.

     Allocations included in the pro forma statements are based on analyses which are not yet completed. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amounts shown in the unaudited pro forma combined condensed consolidated financial statements that follow.

                  DTE ENERGY COMPANY AND MCN ENERGY GROUP INC.
    UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                           FROM CONTINUING OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                (1)(2)            (4)
                                                  DTE             MCN          PRO FORMA           PRO FORMA
                                             (AS REPORTED)   (AS REPORTED)    ADJUSTMENT           COMBINED
                                             -------------   -------------    ----------           ---------
                                                          (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues.........................     $4,221          $2,031           $  --              $6,252
                                                ------          ------           -----              ------
Operating Expenses
  Fuel, purchased power and gas............      1,063           1,206              --               2,269
  Operation and maintenance................      1,288             389              --               1,677
  Depreciation, depletion and
     amortization..........................        661             180              29(c)(d)           870
  Taxes other than income..................        272              70              --                 342
  Property write-downs and restructuring
     charges...............................         --             592              --                 592
                                                ------          ------           -----              ------
          Total Operating Expenses.........      3,284           2,437              29               5,750
Operating Income (Loss)....................        937            (406)            (29)                502
Interest Expense and Other
  Interest expense.........................        319             112              77(b)              508
  Preferred stock dividends of
     subsidiary............................          6              36              --                  42
  Equity in earnings of joint ventures.....         --             (62)             --                 (62)
  Other -- net.............................         15             (22)             --                  (7)
                                                ------          ------           -----              ------
          Total Interest Expense and
            Other..........................        340              64              77                 481
Income (Loss) Before Income Taxes..........        597            (470)           (106)                 21
Income Taxes (Benefit).....................        154            (184)            (29)(g)             (59)
                                                ------          ------           -----              ------
Net Income (Loss)..........................     $  443          $ (286)          $ (77)             $   80
                                                ======          ======           =====              ======
Average Common Shares Outstanding
  Basic....................................        145              79                                 173
                                                ------          ------                              ------
  Diluted..................................        145              79                                 181
                                                ------          ------                              ------
Earnings (Loss) per Common Share
  Basic....................................     $ 3.05          $(3.63)                             $ 0.46
                                                ------          ------                              ------
  Diluted..................................     $ 3.05          $(3.63)                             $ 0.44
                                                ------          ------                              ------

  See "Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                            Statements" on page 73.

                  DTE ENERGY COMPANY AND MCN ENERGY GROUP INC.
    UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
                           FROM CONTINUING OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                   (1)(2)           (4)
                                                     DTE             MCN         PRO FORMA        PRO FORMA
                                                (AS REPORTED)   (AS REPORTED)   ADJUSTMENTS       COMBINED
                                                -------------   -------------   -----------       ---------
                                                           (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating Revenues............................     $3,614          $1,748          $ --            $5,362
                                                   ------          ------                          ------
Operating Expenses
  Fuel, purchased power and gas...............      1,063           1,118            --             2,181
  Operation and maintenance...................      1,086             298            --             1,384
  Depreciation, depletion and amortization....        547             126            22(c)(d)         695
  Taxes other than income.....................        211              53            --               264
  Property write-downs and restructuring
     charges..................................         --              52            --                52
                                                   ------          ------          ----            ------
          Total Operating Expenses............      2,907           1,647            22             4,576
Operating Income (Loss).......................        707             101           (22)              786
Interest Expense and Other
  Interest expense............................        260              87            58(b)            405
  Preferred stock dividends of subsidiary.....         --              31            --                31
  Equity in earnings of joint ventures........         --             (40)           --               (40)
  Loss on sale of exploration and production
     properties...............................         --              75            --                75
  Other -- net................................         13             (11)           --                 2
                                                   ------          ------          ----            ------
          Total Interest Expense and Other....        273             142            58               473
Income (Loss) Before Income Taxes.............        434             (41)          (80)              313
Income Taxes (Benefit)........................         48             (12)          (22)(g)            14
                                                   ------          ------          ----            ------
Income (Loss) Before Cumulative Effect of
  Accounting Change...........................     $  386          $  (29)         $(58)           $  299
                                                   ======          ======          ====            ======
Average Common Shares Outstanding
  Basic.......................................        145              83                             175
                                                   ------          ------                          ------
  Diluted.....................................        145              83                             179
                                                   ------          ------                          ------
Earnings (Loss) per Common Share Before
  Cumulative Effect of Accounting Change
  Basic.......................................     $ 2.66          $(0.35)                         $ 1.71
                                                   ------          ------                          ------
  Diluted.....................................     $ 2.66          $(0.35)                         $ 1.67
                                                   ------          ------                          ------

  See "Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                            Statements" on page 73.

                  DTE ENERGY COMPANY AND MCN ENERGY GROUP INC.
       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1999

                                                                       (1)            (4)
                                                       DTE             MCN         PRO FORMA          PRO FORMA
                                                  (AS REPORTED)   (AS REPORTED)   ADJUSTMENTS         COMBINED
                                                  -------------   -------------   -----------         ---------
                                                                           (MILLIONS)
ASSETS
Current Assets
  Cash and cash equivalents.....................     $    54         $   30         $   --             $    84
  Restricted cash...............................         317             --             --                 317
  Accounts receivable, net......................         534            301             --                 835
  Accrued unbilled revenues.....................         154             22             --                 176
  Inventories
    Fuel........................................         148             --             --                 148
    Gas.........................................          --            238            187(a)              425
    Materials and supplies......................         160             15             --                 175
  Other.........................................          87             82             --                 169
                                                     -------         ------         ------             -------
                                                       1,454            688            187               2,329
Investments
  Nuclear decommissioning trust funds...........         337             --             --                 337
  Other.........................................         229            763            (35)(c)             957
                                                     -------         ------         ------             -------
                                                         566            763            (35)              1,294
Property
  Property, plant and equipment.................      11,688          3,816            195(c)           15,699
  Property under capital leases.................         222             --             --                 222
  Nuclear fuel under capital lease..............         662             --             --                 662
                                                     -------         ------         ------             -------
                                                      12,572          3,816            195              16,583
  Less accumulated depreciation, depletion and
    amortization................................       5,507          1,688             --               7,195
                                                     -------         ------         ------             -------
                                                       7,065          2,128            195               9,388
Acquisition adjustment/goodwill.................          --             --          1,308(d)            1,308
Regulatory Assets...............................       2,972             48             --               3,020
Other Assets....................................         259            429            300(e)              988
                                                     -------         ------         ------             -------
         Total Assets...........................     $12,316         $4,056         $1,955             $18,327
                                                     =======         ======         ======             =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable..............................     $   215         $  291         $   --             $   506
  Dividends payable.............................          75             --             --                  75
  Short-term borrowings.........................         296            371          1,372(b)            2,039
  Current portion long-term debt................         566            131             --                 697
  Current portion capital leases................          87             --             --                  87
  Other.........................................         452            164             60(f)              676
                                                     -------         ------         ------             -------
                                                       1,691            957          1,432               4,080
Other Liabilities
  Deferred income taxes.........................       1,902             --            133(g)            2,035
  Capital leases................................         118             --             --                 118
  Regulatory liabilities........................         230            166            187(a)              583
  Other.........................................         532            222             52(h)              806
                                                     -------         ------         ------             -------
                                                       2,782            388            372               3,542
Long-Term Debt..................................       3,985          1,461             --               5,446
Preferred Stock of Subsidiaries.................          --            403             --                 403
Shareholders' Equity
  Common stock..................................       1,950              1            997(i)            2,948
  Additional paid-in capital....................          --            945           (945)                 --
  Retained earnings (deficit)...................       1,908            (99)            99               1,908
                                                     -------         ------         ------             -------
                                                       3,858            847            151               4,856
                                                     -------         ------         ------             -------
         Total Liabilities and Shareholders'
           Equity...............................     $12,316         $4,056         $1,955             $18,327
                                                     =======         ======         ======             =======

  See "Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
                            Statements" on page 73.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     1. Certain revenues, expenses, assets and liabilities of MCN have been reclassified to conform with DTE's presentation.

     2. Sales and purchases between DTE and MCN are not material and have not been eliminated in the Unaudited Pro Forma Combined Condensed Consolidated Financial Statements.

     3. DTE applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for its incentive compensation plans. MCN applies the provisions of Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation, for its incentive compensation plans. The impact of adjusting MCN's recorded compensation expense under FASB No. 123 to the provisions of APB No. 25 is not material, and therefore, is not reflected in the pro forma adjustments.

     4. The Unaudited Pro Forma Combined Condensed Consolidated Financial Statements are based on the following assumptions:

          a. DTE utilizes the average cost method to account for its inventories. MCN prices its gas inventory on a last-in, first-out basis. The pro forma data reflects an adjustment to the estimated fair value of the gas inventory and a corresponding regulatory liability at September 30, 1999.

          b. Reflects the issuance of $1.372 billion in short-term debt of DTE upon completion of the merger. Interest expense is assumed to be at 6%. This amount represents the purchase of 55% of the outstanding shares of MCN at $28.50 per share and $30 million of estimated direct costs of DTE related to the merger, including fees of financial advisors, legal counsel and independent auditors. A 1/8% variance in the assumed interest rate is approximately $2 million annually. DTE anticipates replacing all of the short-term debt with proceeds from issuance of long-term debt and divestiture of certain non-core assets.

          c. Other Investments and Property, Plant and Equipment include adjustments to reflect the estimated fair value of MCN's investment in various non-regulated joint ventures, exploration and production properties and other energy-related properties and the related effect on depreciation, depletion and amortization expense.

          d. The purchase price in excess of the amounts assigned to identifiable assets and liabilities of MCN will be allocated between an "acquisition adjustment" related to the property, plant and equipment of MCN's regulated utility operations and goodwill. However, this allocation has not yet been determined and accordingly, is shown in the pro forma financial statements as acquisition adjustment/goodwill. Pro forma income statement adjustments reflect the amortization of this amount using the straight-line method over an estimated weighted-average 37 years.

          e. Other Assets reflects an adjustment of $300 million for MCN's pension assets to reflect the funded status of the plans at September 30, 1999.

          f. Pursuant to the terms of various change in control agreements with MCN's executives and other key employees, and other incentive compensation plans in place, certain payments will be required to be made upon a change in control. MCN will incur charges to compensation expense resulting from the completion of the merger. The amount of the charge is expected to be approximately $45 million. Also included is $15 million of estimated direct costs of MCN related to the merger. As these charges are pre-acquisition, they are reflected in retained earnings and are not included in the unaudited pro forma income statements.

          g. The estimated provision for income taxes related to the pro forma adjustments is based on an assumed statutory federal income tax rate of 35%. Amortization of acquisition adjustment/goodwill has not been tax affected.

          h. Other Liabilities reflects an adjustment for MCN's other post-retirement benefit obligations at September 30, 1999.

          i. Reflects the issuance of 30 million shares of DTE common stock in exchange for 45% of the outstanding shares of MCN common stock upon completion of the merger.

                        DESCRIPTION OF DTE CAPITAL STOCK

     The following description of material terms of the capital stock of DTE does not purport to be complete and is qualified in its entirety by reference to the DTE Amended and Restated Articles of Incorporation, as amended, which is incorporated herein by reference to the DTE articles of incorporation filed as an exhibit to the registration statement of which this document is a part.

AUTHORIZED CAPITAL STOCK

     The authorized capital stock of DTE currently consists of 400,000,000 shares of DTE common stock, without par value, and 5,000,000 shares of preferred stock, without par value. As of the record date for the DTE special meeting, there were issued and outstanding 145,041,324 shares of DTE common stock, with zero shares reserved for issuance. As of such date, there were no shares of preferred stock issued and outstanding and 1,500,000 million shares of Series A Junior Participating Preferred Stock were reserved for issuance pursuant to the Rights Agreement, dated September 23, 1997, between DTE and The Detroit Edison Company.

     Pursuant to the DTE articles of incorporation, the DTE board of directors may cause the issuance of one or more new series of the authorized shares of the preferred stock, to determine the number of shares constituting any such new series and to fix the voting, distribution, dividend, liquidation and all other rights and limitations of the preferred stock. These rights may be superior to those of the DTE common stock. To the extent any of DTE's preferred stock have voting rights, no share or preferred stock may be entitled to more than one vote per share, except with respect to election of directors in which case cumulative voting may be available.

DTE COMMON STOCK

     Subject to any special voting rights which may vest in the holders of preferred stock, the holders of DTE common stock are entitled to vote as a class and are entitled to one vote per share for each share held of record on all matters voted on by shareholders, except with respect to the election of directors, in which case cumulative voting is available, and are entitled to participate equally among holders of common stock in respect of dividends as and when dividends are declared by the DTE board of directors out of funds legally available therefor. As a Michigan corporation, DTE is subject to statutory limitations on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding-up of DTE, holders of DTE common stock have the right to DTE's assets remaining after satisfaction in full of the prior rights of creditors, and all liabilities and the aggregate liquidation preferences of any outstanding shares of DTE preferred stock. The holders of DTE common stock have no conversion, redemption or preemptive rights. All outstanding shares of DTE common stock are validly issued, fully paid and non-assessable.

     The transfer agent and registrar for DTE common stock is The Detroit Edison Company, 2000 2nd Avenue, Detroit, Michigan 48226-1279.


                       COMPARISON OF SHAREHOLDERS' RIGHTS

GENERAL

     DTE and MCN are incorporated under the laws of the State of Michigan and, accordingly, the rights of DTE shareholders and MCN shareholders are governed by the laws of the State of Michigan. As a result of the merger, MCN shareholders have the option to elect to become shareholders of DTE. Thus, following the merger, the rights of the DTE shareholders and of the MCN shareholders who become DTE shareholders in the merger will be governed by the DTE articles of incorporation, the DTE bylaws and the laws of the State of Michigan. The DTE articles of incorporation and the DTE bylaws will be unaltered by the merger.

COMPARISON OF SHAREHOLDERS' RIGHTS

     Set forth on the following pages is a summary comparison of material differences between the rights of a DTE shareholder under the DTE articles of incorporation, DTE bylaws and Michigan law (left column) and the rights of an MCN shareholder under the MCN articles of incorporation, MCN bylaws and Michigan law (right column). The summary set forth below is not intended to provide a comprehensive summary of Michigan law or of each company's governing documents. This summary is qualified in its entirety by reference to the full text of the DTE articles of incorporation and DTE bylaws, and the MCN articles of incorporation and MCN bylaws.

------------------------------------------------------------------------------------------------
                        DTE                                          MCN
------------------------------------------------------------------------------------------------
                                         CAPITAL STOCK
                                       AUTHORIZED CAPITAL
------------------------------------------------------------------------------------------------
    400 million shares of common stock, without  250 million shares of common stock, par
    par value, 5 million shares of preferred     value $0.01 per share, 25 million shares of
    stock, without par value. As of November 5,  preferred stock, no par value. As of
    1999, there were 145,041,324 shares of DTE   November 5, 1999, there were 85,655,381
    common stock issued and outstanding and no   shares of MCN common stock issued and
    shares reserved for issuance and no shares   outstanding and 4,560,345 shares reserved
    of preferred stock issued and outstanding.   for issuance and no shares of preferred
                                                 stock issued and outstanding.
------------------------------------------------------------------------------------------------
                                       BOARD OF DIRECTORS
                                         CLASSIFICATION
------------------------------------------------------------------------------------------------
    Directors are divided into three classes. Each class serves a three-year term and the classes are as nearly equal in size as possible.
------------------------------------------------------------------------------------------------
                                      NUMBER OF DIRECTORS
------------------------------------------------------------------------------------------------
    Such number as is fixed by the board of      Under Michigan law, the number of directors
    directors from time to time but not less     is fixed by the bylaws, unless the articles
    than 10 nor more than 18, subject to the     of incorporation fix the number. MCN's
    board of director's authority to change the  articles of incorporation state that the
    minimum and maximum number of directors.     board of directors shall have no fewer than
    DTE currently has 12 directors.              nine and no more than 12 directors. MCN
                                                 currently has nine directors.
------------------------------------------------------------------------------------------------
                                            REMOVAL
------------------------------------------------------------------------------------------------
    Under Michigan law, the shareholders are     Under Michigan law the shareholders are
    permitted to remove a director with or       permitted to remove a director with or
    without cause by a vote of the majority of   without cause by a vote of the majority of
    shareholders entitled to vote at an          shareholders entitled to vote at an
    election of directors, unless the articles   election of directors, unless the articles
    of incorporation provide that directors may  of incorporation provide that directors may
    be removed only for cause or that a higher   be removed only for cause or that a higher
    vote is required for removal without cause.  vote is required for removal without cause.
    The DTE articles of incorporation and DTE    MCN's articles of incorporation provide
    bylaws do not contain any specific           that directors may be removed at any time
    provisions regarding removal of directors.   (1) by vote of the holders of two-thirds of
                                                 the shares entitled to vote at an election
                                                 of directors, but only for cause; or (2) by
                                                 vote of two-thirds of the other directors,
                                                 with or without cause.
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                        DTE                                          MCN
------------------------------------------------------------------------------------------------
                           VACANCIES AND NEWLY CREATED DIRECTORSHIPS
------------------------------------------------------------------------------------------------
    Filled by a majority vote of the directors   Filled by a majority vote of the directors
    then in office. The person who fills any     then in office, even if less than a quorum,
    such vacancy holds office for the unexpired  or by the sole remaining director for a
    term of the director to whom such person     term of office continuing until the next
    succeeds.                                    election of directors by the shareholders.
                                                 If the number of directors changes, any
                                                 increase or decrease is apportioned among
                                                 the classes of directors so as to maintain
                                                 the number of directors in each class as
                                                 nearly equal as possible, but a decrease in
                                                 the number of directors does not shorten
                                                 the term of any incumbent director. When
                                                 the number of directors is increased by the
                                                 board of directors, there is no
                                                 classification of the additional directors
                                                 until the next election of directors by
                                                 shareholders.
------------------------------------------------------------------------------------------------
                                         QUALIFICATIONS
------------------------------------------------------------------------------------------------
    Each director must be a holder of common     No specific provision in the MCN articles
    stock of DTE at the time of initial          of incorporation and MCN bylaws regarding
    election to the board of directors, or must  qualifications of directors.
    become a holder within 30 days after such
    election. Any director who thereafter
    ceases to be such a holder shall thereupon
    cease to be a director. A person shall not
    be elected as a director after attaining
    the age of 70. Retired employees of DTE or
    its affiliates, except an employee who has
    retired from the position of Chief
    Executive Officer, may not be elected as
    directors.
------------------------------------------------------------------------------------------------
                                           COMMITTEES
------------------------------------------------------------------------------------------------
    Under Michigan law, if the articles of       Under Michigan law, if the articles of
    incorporation or bylaws do not provide       incorporation or bylaws do not provide
    otherwise, the board may designate one or    otherwise, the board may designate one or
    more committees, each committee consisting   more committees, each committee consisting
    of one or more directors. The DTE bylaws     of one or more directors. The MCN bylaws
    create an Executive Committee and permit     create an Audit Committee, a Compensation
    the creation of other committees.            Committee, a Corporate Governance and
                                                 Nominating Committee and a Finance
                                                 Committee.
------------------------------------------------------------------------------------------------
                                 SPECIAL MEETINGS OF THE BOARD
------------------------------------------------------------------------------------------------
    Special meetings of the board of directors   Special meetings of the board of directors
    may be called by the Chairman of the Board   may be held at such times and places as the
    or the President, or in the event of their   board of directors may determine or upon
    incapacity, by the Executive Committee.      call by the Chairman of MCN.
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                        DTE                                          MCN
------------------------------------------------------------------------------------------------
                                          SHAREHOLDERS
                             SHAREHOLDER ACTION BY WRITTEN CONSENT
------------------------------------------------------------------------------------------------
             Under Michigan law, shareholders may act by unanimous written consent.
------------------------------------------------------------------------------------------------
                                SPECIAL MEETINGS OF SHAREHOLDERS
------------------------------------------------------------------------------------------------
    The DTE bylaws provide that special          The MCN bylaws provide that only the board
    meetings of shareholders may be held upon    of directors, pursuant to a resolution
    call of the board of directors, the          adopted by a majority of the board of
    Chairman of the Board, the President or the  directors, may call a special meeting of
    holders of record of three-quarters of the   the shareholders, unless otherwise provided
    outstanding shares of the stock of the       by law. In addition, under Michigan law, a
    company, at such time as may be fixed by     court may order a special meeting of
    the board of directors, the Chairman of the  shareholders upon a showing of good cause
    Board, the President or such shareholders    if at least 10% of all shares entitled to
    and stated in the notice of meeting. In      vote at a meeting apply to the court for
    addition, under Michigan law, a court may    such an order.
    order a special meeting of shareholders
    upon a showing of good cause if at least
    10% of all shares entitled to vote at a
    meeting apply to the court for such an
    order.
------------------------------------------------------------------------------------------------
                                             VOTING
------------------------------------------------------------------------------------------------
    All questions other than election of         Elections for the board of directors are
    directors are decided by a majority of the   decided by a plurality of the votes cast.
    votes cast by the holders of shares          All other questions are decided by a
    entitled to vote thereon unless a greater    majority of the votes entitled to be cast
    vote is required by the articles of          by the holders of stock represented and
    incorporation or Michigan law. Directors     entitled to vote at a meeting, except as
    are elected by a plurality of the votes      otherwise required by law. On all matters,
    cast. On all matters other than the          every holder of common stock and every
    election of directors, every holder of       holder of preferred stock is entitled to
    common stock and every holder of preferred   one vote per share.
    stock is entitled to one vote per share. In
    the election of directors, every holder of
    common stock and every holder of preferred
    stock entitled to vote for the election of
    directors whose preferred stock has been
    granted the rights to cumulative votes in
    the election of directors has cumulative
    voting rights.
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                        DTE                                          MCN
------------------------------------------------------------------------------------------------
                       SHAREHOLDER PROPOSALS AND NOMINATIONS OF DIRECTORS
------------------------------------------------------------------------------------------------
    Shareholders may nominate directors or       Shareholders may nominate directors or
    submit proposals at any annual meeting. In   submit proposals at any annual meeting. In
    order to do so, a shareholder must (1) be a  order to nominate directors, a shareholder shareholder of the company of record at the  must provide written notice at least 90
    time of the giving of the notice for such    days, but not more than 120 days, prior to
    annual meeting; (2) be entitled to vote at   the anniversary date of the preceding
    such meeting; and (3) give notice of         year's annual meeting. Shareholder
    director nominations or proposals to the     proposals must be received by the Corporate
    Corporate Secretary between 60 and 90 days   Secretary not less than 60 days, and not
    prior to the date of the annual meeting.     more than 90 days, prior to the first
    However, if the public announcement of the   anniversary of the preceding year's annual
    date of the annual meeting is not made at    meeting; however, if the date of the annual
    least 100 days prior to the date of the      meeting is advanced by more than 30 days
    annual meeting, notice by the shareholder    from the anniversary date, notice must be
    must be received not later than the close    received not earlier than the 90th day
    of business on the 10th calendar day         prior to such date, and not later than the
    following the day on which public            close of business on the later of the 60th
    announcement is first made of the date of    day prior to the meeting and the 10th day
    the annual meeting.                          following the date on which public
                                                 announcement of the date of the meeting is
                                                 first made.
------------------------------------------------------------------------------------------------
                              AMENDMENT OF ARTICLES INCORPORATION
------------------------------------------------------------------------------------------------
    Under Michigan law, articles of              The MCN articles of incorporation provide
    incorporation may be amended by the          that amendment of those provisions relating
    affirmative vote of a majority of the        to the classification of the board of
    outstanding shares entitled to vote on the   directors, vacancy on the board of
    proposed amendment, and, in addition, if     directors, changes in the number of
    any class or series of shares is entitled    directors, removal of directors,
    to vote on the proposed amendment as a       nominations to the board of directors,
    class, the affirmative vote of a majority    shareholder action by written consent,
    of the outstanding shares of each such       procedures for board approval of business
    class. The DTE articles of incorporation do  combinations and amendment of the articles
    not contain any specific provisions          of incorporation requires the affirmative
    regarding amendment of the articles of       vote of at least two-thirds of the votes
    incorporation.                               entitled to be cast by the holders of all
                                                 of the then outstanding shares of MCN.
------------------------------------------------------------------------------------------------
                                      AMENDMENT OF BYLAWS
------------------------------------------------------------------------------------------------
    The provisions of the bylaws providing for   The bylaws provide that the board of
    a classified board of directors may be       directors has the power to make, amend and
    amended or repealed only by the vote of the  repeal the bylaws at any regular or special
    holders of a majority of shares of common    meeting of the board of directors by a
    stock.                                       majority vote. This provision does not
                                                 limit the power of the shareholders to
    In all other cases, the bylaws may be        amend, alter or rescind any of the bylaws.
    amended, repealed or adopted by (1) a vote
    of the holders of a majority of shares at
    the time entitled to vote in the election
    of any directors; or (2) a vote of a
    majority of the directors then in office.
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                        DTE                                          MCN
------------------------------------------------------------------------------------------------
                                       DISSENTERS' RIGHTS
------------------------------------------------------------------------------------------------
    Under Michigan Law, a shareholder is entitled to dissent from and obtain payment for the fair value of his or her shares in the event of certain corporate actions, including, among others:

    (a) Consummation of a plan of merger in which the corporation is a party, if shareholder approval is required for the merger and the shareholders are entitled to vote on the merger;

    (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholders are entitled to vote on the plan; and

    (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order.

    However, the right to dissent is not available to holders of shares which, as of the applicable record date, are listed on a national securities exchange.
------------------------------------------------------------------------------------------------
                                      OTHER CONSTITUENCIES
------------------------------------------------------------------------------------------------
    No specific provisions in the articles of    The articles of incorporation provide that
    incorporation or bylaws.                     the board of directors may not approve,
                                                 adopt or recommend any proposal to enter
                                                 into any merger unless the board of
                                                 directors has evaluated the proposal,
                                                 determined that it would be in compliance
                                                 with all applicable laws and in the best
                                                 interest of MCN and its shareholders and
                                                 considered the effects of the transaction
                                                 upon employees, customers, suppliers and
                                                 the communities in which MCN's offices are
                                                 located.
------------------------------------------------------------------------------------------------

                               RIGHTS AGREEMENTS

     The following is a description of the rights issued under each of the DTE rights agreement and the MCN rights agreement, as amended. The following description of the DTE rights and the DTE rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the text of the DTE rights agreement, which is incorporated herein by reference to the DTE rights agreement filed as an exhibit to the registration statement of which this document is a part. The following description of the MCN rights and the MCN rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the text of the MCN rights agreement, which is incorporated herein by reference to the MCN rights agreement filed as an exhibit to the registration statement of which this document is a part.

DTE

     The DTE rights agreement provides for the issuance of a right to the holder of each share of DTE common stock. Shares of DTE common stock issued to MCN shareholders in the merger will have rights attached to such shares. Under DTE's rights agreement, each right entitles the holder of the DTE right to purchase from DTE one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, of DTE at a price of $90.00 per one one-hundredth of a preferred share, subject to adjustment as provided for in the DTE rights agreement. The rights, which are attached to and trade with the shares of DTE common stock until they are exercisable, may not be exercised until the close of business 10 calendar days, or such later time as the DTE board of directors may specify, after the earlier of:

     - The date of the first public announcement that a person, together with its affiliates and associates, has acquired beneficial ownership of 10% or more of the outstanding shares of DTE common stock; or

     - Any person commences a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such person of 10% or more of the outstanding shares of DTE common stock.

     DTE, its subsidiaries, employee benefit or stock ownership plans, and affiliates or associates of DTE are not persons whose ownership triggers the exercisability of the rights. The rights will expire on October 6, 2007, unless earlier redeemed, exchanged or amended by DTE.

MCN

     The MCN rights agreement provides for the issuance of a right to the holder of each share of MCN common stock. Under MCN's rights agreement, each right entitles the holder to purchase from MCN one one-hundredth of a share of Junior Participating Preferred Stock, Series A, without par value, of MCN at a price of $300 per one one-hundreth of a preferred share, subject to adjustment as provided for in the MCN rights agreement. The rights, which are attached to and trade with the shares of MCN common stock until they are exercisable, may not be exercised until the earlier to occur of:

     - 10 days after the public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding shares of MCN common stock; or

     - Unless the MCN board of directors specifies a later date, 10 business days after any person commences, or makes an announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such person's beneficial ownership of 20% or more of the outstanding shares of MCN common stock.

     The MCN rights agreement further provides that if MCN is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, then each holder of a right is entitled to receive, upon exercise, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the purchase price of one one-hundredth of a preferred share.

     On October 4, 1999, MCN amended the MCN rights agreement to provide that:

     (1) DTE will not be treated as an Acquiring Person, as defined in the MCN rights agreement;

     (2) As a result of entering into the merger agreement or consummating the merger or other transactions contemplated by the merger agreement (a) no Distribution Date, as defined in the MCN rights agreement, will occur and (b) the rights will not separate from the shares of MCN common stock; and

     (3) The rights will expire at or prior to the earliest of (a) the close of business on July 23, 2007 or (b) immediately prior to the consummation of the merger in accordance with the merger agreement.

           DIRECTORS AND EXECUTIVE OFFICERS OF MCN ENERGY GROUP INC.

DIRECTORS OF MCN

     Alfred R. Glancy III and two additional persons who are currently MCN directors will be appointed to the DTE board of directors at the time of the merger. The current MCN directors are listed below.

Alfred R. Glancy III, 61, MCN director since 1988

     Mr. Glancy has been Chairman and Chief Executive Officer of MCN since August 1988 and served as its President from September 1992 until July 1999. He has been Chairman of MCN Energy Enterprises Inc. since 1988. Mr. Glancy has been Chairman of MichCon since 1984 and served as its Chief Executive Officer from 1984 until September 1992. He has been a Director of MichCon since 1981.

     Mr. Glancy is Chairman Emeritus of Detroit Symphony Orchestra, Inc., and past Chairman of The Detroit Medical Center, Detroit Renaissance, Detroit Economic Growth Corporation and New Detroit, Inc. He is also a Director of the Detroit Institute of Arts, United Way Community Services, Community Foundation for Southeastern Michigan, Morton Industrial Group, Greater Downtown Partnership, Interstate Natural Gas Association, National Petroleum Council and the Hudson-Webber Foundation. He is Vice Chairman of UNICO Investment in Seattle, Washington.

Frank M. Hennessey, 61, MCN director since 1988

     Mr. Hennessey has been Vice Chairman of the board of directors and Chief Executive Officer of MascoTech, Inc. since January 1998. He was formerly Executive Vice President of Masco Corporation. Mr. Hennessey is Chairman of Emco Limited, a leading Canadian manufacturer and distributor of plumbing-related products, roofing and other building products. He was previously Vice President for Strategic Planning at Masco Corporation, and President, Chief Executive Officer and Director of Emco Limited from December 1990 through August 1995.

     Mr. Hennessey is a Trustee of the Hudson-Webber Foundation and a Director of New Detroit, Inc. He is a Director and Treasurer of United Way Community Services, and Trustee of the Citizens Research Council of Michigan, as well as, past Chairman of the Greater Detroit and Windsor Japan America Society.

Howard F. Sims, 66, MCN director since 1988

     Mr. Sims is Chairman and Chief Executive Officer of Sims-Varner & Associates, PLLC, an architecture, engineering and planning firm, and has been a practicing architect since 1963. He also serves as Chairman of The SVA Group and SV Associates, LLC, both engaged in architecture and planning.

     Mr. Sims is a Director of Comerica Incorporated. He is a Trustee of Citizens Research Council of Michigan, the W.K. Kellogg Foundation, The Community Foundation of Southeastern Michigan and the Karmanos Cancer Institute. Mr. Sims is a member of the Executive Board of the Detroit Area Council, Boy Scouts of America, United Way Community Services of Southeast Michigan and the NAACP.

James G. Berges, 52, MCN director since 1998

     Mr. Berges has been President of Emerson Electric Co., a manufacturer of electrical, electromechanical, and electronic products and systems, since May, 1999 and Vice Chairman since April 1997. He was previously Executive Vice President from 1990 through March 1997. Mr. Berges is Chairman of Astec (BSR) Plc, a manufacturer of power conversion products and electronic components, and EGS Electrical Group, a joint venture with SPX, a manufacturer of specialty service tools and engineered components for the global motor vehicle industry. He is a Director of Emerson Electric.

     Mr. Berges is a Board Member of the St. Louis Regional Housing Alliance and has been active in various roles with the United Way of Greater St. Louis.

Thomas H. Jeffs II, 61, MCN director since 1991

     Mr. Jeffs retired as Vice Chairman of First Chicago NBD Corporation and First National Bank of Chicago in October 1998. Mr. Jeffs was President and Chief Operating Officer of its subsidiary, NBD Bank Michigan, from January 1994 to October 1998.

     Mr. Jeffs is Chairman of New Detroit, Inc. and a Director of The Economic Club of Detroit, Detroit Renaissance, Inc. and Local Initiatives Support Corporation of New York, New York. He is also a Director of Intermet Corporation. Mr. Jeffs serves as Vice Chairman and a member of the Executive Committee of the Detroit Symphony Orchestra, Inc. He is a Director of the Detroit Institute of Arts. Mr. Jeffs is a member of the Visiting Committee of the University of Michigan, School of Business Administration.

Bill M. Thompson, 67, MCN director since 1996

     Mr. Thompson retired from Phillips Petroleum Company in December 1992 after 38 years of service. He was Chairman of the Board, President and Chief Executive Officer of GPM Gas Corporation, a wholly owned subsidiary of Phillips Petroleum Company, from February 1992 until December 1992. He had been Vice Chairman of Phillips Petroleum Company from his election in December 1991 until February 1992. Prior to that, he was Executive Vice President of Phillips' downstream operations from September 1988 until December 1991. He was elected a member of the board of directors of Phillips Petroleum Company in 1988.

     Mr. Thompson serves on the board of directors of The University of Texas College of Engineering Foundation Advisory Council. He is a past member of the board of directors of the American Petroleum Institute, The National Association of Manufacturers, and The Chemical Manufacturers Association.

Stephen E. Ewing, 55, MCN director since 1988

     Mr. Ewing has been President and Chief Operating Officer of MCN since July 1999 and also served in these offices from August 1988 until September 1992. Mr. Ewing has been President of MichCon since 1985, Chief Executive Officer since September 1992 and Chief Operating Officer from 1985 to September 1992. Mr. Ewing has been a Director of MichCon since 1984.

     Mr. Ewing is Chairman of the Detroit Economic Growth Corporation, the Natural Gas Vehicle Coalition and Oakwood Healthcare, Inc. and Vice Chairman of United Way Community Services. He is past Chairman of the 1997 United Way Community Services Torch Drive, Greater Detroit Area Health Council, Metropolitan Affairs Corporation and the Midwest Gas Association. He is a board member of the Michigan Jobs Commission, Detroit Renaissance, Michigan Opera Theater, Institute of Gas Technology, the American Gas Association, the Skillman Foundation and AAA Michigan. Mr. Ewing is also a member of Leadership Detroit, the NAACP and Boy Scouts of America's Detroit Area Council Executive Board.

Roger Fridholm, 58, MCN director since 1988

     Mr. Fridholm has been President of the St. Clair Group, a private investment company, since 1991. He has been Chairman of Ad Hoc Legal Resources, LLC since 1995 and President of IPG Services Corporation since 1996, both of which are staffing service companies. In 1998, Mr. Fridholm became President of the Business, Technology, and Staffing Services Group of MSX International. He previously served as President and Chief Executive Officer of Counsel, Enterprises, Inc. from February through July 1994 and as Senior Vice President of Corporate Development of Kelly Services, Inc. from March 1992 through January 1994.

     Mr. Fridholm serves as a Director of The Stroh Brewery Company, Comerica Bank-Michigan, and MascoTech, Inc.

Helen O. Petrauskas, 55, MCN director since 1990

     Ms. Petrauskas has been Vice President for Environmental and Safety Engineering with Ford Motor Company since 1983.

     Ms. Petrauskas is a Director of The Sherwin-Williams Company, a member of the Board of Governors of Argonne National Laboratory and a member of the Society of Automotive Engineers. Ms. Petrauskas is also on the Advisory Boards of the Center for Risk Analysis, Harvard School of Public Health, and Resources for the Future in Washington, D.C.

EXECUTIVE OFFICERS OF MCN

Alfred R. Glancy III, 61, Chairman and Chief Executive Officer

     Mr. Glancy's biographical information appears in the section "-- Directors of MCN" on page 82.

Stephen E. Ewing, 55, President and Chief Operating Officer

     Mr. Ewing's biographical information appears in the section "-- Directors of MCN" on page 83.

Howard L. Dow III, 44, Executive Vice President, Chief Financial Officer and Treasurer

     Mr. Dow has been Executive Vice President of MCN since July 1999, Chief Financial Officer of MCN since April 1999, Treasurer of MCN since September 1998 and Senior Vice President of MCN from September 1998 until July 1999. Mr. Dow has been Senior Vice President and Treasurer of MichCon since April 1998, Chief Financial Officer of MichCon since October 1996, Vice President of MichCon from March 1990 until April 1998 and a director of MichCon since 1995.

Daniel L. Schiffer, 55, Senior Vice President, General Counsel and Secretary

     Mr. Schiffer has been Senior Vice President of MCN since September 1995, General Counsel and Secretary of MCN since August 1988 and served as its Vice President from August 1988 until September 1995. Mr. Schiffer has been Vice President and General Counsel of MichCon from July 1991 to September 1992 and Director of MichCon from January 1989 to September 1998.

COMPENSATION OF DIRECTORS OF MCN

     As of April 1, 1997, non-officer directors receive an annual fee of $30,000. Additionally, each year non-officer directors receive performance shares worth approximately $30,000, calculated at the beginning of the fiscal year and rounded to the nearest 100 shares. Each performance share is equivalent to one share of MCN common stock. Non-officer directors are permitted to defer all or a portion of their cash retainer fee in performance shares. The performance shares will be credited to deferral accounts established for each non-officer director. The value of the performance shares held in each non-officer director's account will increase/decrease as the value of the underlying MCN common stock increases/decreases and the account will be credited with dividend equivalents equal to one-half of the common stock dividend rate. Upon the non-officer director's death or retirement, the value of the performance shares will be paid out in shares of MCN common stock over a period of one to fifteen years as elected by the non-officer director. Based on the elections of the non-officer directors, 100% of their compensation will be in the form of performance shares, further aligning the interests of each non-officer director and shareholders by tying compensation to the value of MCN common stock. Directors who are employees of MCN do not receive additional compensation for service as directors of MCN.

COMPENSATION OF EXECUTIVES OF MCN

     The following table sets forth the aggregate compensation paid or awarded for performance from 1996 through 1998 to the Named Executive Officers of MCN who are currently executive officers of MCN.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL
                                               COMPENSATION(1)                 LONG-TERM COMPENSATION
                                             --------------------    ------------------------------------------
                                                                     SECURITIES
                                                                     UNDERLYING                     ALL OTHER
                                                           BONUS      OPTIONS      LTIP PAY-OUT    COMPENSATION
   NAME AND PRINCIPAL POSITION       YEAR    SALARY($)    ($)(2)       (#)(3)       ($)(1)(4)         ($)(5)
   ---------------------------       ----    ---------    -------    ----------    ------------    ------------
Alfred R. Glancy III.............    1998     667,800           0     100,000               0         66,326
  Chairman and                       1997     620,833     500,000          --       2,382,016         61,110
  Chief Executive Officer            1996     575,000     520,000          --       1,984,000         42,069
Stephen E. Ewing.................    1998     412,500     450,000      48,300               0         37,356
  President and Chief                1997     356,667     240,000          --       1,339,884         33,818
  Operating Officer                  1996     335,625     136,000          --       1,240,000         23,404
Howard L. Dow III................    1998     211,539     180,000      14,000               0         13,312
  Executive Vice President,          1997     205,000      98,200          --         558,285         11,675
  Chief Financial Officer and        1996     168,750      47,200          --         446,400          9,228
  Treasurer

-------------------------
(1) Includes amounts received or deferred.

(2) Amounts under the MCN Energy Group Inc. Annual Performance Plan are shown for the year upon which performance is measured. They are paid in February or March of the subsequent year. Messrs. Ewing and Dow earned bonuses based upon MichCon's performance.

(3) Stock options are granted in the February subsequent to the fiscal year indicated in the table.

(4) Amounts shown in this column represent the dollar value of final payouts of previous awards pursuant to the Performance Share Plan for the 6 year periods 1991 through 1996, 1992 through 1997, and 1993 through 1998, respectively. See "-- Report of the Compensation Committee of the Board of Directors on Executive Compensation" on page 88 for a detailed description of the plan. The current value of awards for the years 1996 and 1997 that were paid in stock or deferred under the Mandatory Deferred Compensation Plan are significantly less than shown due to the decline in the price of MCN common stock.

(5) Amounts shown in this column represent MCN's contributions to defined contribution plans and its payment of life insurance premiums.

  LONG-TERM COMPENSATION

     Beginning with the 1998 performance year, MCN determined that 50% of its long-term incentive awards should be in the form of stock options (See
"-- Report of the Compensation Committee of the Board of Directors on Executive Compensation" on page 88). The stock options granted on February 24, 1999 to the Named Executive Officers who are currently executive officers of MCN are indicated in the table below.

                                OPTIONS GRANTED

                                                                                                   POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED ANNUAL
                                                                                                   RATES OF STOCK PRICE
                                                    PERCENT OF                                       APPRECIATION FOR
                                NUMBER OF          TOTAL OPTIONS    EXERCISE OF                        OPTION TERM
                          SECURITIES UNDERLYING     GRANTED TO      BASE PRICE     EXPIRATION    ------------------------
         NAME              OPTIONS GRANTED(#)        EMPLOYEES       ($/SHARE)        DATE         5%($)         10%($)
         ----             ---------------------    -------------    -----------    ----------      -----         ------
Alfred R. Glancy III..           100,000               15.4            17.25        2/24/09      1,084,840     2,749,210
Stephen E. Ewing......            48,300                7.4            17.25        2/24/09        523,978     1,327,868
Howard L. Dow III.....            14,000                2.2            17.25        2/24/09        151,878       384,889

     The options have a strike price of $17.25, which was the market price of MCN common stock on February 24, 1999 (the grant date). The options vest ratably over three years following the date of grant and are exercisable from the time of vesting until the tenth anniversary of the grant.

     Beginning with the 1992 performance year, MCN adopted a performance share plan pursuant to the Stock Incentive Plan approved by its shareholders. In 1998, MCN determined that 50%, rather than 100%, of the long-term incentive awards should be in the form of performance shares. Performance shares are granted in February subsequent to the three-year period upon which performance is measured. Performance shares granted February 24, 1999 for the 1996 to 1998 performance period to the Named Executive Officers who are currently executive officers of MCN are indicated in the table below.

                               PERFORMANCE UNITS

                                                   PERFORMANCE OR         ESTIMATED FUTURE PAYOUTS UNDER
                                                    OTHER PERIOD            NON-STOCK PRICE-BASED PLANS
                                     NUMBER OF    UNTIL MATURATION    ---------------------------------------
              NAME                   SHARES(#)       OR PAYOUT        THRESHOLD(#)    TARGET(#)    MAXIMUM(#)
              ----                   ---------    ----------------    ------------    ---------    ----------
Alfred R. Glancy III.............     14,250          3 years              0           14,250        28,500
Stephen E. Ewing.................      6,900          3 years              0            6,900        13,800
Howard L. Dow III................      2,000          3 years              0            2,000         4,000

     Each performance share is equivalent to a share of MCN common stock. The number of performance shares initially granted is based on MCN's total shareholder return for the previous three years compared to the total shareholder return for a group of peer companies (identified under "-- Report of the Compensation Committee of the Board of Directors on Executive Compensation" on page 88) over the same period. Once initially granted, dividend equivalents are paid on performance shares. The initial grants are adjusted upward or downward after a three-year period based on MCN's total shareholder return for this subsequent period compared to the total shareholder return for a group of peer companies over the same period. (See the discussion of peer groups and award periods under "-- Report of the Compensation Committee of the Board of Directors on Executive Compensation" on page 88) The final award, which will be payable in MCN common stock, will range from 0% to 200% of the initial grant.

     Alternatively, participants are provided the option of deferring their awards until their employment terminates. The deferrals are in the form of common stock equivalents that earn dividend equivalents equal to one-half of the common stock dividend. Final awards are included as Long-Term Incentive Payouts in the Summary Compensation Table above in the year they are paid out.

     INDEBTEDNESS OF MANAGEMENT

     In order to encourage executives to maintain their holdings in shares purchased under a stock option plan, which was replaced by the MCN Stock Incentive Plan in May 1989, MCN provided loans at an interest rate in accordance with IRS guidelines based on the market yield of U.S. short-term marketable securities. Pursuant to this provision, Mr. Glancy initiated a loan in 1992 at an interest rate of 4.43%, which was renewed in 1995 and again in 1998 at the then current interest rates of 5.65% and 5.41%, respectively. The loan covered a maximum outstanding amount of $725,014, including interest, during 1998. A balance of $581,981, including interest, was outstanding as of December 31, 1998. The loan is secured by 169,628 shares of MCN common stock with a year-end market value of $3,233,534.

     RETIREMENT PLANS

                               PENSION PLAN TABLE

                                          ANNUAL RETIREMENT BENEFIT AT AGE 65 FOR YEARS OF SERVICE
                                    --------------------------------------------------------------------
         FINAL AVERAGE                 20          25          30          35          40          45
        ANNUAL EARNINGS              YEARS       YEARS       YEARS       YEARS       YEARS       YEARS
        ---------------              -----       -----       -----       -----       -----       -----
$150,000........................    $ 54,700    $ 68,400    $ 82,100    $ 95,700    $105,700    $115,600
 200,000........................      73,000      91,300     109,500     127,800     141,000     154,300
 250,000........................      91,300     114,100     137,000     159,800     176,400     193,000
 300,000........................     109,600     137,000     164,400     191,800     211,700     231,600
 350,000........................     127,900     159,900     191,900     223,800     247,100     270,300
 400,000........................     146,200     182,800     219,300     255,900     282,400     309,000
 450,000........................     164,500     205,600     246,800     287,900     317,800     347,700
 500,000........................     182,800     228,500     274,200     319,900     353,100     386,300
 550,000........................     241,800     276,100     301,600     351,900     388,500     425,000
 600,000........................     263,800     301,300     329,100     383,900     423,800     463,700
 650,000........................     285,800     326,400     356,500     415,900     459,100     502,400
 700,000........................     307,800     351,500     384,000     447,900     494,500     541,000

     All salaried employees of MCN and certain of its subsidiaries (the "Participating Companies") participate in a noncontributory, defined benefit retirement plan (the "Retirement Plan"), under which benefits have been based upon the final average salary. Specifically, the monthly pension at normal retirement (age 65) is calculated using a formula providing a single life monthly benefit equal to (1) 1.33% of final average monthly earnings multiplied by the number of total years of credited service with the Participating Companies; plus (2) 0.5% of final average monthly earnings that exceed a 35-year average Social Security wage base multiplied by the number of years of credited service up to 35 years. Early retirement benefits (at a reduced benefit if such retirement is before the participant attains age 62) are permitted under the plan, (1) on or after the date a participant attains age 55, if the participant's age plus years of credited service (as defined in the plan) equals or exceeds 70; or (2) when the participant has attained 30 years of credited service. An employee's final average monthly earnings is defined as his or her highest average monthly earnings for a consecutive 60-month period during the participant's last 15 years of employment. Average monthly earnings are calculated based on an individual's base salary only. An employee is not vested under the Retirement Plan until he or she has completed five years of credited service or has attained age 65.

     The table above illustrates the total estimated annual normal retirement pension benefits including the Supplemental Retirement Plan amounts (discussed below), if applicable, that will be payable upon normal retirement at age 65 to participants for the specified remuneration and years of credited service classifications. Retirement benefits are not subject to any deduction for social security or other offset amounts. The table does not reflect any reductions in retirement benefits that would result from the selection of one of various available survivorship options or the election to retire prior to age 62. Benefit amounts are computed on a straight life annuity basis.

     As of December 31, 1998, the credited years of service (rounded to the nearest whole year) for the Named Executive Officers participating in the final average salary plan are as follows: Mr. Ewing, 27 years and Mr. Dow, 20 years.

     In 1998, MCN adopted a cash balance plan feature within its defined benefit plan to better attract and retain employees. The cash balance plan will be the defined benefit plan for all new hires at MCN and MCNEE and was offered as a one-time option to all current employees of MCN and MCNEE. For employees electing to switch from the final average salary to the cash balance plan, a retirement annuity as of January 1, 1998 was calculated under the "traditional" defined benefit plan formula described above and present-valued using a 6.11% interest rate, the average interest rate on 30-year Treasury Bills for November 1997. This amount represented the opening account balance under the cash balance feature. Under the cash balance plan, at the beginning of each year, each participant's account is credited with 8% of the individual's salary and bonus plus an additional 5% of such compensation over the Social Security wage base. In addition, each participant's account is credited with interest based on the 30-year Treasury Bill rate as of November of the prior year. All vested participants in the cash balance plan are entitled to receive a lump sum payment in lieu of monthly pension annuities. Mr. Glancy and 248 other incumbent employees out of an eligible group of 330 opted to participate in the cash balance plan. Had Mr. Glancy retired effective January 1, 1999, he could have elected to receive an immediate annual annuity under the cash balance plan of $379,000.

     MCN also maintains the Supplemental Retirement Plan, which provides for the payment of benefits that would otherwise be payable under the Retirement Plan but for limitations imposed by Federal tax law on benefits paid by qualified plans.

     SUPPLEMENTAL DEATH BENEFIT AND RETIREMENT INCOME PLAN

     MCN's Named Executive Officers and certain other officers of the Participating Companies currently participate in a Supplemental Death Benefit and Retirement Income Plan. Under this plan, the pre-retirement death benefits payable to an employee's surviving spouse are 50% of the employee's final salary until such time as the employee would have reached age 65. Thereafter, payments are 20% of salary until the employee would have reached age 75. At retirement an employee may elect to receive (1) annual supplemental retirement income equal to 20% of the employee's final annual salary payable for a period of 10 years after age 62; or (2) other available post retirement benefits that are actuarially equivalent to the 10-year payment option.

     REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     The Compensation Committee (the "Committee") establishes MCN's strategic compensation objectives. The Committee then monitors and evaluates the design and effectiveness of MCN's executive pay programs against those objectives. Under Committee review, MCN's executive compensation programs are administered to link executive pay with MCN's strategic direction and business objectives. In light of 1998's disappointing financial results, the Committee reviewed each element of executive compensation to assure itself that MCN's programs taken as a whole continue to support its business strategy.

OBJECTIVE:

     The Committee's primary and overriding objective continues to be to provide a total compensation package that allows MCN to attract, retain, and motivate executive employees. In doing so, MCN establishes total compensation opportunity (base salary, annual incentive, and long-term incentive) at competitive levels.

     - Base salary levels are generally set between the 40th and 65th percentile.

     - Total cash compensation (base salary and annual incentive) is targeted for the 65th percentile with the opportunity to exceed or fall short of that level when warranted by company and individual performance.

     - Long-term incentives are also targeted for the 65th percentile with the opportunity to exceed or fall short of that level when MCN performance warrants.

METHODOLOGY:

     The methodology used to determine market competitiveness is an annual survey of comparable companies as well as analysis of national and industry executive compensation data. Three separate sets of comparable companies have been identified to best match the three distinct business environments of MCN, MichCon, and MCNEE.

     - Performance, both MCN and individual, drive total compensation levels.

       The relationship of an executive's current salary in relation to the specific marketplace data, along with an assessment of the individual's performance against a set of objectives, determines base pay increases.

       Annual incentives relate to attaining financial and individual objectives.

       Long-term incentives relate to creating shareholder value.

     - Variable ("incentive") compensation opportunities are set at levels to put a significant percentage of executive compensation at risk relative to MCN performance, thus linking executive and shareholder interests. At target payout projections, the short-term and long-term incentive programs put more than 60% of the Chairman & CEO's total direct compensation at-risk.

     - Program design encourages and increases stock ownership by executives to better align their interests with those of shareholders. Currently, any final awards under the performance share aspect of the long-term incentive plan are paid out 100% in MCN common stock or common stock equivalents.

     - All components of executive compensation programs are communicated to participating employees annually to ensure they understand the opportunity (and the risks) available based on performance, thus increasing the motivational impact of the plans. The status of actual performance relative to the targets is communicated throughout the year to maintain focus on the targets.

ROLE OF THE COMMITTEE:

     The Committee makes recommendations to the MCN board of directors on the compensation levels of all officers of MCN, MCNEE, and MichCon and reviews the aggregate recommendations for base pay, annual incentive awards, and long-term incentive awards for the other senior executives of MCN. In addition, the Committee has oversight responsibility for all MCN's compensation programs to ensure that they are aligned with the strategic direction and objectives of MCN.

     In fulfilling these responsibilities, the Committee utilizes MCN's internal compensation function and outside consultants to research and summarize pay and incentive practices of comparable companies, industry averages, and other benchmarks. This year the Committee, in addition to MCN's executive compensation staff, utilized Hewitt Associates LLC to assist in this process.

SPECIFIC DISCUSSION ON THE COMPONENTS OF EXECUTIVE COMPENSATION:

     Short-Term Incentives -- The MCN Energy Group Inc. Annual Performance Plan provides for annual incentive payments to executives based on the accomplishment of corporate goals established by the Committee prior to the start of the fiscal year. The target award opportunity for the Chairman and Chief Executive Officer is 60% of base salary. Target awards for all other executives range from 15% to 55%. The adjusted award can be more or less than the target award depending on the achievement of the corporate goals. An executive's individual final award may vary from 0% to 125% of the adjusted award amount based on individual performance measured using a combination of criteria including:

     - the performance assessment measured by specific accomplishments;

     - leadership abilities; and

     - the executive's fiscal responsibility.

     1998 Results -- For 1998 the goals were defined as Return on Equity ("ROE"), calculated separately for MCN, MCNEE, and MichCon, and also included a factor for growth in earnings per share.

     MichCon's performance in 1998 resulted in a calculated award fund equal to 190% of the target payout. Based on 1998 results, there was no award fund for MCN or MCNEE. Neither Mr. Glancy, nor any other employee at MCN or MCNEE, received any bonus award. Mr. Dow, who moved to MCN from MichCon in late 1998, received a bonus based on MichCon results.

     1999 Plan Design -- As a result of the overall compensation review of the market, the Committee, determined that the target awards for all executives, including the Chairman and Chief Executive Officer of MCN at 60% of base salary, remain unchanged.

     In order to better focus employees on the need to rebuild shareholder value and to address retention concerns, the plan for 1999 for MCN and MCNEE was completely revised. Employees at MCN and MCNEE were granted special performance units ("Units") that will be adjusted after one year based on total shareholder return during 1999 versus the new peer group, as described in the long-term incentive section of this report. Final payouts, which will occur in early 2000, will be in the form of MCN common stock, with the final number of shares being anywhere from 0% to 200% of the initial Units granted based on peer group ranking. For executives, one-half of the final payout will occur in early 2000 with the second half paid in early 2001. The number of Units granted was calculated using the existing base salary targets divided by an assumed share price of $20. For Mr. Glancy this resulted in an initial grant of 20,250 Units.

     For MichCon, the goal for 1999 continues to be based on ROE with an additional 25% funding available if MCN finishes in the top half of the peer group as measured by total shareholder return during 1999.

     Long-Term Incentives -- The MCN Energy Group Inc. Stock Incentive Plan is designed to provide a significant level of executives' total compensation in a format that encourages them to remain in the employment of the corporation and matches their interests with those of shareholders. The plan is an omnibus plan that allows the corporation to issue a variety of long-term incentives. The total economic value delivered to executives is designed to provide competitive compensation, regardless of the long-term incentive methodology. The Committee determined that the range of target awards as a percent of base salary should remain basically unchanged from 1998 to 1999.

     Stock Options -- In 1999 the Committee determined that 50% of the long-term economic value should be delivered using standard stock options. Specifically, the number of options granted was determined based on a value of $3.83 per option utilizing the Black-Scholes model. The options have a strike price of $17.25, which was the market price of MCN common stock on February 24, 1999 (the grant date). The options will vest ratably over three years following the date of grant and are exercisable from the time of vesting until the 10th anniversary of the grant. The remaining 50% of the long-term award was granted in the form of performance shares subject to the same vesting and adjustment procedures used in the past as described below.

     The Committee's decision to utilize stock options was primarily based on three reasons. First, stock options directly support MCN's goal of rebuilding shareholder value since they have value only if MCN's stock price increases. In contrast, performance shares focus on growing and preserving shareholder value. Second, stock options are purely future-oriented, while the performance share plan looks both back and forward three years. Third, most of MCN's peer companies use two or more long-term incentive vehicles, including stock options. The Committee is persuaded that substituting stock options for a portion of the performance shares more closely aligns shareholder and executive interest while furthering MCN's ability to retain and attract needed talent.

     Mr. Glancy received a grant of 100,000 stock options on February 24, 1999.

     Performance Shares -- Performance shares are awarded to executives based on total shareholder return covering a six-year period, as compared to a peer group of companies. This period is divided into two parts. The first three years determine the initial grant of performance shares. Participants receive dividend equivalents on the performance shares during the subsequent three-year period. The initial grant is adjusted upward or downward based upon performance over the subsequent three-year period. The final award, if any, is paid 100% in MCN common stock or may be deferred in common stock equivalents. One half of any shares not deferred may be sold to satisfy tax-withholding obligations. The remaining shares must be retained until the recipient meets or exceeds specified stock ownership guidelines, retires, or terminates employment with

MCN. Both the initial grant and the final award are based on MCN's performance ranking within its peer group using the following parameters:

                        PERFORMANCE
                          RANKING
                         (QUARTILE)                           PERCENT OF AWARD
                        -----------                           ----------------
First.......................................................    125% - 200%
Second......................................................     75% - 150%
Third.......................................................     25% - 100%
Fourth......................................................      0% - 50%

     Individual standard awards are based on the impact of the executive's position to corporate success and to the size of the standard grant (at current market value) compared to base salary to achieve an appropriate market-based relationship between base pay and incentive opportunity. The target award levels, which are expressed as a percentage of base salary, are reviewed annually as part of the overall compensation survey analysis and were adjusted in 1999 to reflect the issuance of stock options. As a result, the standard award for the Chairman & CEO for 1999 was approximately 55% of base salary. In 1999 this equated to 28,500 performance shares (based on a value of $13.44 per performance unit as determined through the use of Hewitt's proprietary model) for Mr. Glancy. Standard awards for other executives were consistently calculated.

     In 1999 the Committee adopted a new peer group to recognize MCN's new portfolio of businesses without the E&P business. The new peer group will be used as the basis for final awards of performance shares granted in 1999 and subsequent years. The old peer group was used as the basis for issuing final awards of performance shares initially granted in 1996 and will also be used for the 1997 and 1998 grants. Total shareholder return for the new peer group was 75.1% for 1996 through 1998 versus 73.8% for the old peer group. The companies currently included in the respective peer groups are identified below:

               NEW PEER GROUP                          OLD PEER GROUP
               --------------                          --------------
CMS Energy Corporation                        Brooklyn Union (Keyspan Energy)
Columbia Energy Group                         CMS Energy Corporation
Consolidated Natural Gas Company              Columbia Energy Group
DTE Energy Company                            Consolidated Natural Gas Company
El Paso Energy Corporation                    Enron Corporation
Enbridge Inc.                                 Equitable Resources, Inc.
Equitable Resources, Inc.                     KN Energy, Inc.
KN Energy, Inc.                               National Fuel Gas Company
MDU Resources Group, Inc.                     ONEOK, Inc.
National Fuel Gas Company                     Questar Corporation
ONEOK, Inc.                                   Sonat, Inc.
Peoples Energy Corporation                    Southwestern Energy Company
Questar Corporation                           The Coastal Corporation
Sempra Energy                                 The Williams Companies, Inc.
WestCoast Energy, Inc.                        WICOR, Inc.

     For the three-year period 1996-1998, MCN's total return to shareholders was (7.9)%, which placed MCN 16th in the new peer group. Using the program guidelines above, and considering MCN's ranking, the need to motivate and retain employees, and the significant discretion reserved for the MCN board of directors when making a final adjustment in 2002; the Committee granted 1999 performance shares at 50% of the standard award level. For Mr. Glancy the Committee granted 14,250 performance shares. These units may as much as double or be forfeited completely based on how MCN's total shareholder return compares to peer companies using the above scale for the 1999-2001 period.

     The performance shares initially granted in February 1996 vested in February 1999. MCN finished 14th in the old peer group for the 1996-1998 period. Based on MCN's disappointing performance, the Committee determined that the performance shares granted in 1996 should be completely forfeited.

     Base Salary -- The base salary of an executive is established when entering the position based on the individual's experience in relation to external market comparisons for that position. Annually, each executive's salary is reviewed relative to the specific marketplace data and adjustments are made with consideration of the individual's level of performance, scope and role within the organization, and recent salary history.

     For 1999, the Committee found that Mr. Glancy's base salary was slightly below the 50th percentile of the diversified energy company market. The Committee determined to leave Mr. Glancy's current base salary of $675,000 unchanged. Mr. Glancy's base salary was last increased on March 1, 1998. Using similar methodology, the committee determined that 20 other officers of MCN, MichCon, and MCNEE should receive base salary increases averaging 7.8%. Five other officers did not receive any increase in base salary. Overall, base salaries were increased by a total of 5.7% for the 25 officers other than Mr. Glancy.

TREATMENT OF INDIVIDUAL EXECUTIVE WITH COMPENSATION EXCEEDING $1 MILLION
ANNUALLY:

     In 1994, MCN adopted a plan requiring covered executives whose total compensation in any calendar year exceeded the $1 million limitation on deductibility set forth on Section 162(m) of the Internal Revenue Code of 1986 to defer the excess until he or she leaves MCN. This excess amount is placed in an account in which the value is adjusted in terms of MCN common stock at prevailing market prices. Executives receive dividend equivalents on 50% of the common stock units deferred.

CONCLUSION:

     The Committee reviewed all executive compensation programs in light of 1998's disappointing results along with MCN's need to attract and retain the management talent to rebuild shareholder value. The tie between MCN performance and executive compensation, coupled with the stock ownership guidelines, clearly balanced these competing interests. The Committee believes that MCN's executive compensation programs clearly align each executive's total compensation potential with individual and MCN performance as well as shareholder returns, while providing a balanced compensation mix between base pay and incentives that is based on market and performance factors. It is the Committee's intent to ensure that this alignment continues into the future and to review and refine MCN's pay and incentive programs to reflect this objective.

THE COMPENSATION COMMITTEE
Thomas H. Jeffs II, Chairman
Roger Fridholm
Howard F. Sims
Bill M. Thompson

     PERFORMANCE TABLE

                 COMPARISON OF $100 INVESTED IN MCN STOCK SINCE
                    DECEMBER 1993 WITH DIVIDENDS REINVESTED

                     DATE                            MCN      S&P 500    OLD PEER GROUP    NEW PEER GROUP
                     ----                            ---      -------    --------------    --------------
12/93..........................................    $100.00    $100.00       $100.00           $100.00
12/94..........................................    $108.38    $101.32       $ 98.30           $ 91.28
12/95..........................................    $146.64    $139.34       $137.86           $122.02
12/96..........................................    $188.80    $171.32       $176.36           $149.88
12/97..........................................    $272.23    $228.46       $215.52           $197.75
12/98..........................................    $133.99    $293.74       $239.59           $213.65

-------------------------
(1) The above table compares the performance of MCN with that of a broad equity market index, the S&P 500 Composite. Also included is the performance of the old peer group of companies, which is used in connection with the payout for the vesting of Performance units initially granted in 1996 through 1998. In 1999, MCN changed to the new peer group of companies to be used in connection with its Performance Share Plan to better reflect its current business mix. (See the discussion of peer groups and award periods above.)

(2) The returns for each company included in the peer group are weighted according to MCN's stock market capitalization at the beginning of each month.

                        BENEFICIAL SECURITY OWNERSHIP OF
                      MCN DIRECTORS AND EXECUTIVE OFFICERS

     The following table includes MCN common stock and stock-based holdings of MCN's chief executive officer and its four most highly compensated executive officers in 1998 (collectively, the "Named Executive Officers") and its directors as of November 5, 1999 and the percent of DTE common stock that such persons will hold at the time of the merger assuming that 45% of such person's MCN common stock is exchanged for DTE common stock in the merger, consistent with the overall ratio of MCN common stock that, subject to adjustments necessary to preserve the status of the merger as a reorganization under the Internal Revenue Code, will be converted into DTE common stock in the merger. As of November 5, 1999, no person is known to MCN to be the beneficial owner of more than five percent of any class of MCN's voting securities.

                  COMMON STOCK AND TOTAL STOCK-BASED HOLDINGS

                                                                                                    PERCENT OF DTE
                                                                                                   GIVING EFFECT TO
               NAME                    SHARES(1)      EQUIVALENTS(2)      TOTAL      PERCENT(3)     THE MERGER(4)
               ----                    ---------      --------------      -----      ----------    ----------------
Alfred R. Glancy III...............     307,255(5)       101,250          408,505       0.5%              0.1%
Stephen E. Ewing...................      35,715(5)        31,350           67,065       0.1                 *
Joseph T. Williams.................      51,495(5)        10,025           61,520       0.1                 *
William K. McCrackin...............         140(5)        26,250           26,390         *                 *
Howard L. Dow III..................      28,808(5)        14,245           43,053       0.1                 *
James G. Berges....................         100           --                  100         *                 *
Roger Fridholm.....................      10,300(6)        --               10,300         *                 *
Frank M. Hennessey.................      11,140           --               11,140         *                 *
Thomas H. Jeffs II.................       5,000           --                5,000         *                 *
Helen O. Petrauskas................       3,166           --                3,166         *                 *
Howard F. Sims.....................       3,145           --                3,145         *                 *
Bill M. Thompson...................       3,429           --                3,429         *                 *
Directors, nominees and executive
  officers as a group..............     497,564          198,920          696,484       0.8%              0.1%

-------------------------
 *  Less than 0.1%

(1) This column lists voting securities, including shares of restricted stock in which the beneficial owners have voting power but do not have investment power until the shares vest. In many instances, voting power and investment power are shared with another as joint tenants.

(2) This column includes certain non-voting common stock equivalents, such as performance shares granted under the Stock Incentive Plan and special performance shares granted under the 1999 special provisions of the Long-Term Incentive Performance Share Plan which will vest upon a change in control of MCN under the plans.

(3) Includes the total of shares and equivalents as listed in the third column of this table.

(4) This calculation assumes (a) that the equivalents listed in the second column of this table are paid out in MCN shares at a value of 100% upon MCN shareholder approval of the merger agreement as described under "The
    Merger -- Interests of Management and Directors in the Merger" on page 43 and (b) that 45% of the MCN shares paid out as described in clause (a) above and 45% of the MCN shares listed in the first column of this table are exchanged for DTE common stock in the merger.

(5) Includes shares held in the MCN Energy Group Savings and Stock Ownership Plan (the "Savings Plan"). The beneficial owners of the shares have sole voting power on all shares. Beneficial owners have investment power on all shares except those purchased by MCN and held as restricted under provisions of the Savings Plan.

(6) Includes 2,100 shares held in the St. Clair Charitable Trust, of which Roger Fridholm is a Trustee. Mr. Fridholm has shared voting and investment power on these shares.

                      DESCRIPTION OF MCN ENERGY GROUP INC.

     MCN Energy Group Inc., a Michigan corporation organized in 1988, is an integrated energy company with more than $4.0 billion in assets at September 30, 1999 and revenues of over $2.3 billion for the twelve months ended September 30, 1999. MCN is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing. MCN's largest subsidiary is Michigan Consolidated Gas Company ("MichCon"), a natural gas utility serving approximately 1.2 million customers in more than 500 communities throughout Michigan. MCN Energy Enterprises Inc. ("MCNEE") is a wholly owned subsidiary of MCN and serves as a holding company for MCN's non-utility businesses.

     On August 2, 1999, MCN announced a significantly revised strategic direction. MCN's revised strategy includes:

     - Focusing on the Midwest-to-Northeast region rather than on North America; and

     - Emphasizing operational efficiencies and growth through the integration of existing businesses rather than building a portfolio of diverse, non-operated energy investments.

     Consistent with its new strategic direction, MCN announced on August 2, 1999 that it would retain its natural gas producing properties in Michigan and that it is going forward with the sale of its other exploration and production oil and gas properties. MCN also announced that it had reduced its capital investment levels to approximately $500 million in 1999 and $300 million in 2000.

     As a part of its revised strategic direction, MCN is reorganizing into four primary business segments and an investment arm: Gas Distribution; Midstream & Supply; Energy Marketing; Power; and Energy Holdings.

     - Gas Distribution is responsible for MCN's regulated utilities operations. Gas Distribution consists principally of MichCon, a Michigan corporation organized in 1898 that, with its predecessors, has been in business for over 150 years. MichCon is subject to the accounting requirements and rate regulation of the MPSC with respect to the distribution and transportation of natural gas.

     - Midstream & Supply develops and manages MCN's gas producing, gathering, processing, storage and transmission facilities within the Midwest-to-Northeast target region.

     - Energy Marketing consists of MCN's non-regulated marketing activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service areas.

     - Power develops and manages independent electric power projects.

     - Energy Holdings manages and seeks to maximize the value of existing ventures outside MCN's target region. It primarily consists of gas gathering and processing investments in major U.S. producing basins.

     Until MCN's reorganization into the four business segments and investment arm described above is complete, MCN will continue to operate through two major business groups: Diversified Energy and Gas Distribution.

     - Diversified Energy, operating through MCNEE, is involved in the following segments: Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Electric Power with investments in electric generation facilities in operation and under construction with a combined 2,986 MW of gross capacity and investments in electric distribution facilities at December 31, 1998; Energy Marketing with total gas sales and exchange gas delivery markets of 465.7 Bcf for 1998 with rights to 67 Bcf of storage capacity. Diversified Energy also has investments in Exploration & Production ("E&P") properties with 1.2 Tcf/e of proved gas and oil reserves at December 31, 1998. Consistent with its new strategic direction, MCN will retain its natural gas producing properties in Michigan. MCN has sold its E&P properties in the Western and Midcontinent/Gulf Coast regions and expects to sell other non-Michigan E&P properties by mid-2000.

     - Gas Distribution consists principally of MichCon. MichCon is subject to the accounting requirements and rate regulation of the MPSC with respect to the distribution and intrastate transportation of natural gas. Slightly less than half of MichCon's labor force is covered by five collective bargaining agreements. In June 1998, MichCon successfully negotiated and signed three 3-year collective bargaining agreements. The remaining two agreements will expire December 2000.

     The operating revenues, operating income, and identifiable assets of these business segments are included in "Financial Statements of MCN Energy Group Inc." on page F-1. On December 31, 1998, MCN and its subsidiaries had 2,986 employees.

     MCN has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226 (telephone number (313) 256-5500).

RESULTS OF OPERATIONS

     MCN had a net loss for the nine months ended September 30, 1999 of $31.9 million, compared with a net loss of $310.5 million for the same 1998 period. For the year ended December 31, 1998, MCN experienced a net loss of $286.5 million compared with net income of $133.2 million in 1997. As subsequently discussed, the results reflect non-recurring items consisting of an accounting change and several unusual charges. The non-recurring items totaled $90.1 million for the nine months ended September 30, 1999, $389.6 million for the nine months ended September 30, 1998, and $389.6 million for the year ended December 31, 1998. The unusual charges include losses on the sale of properties, property write-downs, investment losses and restructuring charges. The 1999 period was affected by an accounting change that reduced net income by $2.9 million. Excluding these non-recurring items, MCN had earnings of $58.2 million for the nine months ended September 30, 1999, a decrease of $20.9 million from the corresponding 1998 period, and earnings of $103.1 million for the year ended December 31, 1998, a decrease of $30.1 million from 1997. The charges for each business segment will be discussed further within the related business segment information to follow and in "Financial Statements of MCN Energy Group Inc." on page F-1.

                               DIVERSIFIED ENERGY

     The Diversified Energy group had a net loss of $105.0 million in the nine-month period ended September 30, 1999, compared with a loss of $351.3 million in the corresponding 1998 period. Excluding unusual charges, Diversified Energy had a loss of $17.8 million for the 1999 nine-month period compared to earnings of $21.6 million for the 1998 nine-month period. These results reflect the impact of lower E&P gas and oil production on operating and joint venture income, losses from the Energy Marketing segment due to higher gas costs, higher financing costs and the impact of lower methanol prices and production at the Pipelines & Processing segment for 1999. The earnings comparison was also affected by gains recorded in 1998 from the sale of certain assets.

     The Diversified Energy group reported a loss of $358.2 million in 1998 due to certain property write-downs and restructuring charges, which reduced 1998 earnings by $372.9 million. Excluding these unusual items, Diversified Energy's earnings for 1998 declined by $37.4 million from 1997. These results reflect reduced contributions from the Pipelines & Processing and E&P segments due to low energy prices as well as higher losses from the Energy Marketing segment. Additionally, the 1998 decrease is due to higher financing costs as a result of additional capital needed to fund investments. Partially offsetting the decreases for 1998 was increased operating and joint venture income posted by the Electric Power segment. Earnings for 1997 increased by $20.9 million from 1996, reflecting increased operating and joint venture income from the Pipelines & Processing, Electric Power and E&P segments. Reduced Energy Marketing contributions and higher financing costs in 1997 partially offset this growth.

                   DIVERSIFIED ENERGY -- OPERATING STATISTICS

                                               NINE MONTHS ENDED                  YEAR ENDED
                                                 SEPTEMBER 30,                   DECEMBER 31,
                                             ----------------------    ---------------------------------
                                               1999         1998         1998         1997        1996
                                               ----         ----         ----         ----        ----
Pipelines & Processing*
  Methanol Produced (thousand gallons)...       40,551       45,563       60,446       60,810     10,545
  Transportation (MMcf)..................      153,491      129,428      175,466      115,975     86,391
  Gas Processed (MMcf):
     CO(2) Treatment.....................       38,212       36,236       48,868       42,761     44,223
     NGL Removal.........................       54,082       34,051       45,082       21,764      7,446
Electric Power*
  Electricity sales (MW hours)...........    2,084,214    2,729,552    3,804,957    1,843,302    708,867
                                             ---------    ---------    ---------    ---------    -------
Energy Marketing* (MMcf)
  Gas Sales..............................      423,140      333,051      454,681      343,719    218,952
  Exchange Gas Deliveries................        5,566        6,755       11,061       15,109     22,586
                                             ---------    ---------    ---------    ---------    -------
                                               428,706      339,806      465,742      358,828    241,538
                                             =========    =========    =========    =========    =======
Exploration & Production
  Gas Production (MMcf)..................       48,146       62,375       82,040       78,218     57,202
  Oil Production (Mbbl)..................        1,012        2,134        2,635        3,346      1,086
  Gas and Oil Production (MMcf
     equivalent).........................       54,218       75,179       97,850       98,294     63,718

-------------------------

* Includes MCN's share of joint ventures

PIPELINES & PROCESSING

     The comparability of operating results for the Pipelines & Processing segment is affected by a $133.8 million pre-tax ($87.0 million net of taxes) write-off of the coal fines briquetting project and a $3.9 million pre-tax ($2.5 million net of taxes) impairment related to a small Michigan pipeline (discussed below). Excluding these unusual charges, operating and joint venture results decreased by $5.4 million for the nine months ended September 30, 1999, to $13.7 million for the 1999 period from $19.1 million for the 1998 period. The comparison reflects start-up expenditures associated with new projects and a decline in the allowance for funds used during construction ("AFUDC") associated with MCN's 16%-owned Portland Natural Gas Transmission System ("PNGTS"), as it was placed in service in the first quarter of 1999. The results also reflect the impact of a 9% decline in average methanol sales prices and a 5.0 million gallon decline in methanol production primarily due to the shutdown of the methanol plant for scheduled maintenance in March 1999. Additionally, Pipelines & Processing results for the 1998 period were impacted by operating losses related to the start-up of the coal fines plants. Including Pipelines & Processing's share of joint venture operations, gas transportation volumes increased 19% during the nine months ended September 30, 1999, to 153.5 Bcf. Gas processed to remove carbon dioxide ("CO(2)") increased 5% to 38.2 Bcf, while gas processed to remove natural gas liquids ("NGL") increased 59% to 54.1 Bcf.

     Operating and joint venture income in 1998, excluding unusual charges, was $21.4 million compared with $29.1 million in 1997. The decrease in income reflects a $13 million reduction in revenues resulting from an approximate 40% drop in methanol prices compared with 1997, as well as $9.1 million of operating losses incurred by the coal fines project. Including Pipelines & Processing's share of joint venture operations, gas transportation volumes increased 51% to
175.5 Bcf in 1998 from 116.0 Bcf in 1997. Gas processed to remove CO(2) increased 6.1 Bcf or 14% in 1998 and decreased slightly in 1997. Gas processed to remove NGL more than doubled, increasing 23.3 Bcf and 14.4 Bcf in 1998 and 1997, respectively, due to the acquisition of processing facilities since 1996.

     In June 1998, MCN placed into operation six plants designed to recover particles of coal that are a waste by-product of coal mining and then process those particles to create coal briquettes for sale. The economic viability of the venture is dependent on the briquettes qualifying for synthetic fuel tax credits and MCN's ability to utilize or sell such credits. Although the plants were in service by June 30, 1998, the date specified to qualify for the tax credits, operating delays at the plants in the 1998 third quarter significantly increased the possibility that the Internal Revenue Service ("IRS") would challenge the project's eligibility for tax credits. In addition, there was uncertainty as to whether MCN could utilize or sell the credits. These factors led to MCN's decision in the third quarter of 1998 to record an impairment loss of $133.8 million pre-tax ($87.0 million net of taxes), equal to the carrying value of the plants, reflecting the likely inability to recover such costs.

     MCN sought to maximize the value of its investment in the coal fines project, and in May 1999 filed a request with the IRS seeking a factual determination that its coal fines plants were in service on June 30, 1998. In September 1999, MCN received "in-service" determination letters from the IRS with respect to the coal plants. In the determination letters, the IRS ruled that four of the plants were in-service by the June 30, 1998 deadline in order to qualify for synthetic fuel tax credits. The IRS also ruled that two other plants did not meet the in-service requirements. MCN continues to believe these two plants also meet the requirements and intends to appeal the unfavorable rulings.

     In November 1999, MCN reached an agreement to sell four of its coal fines plants to DTE in an arms-length transaction that is independent of the pending merger. The sales price will depend on total production performance of the four plants. DTE will initially make a $45 million payment that will be adjusted up to $152 million or down to zero based on the results of a 36-month production test period. The sale is expected to be finalized in December 1999. Beginning in 2001, Pipelines & Processing results are expected to be favorably affected by the recording of gains from the sale of the plants as increasing production levels are achieved. In the third quarter of 1998, MCN recorded an impairment loss of $3.9 million pre-tax ($2.5 million net of taxes) relating to an out-of-service pipeline in Michigan that was acquired for future development, along with related easements and rights-of-way. MCN reviewed the business alternatives for these assets, and determined that their development is unlikely. Accordingly, MCN recorded an impairment loss equal to the carrying value of these assets.

     Upon completion of the reorganization associated with the revised strategic direction (discussed previously), the current strategies, functions and responsibilities of the Pipelines & Processing business segment, as described below, will become the responsibility of the new Midstream & Supply business segment. Pipelines & Processing intends to focus on opportunities in the Midwest-to-Northeast region that supply natural gas to meet growing demand. Much of the growth in the demand for natural gas is expected within the Mid-Atlantic and New England regions. These regions lack the pipeline capacity and low-cost storage necessary to deliver gas volumes to compete effectively with other fuels (primarily fuel oil) that dominate these markets. PNGTS, Millennium Pipeline ("Millennium") and Vector Pipeline ("Vector") interstate pipeline projects are intended to fill a large portion of that need, and are complemented by MCN's rights to significant storage capacity.

     Under MCN's refocused strategic direction, Pipelines & Processing anticipates capital investments of approximately $300 million through 2001. Of this amount, approximately $130 million of capital investments are planned for 1999, which compares with $333 million invested in 1998. Under MCN's new Midstream & Supply segment, Pipelines & Processing's assets and operations will be integrated with MCN's other gas supply functions required to deliver the gas to the Gas Distribution, Energy Marketing and Power segments, and to other non-affiliated wholesale customers.

     During 1998, the Dauphin Island Gathering Partners ("DIGP") venture proceeded with the second phase of its expansion, which was completed in the 1999 first quarter. The project raised this natural gas system's throughput capacity to 1.1 Bcf/d, up from pre-expansion capacity of 680 MMcf/d. DIGP also signed definitive agreements with producers in the Gulf of Mexico to commit significant new deep-water natural gas supplies to the system. MCN owns 35% of DIGP.

     Pipelines & Processing's other offshore gathering system, the one-third owned 48-mile Blue Dolphin Pipeline, had an average throughput of 75 MMcfe/d during 1998, compared with 92 MMcfe/d in 1997. During the first quarter of 1999, this venture acquired the 75-mile offshore Black Marlin Pipeline located near

Galveston, Texas that is capable of transporting up to 160 MMcf/d of gas and 2,000 barrels per day ("Bpd") of liquids.

     Elsewhere in the Midcontinent/Gulf Coast region, Pipelines & Processing has two natural gas gathering ventures with American Central Gas Companies, Inc. Pipelines & Processing holds a 40% interest in each. In July 1997 the Foss Lake Gathering System venture was created to own and operate a 150-mile low-pressure system in the Anadarko Basin of western Oklahoma. This system currently gathers approximately 47 MMcf/d and has a design capacity of 70 MMcf/d. In December 1997 the second venture was formed to own and operate the East Texas Gathering system. This system primarily consists of 130 miles of gas gathering lines with throughput capacity of about 225 MMcf/d. This system currently is gathering 165 MMcf/d with additional commitments of 30 MMcf/d to be added during 1999. It is located in an area of significant drilling activity, providing opportunity for rapid expansion.

     The Cardinal States Pipeline, which gathers and transports coalbed methane in Appalachia, constructed a second 30-mile pipeline in 1998, doubling throughput capacity to 225 MMcf/d to handle increasing production in the region. MCN owns 50% of this system.

     Pipelines & Processing is a 50% partner in Copano Field Services L.P. In mid-1998, Copano built a 15-mile lateral on its Upper Gulf Coast system to connect new gas production. Throughput capacity is 415 MMcf/d, while gas processing capacity is 25 MMcf/d. The system now has 867 miles of pipe. Efforts are underway to acquire or build new pipeline sections to link the various non-contiguous Copano systems.

     Pipelines & Processing has a 35% interest in the Jonah Gas Gathering System in Wyoming. This system has a capacity of 250 MMcf/d and had throughput of 18.2 Bcf during 1998, up from 12.6 Bcf in 1997.

     In September 1997, Pipelines & Processing created a partnership with Petro Source Corporation to develop CO(2) pipelines and marketing projects in support of enhanced oil recovery projects. As its first initiative, in 1998 the partnership constructed an 82-mile, 100 MMcf/d CO(2) pipeline that connects four gas treating plants to a distribution system servicing enhanced oil recovery projects in the Permian Basin of west Texas. Pipelines & Processing has a 33% interest in this Val Verde CO(2) pipeline, which was placed in service during the fourth quarter of 1998. This pipeline currently is transporting 60 MMcf/d.

     At the DIGP system's onshore terminus in Alabama, the Mobile Bay Processing Partnership ("MBPP") joint venture has constructed a 600 MMcf/d gas processing plant, which was placed in service in the first quarter of 1999. Effective October 1999, Pipelines & Processing sold a 14% interest in the venture, bringing its ownership to 29%. Related to but separate from this processing plant, Pipelines & Processing holds a 7% interest in a newly constructed, 210-mile, 80,000 barrel per day liquids pipeline that will deliver natural gas liquids extracted by MBPP joint venture and other plants to southern Louisiana markets.

     In 1996, Pipelines & Processing acquired a 25% interest in Lyondell Methanol Company, L.P., a limited partnership that owns a 248 million gallon-per-year methanol production plant in Texas. Pipelines & Processing supplies a portion of the natural gas for the methanol plant. Pipelines & Processing's share of methanol production in 1998 and 1997 was 60.4 and 60.8 million gallons, respectively, compared with initial production of 10.5 million gallons in 1996. Depressed methanol prices in 1998 resulted in a $13 million decrease in revenues.

     In Michigan, gas processing capacity was expanded to 195 MMcf/d in 1998. Pipelines & Processing now has an average interest of 89% in seven such plants that extract CO(2) from Antrim gas production.

     The 292-mile PNGTS project started construction in June 1998 and was placed in service during the first quarter of 1999. MCN owns a 16.4% interest in this $425 million venture, which has the capability to transport up to 360 MMcf/d from the Canadian border to the northeastern United States.

     Vector has become a front-runner among competing efforts to provide a new strategic transportation link for 1 Bcf/d of new supply coming into the Chicago area to growing markets in eastern Canada and in the Midwest and Northeast regions of the U.S. This $500 million project is expected to be in service by October 2000. Pipelines & Processing holds a 25% interest in this project. MichCon will lease a portion of its transmission system to the project, thereby providing additional earnings to MCN while reducing Vector's cost and environmental impact.

     Pipelines & Processing has a 10.5% interest in Millennium which will link up with Vector through the Dawn, Ontario hub and run to the New York City area. This 442-mile, $685 million pipeline will carry 700 MMcf/d to serve markets on the Atlantic Seaboard.

     During the first quarter of 1999, the Volunteer Pipeline project was announced. This 160-mile pipeline will facilitate the movement of natural gas entering Chicago from Western Canada. Located in Tennessee, the pipeline will have a capacity of 250 MMcf/d and has an expected in-service date of November 2001. Pipelines & Processing owns a 33% interest in this project.

     Pipelines & Processing formed the Crown Asphalt Distribution LLC joint venture with Crown Energy Corp. in 1998. Pipelines & Processing has a 50% interest in these asphalt distribution operations, which further enhances the value of the MCN/Crown Energy Asphalt Ridge Joint Venture. The Asphalt Ridge project, in which Pipelines & Processing holds a 75% interest, recently completed construction of a 100,000 ton-per-year high-grade asphalt manufacturing plant, at a total cost of $18 million. Currently, the plant is experiencing difficulties in producing economical quantities of asphalt, and MCN is aggressively working to resolve the issues.

     During the first quarter of 1999, the KCI Compression Company L.P. was formed to provide a full range of natural gas compression services. MCN owns a 43% interest in the partnership, which complements its diverse energy-related businesses.

     In 1998, MCN advanced approximately $18 million to a developer of a fertilizer project in the United Arab Emirates. The advance was structured as an interest-bearing loan with the possibility of being converted into an equity investment in the project. The advance, which was due in September 1999, is being extended for an additional year. The project is being developed more slowly than initially anticipated, and MCN's continuing role in the project is under negotiation.

ELECTRIC POWER

     The Electric Power unit operates through several wholly owned subsidiaries of MCNEE to pursue power generation-related opportunities in the Midwest-to-Northeast region. Power generation projects offer the potential for multiple sources of income, such as long-term gas sales and transportation services, as well as return on the investment in the facility itself.

     Results for the 1998 period were impacted by a $2.5 million pre-tax ($1.6 million net of taxes) restructuring charge in the third quarter related to certain international power projects. Excluding these charges, operating and joint venture income decreased by $3.0 million in the nine months ended September 30, 1999 to $18.0 million compared with $21.0 million for the same 1998 period. The results also reflect an uncollectible expense provision associated with a customer in bankruptcy, higher start-up expenditures associated with new ventures as well as reduced contributions from the 30 megawatt Ada cogeneration facility, reflecting the sale of a 50% interest in the project in the first quarter of 1998. The results also reflect lower contributions from an investment in the Torrent Power Limited ("TPL") venture in India; MCN sold this investment in August 1999. Earnings for the nine months ended September 30, 1999 include increased contributions from the Midland Cogeneration Venture ("MCV") reflecting an increase in MCN's interest in the MCV partnership from 18% to 23% in June 1998, as well as increased contributions from MCN's 50%-owned Michigan Power cogeneration facility.

     Excluding the $2.5 million pre-tax ($1.6 million net of taxes) restructuring charge described above, this segment's operating and joint venture income totaled $26.0 million in 1998, compared with $18.1 million in 1997. The 1997 earnings included a favorable $2.8 million property tax adjustment related to MCV. Increased contributions from TPL in India and the purchase in June 1998 of an additional 5% interest in MCV accounted for the improved results. Also, partial operation of TPL's new 655 MW plant in 1998 helped the Electric Power segment to more than double its net electricity production to 3.8 million MWh from 1.8 million MWh in 1997.

     Electric Power is pursuing projects intended to meet growing demand for electricity. The majority of new power generation facilities throughout North America are expected to be gas-fired because of competitive and environmental considerations, as well as the speed with which such facilities can be brought on-line. Demand for new gas-fired generation facilities in the Midwest and along the East Coast has significantly increased. In addition, U.S. electricity consumption has been growing at a 2.2% annual rate and is estimated by government and industry sources to grow more than 30% by 2015. MCN anticipates investing approximately $50 million annually in Electric Power during 2000 and 2001. Approximately $140 million of capital investments by MCN are planned in Electric Power for 1999, while $88 million was spent in 1998. The Electric Power segment is not pursuing new international power projects.

     In October 1998, Electric Power acquired an interest in an operating 42 MW gas-fired cogeneration plant in Carson, California. Electric Power currently owns a 33 1/3% interest in the Carson plant. The eight-year-old plant has a long-term contract to sell electricity to the local utility and steam to a nearby industrial customer.

     During 1998, Electric Power acquired a 95% interest in the Cobisa-Person Power project, a venture created to build, own and operate a 140 MW power plant in Albuquerque, New Mexico. This gas-fired peaking plant is expected to be in service in 2000 and is backed by a long-term power purchase agreement with the Public Service Company of New Mexico. The project is being constructed at the site of a decommissioned power plant, keeping costs low and accelerating its development.

     Electric Power acquired an initial 18% general partnership interest in MCV in 1997 and an additional 5% general partnership interest in June 1998. MCV is a partnership that leases and operates a cogeneration facility in Midland, Michigan. The MCV facility, the nation's largest cogeneration facility, can produce up to 1,370 MW of electricity and 1.35 million pounds per hour of process steam for industrial use. Electric Power's initial investment totals $73.0 million. MCV sells electricity to Consumers Energy Co. and Dow Chemical Co. under long-term contracts. Dow Chemical and Dow Corning Corp. also purchase process steam from the facility under long-term contracts.

     In 1997, Electric Power acquired an approximate 65% interest in Bhote Koshi Power Company, a partnership that is constructing a 36 MW hydroelectric power plant in Nepal. Construction of the plant began in early 1997 and is scheduled to be completed by mid-2000.

     In 1997, Electric Power acquired a 40% interest in the common equity of Torrent Power Limited, TPL, a joint venture that holds minority interests in electric distribution companies and power generation facilities located in the state of Gujarat, India. In 1997 and 1998, Electric Power acquired preference shares in TPL, bringing the total cost of Electric Power's TPL holdings to $121.2 million. The joint venture has a 36% interest in Ahmedabad Electricity Company Limited ("AEC") and a 43% interest in Surat Electricity Company Limited ("SECL"). TPL recently sold its 42% interest in Gujarat Torrent Energy Corporation ("GTEC"). AEC serves the city of Ahmedabad and has 550 MW of electric generating capacity. SECL provides electricity to the city of Surat. GTEC owns and operates a 655 MW power project in Gujarat, India, that reached full commissioning during the fourth quarter of 1998. In August 1999, MCN completed the sale of its entire interest in TPL for approximately $130 million, resulting in a small gain.

     The Mobile Bay cogeneration project was placed into service along with the Mobile Bay Processing venture during the first quarter of 1999. Electric Power owns 29% of this 40 MW, natural gas-fired plant, which will provide electricity and thermal energy to the processing facility.

     Electric Power has a 50% interest in the Michigan Power Project, a 123 MW cogeneration plant in Ludington, Michigan. The facility provides electricity to Consumers Energy Corporation and steam to Dow Chemical under long-term contracts. Electric Power also owns 50% of Ada Cogeneration, which owns and operates a natural gas-fueled cogeneration plant in western Michigan. The Ada facility generates up to 30 MW of electricity, which is sold to Consumers Energy, and produces up to 50,000 pounds of steam per hour, which is sold to a nearby commercial operation. Electric Power's business also includes a number of small cogeneration units located at the operating facilities of large commercial and industrial customers. Electric Power has long-term agreements for the sale and transportation of natural gas to these units.

     Electric Power is a 50% general partner in Metro Energy, L.L.C. This venture, formed in 1999, will design, construct and operate an energy facility to provide all of the heating, chilling and energy requirements for the new Midfield Terminal at Detroit Metropolitan Wayne County Airport under a 30-year contract. The 17 MW facility is expected to be in full service by the end of 2001.

     In addition to these power generation facilities, Electric Power continues to pursue a number of other opportunities, including a 220 MW peaking plant in Columbus, Ohio. New projects continue to come to our attention, some of which will ultimately materialize.

     As part of the merger agreement with DTE, MCN has agreed to use its best efforts to enter into agreements to dispose of some or all of its interests in certain Electric Power assets or facilities. MCN may sell all or a portion of several "Qualifying Facilities" as defined by the Public Utility Regulatory Policies Act of 1978, as amended. MCN's investments in these "Qualifying Facilities" include its investments in MCV, the Michigan Power Project, the Ada facility and the Carson plant. Furthermore, under the terms of the merger agreement, MCN will dispose of all or a portion of its interest in the Cobisa-Person Power Project. See "The Merger Agreement -- Additional
Agreements -- Transition Matters" on page 61.

ENERGY MARKETING

     Operating and joint venture results for the nine months ended September 30, 1999 decreased $6.7 million over the comparable 1998 period to a loss of $6.0 million in the 1999 period from income of $0.7 million in the 1998 period. The 1999 results reflect the accounting effect of anticipated temporary high gas prices on gas in inventory and cost of gas sold. During the third quarter of each year, Energy Marketing normally increases gas in inventory and depletes such inventories in the colder fourth and first quarters of the year when gas demand and gas prices typically are at their highest. In anticipation that third quarter inventory injections will be withdrawn prior to year-end, Energy Marketing prices the gas inventory injections at the estimated average purchase rate for the calendar year. For the 1999 third quarter, the actual average purchase rate incurred exceeded the estimated average purchase rate for the year. This resulted in a higher cost of gas sold in the 1999 third quarter, the impact of which is expected to reverse in the 1999 fourth quarter.

     The impact of the higher cost of gas sold as well as the higher costs for gas transportation and storage capacity more than offset the improved margins resulting from an increase in total gas sales and exchange deliveries. Gas sales and exchange deliveries totaled 428.7 Bcf for the nine months ended September 30, 1999, an increase of 88.9 Bcf over the corresponding 1998 period. The increase in gas sales is due in part to the April 1999 acquisition of existing marketing operations that significantly increased sales to large commercial and industrial customers in the Midwest. Earnings were also affected by losses recorded in 1998 associated with trading activities. Results for the 1999 period were also impacted by higher costs for natural gas transportation and storage capacity, higher uncollectible expense and higher costs associated with the June 1999 dissolution of the DTE-CoEnergy joint venture.

     Energy Marketing's operating and joint venture loss increased $1.3 million to $3.6 million in 1998. The increased loss in 1998 primarily reflects unrealized losses associated with trading activities and higher gas storage costs, partially offset by higher earnings from a significant increase in gas sales volumes. Additionally, the earnings comparison was affected as a result of 1997 including $2.2 million of contributions from Energy Marketing's 25% interest in a gas storage project that was sold in December 1997.

     Upon completion of the reorganization associated with the revised strategic direction (discussed previously), the Energy Marketing business segment will consist of MCN's non-regulated marketing activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service area. Gas supply functions performed by Energy Marketing prior to the reorganization will become the responsibility of the new Midstream & Supply business segment upon completion of the reorganization. The description of Energy Marketing's business below reflects its strategies, functions and responsibilities prior to completion of the reorganization. The Energy Marketing segment plans to grow primarily as a provider of higher-valued energy supply and management services to markets in the Midwest and Eastern regions of the United States and Canada. These services generally entail the bundling of energy supplies, transportation and often storage capacity to provide energy to customers when and where needed in an efficient, one-stop-shopping manner. Given the level of energy consumed in the region, and persistent electric supply, cost and reliability challenges customers face, distributed power generation is expected to be a key area of growth for Energy Marketing. Capital investments are anticipated to be immaterial in 1999 as this segment is not capital intensive.

     MCN's non-regulated energy marketing activities are directed by CoEnergy Trading Company ("CTC"). CTC, a wholly owned subsidiary of MCNEE, is engaged in the purchase and sale of natural gas to commercial and industrial users, as well as gas and electric utilities and other large-volume customers throughout the Midwest, Gulf Coast and Northeast regions of the United States and Canada. CTC offers buyers a bundled service by making arrangements for the acquisition of the required gas volumes and delivery to customers' facilities, and for all the necessary services in between. This bundled service is more in demand during the winter months, when interstate pipeline capacity in certain areas of the Northeast and Midwest is either constrained or uneconomical. CTC is able to better meet this demand through access to storage fields and other physical assets owned by affiliates.

     CTC and its joint venture/marketing alliances compete against numerous marketing companies. A diverse portfolio of short-, medium- and long-term sales and supply contracts combined with access to reliable gas suppliers, storage facilities and multiple pipeline connections enhances its competitive position. Approximately one-third of CTC's 1998 sales were to its joint venture/marketing alliances and other MCNEE affiliated companies, with another one-third to Midwest markets, and the final one-third to Northeast and Canadian markets. Approximately 25% of CTC's natural gas supply in 1998 originated in the Midcontinent with another 25% purchased within Michigan.

     CTC is involved in a joint venture that expands its market region and adds other energy sources to its market portfolio. The joint venture, U.S. CoEnergy Services, is a partnership with U.S. Oil Company, Inc. formed for the sale of natural gas, fuel oil and propane to target markets within the State of Wisconsin.

     Assisting CTC's marketing efforts is strategically selected pipeline capacity that is used to deliver gas to its markets. CTC has firm transportation service contracts on various pipeline systems totaling over 500 MMcf/d, which is supplemented by interruptible service as needed. CTC expects to enhance its reserved pipeline capacity by purchasing firm transportation services on future Pipelines & Processing projects. CTC expects to capture significant marketing opportunities utilizing these new pipelines, to further enhance and complement business opportunities for other MCN/MCNEE entities. For example, the Northeast is the primary target market of three interstate pipeline projects in which Pipelines & Processing is participating. CTC holds significant capacity in PNGTS and the proposed Vector Pipeline and Millennium Pipeline that will be used to market bundled gas services to power plants and other large customers.

     Storage provides a critical competitive ingredient to our bundled package of gas marketing services, as it allows Energy Marketing to provide very reliable and flexible service while keeping operating costs low. In southeast Michigan, the development of Washington 10 Storage, which is strategically located in the gateway to eastern Canada and the northeastern United States, has significantly increased the amount of gas storage capacity available to CTC to serve its markets. The project has converted a depleted gas reservoir to a 42 Bcf storage facility. Initial gas injection occurred in the spring of 1999, and the facility reached completion in July 1999, in time for the 1999-2000 winter heating season.

     Energy Marketing has a 50% interest in the 10 Bcf Washington 28 storage field, located northeast of Detroit in Macomb County. In December 1997, Energy Marketing sold its 25% share of the 46 Bcf Blue Lake gas storage project located in northern Michigan. MichCon expects to maintain its 25% interest in the Blue Lake venture.

     In total, with the addition of Washington 10, CTC has rights to 67 Bcf of market-area storage capacity in 1999. CTC will use this storage in conjunction with its over 500 MMcf/d of firm and interruptible transportation capacity on various pipelines to continue increasing its marketing presence in the U.S. Midwest and Northeast, as well as in eastern Canada.

EXPLORATION & PRODUCTION

     In December 1998, MCN accounted for its E&P segment as a discontinued operation as a result of its decision to sell all of its gas and oil properties. In August 1999, management announced its intention to retain its natural gas producing properties in Michigan. Accordingly, E&P's operating results for prior periods have been reclassified from discontinued operations to continuing operations. The decision to retain these properties was based on the interaction of two factors. As previously discussed, MCN significantly revised its strategic direction in the third quarter of 1999. Key aspects of the new corporate strategy include a Midwest-to-Northeast regional focus rather than a North American focus, and an emphasis on achieving operational efficiencies and growth through the integration of existing businesses. Shortly thereafter, a bid which had previously been received for the Michigan properties was lowered significantly. The lower price was unacceptable, especially in light of MCN's new strategic direction.

     During the second quarter of 1999, MCN completed the sale of its E&P properties located in the Western and Midcontinent/Gulf Coast regions and expects to sell other non-Michigan E&P properties by mid-2000. At December 31, 1998 Western and Midcontinent/Gulf Coast had 360 Bcfe of proven reserves.

     Results for this segment for the nine months ended September 30, 1999 were negatively impacted by a $52.0 million pre-tax ($33.8 million net of tax) write-down in the second quarter 1999 of its gas and oil properties under the full cost method of accounting, due primarily to an unfavorable revision in the timing of production of proved gas and oil reserves as well as reduced expectations of sales proceeds on unproved acreage. Under the full-cost method of accounting as prescribed by the Securities and Exchange Commission, MCN's capitalized exploration and production costs at June 30, 1999 exceeded the full cost "ceiling," resulting in the excess being written-off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves, and the lower of cost or estimated fair value of unproved properties, net of related income tax effects.

     The operating results for the nine months ended September 30, 1999 were also impacted by losses on the sale of its Western and Midcontinent/Gulf Coast E&P properties totaling $74.7 million pre-tax ($48.5 million net of taxes) and by a $7.5 million pre-tax write-down ($4.9 million net of taxes) of an investment in the common stock of an E&P company. MCN had previously recognized a $6.1 million pre-tax loss ($4.0 million net of taxes) from the write-down of this investment during the second quarter of 1998.

     In the second and third quarters of 1998, MCN recognized write-downs of its gas and oil properties totaling $333.0 million pre-tax ($216.5 million net of taxes) and $83.9 million pre-tax ($54.6 million net of taxes), respectively. The write-downs were also the result of MCN's capitalized exploration and production costs exceeding the full cost ceiling due primarily to lower oil and gas prices and lower-than-expected exploratory drilling results.

     Excluding the unusual charges discussed above, operating and joint venture income decreased by $13.4 million for the nine months ended September 30, 1999 to $10.0 million, compared to $23.4 million for the corresponding 1998 period. This result reflects a decline in overall gas and oil production of 21.0 Bcf equivalent due primarily to the sale of MCN's Western and MidContinent/Gulf Coast properties during 1999. Gas and oil production for future periods will also be lower due to the expected sale of other non-Michigan E&P properties by mid-2000. The results for the nine months ended September 30, 1999 were also impacted by an increase in production related expenses of $0.12 per Mcf equivalent, by an increase in gas sales prices of $0.16 per Mcf, and by a decline in oil sales prices of $0.61 per Bbl. The impact of fluctuations in natural gas and oil sales prices was mitigated by hedging with swaps and futures agreements.

     Excluding the unusual charges discussed above, operating and joint venture income decreased by $29.1 million, to $29.0 million, in 1998 compared to 1997. The decrease was due primarily to a sharp decline in oil sales prices of $4.29 per Bbl, an increase in production-related expenses of $0.11 per Mcf equivalent and a slight decline in the level of oil and gas produced. These factors were partially offset by an increase in average gas sales prices. Operating and joint venture income increased in 1997 by $24.9 million over 1996 to $58.1 million, reflecting a significant increase in gas and oil production and $6.6 million of pretax gains from the sale of undeveloped properties by an unconsolidated joint venture during 1997. Production-related expenses in 1997 decreased by $0.06 per Mcf equivalent from the 1996 level. The average oil sales rate in 1997 was $16.87 per Bbl, down $3.31 per Bbl from 1996. At December 31, 1998, proved gas reserves totaled 1,093.0 Bcf and proved oil reserves were 77.9 Bcf equivalent, down a combined 150.3 Bcf equivalent from December 1997 levels.

     MCN's strategy for the E&P business is to aggressively manage the Michigan E&P assets and optimize returns by efficiently integrating production with the Pipeline & Processing and Energy Marketing segments. Approximately 23% of the segment's 1998 production and 40% of proved reserves were related to the Michigan Antrim properties. MCN has accumulated the industry's largest Antrim gas reserve base, accounting for approximately 20% of the total Michigan Antrim gas production. During 1998, MCN participated in the drilling of 167 wells (103 net) in the Antrim formation, bringing the total drilled to 1,305 wells (859 net). Even though the potential natural gas recovery from the average Antrim well is less than the recovery from wells drilled in other formations, wells drilled in the Antrim shale formations have a high success rate and low drilling costs, and are therefore considered relatively low risk. Additional information regarding E&P's exploration and production activities is reported under "Description of MCN Energy Group Inc. -- Properties," located on pages 113 through 115 under this section.

     It is anticipated that MCN will invest approximately $90 million in E&P during 1999, and approximately $30 million in each of 2000 and 2001.

RISK MANAGEMENT STRATEGY

     MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of gas and oil supply and sales agreements. In late 1998, MCN began entering into offsetting positions for existing hedges of gas and oil production from properties that have been or were expected to be sold in 1999. MCN's risk management strategy has been revised to reflect the change in its business that will result from its new strategic direction. Additionally, as a result of the special investigation (see discussion in "Management's Discussion and Analysis," on page F-2), MCN is taking additional steps to ensure compliance with risk management policies that are periodically reviewed by the Board of Directors.

                                GAS DISTRIBUTION

GAS SALES AND TRANSPORTATION

     Gas Distribution serves customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City, Muskegon and Adrian metropolitan areas and in various other communities throughout the State of Michigan. The following services are provided by Gas Distribution:

        -- Gas Sales -- Includes the sale and delivery of natural gas to residential and small-volume commercial customers.

        -- End User Transportation -- Through this service, primarily large-volume commercial and industrial customers who purchase natural gas directly from producers or brokerage companies utilize MCN's network to transport the gas to their facilities.

        -- Intermediate Transportation -- Provides transportation service through MCN's gathering and high pressure transmission system to producers, brokers and other local distribution companies that own the natural gas, but are not the ultimate consumers.

RESULTS OF OPERATIONS

     Gas Distribution's earnings were $76.0 million for the nine months ended September 30, 1999, resulting in an increase of $35.2 million from the comparable 1998 period. Earnings in the 1998 period were unfavorably affected by a property write-down and an investment loss in the third quarter. Gas Distribution recorded a $24.8 million pre-tax ($11.2 million, net of taxes and minority interest) write-down of certain gas gathering properties. A new gas reserve analysis was performed to determine the impact of the diversion of certain untreated gas away from the gathering system. This analysis revealed that projected cash flows from the gathering system were not sufficient to cover the system's carrying value. Therefore, an impairment loss was recorded representing the amount by which the carrying value of the system exceeded its estimated fair value. Also recorded was an $8.5 million pre-tax ($5.5 million net of taxes) loss from the write-down of an investment in a Missouri gas distribution company that MCN intends to sell in 2000. The write-down represents the amount by which the carrying value exceeded the fair value of the investment. Excluding the unusual charges, Gas Distribution's earnings improved by $18.5 million in the 1999 nine-month period to $76.0 million from $57.5 million in the 1998 period. This improvement reflects contributions from the new gas sales program and the impact of more favorable weather.

     Gas Distribution's earnings for 1998 totaled $71.7 million, a decrease of $9.4 million from 1997. Results for 1998 were affected by the unusual charges discussed above. Excluding the unusual charges, the Gas Distribution group reported 1998 earnings of $88.4 million, an improvement of $7.3 million over 1997. Earnings comparisons were impacted by variations in weather and cost-saving initiatives resulting in significantly lower operating costs. These cost-saving initiatives allowed the Gas Distribution group to continue its record of solid financial performance, producing returns on equity of 11.0% in 1998 and 13.2% in 1997.

                                                      NINE MONTHS
                                                         ENDED                     YEAR ENDED
                                                     SEPTEMBER 30,                DECEMBER 31,
                                                    ----------------    --------------------------------
                                                     1999      1998       1998        1997        1996
                                                     ----      ----       ----        ----        ----
REVENUES (in millions of dollars)
Gas Sales.......................................    $653.5    $579.1    $  838.9    $1,080.1    $1,102.9
End User Transportation.........................      72.6      60.0        82.3        84.7        82.5
Intermediate Transportation.....................      42.8      48.4        63.2        55.2        48.6
                                                    ------    ------    --------    --------    --------
  Total Sales and Transportation................     768.9     687.5       984.4     1,220.0     1,234.0
Other...........................................      62.7      47.2        67.4        51.3        42.3
                                                    ------    ------    --------    --------    --------
  Total Operating Revenues......................    $831.6    $734.7    $1,051.8    $1,271.3    $1,276.3
                                                    ======    ======    ========    ========    ========
MARKETS (BCF)
Gas Sales.......................................     127.3     117.5       172.2       209.1       221.0
End User Transportation.........................     107.0     102.2       140.3       145.1       146.9
Intermediate Transportation.....................     390.8     430.8       537.5       586.5       527.5
                                                    ------    ------    --------    --------    --------
  Total Sales and Transportation................     625.1     650.5       850.0       940.7       895.4
                                                    ======    ======    ========    ========    ========

     NOTE: Intermediate Transportation includes intercompany transactions.

     Gas Distribution expects to continue growing revenues by offering a variety of energy-related services, which include appliance sales, installation and maintenance. Additionally, Gas Distribution began participating in Michigan's $1.2 billion per year heating, ventilation and air conditioning market with the October 1998 acquisition of three companies specializing in the sale, installation and servicing of residential and commercial heating and cooling systems.

     EFFECT OF WEATHER

     Gas Distribution's gas sales, end user transportation and intermediate transportation volumes, revenues and net income are impacted by weather. Given the seasonal nature of the business, revenues and net income are concentrated in the first and fourth quarters of the calendar year. By the end of the first quarter, the heating season is largely over, and Gas Distribution typically incurs substantially reduced revenues and earnings in the second quarter and losses in the third quarter. The seasonal nature of Gas Distribution's operations is expected to be more pronounced as a result of MichCon's new gas sales program.

                 EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS

                                                  NINE MONTHS ENDED                   YEAR ENDED
                                                    SEPTEMBER 30,                    DECEMBER 31,
                                                ---------------------       ------------------------------
                                                 1999          1998          1998         1997       1996
                                                 ----          ----          ----         ----       ----
Percentage Colder (Warmer) Than Normal....        (8.5)%       (21.6)%       (19.3)%       0.8%        5.4%
Increase (Decrease) From Normal in:
  Gas Markets (in Bcf)....................       (11.1)        (26.7)        (40.3)        0.6        10.9
  Net Income (in millions)................      $(11.0)       $(23.1)       $(35.3)       $0.5       $ 9.9

     GAS SALES

     Revenue increased $74.4 million for the nine months ended September 30, 1999, primarily due to weather which was approximately 13% colder than in the comparable 1998 period. Revenues were also impacted by a $0.23 per Mcf (8%) increase in the gas commodity component of MichCon's sales rate. As subsequently discussed, the gas commodity component was fixed under MichCon's new gas sales program at $2.95 per Mcf beginning in January 1999. MichCon's three-year customer choice program, which is a part of its Regulatory Reform Plan subsequently discussed, had the effect of decreasing gas sales revenues for the nine months ended September 30, 1999, partially offset by an increase in end user transportation revenues. This resulted in a net decrease in total operating revenues due to the gas commodity component included in gas sales rates. Revenues decreased $241.2 million in 1998 due primarily to weather which was 20.1% warmer in 1998, and a reduction in gas sales rates resulting from lower gas costs. This market represented approximately 20% of total deliveries in 1998 and produced 64% of Gas Distribution's gross profit margin. The average margin per Mcf from gas sales was improved significantly to $2.16 in 1998 from $2.07 in 1997.

     Competition in the gas sales market comes primarily from alternative fuels such as electricity, propane and, to a lesser degree, oil and wood, and other natural gas providers in a few areas. Natural gas continues to be the preferred fuel for Michigan residences and businesses. Nearly every residential and commercial developer in MichCon's service territories selects natural gas in new construction because of the convenience, cleanliness and price advantage of natural gas compared to propane, fuel oil and other alternative fuels. Service and price are the primary factors affecting this market.

     Gas Distribution continues to take steps to become the preferred provider of natural gas and high-value energy services within Michigan and to achieve competitive financial results. To accomplish this, MichCon will increase penetration of existing markets by focusing on meeting the needs of customers and the marketplace, will continue efforts to reduce cost of gas and operating costs, and will take advantage of profitable opportunities to expand to new geographic areas.

     The challenges and opportunities resulting from increased competition in the natural gas industry have been a catalyst for MPSC action in the development of major reforms in utility regulation aimed at giving all customers added choices and greater price certainty. The overall package of regulatory changes associated with the gas industry restructuring is expected to generate additional revenue and cost savings opportunities. Gas Distribution is positioning itself to respond to changes in regulation and increased competition by reducing its cost of operations while maintaining a safe and reliable system for customers. See "--Regulation and Rates" on page 109 for a discussion regarding regulatory reform.

     Gas Distribution's Market Expansion Program is intended to spur demand for natural gas in areas currently not served. The program primarily targets residential and small-volume commercial markets. By financing the cost of main extensions, this program makes it easier for users of higher-cost fuels, such as propane and fuel oil, to switch to natural gas for space heat and other applications. This program accounted for over 12,000 of the nearly 95,000 new customers added during 1995-1998. In 1998, three new areas of Michigan were served by MichCon, bringing the total number of new areas added since the program's inception in 1984 to 140.

     Cost of gas sold per Mcf for the nine months ended September 30, 1999 was $2.72 per Mcf, unchanged from the comparable 1998 period. Cost of gas sold per Mcf for 1998 was $2.71, a decrease of $.40 (13%) from 1997. Cost of gas sold per Mcf for 1997 increased from 1996 by $.19 (7%).

     Gas Distribution owns a 47.5% interest in Southern Missouri Gas Company, L.P. which was formed in November 1996. The initial phase of system construction was completed in 1997 at a cost of approximately $40 million. As of December 31, 1998 the system was comprised of a 441-mile pipeline system and served approximately 7,000 customers. As a result of MCN's refocused strategic direction, Gas Distribution has decided to sell this investment. Gas Distribution recorded a $5.5 million, net of taxes, loss from the write-down of this investment to reflect its estimated fair value. The write-down represents the amount by which the carrying value exceeded the estimated fair value of the investment.

     END USER TRANSPORTATION

     Deliveries for the nine months ended September 30, 1999 increased slightly from the comparable 1998 period due to colder weather and the migration of volumes from gas sales under MichCon's customer choice program. Deliveries decreased slightly to 140.3 Bcf in 1998 due to warmer weather. In 1998, this market accounted for approximately 17% of total gas deliveries and produced approximately 14% of Gas Distribution's gross profit margin.

     As of September 1999, MichCon had end user transportation agreements representing annual volumes of 162 Bcf. Approximately 77% of these volumes are under contracts that extend to 2000 or beyond and include the majority of the large, and most price-sensitive, customers. Contracts for the remaining volumes are typically one-year contracts that expire at various times during 1999 and 2000 and relate to a large number of low-volume users with relatively low price sensitivity.

     Gas Distribution continues to be successful in converting customers' facilities to natural gas from alternative fuels and in retaining those customers after conversion. Also, it has not experienced any significant fuel switching by its customers in recent years. In 1998, approximately 23 Bcf of MichCon's transportation deliveries were to customers who substituted natural gas for coal.

     The primary focus of competition in this market is cost and reliability. Some large commercial and industrial customers have the capacity to switch to alternative fuel sources such as coal, electricity, oil and steam. In addition, some of these customers could bypass Gas Distribution's distribution system and obtain gas directly from an interstate pipeline company. However, cost differentials must be sufficient to offset the costs, risks and loss of service flexibility associated with fuel switching or bypass. During 1998, none of Gas Distribution's industrial customers bypassed its distribution system. Gas Distribution competes against alternative fuel sources by providing competitive pricing and reliable supply through the use of MCN's extensive storage capacity and multiple supply sources. Almost all significant customers who could bypass MichCon are under long-term transportation contracts.

     The MPSC has approved a direct access program for the state's two largest electric utilities, which began in mid-1998, and allows large electric users to directly purchase lower priced electricity. The program is not expected to impact materially the competitiveness of natural gas.

     INTERMEDIATE TRANSPORTATION

     Intermediate transportation deliveries were 40.0 Bcf lower in the nine months ended September 30, 1999 compared to the same period in 1998. A significant portion of the decrease was for customers who pay a fixed fee for intermediate transportation capacity regardless of actual usage.

     This service accounted for approximately 63% of total gas deliveries in 1998, however, due to the lower costs and therefore rates applicable to this service, it represents only 11% of gross profit margin. The decrease in intermediate transportation deliveries in 1998 reflects lower off-system demand caused by the warmer weather and lower volumes transported for fixed-fee customers. Although transported volumes for fixed-fee customers may fluctuate, revenues from such customers are not affected.

     In 1998, through efficient use of transmission and storage assets as well as upstream supply, Gas Distribution sold significant short-term services resulting in increased revenues from 1997. Gas Distribution's extensive transmission pipeline system has enabled it to increase the volumes transported for Michigan gas producers, marketers, distribution companies and other pipelines. Gas Distribution operates in a pivotal geographic location with links to major interstate pipelines that reach markets elsewhere in the Midwest, the eastern United States and eastern Canada. Michigan Antrim gas production has increased significantly over the past several years, resulting in a growing demand by gas producers and brokers for intermediate transportation services.

     In 1997, in order to meet the increased demand, Gas Distribution expanded the transportation capacity of its northern Michigan gathering system. In December 1997, MichCon Pipeline purchased Thunder Bay Pipeline for approximately $13 million. During 1998, 175 Bcf was transported on this system, of which Thunder Bay contributed 31.7 Bcf.

     In January 1997, Gas Distribution placed into service a $91 million, 59-mile loop of its existing Milford-to-Belle River Pipeline. This new loop has improved the overall reliability and efficiency of Gas Distribution's gas storage and transmission system by mitigating the risk associated with the disruption of the existing pipeline or other facilities used to supply gas to Gas Distribution's customers. In addition, the pipeline provides significant off-system transportation opportunities as discussed below.

     Gas Distribution is in an excellent position to increase revenues by providing transportation of new supplies of western Canadian gas, coming into the Chicago area which began in December 1998, to third-party pipelines serving growing markets in eastern Canada and the northeast United States. In December 1997, MichCon entered into a long-term facility lease of its Milford-to-Belle River Pipeline to Vector to effectuate transportation of Chicago supplies to Dawn, Ontario, a significant Canadian natural gas market hub. Vector is scheduled to be completed in October 2000. Additional opportunities for transportation services are being pursued which will further maximize the use of Gas Distribution's transmission infrastructure.

ENERGY ASSISTANCE PROGRAMS

     Energy assistance programs funded by the federal government and the State of Michigan, including the Home Heating Credit for low-income customers and the Family Independence Agency's State Emergency Relief Program, remain critical to MichCon's ability to control its uncollectible gas account expenses. MichCon has historically obtained favorable regulatory treatment of its uncollectible gas account costs, including those related to these energy assistance programs.

     MichCon receives a significant amount of its heating assistance funding through the Federal Low-Income Home Energy Assistance Program ("LIHEAP"), which funds the State of Michigan's Home Heating Credit program. In 1998, Congress provided $1.1 billion for LIHEAP funding for the 1998 fiscal year and supplemented it with a $300 million emergency fund that could be tapped only upon order of the President. Michigan received $54 million of the total $1.1 billion that was released in 1998. MichCon received $13.4 million through this program in 1998. Home Heating Credits assisted 73,000 MichCon customers in 1998. Congress voted to continue LIHEAP for federal fiscal years 1999 and 2000. For federal fiscal year 1999, which began October 1, 1998, Congress maintained LIHEAP funding at $1.1 billion and again authorized a $300 million emergency fund. In addition, Congress appropriated $1.1 billion for federal Fiscal Year 2000 which is subject to revision during budget deliberations.

GAS SUPPLY

     Gas Distribution obtains its natural gas supply from various sources in different geographic areas (the Gulf Coast, the Midcontinent, Canada, and Michigan) under agreements that vary in both pricing and terms. Looking forward to MichCon's Regulatory Reform Plan, in 1998 MichCon issued and signed new base supply contracts with its suppliers, ensuring price stability and supply reliability (see "-- Regulation and Rates" on page 110 for a discussion regarding MichCon's plan). Gas Distribution's geographic diversity of supply ensures that MichCon will be able to meet the requirements of its existing and future customers with reliable supplies of natural gas at a known cost, free from the potentially severe swings of a volatile gas market.

Whereas prior to 1999, under Gas Cost Recovery ("GCR") regulation, gas supply costs were a non-profit passthrough of prudently incurred costs, beginning January 1, 1999, MichCon has had the ability to take full advantage of its assets and expertise to generate profits from gas supply operations. By fixing the gas cost component of MichCon's sales rates at $2.95/Mcf for three years, customers benefit from greater price certainty while MichCon can take advantage of opportunities to secure lower priced gas supplies. MichCon secured 100% of its 1999 warmer than normal weather requirements and has secured approximately 90% of its 2000 and 2001 similar requirements at prices that help ensure profit contributions from gas supply operations.

     Citizens Gas Fuel Company ("Citizens") serves approximately 15,000 customers and is served by two interstate pipelines, Panhandle Eastern Pipe Line Company ("Panhandle") and ANR Pipeline Company ("ANR"). MCNIC Michigan Holdings, Inc., an affiliate intrastate pipeline company, connects ANR to Citizens' distribution system. During 1998, nearly all of Citizens' purchases were from CTC, an affiliated company.

                GAS DISTRIBUTION -- SOURCES OF GAS SUPPLY (BCF)

                                              NINE MONTHS
                                                 ENDED               YEAR ENDED
                                             SEPTEMBER 30,          DECEMBER 31,
                                             --------------    -----------------------
                                             1999     1998     1998     1997     1996
                                             ----     ----     ----     ----     ----
Michigan Producers.........................   41.9     23.9     41.9     66.0     86.3
Interstate Suppliers.......................   18.6     34.4     29.0     13.8     14.5
Canadian Suppliers.........................   23.4     23.7     31.7     31.3     37.3
Spot Market................................   63.1     56.5     76.3     89.1     94.0
                                             -----    -----    -----    -----    -----
                                             147.0    138.5    178.9    200.2    232.1
                                             =====    =====    =====    =====    =====

     For the nine months ended September 30, 1999, Gas Distribution purchased 28% of its supply from Michigan producers, 56% from producers in the Southern and Midcontinent regions of the United States and 16% from Canadian producers. Gas Distribution purchased 23% of its 1998 supply from Michigan producers, 59% from producers in the Southern and Midcontinent regions of the United States and 18% from Canadian producers. These supplies are complemented by 124 Bcf of working storage capacity from storage fields owned and operated by MichCon in Michigan, of which 36 Bcf is leased to others, including 17 Bcf with an affiliate.

     MichCon has long-term firm transportation agreements, expiring on various dates through 2011, with ANR, Panhandle, Viking Gas Transmission Company ("Viking") and Great Lakes Gas Transmission Limited Partnership ("Great Lakes"). ANR was obligated to transport for MichCon 375 MMcf/d of supply through October 1999. Effective November 1, 1999, MichCon's ANR capacity reduced to 285 MMcf/d. The capacity reduction results in roughly $13 million in annual cost savings. ANR capacity delivers 117.5 MMcf/d of supply sourced in the Gulf, 117.5 MMcf/d sourced in the Midcontinent and 50 MMcf/d from Canada. Viking transports 50 MMcf/d of Canadian supply to the ANR system for delivery to MichCon and Panhandle transports 2 MMcf/d of Gulf Coast supply from the ANR system for delivery to MichCon. Additional Canadian supplies of 30 MMcf/d are delivered through firm transport agreements with Great Lakes.

     MichCon has supply contracts, expiring on various dates through 2007, with independent Michigan producers. Many of these contracts originally tied prices to spot market indices coupled with transport rates. MichCon, as a result of a recent MPSC Order and individually negotiated settlements, has successfully amended a number of these contracts that were previously at above-market prices to a more competitive level.

     At December 31, 1998, MichCon owned and operated four natural gas storage fields in Michigan with a working storage capacity of approximately 124 Bcf. These facilities play an important role in providing reliable and cost-effective service. MichCon uses its storage capacity to supplement its supply during the winter months, replacing the gas in April through October when demand and prices are generally at the lowest levels. The use of storage capacity also allows MichCon to lower its peak-day entitlement, thereby reducing interstate pipeline charges. During 1998, MichCon's maximum one-day sendout exceeded 2.1 Bcf, of which approximately 68% came from its underground storage fields. Year to date 1999, MichCon's maximum one-day sendout

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

exceeded 2.3 Bcf, of which approximately 73% came from storage. MichCon's gas distribution system has a maximum daily sendout capability of 2.8 Bcf, with the capacity to supply nearly 70% from underground storage.

REGULATION AND RATES

     MichCon is subject to the jurisdiction of the MPSC as to various phases of its operations, including gas sales and transportation rates, service and accounting. Citizens' rates are set by the Adrian Gas Rate Commission, a municipal commission. Other various phases of its operations are subject to the jurisdiction of the MPSC. Both MichCon and Citizens are subject to the requirements of other regulatory agencies with respect to safety, the environment and health.

     REGULATORY REFORM PLAN

     In April 1998, the MPSC approved MichCon's Regulatory Reform Plan. The plan includes a comprehensive experimental three-year customer choice program open to all of MichCon's 1.2 million residential and commercial customers, subject to annual caps on the level of participation. The customer choice program began April 1, 1999, with approximately 70,000 customers choosing to purchase natural gas from suppliers other than MichCon. Plan years begin April 1 of each year and the number of customers allowed to participate in the plan is limited to 75,000 in 1999, 150,000 in 2000 and 225,000 in 2001. MCN's gas marketing affiliates also participate as alternative suppliers under the program when profitable opportunities exist. In each of the three plan years, there is also a volume limitation on commercial and industrial participants. The volume limitation for these participants is 10 Bcf in 1999, 20 Bcf in 2000 and 30 Bcf in 2001. MichCon will continue to transport and deliver the gas to the customers' premises at prices that maintain its existing sales margins on these services.

     The plan also suspends the GCR mechanism for customers who continue to purchase gas from MichCon and fixes the gas price component of MichCon's sales rates at $2.95 per Mcf for the three-year period that began in January 1999. Prior to January 1999, MichCon did not generate any earnings nor generally incur any unrecovered costs on the gas supply portion of its operations. However, under this plan, changes in cost of gas will directly impact earnings. As part of its gas acquisition strategy, MichCon has entered into fixed-price contracts at costs below $2.95 per Mcf for a substantial portion of its expected gas supply requirements through 2001. This strategy has produced favorable margins through September 1999 and is likely to continue producing favorable margins through 2001. The level of margins generated from selling gas will be affected by the number of customers choosing to purchase gas from suppliers other than MichCon under the three-year customer choice program.

     Also beginning in 1999, an income sharing mechanism allows customers to share in profits when actual returns on equity from utility operations exceed predetermined thresholds. In October 1998, the MPSC denied a rehearing and affirmed its approval of the plan. Various parties have appealed the MPSC's decision to the Michigan Court of Appeals. While management believes that the order will be upheld based upon applicable Michigan law, there can be no assurance as to the outcome.

     GENERAL RATE PROCEEDINGS

     MichCon received authorization to defer manufactured gas plant ("MGP") investigation and remediation costs in excess of the $11.7 million previously reserved by MichCon. The remaining balance of this initial reserve at December 31, 1998 was approximately $0.1 million. In February 1999, MichCon depleted this initial reserve. The excess costs are being deferred and amortized over a 10-year period beginning in the year subsequent to the year environmental investigation and remediation costs are paid. The recovery of any remediation costs incurred will be reviewed in a future rate case.

     MichCon filed an application with the MPSC in October 1996 requesting authority to decrease depreciation rates from an average rate of 4.1% to 3.5%. In December 1997, the MPSC issued an order approving a reduction in annual depreciation costs by more than $16 million. The Michigan Attorney General appealed the depreciation order. In June 1999, MichCon received a favorable ruling to this appeal by the

Michigan Court of Appeals which affirmed the MPSC order approving the lower depreciation rates without a corresponding gas rate reduction.

     In 1994, Citizens entered into a rate agreement with the municipal commission that sets Citizens' rates. Under the terms of this agreement, which went into effect in January 1995, Citizens received a 3% rate increase and its rates were frozen for five years. The rate agreement, which expires in January 2000, provides Citizens' customers with known prices and MCN with an opportunity to control costs and continue to earn a reasonable rate of return.

     GAS COST RECOVERY

     Prior to January 1999, the GCR process allowed MichCon to recover its cost of gas sold if the MPSC determined that such costs were reasonable and prudent. As previously discussed, beginning January 1, 1999, MichCon's Regulatory Reform Plan suspends the GCR mechanism and fixes the gas commodity component of MichCon's sales rate at $2.95 per Mcf for three years.

     The GCR process included an annual Gas Supply and Cost Review, in which the MPSC approved maximum monthly GCR factors. A subsequent annual GCR reconciliation proceeding provided a review of gas costs incurred during the year, determined whether approved gas costs had been overcollected or undercollected and, as a result, whether a refund or surcharge, including interest, was required to be returned to or collected from GCR customers. In February 1999, MichCon filed its final GCR reconciliation case covering gas costs incurred during 1998, which indicates an overrecovery of $18 million, including interest. Management believes that the 1998 gas costs were reasonable and prudent and that the MPSC will approve the gas costs incurred. However, management cannot predict the outcome of this proceeding. During the first quarter of 1999, MichCon refunded the overrecovery to customers as a reduction in gas sales rates.

     In September 1998, a settlement regarding MichCon's 1997 GCR Reconciliation Case was approved by the MPSC indicating a net underrecovery of approximately $13 million, including interest. In April 1998, the MPSC issued an order in MichCon's 1998 GCR Plan Case approving a $3.20 per Mcf maximum GCR factor including the net underrecovery for 1997 referred to above. MichCon's 1998 GCR overrecovery is approximately $15 million, excluding interest. Pursuant to the terms of the plan that approved suspension of the GCR clause, MichCon refunded the overrecovery through surcharge credits during January through March 1999. In February 1997, MichCon filed its 1996 GCR reconciliation case indicating a net underrecovery of approximately $28 million, including interest. The total 1996 underrecovery was rolled into MichCon's 1997 GCR cost recovery. In September 1997, the MPSC issued an order finding that all of MichCon's 1996 gas costs were reasonable and prudent.

     FERC RATE MATTERS

     In February 1998, the FERC approved a settlement agreement in an ANR rate case entitling MichCon to refunds totaling $9.4 million. In April 1998, MichCon received $5.5 million relating to transportation services provided by ANR to MichCon. In June 1998, MichCon received the remaining refund, which was reflected as a reduction to MichCon's cost of gas.

ENVIRONMENTAL MATTERS

     Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former MGP sites.

     During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality ("MDEQ"). None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency.

     MCN is involved in an administrative proceeding before the EPA regarding one of the former MGP sites. MCN has executed an order with the EPA, pursuant to which MCN is legally obligated to investigate and remediate the MGP site. MCN is remediating five of the former MGP sites and conducting more extensive investigations at four other former MGP sites. In 1998, MichCon completed the remediation of one of the former MGP sites, which was confirmed by the MDEQ. Additionally, the MDEQ has determined with respect to one other former MGP site that MichCon is not a responsible party for the purpose of assessing remediation expenditures.

     In 1984, MCN established an $11.7 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

     MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation activities for these sites could range from $30 million to $170 million based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of $35 million during 1995.

     MCN notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. MCN concluded settlement negotiations with certain carriers in 1996 and 1997 and has received payments from several carriers. In October 1997, MichCon filed suit against major nonsettling carriers seeking recovery of incurred costs and a declaratory judgment of the carriers' liability for future costs of environmental investigation and remediation at former MGP sites. Discovery is ongoing in the case, and a tentative trial date has been scheduled for February 2000.

     During the nine months ended September 30, 1999 and the years 1998, 1997 and 1996, MCN spent $0.5 million, $1.6 million, $0.8 million and $0.9 million, respectively, investigating and remediating these former MGP sites. At December 31, 1998, the reserve balance was $35.1 million, of which $0.1 million was classified as current. At September 30, 1999, the reserve balance was $34.6 million, $4.2 million of which was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on MichCon's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MichCon's results of operations.

     In 1998, MichCon received written notification from ANR, alleging that MichCon has responsibility for a portion of the costs associated with responding to environmental conditions present at a natural gas storage field in Michigan currently owned and operated by an affiliate of ANR. At least some portion of the natural gas storage field was formerly owned by MichCon. MichCon is evaluating ANR's allegations to determine whether and to what extent, if any, it may have legal responsibility for these costs. Management does not believe that this matter will have a material impact on MCN's financial statements.

FRANCHISES

     MichCon operates in more than 530 cities, villages and townships under franchises or permits that typically are revocable at will and have a 30-year maximum duration. In 1993, MichCon began a structured process to renew or re-establish formal franchises in 233 municipalities. During the period between January 1994 and October 1999, an additional 193 franchises expired. To date, 399 franchises have been renewed, including nine renewed in 1998, accounting for gas sales volumes of approximately 115 MMcf annually, and 8 renewed to date in 1999 (161 MMcf annually). Additionally, one new franchise was acquired in 1998. There were no franchises lost during 1998 or 1999.

     As for the 27 franchises that are currently expired, MichCon's gas distribution systems are rightfully occupying the streets with the consent or acquiescence of the municipalities. While MichCon could be ordered by any municipality in which its franchise has expired to remove its property, it could lose ownership only by its consent and the payment of an agreed-upon price, or by condemnation and the payment of the fair value of such property. Should any of these municipalities seek to terminate MichCon's operations therein and substitute another gas utility operation, publicly or privately owned, the municipality must either (1) acquire and operate MichCon's system, (2) construct a new system or (3) grant a franchise to another privately owned utility to construct or acquire its own distribution system.

     Citizens operates in cities and townships in and around Adrian, Michigan under franchises or permits that are revocable, have a 30-year maximum duration, and provide for municipal rate setting. In November 1995, the residents of Adrian voted favorably on granting a 30-year renewal franchise to Citizens. There were three franchise renewals during 1998.

                            DISCONTINUED OPERATIONS

     In 1996, MCN completed the sale of its computer operations subsidiary, The Genix Group, Inc. ("Genix"), to Affiliated Computer Services, Inc. for an adjusted sales price of $132.9 million, resulting in an after-tax gain of $36.2 million. Genix's 1996 income from operations totaled $1.6 million and has been accounted for as a discontinued operation.

                                     OTHER

     MCN is involved in several residential and commercial community development partnerships.

     MCNIC Gas Storage Company, a 100%-owned subsidiary of MCNEE, holds a 50% limited partnership interest in The Orchards Golf Limited Partnership. The Orchards golf course is above the Washington 28 storage field, located north of Detroit. The partnership was formed in 1991 and developed approximately 450 acres of land in Washington Township, Michigan. The acreage consists of an 18-hole championship golf course of approximately 200 acres and residential development of the remaining 250 acres.

     MichCon Development Company, a 100%-owned subsidiary of MichCon, holds between a 33% and a 50% interest in various partnerships related to the Harbortown development. The Harbortown development is a mixed use development consisting of a 60,000 square foot retail shopping center, a 63 slip marina, 273 rental units and 80 low-rise condominiums located in Detroit along the Detroit River. The development consists of 35 acres of land, of which 12 are currently undeveloped.

                                   PROPERTIES

MCN

     MCN, through its principal subsidiaries, owns or leases, under long-term leases, office space in Detroit and Grand Rapids, Michigan, Houston, Texas, Denver, Colorado, and Hartford, Connecticut. MCN's facilities are suitable and adequate for their intended use. MCN's capital investments for 1998 totaled $791 million and for 1999 are anticipated to be approximately $500 million.

GAS DISTRIBUTION

     MichCon operates natural gas distribution, transmission and storage facilities in Michigan. At December 31, 1998, MichCon's distribution system included 16,722 miles of distribution mains, 1,083,607 service lines and 1,202,722 active meters. MichCon owns 2,604 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon also owns properties relating to four underground storage fields with an aggregate storage capacity of approximately 124 Bcf. Additionally, MichCon owns district office buildings, service buildings and gas receiving and metering stations. In January 1998, MichCon purchased its principal office building in Detroit, the Guardian Building, ending its long-term capital lease obligation. MichCon occupies its principal office building in Grand Rapids under a long-term lease. Portions of these buildings are subleased to affiliates and others.

     Most of MichCon's properties are held in fee, by easement, or under lease agreements expiring at various dates to 2006, with renewal options extending beyond that date. The principal plants and properties of

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

MichCon are held subject to the lien of MichCon's Indenture of Mortgage and Deed of Trust under which MichCon's First Mortgage Bonds are issued. Some existing properties are being fully utilized and new properties are being added to meet the requirements of expansion into new areas. Gas Distribution's capital investments for 1998 totaled $159 million and for 1999 are anticipated to be approximately $140 million.

     The Saginaw Bay Pipeline Company, a wholly owned subsidiary of MichCon Pipeline, owns a 66 2/3% interest in the Saginaw Bay Area Limited Partnership, which owns substantially all of the properties used in the conduct of its business, primarily a 126-mile major gathering line. The Saginaw Bay Lateral Company, a wholly owned subsidiary of MichCon Pipeline, owns a 46% interest in the Saginaw Bay Lateral Limited Partnership, which owns substantially all of the properties used in the conduct of its business, primarily lateral lines related to the Saginaw Bay major gathering line. Westside Pipeline Company, a wholly owned subsidiary of MichCon Pipeline, owns an 82.62% interest in Jordan Valley Pipeline, a 14-mile major gathering line, and the Terra-Hayes Pipeline, an 18-mile major gathering line. MichCon Gathering Company, a wholly owned subsidiary of MichCon Pipeline, owns substantially all of the properties used in the conduct of its business, including 44.7-mile, 8.6-mile, 11-mile and 25.2-mile major gathering lines and a 2,400 horsepower compressor station.

     Thunder Bay Gathering Company, a wholly owned subsidiary of MichCon Pipeline, owns substantially all of the properties used in the conduct of its business, including 44 miles of gathering lines.

     Citizens owns all of the properties used in the conduct of its utility business. Included in these properties is a gas distribution system, a two-story office building in downtown Adrian and a one-story service center.

DIVERSIFIED ENERGY

     In addition to Gas Distribution, MCN is involved in joint ventures that own property primarily associated with gas gathering, processing, transmission and storage, electric power generation and distribution and real estate. The majority of these investments are in unconsolidated joint ventures and partnerships in which Diversified Energy has an ownership interest of less than, or equal to, 50%.

     During 1998, Electric Power acquired a 95% interest in the Cobisa-Person Power project, a joint venture created to build, own and operate a 140 MW power plant in Albuquerque, New Mexico. This $60 million gas-fired peaking plant is expected to be in service in 2000 and is backed by a long-term power purchase agreement with Public Service Company of New Mexico. The project is being constructed at the site of a decommissioned power plant, keeping costs low and accelerating its development.

EXPLORATION & PRODUCTION ACTIVITIES

MCNIC Oil & Gas Company (MOG), an indirect subsidiary of MCN, is engaged in natural gas and oil exploration, development and production. The following data, together with the financial information detailed in Note 1a to the MCN Consolidated Financial Statements located on page F-34, and the general information provided under "Description of MCN Energy Group Inc. -- Diversified Energy -- Exploration and Production" on page 103, provide additional information regarding the activity. Information on estimated gas and oil reserves that follows was obtained by MOG from the independent petroleum engineering consultants Ryder Scott Company, Miller and Lents, Ltd., Holditch-Reservoir Technologies, Netherland, Sewell & Associates, Inc., and Williamson Petroleum Consultants, Inc.

                                           PRODUCTION
                                                                 1998         1997         1996
                                                                 ----         ----         ----
Average Gas Sales Price (per Mcf)...........................    $ 2.04       $ 1.95       $ 1.96
Average Oil Sales Price (per Bbl)...........................    $12.58       $16.87       $20.18
Average Production Cost (per Mcf equivalent)................    $  .81       $  .70       $  .76

                                            DRILLING ACTIVITY
                                                                 1998            1997            1996
                                                             ------------    ------------    ------------
                                                             GROSS    Net    Gross    Net    Gross    Net
                                                             -----    ---    -----    ---    -----    ---
Working Interest Well Completions:
Exploratory:
  Productive.............................................      58      26      63      30      63      28
  Dry....................................................      37      14      39      19      37      15
                                                              ---     ---     ---     ---     ---     ---
       Total Exploratory.................................      95      40     102      49     100      43
                                                              ---     ---     ---     ---     ---     ---
Development:
  Productive.............................................     536     335     574     354     355     230
  Dry....................................................      15       6      20       9      12       6
                                                              ---     ---     ---     ---     ---     ---
       Total Development.................................     551     341     594     363     367     236
                                                              ---     ---     ---     ---     ---     ---
Total Working Interest Well Completions..................     646     381     696     412     467     279
                                                              ===     ===     ===     ===     ===     ===
Wells in Process of Drilling at End of Year..............      77      30     150      92     167     108
                                                              ===     ===     ===     ===     ===     ===

                                        PRODUCING WELLS AND ACREAGE
                                            1998                      1997                     1996
                                   ----------------------    ----------------------    --------------------
                                     GROSS         Net         Gross         Net         Gross        Net
                                     -----         ---         -----         ---         -----        ---
PRODUCING WELLS
United States..................        3,143        1,782        2,917        1,677        2,890      1,481
                                   =========    =========    =========    =========    =========    =======
DEVELOPED LEASE ACREAGE
United States..................      623,076      352,315      663,767      344,818      519,107    287,964
                                   =========    =========    =========    =========    =========    =======
UNDEVELOPED LEASE ACREAGE
United States..................    2,693,767    1,148,920    2,592,915    1,239,908    1,701,063    970,873

                               LEGAL PROCEEDINGS

GENERAL

     In addition to Gas Distribution's regulatory proceedings and other matters described above, MCN also is involved in a number of lawsuits and administrative proceedings in the ordinary course of business with respect to taxes, environmental matters, contracts, personal injury, property damage claims and other matters. Management cannot predict the final disposition of such proceedings, but believes that adequate provision has been made for probable losses. It is management's belief, after discussion with legal counsel, that the ultimate resolution of those proceedings still pending will not have a material adverse effect on MCN's financial condition or results of operations.

ENVIRONMENTAL

     In 1994, MichCon received a general notice of liability letter from the EPA stating that it was one of two potentially responsible parties at the Lower Ecorse Creek Superfund site in Wyandotte, Michigan. The EPA requested that MichCon conduct a remedial investigation and feasibility study at that site. MichCon investigated its prior activities in the area and the EPA's bases for its conclusion, and concluded that it was not responsible for contamination discovered at that site. MichCon informed the EPA of this belief and did not undertake the requested activities.

     In September 1996, the EPA sent MichCon a second general notice of liability letter for the site and demanded reimbursement of approximately $2.3 million in past costs, plus interest. The EPA then issued MichCon and the other potentially responsible party a unilateral administrative order under section 106 of the Comprehensive Environmental Response Compensation and Liability Act to implement the remedy. The EPA estimates the cost of the remedy to be approximately $650,000. MichCon again reviewed the EPA's basis for determining that it is a potentially responsible party and concluded again that it was not responsible for contamination discovered at that site and informed the EPA of its decision. The EPA has not taken any subsequent action against MichCon. The EPA may sue MichCon to force compliance with the order or may implement the remedy and then sue MichCon for recovery of all incurred costs. If the EPA institutes and prevails in such a suit and if the court determines that MichCon did not have sufficient cause not to comply with the order, the court may impose civil penalties and punitive damages. Management believes that MichCon was not responsible for contamination at the site and has sufficient cause not to comply with this order and that the resolution of this matter will not have a material adverse effect on MichCon's financial statements.

                                    EXPERTS

     The financial statements of MCN Energy Group Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedule of DTE Energy Company incorporated in this prospectus by reference from the DTE Energy Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of DTE Energy Company for the periods ended March 31, 1999 and 1998, June 30, 1999 and 1998 and September 30, 1999 and 1998 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in DTE Energy Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

     This prospectus includes various oil and gas reserve information summarized from reports prepared by the independent petroleum consultants Ryder Scott Company; Miller and Lents, Ltd.; Holditch-Reservoir Technologies; Netherland, Sewell & Associates, Inc.; and Williamson Petroleum Consultants, Inc. This reserve information and related schedules have been included in this prospectus in reliance upon such reports given upon the authority of said firms as experts in oil and gas reserve estimation.

                             SHAREHOLDER PROPOSALS

DTE

     DTE will hold its annual meeting of DTE shareholders on April 14, 2000. Shareholder proposals intended to be presented at the 2000 annual meeting of DTE shareholders pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by the Corporate Secretary of DTE not later than November 29, 1999, in order to be included in the proxy materials sent by management of DTE for such meeting. Shareholders interested in proposing business from the floor or nominating a person for the position of director from the floor at the 2000 annual meeting of DTE shareholders must give notice and certain information to the Corporate Secretary of DTE, not earlier than January 14, 2000, and not later than February 14, 2000, in order to be considered at the 2000 annual meeting.

MCN

     If the merger is not completed, MCN will hold a 2000 annual meeting of its shareholders. If such a meeting is held, shareholder proposals intended to be presented at that meeting pursuant to Rule 14a-8 must be received by the Secretary of MCN a reasonable time prior to the time MCN begins to print and mail proxy materials for such meeting in order to be included in the proxy materials sent by management of MCN for the 2000 annual meeting. Shareholder proposals intended to be presented at the 2000 annual meeting of MCN shareholders that are not intended to be included in management's proxy materials pursuant to Rule 14a-8 must be received by the Secretary of MCN not less than 60 days and not more than 90 days prior to such meeting in order to be considered at the 2000 annual meeting.

                      WHERE YOU CAN FIND MORE INFORMATION

     DTE has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933 that registers the distribution to the MCN shareholders of the DTE common stock to be issued in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about DTE and its common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this document.

     In addition, DTE and MCN file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the Securities and Exchange Commission:

    Public Reference Room          New York Regional Office          Chicago Regional Office
   450 Fifth Street, N.W.            7 World Trade Center                Citicorp Center
          Room 1024                       Suite 1300                 500 West Madison Street
   Washington, D.C. 20549          New York, New York 10048                Suite 1400
                                                                  Chicago, Illinois 60661-2511

     You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Securities and Exchange Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     The Securities and Exchange Commission also maintains an Internet worldwide Web site that contains reports, proxy statements and other information about issuers, such as DTE and MCN, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     You can also inspect reports, proxy statements and other information about DTE and MCN at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and, in the case of DTE, the offices of the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.

     The Securities and Exchange Commission allows DTE to "incorporate by reference" information into this document, which means that DTE can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that DTE has previously filed with the Securities and Exchange Commission. These documents contain important information about DTE and its finances.

  DTE COMMISSION FILINGS (FILE NO. 1-11607)                  PERIOD OR DATE FILED
  -----------------------------------------                  --------------------
Annual Report on Form 10-K                       Year ended December 31, 1998.
Quarterly Reports on Form 10-Q                   Quarters ended March 31, 1999, June 30, 1999
                                                 and
                                                 September 30, 1999.
Current Report on Form 8-K                       Filed October 5, 1999.
Annual Proxy Statement on Schedule 14-A          Filed March 26, 1999.
The description of the DTE common stock set      Filed January 2, 1996.
  forth in the Registration Statement on Form
  8-B
Description of the DTE Rights Agreement set      Filed September 23, 1997.
  forth in the registration statement on Form
  8-A

     DTE is also incorporating by reference additional documents that it may file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the DTE special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     DTE has supplied all information contained or incorporated by reference in this document relating to DTE, and MCN has supplied all such information relating to MCN.

                               VALIDITY OF SHARES

     The validity of the DTE common stock to be issued to MCN shareholders pursuant to the merger will be passed upon for DTE by Christopher C. Nern. As of the date of this document, Mr. Nern owned less than 0.1% of the shares (including options representing certain rights to purchase shares) of DTE common stock.

             INDEX TO FINANCIAL STATEMENTS OF MCN ENERGY GROUP INC.

MCN ENERGY GROUP INC. 1998 ANNUAL REPORT
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................    F-2
  Consolidated Statement of Operations......................   F-29
  Consolidated Statement of Financial Position..............   F-30
  Consolidated Statement of Cash Flows......................   F-32
  Consolidated Statement of Shareholders' Equity............   F-33
  Notes to Consolidated Financial Statements................   F-34
  Independent Auditors Report...............................   F-80
MCN ENERGY GROUP INC. SEPTEMBER 30, 1999 QUARTERLY REPORT
  Management's Discussion and Analysis of Financial
     Condition and Results of Operations....................   F-81
  Consolidated Statement of Operations......................  F-102
  Consolidated Statement of Financial Position..............  F-103
  Consolidated Statement of Cash Flows......................  F-105
  Notes to Consolidated Financial Statements................  F-106

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               DECEMBER 31, 1998

RESULTS OF OPERATIONS

     Special investigation results in restatement -- Subsequent to the issuance of MCN's December 31, 1998 financial statements, certain matters came to management's attention and resulted in a special investigation of prior years' operations of CoEnergy Trading Company (CTC), MCN's non-utility energy marketing subsidiary. As a result of the investigation, MCN identified that its internal controls had been overridden and that certain transactions had not been properly accounted for. Specifically, the investigation concluded that CTC had entered into gas supply contracts and agreed to pay significantly less than market prices in one period in return for above-market prices to be paid in subsequent periods through March 2000. The effect of these transactions was to improperly delay the accrual of cost of gas expenses, resulting in the overstatement of the 1998 net loss by $.5 million and the overstatement of 1997 net income by $8.6 million.

     Additionally, the investigation identified that CTC had entered into certain unauthorized gas purchase and sale contracts for trading purposes. The unauthorized transactions violate MCN's risk-management policy that requires all such activities to be reviewed and approved by a risk committee that reports regularly to the MCN Board of Directors. The gas purchase and sale contracts entered into in connection with trading activities, some of which remain in effect through March 2000, were not accounted for properly using the required mark-to-market method, under which unrealized gains and losses are recorded as an adjustment to cost of gas. The effect of not properly marking to market these transactions was the understatement of the 1998 net loss by $7.1 million and the overstatement of 1997 net income by $.4 million. However, net income of $2.6 million and $1.8 million was realized and recorded in connection with these trading activities in 1998 and 1997, respectively, resulting in a net loss of $4.5 million in 1998 and net income of $1.4 million in 1997 from such activities. From the inception of these trading activities in March 1997 through March 1999, $5.7 million of net income was realized and recorded in connection with these trading activities. However, marking these contracts to market, as required, results in a previously unrecorded net unrealized loss of $8.4 million through March 1999, indicating a net loss of $2.7 million from such activities.

     Other items identified during the investigation resulted in the understatement of the 1998 net loss by $.9 million and the overstatement of 1997 net income by $.1 million.

     As described in Note 1b to the Consolidated Financial Statements, the accompanying consolidated financial statements for 1998 and 1997 have been restated from those originally reported to properly account for the transactions identified, resulting in an increase in the 1998 net loss of $7.5 million or $.09 per diluted share and a decrease in 1997 net income of $9.1 million or $.12 per diluted share. The corrections did not have an impact on the liquidity or cash flows of MCN. The financial information contained in Management's Discussion and Analysis herein has been revised to reflect the impact of such restatement.

     Discontinued operations subsequently retained -- In the 1998 MCN Annual Report on Form 10-K/A, MCN accounted for its Exploration & Production (E&P) segment as a discontinued operation as a result of its decision to sell all of its gas and oil properties. In August 1999, management announced its intention to retain its natural gas producing properties in Michigan. Accordingly, E&P's operating results for all periods included herein have been reclassified from discontinued operations to continuing operations. The decision to retain these properties was based on the interaction of two factors. MCN significantly revised its strategic direction. Key aspects of the new corporate strategy include a Midwest-to-Northeast regional focus rather than a North American focus, and an emphasis on achieving operational efficiencies and growth through the integration of existing businesses. Shortly thereafter, the bid for the Michigan properties was lowered significantly. The lower price was unacceptable, especially in light of MCN's new strategic direction.

     Results for 1998 reflect unusual charges -- MCN experienced a net loss of $286.5 million or $3.63 per share in 1998. As subsequently discussed, 1998 results reflect several unusual charges that totaled $389.6 million or $4.94 per share. Excluding these charges, MCN had 1998 earnings of $103.1 million or $1.31 per share compared to 1997 earnings of $133.2 million or $1.79 per diluted share. The earnings

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

comparisons reflect the effects of low energy prices, abnormally warm weather and higher financing costs, partially offset by reduced operating costs in the Gas Distribution segment. MCN's earnings from continuing operations for 1997 increased $20.6 million or $.12 per diluted share from 1996, reflecting improved contributions from the Diversified Energy group. Per share comparisons were affected by an increase in the average number of shares outstanding due to the June 1997 issuance of 9,775,000 shares of new common stock.

                                                                 1998         1997        1996
                                                                 ----         ----        ----
NET INCOME (LOSS) (in Millions)
Continuing Operations:
  Diversified Energy:
     Before unusual charges.................................    $  14.7      $ 52.1      $ 31.2
     Unusual charges (Notes 2a, 2b & 3).....................     (372.9)         --          --
                                                                -------      ------      ------
                                                                 (358.2)       52.1        31.2
                                                                -------      ------      ------
  Gas Distribution:
     Before unusual charges.................................       88.4        81.1        81.4
     Unusual charges (Note 2c)..............................      (16.7)         --          --
                                                                -------      ------      ------
                                                                   71.7        81.1        81.4
                                                                -------      ------      ------
Total from Continuing Operations:
  Before unusual charges....................................      103.1       133.2       112.6
  Unusual charges (Notes 2 & 3).............................     (389.6)         --          --
                                                                -------      ------      ------
                                                                 (286.5)      133.2       112.6
                                                                -------      ------      ------
Discontinued Operations (Note 4):
  Income from operations....................................         --          --         1.6
  Gain on sale..............................................         --          --        36.2
                                                                -------      ------      ------
                                                                     --          --        37.8
                                                                -------      ------      ------
                                                                $(286.5)     $133.2      $150.4
                                                                =======      ======      ======
DILUTED EARNINGS (LOSS) PER SHARE
Continuing Operations:
  Diversified Energy:
     Before unusual charges.................................    $   .19      $  .72      $  .47
     Unusual charges (Notes 2a, 2b & 3).....................      (4.73)         --          --
                                                                -------      ------      ------
                                                                  (4.54)        .72         .47
                                                                -------      ------      ------
  Gas Distribution:
     Before unusual charges.................................       1.12        1.07        1.20
     Unusual charges (Note 2c)..............................       (.21)         --          --
                                                                -------      ------      ------
                                                                    .91        1.07        1.20
                                                                -------      ------      ------
Total from Continuing Operations:
  Before unusual charges....................................       1.31        1.79        1.67
  Unusual charges (Notes 2 & 3).............................      (4.94)         --          --
                                                                -------      ------      ------
                                                                  (3.63)       1.79        1.67
                                                                -------      ------      ------
Discontinued Operations (Note 4):
  Income from operations....................................         --          --         .03
  Gain on sale..............................................         --          --         .53
                                                                -------      ------      ------
                                                                     --          --         .56
                                                                -------      ------      ------
                                                                $ (3.63)     $ 1.79      $ 2.23
                                                                =======      ======      ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     STRATEGIC DIRECTION -- MCN's objective is to achieve competitive long-term returns for its shareholders. MCN is pursuing a growth strategy by investing in a diverse portfolio of energy-related projects. Inherent in this portfolio-management strategy is the frequent review of internal and external factors affecting the company's investments. Therefore, the pace of new investments and the disposition of existing assets is subject to change. Reflecting this strategy in 1998, MCN has: realigned the company in order to improve operating efficiencies through a more streamlined organizational structure; decided to sell a significant portion of its E&P oil and gas properties; and reduced its planned capital investment levels to approximately $600 million to $750 million annually, which will be invested primarily in North America. MCN will continue to review the overall mix of its existing portfolio and the level of new investments.

     UNUSUAL CHARGES -- As previously discussed, MCN recorded several unusual charges in 1998, consisting of property write-downs, investment losses and restructuring charges, which reduced 1998 earnings by $389.6 million or $4.94 per share. A detailed discussion of each unusual charge by segment follows:

                                                                        1998
                                                                --------------------
                                                                  NET        DILUTED
                                                                INCOME         EPS
                                                                ------       -------
UNUSUAL CHARGES (in Millions, Except Per Share Amounts)
Diversified Energy:
  Pipelines & Processing (Note 2a)..........................    $ (89.5)     $(1.13)
  Electric Power (Note 3)...................................       (1.6)       (.02)
  Exploration & Production (Note 2b)........................     (275.0)      (3.49)
  Corporate & Other (Note 3)................................       (6.8)       (.09)
                                                                -------      ------
                                                                 (372.9)      (4.73)
Gas Distribution (Note 2c)..................................      (16.7)       (.21)
                                                                -------      ------
                                                                $(389.6)     $(4.94)
                                                                =======      ======

     Pipelines & Processing recorded a $133.8 million pre-tax ($87.0 million net of taxes) write-off of its coal fines project. In June 1998, MCN placed into operation six plants designed to recover particles of coal that are a waste by-product of coal mining and then process the particles to create coal briquettes for sale. The economic viability of the venture is dependent on the briquettes qualifying for synthetic fuel tax credits and MCN's ability to utilize or sell such credits. Although the plants were placed in service by June 30, 1998, the date specified to qualify for the tax credits, operating delays at the plants have significantly increased the possibility that the Internal Revenue Service will challenge the project's eligibility for tax credits. In addition, there is uncertainty as to whether MCN can utilize or sell the credits. Without the credits, the project generates negative cash flows. These factors led to MCN's decision to record an impairment loss equal to the carrying value of the plants, reflecting the likely inability to recover such costs. MCN is currently negotiating the sale of its interest in the coal fines project. Management does not expect proceeds from the sale to be in excess of selling expenses and remediation obligations.

     MCN also recorded an impairment loss of $3.9 million pre-tax ($2.5 million net of taxes) relating to an acquired out-of-service pipeline in Michigan. This pipeline was acquired for future development, along with related easements and rights-of-way. In connection with certain lease renewal options, MCN reviewed the business alternatives for these assets and determined that their development is unlikely. Accordingly, MCN has recorded an impairment loss equal to the carrying value of these assets.

     Electric Power recorded a $2.5 million pre-tax ($1.6 million net of taxes) restructuring charge related to certain international power projects. The charge was incurred as a result of refocusing MCN's strategic plan, particularly to exit certain international power projects and to limit future capital investments in developing countries to projects where it has existing commitments.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     Exploration & Production recorded write-downs in the second and third quarter of 1998 totaling $416.9 million pre-tax ($271.0 million net of taxes) to reflect the impact of low oil and gas prices as well as the under-performance of certain oil and gas properties. The E&P business recognized the write-downs under the full cost method of accounting as prescribed by the Securities and Exchange Commission (SEC). Under the full cost method of accounting, E&P's capitalized exploration and development costs at September 30, 1998 and June 30, 1998 exceeded the full cost "ceiling," resulting in the excess being written off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves and the lower of cost or estimated fair value of unproved properties, net of related income tax effects. Future net cash flows are required to be estimated based on end-of-quarter prices and costs, unless contractual arrangements exist, even if any price decline is temporary. A significant portion of the write-down was due to lower-than-expected exploratory drilling results.

     In 1998, MCN also recognized a $6.1 million pre-tax loss ($4.0 million net of taxes) from the write-down of an investment in the common stock of an E&P company. The loss was due to a decline in the fair value of the securities that is not considered temporary.

     Subsequent to the issuance of the 1998 Annual Report on Form 10-K/A, the E&P segment recorded several unusual charges in 1999 (Note 4a). Included in these unusual charges for 1999 was the $68.8 million pre-tax ($44.7 million net of taxes) loss on the sale of the Western and Midcontinent/Gulf Coast properties. Proceeds from the sale of these properties totaled approximately $265 million. At December 31, 1998, the Western and Midcontinent/Gulf Coast properties had 360 billion cubic feet equivalent of proven reserves. MCN will continue selling other non-Michigan E&P oil and gas properties. Additionally, in the second quarter of 1999, MCN recognized a $52.0 million pre-tax ($33.8 million net of taxes) write-down of its gas and oil properties under the full cost method of accounting, due primarily to an unfavorable revision in the timing of production of proved gas and oil reserves as well as reduced expectations of sales proceeds on unproved acreage. Also, MCN recognized an additional $7.5 million pre-tax ($4.9 million net of taxes) write-down of its investment in the common stock of an E&P company during the second quarter of 1999. MCN has no carrying value in this investment after this write-down.

     Corporate & Other recorded a $10.4 million pre-tax ($6.8 million net of taxes) restructuring charge related to the corporate realignment designed to improve operating efficiencies through a more streamlined organizational structure. The realignment includes cost saving initiatives expected to reduce future operating expenses by approximately $15 million per year. The realignment includes the reduction of 37 positions resulting in severance and termination benefits of $4.7 million pre-tax. Also included in the charge was $5.7 million pre-tax relating to net lease expenses and the write-down of fixed assets consisting of leasehold improvements, office equipment and information systems, which are no longer being used by MCN. As of December 31, 1998, payments of $.7 million have been charged against the restructuring accruals relating to severance and termination benefits. These benefits will continue to be paid through 2000. The remaining restructuring costs, primarily for net lease expenses, are expected to be paid over the related lease terms that expire through 2006.

     Gas Distribution recorded a $24.8 million pre-tax ($11.2 million net of taxes and minority interest) write-down of certain gas gathering properties. A new gas reserve analysis was performed to determine the impact of the diversion of certain untreated gas away from the gathering system. This analysis revealed that projected cash flows from the gathering system were not sufficient to cover the system's carrying value. Therefore, an impairment loss was recorded representing the amount by which the carrying value of the system exceeded its estimated fair value.

     MCN also recorded an $8.5 million pre-tax ($5.5 million net of taxes) loss from the write-down of an investment in a Missouri gas distribution company. As a result of MCN's refocused strategic direction, MCN expects to sell this investment in 1999. The write-down represents the amount by which the carrying value exceeded the estimated fair value of the investment.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     DIVERSIFIED ENERGY

     Results impacted by unusual charges, financing costs and low energy prices -- The Diversified Energy group reported a loss in 1998 due to the property write-downs and restructuring charges, as previously discussed. Excluding these unusual items, Diversified Energy's earnings for 1998 declined by $37.4 million from 1997. These results reflect higher financing costs, reduced contributions from the Pipelines & Processing and E&P segments due to low energy prices as well as increased losses from the Energy Marketing segment. Partially offsetting the decreases for 1998 was increased operating and joint venture income posted by the Electric Power segment.

     Earnings for 1997 increased by $20.9 million from 1996, reflecting increased operating and joint venture income from the Pipelines & Processing, Electric Power and E&P segments. Reduced Energy Marketing contributions and higher financing costs partially offset this growth.

                                                                  1998         1997        1996
                                                                  ----         ----        ----
DIVERSIFIED ENERGY OPERATIONS (in Millions)
Operating Revenues*.........................................    $  992.8      $951.3      $734.4
                                                                --------      ------      ------
Operating Expenses*
  Property write-downs (Notes 2a & 2b)......................       554.6          --          --
  Restructuring charges (Note 3)............................        12.9          --          --
  Other.....................................................       989.6       905.7       693.6
                                                                --------      ------      ------
                                                                 1,557.1       905.7       693.6
                                                                --------      ------      ------
Operating Income (Loss).....................................      (564.3)       45.6        40.8
                                                                --------      ------      ------
Equity in Earnings of Joint Ventures........................        61.2        53.1        16.6
                                                                --------      ------      ------
Other Income & (Deductions)*
  Interest income...........................................         5.2         6.7         3.0
  Interest expense..........................................       (54.3)      (32.2)      (28.7)
  Dividends on preferred securities.........................       (36.4)      (31.1)      (12.4)
  Investment loss (Note 2b).................................        (6.1)         --          --
  Other.....................................................        20.2        10.1         5.5
                                                                --------      ------      ------
                                                                   (71.4)      (46.5)      (32.6)
                                                                --------      ------      ------
Income (Loss) Before Income Taxes...........................      (574.5)       52.2        24.8
Income Tax Provision (Benefit)..............................      (216.3)         .1        (6.4)
                                                                --------      ------      ------
Net Income (Loss)
  Before unusual charges....................................        14.7        52.1        31.2
  Unusual charges (Notes 2a, 2b & 3)........................      (372.9)         --          --
                                                                --------      ------      ------
                                                                $ (358.2)     $ 52.1      $ 31.2
                                                                ========      ======      ======

-------------------------
* Includes intercompany transactions

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

OPERATING AND JOINT VENTURE INCOME

     Operating and joint venture results, excluding the unusual charges, declined $34.5 million in 1998 and increased $41.3 million in 1997. A discussion of each business segment, its contributions and its outlook follows:

                                                                  1998         1997        1996
                                                                  ----         ----        ----
OPERATING AND JOINT VENTURE INCOME (LOSS) (in Millions)
Before Unusual Charges:
  Pipelines & Processing....................................    $   21.4      $ 29.1      $ 10.7
  Electric Power............................................        26.0        18.1         4.6
  Energy Marketing..........................................        (3.6)       (2.3)        9.4
  Exploration & Production..................................        29.0        58.1        33.2
  Corporate & Other.........................................        (8.6)       (4.3)        (.5)
                                                                --------      ------      ------
                                                                    64.2        98.7        57.4
Unusual Charges (Notes 2a, 2b & 3)..........................      (567.3)         --          --
                                                                --------      ------      ------
                                                                $ (503.1)     $ 98.7      $ 57.4
                                                                ========      ======      ======

     PIPELINES & PROCESSING owns and invests in pipeline, gathering, processing and related facilities in major supply areas, including the Midwest/Appalachia, Midcontinent/Gulf Coast and Rocky Mountain regions.

     Pipelines & Processing operating and joint venture income, excluding the write-offs, decreased $7.7 million in 1998. This decrease reflects lower contributions from MCN's 25% interest in Lyondell Methanol Company, L.P. (Lyondell), a limited partnership that owns a 248 million gallon-per-year methanol production plant in Texas. Earnings from Lyondell reflect an approximate 40% decrease in methanol prices during 1998 resulting in a $13 million unfavorable impact on joint venture income as compared to 1997. In addition, the Pipelines & Processing segment incurred $9.1 million of operating losses in 1998 related to the start up of the coal fines project. As discussed earlier, the coal fines project was written-off during 1998 and is not expected to have a significant impact on future earnings. Partially offsetting the effect of lower methanol prices and coal fines losses were increased contributions from gas pipeline and processing ventures.

     Transportation volumes increased 59.5 Bcf or over 50% as a result of the acquisition and expansion of pipeline facilities during 1997 and 1998. Gas processed to remove carbon dioxide (CO(2)) increased 6.1 Bcf or 14% in 1998 and decreased slightly in 1997. Gas processed to remove natural gas liquids (NGL) more than doubled, increasing 23.3 Bcf and 14.4 Bcf in 1998 and 1997, respectively, due to the acquisition of processing facilities since 1996.

                                                                1998       1997       1996
                                                                ----       ----       ----
PIPELINES & PROCESSING STATISTICS*
Methanol Produced (million gallons).........................     60.4       60.8      10.5
Transportation (Bcf)........................................    175.5      116.0      86.4
Gas Processed (Bcf)
  CO(2) treatment...........................................     48.9       42.8      44.2
  NGL removal...............................................     45.1       21.8       7.4

-------------------------
* Includes MCN's share of joint ventures

     Operating and joint venture income increased by $18.4 million in 1997, primarily reflecting income from the late 1996 acquisition of MCN's interest in Lyondell. Additionally, Lyondell benefited from strong methanol prices during 1997. Results for 1997 also reflect income from a 29.6 Bcf or 34% increase in transportation volumes resulting from the acquisition and expansion of pipeline facilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

METHANOL PRICES*
per Gallon
[METHANOL PRICE CHART]

YEAR                                                                        METHANOL PRICES
----                                                                        ---------------
96                                                                               0.44
97                                                                               0.58
98                                                                               0.36

    * Estimated U.S. Gulf average

     Outlook -- Pipelines & Processing's expansion strategy will continue to focus on investing in natural gas and gas liquid gathering, processing and transmission facilities near areas of rapid reserve development or growing consumer markets. This business segment acquired or advanced several pipeline and processing ventures in 1998 that are expected to contribute to future operating results. MCN has a 35% joint venture interest in Dauphin Island Gathering Partners (DIGP), which is proceeding with the second phase of its expansion. The expansion is expected to be completed during the first quarter of 1999 and will increase the throughput capacity of the system to 1.1 billion cubic feet per day (Bcf/d). Also, the Mobile Bay Processing Partners joint venture has constructed a 600 million cubic feet per day (MMcf/d) gas processing plant at the Dauphin Island system's onshore terminus in Alabama. MCN owns 43% of this venture, which is expected to be in service in the first quarter of 1999. In addition, MCN has partnership interests in three interstate pipeline projects. Portland Natural Gas Transmission System (Portland), Millennium Pipeline and Vector Pipeline will transport Canadian and U.S. natural gas volumes into the Northeast and Southeast U.S. markets. MCN has a 21.4% interest in the Portland system, a 292-mile pipeline that will transport up to 360 MMcf/d and is expected to be in-service in early 1999. MCN has a 10.5% interest in the 442-mile Millennium Pipeline that will have the capacity to transport 700 MMcf/d. MCN also has a 25% interest in the 343-mile Vector Pipeline that is expected to transport up to 1 Bcf/d. Both the Millennium and Vector Pipelines are subject to regulatory approval and sufficient market development.

     MCN's Pipelines & Processing segment also has a 75% interest in an asphalt manufacturing partnership that has completed construction of a plant designed to produce annually up to 100,000 tons of high-quality asphalt. Additional manufacturing plants may be built if market conditions warrant. During 1998, MCN acquired a 49.9% interest in an asphalt distribution operation.

     Pipelines & Processing's future operating results are expected to be favorably affected by an increase in gas volumes transported and processed as well as an increase in asphalt manufactured and sold. Future results will also be impacted by changes in gas processing margins, methanol and asphalt prices, and transportation and gathering rates. Gas processing margins and methanol prices were significantly lower in 1998 than in the past few years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     ELECTRIC POWER holds joint venture interests in electric power generation and distribution facilities in the United States, India and Nepal. Electric Power also provides fuel management services and supplies gas to power generation facilities under long-term sales contracts.

     Electric Power operating and joint venture results, excluding restructuring charges, increased $7.9 million in 1998 and $13.5 million in 1997. The increased earnings for 1998 and 1997 reflect contributions from Midland Cogeneration Venture L.P. (MCV), a limited partnership that owns a gas-fired cogeneration facility capable of producing up to 1,370 megawatts (MW) of electricity and 1.35 million pounds per hour of process steam. MCN acquired an initial 18% interest in MCV in the 1997 second quarter and an additional 5% interest in MCV in June 1998. In addition, earnings from MCV for 1997 include a favorable $2.8 million pre-tax adjustment resulting from a change in accounting for property taxes.

ELECTRICITY SALES*
[ELECTRICITY SALES GRAPH]

                                                                      DOMESTIC AND INTERNATIONAL
                                                                      --------------------------
96                                                                               708.9
97                                                                              1843.3
98                                                                                3805

* Includes MCN's share of joint ventures

     Also contributing to the 1998 and 1997 results were higher earnings from MCN's 50%-owned, 123 MW Michigan Power cogeneration facility and contributions from the 1997 acquisition of a 40% interest in Torrent Power Limited (TPL), an Indian joint venture. Improved earnings from the Michigan Power facility are due to a higher electricity sales rate under its long-term sales contract. TPL holds minority interests in two electric distribution companies and a power generation project in the state of Gujarat, India. The power generation project was formed to build, own and operate a 655 MW dual-fuel facility. This facility began partial operations in December 1997, and became fully operational in late 1998.

     Outlook -- MCN intends to expand its Electric Power business, primarily in projects in North America. Under its refocused strategic plan, MCN has exited certain international power projects and plans to limit future capital investments in developing countries to projects where it has existing commitments. In February 1999, MCN reached an agreement to sell its interest in TPL for approximately $130 million (Note 5b). The sale is subject to certain regulatory approvals and is expected to be completed by the third quarter of 1999. MCN will continue to pursue opportunities to acquire and sell properties in order to optimize its portfolio.

     The Michigan Public Service Commission (MPSC) has issued its final order regarding electric restructuring, which is being appealed. MCN has investments in three Michigan electric power generation facilities that could be impacted by electric restructuring.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     A number of projects were advanced or acquired in 1998 and are expected to contribute to future results. In October 1998, MCN acquired a 48% interest in the Carson cogeneration project, a 42 MW gas-fired cogeneration plant in California. The plant sells electricity and steam under separate long-term contracts. In addition, MCN has a 43% interest in the Mobile Bay cogeneration project, a 40 MW natural gas-fired plant, which is expected to be placed into service in the first quarter of 1999. In December 1997, MCN acquired a 65% interest in a 36 MW hydroelectric power plant in Nepal. Construction on the $98 million project began in early 1997 and is scheduled to be completed in early 2000. MCN also has a 95% interest in the Cobisa-Person Power project, a joint venture that will build, own and operate a 140 MW power plant in Albuquerque, New Mexico. This gas-fired peaking plant is expected to be in service by mid-2000.

     Foreign currency translation adjustments relating to MCN's international equity investments are included in Accumulated Other Comprehensive Loss, a component of Common Shareholders' Equity. The foreign currency translation adjustment through December 1998 primarily relates to the U.S. dollar and Indian rupee exchange rate fluctuations from the TPL investment. MCN's financial statements will continue to be affected by currency exchange rate fluctuations. However, the expected sale of MCN's interest in TPL will significantly reduce its foreign currency risk.

     ENERGY MARKETING sells premium, reliable, primarily bundled energy services to large-volume customers in the Midwest, Gulf Coast and Northeast United States and eastern Canada. In addition, the segment holds market-area storage capacity that adds value to its energy marketing activities.

     Energy Marketing operating and joint venture loss increased $1.3 million in 1998. The increased loss in 1998 primarily reflects unrealized losses associated with trading activities (Note 1b) and higher gas storage costs, partially offset by higher earnings from a significant increase in gas sales volumes. Additionally, the earnings comparison was affected as a result of 1997 including $2.2 million of contributions from Energy Marketing's 25% interest in a gas storage project that was sold in December 1997. Operating and joint venture income for 1997 decreased $11.7 million due to lower gas sales margins as well as higher costs for storage capacity, which enhances Energy Marketing's ability to offer reliable gas supply during peak winter months.

GAS SALES & EXCHANGE GAS DELIVERIES*
in Bcf
[GAS SALES & EXCHANGE GAS DELIVERIES GRAPH]

YEAR                                                             GAS SALES & EXCHANGE GAS DELIVERIES*
----                                                             ------------------------------------
96                                                                               241.5
97                                                                               358.8
98                                                                               465.7

* Includes MCN's share of joint ventures

     Energy Marketing's total gas sales and exchange deliveries increased 106.9 Bcf or 30% during 1998 and 117.3 Bcf or 49% for 1997. The increase in Energy Marketing's gas sales volumes was driven by additional

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

sales in each of the company's market regions. Under exchange gas contracts, Energy Marketing accepts gas from customers or delivers gas to customers, and gas is returned during a subsequent period.

     MCN has a 50% interest in a joint venture storage project that owns a 10 Bcf storage facility. This storage facility is utilized by MCN's Energy Marketing unit, in conjunction with third-party storage and pipeline capacity, to enhance its ability to provide reliable gas sales and exchange gas services.

     Outlook -- MCN will focus on growing its Energy Marketing segment through expansion of its coverage within existing markets as well as by entering new markets through strategic alliances with other energy providers. Enhanced by its ability to provide reliable and custom-tailored bundled services to large-volume end users and utilities, MCN is positioned to capitalize on opportunities to further expand its market base into the Northeast and Midwest United States and eastern Canada.

     MCN is in the process of converting a depleted natural gas reservoir into a 42 Bcf storage facility. The storage field is expected to be completed by mid-1999 and, therefore to be available for the 1999-2000 winter heating season. The storage field will support Energy Marketing's operations by enhancing its ability to offer a reliable gas supply during peak winter months.

     EXPLORATION & PRODUCTION is engaged in natural gas and oil exploration, development and production.

     E&P operating and joint venture income, excluding the write-downs, decreased by $29.1 million in 1998 and increased $24.9 million in 1997. Earnings for the 1998 period reflects a sharp decline in average oil sales prices, partially offset by an increase in average gas sales prices, and a slight decline in the level of gas and oil produced. The 1997 period reflects a significant increase in gas and oil produced due to the development and acquisition of properties, partially offset by a decline in oil sales prices. Results for 1997 also include income from MCN's unconsolidated joint venture which contributed $6.6 million of pre-tax gains from the sale of undeveloped properties.

GAS & OIL PRODUCTION
(in Bcf equivalent)
[GAS & OIL PRODUCTION GRAPH]

GAS & OIL PRODUCTION
(in Bcf equivalent)
[GAS & OIL PRODUCTION GRAPH]

YEAR                                                                        GAS AND OIL
----                                                                        -----------
96                                                                         63.7
97                                                                         98.3
98                                                                         97.9

     Gas and oil production declined .4 billion cubic feet equivalent (Bcfe) in 1998 and increased 34.6 Bcfe or 54% in 1997. E&P operating results reflect average oil sales rates per barrel of $12.58 in 1998, $16.87 in 1997 and $20.18 in 1996. E&P experienced average gas sale rates per thousand cubic feet (Mcf) of $2.04 in 1998, $1.95 in 1997 and $1.96 in 1996. The average gas and oil sales rates include the effect of hedging with

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

commodity swap and futures agreements, which are used to manage Diversified Energy's exposure to the risk of market price fluctuations as discussed in the "Risk Management Strategy" section that follows.

     E&P operating and joint venture income for 1998 also reflects higher production-related expenses and depletion costs which increased per Mcf equivalent by $.11 and $.07, respectively.

     E&P operations have supplemented Diversified Energy's earnings through the generation of gas production tax credits, primarily from production of coalbed methane and Antrim shale gas properties. Tax credits decreased 41% to $10.5 million in 1998, compared to $17.8 million in 1997 and $15.9 million in 1996. The decline in 1998 reflects the sale of Antrim tax credits in mid-1998, whereby the income from such sale is recorded as other income as the credits are generated.

     Outlook -- In August 1999, MCN announced a significantly revised strategic direction. Consistent with this revised strategy, as well as the result of the lowering of the bid for the Michigan E&P properties, MCN will retain its natural gas producing properties in Michigan and continue selling other E&P oil and gas properties. The timing of any sales is dependent upon receiving bids that reflect the long-term value of such properties.

     RISK MANAGEMENT STRATEGY -- MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of gas and oil supply and sales agreements. MCN's Energy Marketing business coordinates all of MCN's hedging activities to ensure compliance with risk management policies that are periodically reviewed by MCN's Board of Directors. Certain hedging gains or losses related to gas and oil production are recorded by MCN's E&P operations. Gains and losses on gas and oil production-related hedging transactions that are not recorded by MCN's E&P unit are recorded by Energy Marketing. In late 1998, MCN began entering into offsetting positions for existing hedges of gas and oil production from properties that are expected to be sold in 1999. MCN's risk management strategy is being revised to reflect the change in its business that will result from selling a significant portion of its E&P properties.

     CORPORATE & OTHER operating and joint venture losses, excluding restructuring charges, increased $4.3 million in 1998 and $3.8 million in 1997. The results reflect increased administrative expenses associated with corporate management activities. The Diversified Energy group was charged a larger portion of such expenses beginning in 1997, to reflect its larger percentage of MCN. Operating and joint venture losses in 1998 were partially offset by adjustments necessary to reduce or eliminate accruals for employee incentive awards that are based on MCN's operating or stock-price performance. The 1996 results benefited from a $1.7 million pre-tax gain from the sale of land by a 50%-owned real estate joint venture.

OTHER INCOME AND DEDUCTIONS

     Other income and deductions increased $24.9 million in 1998 and $13.9 million in 1997. The increases reflect higher dividends resulting from the issuance of $332 million of preferred securities in 1997 and $80 million of preferred securities in 1996. All periods also reflect higher interest costs on increased borrowings required to finance capital investments in the Diversified Energy group. In addition, 1998 reflects an unusual charge of $6.1 million representing the write-down of an investment in the common stock of an E&P company, as previously discussed.

     Other income and deductions comparisons also were affected by several gains from the sale of properties. In 1998, a $6.0 million pre-tax gain was recorded from the sale of certain gas sales contracts and a $3.9 million pre-tax gain was recorded from the sale of a 50% interest in the 30 MW Ada cogeneration facility. Other income and deductions for 1997 included a $3.2 million pre-tax gain from the December 1997 sale of Diversified Energy's 25% interest in a gas storage project, a $2.5 million pre-tax gain from the sale of pipeline assets as well as gains related to DIGP. In a series of transactions during 1996, MCN sold 64% of its 99%

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

interest in the DIGP partnership, resulting in pre-tax gains totaling $8.8 million, of which $2.4 million was deferred until 1997 when a related option agreement expired unexercised.

     Additionally, other income and deductions in 1998 include $7.4 million of income from a tax credit sale transaction, whereby MCN records income from such sale as the credits are generated by the purchaser.

INCOME TAXES

     Income taxes decreased in 1998 and increased in 1997. Income taxes were impacted by variations in pre-tax earnings. Income tax comparisons were also affected by tax credits recorded in all periods and stock-related tax benefits recorded in 1998, as well as the generation of foreign income in 1998 that was not subject to U.S. or foreign tax provisions.

     GAS DISTRIBUTION

     Results reflect unusual charges, warmer weather and cost-saving initiatives -- Gas Distribution's earnings for 1998 were affected by the property write-down and investment loss, as previously discussed. Excluding these unusual charges, the Gas Distribution group reported 1998 earnings of $88.4 million, an improvement of $7.3 million over 1997. Earnings for 1997 were $81.1 million, representing a slight decrease from 1996. Earnings comparisons were impacted by variations in weather and cost-saving initiatives resulting in

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

significantly lower operating costs. These cost-saving initiatives allowed the Gas Distribution group to continue its record of solid financial performance, producing returns on equity of 11.0% in 1998 and 13.2% in 1997.

                                                                  1998          1997          1996
                                                                  ----          ----          ----
GAS DISTRIBUTION OPERATIONS (in Millions)
Operating Revenues*
  Gas sales.................................................    $  838.9      $1,080.1      $1,102.9
  End user transportation...................................        82.3          84.7          82.5
  Intermediate transportation...............................        63.2          55.2          48.6
  Other.....................................................        67.4          51.3          42.3
                                                                --------      --------      --------
                                                                 1,051.8       1,271.3       1,276.3
Cost of Gas.................................................       462.1         642.0         646.3
                                                                --------      --------      --------
Gross Margin................................................       589.7         629.3         630.0
                                                                --------      --------      --------
Other Operating Expenses*
  Operation and maintenance.................................       256.6         286.7         298.4
  Depreciation and depletion................................        93.8         104.4          98.8
  Property and other taxes..................................        56.0          61.3          62.3
  Property write-down (Note 2c).............................        24.8            --            --
                                                                --------      --------      --------
                                                                   431.2         452.4         459.5
                                                                --------      --------      --------
Operating Income............................................       158.5         176.9         170.5
                                                                --------      --------      --------
Equity in Earnings of Joint Ventures........................         1.0           2.5           1.3
                                                                --------      --------      --------
Other Income and (Deductions)*
  Interest income...........................................         5.7           4.7           4.0
  Interest expense..........................................       (57.5)        (54.5)        (48.9)
  Investment loss (Note 2c).................................        (8.5)           --            --
  Minority interest.........................................         5.7          (1.9)         (1.0)
  Other.....................................................         (.2)           .5          (1.8)
                                                                --------      --------      --------
                                                                   (54.8)        (51.2)        (47.7)
                                                                --------      --------      --------
Income Before Income Taxes..................................       104.7         128.2         124.1
Income Tax Provision........................................        33.0          47.1          42.7
                                                                --------      --------      --------
Net Income
  Before unusual charges....................................        88.4          81.1          81.4
  Unusual charges (Note 2c).................................       (16.7)           --            --
                                                                --------      --------      --------
                                                                $   71.7      $   81.1      $   81.4
                                                                ========      ========      ========

-------------------------

* Includes intercompany transactions

GROSS MARGIN

     Gross margins reflect abnormally warm weather -- Gas Distribution gross margin (operating revenues less cost of gas) decreased $39.6 million and $.7 million in 1998 and 1997, respectively, reflecting changes in gas sales and end user transportation deliveries due primarily to abnormally warm weather in 1998 and significantly colder weather in 1996. Additionally, gross margins in 1998 and 1997 were favorably affected by

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

the continued growth in intermediate transportation services as well as increased other operating revenues resulting from providing gas-related services.

                                                                 1998       1997      1996
                                                                 ----       ----      ----
EFFECT OF WEATHER ON GAS MARKETS AND EARNINGS
Percentage Colder (Warmer) Than Normal......................     (19.3)%      .8%       5.4%
Increase (Decrease) From Normal in:
  Gas markets (in Bcf)......................................     (40.3)       .6       10.9
  Net income (in Millions)..................................    $(35.3)     $ .5      $ 9.9
  Diluted earnings per share................................    $ (.45)     $.01      $ .15

     GAS SALES AND END USER TRANSPORTATION revenues in total decreased $243.6 million in 1998 and $20.6 million in 1997. Revenues were affected by fluctuations in gas sales and end user transportation deliveries that decreased by 41.7 Bcf to 312.5 Bcf in 1998 and decreased by 13.7 Bcf to 354.2 Bcf in 1997. The decreases in gas sales and end user transportation deliveries for both periods were due primarily to weather, which was 20.1% warmer in 1998 and 4.6% warmer in 1997 compared to the previous years. The decrease in revenues in 1998 also reflects a reduction in gas sales rates resulting from lower gas costs. The impact of reduced gas sales and transportation deliveries in 1997 was partially offset by an increase in gas sales rates due to higher gas costs. As discussed in the "Cost of Gas" section that follows, Gas Distribution's sales rates through the end of 1998 were set to recover all of its reasonably and prudently incurred gas costs. Therefore, the effect of any fluctuations in cost of gas sold was substantially offset by a change in gas sales revenues.

     End user transportation services are provided to large-volume commercial and industrial customers who purchase gas directly from producers and brokers, including MCN's Energy Marketing business, and contract with MichCon to transport the gas to their facilities. Gas Distribution continues to enter into multi-year, competitively priced transportation agreements with large-volume users to maintain these gas markets over the long term.

GAS DISTRIBUTION VOLUMES/GROSS MARGIN COMPARISON
[GAS DISTRIBUTION VOLUMES/GROSS MARGIN COMPARISON GRAPH]

                                  [BAR GRAPH]

                  Volumes           Gross Margins
Year              In Bcf            In Millions
----              -------           -------------
96                895.4             $  630.0
                                    $  614.8*
97                940.7             $  629.3
                                    $  628.6*
98                850.0             $  589.7
                                    $  644.0*


-  Gas Sales
-  End User Transportation
-  Intermediate Transportation
-  Other
-  Total Margins Weather Normalized

* Total Margins Weather Normalized

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     INTERMEDIATE TRANSPORTATION revenues increased by $8.0 million and $6.6 million in 1998 and 1997, respectively, due in part to increased fees generated from the transfer of gas title among and between intermediate transportation service users and various gas owners. Intermediate transportation is a gas delivery service provided to gas producers, gas brokers and other gas companies that own the natural gas but are not the ultimate consumers.

     Although intermediate transportation revenues increased in 1998, volumes delivered decreased 49.0 Bcf to 537.5 Bcf. Intermediate transportation deliveries increased in 1997 by 59.0 Bcf to 586.5 Bcf. The decrease in intermediate transportation deliveries in 1998 reflects lower off-system demand caused by the warmer weather and lower volumes transported for fixed-fee customers. Although transported volumes for fixed-fee customers may fluctuate, revenues from such customers are not affected. Intermediate transportation revenues and volumes delivered for both 1998 and 1997 reflect additional Antrim gas volumes transported for Michigan gas producers and brokers. There has been a significant increase in Michigan Antrim gas production over the past several years, resulting in a growing demand by gas producers and brokers for intermediate transportation services. In order to meet the increased demand, Gas Distribution expanded the transportation capacity of its northern Michigan gathering system in 1996. In December 1997, MichCon purchased an existing pipeline system and further expanded the capacity of this system. Although intermediate transportation volumes are a significant part of Gas Distribution's total markets, profit margins on this service are considerably less than margins on gas sales or for end user transportation services.

     OTHER OPERATING REVENUES increased $16.1 million in 1998 and $9.0 million in 1997. The improvement in both periods is due in part to an increase in late payment fees, appliance maintenance services and other gas-related services. The comparisons are also impacted by unfavorable adjustments in 1997 and 1996 related to the discontinuance of MichCon's energy conservation programs.

COST OF GAS

     Cost of gas is affected by variations in sales volumes and the costs of purchased gas as well as related transportation costs. Under the Gas Cost Recovery (GCR) mechanism in effect through 1998 (Note 7b), MichCon adjusted its sales rates to recover all of its reasonably and prudently incurred gas costs. Therefore, fluctuations in cost of gas sold had little effect on gross margins.

     Cost of gas sold decreased by $179.9 million in 1998 and by $4.3 million in 1997 as a result of lower sales volumes, primarily due to warmer weather. The decrease in 1998 also reflects lower prices paid for gas purchased of $.40 (13%) per thousand cubic feet (Mcf). Additionally, the decrease in 1997 was impacted by supplier refunds, partially offset by higher prices paid for gas purchased of $.19 per Mcf (7%).

OTHER OPERATING EXPENSES

     OPERATION AND MAINTENANCE expenses declined by $30.1 million or 10% in 1998 and $11.7 million or 4% in 1997. These reductions reflect management's continuing efforts to control operating costs. More specifically, the reductions for both 1998 and 1997 reflect lower benefit costs, primarily pension and retiree healthcare costs, as well as lower uncollectible gas accounts expense.

     Gas Distribution has streamlined its organizational structure over the past several years while increasing its customer base and expanding energy services to customers. MichCon implemented an early retirement program in early 1998 that reduced its net workforce by approximately 175 employees or 6%. The cost of the program and the related savings were largely offsetting in 1998 but will contribute to lower operating costs in future years. Since 1995, the number of Gas Distribution employees has declined by 410 or 13%, while the number of customers has increased over 30,000 or 3%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

GAS DISTRIBUTION -- NUMBER OF CUSTOMERS SERVED PER EMPLOYEE
[GAS DISTRIBUTION/NUMBER OF CUSTOMERS SERVED PER EMPLOYEE GRAPH]

                                                              GAS DISTRIBUTION - NUMBER OF CUSTOMERS SERVED
YEAR                                                                           PER EMPLOYEE
----                                                          ---------------------------------------------
96                                                                                 380
97                                                                                 409
98                                                                                 435

     Gas Distribution's uncollectible gas accounts expense declined by $8.7 million in 1998 and $5.7 million in 1997 reflecting the impact of warmer weather on accounts receivable balances, the successful implementation of a more aggressive collection program as well as increased home heating assistance funding obtained by low-income customers.

     Gas Distribution's uncollectible gas accounts expense is directly affected by the level of government funded heating assistance its qualifying customers receive. The State of Michigan provides this assistance in the form of Michigan Home Heating Credits that are funded almost exclusively by the Federal Low-Income Home Energy Assistance Program (LIHEAP). Congress approved funding for the 1997 and 1998 fiscal years at $1 billion and $1.1 billion, respectively, compared to funding of $.9 billion for the 1996 fiscal year. The State of Michigan's share of LIHEAP funds was decreased from $64 million in fiscal year 1997 to $54 million in 1998. Gas Distribution received $13.4 million of these funds in 1998, $.7 million more than in 1997. Home Heating Credits assisted 73,000 Gas Distribution customers in 1998, compared to 83,000 in 1997. During 1998, Congress approved a budget that maintains federal LIHEAP funding at $1.1 billion for fiscal year ending September 1999. Any future change in this funding may impact Gas Distribution's uncollectible gas accounts expense.

     DEPRECIATION AND DEPLETION decreased by $10.6 million in 1998 and increased by $5.6 million in 1997. The decrease in 1998 resulted from lower depreciation rates for MichCon's utility property, plant and equipment that became effective in January 1998. Depreciation on higher plant balances partially offset the 1998 rate decrease and resulted in the increase in 1997. The higher plant balances reflect capital expenditures of $158.0 million in 1998 and $157.7 million in 1997.

     PROPERTY AND OTHER TAXES decreased by $5.3 million in 1998 and $1.0 million in 1997. The decreases for both 1998 and 1997 are attributable to lower property taxes based on pending appeals of personal property tax assessments. If Gas Distribution is unsuccessful in its appeals, that outcome is not expected to have a significant adverse effect on its results of operations. The decrease in 1998 is also due to lower Michigan Single Business taxes resulting from a decrease in taxable income. Property and other taxes increased in 1996 as a result of higher plant balances.

     PROPERTY WRITE-DOWN of $24.8 million in 1998 reflects the impairment of a Michigan gas gathering system (Note 2c).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

EQUITY IN EARNINGS OF JOINT VENTURES

     Earnings from joint ventures decreased $1.5 million in 1998 due to increased losses from Gas Distribution's 47.5% interest in a Missouri gas distribution company that is expected to be sold in 1999. Earnings from joint ventures in 1997 increased $1.2 million reflecting increased contributions from the Blue Lake gas storage project as a result of reduced operating and financing costs.

OTHER INCOME AND DEDUCTIONS

     Other income and deductions increased $3.6 million in 1998 and $3.5 million in 1997. The increases reflect higher interest costs on increased borrowings required to finance capital investments. MichCon issued $150 million of first mortgage bonds in 1998 and $85 million of first mortgage bonds in 1997. Additionally, non-utility subsidiaries of MichCon borrowed $40 million in 1997 under a nonrecourse credit agreement. Accordingly, interest expense increased $3.0 million in 1998 and $5.6 million in 1997. Other income and deductions in 1998 were also impacted by an unusual charge to write-down the investment in a small natural-gas distribution company located in Missouri. Partially offsetting these increases in 1998 was a change in minority interest reflecting joint venture partner's share of the write-down of certain gas gathering properties (Note 2c). Other income and deductions in 1998 were also affected by a gain recorded from the sale of land as well as by an increase in the capitalization of the cost of equity funds used during construction resulting from higher construction balances.

INCOME TAXES

     Income taxes decreased in 1998 and increased in 1997. Income tax comparisons were affected by variations in pre-tax earnings and by 1998 tax credits and a provision for tax issues. Income taxes in 1997 and 1996 include amounts for the favorable resolution of prior years' tax issues and tax credits.

ENVIRONMENTAL MATTERS

     Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

     During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality (MDEQ). None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency (EPA).

     MCN is involved in an administrative proceeding before the EPA regarding one of the former MGP sites. MCN has executed an order with the EPA, pursuant to which MCN is legally obligated to investigate and remediate the MGP site. MCN is remediating five of the former MGP sites and conducting more extensive investigations at four other former MGP sites. In 1998, MichCon completed the remediation of one of the former MGP sites, which was confirmed by the MDEQ. Additionally, the MDEQ has determined with respect to one other former MGP site that MichCon is not a responsible party for the purpose of assessing remediation expenditures.

     In 1984, MCN established an $11.7 million reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

     MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation activities for

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

these sites could range from $30 million to $170 million based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of $35 million during 1995.

     MCN notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. MCN concluded settlement negotiations with certain carriers in 1996 and 1997 and has received payments from several carriers. In October 1997, MCN filed suit against major nonsettling carriers seeking recovery of incurred costs and a declaratory judgment of the carriers' liability for future costs of environmental investigation and remediation costs at former MGP sites. Discovery is ongoing in the case, and a preliminary trial date has been scheduled for August 1999.

     During 1998, 1997, and 1996, MCN spent $1.6 million, $.8 million and $.9 million, respectively, investigating and remediating these former MGP sites. At December 31, 1998, the reserve balance is $35.1 million, of which $.1 million is classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

     In 1998, MichCon received written notification from ANR Pipeline Company
(ANR) alleging that MichCon has responsibility for a portion of the costs associated with responding to environmental conditions present at a natural gas storage field in Michigan currently owned and operated by an affiliate of ANR. At least some portion of the natural gas storage field was formerly owned by MichCon. MichCon is evaluating ANR's allegations to determine whether and to what extent, if any, it may have legal responsibility for these costs. Management does not believe this matter will have a material impact on MCN's financial statements.

OUTLOOK

     Gas Distribution's strategy is to expand its role as the preferred provider of natural gas and high-value energy services within Michigan. Accordingly, Gas Distribution's objectives are to grow its revenues and control its costs in order to deliver strong shareholder returns and provide customers high-quality service at competitive prices. Revenue growth will be achieved through initiatives to expand Gas Distribution's 900 Bcf of gas markets, its 1.2 million residential, commercial and industrial customer base, as well as by providing new energy-related services that capitalize on its expertise, capabilities and efficient systems.

     Gas Distribution expects to provide natural gas to approximately 13,000 new customers in 1999. Gas Distribution's market share for residential heating customers in the communities it serves is approximately 80%. While this saturation rate is high, growth opportunities exist through conversion of existing homes from other fuels as well as from new construction. Gas Distribution continues to expand industrial and commercial markets by aggressively facilitating the use of existing gas technologies and equipment.

     Management is continually assessing ways to improve cost competitiveness. Among other cost saving initiatives, MichCon implemented an early retirement incentive program in 1998 that reduced its net workforce by approximately 6%. Although this program did not have a material impact on 1998 net income, the early retirement of employees is expected to contribute toward reducing operating costs in future years.

     The challenges and opportunities resulting from increased competition in the natural gas industry have been a catalyst for MPSC action in the development of major reforms in utility regulation aimed at giving all customers added choices and more price certainty. The overall package of regulatory changes connected with the gas industry restructuring is expected to generate additional revenue and cost savings opportunities. Gas Distribution is positioning itself to respond to changes in regulation and increased competition by reducing its cost of operations while maintaining a safe and reliable system for customers.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     Gas Distribution plans to capitalize on opportunities resulting from the gas industry restructuring by implementing MichCon's Regulatory Reform Plan, which was approved by the MPSC in April 1998. The plan includes a comprehensive experimental three-year customer choice program that offers all sales customers added choices and greater price certainty. Beginning April 1, 1999, a limited number of customers will have the option of purchasing natural gas from suppliers other than MichCon. However, MichCon will continue to transport and deliver the gas to the customers' premises at prices that maintain its existing sales margins.

     The plan also suspends the GCR mechanism for customers who continue to purchase gas from MichCon and fixes the gas commodity component of MichCon's sales rates at $2.95 per Mcf for the three-year period beginning on January 1, 1999. Prior to 1999, MichCon did not generate earnings on the gas commodity portion of its operations. However, under this plan, changes in the cost of gas will directly impact gross margins and earnings. As part of its gas acquisition strategy, MichCon has entered into firm-price contracts for a substantial portion of its expected gas supply requirements for the next three years. These contracts, coupled with the use of MichCon's storage facilities, will substantially mitigate risks from winter price and volume fluctuations.

     Also beginning in 1999 under the plan, an income sharing mechanism will allow customers to share in profits when actual utility return on equity exceeds predetermined thresholds. Although the plan increases MichCon's risk associated with generating margins that cover its gas costs, management believes this program will have a favorable impact on future earnings. In October 1998, the MPSC denied a request for rehearing and affirmed its approval of the plan. Various parties have appealed the MPSC's decision to the Michigan Court of Appeals.

     Gas Distribution expects to continue growing revenues by offering a variety of energy-related services, which includes appliance maintenance and home safety. Additionally, Gas Distribution began participating in Michigan's $1.2 billion per year heating, ventilation and air conditioning market with the October 1998 acquisition of three companies specializing in the sale, installation and servicing of residential and commercial heating and cooling systems. The acquired companies have total revenues of approximately $20 million per year.

     As described in Note 7a to the consolidated financial statements, MCN's Gas Distribution segment complies with the provisions of Statement of Financial Accounting Standards (SFAS), No. 71, "Accounting for the Effects of Certain Types of Regulation." Future regulatory changes or changes in the competitive environment could result in Gas Distribution discontinuing the application of SFAS No. 71 for all or part of its business and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If Gas Distribution were to discontinue application of SFAS No. 71 for all of its operations as of December 31, 1998, it would have an extraordinary, noncash increase to net income of approximately $63.7 million. Factors that could give rise to the discontinuance of SFAS No. 71 include (1) increasing competition that restricts Gas Distribution's ability to establish prices to recover specific costs, and (2) a significant change in the manner in which rates are set by regulators from cost-based regulation to another form of regulation. Based on a current evaluation of the various factors and conditions that are expected to impact future regulation, management believes currently available facts support the continued application of SFAS No. 71.

     DISCONTINUED OPERATIONS

     In June 1996, MCN completed the sale of its computer operations subsidiary for an adjusted sales price of $132.9 million, resulting in an after-tax gain of $36.2 million (Note 4b).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

                        CAPITAL RESOURCES AND LIQUIDITY

                                                                   1998         1997         1996
                                                                   ----         ----         ----
CASH AND CASH EQUIVALENTS (in Millions)
Cash Flow Provided From (Used For):
  Operating activities......................................      $ 152.7      $ 343.4      $ 198.3
  Financing activities......................................        497.8        522.8        440.4
  Investing activities......................................       (673.0)      (857.2)      (627.5)
                                                                  -------      -------      -------
Net Increase (Decrease) in Cash and Cash Equivalents........      $ (22.5)     $   9.0      $  11.2
                                                                  =======      =======      =======

     OPERATING ACTIVITIES

     MCN's cash flow from operating activities decreased $190.7 million during 1998 and increased $145.1 million during 1997. The decrease during 1998 was due primarily to higher working capital requirements and a decline in earnings, after adjusting for noncash items (depreciation, unusual charges and deferred taxes). The increase in 1997 was primarily the result of lower working capital requirements, as well as higher net income, after adjusting for noncash items and nonoperating gains (Notes 2, 3 and 5e).

     FINANCING ACTIVITIES

     MCN's cash flow from financing activities decreased $25.1 million during 1998. The decrease reflects lower debt and equity issuances, net of debt repayments, in 1998 compared to 1997 as a result of lower capital expenditures and acquisitions. Cash flow from financing activities increased $82.5 million in 1997 as a result of higher issuances of common stock and preferred securities, offset slightly by lower borrowings of long-term debt. The proceeds from the issuances were used to finance higher capital investments during 1997.

     MCN typically relies on commercial paper and bank borrowings to finance capital expenditures on a temporary basis until paid down with the proceeds from the issuance of more permanent capital, such as long-term debt, preferred securities and common stock. However, MCN will rely more on short-term financing and less on permanent capital issuances during 1999. Proceeds from the expected sale of a significant portion of MCN's E&P properties in 1999 will be used to repay commercial paper and bank borrowings. A summary of MCN's significant financing activities for 1998 and financing plans for 1999 follows.

     In late 1998, MCN issued $100 million of preferred securities and borrowed $260 million under a one-year term loan (Note 9). Proceeds were used to reduce commercial paper, to fund capital investments by Diversified Energy and for general corporate purposes. MCN intends to repay the term loan with proceeds from the sale of E&P properties.

     In 1997, MCN sold 9,775,000 shares of common stock in a public offering, generating net proceeds of $276.6 million (Note 11a). In 1997, MCN issued $100 million of Private Institutional Trust Securities (PRINTS) and $100 million of Single Point Remarketed Reset Capital Securities (SPRRCS) (Note 10a). In 1997, MCN also issued 2,645,000 FELINE PRIDES, generating proceeds of $132.3 million (Note 10a). The proceeds from these issuances were invested by MCN in its Diversified Energy group and were used to reduce short-term debt incurred to fund capital investments.

     During 1998, MCN retired the PRINTS early because it determined other forms of financing provide greater flexibility.

     In 1996, MCN issued $80 million of Trust Originated Preferred Securities (TOPrS). Proceeds from the issuance were invested by MCN in its Diversified Energy group and were used to reduce short-term debt incurred to fund capital expenditures, for working capital requirements and for general corporate purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     In April 1996, MCN issued 5,865,000 Preferred Redeemable Increased Dividend Equity Securities (Enhanced PRIDES) (Note 10c). The Enhanced PRIDES are convertible securities that consist of a forward contract under which MCN is obligated to sell, and the Enhanced PRIDES holders are obligated to purchase, $135 million of MCN common stock in April 1999. It is anticipated that proceeds from the conversion of the Enhanced PRIDES will be used to repay Diversified Energy's medium-term notes that mature in May 1999.

     MCN traditionally has issued new shares of common stock pursuant to its Direct Stock Purchase and Dividend Reinvestment Plan and various employee benefit plans. During the 1996-1998 period, MCN issued 3,281,000 shares and generated $55.3 million. Beginning in 1999, shares issued under these plans will be acquired by MCN through open market purchases.

     As of December 1998, MCN had an outstanding shelf registration with approximately $835.9 million remaining to be issued in the form of debt or equity securities.

     The following table sets forth the ratings for securities issued by MCN and its subsidiaries as of June 1999:

                                                              STANDARD                   DUFF &
                                                              & POOR'S      MOODY'S      PHELPS      FITCH
                                                              --------      -------      ------      -----
MCN:
  FELINE PRIDES...........................................      BBB-           Ba1        BBB         BBB
  Enhanced PRIDES.........................................      BBB-          Baa3        BBB         BBB
  Preferred securities....................................      BBB-           Ba1        BBB         BBB
  SPRRCS..................................................      BBB+          Baa3        BBB+        BBB+
MCNIC:
  Commercial paper*.......................................        A2            P3          D2          F2
  Medium-term notes*......................................      BBB           Baa3        BBB+        BBB
MichCon:
  Commercial paper........................................        A2            P1          D1          F1
  First mortgage bonds....................................        A-            A2          A+          A

-------------------------

* Ratings based on MCN support agreement

DIVERSIFIED ENERGY

     In 1998, Diversified Energy issued remarketable debt securities totaling $300 million (Note 9). Proceeds from these issuances were used to reduce short-term debt incurred by the Diversified Energy group to fund capital investments and for general corporate purposes.

     During 1998, a subsidiary of MCN Investment Corporation (MCNIC), currently operating as MCN Energy Enterprises, retired early a $100 million five-year term loan because it determined that other forms of debt financing provide greater flexibility and lower costs.

     In 1998, MCNIC renewed its credit lines, which now allow for borrowings of up to $200 million under a 364-day revolving credit facility and up to $200 million under a three-year revolving credit facility. These facilities support MCNIC's $400 million commercial paper program, which is used to finance capital investments of the Diversified Energy group and working capital requirements of its Energy Marketing operations. At December 31, 1998, commercial paper and bank borrowings of $225.7 million were outstanding under this program.

     In 1997, MCNIC repaid $30 million of senior debt on its stated maturity date and issued $150 million of medium-term notes, using the proceeds to repay short-term debt and for general corporate purposes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     In 1996, MCNIC issued $330 million of medium-term notes, using the proceeds to repay commercial paper balances and for general corporate purposes.

     As of December 1998, MCNIC had an outstanding shelf registration with $620 million remaining to be issued in the form of debt securities.

GAS DISTRIBUTION

     Gas Distribution maintains a relatively consistent amount of cash and cash equivalents through the use of short-term borrowings. Short-term borrowings are normally reduced in the first part of each year as gas inventories are depleted and funds are received from winter heating sales. During the latter part of each year, Gas Distribution's short-term borrowings normally increase as funds are used to finance increases in gas inventories and customer accounts receivable. To meet its seasonal short-term borrowing needs, Gas Distribution normally issues commercial paper that is backed by credit lines with several banks. MichCon has established credit lines to allow for borrowings of up to $150 million under a 364-day revolving credit facility and up to $150 million under a three-year revolving credit facility, both of which were renewed in July 1998. At December 31, 1998, commercial paper of $218.4 million was outstanding under this program.

     During 1998, MichCon issued $150 million of remarketable debt securities (Note 9). Proceeds from these issuances were used to retire first mortgage bonds, fund capital expenditures and for general corporate purposes. Also during 1998, MichCon redeemed through a tender offer $89.7 million and repaid $20 million of first mortgage bonds.

     During 1997, MichCon issued $85 million of first mortgage bonds. The funds from this issuance were used to retire first mortgage bonds, fund capital expenditures and for general corporate purposes. During 1997, nonutility subsidiaries of MichCon borrowed $40 million under a nonrecourse credit agreement that matures in 2005. Proceeds were used to finance the expansion of the northern Michigan gathering system.

     During 1997, MichCon redeemed $17 million of long-term debt and also repaid $50 million of first mortgage bonds.

     During 1996, MichCon issued first mortgage bonds totaling $70 million. The proceeds were used to repay short-term obligations, finance capital expenditures and for general corporate purposes. Also during 1996, MichCon repaid all amounts owing under its Trust Demand Note program and did not renew this program which allowed for borrowings of up to $25 million.

     As of December 1998, MichCon had an outstanding shelf registration with $250 million remaining to be issued in the form of debt securities.

     INVESTING ACTIVITIES

     MCN's cash used for investing activities decreased $184.2 million in 1998 and increased $229.7 million in 1997. The decrease in 1998 was due primarily to lower capital expenditures and acquisitions, partially offset by the repayment of an advance by a Philippine power producer. The 1997 increase reflects higher acquisitions and joint venture investments compared to 1996.

     Capital investments equaled $790.9 million in 1998 compared to $959.6 million in 1997. The 1998 decrease reflects lower acquisitions as well as lower capital expenditures for the E&P properties. Partially offsetting this decrease were significantly higher investments in Pipelines & Processing properties, as well as increased investments in domestic and international power generation projects.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

                                                                   1998        1997        1996
                                                                   ----        ----        ----
CAPITAL INVESTMENTS (in Millions)
Consolidated Capital Expenditures:
  Diversified Energy........................................      $324.8      $405.0      $395.3
  Gas Distribution..........................................       158.0       157.7       215.3
  Discontinued Operations...................................          --          --         6.5
                                                                  ------      ------      ------
                                                                   482.8       562.7       617.1
                                                                  ------      ------      ------
MCN's Share of Joint Venture Capital Expenditures:*
  Pipelines & Processing....................................       219.9       152.2         5.2
  Electric Power............................................        12.0         7.4         5.5
  Energy Marketing..........................................          .8         3.2          .2
  Gas Distribution..........................................          .8         2.6         4.8
  Other.....................................................          .1          .5          .3
                                                                  ------      ------      ------
                                                                   233.6       165.9        16.0
                                                                  ------      ------      ------
Acquisitions:
  Significant...............................................        66.8       231.0       133.2
  Other.....................................................         7.7          --        24.4
                                                                  ------      ------      ------
                                                                    74.5       231.0       157.6
                                                                  ------      ------      ------
Total Capital Investments...................................      $790.9      $959.6      $790.7
                                                                  ======      ======      ======

-------------------------

* A portion of joint venture capital expenditures is financed with joint venture project debt.

     Total capital investments in 1998 were partially funded from the sale of property and joint venture interests that totaled $47 million.

     OUTLOOK

     1999 capital investments estimated at $750 million -- MCN's refocused strategic direction will result in capital investments in future years of approximately $600 million to $750 million annually, allocated approximately 35% within Pipelines & Processing, 40% in Electric Power and 25% within Gas Distribution. MCN intends to grow by investing in a diverse portfolio of energy-related projects, primarily in North America.

     The proposed level of investments for future years will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. MCN's actual capital requirements will depend on proceeds received from the sale of assets. General market conditions will dictate the timing and amount of future issuances. As it expands its business, MCN's capitalization objective is to maintain its credit ratings through a strong balance sheet. Its capitalization objective is a ratio of 50% equity and 50% debt. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

                                   YEAR 2000

     Background -- As a result of computer programs being written using two digits rather than four digits to define the year, any programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This Year 2000 issue, if not addressed, could cause computer systems to malfunction and have a material adverse impact on MCN's operations and business processes. The effects of the Year 2000 issue could be exacerbated as a result of companies' dependence on partners, operators, suppliers and government agencies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

     Plan and State of Readiness -- MCN, aware of the Year 2000 potential impact, initiated a business systems replacement program in 1995. Additionally, MCN established a corporate-wide program in 1997 under the direction of a Year 2000 Project Office. The Year 2000 project is overseen by a vice president of the company who reports regularly to the MCN Chairman and Board of Directors. MCN has also retained the services of expert consultants to evaluate its Year 2000 program, and to independently assess and validate its processes. MCN has implemented a four-phase Year 2000 approach consisting of: i) inventory -- identification of the components of MCN's systems, equipment and facilities; ii) assessment -- assessing Year 2000 readiness and prioritizing the risks of items identified in the inventory phase; iii) remediation -- upgrading, repairing and replacing non-compliant systems, equipment and facilities; and iv) testing -- verifying items remediated. MCN is on schedule to have its mission critical business systems, and measurement and control systems (including embedded microprocessors) Year 2000 ready by mid-1999, as detailed below. MCN's business systems primarily consist of general ledger, payroll, customer billing and inventory control systems and their related hardware. MCN's measurement and control systems primarily consist of the "SCADA" system, which measures and monitors the transportation and distribution of gas, as well as regulators, pressure controls and meters. The estimated completion status of these systems and the projected status for the future follows:

                                                        INVENTORY      ASSESSMENT      REMEDIATION      TESTING
                                                        ---------      ----------      -----------      -------
Business Systems
  December 31, 1998...............................        100%             95%             15%            15%
  March 31, 1999..................................        100%            100%             80%            70%
  June 30, 1999...................................        100%            100%            100%           100%
Measurement and Control Systems
  December 31, 1998...............................         98%             90%             70%            60%
  March 31, 1999..................................        100%            100%             95%            90%
  June 30, 1999...................................        100%            100%            100%           100%

     MCN also has visited key partners, operators and suppliers to review their Year 2000 issues and share information. To the extent that any of these parties experience Year 2000 problems in their systems, MCN's operations may be adversely affected. The majority of MCN's key partners, operators and suppliers have represented to MCN that they have completed their Year 2000 inventory and assessment phases. MCN is continuing to monitor the progress of these key partners, operators and suppliers toward their completion of the remediation and testing phases.

     Cost of Remediation -- Costs associated with the Year 2000 issue are not expected to have a material adverse effect on MCN's results of operation, liquidity or financial condition. The total costs are estimated to be between $5 million and $6 million, of which approximately $3.7 million was incurred through December 1998. This estimate does not include MCN's share of Year 2000 costs that may be incurred by partnerships and joint ventures.

     The anticipated costs are not higher due in part to the ongoing replacement of significant older systems, particularly MichCon's customer information system. MCN has made a substantial investment in new systems that are in process of being installed, as well as those installed over the past few years. The replacement of these systems and the customer information system, in particular, was necessary to maintain a high level of customer satisfaction and to respond to changes in regulation and increased competition within the energy industry. While the system replacements were not accelerated due to Year 2000 issues, MCN expects the new systems to be Year 2000 ready.

     Risk and Contingency Planning -- MCN anticipates a smooth transition to the Year 2000. However, the failure to correct a material Year 2000 problem could result in an interruption in or a failure of certain business activities and operations such as: i) delivery of gas to customers; ii) control and operation of the distribution system by electronic devices; iii) communication with customers for purposes of service calls or

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

inquiries; and iv) timely billing and collection. The risk and impact of such failures is largely dependent on critical vendors and the external infrastructure that includes telecommunications providers, gas suppliers and project partners. The most reasonably likely worst case scenarios would be the extended inability to deliver gas due to the failure of embedded systems in the distribution process or the extended inability to communicate with and respond to customers due to the loss of telecommunications. Such failures could have a material adverse effect on MCN's results of operations, liquidity and financial condition. Due to the uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of key partners, operators, suppliers and government agencies, MCN cannot certify that it will be unaffected by Year 2000 complications. MCN has addressed the Year 2000 risks of its business by prioritizing such risks based on the worst case scenarios and their impact on the business. Focusing first on the safety and welfare of MCN's customers and employees, the following two mission-critical processes were identified: gas supply and distribution, and leak management emergency response.

     While MCN believes it will be able to remediate and test all internal systems that support these processes, it fully recognizes its dependence on partners, operators, suppliers and government agencies. In order to reduce its Year 2000 risk, MCN is developing contingency plans for mission-critical processes in the event of a Year 2000 complication. Through failure scenario identification, MCN's approach is to develop reasonable and practical contingency plans to maintain operations in case of non-performance. Ten contingency planning teams have been established to address specific scenarios and mission critical functions identified in support of the safety and welfare of customers and employees. External suppliers have been contacted for their participation in the contingency planning efforts for gas supply and transportation, and materials management. Contingency plans for several essential gas transmission facilities were tested during December 1998 under a "power outage" scenario and achieved excellent results. Contingency plans will continue to be refined throughout 1999 as MCN works with partners, operators, suppliers and governmental agencies.

                            MARKET RISK INFORMATION

     MCN's primary market risk arises from fluctuations in commodity prices, interest rates and foreign exchange rates. MCN manages commodity price and interest rate risk through the use of various derivative instruments and limits the use of such instruments to hedging activities. If MCN did not use derivative instruments, its exposure to such risk would be higher. A further discussion of MCN's risk management activities is included in Note 14 to the Consolidated Financial Statements.

     COMMODITY PRICE RISK

     MCN's exposure to commodity price risk arises from changes in natural gas, natural gas liquids, oil and methanol prices throughout the United States and in eastern Canada where MCN conducts sales and purchase transactions. MCN closely monitors and manages its exposure to commodity price risk through a variety of risk management techniques. Natural gas and oil futures and swap agreements are used to manage MCN's exposure to the risk of market price fluctuations on gas sale and purchase contracts, natural gas and oil production and gas inventories.

     A sensitivity analysis model was used to calculate the fair values of MCN's natural gas and oil futures and swap agreements utilizing applicable forward commodity rates in effect at December 31, 1998. The sensitivity analysis involved increasing or decreasing the forward rates by a hypothetical 10% and calculating the resulting unfavorable change in the fair values of the gas and oil futures and swap agreements.

     INTEREST RATE RISK

     MCN is subject to interest rate risk in connection with the issuance of variable- and fixed-rate debt and preferred securities. In order to manage interest costs, MCN uses interest rate swap agreements to exchange

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

fixed- and variable-rate interest payment obligations over the life of the agreements without exchange of the underlying principal amounts. MCN's exposure to interest rate risk arises primarily from changes in U.S. Treasury rates and London Inter-Bank Offered Rates (LIBOR).

     A sensitivity analysis model was used to calculate the fair values or cash flows of MCN's debt and preferred securities, as well as its interest rate swaps, utilizing applicable forward interest rates in effect at December 31, 1998. The sensitivity analysis involved increasing or decreasing the forward rates by a hypothetical 10% and calculating the resulting unfavorable change in the fair values or cash flows of the interest rate sensitive instruments.

     The results of the sensitivity model calculations follow:

                                                                       UNFAVORABLE
                                                              AMOUNT    CHANGE IN
                                                              ------   -----------
MARKET RISK (in millions)
Commodity Price Sensitive:*
  Swaps -- pay fixed/receive variable.......................  $ 53.6   Fair Value
         -- pay variable/receive fixed......................  $ 54.0   Fair Value
         -- basis...........................................  $  5.2   Fair Value
  Futures -- Longs..........................................  $  1.9   Fair Value
          -- Shorts.........................................  $   .1   Fair Value
Interest Rate Sensitive:
  Debt -- fixed rate........................................  $121.4   Fair Value
        -- variable rate....................................  $   .6    Cash Flow
  Swaps -- pay fixed/receive variable.......................  $   .2   Fair Value
         -- pay variable/receive fixed......................  $  2.8   Fair Value

-------------------------
* Includes only the risk related to the derivative instruments that serve as hedges and does not include the related underlying hedged item.

     As discussed in Note 1b to the Consolidated Financial Statements, MCN's non-utility energy marketing subsidiary entered into unauthorized gas purchase and sale contracts for trading purposes. MCN is exposed to natural gas price risk on such contracts that have not been effectively closed. At December 31, 1998, a 10% unfavorable change in basis would have reduced the fair value of such open contracts that totaled 44 Bcf by $1.2 million. A 10% favorable change in basis would have increased the fair value of such contracts by a corresponding amount.

     FOREIGN CURRENCY RISK

     MCN is subject to foreign currency risk as a result of its investments in foreign joint ventures, which are primarily located in India. MCN's foreign currency risk arises from changes in the U.S. dollar and Indian rupee exchange rates. MCN does not hedge its foreign currency risk and therefore will continue to be affected by foreign currency exchange rate fluctuations. However, the expected sale of MCN's interest in an Indian joint venture will significantly reduce its foreign currency risk (Note 5b).

                         NEW ACCOUNTING PRONOUNCEMENTS

     Computer Software -- In March 1998, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires the capitalization of internal-use software and specifically identifies which costs should be capitalized and which

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONCLUDED)

costs should be expensed. The statement is effective for fiscal years beginning after December 15, 1998. Management does not expect the SOP to have a material impact on MCN's financial statements.

     Start-Up Activities -- In April 1998, the AcSEC issued SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-5 requires start-up and organizational costs to be expensed as incurred and is effective for fiscal years beginning after December 15, 1998. Management does not expect the SOP to have a material impact on MCN's financial statements.

     Derivative and Hedging Activities -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. SFAS No. 133 expands the definition of the types of contracts considered derivatives, requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair value and sets forth conditions in which a derivative instrument may be designated as a hedge. The statement requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded to other comprehensive income or to offset related results on the hedged item in earnings.

     MCN manages commodity price risk and interest rate risk through the use of various derivative instruments and predominantly limits the use of such instruments to hedging activities. The effects of SFAS No. 133 on MCN's financial statements are subject to fluctuations in the market value of hedging contracts which are, in turn, affected by variations in gas and oil prices and in interest rates. Management cannot quantify the effects of adopting SFAS No. 133 at this time.

     Energy Trading Activities -- In November 1998, the Emerging Issues Task Force reached consensus on Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities" (EITF 98-10), effective for fiscal years beginning after December 15, 1998. EITF 98-10 requires all energy trading contracts to be recognized in the balance sheet as either assets or liabilities measured at their fair value, with changes in fair value recognized currently in earnings. Management does not expect EITF 98-10 to have a material impact on MCN's financial statements.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements. Factors that may impact forward-looking statements include, but are not limited to, the following: (i) the effects of weather and other natural phenomena; (ii) increased competition from other energy suppliers as well as alternative forms of energy; (iii) the capital intensive nature of MCN's business; (iv) economic climate and growth in the geographic areas in which MCN does business; (v) the uncertainty of gas and oil reserve estimates; (vi) the timing and extent of changes in commodity prices for natural gas, natural gas liquids, methanol, electricity and crude oil; (vii) the nature, availability and projected profitability of potential projects and other investments available to MCN; (viii) conditions of capital markets and equity markets; (ix) changes in the economic and political climate and currencies of foreign countries where MCN has invested or may invest in the future; (x) the timing and results of major transactions, such as the sale of E&P properties; (xi) the timing, nature and impact of Year 2000 activities; and
(xii) the effects of changes in governmental policies and regulatory actions, including income taxes, environmental compliance and authorized rates.

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31
                                                             -----------------------------------------
                                                                1998           1997
                                                             (RESTATED)     (RESTATED)
                                                               NOTE 1B        NOTE 1B         1996
                                                             ----------     ----------        ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES
  Gas and oil sales......................................    $1,813,343     $2,014,418     $1,827,198
  Transportation.........................................       139,609        129,953        120,019
  Other..................................................        77,746         63,496         50,051
                                                             ----------     ----------     ----------
                                                              2,030,698      2,207,867      1,997,268
                                                             ----------     ----------     ----------
OPERATING EXPENSES
  Cost of gas............................................     1,205,774      1,335,033      1,193,578
  Operation and maintenance..............................       389,415        393,341        371,980
  Depreciation, depletion and amortization...............       179,490        181,612        145,990
  Property and other taxes...............................        69,553         75,491         74,427
  Property write-downs and restructuring charges (Notes 2
     and 3)..............................................       592,318             --             --
                                                             ----------     ----------     ----------
                                                              2,436,550      1,985,477      1,785,975
                                                             ----------     ----------     ----------
OPERATING INCOME (LOSS)..................................      (405,852)       222,390        211,293
                                                             ----------     ----------     ----------
EQUITY IN EARNINGS OF JOINT VENTURES (Note 6)............        62,225         55,659         17,867
                                                             ----------     ----------     ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income........................................        10,893         11,166          7,234
  Interest on long-term debt.............................       (87,346)       (75,170)       (66,517)
  Other interest expense.................................       (24,404)       (11,283)       (11,264)
  Dividends on preferred securities of subsidiaries......       (36,370)       (31,090)       (12,374)
  Investment losses (Notes 2b and 2c)....................       (14,635)            --             --
  Minority interest......................................         5,992         (1,964)        (1,059)
  Other (Note 5e)........................................        19,561         10,759          3,764
                                                             ----------     ----------     ----------
                                                               (126,309)       (97,582)       (80,216)
                                                             ----------     ----------     ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES..................................................      (469,936)       180,467        148,944
INCOME TAX PROVISION (BENEFIT)...........................      (183,468)        47,238         36,375
                                                             ----------     ----------     ----------
INCOME (LOSS) FROM CONTINUING OPERATIONS.................      (286,468)       133,229        112,569
DISCONTINUED OPERATIONS, NET OF TAXES (Note 4)...........            --             --         37,771
                                                             ----------     ----------     ----------
NET INCOME (LOSS)........................................    $ (286,468)    $  133,229     $  150,340
                                                             ==========     ==========     ==========
BASIC EARNINGS (LOSS) PER SHARE (Note 11d)
  Continuing operations..................................    $    (3.63)    $     1.82     $     1.68
  Discontinued operations (Note 4).......................            --             --            .57
                                                             ----------     ----------     ----------
                                                             $    (3.63)    $     1.82     $     2.25
                                                             ==========     ==========     ==========
DILUTED EARNINGS (LOSS) PER SHARE (Note 11d)
  Continuing operations..................................    $    (3.63)    $     1.79     $     1.67
  Discontinued operations (Note 4).......................            --             --            .56
                                                             ----------     ----------     ----------
                                                             $    (3.63)    $     1.79     $     2.23
                                                             ==========     ==========     ==========
AVERAGE COMMON SHARES OUTSTANDING
  Basic..................................................    $   78,823     $   72,887     $   66,944
                                                             ----------     ----------     ----------
  Diluted................................................        78,823         75,435         67,521
                                                             ----------     ----------     ----------
DIVIDENDS DECLARED PER SHARE.............................    $   1.0200     $    .9825     $    .9400
                                                             ==========     ==========     ==========

The notes to the consolidated financial statements are an integral part of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                                       DECEMBER 31
                                                                --------------------------
                                                                   1998            1997
                                                                (RESTATED)      (RESTATED)
                                                                 NOTE 1B         NOTE 1B
                                                                ----------      ----------
                                                                      (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost (which approximates
     market value)..........................................    $   17,039      $   39,495
  Accounts receivable, less allowance for doubtful accounts
     of $9,665 and $15,711, respectively....................       400,120         405,924
  Accrued unbilled revenues.................................        87,888          93,010
  Gas in inventory..........................................       147,387          56,777
  Property taxes assessed applicable to future periods......        72,551          67,879
  Accrued gas cost recovery revenues........................            --          12,862
  Other.....................................................        42,472          54,089
                                                                ----------      ----------
                                                                   767,457         730,036
                                                                ----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes (Note 17)...........................        50,547              --
  Investments in debt and equity securities.................        69,705          97,521
  Deferred swap losses and receivables (Note 14a)...........        63,147          51,023
  Deferred environmental costs..............................        30,773          30,234
  Prepaid benefit costs (Note 16)...........................       111,775          80,242
  Other.....................................................        98,940          86,181
                                                                ----------      ----------
                                                                   424,887         345,201
                                                                ----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES (NOTE 6)
  Pipelines & Processing....................................       521,711         323,597
  Electric Power............................................       231,668         180,127
  Energy Marketing..........................................        29,435          25,159
  Gas Distribution (Note 2c)................................         1,478           8,841
  Other.....................................................        18,939          19,252
                                                                ----------      ----------
                                                                   803,231         556,976
                                                                ----------      ----------
PROPERTY, PLANT AND EQUIPMENT
  Pipelines & Processing (Note 2a)..........................        48,706          47,037
  Gas Distribution (Note 2c)................................     2,916,540       2,813,434
  Exploration & Production (Note 2b)........................     1,040,047       1,299,301
  Other.....................................................        36,124          27,002
                                                                ----------      ----------
                                                                 4,041,417       4,186,774
  Less -- Accumulated depreciation and depletion............     1,644,094       1,488,050
                                                                ----------      ----------
                                                                 2,397,323       2,698,724
                                                                ----------      ----------
                                                                $4,392,898      $4,330,937
                                                                ==========      ==========

The notes to the consolidated financial statements are an integral part of this statement.

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                                                       DECEMBER 31
                                                                --------------------------
                                                                   1998            1997
                                                                (RESTATED)      (RESTATED)
                                                                 NOTE 1B         NOTE 1B
                                                                ----------      ----------
                                                                      (IN THOUSANDS)
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
  Accounts payable..........................................    $  304,349      $  342,195
  Notes payable.............................................       618,851         401,726
  Current portion of long-term debt and capital lease
     obligations............................................       269,721          36,878
  Federal income, property and other taxes payable..........        69,465          86,826
  Deferred gas cost recovery revenues.......................        14,980              --
  Gas payable...............................................        42,669           8,317
  Customer deposits.........................................        18,791          16,382
  Other.....................................................       108,310         101,630
                                                                ----------      ----------
                                                                 1,447,136         993,954
                                                                ----------      ----------

DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes (Note 17)...........................            --         153,159
  Unamortized investment tax credit.........................        30,056          33,046
  Tax benefits amortizable to customers.....................       130,120         123,365
  Deferred swap gains and payables (Note 14a)...............        62,956          41,717
  Accrued environmental costs...............................        35,000          35,000
  Minority interest.........................................        10,898          19,188
  Other.....................................................        75,439          69,889
                                                                ----------      ----------
                                                                   344,469         475,364
                                                                ----------      ----------

COMMITMENTS AND CONTINGENCIES (NOTE 13)
CAPITALIZATION
  Long-term debt, including capital lease obligations (Note
     9).....................................................     1,307,168       1,212,564
  MCN-obligated mandatorily redeemable preferred securities
     of subsidiaries holding solely debentures of MCN (Note
     10a)...................................................       502,203         505,104
  Common shareholders' equity (see accompanying
     statement).............................................       791,922       1,143,951
                                                                ----------      ----------
                                                                 2,601,293       2,861,619
                                                                ----------      ----------
                                                                $4,392,898      $4,330,937
                                                                ==========      ==========

The notes to the consolidated financial statements are an integral part of this statement.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                         YEAR ENDED DECEMBER 31
                                                                -----------------------------------------
                                                                   1998            1997
                                                                (RESTATED)      (RESTATED)
                                                                 NOTE 1B         NOTE 1B          1996
                                                                ----------      ----------        ----
                                                                              (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
  Net income (loss).........................................    $(286,468)       $ 133,229      $ 150,340
  Adjustments to reconcile net income (loss) to net cash
    provided from operating activities
    Depreciation, depletion and amortization
      Per statement of operations...........................      179,490          181,612        145,990
      Charged to other accounts.............................        8,000            7,728         11,026
    Unusual charges (Notes 2 and 3).........................      389,598               --             --
    Deferred income taxes -- current........................       (2,587)          (2,701)         8,061
    Deferred income taxes and investment tax credit, net....       14,565           11,660         23,892
    Gain on sale of Genix, net of taxes (Note 4b)...........           --               --        (36,176)
    Equity in earnings of joint ventures, net of
      distributions.........................................      (40,360)         (16,511)        (2,506)
    Other...................................................      (11,550)          (5,456)        (7,541)
    Changes in assets and liabilities, exclusive of changes
      shown separately......................................      (97,966)          33,823        (94,754)
                                                                ---------        ---------      ---------
      Net cash provided from operating activities...........      152,722          343,384        198,332
                                                                ---------        ---------      ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net........................................      307,482           68,000         87,491
  Dividends paid............................................      (82,239)         (72,851)       (62,875)
  Issuance of common stock (Note 11a).......................       20,192          294,402         17,264
  Issuance of preferred securities (Note 10a)...............       96,850          326,521         77,218
  Issuance of long-term debt (Note 9).......................      458,761          273,241        398,540
  Long-term commercial paper and bank borrowings (Note 9)...       17,299         (261,822)       (62,835)
  Retirement of long-term debt and preferred securities
    (Notes 9 and 10a).......................................     (328,810)        (109,224)        (8,139)
  Other.....................................................        8,243            4,612         (6,249)
                                                                ---------        ---------      ---------
    Net cash provided from financing activities.............      497,778          522,879        440,415
                                                                ---------        ---------      ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures......................................     (482,775)        (561,354)      (610,323)
  Acquisitions (Note 5).....................................      (42,429)        (166,553)      (133,201)
  Investment in debt and equity securities, net.............       17,831          (63,123)       (26,903)
  Investment in joint ventures..............................     (189,309)        (152,642)       (36,217)
  Sale of property and joint venture interests..............       47,185           67,365         36,621
  Sale of Genix (Note 4b)...................................           --               --        132,889
  Other.....................................................      (23,459)          19,077          9,590
                                                                ---------        ---------      ---------
    Net cash used for investing activities..................     (672,956)        (857,230)      (627,544)
                                                                ---------        ---------      ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      (22,456)           9,033         11,203
CASH AND CASH EQUIVALENTS, JANUARY 1........................       39,495           30,462         19,259
                                                                ---------        ---------      ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31......................    $  17,039        $  39,495      $  30,462
                                                                =========        =========      =========
CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF CHANGES
  SHOWN SEPARATELY
  Accounts receivable, net..................................    $  (6,653)       $ (49,017)     $ (66,183)
  Accrued unbilled revenues.................................        5,122           15,499        (16,099)
  Gas in inventory..........................................      (90,610)          22,384         (7,398)
  Accrued/deferred gas cost recovery revenues, net..........       27,842           14,810        (28,250)
  Prepaid/accrued benefit costs, net........................      (31,490)         (16,086)       (50,972)
  Accounts payable..........................................      (35,597)          24,273        102,711
  Federal income, property and other taxes payable..........      (17,333)         (10,820)       (19,587)
  Gas payable...............................................       34,352            5,524         (9,339)
  Other current assets and liabilities, net.................        8,152            5,998         (5,146)
  Other deferred assets and liabilities, net................        8,249           21,258          5,509
                                                                ---------        ---------      ---------
                                                                $ (97,966)       $  33,823      $ (94,754)
                                                                =========        =========      =========

The notes to the consolidated financial statements are an integral part of this statement.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                      YEAR ENDED DECEMBER 31
                                                               ------------------------------------
                                                                  1998          1997
                                                               (RESTATED)    (RESTATED)
                                                                NOTE 1B       NOTE 1B        1996
                                                               ----------    ----------      ----
                                                                          (IN THOUSANDS)
COMMON SHAREHOLDERS' EQUITY (Note 11)
COMMON STOCK,
  par value $.01 per share -- 100,000,000 shares
  authorized, 79,724,542, 78,231,889 and 67,303,908 shares
  outstanding, respectively................................    $     797     $      782    $    673
                                                               ---------     ----------    --------
ADDITIONAL PAID-IN CAPITAL
  Balance -- beginning of period...........................      806,997        493,078     445,828
  Common stock and performance units.......................       25,969        313,485      47,326
  Other....................................................           --            434         (76)
                                                               ---------     ----------    --------
  Balance -- end of period.................................      832,966        806,997     493,078
                                                               ---------     ----------    --------
ACCUMULATED OTHER COMPREHENSIVE LOSS
  Foreign Currency Translation Adjustment:
     Balance -- beginning of period........................       (6,335)           (43)       (141)
     Net change in foreign currency translation adjustment
       (a).................................................       (6,554)        (6,292)         98
                                                               ---------     ----------    --------
     Balance -- end of period..............................      (12,889)        (6,335)        (43)
                                                               ---------     ----------    --------
  Unrealized Losses on Securities:
     Balance -- beginning of period........................       (1,184)            --          --
     Net change in unrealized losses on securities(a)......       (2,503)        (1,184)         --
                                                               ---------     ----------    --------
     Balance -- end of period..............................       (3,687)        (1,184)         --
                                                               ---------     ----------    --------
                                                                 (16,576)        (7,519)        (43)
                                                               ---------     ----------    --------
RETAINED EARNINGS
  Balance -- beginning of period...........................      365,730        305,352     218,425
  Net income (loss)(a).....................................     (286,468)       133,229     150,340
  Cash dividends declared..................................      (82,239)       (72,851)    (62,875)
  Other....................................................           --             --        (538)
                                                               ---------     ----------    --------
  Balance -- end of period.................................       (2,977)       365,730     305,352
                                                               ---------     ----------    --------
YIELD ENHANCEMENT, CONTRACT AND ISSUANCE COSTS.............      (22,288)       (22,039)    (14,492)
                                                               ---------     ----------    --------
                                                               $ 791,922     $1,143,951    $784,568
                                                               =========     ==========    ========
(A) DISCLOSURE OF COMPREHENSIVE INCOME (LOSS)(Note 1a):
  Net income (loss)........................................    $(286,468)    $  133,229    $150,340
  Other comprehensive income, net of taxes:
  Foreign Currency Translation Adjustment:
     Foreign currency translation gains (losses), net of
       taxes of $3,529, $3,388 and $53.....................       (6,554)        (6,292)         98
  Unrealized Losses on Securities:
     Unrealized losses on securities, net of taxes of
       $3,495, $637 and $--................................       (6,490)        (1,184)         --
     Reclassification of losses recognized in net income,
       net of taxes of $2,147, $-- and $--.................        3,987             --          --
                                                               ---------     ----------    --------
                                                               $(295,525)    $  125,753    $150,438
                                                               =========     ==========    ========

The notes to the consolidated financial statements are an integral part of this statement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1a. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     COMPANY DESCRIPTION -- MCN Energy Group Inc. (MCN) is a diversified energy company with markets and investments throughout North America and in India and Nepal. MCN operates through two major business groups, Diversified Energy and Gas Distribution.

     - Diversified Energy, operating through MCN Investment Corporation (MCNIC), currently operating as MCN Energy Enterprises, is involved in the following segments: Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Electric Power with investments in electric generation facilities in operation and under construction with a combined 2,986 megawatts (MW) of gross capacity and investments in electric distribution facilities; Energy Marketing with total gas sales and exchange gas delivery markets of 465.7 billion cubic feet (Bcf) for 1998 and rights to 67 Bcf of storage capacity, of which 42 Bcf is currently under development; Exploration & Production (E&P) properties with 1.2 trillion cubic feet equivalent of proved gas and oil reserves at December 31, 1998.

     - Gas Distribution consists principally of Michigan Consolidated Gas Company (MichCon), a natural gas distribution and transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission (MPSC) with respect to the distribution and intrastate transportation of natural gas.

     BASIS OF PRESENTATION -- The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles. In connection with their preparation, management was required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent liabilities. Actual results could differ from those estimates. Certain reclassifications have been made to prior years' statements to conform to the 1998 presentation.

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of MCN and certain consolidated subsidiaries and partnerships. Investments in entities in which MCN has a controlling influence that it intends to maintain are consolidated. Generally, investments in 50% or less owned entities in which MCN has significant but not controlling influence, and entities where control is temporary, have been accounted for under the equity method.

     REVENUES AND COST OF GAS -- Gas Distribution accrues revenues for gas service provided but unbilled at month end. Through December 31, 1998, MichCon's accrued revenues included a component for cost of gas sold that was recoverable through the gas cost recovery (GCR) mechanism. Prior to 1999, GCR proceedings before the MPSC permitted MichCon to recover the prudent and reasonable cost of gas sold. The overcollection of gas costs totaling $14,980,000 at December 31, 1998, including interest, will be refunded to customers through reduced future rates.

     Beginning in 1999, MichCon implemented a Regulatory Reform Plan approved by the MPSC. The plan suspends the GCR mechanism and fixes the gas commodity component of MichCon's sales rates for the three-year period beginning January 1, 1999.

     NATURAL GAS AND OIL EXPLORATION AND PRODUCTION -- The full-cost accounting method prescribed by the Securities and Exchange Commission (SEC) is followed for investments in gas and oil properties. Under the full cost method substantially all acquisition, exploration and development costs are capitalized. To the extent such capitalized costs exceed the "ceiling," the excess is written off to income. The ceiling is the sum of discounted future net cash flows from proved gas and oil reserves (using unescalated prices and costs unless contractual arrangements exist), and the costs of unproved properties after income tax effects. The ceiling test is applied at the end of each quarter and requires a write-down of gas and oil properties if the ceiling is exceeded, even if any price decline is temporary. Management's investment and operating decisions are based upon prices, costs and production assumptions that are different from those used to compute the ceiling. As a result, it is possible that future fluctuations in key forecast assumptions could result in impairments being recorded for accounting purposes, when the long-term economics of such properties have not changed.

     The unit of production method is used for calculating depreciation, depletion and amortization (DD&A) on proved gas and oil properties. The average DD&A expense per thousand cubic feet equivalent (Mcfe) was $.82, $.75, and $.70 in 1998, 1997 and 1996, respectively. Costs directly associated with the acquisition and evaluation of unproved gas and oil properties are excluded from the amortization base until the related properties are evaluated. Such unproved properties are assessed periodically, and a provision for impairment is made to the full-cost amortization base when appropriate.

     SALES OF OWNERSHIP INTERESTS BY SUBSIDIARIES AND PARTNERSHIPS -- MCN recognizes gains or losses on the sale of stock by subsidiaries or the sale of partnership interests. Such gains or losses represent the difference between MCN's share of the consideration received and the historical book value of its investment.

     COMPREHENSIVE INCOME -- Effective January 1, 1998, MCN adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income. Comprehensive income is defined as the change in common shareholder's equity during a period from transactions and events from nonowner sources, including net income. Other items of comprehensive income include revenues, expenses, gains and losses that are excluded from net income. Items of other comprehensive income applicable to MCN and their accounting policies are as follows:

     - Foreign Currency Translation Adjustments -- MCN's foreign joint ventures use the local currency as the functional currency. As a result, MCN's investments in foreign entities are translated from foreign currencies into U.S. dollars using end-of-period exchange rates. Equity in earnings of foreign entities is translated at the average exchange rate prevailing during the month the respective earnings occur. Translation adjustments, net of deferred taxes, are excluded from net income and shown as a separate component of other comprehensive income until realized in net income upon sale or upon complete liquidation of the investment in the foreign entity.

     - Holding Gains and Losses on Available-for-Sale Securities -- Unrealized holding gains and losses resulting from temporary changes in the fair value of MCN's available-for-sale securities are excluded from net income and reported as a separate component of other comprehensive income until realized in net income upon sale. If a fair value decline is judged to be other than temporary, the decline is recorded to net income.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment, excluding E&P property, is stated at cost and includes amounts for labor, materials, overhead and an allowance for funds used during construction. Unit of production depreciation and depletion is used for certain Gas Distribution production and transmission property. All other property, plant and equipment of MCN, excluding E&P property, is depreciated over its useful life using the straight-line method. Depreciation rates vary by class of property.

     The ratio of the provision for depreciation and depletion to the average cost of depreciable property is as follows:

                                                     1998       1997       1996
                                                     ----       ----       ----
Pipelines & Processing...........................     3.4%       3.5%       3.8%
Gas Distribution.................................     3.5%       4.1%       4.4%
Other............................................    12.2%      12.3%      10.1%

     LONG-LIVED ASSETS -- In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," MCN reviews its long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. MCN also reviews long-lived assets to be disposed of to determine if the asset's carrying amount is in excess of its fair value less the cost to sell.

     ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION -- Gas Distribution capitalizes an allowance for both debt and equity funds used during construction in the cost of major additions to plant. Diversified Energy also capitalizes interest on debt funds used during construction. The total amount capitalized was $19,938,000, $18,190,000 and $14,631,000 in 1998, 1997 and 1996,
respectively.

     INCOME TAXES AND INVESTMENT TAX CREDITS -- Tax Benefits Amortizable to Customers represents the net revenue equivalent of the difference in property-related accumulated deferred income taxes computed in accordance with SFAS No. 109, "Accounting for Income Taxes," as compared to the amounts previously reflected in setting utility rates. This amount is primarily due to current tax rates being lower than the rates in effect when the original deferred taxes were recorded and because of temporary differences, including accumulated investment tax credits, for which deferred income taxes were not previously recorded in setting utility rates. These net tax benefits are being amortized in accordance with the regulatory treatment over the life of the related plant, as the related temporary differences reverse.

     Investment tax credits relating to Gas Distribution property placed into service were deferred and are being credited to income over the life of the related property. Investment tax credits relating to Diversified Energy operations were recorded to income in the year the related property was placed into service.

     DEFERRED DEBT COSTS -- In accordance with MPSC regulations, MichCon defers reacquisition and unamortized issuance costs of reacquired long-term debt when such debt is refinanced. These costs are amortized over the term of the replacement debt.

     CONSOLIDATED STATEMENT OF CASH FLOWS -- For purposes of this statement, MCN considers all highly liquid investments, excluding restricted investments, purchased with a maturity of three months or less to be cash equivalents. Other cash and noncash investing and financing activities for the years ended December 31 follow:

                                                      1998       1997       1996
                                                      ----       ----       ----
                                                            (IN THOUSANDS)
Cash Paid During the Year for:
  Interest, net of amounts capitalized..........    $117,162    $97,659    $74,775
  Federal income taxes..........................      12,175     30,300     19,934
Noncash Activities:
  Common stock and performance units............    $    288    $19,188    $ 6,210
  Equity issued for acquisitions................       5,409         --         --
  Foreign currency adjustment...................       6,554      6,292         98
  Unrealized losses on securities...............       6,490      1,184         --
  Sale of joint ventures........................          --      8,562         --
  Yield enhancement and contract costs..........          --      2,702      8,243
  Property purchased under capital leases.......          --      1,303      6,765

1b. RESTATEMENT

     Subsequent to the issuance of MCN's December 31, 1998 financial statements, certain matters came to management's attention and resulted in a special investigation of prior years' operations of CoEnergy Trading Company (CTC), MCN's non-utility energy marketing subsidiary. As a result of the investigation, MCN identified that its internal controls had been overridden and that certain transactions had not been properly accounted for. Specifically, the investigation concluded that CTC had entered into gas supply contracts and agreed to pay significantly less than market prices in one period in return for above-market prices to be paid in subsequent periods through March 2000. The effect of these transactions was to improperly delay the accrual of cost of gas expenses, resulting in the overstatement of the 1998 net loss by $478,000 and the overstatement of 1997 net income by $8,585,000.

     Additionally, the investigation identified that CTC had entered into certain unauthorized gas purchase and sale contracts for trading purposes. The unauthorized transactions violate MCN's risk-management policy that requires all such activities to be reviewed and approved by a risk committee that reports regularly to the MCN Board of Directors. The gas purchase and sale contracts entered into in connection with trading activities, some of which remain in effect through March 2000, were not accounted for properly using the required mark-to-market method, under which unrealized gains and losses are recorded as an adjustment to cost of gas. The effect of not properly accounting for these transactions was the understatement of the 1998 net loss by $7,112,000 and the overstatement of 1997 net income by $385,000. However, net income of $2,574,000 and $1,824,000 was realized and recorded in connection with these trading activities in 1998 and 1997, respectively, resulting in a net loss of $4,538,000 in 1998 and net income of $1,439,000 in 1997 from such activities. From the inception of these trading activities in March 1997 through March 1999, $5,721,000 of net income was realized and recorded in connection with these trading activities. However, marking these contracts to market, as required, results in a previously unrecorded net unrealized loss of $8,435,000 through March 1999, indicating a net loss of $2,714,000 from such activities.

     Other items identified during the investigation resulted in the understatement of the 1998 net loss by $879,000 and the overstatement of 1997 net income by $107,000.

     The accompanying consolidated financial statements have been restated from amounts originally reported to properly account for the transactions identified. Additionally, amounts have been reclassified to reflect E&P as a continuing operation. A summary of the significant effects of the restatement and reclassification on MCN's 1998 and 1997 financial statements is as follows:

                                                        1998                                     1997
                                       --------------------------------------   --------------------------------------
                                                                 RECLASSIFIED                             RECLASSIFIED
                                                                     AND                                      AND
                                       PREVIOUSLY                  RESTATED     PREVIOUSLY                  RESTATED
                                        REPORTED     RESTATED     (NOTE 4A)      REPORTED     RESTATED     (NOTE 4A)
                                       ----------    --------    ------------   ----------    --------    ------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS
  Cost of Gas.......................   $1,250,815   $1,262,372    $1,205,774    $1,392,856   $1,406,819    $1,335,033
  Income (Loss)From Continuing
    Operations Before Income
    Taxes...........................   $  (21,620)  $  (33,177)   $ (469,936)   $  174,413   $  160,450    $  180,467
  Income Tax Provision (Benefit)....   $  (15,456)  $  (19,500)   $ (183,468)   $   62,266   $   57,380    $   47,238
  Income (Loss) From Continuing
    Operations......................   $   (6,164)  $  (13,677)   $ (286,468)   $  112,147   $  103,070    $  133,229
  Net Income (Loss).................   $ (278,955)  $ (286,468)   $ (286,468)   $  142,306   $  133,229    $  133,229
  Basic Earnings (Loss) Per Share
    Continuing Operations...........   $     (.08)  $     (.17)   $    (3.63)   $     1.54   $     1.41    $     1.82
    Continuing and Discontinued
      Operations....................   $    (3.54)  $    (3.63)   $    (3.63)   $     1.95   $     1.82    $     1.82
  Diluted Earnings (Loss) Per Share
    Continuing Operations...........   $     (.08)  $     (.17)   $    (3.63)   $     1.51   $     1.39    $     1.79
    Continuing and Discontinued
      Operations....................   $    (3.54)  $    (3.63)   $    (3.63)   $     1.91   $     1.79    $     1.79
CONSOLIDATED STATEMENT OF FINANCIAL
  POSITION
  Accounts Receivable...............   $  397,298   $  400,120    $  400,120    $  404,448   $  405,924    $  405,924
  Gas in Inventory..................   $  149,797   $  147,387    $  147,387    $   56,777   $   56,777    $   56,777
  Accounts Payable..................   $  278,417   $  304,349    $  304,349    $  326,756   $  342,195    $  342,195
  Federal Income, Property and Other
    Taxes Payable...................   $   78,395   $   69,465    $   69,465    $   91,712   $   86,826    $   86,826
  Common Shareholders' Equity.......   $  808,512   $  791,922    $  791,922    $1,153,028   $1,143,951    $1,143,951

2. PROPERTY WRITE-DOWNS AND INVESTMENT LOSS

     A. PIPELINES & PROCESSING

          PROPERTY -- During 1998, MCN recorded an impairment loss relating to its coal fines project totaling $133,782,000 pre-tax ($86,959,000 net of taxes). In June 1998, MCN placed into operation six coal fines plants designed to recover particles of coal that are a waste by-product of coal mining and then process the particles to create coal briquettes for sale. The economic viability of the venture is dependent on the briquettes qualifying for synthetic fuel tax credits and MCN's ability to utilize or sell such credits. Although the plants were in service by June 30, 1998, the date specified to qualify for the tax credits, operating delays at the plants in the third quarter have significantly increased the possibility that the Internal Revenue Service will challenge the project's eligibility for tax credits. In addition, there is uncertainty as to whether MCN can utilize or sell the credits. Without the credits, the project generates negative cash flows. These factors led to MCN's decision to record an impairment loss equal to the carrying value of the plants, reflecting the likely inability to recover such costs. MCN is currently negotiating the sale of its interest in the coal fines project. Management does not expect proceeds from the sale to be in excess of selling expenses and remediation obligations.

          In 1998, MCN also recorded an impairment loss of $3,899,000 pre-tax ($2,534,000 net of taxes) relating to an acquired out-of-service pipeline in Michigan. This pipeline was acquired for future development, along with easements and rights-of-way. In connection with certain lease renewal options, MCN reviewed the business alternatives for these assets and determined that their development is unlikely. Accordingly, MCN has recorded an impairment loss equal to the carrying value of the assets.

     B. EXPLORATION & PRODUCTION

          PROPERTY --During 1998, MCN recognized write-downs of its gas and oil properties held by its E&P business unit, MCNIC Oil & Gas Company (MOG), totaling $416,977,000 pre-tax ($271,035,000 net of taxes). These properties were accounted for under the full cost method. The write-downs were due primarily to lower oil and gas prices and the under-performance of certain exploration properties. Under the full cost method of accounting as prescribed by the Securities and Exchange Commission, MCN's capitalized exploration and development costs exceeded the full cost "ceiling," resulting in the excess being written off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves, and the lower of cost or estimated fair value of unproved properties, net of related income tax effects. Future net cash flows are required to be estimated based on end-of-quarter prices and costs, unless contractual arrangements exist. A significant portion of the write-down was due to lower-than-expected exploratory drilling results.

          INVESTMENT --In 1998, MCN also recognized a $6,135,000 pre-tax ($3,987,000 net of taxes) loss from the write-down of an investment in the common stock of an E&P company. The loss is due to a decline in the fair value of the securities which is not considered temporary.

     C. GAS DISTRIBUTION

          PROPERTY -- During 1998, MichCon recognized a $24,800,000 pre-tax loss ($11,200,000 net of taxes and minority interest) from the write-down of a gas gathering pipeline system. A new gas reserve analysis was performed in 1998 to determine the impact of the diversion of certain untreated gas away from the gathering system. This analysis revealed that projected cash flows from the gathering system were not sufficient to cover the system's carrying value. Therefore, an impairment loss was recorded representing the amount by which the carrying value of the system exceeded its estimated fair value.

          INVESTMENT -- During 1998, MCN recognized an $8,500,000 pre-tax ($5,525,000 net of taxes) write-down of a joint venture investment in a small gas distribution company located in Missouri. As a result of MCN's refocused strategic direction, MCN expects to sell this investment in 1999. The write-down represents the amount by which the carrying value exceeded the estimated fair value of the investment.

3. RESTRUCTURING CHARGES

     During 1998, MCN initiated a two-part corporate restructuring and recorded a combined restructuring charge totaling $12,860,000 pre-tax ($8,358,000 net of taxes).

     CORPORATE -- The first part, totaling $10,390,000 pre-tax, consists of a corporate realignment designed to improve operating efficiencies through a more streamlined organizational structure. The realignment includes the reduction of 37 positions resulting in severance and termination benefits of $4,714,000 pre-tax. Also included in the charge was $5,676,000 pre-tax relating to net lease expenses and the write-down of fixed assets consisting of leasehold improvements, office equipment and information systems, which are no longer used by MCN. As of December 31, 1998, payments of $660,000 have been charged against the restructuring accruals relating to severance and termination benefits. These benefits will continue to be paid through 2000. The remaining restructuring costs, primarily for net lease expenses, are expected to be paid over the related lease terms, which expire through 2006.

     ELECTRIC POWER -- The second part of the corporate restructuring relates to a revised international investment strategy whereby MCN will primarily limit future capital investments in developing countries to amounts required to fulfill existing commitments. As a result of this revised strategy, MCN exited certain international projects and recorded a charge of $2,470,000 pre-tax, primarily related to capitalized costs that had been incurred on these exited projects.

4. DISCONTINUED OPERATIONS

     A. DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED

          In the 1998 MCN Annual Report on Form 10-K/A, MCN accounted for its E&P segment as a discontinued operation as a result of its decision to sell all of its gas and oil properties. In August 1999, management announced its intention to retain its natural gas producing properties in Michigan. Accordingly, E&P's operating results for prior periods have been reclassified from discontinued operations to continuing operations. The decision to retain these properties was based on the interaction of two factors. MCN significantly revised its strategic direction. Key aspects of the new corporate strategy include a Midwest-to-Northeast regional focus rather than a North American focus, and an emphasis on achieving operational efficiencies and growth through the integration of existing businesses. Shortly thereafter, the bid for the Michigan properties was lowered significantly. The lower price was unacceptable, especially in light of MCN's new strategic direction.

          WRITE-DOWN OF E&P PROPERTIES: In the second quarter of 1999, MCN recognized a $52,000,000 pre-tax ($33,800,000 net of taxes) write-down of its gas and oil properties under the full cost method of accounting, due primarily to an unfavorable revision in the timing of production of proved gas and oil reserves as well as reduced expectations of sales proceeds on unproved acreage. Under the full cost method of accounting as prescribed by the Securities and Exchange Commission, MCN's capitalized exploration and production costs at June 30, 1999 exceeded the full cost "ceiling," resulting in the excess being written off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves, and the lower of cost or estimated fair value of unproved properties, net of related income tax effects.

          LOSS ON INVESTMENT OF E&P COMPANY: MCN recognized an additional $7,456,000 pre-tax loss ($4,846,000 net of taxes) from the write-down of an investment in the common stock of an E&P company during the second quarter of 1999. MCN has no carrying value in this investment after this write-down.

          LOSSES ON SALE OF PROPERTIES: In the second quarter of 1999, MCN recognized losses from the sale of its Western and Midcontinent/Gulf Coast E&P properties totaling $68,798,000 pre-tax ($44,719,000 net of taxes).

     B. THE GENIX GROUP, INC.

          In 1996, MCN completed the sale of its computer operations subsidiary, The Genix Group, Inc. (Genix), to Affiliated Computer Services, Inc. for an adjusted sales price of $132,900,000, resulting in an after-tax gain of $36,176,000. Genix's 1996 income from operations totaled $1,595,000 and has been accounted for as a discontinued operation.

5. ACQUISITIONS AND DISPOSITIONS

     A. BHOTE KOSHI POWER COMPANY

          In 1997, MCN acquired an approximate 65% interest in Bhote Koshi Power Company, a partnership that is constructing a 36 MW hydroelectric power plant in Nepal. Construction of the plant began in early 1997 and is scheduled to be completed in early 2000. At December 31, 1998, MCN had paid $7,200,000 of its total equity commitment of $20,100,000. The remaining equity commitment balance will be paid in 1999 and 2000. The investment is accounted for under the equity method.

     B. TORRENT POWER LIMITED

          In 1997, MCN acquired a 40% interest in the common equity of Torrent Power Limited (TPL), a joint venture that holds minority interests in electric distribution companies and power generation facilities located in the state of Gujarat, India. In 1997 and 1998, MCN acquired preference shares in TPL, bringing the total cost of the acquisitions to $121,200,000. The joint venture holds a 36% interest in Ahmedabad Electricity Company Limited (AEC), a 43% interest in Surat Electricity Company Limited (SECL) and a 42% interest in Gujarat Torrent Energy Corporation (GTEC). AEC serves the city of Ahmedabad and has 550 MW of electric generating capacity. SECL provides electricity to the city of Surat. GTEC owns and operates a 655 MW dual fuel generation facility that became fully operational in December 1998. MCN accounts for its interest in TPL under the equity method.

          In February 1999, MCN reached an agreement to sell its interest in TPL for approximately $130,000,000. The sale is subject to certain regulatory approvals and is expected to be completed by the third quarter of 1999.

     C. MIDLAND COGENERATION VENTURE LIMITED PARTNERSHIP

          MCN acquired an 18% general partnership interest in Midland Cogeneration Venture Limited Partnership (MCV) during 1997 and acquired an additional 5% general partnership interest in 1998. MCV is a partnership that leases and operates a cogeneration facility in Midland, Michigan. The facility can produce up to 1,370 MW of electricity, as well as 1.35 million pounds per hour of process steam. MCN's total acquisition cost in MCV is $73,000,000 and is accounted for under the equity method. During 1997, MCV changed its method of accounting for property taxes. As a result, MCN's pre-tax income from MCV was favorably impacted by $2,800,000.

     D. LYONDELL METHANOL COMPANY, L.P.

          In 1996, MCN acquired a 25% interest in Lyondell Methanol Company, L.P., a limited partnership that owns a 248 million gallon-per-year methanol production plant in Texas. MCNIC supplies a portion of the natural gas to the methanol plant. The acquisition totaled $54,500,000 and is accounted for under the equity method.

     E. DAUPHIN ISLAND GATHERING PARTNERS

          In early 1996, MCN acquired a 99% interest in Dauphin Island Gathering Partners (DIGP) for $78,620,000. At the time of the acquisition, DIGP, the general partnership, owned a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama. In mid-1996, MCN sold a 40% interest in the partnership to PanEnergy Dauphin Island Company for $36,000,000. The sale resulted in a pre-tax gain of $3,986,000.

          In late 1996, a 41% interest in the partnership was sold to three additional partners resulting in a pre-tax gain of $4,796,000, of which $2,398,000 was deferred until 1997 when a related option agreement expired unexercised. The three additional partners paid for their interests by contributing to DIGP the Main Pass Gathering System, a 57-mile offshore gas gathering system in the Gulf of Mexico. As a result of the sales, MCN's ownership interest in DIGP was reduced to 35%. MCN accounts for its interest in DIGP under the equity method.

6. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

     MCN has equity interests in several joint ventures involved in the following businesses: Pipelines & Processing -- 10 1/2% to 80% owned; Electric Power -- 23% to 67 1/2% owned; Energy Marketing -- 10% to 50% owned; Gas Distribution -- 47 1/2% owned; and Real Estate & Other -- 33% to 50% owned. MCN's share of undistributed earnings in these joint ventures totaled $54,753,000 at December 31, 1998.

     The following is the combined summarized financial information of the joint ventures. No provision for income taxes has been included, since income taxes are paid directly by the joint venture participants.

                                                                 1998          1997          1996
                                                              ----------    ----------    ----------
                                                                          (IN THOUSANDS)
Operating Revenues..........................................  $2,628,822    $1,598,208    $  199,260
Operating Income............................................     385,821       348,544        56,076
Income Before Taxes.........................................     205,961       197,453        30,194
                                                              ----------    ----------    ----------
MCN's Share of Operating Revenues
  Pipelines & Processing....................................  $  276,613    $  144,823    $   36,927
  Electric Power............................................     315,516       168,051        40,731
  Energy Marketing..........................................     317,342       249,954        23,864
  Real Estate & Other.......................................      12,436         7,740         8,684
                                                              ----------    ----------    ----------
                                                              $  921,907    $  570,568    $  110,206
                                                              ==========    ==========    ==========
MCN's Share of Operating Income (Loss)
  Pipelines & Processing....................................  $   15,714    $   27,485    $   11,584
  Electric Power............................................      73,590        48,671         8,280
  Energy Marketing..........................................       6,214         9,933         9,253
  Real Estate & Other.......................................        (136)          645         1,387
                                                              ----------    ----------    ----------
                                                              $   95,382    $   86,734    $   30,504
                                                              ==========    ==========    ==========
MCN's Share of Income (Loss) Before Taxes
  Pipelines & Processing....................................  $   29,987    $   28,551    $   10,590
  Electric Power............................................      28,546        12,655          (218)
  Energy Marketing..........................................       4,681         7,379         6,197
  Real Estate & Other.......................................        (989)          474         1,298
                                                              ----------    ----------    ----------
                                                              $   62,225    $   49,059    $   17,867
                                                              ==========    ==========    ==========

                                                                 1998          1997
                                                                 ----          ----
                                                                   (IN THOUSANDS)
Assets
  Current assets............................................  $  612,023    $  717,346
  Noncurrent assets.........................................   3,959,716     3,677,595
                                                              ----------    ----------
                                                              $4,571,739    $4,394,941
                                                              ==========    ==========
Liabilities and Joint Ventures' Equity
  Current liabilities.......................................  $  439,357    $  590,234
  Noncurrent liabilities....................................   2,300,825     2,345,916
  Joint ventures' equity....................................   1,831,557     1,458,791
                                                              ----------    ----------
                                                              $4,571,739    $4,394,941
                                                              ==========    ==========
MCN's Share of Total Assets
  Pipelines & Processing....................................  $  568,944    $  296,670
  Electric Power............................................     722,038       691,202
  Energy Marketing..........................................      86,135        84,939
  Gas Distribution..........................................      23,149        22,626
  Real Estate & Other.......................................      35,921        38,826
                                                              ----------    ----------
                                                              $1,436,187    $1,134,263
                                                              ==========    ==========
MCN's Share of Joint Ventures' Equity
  Pipelines & Processing....................................  $  434,310    $  259,116
  Electric Power............................................     191,627       164,361
  Energy Marketing..........................................      27,748        21,715
  Gas Distribution..........................................       7,832         8,363
  Real Estate & Other.......................................      17,810        16,558
                                                              ----------    ----------
                                                                 679,327       470,113
Goodwill and Other(1).......................................     123,904        86,863
                                                              ----------    ----------
MCN's Investment In and Advances to Joint Ventures..........  $  803,231    $  556,976
                                                              ==========    ==========

-------------------------

(1) Primarily represents differences between MCN's carrying value and its share of the joint ventures' underlying equity interest that is amortized over the estimated useful lives of the related assets, which on a weighted average basis equaled 28 years.

7. REGULATORY MATTERS

     A. REGULATORY ASSETS AND LIABILITIES

          MCN's Gas Distribution operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." As a result, several regulatory assets and liabilities are recorded in MCN's financial statements. Regulatory assets represent costs that will be recovered from customers through the ratemaking process. Regulatory liabilities represent benefits that will be refunded to customers through reduced rates.

          The following regulatory assets and liabilities were reflected in the Consolidated Statement of Financial Position as of December 31:

                                                                    1998        1997
                                                                    ----        ----
                                                                     (IN THOUSANDS)
    Regulatory Assets
      Accrued gas cost recovery revenues........................  $     --    $ 12,862
      Deferred environmental costs (Note 13b)...................    30,773      30,234
      Unamortized loss on retirement of debt....................    15,548      10,181
      Other.....................................................       804       1,637
                                                                  --------    --------
                                                                  $ 47,125    $ 54,914
                                                                  ========    ========
    Regulatory Liabilities
      Deferred gas cost recovery revenues.......................  $ 14,980    $     --
      Tax benefits amortizable to customers.....................   130,120     123,365
                                                                  --------    --------
                                                                  $145,100    $123,365
                                                                  ========    ========

          Gas Distribution currently has regulatory precedents and orders in effect that provide for the probable recovery or refund of its regulatory assets and liabilities. Future regulatory changes or changes in the competitive environment could result in Gas Distribution discontinuing the application of SFAS No. 71 for all or part of its business and require the write-off of the portion of any regulatory asset or liability that was no longer probable of recovery or refund. If MCN were to have discontinued the application of SFAS No. 71 for all of its operations as of December 31, 1998, it would have had an extraordinary noncash increase to net income of approximately $63,700,000. Management believes currently available facts support the continued application of SFAS No. 71.

     B. REGULATORY REFORM PLAN

          In April 1998, the MPSC approved MichCon's Regulatory Reform Plan. The plan includes a comprehensive experimental three-year customer choice program, which is subject to annual caps on the level of participation. The customer choice program begins April 1, 1999, when up to 75,000 customers will have the option of purchasing natural gas from suppliers other than MichCon. Up to 75,000 additional customers can be added April 1 of each of the next two years, eventually allowing up to 225,000 customers the option to choose a gas supplier other than MichCon. MCN's gas marketing affiliates also participate as alternative suppliers under the program. In each of the three plan years, there is also a volume limitation on commercial and industrial participants. The volume limitation for these participants is 10 Bcf in 1999, 20 Bcf in 2000 and 30 Bcf in 2001. MichCon will continue to transport and deliver the gas to the customers' premises at prices that maintain its existing sales margins.

          The plan also suspends the GCR mechanism for customers who continue to purchase gas from MichCon and fixes the gas commodity component of MichCon's sales rates at $2.95 per Mcf for the three-year period beginning on January 1, 1999. Prior to January 1999, MichCon did not generate earnings on the gas commodity portion of its operations. However, under this plan, changes in cost of gas will directly impact earnings. As part of its gas acquisition strategy, MichCon has entered into firm-price contracts for a substantial portion of its expected gas supply requirements for the next three years. These contracts, coupled with the use of MichCon's storage facilities, will substantially mitigate risks from winter price and volume fluctuations.

          Also beginning in 1999, the plan established an income sharing mechanism that will allow customers to share in profits if actual utility return on equity exceeds predetermined thresholds. In October 1998, the MPSC denied a rehearing and affirmed its approval of the plan. Various parties have appealed the MPSC's decision to the Michigan Court of Appeals. While management believes that based upon applicable Michigan law the order will be upheld on appeal, there can be no assurance as to the outcome.

8. GAS IN INVENTORY

     Inventory gas is priced on a last-in, first-out (LIFO) basis. At December 31, 1998, the replacement cost exceeded the $147,387,000 LIFO cost by $152,961,000. At December 31, 1997, the replacement cost exceeded the $56,777,000 LIFO cost by $176,373,000.

9. CREDIT FACILITIES, SHORT-TERM BORROWINGS AND LONG-TERM DEBT

     Detailed information on long-term debt, excluding current requirements, is as follows:

                                                                   1998          1997
                                                                   ----          ----
                                                                     (IN THOUSANDS)
First Mortgage Bonds, interest payable semi-annually
  6.51% series due 1999.....................................    $       --    $   30,000
  5 3/4 series due 2001.....................................        40,000        60,000
  8% series due 2002........................................        17,314        70,000
  6.72% series due 2003.....................................         4,150         4,150
  6.80% series due 2003.....................................        15,850        15,850
  9 1/8% series due 2004....................................        18,000        55,000
  7.15% series due 2006.....................................        40,000        40,000
  7.21% series due 2007.....................................        30,000        30,000
  7.06% series due 2012.....................................        40,000        40,000
  8 1/4% series due 2014....................................        80,000        80,000
  7.6% series due 2017......................................        14,980        14,990
  7 1/2% series due 2020....................................        29,641        29,641
  9 1/2% series due 2021....................................        40,000        40,000
  6 3/4% series due 2023....................................        16,617        17,177
  7% series due 2025........................................        40,000        40,000
  Unamortized discount......................................        (1,130)       (1,235)
Remarketable Securities, interest payable semi-annually
  6.375% series due 2008....................................       100,000            --
  6.3% series due 2011......................................       100,000            --
  6.35% series due 2012.....................................       100,000            --
  6.45% series due 2038.....................................        75,000            --
  6.2% series due 2038......................................        75,000            --
  Unamortized premium.......................................        10,551            --
Medium-Term Notes, interest payable semi-annually
  5.84% series due 1999.....................................            --        80,000
  6.82% series due 1999.....................................            --       130,000
  6.03% series due 2001.....................................        60,000        60,000
  6.89% series due 2002.....................................        90,000        90,000
  6.32% series due 2003.....................................        60,000        60,000
  7.12% series due 2004.....................................        60,000        60,000
Term Loan Due 2000, interest payable quarterly..............            --       100,000
Commercial Paper and Bank Borrowings........................       107,656            --
Project Loan Due 2006, interest payable quarterly...........        12,320        14,080
Long-Term Capital Lease Obligations.........................         5,345         7,702
Other Long-Term Debt........................................        25,874        45,209
                                                                ----------    ----------
                                                                $1,307,168    $1,212,564
                                                                ==========    ==========

     Substantially all of the net utility properties of MichCon, totaling approximately $1,240,000,000, are pledged as security for the payment of outstanding first mortgage bonds.

     Maturities and sinking fund requirements during the next five years for long-term debt outstanding at December 31, 1998 are $267,400,000 in 1999, $27,000,000 in 2000, $86,600,000 in 2001, $113,700,000 in 2002 and $86,000,000
in 2003.

     DIVERSIFIED ENERGY -- At December 31, 1998, MCNIC had credit lines permitting borrowings of up to $200,000,000 under a 364-day revolving credit facility and up to $200,000,000 under a three-year revolving credit facility, both of which were renewed in July 1998. These facilities support MCNIC's $400,000,000 commercial paper program. MCNIC usually issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper and bank borrowings outstanding at December 31, 1998 and 1997 totaling $118,000,000 and $147,358,000, respectively, were classified as short-term. The remaining 1998 commercial paper and bank borrowings of $107,656,000 were classified as long-term. Commercial paper and bank borrowings outstanding as of December 31, 1998 and 1997 were at weighted average interest rates of 6.4% and 6.2%, respectively. Fees are paid to compensate banks for lines of credit.

     In 1998, MCN issued $260,000,000 of debt under a one-year term loan facility, due December 1999. Principal payments are required based on certain proceeds received from the sale of E&P assets. Under the terms of the agreement, certain alternative variable interest rates are available at the borrower's option. The weighted average interest rate at December 31, 1998 was 6.2%.

     In 1998, MCNIC issued a total of $300,000,000 of remarketable debt securities with various interest rates and maturity dates. These securities are senior unsecured obligations of MCNIC and are subject to an MCN support agreement. The securities are structured such that at a specified future remarketing date the remarketing agents may elect to remarket the securities whereby the annual interest rate will be reset. MCNIC received option premiums in return for the remarketing option. If the remarketing agents elect not to remarket the securities, MCNIC will be required to repurchase the securities at their principal amounts. The option premiums received, net of financing costs incurred, totaled $5,709,000 and are being amortized to income over the life of the debt. The remarketing dates are in April 2001, 2002 and 2003.

     During 1998, MOG retired early a five-year $100,000,000 term loan.

     GAS DISTRIBUTION -- At December 31, 1998, MichCon had credit lines permitting borrowings of up to $150,000,000 under a 364-day revolving credit facility and up to $150,000,000 under a three-year revolving credit facility, both of which were renewed in July 1998. MichCon issues commercial paper in lieu of an equivalent amount of borrowings under these lines of credit. Commercial paper outstanding at December 31, 1998 and 1997 totaled $218,447,000 and $236,740,000 and was at weighted average interest rates of 5.6% and 5.8%, respectively. This debt is classified as short-term. Fees are paid to compensate banks for lines of credit.

     In 1998, MichCon issued a total of $150,000,000 of remarketable debt securities with various interest rates. These securities are "fall-away mortgage" debt and, as such, are secured debt as long as MichCon's current first mortgage bonds are outstanding and become senior unsecured debt thereafter. The securities are structured such that the interest rates of the issues can be reset at various remarketing dates over the life of the debt. The initial remarketing dates are in June 2003 and 2008. MichCon received option premiums in return for granting options to underwriters to reset the interest rate for a period of ten years at the initial remarketing dates. The option premiums received, net of financing costs incurred, totaled $3,052,000 and are being amortized to income over the initial interest and corresponding option periods. If the underwriters elect not to exercise their reset options, the securities become subject to the remarketing feature. If MichCon and the remarketing agent cannot agree on an interest rate or the remarketing agent is unable to remarket the securities, MichCon will be required to repurchase the securities at their principal amounts.

     In 1998, MichCon redeemed through a tender offer $37,000,000 of the outstanding $55,000,000 balance of 9 1/8% first mortgage bonds due 2004, and $52,686,000 of the outstanding $70,000,000 balance of 8% first mortgage bonds due 2002.

     During 1997, nonutility subsidiaries of MichCon borrowed $40,000,000 under a nonrecourse credit agreement. Under terms of the agreement, certain alternative variable interest rates are available at the borrowers' option during the life of the agreement. Quarterly principal payments commenced in 1997, with a final installment due November 2005. The loan is secured by a pledge of stock of the borrowers and a security interest in certain of their assets. MichCon may be required to support the credit agreement through limited capital contributions to the subsidiaries if certain cash flow and operating targets are not met. At December 31, 1998 and 1997, $29,200,000 and $36,400,000
were outstanding at weighted average interest rates of 5.8% and 6.4%, respectively.

     MichCon has variable interest rate swap agreements with notional principal amounts aggregating $92,000,000 in connection with its first mortgage bonds. Swap agreements of $40,000,000 through May 2002 have reduced the average cost of the related debt from 7.3% to 6.3% for the year ended December 31, 1998. Swap agreements of $40,000,000 through May 2005 have reduced the average cost of the related debt from 7.1% to 5.9% for the year ended December 31, 1998. Swap agreements of $12,000,000 through April 2000 have reduced the average cost of the related debt from 8.3% to 4.4% for the year ended December 31, 1998. A nonutility subsidiary of MichCon has an interest rate swap agreement on the $14,080,000 outstanding balance of its project loan agreement at December 31, 1998 that effectively fixes the interest rate at 7.5% through February 2003.

10. PREFERRED AND HYBRID SECURITIES

     A. MCN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
        SUBSIDIARIES

          MCN has established various trusts and a partnership formed for the sole purpose of issuing preferred securities and lending the gross proceeds thereof to MCN. The sole assets of the trusts and partnership are debentures of MCN with terms similar to those of the related preferred securities.

          Summarized information for MCN-obligated mandatorily redeemable preferred securities of subsidiaries holding solely debentures of MCN is as follows:

                                                                     LIQUIDATION   MATURITY OF    EARLIEST
                                                                        VALUE      UNDERLYING    REDEMPTION
                                                 1998       1997      PER SHARE     SECURITY        DATE
                                                 ----       ----     -----------   -----------   ----------
                                                   (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
        MCN Financing I
          8 5/8% Trust Originated Preferred
          Securities........................   $ 77,068   $ 77,045     $   25          2036         2001
          (3,200,000 preferred securities)
          Dividends payable quarterly
        MCN Financing II
          8 5/8% Trust Preferred
             Securities.....................     96,669         --         25          2038         2003
          (4,000,000 preferred securities)
          Dividends payable quarterly
        MCN Financing V
          6.305% Private Institutional Trust
          Securities........................         --     99,606      1,000            --           --
          (100,000 preferred securities)
          Dividends payable semi-annually
        MCN Financing VI
          6.85% Single Point Remarketed
          Reset Capital Securities..........     99,397     99,507      1,000          2037         1999
          (100,000 preferred securities)
          Dividends payable semi-annually
        MCN Michigan Ltd. Partnership
          9 3/8% Redeemable Cumulative
          Preferred Securities, Series A....     96,819     96,696         25          2024         1999
          (4,000,000 preferred securities)
          Dividends payable monthly
        MCN Financing III
          8% FELINE PRIDES..................    132,250    132,250         50          2002         2002
          (2,645,000 FELINE PRIDES)
          Dividends payable quarterly
                                               --------   --------
                                               $502,203   $505,104
                                               ========   ========

          The preferred securities carry similar provisions as described below.

          The preferred securities allow MCN the right to extend interest payment periods on the debentures and, as a consequence, dividend payments on the preferred securities can be deferred by the trusts and partnership during any such interest payment period. In the event that MCN exercises this right, MCN may not declare dividends on its common stock.

          In the event of default, holders of the preferred securities will be entitled to exercise and enforce the trusts' and partnership's creditor rights against MCN, which may include acceleration of the principal amount due on the debentures. MCN has issued guaranties with respect to payments on the preferred securities. These guaranties, when taken together with MCN's obligations under the debentures, the related indenture, and the trust and partnership documents, provide full and unconditional guaranties of the trusts' and partnership's obligations under the preferred securities to the extent of the funds available therefor.

          Financing costs for these issuances were deferred and are reflected as a reduction in the carrying value of the preferred securities. These costs are being amortized using the straight-line method over the estimated lives of the related securities.

          In addition to the similar provisions previously discussed, specific terms of the securities follow:

        - 6.305% Private Institutional Trust Securities (PRINTS) -- MCN redeemed the 6.305% PRINTS during 1998.

        - 6.85% Single Point Remarketed Reset Capital Securities -- These preferred securities are structured such that at a specified future date, the rate reset date, the securities may be remarketed with a new liquidation preference value of $25 per security and the number of securities outstanding would adjust to 4,000,000. The annual dividend payment rate will be reset to reflect the lowest rate, less than or equal to a maximum rate, at which the securities can be remarketed at a price equal to their liquidation preference value. On the rate reset date, the terms of an equivalent amount of the MCN senior debentures will change to reflect the new terms of the remarketed preferred securities. The debentures will thereafter be subordinated and junior in right of payment to all senior obligations of MCN. The rate reset date for the securities is anticipated to be October 1999.

        - 8% FELINE PRIDES -- Each security initially consists of a stock purchase contract and a preferred security of MCN Financing III. Under each stock purchase contract, MCN is obligated to sell, and the FELINE PRIDES holder is obligated to purchase between 1.4132 and 1.7241 shares of MCN common stock in May 2000 for $50. The exact number of MCN common shares to be sold is dependent on the market value of a share in May 2000, but will not be less than 3,737,988 or more than 4,560,345 shares. MCN also is obligated to pay the FELINE PRIDES holders a quarterly contract adjustment payment at an annual rate of .75% of the stated amount. MCN has recorded the present value of the contract adjustment as a liability and a reduction to Common Shareholders' Equity on MCN's Consolidated Statement of Financial Position. The liability is reduced as the contract adjustment payments are made.

          Holders of the preferred securities are entitled to receive cumulative dividends at an annual rate of 7.25% of the liquidation preference value. The preferred securities are pledged as collateral to secure the FELINE PRIDES holders' obligation to purchase MCN common stock under the stock purchase contracts. Each holder has the right after issuance of the FELINE PRIDES to substitute for the preferred securities, zero coupon U.S. Treasury securities maturing in May 2000. Each FELINE PRIDES holder has the option to use the preferred securities, treasury securities or cash to satisfy the May 2000 purchase contract commitment.

     B. PREFERRED SECURITIES

          MCN is authorized to issue 25,000,000 shares of no par value preferred stock, and MichCon is authorized to issue 7,000,000 shares of preferred stock with a par value of $1 per share and 4,000,000 shares of preference stock with a par value of $1 per share. At December 31, 1998, no issuances of preferred or preference stock were made under these authorizations.

     C. ENHANCED PRIDES

          MCN has issued 5,865,000 of Preferred Redeemable Increased Dividend Equity Securities (Enhanced PRIDES) that yield 8 3/4% with a stated amount of $23.00 per security. Each security represents a contract to purchase MCN common stock in April 1999, or earlier under certain limited circumstances. As subsequently discussed, proceeds from the issuance totaling approximately $135,000,000 were used to acquire 6.5% U.S. Treasury notes underlying the security. The interest from the Treasury notes passes through to the Enhanced PRIDES holder. Accordingly, MCN received no cash from issuing the Enhanced PRIDES.

          Under each security, MCN is obligated to sell, and the Enhanced PRIDES holder is obligated to purchase for $23.00, between .8333 of a share and one share of MCN common stock. The exact number of MCN common shares to be sold is dependent on the market value of a share in April 1999. However, the total number to be sold will not be less than 4,887,500 shares or more than 5,865,000 shares.

          MCN also is obligated to pay the Enhanced PRIDES holders, semi-annually, a yield enhancement payment at an annual rate of 2 1/4% of the stated amount. MCN has recorded the present value of the yield enhancement payments as a liability and a reduction to Common Shareholders' Equity on MCN's Consolidated Statement of Financial Position. The liability is reduced when the yield enhancement payments are paid. MCN has the right to defer the yield enhancement payments, in which case MCN cannot declare dividends on its common stock until the yield enhancement payments have been made. In addition, MCN has incurred costs in conjunction with the issuance of the Enhanced PRIDES and similarly has recorded the costs as a reduction to Common Shareholders' Equity.

          The Treasury notes underlying the securities are pledged as collateral to secure the Enhanced PRIDES holders' obligation to purchase MCN common stock under the stock purchase contract. At maturity in April 1999, the principal received from the Treasury notes will be used to satisfy the Enhanced PRIDES holders' obligation in full. Neither the Enhanced PRIDES nor the Treasury notes are included on MCN's Consolidated Statement of Financial Position. However, the issuance of common stock will be reflected when cash proceeds totaling approximately $135,000,000 are received by MCN in April 1999.

11. COMMON STOCK AND EARNINGS PER SHARE

     A. COMMON STOCK

          In 1998, MCN issued approximately 310,000 shares in conjunction with the acquisition of heating, ventilating and air conditioning companies. In 1997, MCN sold 9,775,000 shares of new common stock in a public offering, generating net proceeds of $276,600,000.

          MCN has traditionally issued new shares of common stock pursuant to its Direct Stock Purchase and Dividend Reinvestment Plan and various employee benefit plans. The number of shares issued was approximately 1,190,000 in 1998, 1,165,000 in 1997, and 926,000 in 1996, generating net proceeds of $20,200,000, $17,800,000 and $17,300,000, respectively.
     Beginning in 1999, shares issued under these plans will be acquired by MCN through open market purchases.

     B. STOCK INCENTIVE PLAN

          MCN's Stock Incentive Plan authorizes the use of performance units, stock options, restricted stock or other stock-related awards to key employees, primarily management. MCN's current policy is to issue performance units, which encourages a strategic focus on long-term performance and has a high employee retention value. The performance units are denominated in shares of MCN common stock and issued to employees based on total shareholder return over a six-year period, as compared to a group of peer companies. The initial number of performance units granted is based on total shareholder return relative to the peer group during the previous three-year period. Participants receive dividend equivalents on the units granted. The initial grants will be adjusted upward or downward based on total shareholder return relative to the peer group for the subsequent three-year period. The final awards are then payable in shares of common stock or can be deferred. Participants must retain 50% of any common shares paid until certain stock ownership guidelines are met. The deferred units must be retained by the participants until their employment with MCN ceases.

          During 1998, 1997 and 1996, MCN granted 293,116, 245,340 and 301,616 performance units with a weighted average grant date fair value of $37.00, $31.00 and $24.625 per unit, respectively. MCN accounts for stock-based compensation awards under the fair value-based method as prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," which was adopted in 1996. Accordingly, the costs of performance units awarded, measured at their fair value on the grant date, are being recorded as compensation expense and Additional Paid-in Capital over their vesting period. MCN adjusts compensation expense for changes in the number of performance units that are expected to vest. A stock-based compensation benefit of $3,625,000 was recognized during 1998 for all awards outstanding as a result of a reduction in the number of performance units expected to vest. Stock-based compensation costs recognized during 1997 and 1996 for all awards outstanding totaled $15,070,000 and $14,055,000, respectively. At December 31, 1998, there were 5,143,730 shares available to be issued under the Stock Incentive Plan.

          In February 1999, MCN revised its policy whereby a portion of any stock-related awards under the Stock Incentive Plan will be in the form of stock options. The remaining portion of any awards will continue to be in the form of performance units.

     C. SHAREHOLDERS' RIGHTS PLAN

          One preferred share purchase right is attached to each outstanding share of MCN common stock. The rights are exercisable only upon certain triggering events and expire in July 2007. The rights, which cannot be traded separately from MCN's common stock, are intended to maximize shareholders' value in the event that MCN is acquired.

     D. EARNINGS PER SHARE

          MCN reports both basic and diluted earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share assumes the issuance of potential dilutive common shares outstanding during the period and adjusts for changes in income and the repurchase of common shares that would have occurred with proceeds from the assumed issuance. A reconciliation of both calculations for continuing operations is shown below.

                                                                                WTD. AVG.       EARNINGS
                                                                                 COMMON        (LOSS) PER
                                                             INCOME (LOSS)       SHARES          SHARE
                                                             -------------      ---------      ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1998
Basic Loss Per Share.....................................      $(286,468)        78,823          $(3.63)
                                                                                                 ------
Effect of Dilutive Securities............................             --             --
                                                               ---------         ------
Diluted Loss Per Share...................................      $(286,468)        78,823          $(3.63)
                                                               =========         ======          ======
1997
Basic Earnings Per Share.................................      $ 133,229         72,887          $ 1.82
                                                                                                 ------
Effect of Dilutive Securities
  FELINE PRIDES..........................................          1,688          1,021
  Enhanced PRIDES........................................            222            623
  Stock-based compensation plans.........................             --            904
                                                               ---------         ------
Diluted Earnings Per Share...............................      $ 135,139         75,435          $ 1.79
                                                               =========         ======          ======
1996
Basic Earnings Per Share.................................      $ 112,569         66,944          $ 1.68
                                                                                                 ------
Effect of Dilutive Securities
  Enhanced PRIDES........................................             73             41
  Stock-based compensation plans.........................             --            536
                                                               ---------         ------
Diluted Earnings Per Share...............................      $ 112,642         67,521          $ 1.67
                                                               =========         ======          ======

12. LEASES

     MCN leases certain property (principally a warehouse, office building and parking structure) under lease arrangements expiring at various dates to 2006, with renewal options extending beyond that date. Portions of the office buildings and parking structure are subleased to various tenants.

     In January 1998, MCN purchased one of its office buildings previously leased, thereby eliminating the related long-term capital lease obligation. As a result, the long-term capital lease obligation of $6,818,000 was reclassified as a current capital lease obligation at December 31, 1997. Other long-term capital lease obligations of MCN are not significant.

     Minimum rental commitments related to noncancelable operating leases outstanding at December 31, 1998 are $5,952,000 in 1999, $5,072,000 in 2000,
$4,887,000 in 2001, $4,632,000 in 2002, $3,111,000 in 2003 and $5,735,000
thereafter.

     Total minimum lease payments for operating leases have not been reduced by future minimum sublease rentals of $1,430,000 under noncancelable subleases.

     Operating lease payments for the years ended December 31, 1998, 1997 and 1996 were $6,774,000, $5,007,000 and $5,243,000, respectively.

13. COMMITMENTS AND CONTINGENCIES

     A. GUARANTIES

          MCN issued a guaranty in conjunction with a Genix building lease expiring no later than 2010. The lease agreement does not allow MCN to transfer its obligation under the guaranty to ACS, who acquired Genix in June 1996 (Note 4b). However, ACS is obligated to reimburse MCN for any payments made as a result of this guaranty. Obligations under the guaranty approximated $11,908,000 at December 31, 1998.

          MCN has a 47.5% interest in a partnership that owns and operates a natural gas transmission and distribution system located in southern Missouri. MCN has issued a guaranty for the full amount of construction financing obtained by the partnership and one of the parties to the partnership is obligated to reimburse MCN for 50% of any payments made as a result of this guaranty. Borrowings outstanding under the construction loan totaled $29,000,000 at December 31, 1998.

          A subsidiary of MichCon and an unaffiliated corporation have formed a series of partnerships engaged in the construction and development of a residential community on the Detroit riverfront (Harbortown). One of the partnerships obtained $12,000,000 of tax-exempt financing due June 2004 through the Michigan State Housing Development Authority. Both partners and their parent corporations have issued guaranties for the full amount of this financing, and each parent corporation has agreed to reimburse the other for 50% of any payments made as a result of these guaranties.

     B. ENVIRONMENTAL MATTERS

          Prior to the construction of major natural gas pipelines, gas for heating and other uses was manufactured from processes involving coal, coke or oil. MCN owns, or previously owned, 17 such former manufactured gas plant (MGP) sites.

          During the mid-1980s, preliminary environmental investigations were conducted at these former MGP sites, and some contamination related to the by-products of gas manufacturing was discovered at each site. The existence of these sites and the results of the environmental investigations have been reported to the Michigan Department of Environmental Quality (MDEQ). None of these former MGP sites is on the National Priorities List prepared by the U.S. Environmental Protection Agency (EPA).

          MCN is involved in an administrative proceeding before the EPA regarding one of the former MGP sites. MCN has executed an order with the EPA, pursuant to which MCN is legally obligated to investigate and remediate the MGP site. MCN is remediating five of the former MGP sites and conducting more extensive investigations at four other former MGP sites. In 1998, MichCon completed the remediation of one of the former MGP sites, which was confirmed by the MDEQ. Additionally, the MDEQ has determined with respect to one other former MGP site that MichCon is not a responsible party for the purpose of assessing remediation expenditures.

          In 1984, MCN established an $11,700,000 reserve for environmental investigation and remediation. During 1993, MichCon received MPSC approval of a cost deferral and rate recovery mechanism for investigation and remediation costs incurred at former MGP sites in excess of this reserve.

          MCN employed outside consultants to evaluate remediation alternatives for these sites, to assist in estimating its potential liabilities and to review its archived insurance policies. The findings of these investigations indicate that the estimated total expenditures for investigation and remediation activities for these sites could range from $30,000,000 to $170,000,000 based on undiscounted 1995 costs. As a result of these studies, MCN accrued an additional liability and a corresponding regulatory asset of $35,000,000 during 1995.

          MCN notified more than 50 current and former insurance carriers of the environmental conditions at these former MGP sites. MCN concluded settlement negotiations with certain carriers in 1996 and 1997 and has received payments from several carriers. In October 1997, MCN filed suit against major nonsettling carriers seeking recovery of incurred costs and a declaratory judgment of the carriers' liability for future costs of environmental investigation and remediation costs at former MGP sites. Discovery is ongoing in the case, and a preliminary trial date has been scheduled for August 1999.

          During 1998, 1997 and 1996, MCN spent $1,649,000, $835,000 and
     $900,000, respectively, investigating and remediating these former MGP sites. At December 31, 1998, the reserve balance was $35,092,000, of which $92,000 was classified as current. Any significant change in assumptions, such as remediation techniques, nature and extent of contamination and regulatory requirements, could impact the estimate of remedial action costs for the sites and, therefore, have an effect on MCN's financial position and cash flows. However, management believes that insurance coverage and the cost deferral and rate recovery mechanism approved by the MPSC will prevent environmental costs from having a material adverse impact on MCN's results of operations.

          In 1998, MichCon received written notification from ANR Pipeline Company (ANR), alleging that MichCon has responsibility for a portion of the costs associated with responding to environmental conditions present at a natural gas storage field in Michigan currently owned and operated by an affiliate of ANR. At least some portion of the natural gas storage field was formerly owned by MichCon. MichCon is evaluating ANR's allegations to determine whether and to what extent, if any, that it may have legal responsibility for these costs. Management does not believe that this matter will have a material impact on MCN's financial statements.

     C. COMMITMENTS

          In 1997, MCN's 50%-owned partnership, Washington 10 Storage Partnership (W-10), entered into a leveraged lease transaction to finance the conversion of a depleted natural gas reservoir into a 42 Bcf storage facility. The storage facility is expected to begin operations in mid-1999 and cost $160,000,000 to develop. MCN has entered into a contract with W-10 to market 100% of the capacity of the storage field through 2029. Under the terms of the marketing contract, MCN is obligated to generate sufficient revenues to cover W-10's lease payments and certain operating costs, which average approximately $16,000,000 annually. As of December 31, 1998, MCN had long-term contracts in place ranging from 1999-2016 for approximately 40% of the field's capacity effectively reducing its commitments under the marketing contract. A significant portion of the remaining capacity is expected to be contracted by

     MCN's Energy Marketing operations, thereby effectively enhancing its ability to offer a reliable gas supply during peak winter months.

          To ensure a reliable supply of natural gas at competitive prices, MCN has entered into long-term purchase and transportation contracts with various suppliers and producers. In general, purchase prices are under fixed price and volume contracts or formulas based on market prices. MCN has firm purchase commitments through 2001 for approximately 641 Bcf of gas, approximately 487 Bcf of which are Gas Distribution purchase commitments. MCN expects that sales will exceed its minimum purchase commitments. MCN has long-term transportation and storage contracts with various companies expiring on various dates through the year 2016. MCN is also committed to pay demand charges of approximately $105,286,000 during 1999 related to firm purchase and transportation agreements. Of this total, approximately $54,248,000 relates to Gas Distribution.

          Capital investments for 1999 are expected to approximate $750,000,000. Certain commitments have been made in connection with such capital investments.

     D. OTHER

          MCN is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning claims arising in the ordinary course of business. Management cannot predict the final disposition of such proceedings, but believes that adequate provision has been made for probable losses. It is management's belief, after discussion with legal counsel, that the ultimate resolution of those proceedings still pending will not have a material adverse effect on MCN's financial statements.

14. RISK MANAGEMENT ACTIVITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

     MCN manages commodity price and interest rate risk through the use of various derivative instruments and predominantly limits the use of such instruments to hedging activities. If MCN did not use derivative instruments, its exposure to such risks would be higher. Although this strategy reduces risk, it also limits potential gains from favorable changes in commodity prices and interest rates. Derivative instruments also give rise to credit risks due to nonperformance by counterparties. MCN's control procedures are designed to minimize overall exposure to credit risk. MCN closely monitors the financial condition and credit ratings of counterparties, diversifies its risk by having a significant number of counterparties, and limits its counterparties to investment grade institutions. MCN generally requires cash collateral when exposure to each counterparty exceeds certain limits, and its agreements with each counterparty generally allow for the netting of positive and negative positions.

     Commodity price and interest rate risks are actively monitored by a risk control group to ensure compliance with MCN's risk management policies at both the corporate and subsidiary levels. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given MCN's objectives, strategies and current market conditions. MCN closely monitors and manages its exposure to commodity price risk through a variety of risk management techniques. MCN's objective is to manage its exposure to commodity price risk to increase the likelihood of achieving targeted rates of return.

     Derivative instruments are reviewed periodically to ensure they continue to effectively reduce exposure to commodity price and interest rate risks, and, therefore, high correlation is maintained between changes in the fair value of derivative instruments and the underlying items or transactions being hedged. In the event that a derivative is no longer deemed effective or does not qualify for hedge accounting, the instruments are recorded as an asset or liability at fair value, with changes in fair value recorded to income.

     A. COMMODITY PRICE HEDGING

          Natural gas and oil futures, options and natural gas and oil swap agreements are used to manage Diversified Energy's exposure to the risk of market price fluctuations on gas sale and purchase contracts, gas and oil production and gas inventories. Changes in the market value of contracts that hedge gas supply transactions are deferred and included in inventory costs until the hedged transaction is completed, at which time the realized gain or loss is included in the cost of gas. Market value changes of contracts that hedge gas and oil sales transactions are also deferred and recorded as a deferred credit or deferred charge until the hedged transaction is completed, at which time the realized gain or loss is included as an adjustment to revenues. Unrealized gains and losses on derivative contracts that are terminated or sold continue to be deferred until such time as the initial hedged transactions are completed. In the instance when a hedged item no longer exists or is no longer probable of occurring, unrealized gains and losses would be included in income unless the derivative is redesignated to a similar transaction and qualifies for hedge accounting.

        The following assets and liabilities related to the use of gas and oil swap agreements are reflected in the Consolidated Statement of Financial Position at December 31.

                                                                     1998         1997
                                                                     ----         ----
                                                                       (IN THOUSANDS)
    Deferred Swap Losses and Receivables
      Unrealized losses.........................................    $48,700      $34,736
      Receivables...............................................     25,864       16,683
                                                                    -------      -------
                                                                     74,564       51,419
      Less -- Current portion...................................     11,417          396
                                                                    -------      -------
                                                                    $63,147      $51,023
                                                                    =======      =======
    Deferred Swap Gains and Payables
      Unrealized gains..........................................    $24,126      $15,005
      Payables..................................................     54,525       41,164
                                                                    -------      -------
                                                                     78,651       56,169
      Less -- Current portion...................................     15,695       14,452
                                                                    -------      -------
                                                                    $62,956      $41,717
                                                                    =======      =======

          The following table of natural gas and oil swap agreements outstanding at December 31 is summarized by fixed or variable prices to be received. Notional amounts represent the volume of transactions valued at the fixed or variable price that MCN has contracted to obtain. Notional amounts do not represent the amounts exchanged by the parties to the swaps, and therefore do not reflect MCN's exposure to commodity price or credit risks.

                                                                       1998            1997
                                                                       ----            ----
                                                                    (IN THOUSANDS OF DOLLARS)
    Fixed Price Receiver
      Volumes (Bcf equivalent)..................................        280.9           447.5
      Notional value............................................     $675,671        $994,159
      Latest maturity...........................................         2013            2013
                                                                     --------        --------
    Variable Price Receiver
      Volumes (Bcf equivalent)..................................        364.0            39.5
      Notional value............................................     $816,414        $ 94,082
      Latest maturity...........................................         2006            2006
                                                                     --------        --------

          In addition, at December 31, 1998, MCN had futures contracts that permit settlement by delivery of the underlying commodity of 113.5 Bcf with unrealized gains of $4,699,000. Futures contracts of 73.3 Bcf with unrealized gains of $2,031,000 and 21.7 Bcf with unrealized losses of $10,120,000 were outstanding at December 31, 1997.

     Collateral in the form of cash totaling $13,990,000 was provided under hedging contracts at December 31, 1998.

     B. TRADING ACTIVITIES

          As discussed in Note 1b to the Consolidated Financial Statements, a special investigation of MCN's non-utility energy marketing operations identified certain unauthorized gas purchase and sale contracts that were entered into for trading purposes. The unauthorized transactions violate MCN's risk-management policy that requires all such activities to be reviewed and approved by a risk committee that reports regularly to the MCN Board of Directors. The purchase and sale contracts entered into in connection with trading activities run through March 2000 and are accounted for using the mark-to-market method, with unrealized gains and losses recorded as an adjustment to cost of gas.

     C. INTEREST RATE HEDGING

          In order to manage interest costs, MCN uses interest rate swap agreements to exchange fixed and variable rate interest payment obligations over the life of the agreements without exchange of the underlying principal amounts. Interest rate swaps are subject to market risk as interest rates fluctuate. The difference to be received or paid on these agreements is accrued and recorded as an adjustment to interest expense over the life of the agreements. The fair value of the swap agreements and changes in the fair value as a result of changes in market interest rates are not recognized in the financial statements. In the event of an interest rate swap termination, any associated gains and losses would be deferred and amortized as an adjustment to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of an early extinguishment of a designated debt obligation, derivative gains and losses would be included in income, unless the swap agreement is redesignated as a hedge of another outstanding debt obligation with similar characteristics and qualifies for hedge accounting.

          At December 31, 1998, MCN had interest rate swap agreements with notional principal amounts totaling $186,100,000 (Note 9) and a weighted average remaining life of 3.6 years. At December 31, 1997, the notional principal amount of outstanding interest rate swaps totaled $288,000,000. The notional principal amounts are used solely to calculate amounts to be paid or received under the interest rate swap agreements and approximate the principal amount of the underlying debt being hedged.

15. FAIR VALUE OF FINANCIAL AND OTHER SIMILAR INSTRUMENTS

     MCN has estimated the fair value of its financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in developing the estimates of the fair value of financial instruments and, therefore, the values are not necessarily indicative of the amounts that MCN could realize in a current market exchange. The carrying amounts of certain financial instruments, such as notes payable, customer deposits and notes receivable, are assumed to approximate fair value due to their short-term nature.

     The carrying amount and fair value of other financial instruments consist of the following:

                                                                 1998                            1997
                                               CARRYING       ESTIMATED        CARRYING       ESTIMATED
                                                AMOUNT        FAIR VALUE        AMOUNT        FAIR VALUE
                                               --------       ----------       --------       ----------
                                                                    (IN THOUSANDS)
ASSETS
Investment in debt and equity
  securities..............................    $   69,705      $   69,705      $   97,521      $   97,521
LIABILITIES AND CAPITALIZATION
Long-term debt, excluding capital lease
  obligations.............................     1,301,823       1,358,371       1,204,862       1,251,883
Redeemable preferred securities...........       502,203         476,443         505,104         550,197
DERIVATIVE FINANCIAL AND OTHER SIMILAR
  INSTRUMENTS (NOTE 14)
Natural gas & oil swaps
  with unrealized gains...................        24,126          24,126          15,005          15,005
  with unrealized losses..................        48,700          48,700          34,736          34,736
Natural gas & oil futures
  with unrealized gains...................         4,699           4,699           2,031           2,031
  with unrealized losses..................            --              --          10,120          10,120
Interest rate swaps
  with unrealized gains...................            --           9,033              --           5,006
  with unrealized losses..................            --             696              --             415

     The fair values are determined based on the following:

     INVESTMENT IN DEBT AND EQUITY SECURITIES -- carrying amount approximates fair value taking into consideration interest rates available to MCN for investments with similar terms.

     LONG-TERM DEBT -- interest rates available to MCN for issuance of debt with similar terms and remaining maturities.

     REDEEMABLE CUMULATIVE PREFERRED SECURITIES -- quoted market prices on the New York Stock Exchange and interest rates available to MCN for issuance of preferred securities with similar terms.

     NATURAL GAS AND OIL SWAPS AND FUTURES, AND INTEREST RATE SWAPS -- estimated amounts that MCN would receive or pay to terminate the swap agreements and futures, taking into account current gas and oil prices, interest rates and the creditworthiness of the counterparties.

     GUARANTIES (NOTE 13A) -- Management is unable to practicably estimate the fair value of the Southern Missouri, Genix and Harbortown guaranties due to the nature of the transactions.

     The fair value estimates presented herein are based on information available to management as of December 31, 1998 and 1997. Management is not aware of any subsequent factors that would significantly affect the estimated fair value amounts.

16. RETIREMENT BENEFITS AND TRUSTEED ASSETS

     In 1998, MCN adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits.

     A. PENSION PLAN BENEFITS

          Separate defined benefit retirement plans are maintained for union and nonunion employees. The plans are noncontributory, cover substantially all employees and generally provide for normal retirement at age 65, but with the option to retire earlier or later under certain conditions. The plans provide pension benefits that are based on each employee's compensation and years of credited service. Currently these plans meet the full funding limitations of the Internal Revenue Code. Accordingly, no contributions for the 1998, 1997 or 1996 plan years were made, and none is expected to be made for the 1999 plan year.

          Net pension credit for the years ended December 31 includes the following components:

                                                                  1998          1997          1996
                                                                  ----          ----          ----
                                                                           (IN THOUSANDS)
    Service Cost............................................    $ 10,993      $ 10,380      $ 11,194
    Interest Cost...........................................      38,046        36,059        34,223
    Expected Return on Plan Assets..........................     (74,383)      (63,879)      (56,923)
    Amortization of:
      Net gain..............................................      (6,572)       (5,410)       (1,682)
      Prior service cost....................................       1,044          (149)         (156)
      Net transition asset..................................      (5,023)       (5,080)       (5,040)
    Special Termination Benefits............................       5,054            --            --
    Settlements.............................................      (7,300)       (3,266)           --
                                                                --------      --------      --------
    Net Pension Credit......................................    $(38,141)     $(31,345)     $(18,384)
                                                                ========      ========      ========

     The following table sets forth a reconciliation of the obligations, assets and funded status of the plans as well as the amounts recognized as prepaid pension cost in the Consolidated Statement of Financial Position:

                                                                       1998             1997
                                                                       ----             ----
                                                                           (IN THOUSANDS)
    Measurement Date............................................    October 31       October 31
    Accumulated Benefit Obligation at the End of the
      Period....................................................     $ 462,347        $ 413,280
                                                                     ---------        ---------
    Projected Benefit Obligation at the Beginning of the
      Period....................................................     $ 489,779        $ 450,912
    Service Cost................................................        10,993           10,380
    Interest Cost...............................................        38,046           36,059
    Plan Amendments.............................................        22,564               --
    Actuarial Loss..............................................        45,879           26,357
    Special Termination Benefits................................         5,054               --
    Settlements Due to Lump Sums................................       (21,033)          (8,844)
    Regular Benefits............................................       (28,782)         (25,085)
                                                                     ---------        ---------
    Projected Benefit Obligation at the End of the Period.......     $ 562,500        $ 489,779
                                                                     =========        =========
    Plan Assets at Fair Value at the Beginning of the Period....     $ 844,107        $ 730,820
    Actual Return on Plan Assets................................       106,300          143,859
    Settlements Due to Lump Sums................................       (16,333)          (5,487)
    Regular Benefits............................................       (28,782)         (25,085)
                                                                     ---------        ---------
    Plan Assets at Fair Value at the End of the Period..........     $ 905,292        $ 844,107
                                                                     =========        =========
    Funded Status of the Plans..................................     $ 342,792        $ 354,328
    Unrecognized
      Net gain..................................................      (221,245)        (244,405)
      Prior service cost........................................        19,448           (1,275)
      Net transition asset......................................       (29,220)         (35,014)
                                                                     ---------        ---------
    Prepaid Pension Cost........................................     $ 111,775        $  73,634
                                                                     =========        =========
    Prepaid Benefit Cost........................................     $ 114,275        $  75,921
    Accrued Benefit Liability...................................        (2,500)          (2,287)
                                                                     ---------        ---------
    Total Recognized............................................     $ 111,775        $  73,634
                                                                     =========        =========

     In determining the actuarial present value of the projected benefit obligation, the weighted average discount rate was 6.5%, 7.5% and 8% for 1998, 1997 and 1996, respectively. The rate of increase in future compensation levels used was 5% for 1998 and 1997. The expected long-term rate of return on plan assets, which are invested primarily in equity and fixed income securities, was 9.5% for 1998 and 9.25% for 1997 and 1996.

     In 1998, MichCon implemented an early retirement program under which approximately 6% of its workforce retired in 1998 with incentives. The program increased the projected benefit obligation and 1998 pension costs by $5,054,000.

     MCN also sponsors defined contribution retirement savings plans. Participation in one of these plans is available to substantially all union and nonunion employees. MCN matches employee contributions up to certain predefined limits based upon salary and years of credited service. The cost of these plans for continuing operations was $5,600,000 in 1998, $6,200,000 in 1997 and $6,100,000 in 1996.

     B. OTHER POSTRETIREMENT BENEFITS

          MCN provides certain healthcare and life insurance benefits for retired employees who may become eligible for these benefits if they reach retirement age while working for MCN. These benefits are being accounted for under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the use of accrual accounting. Upon adoption of SFAS No. 106, MCN deferred its 1993 postretirement costs related to Gas Distribution in excess of claims paid until 1994, when new rates to recover such costs became effective.

          MCN's policy is to fund certain trusts to the extent its postretirement benefit costs are recognized in Gas Distribution rates. Separate qualified Voluntary Employees' Beneficiary Association (VEBA) trusts exist for union and nonunion employees. Funding to the VEBA trusts totaled $2,200,000, $6,700,000 and $41,918,000 in 1998, 1997 and 1996,
     respectively. The expected long-term rate of return on plan assets that are invested in life insurance policies, equity securities and fixed income securities, was 9.8% for 1998 and 9.1% for 1997 and 1996.

          Net postretirement cost for the years ended December 31 includes the following components:

                                                       1998        1997       1996
                                                       ----        ----       ----
                                                             (IN THOUSANDS)
Service Cost.....................................    $  4,044    $  4,354    $ 4,541
Interest Cost....................................      16,891      17,857     16,826
Expected Return on Plan Assets...................     (13,570)    (11,082)    (9,872)
Amortization of:
  Net gain.......................................      (5,723)     (4,933)    (4,332)
  Net transition obligation......................      12,898      13,587     13,587
Special Termination Benefits.....................       1,186          --         --
                                                     --------    --------    -------
Total Postretirement Cost........................      15,726      19,783     20,750
Regulatory Adjustment............................          43       4,907      7,553
                                                     --------    --------    -------
Net Postretirement Cost..........................    $ 15,769    $ 24,690    $28,303
                                                     ========    ========    =======

          The following table sets forth a reconciliation of the obligations, assets and funded status of the plans as well as the amounts recorded as accrued postretirement cost in the Consolidated Statement of Financial
     Position:

                                                            1998           1997
                                                            ----           ----
                                                               (IN THOUSANDS)
Measurement Date.....................................    October 31     October 31
Accumulated Postretirement Benefit
  Obligation at the Beginning of the Period..........     $ 229,337      $ 223,214
Service Cost.........................................         4,044          4,354
Interest Cost........................................        16,891         17,857
Plan Amendments......................................        (8,269)            --
Actuarial (Gain) Loss................................        24,660         (4,561)
Special Termination Benefits.........................         1,186             --
Benefits Paid........................................       (11,702)       (11,527)
                                                          ---------      ---------
Accumulated Postretirement Benefit Obligation at the
  End of the Period..................................     $ 256,147      $ 229,337
                                                          =========      =========
Plan Assets at Fair Value at the Beginning of the
  Period.............................................     $ 152,405      $ 126,716
Actual Return on Plan Assets.........................        25,848         26,251
Company Contributions................................         6,700          7,200
Regular Benefits.....................................       (10,674)        (7,762)
                                                          ---------      ---------
Plan Assets at Fair Value at the End of the Period...     $ 174,279      $ 152,405
                                                          =========      =========
Funded Status of the Plan............................     $ (81,868)     $ (76,932)
Unrecognized
  Net gain...........................................      (116,959)      (125,827)
  Net transition obligation..........................       190,776        203,674
Contributions Made After Measurement Date............         2,200          6,700
Regular Benefits Made After
  Measurement Date...................................       (11,720)        (1,007)
                                                          ---------      ---------
Accrued Postretirement Asset (Liability).............     $ (17,571)     $   6,608
                                                          =========      =========

          The rate at which healthcare costs are assumed to increase is the most significant factor in estimating MCN's postretirement benefit obligation. MCN used a rate of 6% for 1999, and a rate that gradually declines each year until it stabilizes at 5% in 2003. A one percentage point increase in the assumed rates would increase the accumulated postretirement benefit obligation at December 31, 1998 by $33,046,000 (13%) and increase the sum of the service and interest rate cost by $3,057,000 (15%) for the year then ended. A one percentage point decrease in the assumed rates would decrease the accumulated postretirement benefit obligation at December 31, 1998 by $28,926,000 (11%) and decrease the sum of the service and interest rate cost by $2,626,000 (13%) for the year then ended.

          The discount rate used in determining the accumulated postretirement benefit obligation was 6.5%, 7.5% and 8% for 1998, 1997 and 1996, respectively.

          In 1998, MichCon implemented an early retirement program under which approximately 6% of its workforce retired in 1998 with incentives. The program increased the postretirement benefit obligation and 1998 postretirement costs by $1,186,000.

     C. GRANTOR TRUST

          MichCon has established a Grantor Trust and contributed $28,200,000 in 1998 and $31,300,000 in 1997 to the trust, which invested such proceeds in life insurance contracts and income securities. By funding the Grantor Trust and VEBA trusts (Note 16b), MichCon is complying with MPSC directives that it fund various trusts to the extent its postretirement benefit costs are recognized in Gas Distribution rates. Employees and retirees have no right, title or interest in the assets of the Grantor Trust and MichCon can revoke the trust subject to providing the MPSC with prior notification.

17. SUMMARY OF INCOME TAXES

     MCN files a consolidated federal income tax return. The income tax provisions or benefits of MCN's subsidiaries are determined on an individual company basis. The subsidiaries record income tax payable to or receivable from MCN resulting from the inclusion of its taxable income or loss in MCN's consolidated tax return.

                                                                  1998         1997        1996
                                                                  ----         ----        ----
                                                                         (IN THOUSANDS)
Effective Federal Income Tax Rate...........................        (38.8)%      25.1%       23.4%
                                                                =========    ========    ========
Income Taxes Consist of:
  Current...................................................    $   7,002    $ 18,280    $    603
  Deferred, net.............................................     (176,995)     48,728      53,528
  Gas production tax credits................................      (10,485)    (17,797)    (15,878)
  Other tax credits, net....................................       (2,990)     (1,973)     (1,878)
                                                                ---------    --------    --------
                                                                $(183,468)   $ 47,238    $ 36,375
                                                                =========    ========    ========
Reconciliation Between Statutory and Actual Income Taxes
Statutory Federal Income Taxes at a Rate of 35%.............    $(164,477)   $ 63,165    $ 52,130
Adjustments to Federal Taxes
  Book over tax depreciation................................        1,071       5,301       6,367
  Adjustments to taxes provided in prior periods............         (412)       (162)     (3,369)
  Stock-related benefits....................................       (1,095)         --          --
  Gas production tax credits................................      (10,485)    (17,797)    (15,878)
  Other tax credits.........................................       (2,990)     (1,973)     (1,878)
  Allowance for funds used during construction..............       (1,900)     (1,105)       (245)
  Undistributed foreign earnings............................       (1,244)         --          --
  Other, net................................................       (1,936)       (191)       (752)
                                                                ---------    --------    --------
                                                                $(183,468)   $ 47,238    $ 36,375
                                                                =========    ========    ========

     No provision has been made for federal, state or foreign income taxes in 1998 related to approximately $3,553,000 of undistributed earnings of foreign subsidiaries that are intended to be permanently reinvested. There were no undistributed earnings of foreign subsidiaries in 1997 and 1996.

     Deferred tax assets and liabilities are recognized for the estimated future tax effect of temporary differences between the tax basis of assets or liabilities and the reported amounts in the financial statements. Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related assets or liabilities. The alternative minimum tax credits may be carried forward indefinitely.

     The tax effect of temporary differences that gave rise to MCN's deferred tax assets and liabilities consisted of the following:

                                                                  1998        1997
                                                                  ----        ----
                                                                   (IN THOUSANDS)
Deferred Tax Assets
  Alternative minimum tax credit carryforward...............    $ 71,519    $  60,121
  Vacation and other benefits...............................      17,745       20,846
  Postretirement benefits...................................       6,287           --
  Uncollectibles............................................       3,234        4,771
  Restructuring charges.....................................       5,915           --
  Other.....................................................      20,257       11,985
                                                                --------    ---------
                                                                $124,957    $  97,723
                                                                ========    =========
Deferred Tax Liabilities
  Depreciation and other property-related basis differences,
     net....................................................    $ 12,978    $ 200,216
  Pensions..................................................      36,751       24,027
  Property taxes............................................      13,072       12,931
  Gas cost recovery undercollection.........................          57        4,502
  Postretirement benefits...................................          --        2,768
  Other.....................................................      20,959       18,432
                                                                --------    ---------
                                                                $ 83,817    $ 262,876
                                                                ========    =========
Net Deferred Tax Asset (Liability)..........................    $ 41,140    $(165,153)
Less: Net Deferred Tax Liability -- Current.................      (9,407)     (11,994)
                                                                --------    ---------
Net Deferred Tax Asset (Liability) -- Noncurrent............    $ 50,547    $(153,159)
                                                                ========    =========

18. SEGMENT INFORMATION

     In 1998, MCN adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires the reporting of business segments based on the organizational structure used by management to assess performance and make resource allocation decisions.

     MCN is a diversified energy holding company with natural gas markets and investments primarily in North America. MCN is organized into two business groups, Diversified Energy and Gas Distribution. The groups operate five major business segments as described in the Summary of Significant Accounting Policies -- Company Description (Note 1a).

     Information as to MCN's segments is set forth in the following tables. The segments were determined based on the nature of their products and services and how management reviews operating results. MCN evaluates segment performance based on several factors, of which the primary measure is net income or loss. Inter-segment sales are based on long-term fixed-price or index-price contracts.

     Under Emerging Issues Task Force Issue No. 87-24, "Allocation of Interest to Discontinued Operations," Diversified Energy's interest and preferred dividend expenses were allocated to the E&P segment previously presented as discontinued operations based on its ratio of total capital to that of Diversified Energy (Note 4a). As discussed in Note 4a, the E&P segment is no longer a discontinued operation, and the allocation of the interest and preferred dividend expenses to the E&P segment has been changed to be based on an imputed debt structure reflective of its industry as is done with MCN's other segments.

                                                       DIVERSIFIED ENERGY
                                ----------------------------------------------------------------
                                                                     EXPLORATION &
                                PIPELINES &   ELECTRIC    ENERGY      PRODUCTION     CORPORATE &       GAS
                                PROCESSING     POWER     MARKETING     (NOTE 4A)      OTHER(A)     DISTRIBUTION
                                -----------   --------   ---------   -------------   -----------   ------------
                                                                (IN THOUSANDS)
1998
Revenues From Unaffiliated
  Customers...................   $  20,856    $ 47,131   $767,068      $ 150,504      $     --      $1,045,139
Revenues From Affiliated
  Customers...................         345          --    105,543         56,598            --           6,635
                                 ---------    --------   --------      ---------      --------      ----------
    Total operating
      revenues................      21,201      47,131    872,611        207,102            --       1,051,774
                                 =========    ========   ========      =========      ========      ==========
Depreciation, Depletion and
  Amortization................       1,705         208      1,229         80,576         1,998          93,774
Operating Income (Loss).......    (146,264)     (5,021)    (5,987)      (387,955)      (19,162)        158,537
Equity in Earnings of Joint
  Ventures....................      29,987      28,546      2,401             --           308             983
                                 ---------    --------   --------      ---------      --------      ----------
    Operating and joint
      venture income (loss)...    (116,277)     23,525     (3,586)      (387,955)      (18,854)        159,520
                                 =========    ========   ========      =========      ========      ==========
Interest Income...............       1,001         944      1,676            426        53,100           5,716
Interest Expense(b)...........     (14,382)     (2,021)    (5,726)       (21,154)      (62,960)        (57,477)
Income Taxes..................     (46,893)      8,212       (510)      (160,900)      (16,377)         33,000
Net Income (Loss).............     (82,240)     19,271     (1,037)      (253,353)      (40,843)         71,734
Total Assets..................     575,969     300,529    386,917        988,201        72,388       2,116,173
Investments In and Advances to
  Joint Ventures..............     521,711     231,668     29,435             --        18,939           1,478
Capital Expenditures..........     113,229       1,602      2,596        200,430         6,966         157,952
Capital Investments...........     333,128      88,209      3,355        200,430         7,092         158,716
Significant Noncash Items:
  Property write-downs and
    restructuring charges
    (Notes 2 & 3).............    (137,681)     (2,470)        --       (416,977)      (10,390)        (24,800)
  Investment losses (Notes 2b
    and 2c)...................          --          --         --         (6,135)           --          (8,500)


                                ELIMINATIONS   CONSOLIDATED
                                  & OTHER         TOTAL
                                ------------   ------------
                                      (IN THOUSANDS)
1998
Revenues From Unaffiliated
  Customers...................   $      --      $2,030,698
Revenues From Affiliated
  Customers...................    (169,121)             --
                                 ---------      ----------
    Total operating
      revenues................    (169,121)      2,030,698
                                 =========      ==========
Depreciation, Depletion and
  Amortization................          --         179,490
Operating Income (Loss).......          --        (405,852)
Equity in Earnings of Joint
  Ventures....................          --          62,225
                                 ---------      ----------
    Operating and joint
      venture income (loss)...          --        (343,627)
                                 =========      ==========
Interest Income...............     (51,970)         10,893
Interest Expense(b)...........      51,970        (111,750)
Income Taxes..................          --        (183,468)
Net Income (Loss).............          --        (286,468)
Total Assets..................     (47,279)      4,392,898
Investments In and Advances to
  Joint Ventures..............          --         803,231
Capital Expenditures..........          --         482,775
Capital Investments...........          --         790,930
Significant Noncash Items:
  Property write-downs and
    restructuring charges
    (Notes 2 & 3).............          --        (592,318)
  Investment losses (Notes 2b
    and 2c)...................          --         (14,635)

                                                       DIVERSIFIED ENERGY
                                ----------------------------------------------------------------
                                                                     EXPLORATION &
                                PIPELINES &   ELECTRIC    ENERGY      PRODUCTION     CORPORATE &       GAS        ELIMINATIONS
                                PROCESSING     POWER     MARKETING     (NOTE 4A)      OTHER(A)     DISTRIBUTION     & OTHER
                                -----------   --------   ---------   -------------   -----------   ------------   ------------
1997
Revenues From Unaffiliated
  Customers...................   $  6,971     $ 51,804   $743,793     $  144,033      $     --      $1,261,266     $      --
Revenues From Affiliated
  Customers...................        397           --     92,921         71,795            --          10,020      (175,133)
                                 --------     --------   --------     ----------      --------      ----------     ---------
    Total operating
      revenues................      7,368       51,804    836,714        215,828            --       1,271,286      (175,133)
                                 ========     ========   ========     ==========      ========      ==========     =========
Depreciation, Depletion and
  Amortization................      1,153          (22)       915         73,909         1,220         104,437            --
Operating Income (Loss).......        585        5,377     (7,414)        51,455        (4,433)        176,820            --
Equity in Earnings of Joint
  Ventures....................     28,551       12,653      5,182          6,600           139           2,534            --
                                 --------     --------   --------     ----------      --------      ----------     ---------
    Operating and joint
      venture income (loss)...     29,136       18,030     (2,232)        58,055        (4,294)        179,354            --
                                 ========     ========   ========     ==========      ========      ==========     =========
Interest Income...............        109          278      2,332            160        37,202           4,735       (33,650)
Interest Expense(b)...........     (8,436)        (165)    (4,920)       (13,937)      (38,120)        (54,525)       33,650
Income Taxes..................      8,721        6,341     (1,180)        (1,675)      (12,105)         47,136            --
Net Income (Loss).............     17,070       12,409     (1,308)        45,884       (21,911)         81,085            --
Total Assets..................    391,550      208,421    313,669      1,237,813        97,819       2,167,637       (85,972)
Investments In and Advances to
  Joint Ventures..............    323,597      180,127     25,159             --        19,252           8,841            --
Capital Expenditures..........     19,491        4,823        663        374,997         4,951         157,732            --
Capital Investments...........    171,735      243,231      3,893        374,997         5,425         160,329            --


                                CONSOLIDATED
                                   TOTAL
                                ------------
1997
Revenues From Unaffiliated
  Customers...................   $2,207,867
Revenues From Affiliated
  Customers...................           --
                                 ----------
    Total operating
      revenues................    2,207,867
                                 ==========
Depreciation, Depletion and
  Amortization................      181,612
Operating Income (Loss).......      222,390
Equity in Earnings of Joint
  Ventures....................       55,659
                                 ----------
    Operating and joint
      venture income (loss)...      278,049
                                 ==========
Interest Income...............       11,166
Interest Expense(b)...........      (86,453)
Income Taxes..................       47,238
Net Income (Loss).............      133,229
Total Assets..................    4,330,937
Investments In and Advances to
  Joint Ventures..............      556,976
Capital Expenditures..........      562,657
Capital Investments...........      959,610

                                                      DIVERSIFIED ENERGY
                               -----------------------------------------------------------------
                                                                     EXPLORATION &
                               PIPELINES &    ELECTRIC    ENERGY      PRODUCTION     CORPORATE &       GAS
                                PROCESSING     POWER     MARKETING     (NOTE 4A)      OTHER(A)     DISTRIBUTION
                               -----------    --------   ---------   -------------   -----------   ------------
                                                                (IN THOUSANDS)
1996
Revenues From Unaffiliated
  Customers..................    $  5,928     $ 42,142   $589,036      $ 93,790       $     --      $1,266,372
Revenues From Affiliated
  Customers..................         441           --     84,126        44,151             --           9,882
                                 --------     --------   --------      --------       --------      ----------
    Total operating
      revenues...............       6,369       42,142    673,162       137,941             --       1,276,254
                                 ========     ========   ========      ========       ========      ==========
Depreciation, Depletion and
  Amortization...............         944          (90)       916        44,468            938          98,814
Operating Income (Loss)......         134        4,823      5,142        33,235         (2,525)        170,484
Equity in Earnings (Loss) of
  Joint Ventures.............      10,590         (211)     4,208            --          2,026           1,254
                                 --------     --------   --------      --------       --------      ----------
    Operating and joint
      venture income
      (loss).................      10,724        4,612      9,350        33,235           (499)        171,738
                                 ========     ========   ========      ========       ========      ==========
Interest Income..............         189           82        946           207         20,043           3,967
Interest Expense(b)..........      (6,089)          --     (3,426)       (8,376)       (29,243)        (48,847)
Income Taxes.................       4,055        1,687      2,375        (6,487)        (7,992)         42,737
Net Income (Loss)............       7,117        3,159      5,574        31,506        (16,183)         81,396
Total Assets.................     220,943       47,611    310,732       963,273         40,714       2,086,325
Investments In and Advances
  to Joint Ventures..........     177,026       27,233     34,408            --         20,046           6,675
Capital Expenditures.........       6,865        2,086      1,114       388,719          2,987         215,317
Capital Investments..........     157,663       19,641      1,364       388,690          2,997         220,393


                               ELIMINATIONS   CONSOLIDATED
                                & OTHER(C)       TOTAL
                               ------------   ------------
                                     (IN THOUSANDS)
1996
Revenues From Unaffiliated
  Customers..................   $      --      $1,997,268
Revenues From Affiliated
  Customers..................    (138,600)             --
                                ---------      ----------
    Total operating
      revenues...............    (138,600)      1,997,268
                                =========      ==========
Depreciation, Depletion and
  Amortization...............          --         145,990
Operating Income (Loss)......          --         211,293
Equity in Earnings (Loss) of
  Joint Ventures.............          --          17,867
                                ---------      ----------
    Operating and joint
      venture income
      (loss).................          --         229,160
                                =========      ==========
Interest Income..............     (18,200)          7,234
Interest Expense(b)..........      18,200         (77,781)
Income Taxes.................          --          36,375
Net Income (Loss)............      37,771         150,340
Total Assets.................     (36,194)      3,633,404
Investments In and Advances
  to Joint Ventures..........          --         265,388
Capital Expenditures.........          --         617,088
Capital Investments..........          --         790,748

-------------------------

(a) Corporate & Other includes administrative and financing expenses associated with corporate activities as well as development and management activities of real estate partnerships.

(b) Interest expense is allocated from Corporate & Other to each Diversified Energy segment based on an imputed debt structure reflective of the segments' related industry.

(c) Eliminations and other includes MCN's discontinued computer operations (Note
    4b).

19. QUARTERLY OPERATING RESULTS (UNAUDITED)

     Due to the seasonal nature of MCN's Gas Distribution operations, revenues, net income and earnings per share tend to be higher in the first and fourth quarters of the calendar year. Quarterly earnings per share may not total for the years, since quarterly computations are based on weighted average common shares outstanding during each quarter. There were 21,858 and 22,160 holders of record of MCN common shares at December 31, 1998 and 1997, respectively.

     Subsequent to the issuance of the December 31, 1998 financial statements, MCN management determined that certain transactions were improperly recorded. Certain amounts have been restated primarily to record cost of gas expense, including trading losses, in the appropriate accounting periods as described in
Note 1b. The effects of this restatement on each of the quarterly periods in the years ended December 31, 1998 and 1997 are presented below. The effect of reclassifying E&P from a discontinued operation to a continuing operation is also presented below (Note 4a).

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                  AS RESTATED AND RECLASSIFIED, NOTES 1B AND 4A
                                                (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
1998
Operating Revenues.....................    $701,460    $ 406,214    $ 351,145    $571,879    $2,030,698
Operating Income (Loss):
  Before unusual charges...............    $116,626    $  22,040    $    (346)   $ 48,146    $  186,466
  Unusual charges......................          --     (333,022)    (259,296)         --      (592,318)
                                           --------    ---------    ---------    --------    ----------
                                           $116,626    $(310,982)   $(259,642)   $ 48,146    $ (405,852)
                                           ========    =========    =========    ========    ==========
Operating and Joint Venture Income
  (Loss):
  Before unusual charges...............    $133,387    $  33,877    $  17,617    $ 63,810    $  248,691
  Unusual charges......................          --     (333,022)    (259,296)         --      (592,318)
                                           --------    ---------    ---------    --------    ----------
                                           $133,387    $(299,145)   $(241,679)   $ 63,810    $ (343,627)
                                           ========    =========    =========    ========    ==========
Net Income (Loss)
  Before unusual charges...............    $ 78,882    $   7,829    $  (7,578)   $ 23,997    $  103,130
  Unusual charges......................          --     (220,452)    (169,146)         --      (389,598)
                                           --------    ---------    ---------    --------    ----------
                                           $ 78,882    $(212,623)   $(176,724)   $ 23,997    $ (286,468)
                                           ========    =========    =========    ========    ==========
Basic Earnings (Loss) Per Share:
  Before unusual charges...............    $   1.01    $     .10    $    (.10)   $    .31    $     1.31
  Unusual charges......................          --        (2.80)       (2.14)         --         (4.94)
                                           --------    ---------    ---------    --------    ----------
                                           $   1.01    $   (2.70)   $   (2.24)   $    .31    $    (3.63)
                                           ========    =========    =========    ========    ==========
Diluted Earnings (Loss) Per Share:
  Before unusual charges...............    $    .95    $     .10    $    (.10)   $    .30    $     1.31
  Unusual charges......................          --        (2.80)       (2.14)         --         (4.94)
                                           --------    ---------    ---------    --------    ----------
                                           $    .95    $   (2.70)   $   (2.24)   $    .30    $    (3.63)
                                           ========    =========    =========    ========    ==========
Dividends Paid Per Share...............    $  .2550    $   .2550    $   .2550    $  .2550    $   1.0200
Average Daily Trading Volume...........     195,997      328,005      530,228     395,530       364,558
Price Per Share:
  High.................................    $39.8750    $ 39.8750    $ 26.8125    $20.8125    $  39.8750
  Low..................................    $36.2500    $ 24.7500    $ 16.4375    $16.8125    $  16.4375
  Close................................    $37.3750    $ 25.0000    $ 17.0625    $19.0625    $  19.0625

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                               AS RESTATED, NOTE 1B
                                                (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
1998
Operating Revenues.....................    $658,584    $ 367,740    $ 316,301    $537,569    $1,880,194
Operating Income (Loss):
  Before unusual charges...............    $107,893    $  13,883    $  (6,883)   $ 42,551    $  157,444
  Unusual charges......................          --           --     (175,341)         --      (175,341)
                                           --------    ---------    ---------    --------    ----------
                                           $107,893    $  13,883    $(182,224)   $ 42,551    $  (17,897)
                                           ========    =========    =========    ========    ==========
Operating and Joint Venture Income
  (Loss):
  Before unusual charges...............    $124,654    $  25,720    $  11,080    $ 58,215    $  219,669
  Unusual charges......................          --           --     (175,341)         --      (175,341)
                                           --------    ---------    ---------    --------    ----------
                                           $124,654    $  25,720    $(164,261)   $ 58,215    $   44,328
                                           ========    =========    =========    ========    ==========
Net Income (Loss)
  Continuing operations, before unusual
     charges...........................    $ 76,940    $   4,509    $  (5,508)   $ 24,958    $  100,899
  Unusual charges......................          --           --     (114,576)         --      (114,576)
  Discontinued operations..............       1,942     (217,132)     (56,640)       (961)     (272,791)
                                           --------    ---------    ---------    --------    ----------
                                           $ 78,882    $(212,623)   $(176,724)   $ 23,997    $ (286,468)
                                           ========    =========    =========    ========    ==========
Basic Earnings (Loss) Per Share:
  Continuing operations, before unusual
     charges...........................    $    .98    $     .06    $    (.07)   $    .32    $     1.28
  Unusual charges......................          --           --        (1.45)         --         (1.45)
  Discontinued operations..............         .03        (2.76)        (.72)       (.01)        (3.46)
                                           --------    ---------    ---------    --------    ----------
                                           $   1.01    $   (2.70)   $   (2.24)   $    .31    $    (3.63)
                                           ========    =========    =========    ========    ==========
Diluted Earnings (Loss) Per Share:
  Continuing operations, before unusual
     charges...........................    $    .93    $     .06    $    (.07)   $    .31    $     1.28
  Unusual charges......................          --           --        (1.45)         --         (1.45)
  Discontinued operations..............         .02        (2.76)        (.72)       (.01)        (3.46)
                                           --------    ---------    ---------    --------    ----------
                                           $    .95    $   (2.70)   $   (2.24)   $    .30    $    (3.63)
                                           ========    =========    =========    ========    ==========
Dividends Paid Per Share...............    $  .2550    $   .2550    $   .2550    $  .2550    $   1.0200
Average Daily Trading Volume...........     195,997      328,005      530,228     395,530       364,558
Price Per Share:
  High.................................    $39.8750    $ 39.8750    $ 26.8125    $20.8125    $  39.8750
  Low..................................    $36.2500    $ 24.7500    $ 16.4375    $16.8125    $  16.4375
  Close................................    $37.3750    $ 25.0000    $ 17.0625    $19.0625    $  19.0625

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                         AS PREVIOUSLY REPORTED, NOTE 1B
                                               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
1998
Operating Revenues.....................    $658,584    $ 367,740    $ 316,301    $537,569    $1,880,194
Operating Income (Loss):
  Before unusual charges...............    $110,397    $  17,764    $  (7,540)   $ 48,380    $  169,001
  Unusual charges......................          --           --     (175,341)         --      (175,341)
                                           --------    ---------    ---------    --------    ----------
                                           $110,397    $  17,764    $(182,881)   $ 48,380    $   (6,340)
                                           ========    =========    =========    ========    ==========
Operating and Joint Venture Income
  (Loss):
  Before unusual charges...............    $127,158    $  29,601    $  10,423    $ 64,044    $  231,226
  Unusual charges......................          --           --     (175,341)         --      (175,341)
                                           --------    ---------    ---------    --------    ----------
                                           $127,158    $  29,601    $(164,918)   $ 64,044    $   55,885
                                           ========    =========    =========    ========    ==========
Net Income (Loss)
  Continuing operations, before unusual
     charges...........................    $ 78,568    $   7,032    $  (5,935)   $ 28,747    $  108,412
  Unusual charges......................          --           --     (114,576)         --      (114,576)
  Discontinued operations..............       1,942     (217,132)     (56,640)       (961)     (272,791)
                                           --------    ---------    ---------    --------    ----------
                                           $ 80,510    $(210,100)   $(177,151)   $ 27,786    $ (278,955)
                                           ========    =========    =========    ========    ==========
Basic Earnings (Loss) Per Share:
  Continuing operations, before unusual
     charges...........................    $   1.00    $     .09    $    (.07)   $    .36    $     1.38
  Unusual charges......................          --           --        (1.45)         --         (1.46)
  Discontinued operations..............         .03        (2.76)        (.72)       (.01)        (3.46)
                                           --------    ---------    ---------    --------    ----------
                                           $   1.03    $   (2.67)   $   (2.24)   $    .35    $    (3.54)
                                           ========    =========    =========    ========    ==========
Diluted Earnings (Loss) Per Share:
  Continuing operations, before unusual
     charges...........................    $    .95    $     .09    $    (.07)   $    .36    $     1.38
  Unusual charges......................          --           --        (1.45)         --         (1.46)
  Discontinued operations..............         .02        (2.76)        (.72)       (.01)        (3.46)
                                           --------    ---------    ---------    --------    ----------
                                           $    .97    $   (2.67)   $   (2.24)   $    .35    $    (3.54)
                                           ========    =========    =========    ========    ==========
Dividends Paid Per Share...............    $  .2550    $   .2550    $   .2550    $  .2550    $   1.0200
Average Daily Trading Volume...........     195,997      328,005      530,228     395,530       364,558
Price Per Share:
  High.................................    $39.8750    $ 39.8750    $ 26.8125    $20.8125    $  39.8750
  Low..................................    $36.2500    $ 24.7500    $ 16.4375    $16.8125    $  16.4375
  Close................................    $37.3750    $ 25.0000    $ 17.0625    $19.0625    $  19.0625

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                  AS RESTATED AND RECLASSIFIED, NOTES 1B AND 4A
                                               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
1997
Operating Revenues.....................    $788,761    $ 387,925    $ 327,817    $703,364    $2,207,867
Operating Income.......................    $123,020    $  24,485    $     889    $ 73,996    $  222,390
Operating and Joint Venture Income.....    $137,381    $  34,955    $  18,238    $ 87,475    $  278,049
Income from Continuing Operations......    $ 79,919    $   7,181    $   1,242    $ 44,887    $  133,229
Earnings Per Share from Continuing
  Operations:
  Basic................................    $   1.18    $     .10    $     .02    $    .57    $     1.82
  Diluted..............................    $   1.16    $     .10    $     .02    $    .55    $     1.79
Dividends Paid Per Share...............    $  .2425    $   .2425    $   .2425    $  .2550    $    .9825
Average Daily Trading Volume...........     102,659      153,859      159,057     149,650       141,765
Price Per Share:
  High.................................    $32.6250    $ 30.8125    $ 33.0000    $40.5000    $  40.5000
  Low..................................    $28.1250    $ 27.3750    $ 30.3750    $32.0000    $  27.3750
  Close................................    $28.1250    $ 30.6250    $ 32.0000    $40.3750    $  40.3750

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                               AS RESTATED, NOTE 1B
                                               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
1997
Operating Revenues.....................    $753,728    $ 350,807    $ 287,508    $671,791    $2,063,834
Operating Income (Loss)................    $109,639    $  11,593    $ (13,449)   $ 63,152    $  170,935
Operating and Joint Venture Income.....    $119,300    $  22,063    $   2,275    $ 76,356    $  219,994
Net Income (Loss):
  Continuing operations................    $ 69,885    $   1,366    $  (7,895)   $ 39,714    $  103,070
  Discontinued operations..............      10,034        5,815        9,137       5,173        30,159
                                           --------    ---------    ---------    --------    ----------
                                           $ 79,919    $   7,181    $   1,242    $ 44,887    $  133,229
                                           ========    =========    =========    ========    ==========
Basic Earnings (Loss) Per Share:
  Continuing operations................    $   1.03    $     .02    $    (.10)   $    .51    $     1.41
  Discontinued operations..............         .15          .08          .12         .06           .41
                                           --------    ---------    ---------    --------    ----------
                                           $   1.18    $     .10    $     .02    $    .57    $     1.82
                                           ========    =========    =========    ========    ==========
Diluted Earnings (Loss) Per Share:
  Continuing operations................    $   1.01    $     .02    $    (.10)   $    .49    $     1.39
  Discontinued operations..............         .15          .08          .12         .06           .40
                                           --------    ---------    ---------    --------    ----------
                                           $   1.16    $     .10    $     .02    $    .55    $     1.79
                                           ========    =========    =========    ========    ==========
Dividends Paid Per Share...............    $  .2425    $   .2425    $   .2425    $  .2550    $    .9825
Average Daily Trading Volume...........     102,659      153,859      159,057     149,650       141,765
Price Per Share:
  High.................................    $32.6250    $ 30.8125    $ 33.0000    $40.5000    $  40.5000
  Low..................................    $28.1250    $ 27.3750    $ 30.3750    $32.0000    $  27.3750
  Close................................    $28.1250    $ 30.6250    $ 32.0000    $40.3750    $  40.3750

                                            FIRST       SECOND        THIRD       FOURTH
                                           QUARTER      QUARTER      QUARTER     QUARTER        YEAR
                                           -------      -------      -------     -------        ----
                                                         AS PREVIOUSLY REPORTED, NOTE 1B
1997
Operating Revenues.....................    $753,728    $ 350,807    $ 287,508    $671,791    $2,063,834
Operating Income (Loss)................    $112,485    $  14,508    $ (13,485)   $ 71,390    $  184,898
Operating and Joint Venture Income.....    $122,146    $  24,978    $   2,239    $ 84,594    $  233,957
Net Income (Loss):
  Continuing operations................    $ 71,735    $   3,261    $  (7,918)   $ 45,069    $  112,147
  Discontinued operations..............      10,034        5,815        9,137       5,173        30,159
                                           --------    ---------    ---------    --------    ----------
                                           $ 81,769    $   9,076    $   1,219    $ 50,242    $  142,306
                                           ========    =========    =========    ========    ==========
Basic Earnings (Loss) Per Share:
  Continuing operations................    $   1.06    $     .05    $    (.10)   $    .58    $     1.54
  Discontinued operations..............         .15          .08          .12         .06           .41
                                           --------    ---------    ---------    --------    ----------
                                           $   1.21    $     .13    $     .02    $    .64    $     1.95
                                           ========    =========    =========    ========    ==========
Diluted Earnings (Loss) Per Share:
  Continued operations.................    $   1.04    $     .05    $    (.10)   $    .56    $     1.51
  Discontinued operations..............    $    .15          .08    $     .12         .06           .40
                                           --------    ---------    ---------    --------    ----------
                                           $   1.19    $     .13    $     .02    $    .62    $     1.91
                                           ========    =========    =========    ========    ==========
Dividends Paid Per Share...............    $  .2425    $   .2425        .2425       .2550         .9825
Average Daily Trading Volume...........     102,659      153,859      159,057     149,650       141,765
Price Per Share:
  High.................................    $32.6250    $ 30.8125    $ 33.0000    $40.5000    $  40.5000
  Low..................................    $28.1250    $ 27.3750    $ 30.3750    $32.0000    $  27.3750
  Close................................    $28.1250    $ 30.6250    $ 32.0000    $40.3750    $  40.3750

20. SUPPLEMENTARY INFORMATION FOR GAS AND OIL PRODUCING ACTIVITIES (UNAUDITED)

     The following information was prepared in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" and related SEC accounting rules.

CAPITALIZED COSTS

                                                                   1998          1997
                                                                   ----          ----
                                                                     (IN THOUSANDS)
Proved Properties...........................................    $1,357,413    $1,033,492
Unproved Properties.........................................        99,611       265,809
                                                                ----------    ----------
                                                                 1,457,024     1,299,301
SEC Ceiling Test Write-downs (Note 2b)......................       416,977            --
Accumulated Depreciation, Depletion and Amortization........       224,795       150,015
                                                                ----------    ----------
Net Capitalized Costs.......................................    $  815,252    $1,149,286
                                                                ==========    ==========

CAPITALIZED COSTS EXCLUDED FROM AMORTIZATION

     Unproved properties held by MCN are excluded from amortization until they have been evaluated. A summary of costs excluded from amortization at December 31, 1998, and the year in which they were incurred, follows:

                                                                         YEAR COSTS INCURRED
                                                               ---------------------------------------
                                                                                                1995 &
                                                     TOTAL      1998       1997       1996      PRIOR
                                                     -----      ----       ----       ----      ------
                                                                      (IN THOUSANDS)
Acquisition.....................................    $43,131    $14,254    $17,119    $ 9,321    $2,437
Exploration.....................................     56,480     13,757     32,655      9,935       133
                                                    =======    =======    =======    =======    ======
                                                    $99,611    $28,011    $49,774    $19,256    $2,570
                                                    =======    =======    =======    =======    ======

     The acquisition amount includes all costs incurred to purchase or lease property with unproved reserves.

COST INCURRED

                                                                  1998        1997        1996
                                                                  ----        ----        ----
                                                                         (IN THOUSANDS)
Acquisition:
  Proved properties.........................................    $ 53,377    $ 35,695    $ 60,340
  Unproved properties.......................................       7,498      66,721     136,142
                                                                --------    --------    --------
                                                                  60,875     102,416     196,482
Exploration.................................................      52,948     143,580      65,160
Development.................................................      86,607     129,001     120,569
                                                                ========    ========    ========
                                                                $200,430    $374,997    $382,211
                                                                ========    ========    ========

RESULTS OF OPERATIONS

                                                                  1998         1997        1996
                                                                  ----         ----        ----
                                                                         (IN THOUSANDS)
Operating Revenues:
  Unaffiliated customers....................................    $ 150,504    $144,041    $ 94,615
  Affiliated customers......................................       56,598      71,787      43,326
                                                                ---------    --------    --------
                                                                  207,102     215,828     137,941
                                                                ---------    --------    --------
Production Costs............................................       79,245      68,364      48,255
SEC Ceiling Test Write-downs................................      416,977          --          --
Depreciation, Depletion and Amortization....................       80,576      73,910      44,469
                                                                ---------    --------    --------
                                                                  576,798     142,274      92,724
                                                                ---------    --------    --------
Income (Loss) Before Income Taxes...........................     (369,696)     73,554      45,217
                                                                ---------    --------    --------
Income Taxes:
  Income tax provision (benefit)............................     (129,698)     26,997      16,438
  Gas production tax credits................................      (10,485)    (17,797)    (15,878)
                                                                ---------    --------    --------
                                                                 (140,183)      9,200         560
                                                                ---------    --------    --------
Results of Operations, Excluding Corporate and Interest
  Costs.....................................................    $(229,513)   $ 64,354    $ 44,657
                                                                =========    ========    ========

RESERVE QUANTITY INFORMATION

     MCN's proved reserves are located in the United States. The estimated quantities of proved reserves disclosed below are based upon estimates by MCN's independent petroleum engineers.

                                                                  1998                   1997
                                                           -------------------    -------------------
                                                              GAS        OIL         GAS        OIL
                                                            (MMCF)      (MBBL)     (MMCF)      (MBBL)
                                                            ------      ------     ------      ------
Proved Developed and Undeveloped Reserves:
  Beginning of year....................................    1,166,174    25,843    1,137,729    17,214
     Revisions of previous estimates...................      (66,188)   (2,865)     (30,260)     (430)
     Extensions and discoveries........................       59,729       534      165,283     4,435
     Production........................................      (82,040)   (2,635)     (78,218)   (3,346)
     Sales of minerals in place........................      (37,661)   (8,389)     (51,465)   (1,019)
     Purchases of minerals in place....................       52,959       499       23,105     8,989
                                                           ---------    ------    ---------    ------
  End of year..........................................    1,092,973    12,987    1,166,174    25,843
                                                           =========    ======    =========    ======
Proved Developed Reserves:
  Beginning of year....................................      590,299    12,601      688,995     9,554
  End of year..........................................      630,130     6,367      590,299    12,601

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

     The following presentation of the standardized measure of discounted future net cash flows is intended to be neither a measure of the fair market value of MCN's gas and oil properties, nor an estimate of the present value of actual future cash flows to be obtained as a result of their development and production. It is based upon subjective estimates of proved reserves only and attributes no value to categories of reserves other than proved reserves, such as probable or possible reserves, or to unproved acreage. Furthermore, as it is based on year-end prices and costs adjusted only for existing contractual arrangements and assumes an arbitrary annual discount rate of 10%, it does not reflect the impact of future price and cost changes. Future income tax expenses were computed by applying statutory tax rates, adjusted for permanent differences and tax credits, to estimated future pre-tax net cash flows.

     The standardized measure is intended to provide a better means for comparing the value of MCN's proved reserves at a given time with those of other gas and oil producing companies than is provided by a simple comparison of raw proved reserve quantities.

                                                                1998          1997          1996
                                                                ----          ----          ----
                                                                         (IN THOUSANDS)
Future Revenues..........................................    $2,795,786    $3,121,124    $3,867,785
Future Production Costs..................................       984,042     1,155,734     1,322,108
Future Development Costs.................................       264,631       328,739       340,190
                                                             ----------    ----------    ----------
Future Net Cash Flows Before Income Taxes................     1,547,113     1,636,651     2,205,487
Discount to Present Value at 10%.........................       806,746       812,605     1,139,507
                                                             ----------    ----------    ----------
Present Value of Future Net Cash Flows Before Income
  Taxes..................................................       740,367       824,046     1,065,980
Future Income Taxes Discounted at 10%....................            --       105,371       226,913
Future Tax Credits Discounted at 10%.....................            --       (50,889)      (62,207)
                                                             ----------    ----------    ----------
Standardized Measure of Discounted Future Net Cash
  Flows..................................................    $  740,367    $  769,564    $  901,274
                                                             ==========    ==========    ==========

     Future income taxes and tax credits have been excluded from the 1998 calculation since MOG is in a net operating loss position, and it is more likely than not that these tax benefits would not be realized by MOG on a stand-alone basis. However, MCN files a consolidated federal income tax return, which includes the taxable income or loss of MOG as well as MOG's tax credits. Accordingly, it is management's opinion that any tax benefits earned by MOG will be utilized by MCN in its consolidated tax returns.

     The principal sources of change in the standardized measure of discounted future net cash flows were as follows:

                                                                  1998         1997         1996
                                                                  ----         ----         ----
                                                                          (IN THOUSANDS)
Beginning of Year...........................................    $ 769,564    $ 901,274    $521,907
  Net changes in sales prices and production costs..........      (67,085)    (261,154)    126,526
  Net change due to revisions in quantity estimates.........      (59,106)     (26,015)      5,061
  Extensions, discoveries, additions and improved recovery,
     net of related costs...................................       46,739      153,291     200,026
  Development costs incurred, previously estimated..........       86,607      103,201      86,810
  Changes in estimated future development costs.............      (26,573)    (120,219)    (81,069)
  Sales, net of production costs............................     (127,857)    (147,464)    (89,686)
  Net change in future income taxes.........................      105,371      116,366     (85,616)
  Net change in federal tax credits.........................      (41,997)     (17,797)    (15,878)
  Sales of reserves in place................................      (56,924)     (83,985)         --
  Purchases of reserves in place............................       41,525       48,685     193,550
  Accretion of discount and other...........................       70,103      103,381      39,643
                                                                ---------    ---------    --------
End of Year.................................................    $ 740,367    $ 769,564    $901,274
                                                                =========    =========    ========

21. CONSOLIDATING FINANCIAL STATEMENTS

     Debt securities issued by MCNIC are subject to a support agreement between MCN and MCNIC, under which MCN has committed to make payments of interest and principal on MCNIC's securities in the event of failure to pay by MCNIC. Restrictions in the support agreement prohibit recourse on the part of MCNIC's investors against the stock and assets of MichCon. Under the terms of the support agreement, the assets of MCN, other than MichCon, and the cash dividends paid to MCN by any of its subsidiaries are available as recourse to holders of MCNIC's securities. The carrying value of MCN's assets on an unconsolidated basis, primarily investments in its subsidiaries other than MichCon, is $970,072,000 at December 31, 1998.

     The following MCN consolidating financial statements are presented and include separately MCNIC, MichCon and MCN and other subsidiaries. MCN has determined that separate financial statements and other disclosures concerning MCNIC are not material to investors. The other MCN subsidiaries represent Citizens Gas Fuel Company, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing III, MCN Financing V, MCN Financing VI, MichCon Enterprises, Inc. and Blue Lake Holdings, Inc. until its sale on December 31, 1997.

                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNIC        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                                DECEMBER 31, 1998
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost.............     $    1,400     $    9,036    $    6,603    $        --      $   17,039
  Accounts receivable............................         10,039        265,312       151,746        (17,312)        409,785
    Less -- Allowance for doubtful accounts......             84            653         8,928             --           9,665
                                                      ----------     ----------    ----------    -----------      ----------
    Accounts receivable, net.....................          9,955        264,659       142,818        (17,312)        400,120
  Accrued unbilled revenues......................          1,121             --        86,767             --          87,888
  Gas in inventory...............................             --         90,418        56,969             --         147,387
  Property taxes assessed applicable to future
    periods......................................            214          1,172        71,165             --          72,551
  Other..........................................          5,143         11,872        30,169         (4,712)         42,472
                                                      ----------     ----------    ----------    -----------      ----------
                                                          17,833        377,157       394,491        (22,024)        767,457
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes..........................          3,305        128,807            --        (81,565)         50,547
  Investments in debt and equity securities......             --          3,548        65,556            601          69,705
  Deferred swap losses and receivables...........             --         63,147            --             --          63,147
  Deferred environmental costs...................          2,604             --        28,169             --          30,773
  Prepaid benefit costs..........................             --             --       113,879         (2,104)        111,775
  Other..........................................          9,401         26,870        59,007          3,662          98,940
                                                      ----------     ----------    ----------    -----------      ----------
                                                          15,310        222,372       266,611        (79,406)        424,887
                                                      ----------     ----------    ----------    -----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND
  SUBSIDIARIES...................................      1,550,770        782,471        19,343     (1,549,353)        803,231
                                                      ----------     ----------    ----------    -----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT COST...........         48,681      1,103,716     2,889,020             --       4,041,417
  Less -- Accumulated depreciation and
    depletion....................................         17,210        229,944     1,396,940             --       1,644,094
                                                      ----------     ----------    ----------    -----------      ----------
                                                          31,471        873,772     1,492,080             --       2,397,323
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,615,384     $2,255,772    $2,172,525    $(1,650,783)     $4,392,898
                                                      ==========     ==========    ==========    ===========      ==========
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
  Accounts payable...............................     $    4,123     $  218,851        98,891    $   (17,516)     $  304,349
  Notes payable..................................        260,771        137,762       221,169           (851)        618,851
  Current portion of long-term debt and capital
    lease obligations............................             --        211,433        58,288             --         269,721
  Federal income, property and other taxes
    payable......................................          1,441          6,965        61,059             --          69,465
  Deferred gas cost recovery revenues............             --             --        14,980             --          14,980
  Gas payable....................................             --         17,332        25,337             --          42,669
  Customer deposits..............................             22             --        18,769             --          18,791
  Other..........................................         18,337         25,276        67,222         (2,525)        108,310
                                                      ----------     ----------    ----------    -----------      ----------
                                                         284,694        617,619       565,715        (20,892)      1,447,136
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes..........................        (10,308)            --        88,567        (78,259)             --
  Unamortized investment tax credit..............            272             --        29,784             --          30,056
  Tax benefits amortizable to customers..........             --             --       130,120             --         130,120
  Deferred swap gains and payables...............             --         62,956            --             --          62,956
  Accrued environmental costs....................          3,000             --        32,000             --          35,000
  Minority interest..............................             --          2,697         8,201             --          10,898
  Other..........................................         10,435         15,741        51,460         (2,197)         75,439
                                                      ----------     ----------    ----------    -----------      ----------
                                                           3,399         81,394       340,132        (80,456)        344,469
                                                      ----------     ----------    ----------    -----------      ----------
CAPITALIZATION
  Long-term debt, including capital lease
    obligations..................................             --        687,333       619,835             --       1,307,168
  Redeemable preferred securities of
    subsidiaries.................................        502,203             --            --             --         502,203
  Common shareholders' equity....................        825,088        869,426       646,843     (1,549,435)        791,922
                                                      ----------     ----------    ----------    -----------      ----------
                                                       1,327,291      1,556,759     1,266,678     (1,549,435)      2,601,293
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,615,384     $2,255,772    $2,172,525    $(1,650,783)     $4,392,898
                                                      ==========     ==========    ==========    ===========      ==========

                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNIC        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                                DECEMBER 31, 1997
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost.............     $       23     $   25,119    $   14,353    $        --      $   39,495
  Accounts receivable............................         15,525        242,343       210,677        (46,910)        421,635
    Less -- Allowance for doubtful accounts......             75            621        15,015             --          15,711
                                                      ----------     ----------    ----------    -----------      ----------
  Accounts receivable, net.......................         15,450        241,722       195,662        (46,910)        405,924
  Accrued unbilled revenue.......................          1,114             --        91,896             --          93,010
  Gas in inventory...............................             --         16,576        40,201             --          56,777
  Property taxes assessed applicable to future
    periods......................................            217          2,835        64,827             --          67,879
  Accrued gas cost recovery revenues.............             --             --        12,862             --          12,862
  Other..........................................          3,745         17,612        33,361           (629)         54,089
                                                      ----------     ----------    ----------    -----------      ----------
                                                          20,549        303,864       453,162        (47,539)        730,036
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Investments in debt and equity securities......             --         62,060        35,110            351          97,521
  Deferred swap losses and receivables...........             --         51,023            --             --          51,023
  Deferred environmental costs...................          2,535             --        27,699             --          30,234
  Prepaid benefit costs..........................         (3,418)            --        85,790         (2,130)         80,242
  Other..........................................          8,261         34,287        46,972         (3,339)         86,181
                                                      ----------     ----------    ----------    -----------      ----------
                                                           7,378        147,370       195,571         (5,118)        345,201
                                                      ----------     ----------    ----------    -----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND
  SUBSIDIARIES...................................      1,641,421        528,492        19,643     (1,632,580)        556,976
                                                      ----------     ----------    ----------    -----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT COST...........         37,918      1,358,504     2,790,352             --       4,186,774
  Less -- Accumulated depreciation and
    depletion....................................         12,951        152,707     1,322,392             --       1,488,050
                                                      ----------     ----------    ----------    -----------      ----------
                                                          24,967      1,205,797     1,467,960             --       2,698,724
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,694,315     $2,185,523    $2,136,336    $(1,685,237)     $4,330,937
                                                      ==========     ==========    ==========    ===========      ==========
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
  Accounts payable...............................     $    4,385     $  254,391    $  130,267    $   (46,848)     $  342,195
  Notes payable..................................             --        163,113       241,691         (3,078)        401,726
  Current portion of long-term debt and capital
    lease obligations............................            365          1,557        34,956             --          36,878
  Federal income, property and other taxes
    payable......................................            401          7,795        78,630             --          86,826
  Gas payable....................................             --          6,254         2,063             --           8,317
  Customer deposits..............................             19             --        16,363             --          16,382
  Other..........................................         13,599         22,944        65,717           (630)        101,630
                                                      ----------     ----------    ----------    -----------      ----------
                                                          18,769        456,054       569,687        (50,556)        993,954
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes..........................         (4,642)        73,874        83,905             22         153,159
  Unamortized investment tax credit..............            301             --        32,745             --          33,046
  Tax benefits amortizable to customers..........            443             --       122,922             --         123,365
  Deferred swap gains and payables...............             --         41,717            --             --          41,717
  Accrued environmental costs....................          3,000             --        32,000             --          35,000
  Minority interest..............................             --          1,905        17,283             --          19,188
  Other..........................................         10,792         16,586        44,663         (2,152)         69,889
                                                      ----------     ----------    ----------    -----------      ----------
                                                           9,894        134,082       333,518         (2,130)        475,364
                                                      ----------     ----------    ----------    -----------      ----------
CAPITALIZATION
  Long-term debt, including capital lease
    obligations..................................             --        595,457       617,107             --       1,212,564
  Redeemable preferred securities of
    subsidiaries.................................        505,104             --            --             --         505,104
  Common shareholders' equity....................      1,160,548        999,930       616,024     (1,632,551)      1,143,951
                                                      ----------     ----------    ----------    -----------      ----------
                                                       1,665,652      1,595,387     1,233,131     (1,632,551)      2,861,619
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,694,315     $2,185,523    $2,136,336    $(1,685,237)     $4,330,937
                                                      ==========     ==========    ==========    ===========      ==========

                     CONSOLIDATING STATEMENT OF OPERATIONS

                                                       MCN                                  ELIMINATIONS
                                                    AND OTHER                                   AND        CONSOLIDATED
                                                   SUBSIDIARIES     MCNIC       MICHCON      RECLASSES        TOTAL
                                                   ------------   ----------   ----------   ------------   ------------
                                                                  TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                   --------------------------------------------------------------------
                                                                              (IN THOUSANDS)
OPERATING REVENUES...............................   $  18,262     $  992,828   $1,033,658    $ (14,050)     $2,030,698
                                                    ---------     ----------   ----------    ---------      ----------
OPERATING EXPENSES
  Cost of gas....................................      10,706        752,207      451,529       (8,668)      1,205,774
  Operation and maintenance......................     (10,207)       152,607      252,397       (5,382)        389,415
  Depreciation, depletion and amortization.......       3,206         83,401       92,883           --         179,490
  Property and other taxes.......................       1,719         12,396       55,438           --          69,553
  Property write-downs and restructuring
    charges......................................       8,669        558,849       24,800           --         592,318
                                                    ---------     ----------   ----------    ---------      ----------
                                                       14,093      1,559,460      877,047      (14,050)      2,436,550
                                                    ---------     ----------   ----------    ---------      ----------
OPERATING INCOME (LOSS)..........................       4,169       (566,632)     156,611           --        (405,852)
                                                    ---------     ----------   ----------    ---------      ----------
EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND
  SUBSIDIARIES...................................    (282,284)        61,242        1,946      281,321          62,225
                                                    ---------     ----------   ----------    ---------      ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income................................      37,408          6,609        5,688      (38,812)         10,893
  Interest on long-term debt.....................        (641)       (41,821)     (44,884)          --         (87,346)
  Other interest expense.........................      (2,474)       (48,630)     (12,113)      38,813         (24,404)
  Dividends on preferred securities of
    subsidiaries.................................          --             --           --      (36,370)        (36,370)
  Investment losses..............................      (8,500)        (6,135)          --           --         (14,635)
  Minority interest..............................          --            265        5,727           --           5,992
  Other..........................................        (605)        20,348         (182)          --          19,561
                                                    ---------     ----------   ----------    ---------      ----------
                                                       25,188        (69,364)     (45,764)     (36,369)       (126,309)
                                                    ---------     ----------   ----------    ---------      ----------
INCOME (LOSS) BEFORE INCOME TAXES................    (252,927)      (574,754)     112,793      244,952        (469,936)
INCOME TAX PROVISION (BENEFIT)...................      (2,829)      (216,456)      35,817           --        (183,468)
                                                    ---------     ----------   ----------    ---------      ----------
NET INCOME (LOSS)................................    (250,098)      (358,298)      76,976      244,952        (286,468)
DIVIDENDS ON PREFERRED SECURITIES................      36,370             --           --      (36,370)             --
                                                    ---------     ----------   ----------    ---------      ----------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.....   $(286,468)    $ (358,298)  $   76,976    $ 281,322      $ (286,468)
                                                    =========     ==========   ==========    =========      ==========

                                                                  TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                   --------------------------------------------------------------------
OPERATING REVENUES...............................   $  17,607     $  951,269   $1,253,679    $ (14,688)     $2,207,867
                                                    ---------     ----------   ----------    ---------      ----------
OPERATING EXPENSES
  Cost of gas....................................       9,749        703,145      632,229      (10,090)      1,335,033
  Operation and maintenance......................       2,281        113,018      282,640       (4,598)        393,341
  Depreciation, depletion and amortization.......       2,279         75,630      103,703           --         181,612
  Property and other taxes.......................       1,679         13,068       60,744           --          75,491
                                                    ---------     ----------   ----------    ---------      ----------
                                                       15,988        904,861    1,079,316      (14,688)      1,985,477
                                                    ---------     ----------   ----------    ---------      ----------
OPERATING INCOME.................................       1,619         46,408      174,363           --         222,390
                                                    ---------     ----------   ----------    ---------      ----------
EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES...................................     135,757         52,356        1,199     (133,653)         55,659
                                                    ---------     ----------   ----------    ---------      ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income................................      32,857          6,378        4,659      (32,728)         11,166
  Interest on long-term debt.....................         408        (30,052)     (45,526)          --         (75,170)
  Other interest expense.........................      (1,253)       (34,382)      (8,664)      33,016         (11,283)
  Dividends on preferred securities of
    subsidiaries.................................          --             --           --      (31,090)        (31,090)
  Minority interest..............................          --            (82)      (1,882)          --          (1,964)
  Other..........................................          74         10,149          536           --          10,759
                                                    ---------     ----------   ----------    ---------      ----------
                                                       32,086        (47,989)     (50,877)     (30,802)        (97,582)
                                                    ---------     ----------   ----------    ---------      ----------
INCOME BEFORE INCOME TAXES.......................     169,462         50,775      124,685     (164,455)        180,467
INCOME TAX PROVISION.............................       2,573         (1,000)      45,665           --          47,238
                                                    ---------     ----------   ----------    ---------      ----------
NET INCOME.......................................     166,889         51,775       79,020     (164,455)        133,229
DIVIDENDS ON PREFERRED SECURITIES................      31,090             --           --      (31,090)             --
                                                    ---------     ----------   ----------    ---------      ----------
NET INCOME AVAILABLE FOR COMMON STOCK............   $ 135,799     $   51,775   $   79,020    $(133,365)     $  133,229
                                                    =========     ==========   ==========    =========      ==========

                     CONSOLIDATING STATEMENT OF OPERATIONS

                                                            MCN                                  ELIMINATIONS
                                                         AND OTHER                                   AND        CONSOLIDATED
                                                        SUBSIDIARIES     MCNIC       MICHCON      RECLASSES        TOTAL
                                                        ------------     -----       -------     ------------   ------------
                                                                       TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                        --------------------------------------------------------------------
                                                                                   (IN THOUSANDS)
OPERATING REVENUES....................................   $  17,469     $  734,441   $1,258,785    $ (13,427)     $1,997,268
                                                         ---------     ----------   ----------    ---------      ----------
OPERATING EXPENSES
  Cost of gas.........................................       9,655        557,340      636,594      (10,011)      1,193,578
  Operation and maintenance...........................         785         80,330      294,281       (3,416)        371,980
  Depreciation, depletion and amortization............       1,940         45,903       98,147           --         145,990
  Property and other taxes............................       2,134         10,531       61,762           --          74,427
                                                         ---------     ----------   ----------    ---------      ----------
                                                            14,514        694,104    1,090,784      (13,427)      1,785,975
                                                         ---------     ----------   ----------    ---------      ----------
OPERATING INCOME......................................       2,955         40,337      168,001           --         211,293
                                                         ---------     ----------   ----------    ---------      ----------
EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES........................................     152,368         15,915          886     (151,302)         17,867
                                                         ---------     ----------   ----------    ---------      ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income.....................................      12,675          3,220        3,900      (12,561)          7,234
  Interest on long-term debt..........................         114        (25,928)     (40,703)          --         (66,517)
  Other interest expense..............................      (1,218)       (14,595)      (8,012)      12,561         (11,264)
  Dividends on preferred securities of subsidiaries...          --             --           --      (12,374)        (12,374)
  Minority interest...................................          --            (71)        (988)          --          (1,059)
  Other...............................................         190          5,330       (1,756)          --           3,764
                                                         ---------     ----------   ----------    ---------      ----------
                                                            11,761        (32,044)     (47,559)     (12,374)        (80,216)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES...............................................     167,084         24,208      121,328     (163,676)        148,944
INCOME TAX PROVISION..................................       1,814         (6,925)      41,486           --          36,375
                                                         ---------     ----------   ----------    ---------      ----------
INCOME FROM CONTINUING OPERATIONS.....................     165,270         31,133       79,842     (163,676)        112,569
DISCONTINUED OPERATIONS, NET OF TAXES.................          --         37,771           --           --          37,771
                                                         ---------     ----------   ----------    ---------      ----------
NET INCOME............................................     165,270         68,904       79,842     (163,676)        150,340
DIVIDENDS ON PREFERRED SECURITIES.....................      12,356             --           18      (12,374)             --
                                                         ---------     ----------   ----------    ---------      ----------
NET INCOME AVAILABLE FOR COMMON STOCK.................   $ 152,914     $   68,904   $   79,824    $(151,302)     $  150,340
                                                         =========     ==========   ==========    =========      ==========

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                              MCN                                   ELIMINATIONS
                                                           AND OTHER                                    AND         CONSOLIDATED
                                                          SUBSIDIARIES      MCNIC       MICHCON      RECLASSES         TOTAL
                                                          ------------      -----       -------     ------------    ------------
                                                                          TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                          ----------------------------------------------------------------------
                                                                                      (IN THOUSANDS)
NET CASH FLOW FROM OPERATING ACTIVITIES...............     $  72,476      $ (68,749)   $ 217,918     $ (68,923)      $ 152,722
                                                           ---------      ---------    ---------     ---------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net..................................       260,771         65,006      (20,522)        2,227         307,482
  Capital contributions received from affiliates,
    net...............................................            --        236,851           --      (236,851)             --
  Dividends paid......................................       (82,239)            --      (46,084)       46,084         (82,239)
  Preferred securities dividends paid.................       (17,613)            --           --        17,613              --
  Issuance of common stock............................        20,192             --           --            --          20,192
  Issuance of preferred securities....................        96,850             --           --            --          96,850
  Issuance of long-term debt..........................            --        305,709      153,052            --         458,761
  Long-term commercial paper and bank borrowings,
    net...............................................            --         17,299           --            --          17,299
  Retirement of long-term debt and preferred
    securities........................................      (100,365)      (102,153)    (126,292)           --        (328,810)
  Other...............................................            --          8,243           --            --           8,243
                                                           ---------      ---------    ---------     ---------       ---------
    Net cash provided from (used for) financing
      activities......................................       177,596        530,955      (39,846)     (170,927)        497,778
                                                           ---------      ---------    ---------     ---------       ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures................................       (11,024)      (318,276)    (153,475)           --        (482,775)
  Acquisitions........................................            --        (42,429)          --            --         (42,429)
  Investment in debt and equity securities, net.......            --         48,527      (30,446)         (250)         17,831
  Investment in joint ventures and subsidiaries.......      (238,951)      (187,423)         214       236,851        (189,309)
  Sale of property and joint venture interests........         1,143         49,463           --        (3,421)         47,185
  Other...............................................           137        (28,151)      (2,115)        6,670         (23,459)
                                                           ---------      ---------    ---------     ---------       ---------
    Net cash used for investing activities............      (248,695)      (478,289)    (185,822)      239,850        (672,956)
                                                           ---------      ---------    ---------     ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................         1,377        (16,083)      (7,750)           --         (22,456)
CASH AND CASH EQUIVALENTS, JANUARY 1..................            23         25,119       14,353            --          39,495
                                                           ---------      ---------    ---------     ---------       ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31................     $   1,400      $   9,036    $   6,603     $      --       $  17,039
                                                           =========      =========    =========     =========       =========

                                                                          TWELVE MONTHS ENDED DECEMBER 31, 1997
                                                          ----------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES...............     $  97,490      $ 148,242    $ 187,263     $ (89,611)      $ 343,384
                                                           ---------      ---------    ---------     ---------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net..................................            --         94,513      (23,435)       (3,078)         68,000
  Capital contributions received from (distributions
    paid to) affiliates, net..........................        (3,985)       603,150           --      (599,165)             --
  Dividends paid......................................       (72,851)            --      (40,000)       40,000         (72,851)
  Preferred securities dividends paid.................       (31,090)            --           --        31,090              --
  Issuance of common stock............................       294,402             --           --            --         294,402
  Issuance of preferred securities....................       326,521             --           --            --         326,521
  Issuance of long-term debt..........................            --        149,190      124,051            --         273,241
  Long-term commercial paper and bank borrowings,
    net...............................................            --       (261,822)          --            --        (261,822)
  Retirement of long-term debt and preferred
    securities........................................           (55)       (32,315)     (76,854)           --        (109,224)
  Other...............................................            --          4,612           --            --           4,612
                                                           ---------      ---------    ---------     ---------       ---------
    Net cash provided from (used for) financing
      activities......................................       512,942        557,328      (16,238)     (531,153)        522,879
                                                           ---------      ---------    ---------     ---------       ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures................................        (6,559)      (399,586)    (155,208)           (1)       (561,354)
  Acquisitions........................................            --       (166,553)          --            --        (166,553)
  Investment in debt and equity securities............            --        (48,441)     (31,375)       16,693         (63,123)
  Investment in joint ventures and subsidiaries.......      (604,750)      (151,360)        (304)      603,772        (152,642)
  Sale of property and joint venture interests........            --         67,365           --            --          67,365
  Other...............................................            56         (1,484)      20,205           300          19,077
                                                           ---------      ---------    ---------     ---------       ---------
    Net cash used for investing activities............      (611,253)      (700,059)    (166,682)      620,764        (857,230)
                                                           ---------      ---------    ---------     ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................................          (821)         5,511        4,343            --           9,033
CASH AND CASH EQUIVALENTS, JANUARY 1..................           844         19,608       10,010            --          30,462
                                                           ---------      ---------    ---------     ---------       ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31................     $      23      $  25,119    $  14,353     $      --       $  39,495
                                                           =========      =========    =========     =========       =========

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                                                              MCN                                    ELIMINATIONS
                                                           AND OTHER                                     AND         CONSOLIDATED
                                                          SUBSIDIARIES      MCNIC       MICHCON       RECLASSES         TOTAL
                                                          ------------      -----       -------      ------------    ------------
                                                                           TWELVE MONTHS ENDED DECEMBER 31, 1996
                                                          -----------------------------------------------------------------------
                                                                                      (IN THOUSANDS)
NET CASH FLOW FROM OPERATING ACTIVITIES...............     $  38,535      $  84,678    $  101,694     $ (26,575)      $ 198,332
                                                           ---------      ---------    ----------     ---------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net..................................            --         19,000        68,491            --          87,491
  Capital contributions received from (distributions
    paid to) affiliates, net..........................        (3,069)        41,195         1,614       (39,740)             --
  Dividends paid......................................       (62,875)            --       (11,263)       11,263         (62,875)
  Preferred securities dividends paid.................       (12,356)            --           (54)       12,410              --
  Issuance of common stock............................        17,264             --            --            --          17,264
  Issuance of preferred securities....................        77,218             --            --            --          77,218
  Issuance of long-term debt..........................            --        328,895        69,645            --         398,540
  Long-term commercial paper and bank borrowings,
    net...............................................            --        (62,835)           --            --         (62,835)
  Retirement of long-term debt and preferred
    securities........................................           (55)        (1,701)       (6,384)            1          (8,139)
  Other...............................................        (6,249)            --            --            --          (6,249)
                                                           ---------      ---------    ----------     ---------       ---------
    Net cash provided from financing activities.......         9,878        324,554       122,049       (16,066)        440,415
                                                           ---------      ---------    ----------     ---------       ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures................................        (5,474)      (392,181)     (212,668)           --        (610,323)
  Acquisitions........................................            --       (133,201)           --            --        (133,201)
  Investment in debt and equity securities............            --        (11,313)      (15,590)           --         (26,903)
  Investment in joint ventures and subsidiaries.......       (42,809)       (35,793)         (278)       42,663         (36,217)
  Sale of property and joint venture interest.........            --         36,621            --            --          36,621
  Sale of Genix.......................................            --        132,889            --            --         132,889
  Other...............................................           546          2,732         6,334           (22)          9,590
                                                           ---------      ---------    ----------     ---------       ---------
    Net cash used for investing activities............       (47,737)      (400,246)     (222,202)       42,641        (627,544)
                                                           ---------      ---------    ----------     ---------       ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS.............           676          8,986         1,541            --          11,203
CASH AND CASH EQUIVALENTS, JANUARY 1..................           168         10,622         8,469            --          19,259
                                                           ---------      ---------    ----------     ---------       ---------
CASH AND CASH EQUIVALENTS, DECEMBER 31................     $     844      $  19,608    $   10,010     $      --       $  30,462
                                                           =========      =========    ==========     =========       =========

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of MCN Energy Group Inc.:

     We have audited the accompanying consolidated statements of financial position of MCN Energy Group Inc. and subsidiaries (the "Company"), as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     As discussed in Note 1b, the accompanying 1998 and 1997 financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan
February 25, 1999
(June 7, 1999 as to the effects of the matters described in Note 1b.) (October 15, 1999 as to effects of the matters described in Note 4a.)

                             MCN ENERGY GROUP INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                               SEPTEMBER 30, 1999

RESULTS OF OPERATIONS

     Results reflect reduced Diversified Energy and Gas Distribution contributions -- MCN had a net loss for the 1999 third quarter of $31.2 million or $.37 per share compared with a net loss of $176.7 million or $2.24 per share in the same 1998 quarter. MCN experienced a net loss in the 1999 nine- and twelve-month periods of $31.9 million or $.39 per share and $7.9 million or $.10 per share, respectively, compared with a net loss of $310.5 million or $3.95 per share and $265.6 million or $3.38 per share for the same 1998 periods. As subsequently discussed, the comparability in earnings was affected by non-recurring items consisting of an accounting change and several unusual charges. The unusual charges include losses on the sale of properties, property write-downs, investment losses and restructuring charges.

                                                QUARTER              9 MONTHS             12 MONTHS
                                           -----------------    ------------------    ------------------
                                            1999      1998       1999       1998       1999       1998
                                            ----      ----       ----       ----       ----       ----
                                                      (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
NET INCOME (LOSS)
Diversified Energy:
  Before unusual charges...............    $(12.7)   $    .2    $ (17.8)   $  21.6    $ (24.6)   $  33.9
  Unusual charges (Note 3).............      (3.8)    (152.4)     (87.2)    (372.9)     (87.2)    (372.9)
                                           ------    -------    -------    -------    -------    -------
                                            (16.5)    (152.2)    (105.0)    (351.3)    (111.8)    (339.0)
                                           ------    -------    -------    -------    -------    -------
Gas Distribution:
  Before unusual charges...............     (14.7)      (7.8)      76.0       57.5      106.8       90.1
  Unusual charges (Note 3e)............        --      (16.7)        --      (16.7)        --      (16.7)
                                           ------    -------    -------    -------    -------    -------
                                            (14.7)     (24.5)      76.0       40.8      106.8       73.4
                                           ------    -------    -------    -------    -------    -------
Total Before Accounting Change:
  Before unusual charges...............     (27.4)      (7.6)      58.2       79.1       82.2      124.0
  Unusual charges (Note 3).............      (3.8)    (169.1)     (87.2)    (389.6)     (87.2)    (389.6)
                                           ------    -------    -------    -------    -------    -------
                                            (31.2)    (176.7)     (29.0)    (310.5)      (5.0)    (265.6)
Cumulative Effect of Accounting Change,
  Net of Taxes (Note 6)................        --         --       (2.9)        --       (2.9)        --
                                           ------    -------    -------    -------    -------    -------
                                           $(31.2)   $(176.7)   $ (31.9)   $(310.5)   $  (7.9)   $(265.6)
                                           ======    =======    =======    =======    =======    =======
EARNINGS (LOSS) PER SHARE -- BASIC AND
  DILUTED
Diversified Energy:
  Before unusual charges...............    $ (.15)   $    --    $  (.22)   $   .27    $  (.30)   $   .43
  Unusual charges (Note 3).............      (.05)     (1.93)     (1.05)     (4.74)     (1.07)     (4.75)
                                           ------    -------    -------    -------    -------    -------
                                             (.20)     (1.93)     (1.27)     (4.47)     (1.37)     (4.32)
                                           ------    -------    -------    -------    -------    -------
Gas Distribution:
  Before unusual charges...............      (.17)      (.10)       .92        .73       1.31       1.15
  Unusual charges (Note 3e)............        --       (.21)        --       (.21)        --       (.21)
                                           ------    -------    -------    -------    -------    -------
                                             (.17)      (.31)       .92        .52       1.31        .94
                                           ------    -------    -------    -------    -------    -------
Total Before Accounting Change:
  Before unusual charges...............      (.32)      (.10)       .70       1.00       1.01       1.58
  Unusual charges (Note 3).............      (.05)     (2.14)     (1.05)     (4.95)     (1.07)     (4.96)
                                           ------    -------    -------    -------    -------    -------
                                             (.37)     (2.24)      (.35)     (3.95)      (.06)     (3.38)
Cumulative Effect of Accounting Change
  (Note 6).............................        --         --       (.04)        --       (.04)        --
                                           ------    -------    -------    -------    -------    -------
                                           $ (.37)   $ (2.24)   $  (.39)   $ (3.95)   $  (.10)   $ (3.38)
                                           ======    =======    =======    =======    =======    =======

     Excluding the non-recurring items, MCN had a net loss of $27.4 million for the 1999 quarter and earnings of $58.2 million and $82.2 million for the 1999 nine-and twelve-month periods, respectively, resulting in decreases of $19.8 million, $20.9 million and $41.8 million from the corresponding 1998 periods. The comparisons reflect losses in the Diversified Energy group resulting from the decline in earnings in the Energy Marketing and Exploration & Production (E&P) segments as well as increased financing costs. The 1999 quarter also reflects higher seasonal losses in the Gas Distribution segment. The decline in Diversified Energy's results in the 1999 nine- and twelve-month periods was partially offset by increased contributions from the Gas Distribution segment resulting from its new gas sales program and the favorable impact of more normal weather. Also affecting the comparability for the nine- and twelve-month periods were gains recorded by the Diversified Energy group in 1998 from the sale of certain assets.

     RESTATEMENT -- As discussed in Note 5 to the Consolidated Financial Statements and in MCN's 1998 Annual Report included herein, MCN conducted a special investigation of prior years' operations of CoEnergy Trading Company, its non-utility energy marketing subsidiary, subsequent to the issuance of its December 31, 1998 financial statements. As a result of the investigation, MCN identified that its internal control systems had been overridden, and that certain transactions had not been properly accounted for. The accompanying consolidated financial statements for the 1998 periods have been restated from those originally reported to properly account for the transactions identified. The restatements result in a decrease in net loss of $.4 million for the 1998 quarter and an increase in net loss of $3.7 million or $.05 per share and $9.1 million or $.11 per share for the 1998 nine- and twelve-month periods, respectively. The corrections did not have an impact on the liquidity or cash flows of MCN. The financial information contained in Management's Discussion and Analysis herein has been revised to reflect the impact of such restatement.

     STRATEGIC DIRECTION -- MCN announced in August 1999 a significantly revised strategic direction that includes: focusing on the Midwest-to-Northeast region rather than on North America; emphasizing operational efficiencies and growth through the integration of existing businesses rather than building a portfolio of diverse, non-operated energy investments; retaining its natural gas producing properties in Michigan while going forward with the sale of its other exploration and production oil and gas properties; and reducing capital investment levels to approximately $500 million in 1999 and to $300 million in 2000.

     PENDING MERGER -- MCN and DTE Energy Company (DTE) have signed a definitive merger agreement dated October 4, 1999 under which DTE will acquire all outstanding shares of MCN common stock. The boards of directors of both companies have unanimously approved the merger agreement. The transaction is subject to the approval of the shareholders of both companies, regulatory approvals and other customary merger conditions. The transaction is expected to close in six to nine months from the date of the merger agreement and will be accounted for as a purchase by DTE. The combined company, which will be named DTE Energy Company and headquartered in Detroit, will be the largest electric and gas utility in Michigan. In the 1999 fourth quarter and 2000 first quarter, MCN will record legal, accounting, employee benefit and other expenses associated with the merger. Further information regarding the merger agreement is included in Note 2 to the Consolidated Financial Statements included herein.

     UNUSUAL CHARGES -- MCN recorded several unusual charges in the 1999 second and third quarters as well as the 1998 second and third quarters, consisting of losses on the sale of properties, property write-downs, investment losses and restructuring charges (Note 3).

     A discussion of each unusual charge by segment follows:

                                         QUARTER             9 MONTHS             12 MONTHS
                                     ----------------    -----------------    -----------------
                                     1999      1998       1999      1998       1999      1998
                                     ----      ----       ----      ----       ----      ----
                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
UNUSUAL CHARGES
Diversified Energy:
  Pipelines & Processing...........  $  --    $ (89.5)   $   --    $ (89.5)   $   --    $ (89.5)
  Electric Power...................     --       (1.6)       --       (1.6)       --       (1.6)
  Exploration & Production.........   (3.8)     (54.5)    (87.2)    (275.0)    (87.2)    (275.0)
  Corporate & Other................     --       (6.8)       --       (6.8)       --       (6.8)
                                     -----    -------    ------    -------    ------    -------
                                      (3.8)    (152.4)    (87.2)    (372.9)    (87.2)    (372.9)
Gas Distribution...................     --      (16.7)       --      (16.7)       --      (16.7)
                                     -----    -------    ------    -------    ------    -------
                                     $(3.8)   $(169.1)   $(87.2)   $(389.6)   $(87.2)   $(389.6)
                                     =====    =======    ======    =======    ======    =======
Loss Per Share.....................  $(.05)   $ (2.14)   $(1.05)   $ (4.95)   $(1.07)   $ (4.96)
                                     =====    =======    ======    =======    ======    =======

PIPELINES & PROCESSING

     Property Write-Downs: In the third quarter of 1998, MCN recorded a $133.8 million pre-tax ($87.0 million net of taxes) write-off of its coal fines project. The economic viability of the project is dependent on coal briquettes produced from six coal fines plants qualifying for synthetic fuel tax credits and MCN's ability to utilize or sell such credits. Although the plants were in service by June 30, 1998, the date specified to qualify for the tax credits, operating delays at the plants in the 1998 third quarter significantly increased the possibility that the Internal Revenue Service (IRS) would challenge the project's eligibility for tax credits. In addition, there was uncertainty as to whether MCN could utilize or sell the credits. These factors led to MCN's decision to record an impairment loss equal to the carrying value of the plants, reflecting the likely inability to recover such costs. MCN sought to maximize the value of its investment in the coal fines project, and in May 1999 filed a request with the IRS seeking a factual determination that its coal fines plants were in service on June 30, 1998. In September 1999, MCN received favorable determination letters from the IRS ruling that four of the six plants were in service by June 30, 1998 (Note 4a).

     In the third quarter of 1998, MCN also recorded an impairment loss of $3.9 million pre-tax ($2.5 million net of taxes) relating to an acquired out-of-service pipeline in Michigan. MCN reviewed the business alternatives for this asset and determined that its development is unlikely. Accordingly, MCN recorded an impairment loss equal to the carrying value of this asset.

ELECTRIC POWER

     Restructuring Charge: In the third quarter of 1998, MCN recorded a $2.5 million pre-tax ($1.6 million net of taxes) restructuring charge related to certain international power projects. The charge was incurred as a result of refocusing MCN's strategic plan, particularly the decision to exit certain international power projects.

EXPLORATION & PRODUCTION

     Property Write-Downs: In the second quarter of 1999, MCN recognized a $52.0 million pre-tax ($33.8 million net of taxes) write-down of its gas and oil properties under the full cost method of accounting, due primarily to an unfavorable revision in the timing of production of proved gas and oil reserves as well as reduced expectations of sales proceeds on unproved acreage. Under the full cost method of accounting as prescribed by the Securities and Exchange Commission (SEC), MCN's capitalized exploration and production costs at June 30, 1999 exceeded the full cost "ceiling," resulting in the excess being written off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves, and the lower of cost or estimated fair value of unproved properties, net of related income tax effects.

     In the second and third quarters of 1998, MCN recognized write-downs of its gas and oil properties totaling $333.0 million pre-tax ($216.5 million net of taxes) and $83.9 million pre-tax ($54.5 million net of taxes), respectively. The write-downs were also the result of MCN's capitalized exploration and production costs exceeding the full cost ceiling.

     Losses on Sale of Properties: In the second quarter of 1999, MCN recognized losses from the sale of its Western and Midcontinent/Gulf Coast E&P properties totaling $68.8 million pre-tax ($44.7 million net of taxes). In the third quarter of 1999, MCN recognized additional losses relating to the sale of these properties totaling $5.9 million pre-tax ($3.8 million net of taxes).

     Loss on Investment: In the second quarter of 1999, MCN recognized a $7.5 million pre-tax loss ($4.9 million net of taxes) from the write-down of an investment in the common stock of an E&P company. MCN had also recognized a $6.1 million pre-tax loss ($4.0 million net of taxes) from the write-down of this investment during the second quarter of 1998. The losses were due to declines in the fair value of the securities that are not considered temporary. MCN has no carrying value in this investment after the write-downs.

CORPORATE & OTHER

     Restructuring Charge: In the third quarter of 1998, MCN recorded a $10.4 million pre-tax ($6.8 million net of taxes) restructuring charge related to the corporate realignment designed to improve operating efficiencies through a more streamlined organizational structure. The realignment included cost saving initiatives expected to reduce future operating expenses.

GAS DISTRIBUTION

     Property Write-Downs: In the third quarter of 1998, MCN recorded a $24.8 million pre-tax ($11.2 million net of taxes and minority interest) write-down of certain gas gathering properties. An analysis revealed that projected cash flows from the gathering system were not sufficient to cover the system's carrying value. Therefore, an impairment loss was recorded representing the amount by which the carrying value of the system exceeded its estimated fair value.

     Loss on Investment: In the third quarter of 1998, MCN also recorded an $8.5 million pre-tax loss ($5.5 million net of taxes) from the write-down of an investment in a Missouri gas distribution company that MCN intends to sell in 2000. The write-down represents the amount by which the carrying value exceeded the estimated fair value of the investment.

     DIVERSIFIED ENERGY

     Results reflect reduced Energy Marketing and E&P contributions -- The Diversified Energy group had a net loss of $16.5 million for the 1999 third quarter compared to a net loss of $152.2 million for the same 1998 period. Diversified Energy had net losses of $105.0 million and $111.8 million in the 1999 nine- and twelve-month periods, respectively, compared to losses of $351.3 million and $339.0 million in the corresponding 1998 periods. As previously discussed, results for all 1999 and 1998 periods were impacted by the unusual charges. Excluding the unusual charges, Diversified Energy had losses of $12.7 million, $17.8 million and $24.6 million for the 1999 quarter, nine- and twelve-month periods, respectively, compared to earnings of $.2 million, $21.6 million and $33.9 million for the same 1998 periods. The results for all 1999 periods reflect losses from the Energy Marketing segment due to higher gas costs. Additionally, all 1999 periods reflect the impact of lower E&P gas and oil production on operating and joint venture income as well as higher financing costs. The earnings comparisons for the nine- and twelve-month periods were also affected by gains recorded in 1998 from the sale of certain assets. Additionally, Diversified Energy's results for the 1999 nine- and twelve-month periods reflect the impact of lower methanol prices and methanol production on the Pipelines & Processing segment.

                                               QUARTER             9 MONTHS             12 MONTHS
                                           ----------------   ------------------   -------------------
                                            1999     1998      1999       1998       1999       1998
                                            ----     ----      ----       ----       ----       ----
                                                                  (IN MILLIONS)
DIVERSIFIED ENERGY OPERATIONS
Operating Revenues*......................  $335.5   $ 228.9   $ 927.0   $  734.0   $1,185.8   $1,039.3
                                           ------   -------   -------   --------   --------   --------
Operating Expenses*
  Property write-downs and restructuring
     charges (Note 3)....................      --     234.5      52.0      567.5       52.0      567.5
  Other..................................   347.9     227.5     929.6      721.4    1,198.0    1,018.2
                                           ------   -------   -------   --------   --------   --------
                                            347.9     462.0     981.6    1,288.9    1,250.0    1,585.7
                                           ------   -------   -------   --------   --------   --------
Operating Loss...........................   (12.4)   (233.1)    (54.6)    (554.9)     (64.2)    (546.4)
                                           ------   -------   -------   --------   --------   --------
Equity in Earnings of Joint Ventures.....    15.0      17.9      38.5       46.1       53.8       59.2
                                           ------   -------   -------   --------   --------   --------
Other Income & (Deductions)*
  Interest income........................     1.1        .9       3.1        5.3        3.0        7.4
  Interest expense.......................   (14.4)    (16.4)    (46.6)     (38.1)     (62.8)     (43.5)
  Dividends on preferred securities of
     subsidiaries........................   (10.3)     (8.2)    (31.0)     (27.2)     (40.2)     (37.0)
  Loss on sale of E&P properties (Note
     3c).................................    (5.9)       --     (74.7)        --      (74.7)        --
  Loss on E&P investment (Note 3c).......      --        --      (7.5)      (6.1)      (7.5)      (6.1)
  Other..................................     3.8       (.1)     13.8       13.1       20.9       16.0
                                           ------   -------   -------   --------   --------   --------
                                            (25.7)    (23.8)   (142.9)     (53.0)    (161.3)     (63.2)
                                           ------   -------   -------   --------   --------   --------
Loss Before Income Taxes.................   (23.1)   (239.0)   (159.0)    (561.8)    (171.7)    (550.4)
                                           ------   -------   -------   --------   --------   --------
Income Taxes
  Current and deferred benefit...........    (6.6)    (84.3)    (54.0)    (199.5)     (59.9)    (195.8)
  Federal tax credits....................      --      (2.5)       --      (11.0)        --      (15.6)
                                           ------   -------   -------   --------   --------   --------
                                             (6.6)    (86.8)    (54.0)    (210.5)     (59.9)    (211.4)
                                           ------   -------   -------   --------   --------   --------
Net Income (Loss)
  Before unusual charges.................   (12.7)       .2     (17.8)      21.6      (24.6)      33.9
  Unusual charges (Note 3)...............    (3.8)   (152.4)    (87.2)    (372.9)     (87.2)    (372.9)
                                           ------   -------   -------   --------   --------   --------
                                           $(16.5)  $(152.2)  $(105.0)  $ (351.3)  $ (111.8)  $ (339.0)
                                           ======   =======   =======   ========   ========   ========

-------------------------
* Includes intercompany transactions

OPERATING AND JOINT VENTURE INCOME

     Operating and joint venture results for the 1999 quarter, nine- and twelve-month periods (excluding the unusual charges) decreased from the comparable 1998 periods by $16.7 million, $22.8 million and $38.7 million, respectively. Results for all 1999 periods reflect reduced contributions from the Energy Marketing, E&P and Electric Power segments. Pipelines & Processing results improved in the 1999 quarter, but declined in the 1999 nine- and twelve-month periods. Additionally, lower Corporate & Other expenses in the 1999 nine- and twelve-month periods favorably impacted operating and joint venture income.

                                              QUARTER           9 MONTHS          12 MONTHS
                                          ---------------   ----------------   ----------------
                                          1999     1998      1999     1998      1999     1998
                                          ----     ----      ----     ----      ----     ----
OPERATING AND JOINT VENTURE INCOME
(LOSS)
Before Unusual Charges:
  Pipelines & Processing................  $ 4.1   $   3.5   $ 13.7   $  19.1   $ 16.0   $  27.1
  Electric Power........................    6.6       8.6     18.0      21.0     23.0      25.8
  Energy Marketing......................   (8.8)       .4     (6.0)       .7    (10.2)     (1.5)
  Exploration & Production..............    1.8       6.5     10.0      23.4     15.6      34.5
  Corporate & Other.....................   (1.1)       .3       .2      (5.5)    (2.8)     (5.6)
                                          -----   -------   ------   -------   ------   -------
                                            2.6      19.3     35.9      58.7     41.6      80.3
Unusual Charges (Note 3)................     --    (234.5)   (52.0)   (567.5)   (52.0)   (567.5)
                                          -----   -------   ------   -------   ------   -------
                                          $ 2.6   $(215.2)  $(16.1)  $(508.8)  $(10.4)  $(487.2)
                                          =====   =======   ======   =======   ======   =======

     PIPELINES & PROCESSING operating and joint venture results (excluding the write-offs) increased $.6 million for the 1999 quarter, and decreased $5.4 million and $11.1 million for the 1999 nine- and twelve-month periods, respectively. All 1999 periods reflect start-up expenditures associated with new projects and a decline in the "allowance for funds used during construction" (AFUDC) associated with MCN's 16%-owned Portland Natural Gas Transmission System, as it was placed in service in the first quarter of 1999. The 1999 nine- and twelve-month periods also reflect reduced earnings from MCN's 25%-owned methanol production business resulting from lower methanol margins as well as lower methanol volumes produced. Earnings from the methanol production business benefited from strong methanol prices during 1997 and early 1998, but prices and margins have since weakened. Pipelines & Processing's average methanol sales prices declined 9% for the 1999 nine-month period and 23% for the 1999 twelve-month period. Methanol production declined 5.0 million gallons for the 1999 nine-month period and 5.2 million gallons for the 1999 twelve-month period due primarily to the shutdown of the methanol plant for scheduled maintenance in March 1999. Additionally, Pipelines & Processing results for the 1998 periods were impacted by operating losses related to the start-up of the coal fines plants (Note 3a).

     Pipelines & Processing operating and joint venture income was also affected by an increase in transportation volumes for all 1999 periods due to new gas gathering ventures and the expansion of existing pipeline projects. Volumes transported increased for the 1999 quarter, nine- and twelve-month periods by
7.1 billion cubic feet (Bcf), 24.1 Bcf and 35.0 Bcf, respectively. Pipelines & Processing results were also impacted in all 1999 periods by an increase in gas processed to remove natural gas liquids (NGLs). Gas processed to remove NGLs increased 11.0 Bcf, 20.0 Bcf and 23.2 Bcf in the 1999 quarter, nine- and twelve-month periods, respectively, reflecting volumes associated with the acquisition and development of additional processing facilities. Pipelines & Processing operations include variations in the level of gas processed to remove carbon dioxide (CO(2)). The volume of CO(2) gas treated decreased .3 Bcf in the 1999 quarter, and increased 2.0 Bcf and 6.7 Bcf in the 1999 nine- and twelve-month periods, respectively. However, earnings were not significantly affected by these variations, since under the terms of Pipelines & Processing's CO(2) processing contracts, revenues are not volume sensitive.

     In November 1999, MCN reached an agreement to sell four of its coal fines plants to DTE in an arms-length transaction that is independent of the pending merger (Note 4b). The sales price will depend on total production performance of the four plants. DTE will initially make a $45 million payment that will be adjusted up to $152 million or down to zero based on the results of a 36-month production test period. The sale is expected to be finalized in December 1999. Beginning in 2001, Pipelines & Processing results are expected to be favorably affected by the recording of gains from the sale of the plants as increasing production levels are achieved.

                                                 QUARTER          9 MONTHS         12 MONTHS
                                               ------------    --------------    --------------
                                               1999    1998    1999     1998     1999     1998
                                               ----    ----    ----     ----     ----     ----
PIPELINES & PROCESSING STATISTICS*
  Methanol Produced (Million Gallons)........  15.7    15.2     40.6     45.6     55.4     60.6
                                               ====    ====    =====    =====    =====    =====
  Transportation (Bcf).......................  52.4    45.3    153.5    129.4    199.5    164.5
                                               ====    ====    =====    =====    =====    =====
  Gas Processed (Bcf):
     Carbon Dioxide Treatment................  12.4    12.7     38.2     36.2     50.9     44.2
     Natural Gas Liquids Removal.............  22.6    11.6     54.1     34.1     65.1     41.9
                                               ----    ----    -----    -----    -----    -----
                                               35.0    24.3     92.3     70.3    116.0     86.1
                                               ====    ====    =====    =====    =====    =====

-------------------------
* Includes MCN's share of joint ventures

     Pipelines & Processing has also recorded earnings from certain joint venture investments where it is allocated income based on its share of the ventures' earnings but not less than a predetermined fixed amount. Joint venture income recorded from these investments through September 1999 was based on the fixed amount. Under the joint venture agreements, the fixed amount will be lowered or eliminated in 2000.

     Pipelines & Processing has a 75% interest in an asphalt manufacturing partnership that recently completed construction of a plant designed to produce up to 100,000 tons of high-quality asphalt annually. Currently, the plant is experiencing difficulties in producing economical quantities of asphalt, and MCN is aggressively working to resolve the issues.

     In 1998, MCN advanced approximately $18 million to a developer of a fertilizer project in the United Arab Emirates. The advance was structured as an interest-bearing loan with the possibility of being converted into an equity investment in the project. The advance, which was due in September 1999, is being extended for an additional year. The project is being developed more slowly than initially anticipated, and MCN's continuing role in the project is under negotiation.

     ELECTRIC POWER operating and joint venture results (excluding the restructuring charges) decreased by $2.0 million, $3.0 million and $2.8 million in the 1999 quarter, nine- and twelve-month periods, respectively. Results for all 1999 periods were unfavorably affected by higher start-up expenditures associated with new ventures as well as reduced contributions from MCN's international power investments, specifically the Torrent Power Limited (TPL) venture. In August 1999, MCN completed the sale of its 40% interest in TPL for approximately $130 million, resulting in a small gain. TPL holds minority interests in electric distribution companies and power generation facilities in the state of Gujarat, India. Earnings from TPL for 1999 were deferred due to the pending sale. Additionally, the nine- and twelve-month periods comparison was impacted by an uncollectible expense provision recorded in the second quarter of 1999 associated with a customer in bankruptcy as well as reduced contributions from the 30 megawatt (MW) Ada cogeneration facility, reflecting the sale of a 50% interest in the project in the first quarter of 1998.

     Electric Power's earnings comparison for the nine- and twelve-month periods also was impacted by increased contributions from the 1,370 MW Midland Cogeneration Venture (MCV) facility, reflecting an increase in MCN's interest in the MCV partnership from 18% to 23% in June 1998. Earnings from the MCV partnership for the 1999 nine- and twelve-month periods include a favorable $2.1 million pre-tax adjustment for the resolution of a number of contract issues with the electricity purchaser. Also contributing favorably to the 1999 results were higher earnings from MCN's 50%-owned, 123 MW Michigan Power cogeneration facility due to higher electricity capacity payments received under its long-term power purchase agreement.

                                          QUARTER             9 MONTHS             12 MONTHS
                                       --------------    ------------------    ------------------
                                       1999     1998      1999       1998       1999       1998
                                       ----     ----      ----       ----       ----       ----
                                                        (THOUSANDS OF MW HOURS)*
ELECTRIC POWER
  Electricity Sales -- Domestic......  692.3    651.5    2,084.2    1,855.4    2,745.4    2,498.0
  Electricity
     Sales -- International..........     --    336.5         --      874.2      414.2      874.4
                                       -----    -----    -------    -------    -------    -------
                                       692.3    988.0    2,084.2    2,729.6    3,159.6    3,372.4
                                       =====    =====    =======    =======    =======    =======

-------------------------
* Includes MCN's share of joint ventures

     ENERGY MARKETING operating and joint venture results decreased $9.2 million, $6.7 million and $8.7 million for the 1999 quarter, nine- and twelve-month periods, respectively. The 1999 periods reflect the accounting effect of anticipated temporary high gas prices on gas in inventory and cost of gas sold. During the third quarter of each year, Energy Marketing normally increases gas in inventory and depletes such inventories in the colder fourth and first quarters of the year when gas demand and gas prices typically are at their highest. In anticipation that third quarter inventory injections will be withdrawn prior to year-end, Energy Marketing prices the gas inventory injections at the estimated average purchase rate for the calendar year. For the 1999 third quarter, the actual average purchase rate incurred exceeded the estimated average purchase rate for the year. This resulted in a higher cost of gas sold in the 1999 third quarter, the impact of which is expected to reverse in the 1999 fourth quarter.

     Results for all 1999 periods were also impacted by higher costs for natural gas transportation and storage capacity. The Washington 10 storage project, for which MCN markets 100% of the 42 Bcf of storage capacity, was completed and placed into operation in July 1999. Completion of the storage field in time for the 1999-2000 winter heating season enhances Energy Marketing's ability to offer a reliable gas supply during peak winter months.

                                                QUARTER           9 MONTHS         12 MONTHS
                                             --------------    --------------    --------------
                                             1999     1998     1999     1998     1999     1998
                                             ----     ----     ----     ----     ----     ----
                                                                   (BCF)*
ENERGY MARKETING
  Gas Sales................................  140.5    114.5    423.1    333.0    544.7    435.8
  Exchange Gas Deliveries..................     --       --      5.6      6.8      9.9     11.9
                                             -----    -----    -----    -----    -----    -----
                                             140.5    114.5    428.7    339.8    554.6    447.7
                                             =====    =====    =====    =====    =====    =====

-------------------------
* Includes MCN's share of joint ventures

     The impact of the higher cost of gas sold as previously discussed, as well as the higher costs for gas transportation and storage capacity more than offset the improved margins resulting from an increase in total gas sales and exchange deliveries. Gas sales and exchange deliveries in total increased 26.0 Bcf, 88.9 Bcf and 106.9 Bcf during the 1999 quarter, nine- and twelve-month periods, respectively. The increase in gas sales is due in part to the April 1999 acquisition of existing marketing operations that significantly increased Energy Marketing's level of sales to large commercial and industrial customers in the Midwest. The comparisons of earnings for the nine- and twelve-month periods were also affected by losses recorded in 1998 associated with trading activities (Note 5) as well as higher 1999 uncollectible expenses and costs associated with the June 1999 dissolution of the DTE-CoEnergy joint venture.

     EXPLORATION & PRODUCTION operating and joint venture results (excluding the unusual charges) decreased by $4.7 million, $13.4 million and $18.9 million for the 1999 quarter, nine- and twelve-month periods, respectively. These results reflect a decline in overall gas and oil production of 10.1 billion cubic feet equivalent (Bcfe) in the 1999 quarter, 21.0 Bcfe in the 1999 nine-month period and 25.0 Bcfe in the 1999 twelve-month period. The decrease in gas and oil production is due primarily to the sale of MCN's Western and Midcontinent/Gulf Coast E&P properties recorded in the second quarter of 1999. Gas and oil production in future periods will also be lower due to the expected sale of other non-Michigan E&P properties by mid-2000.

     E&P results for all 1999 periods were also impacted by an increase in production-related expenses and variations in gas and oil sales prices. Production expenses increased per thousand cubic feet (Mcf) equivalent by $.22, $.12 and $.09 for the 1999 quarter, nine- and twelve-month periods, respectively, reflecting the higher costs of operating the E&P properties retained. Gas prices increased by $.17 per Mcf in the 1999 third quarter, by $.16 per Mcf in the current nine-month period and by $.13 per Mcf in the 1999 twelve-month period. Oil prices increased by $1.44 per barrel (Bbl) in the 1999 quarter, but declined by $.61 per Bbl and $1.82 per Bbl in the current nine-and twelve-month periods, respectively. The impact of fluctuations in natural gas and oil sales prices on E&P operating and joint venture income was mitigated by hedging with swap and futures agreements, as discussed in the "Risk Management Strategy" section that follows.

                                                     QUARTER          9 MONTHS          12 MONTHS
                                                 ---------------   ---------------   ---------------
                                                  1999     1998     1999     1998     1999     1998
                                                  ----     ----     ----     ----     ----     ----
EXPLORATION & PRODUCTION STATISTICS
Gas Production (Bcf)...........................    12.9     21.3     48.1     62.4     67.8     83.0
Oil Production (million Bbl)...................      .2       .5      1.0      2.1      1.5      3.1
Gas and Oil Production (Bcf equivalent)........    14.2     24.3     54.2     75.2     76.9    101.9
Average Gas Selling Price (per Mcf)............  $ 2.59   $ 2.03   $ 2.15   $ 2.07   $ 2.13   $ 2.23
Effect of Hedging (per Mcf)....................    (.37)     .02      .05     (.03)     .02     (.21)
                                                 ------   ------   ------   ------   ------   ------
Overall Average Gas Sales Price (per Mcf)......  $ 2.22   $ 2.05   $ 2.20   $ 2.04   $ 2.15   $ 2.02
                                                 ======   ======   ======   ======   ======   ======
Average Oil Sales Price (per Bbl)..............  $13.20   $10.64   $11.77   $11.55   $11.27   $12.99
Effect of Hedging (per Bbl)....................      --     1.12      .45     1.28      .72      .82
                                                 ------   ------   ------   ------   ------   ------
Overall Average Oil Sales Price (per Bbl)......  $13.20   $11.76   $12.22   $12.83   $11.99   $13.81
                                                 ======   ======   ======   ======   ======   ======

     RISK MANAGEMENT STRATEGY -- MCN manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of gas and oil supply and sales agreements. In late 1998, MCN began entering into offsetting positions for existing hedges of gas and oil production from properties that have been or were expected to be sold in 1999. MCN's risk management strategy has been revised to reflect the change in its business that will result from its new strategic direction as previously discussed. Additionally, as a result of the special investigation, MCN is taking additional steps to ensure compliance with risk management policies that are periodically reviewed by the Board of Directors.

     CORPORATE & OTHER operating and joint venture results (excluding the restructuring charges) declined $1.4 million in the 1999 quarter, and improved $5.7 million and $2.8 million for the 1999 nine- and twelve-month periods, respectively. The variations primarily reflect adjustments that reduced or eliminated accruals for employee incentive awards based on MCN's operating or stock price performance.

OTHER INCOME AND DEDUCTIONS

     Other income and deductions for the 1999 quarter, nine- and twelve-month periods reflect unfavorable changes of $1.9 million, $89.9 and $98.1 million, respectively. The comparability of other income and deductions for all periods is affected by unusual charges consisting of losses from the sale of E&P properties and the write-down of an E&P investment. Other income and deductions for the 1999 nine- and twelve-month periods reflect higher interest and preferred dividend expense due to an increase in debt and preferred securities required to finance capital investments in the Diversified Energy group. The 1999 nine- and twelve-month periods include lower interest income due to the collection in March 1998 of a $46 million advance made to a Philippine independent power producer.

     Other income in the 1999 nine- and twelve-month periods includes a $3.1 million pre-tax gain recorded in the 1999 second quarter from the sale of a pipeline facility. Other income in the 1998 nine- and twelve-month periods includes $9.9 million of pre-tax gains recorded in the 1998 first quarter from the sale of certain gas sales contracts and a 50% interest in the 30 MW Ada cogeneration facility. Other income for the 1998 twelve-month period includes a $3.2 million pre-tax gain from the December 1997 sale of Diversified Energy's 25% interest in a gas storage project.

     Additionally, other income in all 1999 periods include income from a third quarter 1998 tax credit sale transaction, whereby MCN records income from such sale as the credits are generated by the purchaser. MCN recorded pre-tax income of $3.3 million, $9.4 million and $13.6 million in the 1999 quarter, nine- and twelve-month periods, respectively, from such sale.

INCOME TAXES

     The variations in income taxes for all 1999 periods reflect fluctuations in pre-tax results. Income tax comparisons were also affected by tax credits and stock-related tax benefits recorded in 1998, as well as the generation of foreign income in 1998 that was not subject to U.S. or foreign tax provisions. Gas production tax credits have not been recorded in the 1999 periods as a result of the 1998 tax credit sale transaction and MCN's current net operating loss tax position.

OUTLOOK

     MCN's new strategic direction emphasizes achieving operational efficiencies and growth through integration of existing businesses. MCN will continue pursuing new pipeline, electric power and energy marketing ventures, with an emphasis on operating projects that enhance MCN businesses within the Midwest-to-Northeast corridor.

     To achieve the operating efficiencies expected from the new strategic direction, MCN is working to reorganize its Diversified Energy group into the segments detailed below:

     - Midstream & Supply develops and manages MCN's gas producing, gathering, processing, storage and transmission facilities within the Midwest-to-Northeast target region.

     - Energy Marketing consists of MCN's non-regulated marketing activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service area.

     - Power develops and manages independent electric power projects.

     - Energy Holdings manages and seeks to maximize the value of existing ventures outside MCN's target region. It primarily consists of gas gathering and processing investments in major U.S. producing basins.

     GAS DISTRIBUTION

     Results reflect seasonal loss and higher operating costs -- Gas Distribution had a net loss of $14.7 million for the 1999 third quarter compared to a net loss of $24.5 million from the same 1998 period. The Gas Distribution segment typically records third quarter losses due to seasonally lower demand for natural gas during the summer months. Gas Distribution had earnings of $76.0 million and $106.8 million for the 1999 nine- and twelve-month periods, respectively, resulting in increases of $35.2 million and $33.4 million from the comparable 1998 periods. Earnings in all three 1998 periods were unfavorably affected by $16.7 million of unusual charges as previously discussed. Excluding the unusual charges, Gas Distribution's earnings declined by $6.9 million for the 1999 quarter, and improved by $18.5 million and $16.7 million in the 1999 nine- and twelve-month periods, respectively. The 1999 quarter reflects higher operating costs. The earnings improvements for the 1999 nine- and twelve-month periods reflect contributions from the new gas sales program as subsequently discussed. Additionally, all 1999 periods reflect the impact of more favorable weather.

                                                 QUARTER             9 MONTHS             12 MONTHS
                                             ----------------    ----------------    --------------------
                                              1999      1998      1999      1998       1999        1998
                                              ----      ----      ----      ----       ----        ----
                                                                    (IN MILLIONS)
GAS DISTRIBUTION OPERATIONS
Operating Revenues*
  Gas sales..............................    $ 74.9    $ 80.2    $653.5    $579.1    $  913.3    $  929.7
  End user transportation................      22.4      16.7      72.6      60.0        94.9        83.1
  Intermediate transportation............      14.2      14.5      42.8      48.4        57.6        62.6
  Other..................................      17.9      12.7      62.7      47.2        82.9        62.3
                                             ------    ------    ------    ------    --------    --------
                                              129.4     124.1     831.6     734.7     1,148.7     1,137.7
Cost of Sales............................      33.2      32.1     354.6     311.6       505.1       533.0
                                             ------    ------    ------    ------    --------    --------
Gross Margin.............................      96.2      92.0     477.0     423.1       643.6       604.7
                                             ------    ------    ------    ------    --------    --------
Other Operating Expenses*
  Operation and maintenance..............      65.3      58.3     203.5     184.2       275.9       260.3
  Depreciation, depletion and
     amortization........................      24.4      23.2      74.4      69.5        98.7        95.2
  Property and other taxes...............      12.3      12.2      43.8      43.7        56.0        58.1
  Property write-down (Note 3e)..........        --      24.8        --      24.8          --        24.8
                                             ------    ------    ------    ------    --------    --------
                                              102.0     118.5     321.7     322.2       430.6       438.4
                                             ------    ------    ------    ------    --------    --------
Operating Income (Loss)..................      (5.8)    (26.5)    155.3     100.9       213.0       166.3
                                             ------    ------    ------    ------    --------    --------
Equity in Earnings of Joint Ventures.....        .4        .1       1.5        .5         1.9          .9
                                             ------    ------    ------    ------    --------    --------
Other Income and (Deductions)*
  Interest income........................        .9       1.6       2.7       3.6         4.8         4.6
  Interest expense.......................     (13.8)    (13.1)    (40.3)    (41.1)      (56.7)      (55.6)
  Investment loss (Note 3e)..............        --      (8.5)       --      (8.5)         --        (8.5)
  Minority interest......................       (.3)      7.1       (.8)      5.9        (1.0)        5.5
  Other..................................       (.8)       .5       (.7)      1.1        (2.1)         .9
                                             ------    ------    ------    ------    --------    --------
                                              (14.0)    (12.4)    (39.1)    (39.0)      (55.0)      (53.1)
                                             ------    ------    ------    ------    --------    --------
Income (Loss) Before Income Taxes........     (19.4)    (38.8)    117.7      62.4       159.9       114.1
Income Taxes.............................      (4.7)    (14.3)     41.7      21.6        53.1        40.7
                                             ------    ------    ------    ------    --------    --------
Net Income (Loss)
  Before unusual charges.................     (14.7)     (7.8)     76.0      57.5       106.8        90.1
  Unusual charges (Note 3e)..............        --     (16.7)       --     (16.7)         --       (16.7)
                                             ------    ------    ------    ------    --------    --------
                                             $(14.7)   $(24.5)   $ 76.0    $ 40.8    $  106.8    $   73.4
                                             ======    ======    ======    ======    ========    ========

-------------------------
* Includes intercompany transactions

GROSS MARGIN

     Gross margin (operating revenues less cost of sales) increased $4.2 million, $53.9 million and $38.9 million in the 1999 quarter, nine- and twelve-month periods, respectively. The increase is due primarily to margins generated under Michigan Consolidated Gas Company's (MichCon) new three-year gas sales program, which is part of its Regulatory Reform Plan (Note 7a). Under the gas sales program that began in January 1999, MichCon's gas sales rates include a gas commodity component that is fixed at $2.95 per Mcf. As part of its gas acquisition strategy, MichCon has entered into fixed-price contracts at costs below $2.95 per Mcf for a substantial portion of its expected gas supply requirements through 2001. This strategy is likely to continue producing favorable margins in each of the three years.

     Gross margins for all three 1999 periods also reflect higher gas sales resulting from more normal weather, especially the 1999 nine-month period that was 13.1% colder than the same 1998 period. Additionally, gross margins for all 1999 periods reflect revenues from the continued growth in other gas-related services as well as revenues and cost of sales associated with three heating and cooling firms acquired in October 1998.

     Gas Distribution's operations are seasonal, with gross margins and earnings concentrated in the first and fourth quarters of each calendar year. By the end of the first quarter, the heating season is largely over, and Gas Distribution typically incurs substantially reduced gross margins and earnings in the second quarter and losses in the third quarter. The seasonal nature of Gas Distribution's operations is expected to be more pronounced as a result of MichCon's new gas sales program.

                                                 QUARTER         9 MONTHS          12 MONTHS
                                              -------------   ---------------   ---------------
                                              1999    1998     1999     1998     1999     1998
                                              ----    ----     ----     ----     ----     ----
EFFECT OF WEATHER ON GAS MARKETS AND
EARNINGS
  Percent Warmer Than Normal................    N/M     N/M     (8.5)%  (21.6)%  (10.7)%  (14.5)%
  Decrease From Normal in:
     Gas Markets (Bcf)......................    (.7)   (1.5)   (11.1)   (26.7)   (24.6)   (27.4)
     Net Income (Millions)..................  $ (.7)  $(1.1)  $(11.0)  $(23.1)  $(23.2)  $(23.7)
     Diluted Earnings Per Share.............  $(.01)  $(.01)  $ (.13)  $ (.29)  $ (.28)  $ (.30)

-------------------------
N/M -- not meaningful

     GAS SALES AND END USER TRANSPORTATION revenues in total increased by $.4 million and $87.0 million for the 1999 quarter and nine-month period, respectively, and decreased by $4.6 million for the 1999 twelve-month period. Revenues were affected by fluctuations in gas sales and end user transportation deliveries that increased in total by 1.9 Bcf, 14.6 Bcf and 3.0 Bcf in the current quarter, nine- and twelve-month periods, respectively. The higher gas sales and end user transportation deliveries were due primarily to weather, which was colder in all the 1999 periods compared to the corresponding 1998 periods.

     Revenues were also impacted by variations in the cost of the gas commodity component of gas sales rates. As previously discussed, this gas commodity component was fixed under MichCon's new gas sales program at $2.95 per Mcf beginning in January 1999. Prior to 1999, MichCon's sales rates were set to recover all of its reasonably and prudently incurred gas costs. The gas commodity component of MichCon's sales rate increased

$.58 per Mcf (24%) and $.23 per Mcf (8%) for the 1999 quarter and nine-month period, respectively, and decreased $.08 per Mcf (3%) for the 1999 twelve-month period.

                                                     QUARTER        9 MONTHS        12 MONTHS
                                                  -------------   -------------   -------------
                                                  1999    1998    1999    1998    1999    1998
                                                  ----    ----    ----    ----    ----    ----
                                                                      (BCF)
GAS DISTRIBUTION MARKETS
  Gas Sales.....................................   10.6    12.8   127.3   117.5   182.0   182.6
  End User Transportation.......................   32.7    28.6   107.0   102.2   145.1   141.5
                                                  -----   -----   -----   -----   -----   -----
                                                   43.3    41.4   234.3   219.7   327.1   324.1
  Intermediate Transportation*..................  128.3   133.9   390.8   430.8   497.5   570.2
                                                  -----   -----   -----   -----   -----   -----
                                                  171.6   175.3   625.1   650.5   824.6   894.3
                                                  =====   =====   =====   =====   =====   =====

-------------------------
* Includes intercompany volumes

     Additionally, gas sales and end user transportation revenues in total were impacted by MichCon's three-year customer choice program, which is also part of its Regulatory Reform Plan. Under the customer choice program that began in April 1999, approximately 70,000 or 6% of its customers are purchasing natural gas from suppliers other than MichCon. However, MichCon continues to transport and deliver the gas to the customers' premises at prices that maintain its previously existing sales margins on these services. MichCon's customers who have chosen to purchase their gas from other suppliers are reflected as end user transportation customers rather than gas sales customers. Accordingly, gas sales revenues have decreased, partially offset by an increase in end user transportation revenues, resulting in a net decrease in total operating revenues due to the gas commodity component included in gas sales rates.

     INTERMEDIATE TRANSPORTATION revenues decreased $.3 million, $5.6 million and $5.0 million in the 1999 quarter, nine- and twelve-month periods, respectively. Intermediate transportation revenues reflect lower off-system volumes of 5.6 Bcf, 40.0 Bcf and 72.7 Bcf in the 1999 quarter, nine- and twelve-month periods, respectively. A significant portion of the volume decrease was for customers who pay a fixed fee for intermediate transportation capacity regardless of actual usage. Although volumes associated with these fixed-fee customers may vary, the related revenues are not affected. The decrease for all 1999 periods is due to customers shifting volumes from a higher rate to a lower rate transportation route. The decrease in intermediate transportation revenues for the 1999 nine- and twelve-month periods is also due in part to an adjustment in 1998 of revenues related to fees generated from tracking the transfer of gas title on MichCon's transportation system.

     OTHER OPERATING REVENUES increased $5.2 million, $15.5 million and $20.6 million in the 1999 quarter, nine- and twelve-month periods, respectively. The improvements are due to an increase in facility development and appliance maintenance services, late payment fees and other gas-related services. Additionally, all 1999 periods reflect revenues from the acquisition of three heating and cooling firms in October 1998.

COST OF SALES

     Cost of sales is affected by variations in gas sales volumes and the cost of purchased gas as well as related transportation costs. Under the Gas Cost Recovery (GCR) mechanism that was in effect through December 1998 (Note 7b), MichCon's sales rates were set to recover all of its reasonably and prudently incurred gas costs. Therefore, fluctuations in cost of gas sold had little effect on gross margins. Under MichCon's new gas sales program, the gas commodity component of its sales rates is fixed. Accordingly, beginning in January 1999, changes in cost of gas sold directly impact gross margins and earnings.

     Cost of sales increased $1.1 million and $43.0 million in the 1999 quarter and nine-month periods, respectively, and decreased $27.9 million in the 1999 twelve-month period. Cost of sales for all 1999 periods was affected by a reduction in gas sales volumes as a result of customers who have chosen to purchase their gas from other suppliers under MichCon's customer choice program. As previously discussed, MichCon maintains its previously existing sales margins on these services by continuing to transport and deliver the gas to the customers' premises.

     The increase in the current nine-month period was due primarily to higher weather-driven sales volumes. Cost of sales was also impacted by average prices paid for gas, which increased $.42 per Mcf (18%) in the current quarter and decreased $.25 per Mcf (8%) in the current twelve-month period. Prices paid for gas sold in the 1999 nine-month period were flat compared to the same 1998 period. Additionally, all 1999 periods reflect cost of sales associated with the operations of the three heating and cooling firms acquired in October 1998.

OTHER OPERATING EXPENSES

     OPERATION AND MAINTENANCE expenses increased $7.0 million, $19.3 million and $15.6 million in the 1999 quarter, nine- and twelve-month periods, respectively. The increase in the 1999 quarter and nine-month period is due to higher employee benefit costs. The increase in all 1999 periods also reflects additional computer system support costs associated with MichCon's new customer information system as well as advertising costs associated with MichCon's new gas sales program. The 1998 nine- and twelve-month periods benefited from an interstate pipeline company refund.

     DEPRECIATION AND DEPLETION increased $1.2 million, $4.9 million and $3.5 million in the 1999 quarter, nine- and twelve-month periods, respectively. Depreciation on higher plant balances impacted all 1999 periods. The increase in all 1999 periods was tempered by the effect of lower depreciation rates for MichCon's utility property, plant and equipment that became effective in January 1998.

     PROPERTY AND OTHER TAXES decreased $2.1 million in the 1999 twelve-month period. The improvement is attributable to lower Michigan Single Business Taxes resulting from an increase in capital acquisition deductions.

     PROPERTY WRITE-DOWN of $24.8 million in the 1998 periods represents the impairment of a Michigan gas gathering system (Note 3e).

EQUITY IN EARNINGS OF JOINT VENTURES

     Equity in earnings of joint ventures increased $.3 million in the 1999 quarter, and $1.0 million in the 1999 nine- and twelve-month periods. The comparability is affected by losses recorded in the 1998 periods from Gas Distribution's 47.5% interest in a Missouri gas distribution company. The investment was written down to fair value in the third quarter of 1998, and no additional losses have since been recorded as a result of the intended sale of the investment in 2000.

OTHER INCOME AND DEDUCTIONS

     Other income and deductions changed unfavorably by $1.6 million, $.1 million and $1.9 million in the 1999 quarter, nine- and twelve-month periods, respectively. The 1998 nine- and twelve-month periods were impacted by gains from the sale of property. The 1999 quarter and twelve-month periods include slightly higher interest costs. Other income and deductions in all 1998 periods also reflect an unusual charge to write down the investment in a small natural gas distribution company located in Missouri (Note 3e). Also impacting other income and deductions in all 1998 periods was a change in minority interest reflecting the joint venture partners' share of the write-down of the Michigan gas gathering properties (Note 3e).

INCOME TAXES

     Income taxes increased $9.6 million, $20.1 million and $12.4 million in the 1999 quarter, nine- and twelve-month periods, respectively, reflecting an increase in pre-tax earnings. The increase for all 1999 periods is also due to the flow-through effect of certain book-to-tax temporary differences. Additionally, income tax comparisons for the 1999 nine- and twelve-month periods were affected by the favorable resolution of prior years' tax issues.

OUTLOOK

     Gas Distribution's strategy is to aggressively expand its role as the preferred provider of natural gas and high-value energy services within Michigan. Accordingly, Gas Distribution's objectives are to increase revenues and control costs in order to deliver strong shareholder returns and provide customers with high-quality service at competitive prices.

     Gas Distribution has begun and plans to continue capitalizing on opportunities resulting from the gas industry restructuring. MichCon is currently implementing its Regulatory Reform Plan, which includes a comprehensive experimental three-year customer choice program designed to offer all sales customers added choices and greater price certainty. The customer choice program began in April 1999, with approximately 70,000 customers choosing to purchase natural gas from suppliers other than MichCon. Plan years begin April 1 of each year, and the number of customers allowed to participate in the plan is limited to 75,000 in 1999, 150,000 in 2000 and 225,000 in 2001. There is
also a volume limitation on commercial and industrial participants of 10 Bcf in 1999, 20 Bcf in 2000 and 30 Bcf in 2001. MichCon continues to transport and deliver the gas to the customers' premises at prices that maintain its previously existing sales margins on these services.

     The Plan also suspended the GCR mechanism for customers who continue to purchase gas from MichCon and fixed the gas commodity component of MichCon's sales rates at $2.95 per Mcf for the three-year period that began in January 1999. The suspension of the GCR mechanism allows MichCon to profit from its ability to purchase gas at less than $2.95 per Mcf. As part of its gas acquisition strategy, MichCon has entered into fixed-price contracts at costs below $2.95 per Mcf for a substantial portion of its expected gas supply requirements through 2001. This strategy has produced favorable margins through September 1999 and is likely to continue producing favorable margins through 2001. The level of margins generated from selling gas will be affected by the number of customers choosing to purchase gas from suppliers other than MichCon under the three-year customer choice program.

     Also beginning in 1999, an income sharing mechanism allows customers to share in profits when actual returns on equity from utility operations exceed predetermined thresholds. The impact of weather and expenses incurred in the fourth quarter of 1999 will determine the actual amount of profit, if any, to be shared with customers.

     Gas Distribution also plans to grow revenues and earnings by offering a variety of energy-related services, which include appliance sales, installation and maintenance. Growth in revenues is expected from the three heating and cooling firms acquired in October 1998 that have been integrated under MichCon Home Services, which is expanding its customer base and range of services.

     CHANGES IN ACCOUNTING

     In the 1999 first quarter, MCN adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities" issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 98-5 requires start-up and organizational costs to be expensed as incurred. This change in accounting principle resulted in the write-off of start-up and organization costs capitalized as of December 31, 1998. The cumulative effect of the change was to decrease earnings by $2.9 million for the 1999 nine- and twelve-month periods.

     In the 1999 first quarter, MCN adopted the Emerging Issues Task Force consensus on Issue No. 98-10, "Accounting for Energy Trading and Risk Management Activities" (EITF 98-10). EITF 98-10 requires all energy trading contracts to be recognized in the balance sheet as either assets or liabilities measured at their fair value, with changes in fair value recognized in earnings. Adoption of EITF 98-10 did not have a material impact on MCN's financial statements.

                        CAPITAL RESOURCES AND LIQUIDITY

                                                                  9 MONTHS
                                                              -----------------
                                                               1999      1998
                                                               ----      ----
                                                                (IN MILLIONS)
CASH AND CASH EQUIVALENTS
Cash Flow Provided From (Used For):
  Operating activities......................................  $ 211.5   $ 237.5
  Financing activities......................................   (270.4)    306.9
  Investing activities......................................     72.2    (523.9)
                                                              -------   -------
Net Increase in Cash and Cash Equivalents...................  $  13.3   $  20.5
                                                              =======   =======

     OPERATING ACTIVITIES

     MCN's cash flow from operating activities decreased $26.0 million during the 1999 nine-month period as compared to the same 1998 period. The decrease was due primarily to higher working capital requirements, substantially offset by increased earnings, after adjusting for non-cash items (depreciation, unusual charges and deferred taxes).

     FINANCING ACTIVITIES

     MCN's cash flow related to financing activities decreased $577.3 million during the 1999 nine-month period compared to the same 1998 period. The change primarily reflects lower debt issuances and higher debt repayments, partially offset by an increase in equity issuances, in the 1999 nine-month period. A summary of MCN's significant financing activities and financing plans during 1999 follows.

     Prior to mid-February 1999, MCN issued new shares of common stock pursuant to its Dividend Reinvestment and Stock Purchase Plan and various employee benefit plans. MCN generated $.2 million in the 1999 nine-month period and $14.7 million in the same 1998 period from common stock issuances under these plans. Beginning in mid-February 1999, shares issued under these plans are being acquired by MCN through open market purchases.

     MCN's 5,865,000 of Preferred Redeemable Increased Dividend Equity Securities (Enhanced PRIDES) matured in April 1999. Each security represented a contract to purchase one share of MCN common stock. Upon conversion of the Enhanced PRIDES, MCN received cash proceeds totaling approximately $135.0 million. The proceeds were used to repay a $130.0 million medium-term note of Diversified Energy that came due in May 1999.

     In March 1999, MCN entered into a $150 million revolving credit agreement that expired in October 1999. There was no balance outstanding under this credit agreement at September 30, 1999. MCN effectively replaced this agreement in October 1999 by entering into a $290 million revolving credit agreement that expires in July 2000. Borrowings under the credit agreement were used to refinance $100 million of Single Point Remarketed Reset Capital Securities that were redeemed in October 1999. The credit agreement will also be used to repay debt, fund capital investments and for general corporate purposes.

DIVERSIFIED ENERGY

     The Diversified Energy group maintains credit lines that allow for borrowings of up to $200 million under a 364-day revolving credit facility and up to $200 million under a three-year revolving credit facility. These facilities support Diversified Energy's commercial paper program, which is used to finance capital investments and working capital requirements. The 364-day facility was renewed in July 1999. During the first nine months of 1999, Diversified Energy's commercial paper and bank borrowings outstanding increased by $129.6 million, leaving borrowings of $355.3 million outstanding under this program at September 30, 1999.

     MCN received approximately $270 million through September 1999 from the sale of various non-Michigan E&P properties. MCN also received approximately $130 million in August 1999 from the sale of its interest in TPL. Proceeds from these sales were used to repay outstanding debt at the MCN Corporate and Diversified Energy levels. Proceeds from the sale of additional non-Michigan E&P properties are expected by mid-2000 and will be used to repay outstanding borrowings and for general corporate purposes.

     MCN repaid $80 million and $130 million of medium-term notes that came due in February 1999 and May 1999, respectively.

GAS DISTRIBUTION

     Cash and cash equivalents normally increase and short-term debt is reduced in the first part of each year as gas inventories are depleted and funds are received from winter heating sales. During the latter part of the year, cash and cash equivalents normally decrease as funds are used to finance increases in gas inventories and customer accounts receivable. To meet its seasonal short-term borrowing needs, MichCon normally issues commercial paper that is backed by credit lines with several banks. MichCon has established credit lines that allow for borrowings of up to $150 million under a 364-day revolving credit facility and up to $150 million under a three-year revolving credit facility. The 364-day facility was renewed in July 1999. During the first nine months of 1999, MichCon repaid $88.7 million of commercial paper, leaving borrowings of $129.6 million outstanding under this program at September 30, 1999.

     During 1999, MichCon issued approximately $110 million of debt (Note 10) and repaid $68 million of first mortgage bonds.

     INVESTING ACTIVITIES

     MCN's cash flow related to investing activities increased $596.1 million in the 1999 nine-month period as compared to the same 1998 period. The increase was due primarily to proceeds from the sale of property and investments and lower capital investments.

     Capital investments equaled $391.6 million in the 1999 nine-month period compared to $636.6 million for the same period in 1998. The 1999 amounts include significantly lower levels of investments in E&P properties and Pipelines & Processing ventures.

                                                                    9 MONTHS
                                                                ----------------
                                                                 1999      1998
                                                                 ----      ----
                                                                 (IN MILLIONS)
CAPITAL INVESTMENTS
Consolidated Capital Expenditures:
  Diversified Energy........................................    $138.5    $283.8
  Gas Distribution..........................................      94.9     106.3
                                                                ------    ------
                                                                 233.4     390.1
                                                                ------    ------
MCN's Share of Joint Venture Capital Expenditures:(1)
  Pipelines & Processing....................................      76.6     166.1
  Electric Power............................................      52.0      19.7
  Energy Marketing..........................................        --        .6
  Other.....................................................        .1        .8
                                                                ------    ------
                                                                 128.7     187.2
                                                                ------    ------
Acquisitions:(2)............................................      29.5      59.3
                                                                ------    ------
Total Capital Investments...................................    $391.6    $636.6
                                                                ======    ======

-------------------------
(1) A portion of joint venture capital expenditures is financed with joint venture debt

(2) Includes MCN's share of certain debt existing at the date of acquisitions

     Total capital investments were partially funded from the sale of certain E&P properties and joint venture investments that totaled approximately $400 million in the 1999 nine-month period.

     OUTLOOK

     1999 capital investments to approximate $500 million -- MCN's strategic direction is to grow in its targeted region by investing in energy-related projects. For 1999, MCN anticipates investing approximately $500 million, of which 70% is expected to be within the Diversified Energy group.

     The proposed level of investments for 2000 and each of the next several years approximates $300 million and is expected to be financed primarily with internally generated funds, including proceeds received from the sale of assets. No issuance of incremental equity securities is expected for the next few years. It is management's opinion that MCN and its subsidiaries will have sufficient capital resources to meet anticipated capital and operating requirements.

                                   YEAR 2000

     As discussed in MCN's 1998 Annual Report included herein, MCN has implemented a corporate-wide, four-phase Year 2000 approach consisting of: i) inventory -- identification of the components of MCN's systems, equipment and facilities; ii) assessment -- assessing Year 2000 readiness and prioritizing the risks of items identified in the inventory phase; iii) remediation -- upgrading, repairing and replacing non-compliant systems, equipment and facilities; and iv) testing -- verifying items remediated. MCN has completed the Year 2000 implementation plan for its mission critical business systems and measurement and control systems

(including embedded microprocessors), and therefore considers these systems Year 2000 ready. The completion status of these systems follows:

                                                          INVENTORY    ASSESSMENT    REMEDIATION    TESTING
                                                          ---------    ----------    -----------    -------
Business Systems:
------------------------------------------------------
  September 30, 1999..................................       100%         100%            98%          98%
  October 31, 1999....................................       100%         100%           100%         100%
Measurement and Control Systems:
------------------------------------------------------
  September 30, 1999..................................       100%         100%            99%          99%
  October 31, 1999....................................       100%         100%           100%         100%

     Costs associated with the Year 2000 issue are not expected to have a material adverse effect on MCN results of operations, liquidity and financial condition. The total costs are estimated to be between $5 million and $6 million, of which approximately $4.6 million was incurred through September 1999. This estimate does not include MCN's share of Year 2000 costs that may be incurred by partnerships and joint ventures. The anticipated costs are not higher due in part to the ongoing replacement of significant old systems. MCN has made a substantial investment in new systems that were installed over the past few years that are Year 2000 ready, particularly MichCon's customer information system which was installed and functional in April 1999. The replacement of these systems and the customer information system, in particular, was necessary to maintain a high level of customer satisfaction and to respond to changes in regulation and increased competition within the energy industry.

     MCN anticipates a smooth transition to the Year 2000. However, the failure to correct a material Year 2000 problem could result in an interruption in or a failure of certain business activities and operations. Such interruptions or failures could have a material adverse effect on MCN's results of operations, liquidity and financial condition. Due to the uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of key partners, operators, suppliers and government agencies, MCN cannot certify that it will be unaffected by Year 2000 complications.

     In order to reduce its Year 2000 risk, MCN has completed the development of contingency plans for mission-critical processes in the event of a Year 2000 complication. Contingency plans for several essential gas transmission facilities were tested under a "power outage" scenario and have achieved excellent results. Completed contingency plans will continue to be enhanced throughout the remainder of 1999 as MCN works with partners, operators, suppliers and governmental agencies.

                            MARKET RISK INFORMATION

     As discussed in MCN's 1998 Annual Report included herein, MCN manages commodity price and interest rate risk through the use of various derivative instruments and generally limits the use of such instruments to hedging activities. A discussion and analysis of the events and factors that have changed MCN's commodity price, interest rate and foreign currency risk during the 1999 nine-month period follows.

COMMODITY PRICE RISK

     HEDGING ACTIVITIES

     Natural gas and oil futures, options and swap agreements are used to manage Diversified Energy's exposure to the risk of market price fluctuations on gas sale and purchase contracts and gas inventories. As a result of changes in commodity prices that occurred during the 1999 nine-month period, there have been significant changes in the outcome of the sensitivity analysis performed for commodity price risk at September 30, 1999 as compared to December 31, 1998.

     A sensitivity analysis calculates the change in fair values of MCN's natural gas and oil futures and swap agreements given a hypothetical 10% increase or decrease in commodity prices utilizing applicable forward commodity rates in effect at the end of the reporting period.

     Changes in fair values resulting from sensitivity analysis calculations follow:

                                                          SEPTEMBER 30, 1999            DECEMBER 31, 1998
                                                      --------------------------    --------------------------
                                                       ASSUMING       ASSUMING       ASSUMING       ASSUMING
                                                         A 10%          A 10%          A 10%          A 10%
                                                      INCREASE IN    DECREASE IN    INCREASE IN    DECREASE IN
                                                       COMMODITY      COMMODITY      COMMODITY      COMMODITY
                                                        PRICES         PRICES         PRICES         PRICES
                                                      -----------    -----------    -----------    -----------
                                                                           (IN MILLIONS)
Commodity Price Sensitive:*
Swaps: Pay fixed/receive variable.................       $ 79.6        $(79.6)         $ 53.6        $(53.6)
        Pay variable/receive fixed................       $(91.0)       $ 91.0          $(54.0)       $ 54.0
Futures: Longs....................................       $  5.3        $ (5.3)         $  1.9        $ (1.9)
         Shorts...................................       $ (3.5)       $  3.5          $  (.1)       $   .1

-------------------------
* Includes only the risk related to the derivative instruments that serve as hedges and does not include the risk associated with the related underlying hedged item.

     NON-HEDGING ACTIVITIES

     During 1999, MCN sold its Western and Midcontinent/Gulf Coast E&P properties, but has not yet fully exited the natural gas and oil swap agreements and futures contracts that served as hedges of the price risk associated with the gas and oil produced from these properties. As a result, these natural gas and oil swap agreements and futures contracts are no longer considered hedges under definitions prescribed by the SEC and generally accepted accounting principles. Accordingly, these swap agreements and futures contracts are accounted for using the mark-to-market method, with unrealized gains and losses recorded in earnings. At September 30, 1999, these swap agreements and futures contracts total 14.1 Bcf, have a notional value of $33.0 million and mature through 2000.

     Changes in fair values resulting from sensitivity analysis calculations previously discussed follow:

                                                          SEPTEMBER 30, 1999            DECEMBER 31, 1998
                                                      --------------------------    --------------------------
                                                       ASSUMING       ASSUMING       ASSUMING       ASSUMING
                                                         A 10%          A 10%          A 10%          A 10%
                                                      INCREASE IN    DECREASE IN    INCREASE IN    DECREASE IN
                                                       COMMODITY      COMMODITY      COMMODITY      COMMODITY
                                                        PRICES         PRICES         PRICES         PRICES
                                                      -----------    -----------    -----------    -----------
                                                                           (IN MILLIONS)
Commodity Price Sensitive:*
Swaps: Pay variable/receive fixed.................       $(2.3)         $2.3            N/A            N/A
Futures: Shorts...................................       $(1.3)         $1.3            N/A            N/A

INTEREST RATE RISK

     MCN is subject to interest rate risk in connection with the issuance of variable and fixed-rate debt and preferred securities. In order to manage interest costs and risk, MCN uses interest rate swap agreements to exchange fixed and variable-rate interest payment obligations over the life of the agreements without exchange of the underlying principal amounts. During the 1999 nine-month period, there have not been any events or factors that have caused any significant changes to MCN's interest rate risk.

              MANAGEMENT'S DISCUSSION AND ANALYSIS -- (CONCLUDED)

FOREIGN CURRENCY RISK

     MCN is subject to foreign currency risk as a result of its investments in foreign joint ventures, which are located in India, Nepal and the United Arab Emirates. During August 1999, MCN completed the sale of its interest in TPL that is located in India for approximately $130 million. This sale has reduced MCN's foreign currency risk to an insignificant level.

                         NEW ACCOUNTING PRONOUNCEMENTS

     DERIVATIVE AND HEDGING ACTIVITIES -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 changes the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000.

     SFAS No. 133 requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair value and sets forth conditions in which a derivative instrument may be designated as a hedge. The Statement requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded to other comprehensive income or to offset related results on the hedged item in earnings.

     MCN manages commodity price risk and interest rate risk through the use of various derivative instruments and predominantly limits the use of such instruments to hedging activities. The effects of SFAS No. 133 on MCN's financial statements are subject to fluctuations in the market value of hedging contracts which are, in turn, affected by variations in gas and oil prices and in interest rates. Accordingly, management cannot quantify the effects of adopting SFAS No. 133 at this time.

                           FORWARD-LOOKING STATEMENTS

     This Quarterly Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties as set forth in MCN's 1998 Annual Report included herein.

     The Year 2000 disclosure is a Year 2000 Readiness Disclosure under the Year 2000 Information and Readiness Disclosure Act. Therefore, MCN claims the full protections established by the Act.

                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)

                                                    THREE MONTHS ENDED        NINE MONTHS ENDED        TWELVE MONTHS ENDED
                                                       SEPTEMBER 30,            SEPTEMBER 30,             SEPTEMBER 30,
                                                   ---------------------   -----------------------   -----------------------
                                                                 1998                      1998                      1998
                                                              (RESTATED)                (RESTATED)                (RESTATED)
                                                     1999       NOTE 5        1999        NOTE 5        1999        NOTE 5
                                                   --------   ----------   ----------   ----------   ----------   ----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING REVENUES...............................  $462,859   $ 351,145    $1,748,229   $1,458,819   $2,320,108   $2,162,183
                                                   --------   ---------    ----------   ----------   ----------   ----------
OPERATING EXPENSES
  Cost of sales..................................   329,339     201,006     1,118,172     853,551     1,470,395    1,309,153
  Operation and maintenance......................    98,159      90,712       298,586     277,215       410,786      386,192
  Depreciation, depletion and amortization.......    38,611      44,231       125,948     135,478       169,960      182,245
  Property and other taxes.......................    14,921      15,542        52,849      54,255        68,147       72,277
  Property write-downs and restructuring charges
    (Note 3 )....................................        --     259,296        52,000     592,318        52,000      592,318
                                                   --------   ---------    ----------   ----------   ----------   ----------
                                                    481,030     610,787     1,647,555   1,912,817     2,171,288    2,542,185
                                                   --------   ---------    ----------   ----------   ----------   ----------
OPERATING INCOME (LOSS)..........................   (18,171)   (259,642)      100,674    (453,998)      148,820     (380,002)
                                                   --------   ---------    ----------   ----------   ----------   ----------
EQUITY IN EARNINGS OF JOINT VENTURES.............    15,396      17,963        40,020      46,561        55,684       60,040
                                                   --------   ---------    ----------   ----------   ----------   ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income................................     1,909       2,496         5,774       8,659         8,008       13,136
  Interest on long-term debt.....................   (22,540)    (24,392)      (66,046)    (62,345)      (91,047)     (79,336)
  Other interest expense.........................    (5,541)     (4,991)      (20,858)    (16,654)      (28,608)     (20,981)
  Dividends on preferred securities of
    subsidiaries.................................   (10,335)     (8,178)      (31,004)    (27,162)      (40,212)     (36,916)
  Loss on sale of E&P properties (Note 3c).......    (5,877)         --       (74,675)         --       (74,675)          --
  Investment losses (Notes 3c and 3e)............        --      (8,500)       (7,456)    (14,635)       (7,456)     (14,635)
  Minority interest (Note 3e)....................      (632)      7,275        (1,371)      6,030        (1,409)       5,580
  Other..........................................     3,281         134        13,655      14,095        19,121       17,040
                                                   --------   ---------    ----------   ----------   ----------   ----------
                                                    (39,735)    (36,156)     (181,981)    (92,012)     (216,278)    (116,112)
                                                   --------   ---------    ----------   ----------   ----------   ----------
LOSS BEFORE INCOME TAXES.........................   (42,510)   (277,835)      (41,287)   (499,449)      (11,774)    (436,074)
INCOME TAX BENEFIT...............................   (11,356)   (101,111)      (12,308)   (188,984)       (6,792)    (170,496)
                                                   --------   ---------    ----------   ----------   ----------   ----------
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE.........................................   (31,154)   (176,724)      (28,979)   (310,465)       (4,982)    (265,578)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF
  TAXES (NOTE 6).................................        --          --        (2,872)         --        (2,872)          --
                                                   --------   ---------    ----------   ----------   ----------   ----------
NET LOSS.........................................  $(31,154)  $(176,724)   $  (31,851)  $(310,465)   $   (7,854)  $ (265,578)
                                                   ========   =========    ==========   ==========   ==========   ==========
LOSS PER SHARE -- BASIC AND DILUTED (NOTE 11)
  Before cumulative effect of accounting
    change.......................................  $  (0.37)  $   (2.24)   $     (.35)  $   (3.95)   $     (.06)  $    (3.38)
  Cumulative effect of accounting change (Note
    6)...........................................        --          --          (.04)         --          (.04)          --
                                                   --------   ---------    ----------   ----------   ----------   ----------
                                                   $  (0.37)  $   (2.24)   $    (0.39)  $   (3.95)   $    (0.10)  $    (3.38)
                                                   ========   =========    ==========   ==========   ==========   ==========
AVERAGE COMMON SHARES OUTSTANDING -- BASIC AND
  DILUTED........................................    85,282      78,938        82,724      78,689        81,840       78,531
                                                   ========   =========    ==========   ==========   ==========   ==========
DIVIDENDS DECLARED PER SHARE.....................  $  .2550   $   .2550    $    .7650   $   .7650    $   1.0200   $   1.0200
                                                   ========   =========    ==========   ==========   ==========   ==========

       CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT) (UNAUDITED)

                                                  THREE MONTHS ENDED       NINE MONTHS ENDED      TWELVE MONTHS ENDED
                                                     SEPTEMBER 30,           SEPTEMBER 30,           SEPTEMBER 30,
                                                 ---------------------   ---------------------   ---------------------
                                                               1998                    1998                    1998
                                                            (RESTATED)              (RESTATED)              (RESTATED)
                                                   1999       NOTE 5       1999       NOTE 5       1999       NOTE 5
                                                 --------   ----------   --------   ----------   --------   ----------
                                                                            (IN THOUSANDS)
BALANCE -- BEGINNING OF PERIOD.................  $(45,400)  $ 190,548    $ (2,977)  $ 365,730    $ (6,622)  $ 340,767
ADD -- NET LOSS................................   (31,154)   (176,724)    (31,851)   (310,465)     (7,854)   (265,578)
                                                 --------   ---------    --------   ---------    --------   ---------
                                                  (76,554)     13,824     (34,828)     55,265     (14,476)     75,189
DEDUCT -- CASH DIVIDENDS DECLARED..............    22,009      20,446      63,735      61,887      84,087      81,811
                                                 --------   ---------    --------   ---------    --------   ---------
BALANCE -- END OF PERIOD.......................  $(98,563)  $  (6,622)   $(98,563)  $  (6,622)   $(98,563)  $  (6,622)
                                                 ========   =========    ========   =========    ========   =========

The notes to the consolidated financial statements are an integral part of these statements.

                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

                                                                 SEPTEMBER 30,          DECEMBER 31,
                                                            ------------------------    ------------
                                                                             1998
                                                                          (RESTATED)
                                                               1999         NOTE 5          1998
                                                               ----       ----------        ----
                                                                         (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost (which approximates
     market value)......................................    $   30,353    $   60,031     $   17,039
  Accounts receivable, less allowance for doubtful
     accounts of $16,216, $9,515 and $9,665,
     respectively.......................................       301,243       280,496        400,120
  Accrued unbilled revenues.............................        21,499        17,359         87,888
  Gas in inventory......................................       238,366       197,799        147,387
  Property taxes assessed applicable to future
     periods............................................        39,505        33,115         72,551
  Other.................................................        56,799        56,120         42,472
                                                            ----------    ----------     ----------
                                                               687,765       644,920        767,457
                                                            ----------    ----------     ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes.................................        11,144        53,519         50,547
  Investments in debt and equity securities.............        72,494        42,986         69,705
  Deferred swap losses and receivables (Note 15)........        96,539        45,033         63,147
  Deferred environmental costs..........................        31,291        30,655         30,773
  Prepaid benefit costs.................................       140,295        97,169        111,775
  Other.................................................       125,569        96,719         98,940
                                                            ----------    ----------     ----------
                                                               477,332       366,081        424,887
                                                            ----------    ----------     ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES
  Pipelines & Processing................................       581,515       488,536        521,711
  Electric Power........................................       134,298       228,960        231,668
  Energy Marketing......................................        25,496        24,944         29,435
  Gas Distribution......................................         2,478           628          1,478
  Other.................................................        18,695        19,354         18,939
                                                            ----------    ----------     ----------
                                                               762,482       762,422        803,231
                                                            ----------    ----------     ----------
PROPERTY, PLANT AND EQUIPMENT
  Pipelines & Processing................................        46,094        38,703         48,706
  Exploration & Production (Note 3c)....................       690,760     1,013,778      1,040,047
  Gas Distribution......................................     3,001,638     2,869,897      2,916,540
  Other.................................................        77,937        34,747         36,124
                                                            ----------    ----------     ----------
                                                             3,816,429     3,957,125      4,041,417
  Less -- Accumulated depreciation and depletion........     1,688,186     1,603,223      1,644,094
                                                            ----------    ----------     ----------
                                                             2,128,243     2,353,902      2,397,323
                                                            ----------    ----------     ----------
                                                            $4,055,822    $4,127,325     $4,392,898
                                                            ==========    ==========     ==========

The notes to the consolidated financial statements are an integral part of this statement.

                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

                                                                 SEPTEMBER 30,          DECEMBER 31,
                                                            ------------------------    ------------
                                                                             1998
                                                                          (RESTATED)
                                                               1999         NOTE 5          1998
                                                               ----       ----------        ----
                                                                         (IN THOUSANDS)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable......................................    $  291,176    $  318,129     $  304,349
  Notes payable.........................................       370,995       414,957        618,851
  Current portion of long-term debt, preferred
     securities and capital lease obligations...........       131,302       269,499        269,721
  Federal income, property and other taxes payable......         5,249        48,130         69,465
  Deferred gas cost recovery revenues (Note 7b).........            --        23,899         14,980
  Gas payable...........................................        36,073        50,302         42,669
  Customer deposits.....................................        15,766        16,829         18,791
  Interest payable......................................        26,459        30,095         30,314
  Other.................................................        80,355        62,305         77,996
                                                            ----------    ----------     ----------
                                                               957,375     1,234,145      1,447,136
                                                            ----------    ----------     ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Unamortized investment tax credit.....................        28,510        31,641         30,056
  Tax benefits amortizable to customers.................       136,906       132,676        130,120
  Deferred swap gains and payables (Note 15)............        76,810        38,556         62,956
  Accrued environmental costs...........................        30,373        35,000         35,000
  Minority interest.....................................        10,928        11,948         10,898
  Other.................................................       104,076        64,454         75,439
                                                            ----------    ----------     ----------
                                                               387,603       314,275        344,469
                                                            ----------    ----------     ----------
LONG-TERM DEBT, including capital lease obligations
  (Note 10).............................................     1,460,941     1,402,526      1,307,168
                                                            ----------    ----------     ----------
MCN-OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF SUBSIDIARIES HOLDING SOLELY DEBENTURES
  OF MCN................................................       402,900       405,481        502,203
                                                            ----------    ----------     ----------
CONTINGENCIES (NOTE 14)
COMMON SHAREHOLDERS' EQUITY
  Common stock (Note 10)................................           855           791            797
  Additional paid-in capital (Note 10)..................       967,356       813,809        832,966
  Retained earnings (deficit)...........................       (98,563)       (6,622)        (2,977)
  Accumulated other comprehensive loss (Note 13)........          (357)      (14,792)       (16,576)
  Yield enhancement, contract and issuance costs........       (22,288)      (22,288)       (22,288)
                                                            ----------    ----------     ----------
                                                               847,003       770,898        791,922
                                                            ----------    ----------     ----------
                                                            $4,055,822    $4,127,325     $4,392,898
                                                            ==========    ==========     ==========

The notes to the consolidated financial statements are an integral part of this statement.

                     MCN ENERGY GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                             1998
                                                                          (RESTATED)
                                                                1999        NOTE 5
                                                                ----      ----------
                                                                  (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
  Net loss..................................................  $ (31,851)  $(310,465)
  Adjustments to reconcile net loss to net cash provided
    from operating activities
    Depreciation, depletion and amortization:
      Per statement of operations...........................    125,948     135,478
      Charged to other accounts.............................      6,676       5,990
    Unusual charges, net of taxes (Note 3)..................     87,185     389,598
    Cumulative effect of accounting change, net of taxes
     (Note 6)...............................................      2,872          --
    Deferred income taxes -- current........................     (9,791)    (11,994)
    Deferred income taxes and investment tax credit, net....     82,738      14,779
    Equity in earnings of joint ventures, net of
     distributions..........................................    (15,176)    (30,344)
    Other...................................................       (790)     (9,331)
    Changes in assets and liabilities, exclusive of changes
     shown separately.......................................    (36,312)     53,787
                                                              ---------   ---------
      Net cash provided from operating activities...........    211,499     237,498
                                                              ---------   ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net........................................   (247,856)    103,588
  Dividends paid............................................    (63,735)    (61,887)
  Issuance of common stock (Note 10)........................    132,544      14,742
  Reacquisition of common stock.............................       (780)         --
  Issuance of long-term debt (Note 10)......................    106,535     458,761
  Long-term commercial paper and bank borrowings, net.......     92,344     109,643
  Retirement of long-term debt and preferred securities
    (Note 10)...............................................   (289,439)   (326,194)
  Other.....................................................         --       8,243
                                                              ---------   ---------
      Net cash provided from (used for) financing
       activities...........................................   (270,387)    306,896
                                                              ---------   ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures......................................   (233,410)   (390,067)
  Acquisitions..............................................    (33,071)    (36,731)
  Investment in debt and equity securities, net.............     (4,572)     46,286
  Investment in joint ventures..............................    (62,572)   (166,977)
  Sale of property and joint venture interests..............    409,616      44,034
  Other.....................................................     (3,789)    (20,403)
                                                              ---------   ---------
      Net cash provided from (used for) investing
       activities...........................................     72,202    (523,858)
                                                              ---------   ---------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................     13,314      20,536
CASH AND CASH EQUIVALENTS, JANUARY 1........................     17,039      39,495
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS, SEPTEMBER 30.....................  $  30,353   $  60,031
                                                              =========   =========
CHANGES IN ASSETS AND LIABILITIES, EXCLUSIVE OF CHANGES
  SHOWN SEPARATELY
  Accounts receivable, net..................................  $  98,192   $ 113,476
  Accrued unbilled revenues.................................     66,389      75,651
  Accrued/deferred gas cost recovery revenues, net..........    (15,153)     36,761
  Gas in inventory..........................................    (90,979)   (141,022)
  Property taxes assessed applicable to future periods......     33,046      34,764
  Accounts payable..........................................     (8,373)    (22,576)
  Federal income, property and other taxes payable..........    (64,216)    (38,668)
  Gas payable...............................................     (6,596)     41,985
  Interest payable..........................................     (3,855)      1,635
  Prepaid benefit costs, net................................    (28,487)    (16,276)
  Other current assets and liabilities, net.................     (2,193)    (10,845)
  Other deferred assets and liabilities, net................    (14,087)    (21,098)
                                                              ---------   ---------
                                                              $ (36,312)  $  53,787
                                                              =========   =========
SUPPLEMENTAL DISCLOSURES
  Cash paid during the year for:
    Interest, net of amounts capitalized....................  $  97,395   $  90,088
                                                              =========   =========
    Federal income taxes....................................  $   3,550   $  11,700
                                                              =========   =========

The notes to the consolidated financial statements are an integral part of this statement.

                     MCN ENERGY GROUP INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

     MCN Energy Group Inc. (MCN) is a diversified energy company that operates two major business groups, Diversified Energy and Gas Distribution. Diversified Energy, operating through MCN Energy Enterprises Inc. (MCNEE), was previously doing business as MCN Investment Corporation. Gas Distribution principally consists of Michigan Consolidated Gas Company (MichCon).

     The accompanying consolidated financial statements should be read in conjunction with MCN's 1998 Annual Report included herein. Additionally, certain reclassifications have been made to the prior year's financial statements to conform to the 1999 presentation. In the opinion of management, the unaudited information furnished herein reflects all adjustments necessary for a fair presentation of the financial statements for the periods presented.

     Because of seasonal and other factors, revenues, expenses, net income and earnings per share for the interim periods should not be construed as representative of revenues, expenses, net income and earnings per share for all or any part of the balance of the current year or succeeding periods.

2. MERGER AGREEMENT WITH DTE ENERGY COMPANY

     MCN and DTE Energy Company (DTE) have signed a definitive merger agreement, dated October 4, 1999, under which DTE will acquire all outstanding shares of MCN common stock. Under the terms of the agreement, MCN shareholders will have the right to elect to receive either $28.50 in cash or 0.775 shares of DTE common stock in exchange for each share of MCN common stock that they hold. The acquisition of shares is subject to an allocation and proration that is intended to result in 45% of the MCN shares being converted into shares of DTE common stock and 55% being converted into cash.

     The boards of directors of both companies have unanimously approved the merger agreement. The transaction is subject to the approval of the shareholders of both companies, regulatory approvals and other customary merger conditions. The transaction is expected to close in six to nine months from the date of the merger agreement and will be accounted for as a purchase by DTE. The combined company, which will be named DTE Energy Company and headquartered in Detroit, will be the largest electric and gas utility in Michigan.

     DTE is a diversified energy provider. Its principal subsidiary is The Detroit Edison Company, Michigan's largest electric utility serving 2.1 million customers in southeastern Michigan. DTE's non-regulated subsidiaries and ventures sell methane gas from landfills, coal, metallurgical coke and other energy-related products and services.

     Additionally, as part of the merger agreement, MCN has agreed to use its best efforts to enter into agreements to dispose of some or all of its interests in certain assets or facilities. MCN may sell all or a portion of several "Qualifying Facilities" as defined by the Public Utility Regulatory Policies Act of 1978, as amended. MCN's investments in these "Qualifying Facilities" include: a 23% interest in the Midland Cogeneration Venture, a 1,370 megawatt (MW) cogeneration facility located in Michigan; a 50% interest in the Michigan Power Project, a 123 MW cogeneration plant located in Michigan; a 33 1/3% interest in the Carson Cogeneration facility, a 42 MW cogeneration plant located in California; and a 50% interest in the Ada Cogeneration facility, a 30 MW cogeneration plant located in Michigan. Furthermore, under the terms of the merger agreement, MCN will dispose of all or a portion of its 95% interest in the Cobisa-Person facility, a 140 MW power plant in New Mexico that is currently under construction.

3. UNUSUAL CHARGES

     As discussed in MCN's 1998 Annual Report included herein, MCN recorded several unusual charges in 1998, consisting of property write-downs, investment losses, and restructuring charges. In 1999, MCN recorded additional unusual charges. A discussion of each unusual charge by segment follows:

     A. PIPELINES & PROCESSING

          Property Write-Downs: In the third quarter of 1998, MCN recorded a $133,782,000 pre-tax ($86,959,000 net of taxes) write-off of its coal fines project. The economic viability of the project is dependent on coal briquettes produced from six coal fines plants qualifying for synthetic fuel tax credits and MCN's ability to utilize or sell such credits. Although the plants were in service by June 30, 1998, the date specified to qualify for the tax credits, operating delays at the plants in the 1998 third quarter significantly increased the possibility that the Internal Revenue Service (IRS) would challenge the project's eligibility for tax credits. In addition, there was uncertainty as to whether MCN could utilize or sell the credits. These factors led to MCN's decision to record an impairment loss equal to the carrying value of the plants, reflecting the likely inability to recover such costs. MCN sought to maximize the value of its investment in the coal fines project, and in May 1999 filed a request with the IRS seeking a factual determination that its coal fines plants were in service on June 30, 1998. In September 1999, MCN received favorable determination letters from the IRS ruling that four of the six plants were in service by June 30, 1998 (Note 4a).

          In the third quarter of 1998, MCN also recorded an impairment loss of $3,899,000 pre-tax ($2,534,000 net of taxes) relating to an acquired out-of-service pipeline in Michigan. MCN reviewed the business alternatives for this asset and determined that its development is unlikely. Accordingly, MCN recorded an impairment loss equal to the carrying value of this asset.

     B. ELECTRIC POWER

          Restructuring Charge: In the third quarter of 1998, MCN recorded a $2,470,000 pre-tax ($1,605,000 net of taxes) restructuring charge related to certain international power projects. The charge was incurred as a result of refocusing MCN's strategic plan, particularly the decision to exit certain international power projects.

     C. EXPLORATION & PRODUCTION

          Property Write-Downs: In the second quarter of 1999, MCN recognized a $52,000,000 pre-tax ($33,800,000 net of taxes) write-down of its gas and oil properties under the full cost method of accounting, due primarily to an unfavorable revision in the timing of the production of proved gas and oil reserves as well as reduced expectations of sales proceeds on unproved acreage. Under the full cost method of accounting as prescribed by the Securities and Exchange Commission, MCN's capitalized exploration and production costs at June 30, 1999 exceeded the full cost "ceiling," resulting in the excess being written off to income. The ceiling is the sum of discounted future net cash flows from the production of proved gas and oil reserves, and the lower of cost or estimated fair value of unproved properties, net of related income tax effects.

          In the second and third quarters of 1998, MCN recognized write-downs of its gas and oil properties totaling $333,022,000 pre-tax ($216,465,000 net of taxes) and $83,955,000 pre-tax ($54,570,000 net of taxes), respectively. The write-downs were also the result of MCN's capitalized exploration and production costs exceeding the full cost ceiling.

          Losses on Sale of Properties: In the second quarter of 1999, MCN recognized losses from the sale of its Western and Midcontinent/Gulf Coast E&P properties totaling $68,798,000 pre-tax ($44,719,000 net of taxes). In the third quarter of 1999, MCN recognized additional losses relating to the sale of these properties totaling $5,877,000 pre-tax ($3,820,000 net of taxes).

          Loss on Investment: In the second quarter of 1999, MCN recognized a $7,456,000 pre-tax ($4,846,000 net of taxes) loss from the write-down of an investment in the common stock of an E&P company. MCN had also recognized a $6,135,000 pre-tax ($3,987,000 net of taxes) loss from the write-down of this investment during the second quarter of 1998. The losses were due to declines in the fair value of the securities that are not considered temporary. MCN has no carrying value in this investment after the write-downs.

     D. CORPORATE & OTHER

          Restructuring Charge: In the third quarter of 1998, MCN recorded a $10,390,000 pre-tax ($6,753,000 net of taxes) restructuring charge related to the corporate realignment designed to improve operating efficiencies through a more streamlined organizational structure. The realignment includes cost saving initiatives expected to reduce future operating expenses. As of September 30, 1999, payments of $3,087,000 have been charged against the restructuring accruals relating to severance and termination benefits. These benefits will continue to be paid through 2000. The remaining restructuring costs, primarily for net lease expenses, are expected to be paid over the related lease terms that expire through 2006.

     E. GAS DISTRIBUTION

          Property Write-Downs: In the third quarter of 1998, MCN recorded a $24,800,000 pre-tax ($11,200,000 net of taxes and minority interest) write-down of certain gas gathering properties. An analysis revealed that projected cash flows from the gathering system were not sufficient to cover the system's carrying value. Therefore, an impairment loss was recorded representing the amount by which the carrying value of the system exceeded its estimated fair value.

          Loss on Investment: In the third quarter of 1998, MCN also recorded an $8,500,000 pre-tax ($5,525,000 net of taxes) loss from the write-down of an investment in a Missouri gas distribution company that MCN intends to sell in 2000. The write-down represents the amount by which the carrying value exceeded the estimated fair value of the investment.

4. COAL FINES PLANTS

     A. IRS DETERMINATION

          During the third quarter of 1998, MCN recorded an impairment loss of $133,782,000, pre-tax, which equaled the carrying value of its coal fines plants and reflected the likely inability to recover such costs (Note 3a). In September 1999, MCN received "in-service" determination letters from the IRS with respect to its six coal fines plants, which were built to produce briquettes that qualify for synthetic fuel tax credits. In the determination letters, the IRS ruled that four of the plants were in service by the June 30, 1998 deadline in order to qualify for synthetic fuel tax credits. The IRS ruled that two other plants did not meet the in-service requirements. The company continues to believe these two plants also meet the requirements and intends to appeal the unfavorable rulings.

     B. DISPOSITION

          In November 1999, MCN reached an agreement to sell four of its coal fines plants to DTE in an arms-length transaction that is independent of the pending merger. The sales price will depend on total production performance of the four plants. DTE will initially make a $45,000,000 payment that will be adjusted up to $152,000,000 or down to zero based on the results of a 36-month production test period. The sale is expected to be finalized in December 1999.

5. RESTATEMENT

     As discussed in MCN's 1998 Annual Report included herein, subsequent to the issuance of MCN's December 31, 1998 financial statements, certain matters came to management's attention and resulted in a special investigation of prior years' operations of CoEnergy Trading Company
(CTC), MCN's non-utility energy marketing subsidiary. As a result of the investigation, MCN identified that its internal controls had been overridden, and that certain transactions had not been properly accounted for. Specifically, the investigation concluded that CTC had entered into gas supply contracts and agreed to pay significantly less than market prices in one period in return for above-market prices to be paid in subsequent periods through March 2000. The effect of these transactions was to improperly delay the accrual of cost of gas expenses, resulting in the overstatement of net loss for the 1998 third quarter and nine-month periods by $3,044,000 and $1,680,000, respectively, and an understatement of net loss for the 1998 twelve-month period by $3,991,000.

     Additionally, the investigation identified that CTC had entered into certain unauthorized gas purchase and sale contracts for trading purposes. The unauthorized transactions violate MCN's risk-management policy that requires all such activities to be reviewed and approved by a risk committee that reports regularly to the MCN Board of Directors. The gas purchase and sale contracts entered into in connection with trading activities were not accounted for properly using the required mark-to-market method, under which unrealized gains and losses are recorded as an adjustment to cost of gas. The effect of not properly accounting for these transactions was the understatement of net loss for the 1998 third quarter, nine- and twelve-month periods by $1,801,000, $4,545,000 and $4,208,000, respectively. However, net income of $403,000, $1,590,000 and $2,682,000 was realized and recorded in connection with these trading activities in the 1998 third quarter, nine- and twelve-month periods, respectively, resulting in a net loss from such activities for the 1998 third quarter, nine- and twelve-month periods of $1,398,000, $2,955,000 and $1,526,000, respectively. From the inception of these trading activities in March 1997 through June 1999, $2,714,000 of net loss was realized and recorded in connection with these trading activities. All of the contracts were effectively closed by the end of June 1999.

     Other items identified during the investigation resulted in the understatement of net loss for the 1998 third quarter, nine- and twelve-month periods by $816,000, $859,000 and $880,000, respectively.

     The 1998 information in the accompanying consolidated financial statements has been restated from amounts originally reported to properly account for the transactions identified. A summary of the significant effects of the restatement on MCN's September 30, 1998 financial statements is as follows:

                                THREE MONTHS ENDED       NINE MONTHS ENDED        TWELVE MONTHS ENDED
                                SEPTEMBER 30, 1998       SEPTEMBER 30, 1998       SEPTEMBER 30, 1998
                              ----------------------   ----------------------   -----------------------
                              PREVIOUSLY               PREVIOUSLY               PREVIOUSLY
                               REPORTED    RESTATED     REPORTED    RESTATED     REPORTED     RESTATED
                              ----------   --------    ----------   --------    ----------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS
Cost of Sales...............  $ 201,663    $ 201,006   $ 847,823    $ 853,551   $1,295,187   $1,309,153
Loss Before Income Taxes....  $(278,492)   $(277,835)  $(493,721)   $(499,449)  $ (422,108)  $ (436,074)
Income Tax Benefit..........  $(101,341)   $(101,111)  $(186,980)   $(188,984)  $ (165,609)  $ (170,496)
Net Loss....................  $(177,151)   $(176,724)  $(306,741)   $(310,465)  $ (256,499)  $ (265,578)
Loss Per Share -- Basic and
  Diluted...................  $   (2.24)   $   (2.24)  $   (3.90)   $   (3.95)  $    (3.27)  $    (3.38)

                                                               SEPTEMBER 30, 1998
                                                              ---------------------
                                                              PREVIOUSLY
                                                               REPORTED    RESTATED
                                                              ----------   --------
CONSOLIDATED STATEMENT OF
  FINANCIAL POSITION
Accounts Receivable.........................................   $277,229    $280,496
Gas in Inventory............................................   $200,399    $197,799
Accounts Payable............................................   $297,771    $318,129
Federal Income, Property and Other Taxes Payable............   $ 55,020    $ 48,130
Common Shareholders' Equity.................................   $783,699    $770,898

6. ACCOUNTING FOR START-UP ACTIVITIES

     In January 1999, MCN adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 98-5 requires start-up and organizational costs to be expensed as incurred. This change in accounting principle resulted in the write-off of start-up and organization costs capitalized as of December 31, 1998. The cumulative effect of the change was to decrease earnings by $4,418,000 pre-tax ($2,872,000 net of taxes) for the nine- and twelve-month periods ended September 30, 1999.

7. REGULATORY MATTERS

     A. REGULATORY REFORM PLAN

          As discussed in MCN's 1998 Annual Report included herein, MichCon implemented its Regulatory Reform Plan in January 1999. The plan includes a new three-year gas sales program under which MichCon's gas sales rates include a gas commodity component that is fixed at $2.95 per thousand cubic feet (Mcf). As part of its gas acquisition strategy, MichCon has entered into fixed-price contracts at costs below $2.95 per Mcf for a substantial portion of its expected gas supply requirements through 2001.

          The plan also includes a comprehensive experimental three-year customer choice program, which is subject to annual caps on the level of participation. The customer choice program began in April 1999, with approximately 70,000 customers choosing to purchase natural gas from suppliers other than MichCon. Plan years begin April 1 of each year, and the number of customers allowed to participate in the plan is limited to 75,000 in 1999, 150,000 in 2000 and 225,000 in 2001. There is also a volume limitation on commercial and industrial participants. The volume limitation for these participants is 10 billion cubic feet (Bcf) in 1999, 20 Bcf in 2000 and 30 Bcf in 2001. MichCon will continue to transport and deliver the gas to the customers' premises at prices that maintain its previously existing sales margins on these services. Various parties have appealed the Michigan Public Service Commission's (MPSC) approval of the plan. While management believes the plan will be upheld on appeal, there can be no assurance as to the outcome.

     B. GAS COST RECOVERY PROCEEDINGS

          Prior to January 1999, the Gas Cost Recovery (GCR) process allowed MichCon to recover its cost of gas sold if the MPSC determined that such costs were reasonable and prudent. An annual GCR reconciliation proceeding provided a review of gas costs incurred during the previous year and determined whether gas costs had been overcollected or undercollected, and as a result, whether a refund or surcharge, including interest, was required to be returned to or collected from GCR customers. The GCR process was suspended with the implementation of MichCon's Regulatory Reform Plan in January 1999.

          In February 1999, MichCon filed its final GCR reconciliation case covering gas costs incurred during 1998 which indicates an overrecovery of $18,000,000, including interest. Management believes that 1998 gas costs were reasonable and prudent and that the MPSC will approve the gas costs incurred. However, management cannot predict the outcome of this proceeding. During the first quarter of 1999, MichCon refunded the overrecovery to customers as a reduction in gas sales rates.

8. DISCONTINUED OPERATIONS SUBSEQUENTLY RETAINED

     In December 1998, MCN accounted for its E&P segment as a discontinued operation as a result of its decision to sell all of its gas and oil properties. In August 1999, management announced its intention to retain its natural gas producing properties in Michigan. Accordingly, E&P's operating results for prior periods have been reclassified from discontinued operations to continuing operations. The decision to retain these properties was based on the interaction of two factors. MCN significantly revised its strategic direction. Key aspects of the new corporate strategy include a Midwest-to-Northeast regional focus rather than a North American focus, and an emphasis on achieving operational efficiencies and growth through the integration of existing businesses. Shortly thereafter, the bid for the Michigan properties was lowered significantly. The lower price was unacceptable, especially in light of MCN's new strategic direction.

9. CREDIT FACILITIES AND SHORT-TERM BORROWINGS

     In October 1999, MCN entered into a $290,000,000 revolving credit agreement that expires in July 2000. Borrowings under the credit agreement are at variable rates. This agreement replaced the March 1999 $150,000,000 revolving credit agreement.

     MCNEE and MichCon maintain credit lines that allow for borrowings of up to $350,000,000 under 364-day revolving credit facilities and up to $350,000,000 under three-year revolving credit facilities. These credit lines totaling $700,000,000 support their commercial paper programs. The 364-day revolving credit facilities were renewed in July 1999. The three-year revolving credit facilities expire in July 2001.

     As discussed in MCN's 1998 Annual Report included herein, MCN borrowed $260,000,000 under a one-year term loan facility, due December 2, 1999. Principal payments are required based on certain proceeds received from the sale of E&P assets. As of September 30, 1999, MCN had repaid $203,000,000 of borrowings under the facility.

10. ENHANCED PRIDES, LONG-TERM DEBT AND PREFERRED SECURITIES

     As discussed in MCN's 1998 Annual Report included herein, MCN issued 5,865,000 of Preferred Redeemable Increased Dividend Equity Securities (Enhanced PRIDES) in 1996. Each security represented a contract to purchase one share of MCN common stock. The Enhanced PRIDES were converted into MCN common stock in April 1999, and as a result MCN received cash proceeds totaling approximately $135,000,000.

     In October 1999, MCN borrowed from its $290,000,000 revolving credit agreement and redeemed, at par, $100,000,000 of Single Point Remarketed Reset Capital Securities which were due in 2037.

     In September 1999, MichCon redeemed $18,000,000 of 9.125% first mortgage bonds, which were due September 2004.

     In June 1999, MichCon issued $55,000,000 of 6.85% senior secured notes, due June 2038, and $55,000,000 of 6.85% senior secured notes, due June 2039. The notes are insured by a financial guaranty insurance policy and are rated AAA or its equivalent by the major rating agencies. The notes are redeemable at par on or after June 1, 2004.

11. EARNINGS PER SHARE COMPUTATION

     MCN reports both basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income or loss before cumulative effect of accounting change by the weighted average number of common shares outstanding during the period. Diluted EPS assumes the issuance of potential dilutive common shares outstanding during the period and adjusts for changes in income and the repurchase of common shares that would have occurred with proceeds from the assumed issuance. Potentially dilutive securities have been excluded from the diluted EPS calculation since their inclusion would have been antidilutive.

12. SHAREHOLDERS' RIGHTS PLAN

     As discussed in MCN's 1998 Annual Report included herein, MCN has a Shareholders' Rights Plan that is designed to maximize shareholders' value in the event that MCN is acquired. The rights are attached to and trade with shares of MCN common stock until they are exercisable upon certain triggering events. The plan has been amended, in connection with the pending merger with DTE (Note
2), so that DTE's acquisition of MCN will not represent a triggering event.

13. COMPREHENSIVE INCOME

     MCN reports comprehensive income, which is defined as the change in common shareholder's equity during a period from transactions and events from non-owner sources, including net income. Total comprehensive income for the applicable periods is as follows:

                                 THREE MONTHS ENDED        NINE MONTHS ENDED        TWELVE MONTHS ENDED
                                    SEPTEMBER 30,            SEPTEMBER 30,             SEPTEMBER 30,
                                ---------------------    ---------------------    -----------------------
                                  1999        1998         1999        1998        1999           1998
                                  ----        ----         ----        ----        ----           ----
                                                             (IN THOUSANDS)
COMPREHENSIVE INCOME (LOSS)
Net Loss......................  $(31,154)   $(176,724)   $(31,851)   $(310,465)   $(7,854)      $(265,578)
                                --------    ---------    --------    ---------    -------       ---------
Other Comprehensive Income
  (Loss), Net of Taxes:
     Foreign currency
       translation adjustment:
       Foreign currency
          translation
          adjustment..........        16          (85)       (600)      (5,898)    (1,256)        (11,423)
       Less: Reclassification
          for losses
          recognized in net
          income..............    13,132           --      13,132           --     13,132              --
                                --------    ---------    --------    ---------    -------       ---------
                                  13,148          (85)     12,532       (5,898)    11,876         (11,423)
                                --------    ---------    --------    ---------    -------       ---------
     Unrealized loss on
       securities:
       Unrealized losses
          during period.......        --       (2,559)     (1,159)      (5,362)    (2,287)         (6,546)
       Less: Reclassification
          for losses
          recognized in net
          income..............        --           --       4,846        3,987      4,846           3,987
                                --------    ---------    --------    ---------    -------       ---------
                                      --       (2,559)      3,687       (1,375)     2,559          (2,559)
                                --------    ---------    --------    ---------    -------       ---------
  Total Other Comprehensive
     Income (Loss), Net of
     Taxes....................    13,148       (2,644)     16,219       (7,273)    14,435         (13,982)
                                --------    ---------    --------    ---------    -------       ---------
  Total Comprehensive Income
     (Loss)...................  $(18,006)   $(179,368)   $(15,632)   $(317,738)   $ 6,581       $(279,560)
                                ========    =========    ========    =========    =======       =========

14. CONTINGENCIES

     MCN is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning claims arising in the ordinary course of business. These proceedings include certain contract disputes between Gas Distribution and gas producers. Management cannot predict the final disposition of such proceedings, but believes that adequate provision has been made for probable losses. It is management's belief, after discussion with legal counsel, that the ultimate resolution of those proceedings still pending will not have a material adverse effect on MCN's financial statements.

15. COMMODITY SWAP AGREEMENTS

     MCN's Diversified Energy and Gas Distribution groups manage commodity price risk through the use of various derivative instruments and predominately limit the use of such instruments to hedging activities. The following assets and liabilities related to the use of gas and oil swap agreements are reflected in the Consolidated Statement of Financial Position:

                                                             SEPTEMBER 30,       DECEMBER 31,
                                                          -------------------    ------------
                                                            1999       1998          1998
                                                            ----       ----          ----
                                                                    (IN THOUSANDS)
DEFERRED SWAP LOSSES AND RECEIVABLES
  Unrealized losses.....................................  $ 64,940    $31,923      $48,700
  Receivables...........................................    43,989     13,776       25,864
                                                          --------    -------      -------
                                                           108,929     45,699       74,564
  Less -- Current portion...............................    12,390        666       11,417
                                                          --------    -------      -------
                                                          $ 96,539    $45,033      $63,147
                                                          ========    =======      =======
DEFERRED SWAP GAINS AND PAYABLES
  Unrealized gains......................................  $ 34,884    $13,024      $24,126
  Payables..............................................    72,707     36,890       54,525
                                                          --------    -------      -------
                                                           107,591     49,914       78,651
  Less -- Current portion...............................    30,781     11,358       15,695
                                                          --------    -------      -------
                                                          $ 76,810    $38,556      $62,956
                                                          ========    =======      =======

16. SEGMENT INFORMATION

     MCN is organized into two business groups, Diversified Energy and Gas Distribution. The groups operate five major business segments as set forth in the following table:

                                       THREE MONTHS ENDED         NINE MONTHS ENDED          TWELVE MONTHS ENDED
                                          SEPTEMBER 30,             SEPTEMBER 30,               SEPTEMBER 30,
                                      ---------------------    ------------------------    ------------------------
                                        1999        1998          1999          1998          1999          1998
                                        ----        ----          ----          ----          ----          ----
                                                                     (IN THOUSANDS)
REVENUES FROM UNAFFILIATED
CUSTOMERS:
  Pipelines & Processing............  $  6,416    $   6,238    $   17,747    $   14,677    $   23,927    $   15,948
  Electric Power....................    14,624       12,727        39,747        34,972        51,905        47,797
  Energy Marketing..................   305,405      184,926       813,594       592,491     1,029,471       858,348
  Exploration & Production..........     9,292       23,810        51,167        87,261        73,109       110,688
  Gas Distribution..................   127,122      123,444       825,974       729,418     1,141,696     1,129,402
                                      --------    ---------    ----------    ----------    ----------    ----------
                                       462,859      351,145     1,748,229     1,458,819     2,320,108     2,162,183
                                      --------    ---------    ----------    ----------    ----------    ----------
REVENUES FROM AFFILIATED CUSTOMERS:
  Pipelines & Processing............       507           62         1,609           298         1,656           396
  Energy Marketing..................    17,940       15,356        49,466        47,432        66,276        64,696
  Exploration & Production..........    22,538       27,205        68,081        72,467        93,513       108,579
  Gas Distribution..................     2,318          618         5,652         5,328         6,959         8,326
                                      --------    ---------    ----------    ----------    ----------    ----------
                                        43,303       43,241       124,808       125,525       168,404       181,997
                                      --------    ---------    ----------    ----------    ----------    ----------
Eliminations........................   (43,303)     (43,241)     (124,808)     (125,525)     (168,404)     (181,997)
                                      --------    ---------    ----------    ----------    ----------    ----------
Consolidated Operating Revenues.....  $462,859    $ 351,145    $1,748,229    $1,458,819    $2,320,108    $2,162,183
                                      ========    =========    ==========    ==========    ==========    ==========
NET INCOME (LOSS):
  Pipelines & Processing............  $    (99)   $ (89,332)   $    3,358    $  (82,089)   $    3,207    $  (78,036)
  Electric Power....................     4,311        2,627        11,682        15,290        15,663        18,660
  Energy Marketing..................    (7,158)        (197)       (7,545)        2,646       (11,228)        2,610
  Exploration & Production..........    (4,034)     (51,017)      (83,742)     (258,408)      (78,687)     (249,752)
  Gas Distribution..................   (14,671)     (24,516)       75,962        40,854       106,842        73,418
  Corporate & Other.................    (9,503)     (14,289)      (28,694)      (28,758)      (40,779)      (32,478)
                                      --------    ---------    ----------    ----------    ----------    ----------
                                       (31,154)    (176,724)      (28,979)     (310,465)       (4,982)     (265,578)
  Cumulative effect of accounting
    change..........................        --           --        (2,872)           --        (2,872)           --
                                      --------    ---------    ----------    ----------    ----------    ----------
Consolidated Net Loss...............  $(31,154)   $(176,724)   $  (31,851)   $ (310,465)   $   (7,854)   $ (265,578)
                                      ========    =========    ==========    ==========    ==========    ==========

17. QUARTERLY OPERATING RESULTS AND COMMON STOCK PRICES (UNAUDITED)

                                                                  FIRST       SECOND        THIRD
                                                                 QUARTER      QUARTER      QUARTER
                                                                 -------      -------      -------
                                                                (IN THOUSANDS OF DOLLARS -- EXCEPT
                                                                        PER SHARE AMOUNTS)
1999
Operating revenues..........................................    $796,586     $488,784     $462,859
Operating income (loss):
  Before unusual charges....................................    $153,918     $ 16,927     $(18,171)
  Unusual charges...........................................          --      (52,000)          --
                                                                --------     --------     --------
                                                                $153,918     $(35,073)    $(18,171)
                                                                ========     ========     ========
Operating and joint venture income (loss):
  Before unusual charges....................................    $166,376     $ 29,093     $ (2,775)
  Unusual charges...........................................          --      (52,000)          --
                                                                --------     --------     --------
                                                                $166,376     $(22,907)    $ (2,775)
                                                                ========     ========     ========
Income (loss) before cumulative effect of accounting change:
  Before unusual charges....................................    $ 88,415     $ (2,875)    $(27,334)
  Unusual charges...........................................          --      (83,365)      (3,820)
                                                                --------     --------     --------
                                                                $ 88,415     $(86,240)    $(31,154)
                                                                ========     ========     ========
Net income (loss):
  Before unusual charges....................................    $ 85,543     $ (2,875)    $(27,334)
  Unusual charges...........................................          --      (83,365)      (3,820)
                                                                --------     --------     --------
                                                                $ 85,543     $(86,240)    $(31,154)
                                                                ========     ========     ========
Basic earnings (loss) per share:
  Before unusual charges and cumulative effect of accounting
     change.................................................    $   1.11     $   (.03)    $   (.32)
  Unusual charges...........................................          --        (1.00)        (.05)
  Cumulative effect of accounting change....................        (.04)          --           --
                                                                --------     --------     --------
                                                                $   1.07     $  (1.03)    $   (.37)
                                                                ========     ========     ========
Diluted earnings (loss) per share:
  Before unusual charges and cumulative effect of accounting
     change.................................................    $   1.06     $   (.03)    $   (.32)
  Unusual charges...........................................          --        (1.00)        (.05)
  Cumulative effect of accounting change....................        (.04)          --           --
                                                                --------     --------     --------
                                                                $   1.02     $  (1.03)    $   (.37)
                                                                ========     ========     ========
Dividends paid per share....................................    $  .2550     $  .2550     $  .2550
Average daily trading volume................................     265,050      306,259      326,253
Price per share:
  High......................................................    $19.5625     $22.6250     $22.2500
  Low.......................................................    $15.8125     $15.9375     $17.0000
  Close.....................................................    $16.0625     $20.7500     $17.1875

18. CONSOLIDATING FINANCIAL STATEMENTS

     Debt securities issued by MCNEE are subject to a support agreement between MCN and MCNEE, under which MCN has committed to make payments of interest and principal on MCNEE's securities in the event of failure to pay by MCNEE. Under the terms of the support agreement, the assets of MCN, other than MichCon, and any cash dividends paid to MCN by any of its subsidiaries are available as recourse to holders of MCNEE's securities. The carrying value of MCN's assets on an unconsolidated basis, which primarily consists of investments in subsidiaries other than MichCon, is $736,335,000 at September 30, 1999.

     The following MCN consolidating financial statements are presented and include separately MCNEE, MichCon and MCN and other subsidiaries. MCN has determined that separate financial statements and other disclosures concerning MCNEE are not material to investors. The other MCN subsidiaries represent Citizens Gas Fuel Company, MCN Michigan Limited Partnership, MCN Financing I, MCN Financing II, MCN Financing III, MCN Financing V, MCN Financing VI, MichCon Enterprises, Inc. and Blue Lake Holdings, Inc., until its sale on December 31, 1997.

               CONSOLIDATING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                           MCN                                   ELIMINATIONS
                                                        AND OTHER                                    AND         CONSOLIDATED
                                                       SUBSIDIARIES      MCNEE       MICHCON      RECLASSES         TOTAL
                                                       ------------      -----       -------     ------------    ------------
                                                                       THREE MONTHS ENDED SEPTEMBER 30, 1999
                                                       ----------------------------------------------------------------------
                                                                                   (IN THOUSANDS)
OPERATING REVENUES.................................     $   6,847      $ 335,539    $122,635       $ (2,162)      $ 462,859
                                                        ---------      ---------    ---------      --------       ---------
OPERATING EXPENSES
  Cost of sales....................................         5,047        298,054      28,187         (1,949)        329,339
  Operation and maintenance........................          (752)        36,612      62,486           (187)         98,159
  Depreciation, depletion and amortization.........         1,044         13,375      24,192             --          38,611
  Property and other taxes.........................           349          2,397      12,175             --          14,921
                                                        ---------      ---------    ---------      --------       ---------
                                                            5,688        350,438     127,040         (2,136)        481,030
                                                        ---------      ---------    ---------      --------       ---------
OPERATING INCOME (LOSS)............................         1,159        (14,899)     (4,405)           (26)        (18,171)
                                                        ---------      ---------    ---------      --------       ---------
EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES.....................................       (30,454)        14,952         444         30,454          15,396
                                                        ---------      ---------    ---------      --------       ---------
OTHER INCOME AND (DEDUCTIONS)
  Interest income..................................        10,841          1,100         916        (10,948)          1,909
  Interest on long-term debt.......................           245        (10,248)    (12,537)            --         (22,540)
  Other interest expense...........................        (2,304)       (13,000)     (1,184)        10,947          (5,541)
  Dividends on preferred securities of
    subsidiaries...................................            --             --          --        (10,335)        (10,335)
  Loss on sale of E&P properties...................            --         (5,877)         --             --          (5,877)
  Minority interest................................            --           (350)       (282)            --            (632)
  Other............................................          (813)         4,657        (590)            27           3,281
                                                        ---------      ---------    ---------      --------       ---------
                                                            7,969        (23,718)    (13,677)       (10,309)        (39,735)
                                                        ---------      ---------    ---------      --------       ---------
LOSS BEFORE INCOME TAXES...........................       (21,326)       (23,665)    (17,638)        20,119         (42,510)
INCOME TAX BENEFIT.................................          (507)        (6,751)     (4,098)            --         (11,356)
                                                        ---------      ---------    ---------      --------       ---------
NET LOSS...........................................       (20,819)       (16,914)    (13,540)        20,119         (31,154)
DIVIDENDS ON PREFERRED SECURITIES..................        10,335             --          --        (10,335)             --
                                                        ---------      ---------    ---------      --------       ---------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.......     $ (31,154)     $ (16,914)   $(13,540)      $ 30,454       $ (31,154)
                                                        =========      =========    =========      ========       =========
                                                                       THREE MONTHS ENDED SEPTEMBER 30, 1998
                                                       ----------------------------------------------------------------------
OPERATING REVENUES.................................     $   1,634      $ 228,949    $122,428       $ (1,866)      $ 351,145
                                                        ---------      ---------    ---------      --------       ---------
OPERATING EXPENSES
  Cost of sales....................................           931        170,039      31,143         (1,107)        201,006
  Operation and maintenance........................        (8,742)        42,791      57,422           (759)         90,712
  Depreciation, depletion and amortization.........           696         20,562      22,973             --          44,231
  Property and other taxes.........................           360          3,095      12,087             --          15,542
  Property write-downs and restructuring charges...         8,669        225,827      24,800             --         259,296
                                                        ---------      ---------    ---------      --------       ---------
                                                            1,914        462,314     148,425         (1,866)        610,787
                                                        ---------      ---------    ---------      --------       ---------
OPERATING LOSS.....................................          (280)      (233,365)    (25,997)            --        (259,642)
                                                        ---------      ---------    ---------      --------       ---------
EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES.....................................      (171,089)        17,896         511        170,645          17,963
                                                        ---------      ---------    ---------      --------       ---------
OTHER INCOME AND (DEDUCTIONS)
  Interest income..................................         8,447          1,149       1,639         (8,739)          2,496
  Interest on long-term debt.......................            91        (13,508)    (10,975)            --         (24,392)
  Other interest expense...........................          (445)       (11,244)     (2,001)         8,699          (4,991)
  Dividends on preferred securities of
    subsidiaries...................................            --             --          --         (8,178)         (8,178)
  Investment loss..................................        (8,500)            --          --             --          (8,500)
  Minority interest................................            --            225       7,050             --           7,275
  Other............................................            17           (412)        529             --             134
                                                        ---------      ---------    ---------      --------       ---------
                                                             (390)       (23,790)     (3,758)        (8,218)        (36,156)
                                                        ---------      ---------    ---------      --------       ---------
LOSS BEFORE INCOME TAXES...........................      (171,759)      (239,259)    (29,244)       162,427        (277,835)
INCOME TAX BENEFIT.................................        (3,254)       (86,951)    (10,906)            --        (101,111)
                                                        ---------      ---------    ---------      --------       ---------
NET INCOME.........................................      (168,505)      (152,308)    (18,338)       162,427        (176,724)
DIVIDENDS ON PREFERRED SECURITIES..................         8,178             --          --         (8,178)             --
                                                        ---------      ---------    ---------      --------       ---------
NET LOSS AVAILABLE FOR COMMON STOCK................     $(176,683)     $(152,308)   $(18,338)      $170,605       $(176,724)
                                                        =========      =========    =========      ========       =========

               CONSOLIDATING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                           MCN                                   ELIMINATIONS
                                                        AND OTHER                                    AND         CONSOLIDATED
                                                       SUBSIDIARIES      MCNEE       MICHCON      RECLASSES         TOTAL
                                                       ------------      -----       -------     ------------    ------------
                                                                        NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                       ----------------------------------------------------------------------
                                                                                   (IN THOUSANDS)
OPERATING REVENUES.................................     $  25,419      $ 927,018    $806,280       $(10,488)      $1,748,229
                                                        ---------      ---------    ---------      --------       ----------
OPERATING EXPENSES
  Cost of sales....................................        17,685        771,091     336,948         (7,552)       1,118,172
  Operation and maintenance........................        (1,586)       109,108     193,974         (2,910)         298,586
  Depreciation, depletion and amortization.........         2,851         49,539      73,558             --          125,948
  Property and other taxes.........................         1,126          8,386      43,337             --           52,849
  Property write-downs and restructuring charges...            --         52,000          --             --           52,000
                                                        ---------      ---------    ---------      --------       ----------
                                                           20,076        990,124     647,817        (10,462)       1,647,555
                                                        ---------      ---------    ---------      --------       ----------
OPERATING INCOME (LOSS)............................         5,343        (63,106)    158,463            (26)         100,674
                                                        ---------      ---------    ---------      --------       ----------
EQUITY IN EARNINGS OF JOINT VENTURES AND
  SUBSIDIARIES.....................................       (29,894)        38,563       1,457         29,894           40,020
                                                        ---------      ---------    ---------      --------       ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income..................................        32,470          3,088       2,861        (32,645)           5,774
  Interest on long-term debt.......................           706        (31,724)    (35,028)            --          (66,046)
  Other interest expense...........................        (9,616)       (38,867)     (5,020)        32,645          (20,858)
  Dividends on preferred securities of
    subsidiaries...................................            --             --          --        (31,004)         (31,004)
  Loss on sale of E&P properties...................            --        (74,675)         --             --          (74,675)
  Investment loss..................................            --         (7,456)         --             --           (7,456)
  Minority interest................................            --           (566)       (805)            --           (1,371)
  Other............................................        (1,071)        15,003        (303)            26           13,655
                                                        ---------      ---------    ---------      --------       ----------
                                                           22,489       (135,197)    (38,295)       (30,978)        (181,981)
                                                        ---------      ---------    ---------      --------       ----------
INCOME (LOSS) BEFORE INCOME TAXES..................        (2,062)      (159,740)    121,625         (1,110)         (41,287)
INCOME TAX PROVISION (BENEFIT).....................        (1,215)       (54,120)     43,027             --          (12,308)
                                                        ---------      ---------    ---------      --------       ----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE................................          (847)      (105,620)     78,598         (1,110)         (28,979)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF
  TAXES............................................            --         (2,872)         --             --           (2,872)
                                                        ---------      ---------    ---------      --------       ----------
NET INCOME (LOSS)..................................          (847)      (108,492)     78,598         (1,110)         (31,851)
DIVIDENDS ON PREFERRED SECURITIES..................        31,004             --          --        (31,004)              --
                                                        ---------      ---------    ---------      --------       ----------
NET (LOSS) AVAILABLE FOR COMMON STOCK..............     $ (31,851)     $(108,492)   $ 78,598       $ 29,894       $  (31,851)
                                                        =========      =========    =========      ========       ==========
                                                                        NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                       ----------------------------------------------------------------------
OPERATING REVENUES.................................     $  10,303      $ 734,031    $724,442       $ (9,957)      $1,458,819
                                                        ---------      ---------    ---------      --------       ----------
OPERATING EXPENSES
  Cost of sales....................................         5,374        547,775     306,244         (5,842)         853,551
  Operation and maintenance........................        (8,502)       108,320     181,512         (4,115)         277,215
  Depreciation, depletion and amortization.........         2,035         64,533      68,910             --          135,478
  Property and other taxes.........................         1,531          9,382      43,342             --           54,255
  Write-down of E&P properties.....................         8,669        558,849      24,800             --          592,318
                                                        ---------      ---------    ---------      --------       ----------
                                                            9,107      1,288,859     624,808         (9,957)       1,912,817
                                                        ---------      ---------    ---------      --------       ----------
OPERATING INCOME (LOSS)............................         1,196       (554,828)     99,634             --         (453,998)
                                                        ---------      ---------    ---------      --------       ----------
EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND
  SUBSIDIARIES.....................................      (305,927)        46,062       1,461        304,965           46,561
                                                        ---------      ---------    ---------      --------       ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income..................................        28,019          5,314       3,573        (28,247)           8,659
  Interest on long-term debt.......................           494        (29,145)    (33,694)            --          (62,345)
  Other interest expense...........................        (1,104)       (36,647)     (7,149)        28,246          (16,654)
  Dividends on preferred securities of
    subsidiaries...................................            --             --          --        (27,162)         (27,162)
  Loss on sale of E&P properties...................            --             --          --             --               --
  Investment loss..................................        (8,500)        (6,135)         --             --          (14,635)
  Minority interest................................            --            123       5,907             --            6,030
  Other............................................          (490)        13,350       1,235             --           14,095
                                                        ---------      ---------    ---------      --------       ----------
                                                           18,419        (53,140)    (30,128)       (27,163)         (92,012)
                                                        ---------      ---------    ---------      --------       ----------
INCOME (LOSS) BEFORE INCOME TAXES..................      (286,312)      (561,906)     70,967        277,802         (499,449)
INCOME TAX PROVISION (BENEFIT).....................        (3,010)      (210,601)     24,627             --         (188,984)
                                                        ---------      ---------    ---------      --------       ----------
NET INCOME (LOSS)..................................      (283,302)      (351,305)     46,340        277,802         (310,465)
DIVIDENDS ON PREFERRED SECURITIES..................        27,162             --          --        (27,162)              --
                                                        ---------      ---------    ---------      --------       ----------
NET LOSS AVAILABLE FOR COMMON STOCK................     $(310,464)     $(351,305)   $ 46,340       $304,964       $ (310,465)
                                                        =========      =========    =========      ========       ==========

               CONSOLIDATING STATEMENTS OF OPERATIONS (UNAUDITED)

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNEE        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                      TWELVE MONTHS ENDED SEPTEMBER 30, 1999
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
OPERATING REVENUES...............................     $  33,378      $1,185,815    $1,115,496      $(14,581)      $2,320,108
                                                      ---------      ----------    ----------      --------       ----------
OPERATING EXPENSES
  Cost of sales..................................        23,017         975,523       482,233       (10,378)       1,470,395
  Operation and maintenance......................        (3,291)        153,395       264,859        (4,177)         410,786
  Depreciation, depletion and amortization.......         4,022          68,407        97,531            --          169,960
  Property and other taxes.......................         1,314          11,400        55,433            --           68,147
  Property write-downs and restructuring
    charges......................................            --          52,000            --            --           52,000
                                                      ---------      ----------    ----------      --------       ----------
                                                         25,062       1,260,725       900,056       (14,555)       2,171,288
                                                      ---------      ----------    ----------      --------       ----------
OPERATING INCOME (LOSS)..........................         8,316         (74,910)      215,440           (26)         148,820
                                                      ---------      ----------    ----------      --------       ----------
EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND
  SUBSIDIARIES...................................        (6,251)         53,743         1,942         6,250           55,684
                                                      ---------      ----------    ----------      --------       ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income................................        41,859           4,383         4,976       (43,210)           8,008
  Interest on long-term debt.....................          (429)        (44,400)      (46,218)           --          (91,047)
  Other interest expense.........................       (10,986)        (50,850)       (9,984)       43,212          (28,608)
  Dividends on preferred securities of
    subsidiaries.................................            --              --            --       (40,212)         (40,212)
  Loss on sale of E&P properties.................            --         (74,675)           --            --          (74,675)
  Investment loss................................            --          (7,456)           --            --           (7,456)
  Minority interest..............................            --            (424)         (985)           --           (1,409)
  Other..........................................        (1,186)         22,001        (1,720)           26           19,121
                                                      ---------      ----------    ----------      --------       ----------
                                                         29,258        (151,421)      (53,931)      (40,184)        (216,278)
                                                      ---------      ----------    ----------      --------       ----------
INCOME (LOSS) BEFORE INCOME TAXES................        31,323        (172,588)      163,451       (33,960)         (11,774)
INCOME TAX PROVISION (BENEFIT)...................        (1,034)        (59,975)       54,217            --           (6,792)
                                                      ---------      ----------    ----------      --------       ----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..............................        32,357        (112,613)      109,234       (33,960)          (4,982)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF
  TAXES..........................................            --          (2,872)           --            --           (2,872)
                                                      ---------      ----------    ----------      --------       ----------
NET INCOME (LOSS)................................        32,357        (115,485)      109,234       (33,960)          (7,854)
DIVIDENDS ON PREFERRED SECURITIES................        40,212              --            --       (40,212)              --
                                                      ---------      ----------    ----------      --------       ----------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.....     $  (7,855)     $ (115,485)   $  109,234      $  6,252       $   (7,854)
                                                      =========      ==========    ==========      ========       ==========
                                                                      TWELVE MONTHS ENDED SEPTEMBER 30, 1998
                                                     ------------------------------------------------------------------------
OPERATING REVENUES...............................     $  15,967      $1,039,310    $1,121,762      $(14,856)      $2,162,183
                                                      ---------      ----------    ----------      --------       ----------
OPERATING EXPENSES
  Cost of sales..................................         8,644         785,533       524,321        (9,345)       1,309,153
  Operation and maintenance......................        (8,094)        142,953       256,844        (5,511)         386,192
  Depreciation, depletion and amortization.......         2,609          85,107        94,529            --          182,245
  Property and other taxes.......................         1,860          12,933        57,484            --           72,277
  Property write-downs and restructuring
    charges......................................         8,669         558,849        24,800            --          592,318
                                                      ---------      ----------    ----------      --------       ----------
                                                         13,688       1,585,375       957,978       (14,856)       2,542,185
                                                      ---------      ----------    ----------      --------       ----------
OPERATING INCOME (LOSS)..........................         2,279        (546,065)      163,784            --         (380,002)
                                                      ---------      ----------    ----------      --------       ----------
EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND
  SUBSIDIARIES...................................      (260,893)         58,974         1,807       260,152           60,040
                                                      ---------      ----------    ----------      --------       ----------
OTHER INCOME AND (DEDUCTIONS)
  Interest income................................        38,135           8,418         4,602       (38,019)          13,136
  Interest on long-term debt.....................           602         (34,691)      (45,247)           --          (79,336)
  Other interest expense.........................        (1,607)        (47,616)      (10,031)       38,273          (20,981)
  Dividends on preferred securities of
    subsidiaries.................................            --              --            --       (36,916)         (36,916)
  Investment loss................................        (8,500)         (6,135)           --            --          (14,635)
  Minority interest..............................            --              99         5,481            --            5,580
  Other..........................................          (417)         16,349         1,108            --           17,040
                                                      ---------      ----------    ----------      --------       ----------
                                                         28,213         (63,576)      (44,087)      (36,662)        (116,112)
                                                      ---------      ----------    ----------      --------       ----------
INCOME (LOSS) BEFORE INCOME TAXES................      (230,401)       (550,667)      121,504       223,490         (436,074)
INCOME TAX PROVISION (BENEFIT)...................        (2,166)       (211,562)       43,232            --         (170,496)
                                                      ---------      ----------    ----------      --------       ----------
NET INCOME (LOSS)................................      (228,235)       (339,105)       78,272       223,490         (265,578)
DIVIDENDS ON PREFERRED SECURITIES................        36,916              --            --       (36,916)              --
                                                      ---------      ----------    ----------      --------       ----------
NET INCOME (LOSS) AVAILABLE FOR COMMON STOCK.....     $(265,151)     $ (339,105)   $   78,272      $260,406       $ (265,578)
                                                      =========      ==========    ==========      ========       ==========

           CONSOLIDATING STATEMENT OF FINANCIAL POSITION (UNAUDITED)

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNEE        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                                SEPTEMBER 30, 1999
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost...............   $       80     $   18,393    $   11,880    $        --      $   30,353
  Accounts receivable..............................        5,450        239,004       111,434        (38,429)        317,459
    Less -- Allowance for doubtful accounts........          168          1,652        14,396             --          16,216
                                                      ----------     ----------    ----------    -----------      ----------
  Accounts receivable, net.........................        5,282        237,352        97,038        (38,429)        301,243
  Accrued unbilled revenues........................          321             --        21,178             --          21,499
  Gas in inventory.................................           --        128,196       110,170             --         238,366
  Property taxes assessed applicable to future
    periods........................................          284          1,529        37,692             --          39,505
  Other............................................        6,171         59,589        38,609        (47,570)         56,799
                                                      ----------     ----------    ----------    -----------      ----------
                                                          12,138        445,059       316,567        (85,999)        687,765
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes............................        9,248        106,934            --       (105,038)         11,144
  Investments in debt and equity securities........           --          5,217        66,653            624          72,494
  Deferred swap losses and receivables.............           --         96,539            --             --          96,539
  Deferred environmental costs.....................        2,769             --        28,522             --          31,291
  Prepaid benefit costs............................          783             --       146,534         (7,022)        140,295
  Other............................................       16,273         41,802        64,528          2,966         125,569
                                                      ----------     ----------    ----------    -----------      ----------
                                                          29,073        250,492       306,237       (108,470)        477,332
                                                      ----------     ----------    ----------    -----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND
  SUBSIDIARIES.....................................    1,372,832        740,237        19,766     (1,370,353)        762,482
                                                      ----------     ----------    ----------    -----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT COST.............       48,697        793,985     2,973,747             --       3,816,429
  Less -- Accumulated depreciation and depletion...       19,537        203,718     1,464,931             --       1,688,186
                                                      ----------     ----------    ----------    -----------      ----------
                                                          29,160        590,267     1,508,816             --       2,128,243
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,443,203     $2,026,055    $2,151,386    $(1,564,822)     $4,055,822
                                                      ==========     ==========    ==========    ===========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.................................   $    5,845     $  213,448    $  112,090    $   (40,207)     $  291,176
  Notes payable....................................       57,751        181,748       132,465           (969)        370,995
  Current portion of long-term debt and capital
    lease obligations..............................      103,094            149        28,059             --         131,302
  Federal income, property and other taxes
    payable........................................       (4,359)         2,016        51,591        (43,999)          5,249
  Gas payable......................................           --         30,310         5,763             --          36,073
  Customer deposits................................            4             --        15,762             --          15,766
  Interest payable.................................        2,270         12,259        11,930             --          26,459
  Other............................................       12,548         21,078        47,834         (1,105)         80,355
                                                      ----------     ----------    ----------    -----------      ----------
                                                         177,153        461,008       405,494        (86,280)        957,375
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes............................           --             --       104,778       (104,778)             --
  Unamortized investment tax credit................          252             --        28,258             --          28,510
  Tax benefits amortizable to customers............           --             --       136,906             --         136,906
  Deferred swap gains and payables.................           --         76,810            --             --          76,810
  Accrued environmental costs......................        3,000             --        27,373             --          30,373
  Minority interest................................           --          2,358         8,570             --          10,928
  Other............................................       12,538         45,894        48,757         (3,113)        104,076
                                                      ----------     ----------    ----------    -----------      ----------
                                                          15,790        125,062       354,642       (107,891)        387,603
                                                      ----------     ----------    ----------    -----------      ----------
LONG-TERM DEBT, INCLUDING CAPITAL LEASE
  OBLIGATIONS......................................           --        777,455       683,486             --       1,460,941
                                                      ----------     ----------    ----------    -----------      ----------
REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES....      402,900             --            --             --         402,900
                                                      ----------     ----------    ----------    -----------      ----------
COMMON SHAREHOLDERS' EQUITY
  Common stock.....................................          855              5        10,300        (10,305)            855
  Additional paid-in capital.......................      967,356        956,767       230,399     (1,187,166)        967,356
  Retained earnings (deficit)......................      (98,563)      (293,885)      467,065       (173,180)        (98,563)
  Accumulated other comprehensive loss.............           --           (357)           --             --            (357)
  Yield enhancement, contract and issuance costs...      (22,288)            --            --             --         (22,288)
                                                      ----------     ----------    ----------    -----------      ----------
                                                         847,360        662,530       707,764     (1,370,651)        847,003
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,443,203     $2,026,055    $2,151,386    $(1,564,822)     $4,055,822
                                                      ==========     ==========    ==========    ===========      ==========

           CONSOLIDATING STATEMENT OF FINANCIAL POSITION (UNAUDITED)

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNEE        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                                SEPTEMBER 30, 1998
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost...............   $    1,373     $   48,047    $   10,611    $        --      $   60,031
  Accounts receivable..............................        5,185        185,364       108,135         (8,673)        290,011
    Less -- Allowance for doubtful accounts........           70            533         8,912             --           9,515
                                                      ----------     ----------    ----------    -----------      ----------
  Accounts receivable, net.........................        5,115        184,831        99,223         (8,673)        280,496
  Accrued unbilled revenues........................          214             --        17,145             --          17,359
  Gas in inventory.................................           --        101,334        96,465             --         197,799
  Property taxes assessed applicable to future
    periods........................................          121          1,593        31,401             --          33,115
  Other............................................        3,904         24,980       136,736       (109,500)         56,120
                                                      ----------     ----------    ----------    -----------      ----------
                                                          10,727        360,785       391,581       (118,173)        644,920
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes............................        3,387        131,597            --        (81,465)         53,519
  Investments in debt and equity securities........           --          5,464        37,171            351          42,986
  Deferred swap losses and receivables.............           --         45,033            --             --          45,033
  Deferred environmental costs.....................        2,603             --        28,052             --          30,655
  Prepaid benefit costs............................          619             --       103,814         (7,264)         97,169
  Other............................................        4,891         33,671        58,429           (272)         96,719
                                                      ----------     ----------    ----------    -----------      ----------
                                                          11,500        215,765       227,466        (88,650)        366,081
                                                      ----------     ----------    ----------    -----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND
  SUBSIDIARIES.....................................    1,282,571        741,335        20,458     (1,281,942)        762,422
                                                      ----------     ----------    ----------    -----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT COST.............       44,295      1,067,113     2,845,717             --       3,957,125
  Less -- Accumulated depreciation and depletion...       14,889        211,170     1,377,164             --       1,603,223
                                                      ----------     ----------    ----------    -----------      ----------
                                                          29,406        855,943     1,468,553             --       2,353,902
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,334,204     $2,173,828    $2,108,058    $(1,488,765)     $4,127,325
                                                      ==========     ==========    ==========    ===========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.................................   $    2,894     $  259,081    $   67,591    $   (11,437)     $  318,129
  Notes payable....................................      107,440        211,348       204,313       (108,144)        414,957
  Current portion of long-term debt and capital
    lease obligations..............................           --        211,433        58,066             --         269,499
  Federal income, property and other taxes
    payable........................................          703          6,204        41,223             --          48,130
  Deferred gas cost recovery revenues..............           --             --        23,899             --          23,899
  Gas payable......................................           --         21,782        28,520             --          50,302
  Customer deposits................................           26             --        16,803             --          16,829
  Interest payable.................................        2,873         13,697        13,525             --          30,095
  Other............................................       16,680          9,534        38,112         (2,021)         62,305
                                                      ----------     ----------    ----------    -----------      ----------
                                                         130,616        733,079       492,052       (121,602)      1,234,145
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes............................       (6,574)            --        84,652        (78,078)             --
  Unamortized investment tax credit................          279             --        31,362             --          31,641
  Tax benefits amortizable to customers............           --             --       132,676             --         132,676
  Deferred swap gains and payables.................           --         38,556            --             --          38,556
  Accrued environmental costs......................        3,000             --        32,000             --          35,000
  Minority interest................................           --          2,599         9,349             --          11,948
  Other............................................       15,712         14,148        41,858         (7,264)         64,454
                                                      ----------     ----------    ----------    -----------      ----------
                                                          12,417         55,303       331,897        (85,342)        314,275
                                                      ----------     ----------    ----------    -----------      ----------
LONG-TERM DEBT, INCLUDING CAPITAL LEASE
  OBLIGATIONS......................................           --        780,781       621,745             --       1,402,526
                                                      ----------     ----------    ----------    -----------      ----------
REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES....      405,481             --            --             --         405,481
                                                      ----------     ----------    ----------    -----------      ----------
COMMON SHAREHOLDERS' EQUITY
  Common stock.....................................          791              5        10,300        (10,305)            791
  Additional paid-in capital.......................      813,809        797,852       230,399     (1,028,251)        813,809
  Retained earnings (deficit)......................       (6,622)      (178,400)      421,665       (243,265)         (6,622)
  Accumulated other comprehensive loss.............           --        (14,792)           --             --         (14,792)
  Yield enhancement, contract and issuance costs...      (22,288)            --            --             --         (22,288)
                                                      ----------     ----------    ----------    -----------      ----------
                                                         785,690        604,665       662,364     (1,281,821)        770,898
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,334,204     $2,173,828    $2,108,058    $(1,488,765)     $4,127,325
                                                      ==========     ==========    ==========    ===========      ==========

           CONSOLIDATING STATEMENT OF FINANCIAL POSITION (UNAUDITED)

                                                         MCN                                     ELIMINATIONS
                                                      AND OTHER                                      AND         CONSOLIDATED
                                                     SUBSIDIARIES      MCNEE        MICHCON       RECLASSES         TOTAL
                                                     ------------      -----        -------      ------------    ------------
                                                                                DECEMBER 31, 1998
                                                     ------------------------------------------------------------------------
                                                                                  (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents, at cost...............   $    1,400     $    9,036    $    6,603    $        --      $   17,039
  Accounts receivable..............................       10,039        265,312       151,746        (17,312)        409,785
    Less -- Allowance for doubtful accounts........           84            653         8,928             --           9,665
                                                      ----------     ----------    ----------    -----------      ----------
  Accounts receivable, net.........................        9,955        264,659       142,818        (17,312)        400,120
  Accrued unbilled revenues........................        1,121             --        86,767             --          87,888
  Gas in inventory.................................           --         90,418        56,969             --         147,387
  Property taxes assessed applicable to future
    periods........................................          214          1,172        71,165             --          72,551
  Other............................................        5,143         11,872        30,169         (4,712)         42,472
                                                      ----------     ----------    ----------    -----------      ----------
                                                          17,833        377,157       394,491        (22,024)        767,457
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CHARGES AND OTHER ASSETS
  Deferred income taxes............................        3,305        128,807            --        (81,565)         50,547
  Investments in debt and equity securities........           --          3,548        65,556            601          69,705
  Deferred swap losses and receivables.............           --         63,147            --             --          63,147
  Deferred environmental costs.....................        2,604             --        28,169             --          30,773
  Prepaid benefit costs............................           --             --       113,879         (2,104)        111,775
  Other............................................        9,401         26,870        59,007          3,662          98,940
                                                      ----------     ----------    ----------    -----------      ----------
                                                          15,310        222,372       266,611        (79,406)        424,887
                                                      ----------     ----------    ----------    -----------      ----------
INVESTMENTS IN AND ADVANCES TO JOINT VENTURES AND
  SUBSIDIARIES.....................................    1,534,180        782,471        19,343     (1,532,763)        803,231
                                                      ----------     ----------    ----------    -----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT COST.............       48,681      1,103,716     2,889,020             --       4,041,417
  Less -- Accumulated depreciation and depletion...       17,210        229,944     1,396,940             --       1,644,094
                                                      ----------     ----------    ----------    -----------      ----------
                                                          31,471        873,772     1,492,080             --       2,397,323
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,598,794     $2,255,772    $2,172,525    $(1,634,193)     $4,392,898
                                                      ==========     ==========    ==========    ===========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable.................................   $    4,123     $  218,851    $   98,891    $   (17,516)     $  304,349
  Notes payable....................................      260,771        137,762       221,169           (851)        618,851
  Current portion of long-term debt and capital
    lease obligations..............................           --        211,433        58,288             --         269,721
  Federal income, property and other taxes
    payable........................................        1,441          6,965        61,059             --          69,465
  Deferred gas cost recovery revenues..............           --             --        14,980             --          14,980
  Gas payable......................................           --         17,332        25,337             --          42,669
  Customer deposits................................           22             --        18,769             --          18,791
  Interest payable.................................        2,835         16,519        10,960             --          30,314
  Other............................................       15,502          8,757        56,262         (2,525)         77,996
                                                      ----------     ----------    ----------    -----------      ----------
                                                         284,694        617,619       565,715        (20,892)      1,447,136
                                                      ----------     ----------    ----------    -----------      ----------
DEFERRED CREDITS AND OTHER LIABILITIES
  Deferred income taxes............................      (10,308)            --        88,567        (78,259)             --
  Unamortized investment tax credit................          272             --        29,784             --          30,056
  Tax benefits amortizable to customers............           --             --       130,120             --         130,120
  Deferred swap gains and payables.................           --         62,956            --             --          62,956
  Accrued environmental costs......................        3,000             --        32,000             --          35,000
  Minority interest................................           --          2,697         8,201             --          10,898
  Other............................................       10,435         15,741        51,460         (2,197)         75,439
                                                      ----------     ----------    ----------    -----------      ----------
                                                           3,399         81,394       340,132        (80,456)        344,469
                                                      ----------     ----------    ----------    -----------      ----------
LONG-TERM DEBT, INCLUDING CAPITAL LEASE
  OBLIGATIONS......................................           --        687,333       619,835             --       1,307,168
                                                      ----------     ----------    ----------    -----------      ----------
REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARIES....      502,203             --            --             --         502,203
                                                      ----------     ----------    ----------    -----------      ----------
COMMON SHAREHOLDERS' EQUITY
  Common stock.....................................          797              5        10,300        (10,305)            797
  Additional paid-in capital.......................      832,966      1,071,390       230,399     (1,301,789)        832,966
  Retained earnings (deficit)......................       (2,977)      (185,393)      406,144       (220,751)         (2,977)
  Accumulated other comprehensive loss.............           --        (16,576)           --             --         (16,576)
  Yield enhancement, contract and issuance costs...      (22,288)            --            --             --         (22,288)
                                                      ----------     ----------    ----------    -----------      ----------
                                                         808,498        869,426       646,843     (1,532,845)        791,922
                                                      ----------     ----------    ----------    -----------      ----------
                                                      $1,598,794     $2,255,772    $2,172,525    $(1,634,193)     $4,392,898
                                                      ==========     ==========    ==========    ===========      ==========

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

          CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                       MCN                                   ELIMINATIONS
                                                    AND OTHER                                    AND         CONSOLIDATED
                                                   SUBSIDIARIES      MCNEE       MICHCON      RECLASSES         TOTAL
                                                   ------------      -----       -------     ------------    ------------
                                                                    NINE MONTHS ENDED SEPTEMBER 30, 1999
                                                   ----------------------------------------------------------------------
                                                                               (IN THOUSANDS)
NET CASH FLOW FROM OPERATING ACTIVITIES..........   $  51,563      $  30,059    $ 177,343      $(47,466)      $ 211,499
                                                    ---------      ---------    ---------      --------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net.............................    (203,020)        43,986      (88,704)         (118)       (247,856)
  Capital contributions paid to affiliates,
    net..........................................          --       (114,623)          --       114,623              --
  Dividends paid.................................     (63,735)            --      (17,500)       17,500         (63,735)
  Preferred securities dividends paid............     (31,004)            --           --        31,004              --
  Issuance of common stock.......................     132,544             --           --            --         132,544
  Reacquisition of common stock..................        (780)            --           --            --            (780)
  Issuance of long-term debt.....................          --             --      106,535            --         106,535
  Long-term commercial paper and bank
    borrowings, net..............................          --         92,344           --            --          92,344
  Retirement of long-term debt and preferred
    securities...................................          --       (212,960)     (76,479)           --        (289,439)
                                                    ---------      ---------    ---------      --------       ---------
    NET CASH PROVIDED FROM (USED FOR) FINANCING
      ACTIVITIES.................................    (165,995)      (191,253)     (76,148)      163,009        (270,387)
                                                    ---------      ---------    ---------      --------       ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures...........................        (882)      (138,232)     (94,296)           --        (233,410)
  Acquisitions...................................          --        (33,071)          --            --         (33,071)
  Investment in debt and equity securities,
    net..........................................          --         (3,452)      (1,097)          (23)         (4,572)
  Investment in joint ventures and
    subsidiaries.................................     113,623        (61,558)         (14)     (114,623)        (62,572)
  Sale of property and joint venture interests...          --        411,867           --        (2,251)        409,616
  Other..........................................         371         (5,003)        (511)        1,354          (3,789)
                                                    ---------      ---------    ---------      --------       ---------
    Net cash provided from (used for) investing
      activities.................................     113,112        170,551      (95,918)     (115,543)         72,202
                                                    ---------      ---------    ---------      --------       ---------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...............................      (1,320)         9,357        5,277            --          13,314
CASH AND CASH EQUIVALENTS, JANUARY 1.............       1,400          9,036        6,603            --          17,039
                                                    ---------      ---------    ---------      --------       ---------
CASH AND CASH EQUIVALENTS, SEPTEMBER 30..........   $      80      $  18,393    $  11,880      $     --       $  30,353
                                                    =========      =========    =========      ========       =========

                                                                    NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                   ----------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES..........   $  37,775      $  11,228    $ 218,035      $(29,540)      $ 237,498
                                                    ---------      ---------    ---------      --------       ---------
CASH FLOW FROM FINANCING ACTIVITIES
  Notes payable, net.............................     107,440        138,592      (37,378)     (105,066)        103,588
  Capital contributions paid to affiliates,
    net..........................................          --        (38,554)          --        38,554              --
  Dividends paid.................................     (61,887)            --           --            --         (61,887)
  Preferred securities dividends paid............     (27,162)            --           --        27,162              --
  Issuance of common stock.......................      14,742             --           --            --          14,742
  Issuance of long-term debt.....................          --        305,709      153,052            --         458,761
  Long-term commercial paper, net................          --        109,643           --            --         109,643
  Retirement of long-term debt...................    (100,365)      (101,192)    (124,637)           --        (326,194)
  Other..........................................          --          8,243           --            --           8,243
                                                    ---------      ---------    ---------      --------       ---------
    Net cash provided from (used for) financing
      activities.................................     (67,232)       422,441       (8,963)      (39,350)        306,896
                                                    ---------      ---------    ---------      --------       ---------
CASH FLOW FROM INVESTING ACTIVITIES
  Capital expenditures...........................      (6,632)      (278,256)    (105,179)           --        (390,067)
  Acquisitions...................................          --        (36,731)          --            --         (36,731)
  Investment in debt and equity securities,
    net..........................................          --         48,347       (2,061)           --          46,286
  Investment in joint ventures and
    subsidiaries.................................      (1,250)      (165,776)          49            --        (166,977)
  Sale of property and investment in joint
    ventures.....................................          --         46,060           --        (2,026)         44,034
  Other..........................................      38,689        (24,385)    (105,623)       70,916         (20,403)
                                                    ---------      ---------    ---------      --------       ---------
    Net cash provided from (used for) investing
      activities.................................      30,807       (410,741)    (212,814)       68,890        (523,858)
                                                    ---------      ---------    ---------      --------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS....................................       1,350         22,928       (3,742)           --          20,536
CASH AND CASH EQUIVALENTS, JANUARY 1.............          23         25,119       14,353            --          39,495
                                                    ---------      ---------    ---------      --------       ---------
CASH AND CASH EQUIVALENTS, SEPTEMBER 30..........   $   1,373      $  48,047    $  10,611      $     --       $  60,031
                                                    =========      =========    =========      ========       =========

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                               DTE ENERGY COMPANY
                             MCN ENERGY GROUP INC.
                                      AND
                             DTE ENTERPRISES, INC.

                          DATED AS OF OCTOBER 4, 1999
                       AS AMENDED AS OF NOVEMBER 12, 1999

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
RECITALS.............................................................      1
ARTICLE I
  The Merger; Closing; Effective Time................................      1
  1.1.   The Merger..................................................      1
  1.2.   Closing.....................................................      1
  1.3.   Effective Time..............................................      1
ARTICLE II
  Articles of Incorporation and By-Laws of the Surviving
     Corporation.....................................................      1
  2.1.   The Articles of Incorporation...............................      1
  2.2.   The By-Laws.................................................      2
ARTICLE III
  Officers and Directors of the Surviving Corporation................      2
  3.1.   Directors...................................................      2
  3.2.   Officers....................................................      2
ARTICLE IV
  Effect of the Merger on Capital Stock; Election Procedures.........      2
  4.1.   Effect on Capital Stock.....................................      2
         (a) Merger Consideration....................................      2
         (b) Cancellation of Shares..................................      2
         (c) Merger Sub..............................................      2
  4.2.   Allocation of Merger Consideration; Election Procedures;
         Exchange Procedures.........................................      3
         (a) Allocation..............................................      3
         (b) Election Procedures.....................................      3
         (c) Exchange and Payment Procedures.........................      5
         (d) Distributions with Respect to Unexchanged Shares;
             Voting..................................................      5
         (e) Transfers...............................................      5
         (f) Fractional Shares.......................................      5
         (g) Termination of Exchange Fund............................      6
         (h) Lost, Stolen or Destroyed Certificates..................      6
         (i) Affiliates..............................................      6
  4.3.   Dissenters' Rights..........................................      6
  4.4.   Adjustments to Prevent Dilution.............................      6
  4.5.   Tax Opinion Adjustment......................................      7
  4.6.   Uncertificated Shares of Parent Common Stock................      7
ARTICLE V
  Representations and Warranties.....................................      7
  5.1.   Representations and Warranties of the Company, Parent and
         Merger Sub..................................................      7
         (a) Organization, Good Standing and Qualification...........      7
         (b) Capital Structure.......................................      8
         (c) Corporate Authority; Approval and Fairness..............      9
         (d) Governmental Filings; No Violations.....................     10
         (e) Reports; Financial Statements...........................     11
         (f) Absence of Certain Changes..............................     11
         (g) Litigation and Liabilities..............................     11
         (h) Employee Benefits.......................................     12
         (i) Compliance with Laws; Permits...........................     13
         (j) Takeover Statutes.......................................     13

                                                                         PAGE
                                                                         ----
         (k) Environmental Matters...................................     13
         (l) Taxes...................................................     14
         (m) Labor Matters...........................................     15
         (n) Intellectual Property...................................     15
         (o) Insurance...............................................     15
         (p) Rights Plan.............................................     15
         (q) Brokers and Finders.....................................     16
         (r) Year 2000...............................................     16
         (s) Regulatory Proceedings..................................     16
         (t) FERC Jurisdiction.......................................     16
         (u) Regulation as a Utility.................................     16
         (v) Ownership of Shares.....................................     16
ARTICLE VI
  Covenants..........................................................     17
  6.1.   Interim Operations..........................................     17
  6.2.   Acquisition Proposals.......................................     19
  6.3.   Information Supplied........................................     21
  6.4.   Shareholders Meetings.......................................     21
  6.5.   Filings; Other Actions; Notification........................     21
  6.6.   Access......................................................     22
  6.7.   Affiliates..................................................     23
  6.8.   Stock Exchange Listing and De-listing.......................     23
  6.9.   Publicity...................................................     23
  6.10.  Benefits....................................................     23
         (a) Stock Options...........................................     23
         (b) Employee Benefits.......................................     24
         (c) Election to Parent's Board of Directors; Management
             Executive Committee.....................................     25
         (d) Employees...............................................     25
  6.11.  Expenses....................................................     25
  6.12.  Indemnification; Directors' and Officers' Insurance.........     25
  6.13.  Takeover Statutes...........................................     26
  6.14.  Dividends...................................................     26
  6.15.  Rate Matters................................................     26
  6.16.  Taxation....................................................     26
  6.17.  Transition Matters..........................................     26
  6.18.  Community Involvement.......................................     27
  6.19.  1935 Act and Power Act......................................     27
  6.20.  Feline Prides...............................................     27
ARTICLE VII
  Conditions.........................................................     28
  7.1.   Conditions to Each Party's Obligation to Effect the
         Merger......................................................     28
         (a) Shareholder Approval....................................     28
         (b) NYSE Listing............................................     28
         (c) Regulatory Consents.....................................     28
         (d) Litigation..............................................     28
         (e) S-4.....................................................     28
         (f) Blue Sky Approvals......................................     28
         (g) Certain Transactions....................................     28
  7.2.   Conditions to Obligations of Parent and Merger Sub..........     28
         (a) Representations and Warranties..........................     28

                                                                         PAGE
                                                                         ----
         (b) Performance of Obligations of the Company...............     29
         (c) Consents Under Agreements...............................     29
         (d) Accountants Letter......................................     29
         (e) Affiliates Letters......................................     29
         (f) Material Adverse Effect.................................     29
         (g) Tax Opinion.............................................     29
         (h) Governmental Consents...................................     29
  7.3.   Conditions to Obligation of the Company.....................     29
         (a) Representations and Warranties..........................     29
         (b) Performance of Obligations of Parent and Merger Sub.....     30
         (c) Consents Under Agreements...............................     30
         (d) Accountants Letter......................................     30
         (e) Material Adverse Effect.................................     30
         (f) Tax Opinion.............................................     30
ARTICLE VIII
  Termination........................................................     30
  8.1.   Termination by Mutual Consent...............................     30
  8.2.   Termination by Either Parent or the Company.................     30
  8.3.   Termination by the Company..................................     31
  8.4.   Termination by Parent.......................................     31
  8.5.   Effect of Termination and Abandonment.......................     32
ARTICLE IX
  Miscellaneous and General..........................................     33
  9.1.   Survival....................................................     33
  9.2.   Modification or Amendment...................................     33
  9.3.   Waiver of Conditions........................................     33
  9.4.   Counterparts................................................     33
  9.5.   GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL...............     33
  9.6.   Notices.....................................................     34
  9.7.   Entire Agreement............................................     34
  9.8.   No Third Party Beneficiaries................................     34
  9.9.   Obligations of Parent and of the Company....................     35
  9.10.  Severability................................................     35
  9.11.  Interpretation..............................................     35
  9.12.  Assignment..................................................     35

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (hereinafter called this "Agreement"), dated as of October 4, 1999 and as amended as of November 12, 1999, among DTE Energy Company, a Michigan corporation ("Parent"), MCN Energy Group Inc., a Michigan corporation (the "Company"), and DTE Enterprises, Inc., a Michigan corporation and wholly owned subsidiary of Parent ("Merger Sub," the Company and Merger Sub sometimes being hereinafter collectively referred to as the "Constituent Corporations").

                                    RECITALS

     WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have approved the merger of the Company with and into Merger Sub (the "Merger") and approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, it is intended that, for federal income tax purposes, the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "Code");

     WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                      THE MERGER; CLOSING; EFFECTIVE TIME

     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) the Company shall be merged with and into Merger Sub and the separate corporate existence of the Company shall thereupon cease. Merger Sub shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of Merger Sub with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article III. The Merger shall have the effects specified in the Michigan Business Corporation Act, as amended (the "MBCA").

     1.2. Closing. The closing of the Merger (the "Closing") shall take place
(i) at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York at 9:00 A.M. on the fifth business day after the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the "Closing Date").

     1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the "Michigan Certificate of Merger") to be executed and filed with the Department of Commerce of the State of Michigan as provided in Section 450.1707 of the MBCA. The Merger shall become effective at the time when the Michigan Certificate of Merger has been duly endorsed by the Department of Commerce of the State of Michigan (the "Effective Time").

                                   ARTICLE II

                     ARTICLES OF INCORPORATION AND BY-LAWS
                          OF THE SURVIVING CORPORATION

     2.1. The Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (the "Articles"), until duly amended as provided therein or by applicable law.

     2.2. The By-Laws. The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the "By-Laws"), until thereafter amended as provided therein or by applicable law.

                                  ARTICLE III

                             OFFICERS AND DIRECTORS
                          OF THE SURVIVING CORPORATION

     3.1. Directors. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.

     3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles and the By-Laws.

                                   ARTICLE IV

                     EFFECT OF THE MERGER ON CAPITAL STOCK;
                              ELECTION PROCEDURES

     4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

     (a) Merger Consideration. Subject to the allocation and election procedures in Section 4.2 and subject to Section 4.5, each share of the common stock, par value $0.01 per share, of the Company (the "Common Stock"), including the associated right to purchase Series A Junior Participating Preferred Stock (each a "Right" and together with the Common Stock, a "Share" and, collectively, the "Shares") issued pursuant to the Rights Agreement, dated as of December 20, 1989, as amended by an amendment dated as of July 23, 1997, by and between the Company and First Chicago Trust Company of New York, as Rights Agent, (the "Rights Agreement"), issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Shares that are owned by the Company or any direct or indirect Subsidiary of the Company and in each case not held on behalf of third parties (each, an "Excluded Share" and collectively, "Excluded Shares")) shall be converted into the right to receive either (i) $28.50 in cash (the "Cash Consideration") or (ii) .775 shares of common stock, without par value, of Parent (the "Parent Common Stock") (the "Stock Consideration" and, together with the Cash Consideration, the "Merger Consideration"). All references in this agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights ("Parent Rights") to purchase Series A Junior Participating Preferred Stock of Parent pursuant to the Parent Rights Agreement (as defined in Section 5.1(b)(ii)), except where the context otherwise requires. At the Effective Time, all Shares shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each certificate (a "Certificate") representing any of such Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 4.2(f) cash in lieu of fractional shares into which such Shares have been converted pursuant to this Section 4.1(a) and any dividends or other distributions pursuant to
Section 4.2(d).

     (b) Cancellation of Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

     (c) Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain outstanding and each certificate therefor shall continue to evidence one share of common stock of the Surviving Corporation.

     4.2. Allocation of Merger Consideration; Election Procedures; Exchange Procedures.

     (a) Allocation. Subject to Section 4.5, notwithstanding anything in this Agreement to the contrary, the number of Shares (the "Cash Election Number") to be converted into the right to receive Cash Consideration in the Merger shall be equal to 55 percent of the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger (not including any Excluded Shares). Subject to Section 4.5, the number of Shares to be converted into the right to receive Stock Consideration in the Merger (the "Stock Election Number") shall be equal to the number of Shares issued and outstanding immediately prior to the Effective Time of the Merger (not including any Excluded Shares) less the Cash Election Number.

     (b) Election Procedures.

     (i) As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent, with the Company's prior approval, which shall not be unreasonably withheld (the "Exchange Agent"), for the benefit of the holders of Shares, (A) certificates representing the shares of Parent Common Stock, (B) cash and (C) any dividends or other distributions with respect to the Parent Common Stock to be issued or paid pursuant to Sections 4.1 and 4.2(d) in exchange for outstanding Shares upon due surrender of the Certificates pursuant to the provisions of this Article IV (such cash and certificates for shares of Parent Common Stock, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the "Exchange Fund").

     (ii) Subject to allocation and proration in accordance with the provisions of this Section 4.2 and Section 4.5, if appropriate, each record holder of Shares (other than Excluded Shares) issued and outstanding immediately prior to the Election Deadline (as defined below) shall be entitled (A) to elect to receive in respect of each such Share (x) Cash Consideration (a "Cash Election") or (y) Stock Consideration (a "Stock Election") or (B) to indicate that such record holder has no preference as to the receipt of Cash Consideration or Stock Consideration for such Shares (a "Non-Election"). Shares in respect of which a Non-Election is made (including shares in respect of which such an election is deemed to have been made pursuant to this Section 4.2 and Section 4.3 (collectively, "Non-Election Shares")) shall be deemed by Parent, in its sole and absolute discretion, subject to Section 4.2(a), to be, in whole or in part, Shares in respect of which Cash Elections or Stock Elections have been made.

     (iii) Elections pursuant to Section 4.2(b)(ii) shall be made on a form with such other provisions to be reasonably agreed upon by the Company and Parent (a "Form of Election") to be provided by the Exchange Agent for that purpose to holders of record of Shares (other than holders of Excluded Shares), together with appropriate transmittal materials, at a time approximately one month prior to the anticipated Closing Date (as defined in Section 1.2) or on such other date as the Company and Parent shall mutually agree. Elections shall be made by mailing to the Exchange Agent a duly completed Form of Election. To be effective, a Form of Election must be (x) properly completed, signed and submitted to the Exchange Agent at its designated office, by 9:00 a.m., on the Closing Date (which date shall be publicly announced by Parent as soon as practicable but in no event less than five trading days prior to the Closing
Date) (the "Election Deadline") and (y) accompanied by the Certificate(s) representing the Shares as to which the election is being made (or by an appropriate guarantee of delivery of such Certificate(s) by a commercial bank or trust company in the United States or a member of a registered national security exchange or of the National Association of Securities Dealers, Inc., provided that such Certificates are in fact delivered to the Exchange Agent within three trading days after the date of execution of such guarantee of delivery). A holder of record of Shares who holds such shares as nominee, trustee or in another representative capacity (a "Holder Representative") may submit multiple Forms of Election, provided that such Holder Representative certifies that each such Form of Election delivered to the Exchange Agent covers all the Shares held by such Holder Representative on behalf of a particular beneficial owner. The Company shall use its best efforts to make a Form of Election available to all Persons (as defined below) who become holders of record of Shares (other than Excluded Shares) between the date of mailing described in the first sentence of this Section 4.2(b)(iii) and the Election Deadline. Parent shall determine, in its sole and absolute discretion, which authority it may delegate in whole or in part to the Exchange Agent, whether Forms of Election have been properly completed, signed and submitted or revoked. The decision of Parent (or the Exchange Agent, as the case may be) in such matters shall be conclusive and binding. Neither Parent nor the Exchange Agent will be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. A holder of Shares that does not submit an effective Form of Election prior to the Election Deadline shall be deemed to have made a Non-Election. For the purposes of this Agreement, the term "Person" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)) or other entity of any kind or nature organized or existing under the laws of any jurisdiction.

     (iv) An election may be revoked, but only by written notice received by the Exchange Agent prior to the Election Deadline. Any Certificate(s) representing Shares that have been submitted to the Exchange Agent in connection with an election shall be returned without charge to the holder thereof in the event such election is revoked as aforesaid and such holder requests in writing the return of such Certificate(s). Upon any such revocation, unless a duly completed Form of Election is thereafter submitted in accordance with paragraph (b)(ii), such Shares shall be Non-Election Shares. In the event that this Agreement is terminated pursuant to the provisions hereof, any Shares that have been transmitted to the Exchange Agent pursuant to the provisions hereof shall promptly be returned without charge to the Person submitting the same.

     (v) If the aggregate number of Shares covered by Cash Elections (the "Cash Election Shares") exceeds the Cash Election Number, all Non-Election Shares shall be deemed to be Shares in respect of which Stock Elections have been made and (x) each Cash Election Share shall be converted into (i) the right to receive an amount in cash, without interest, equal to the product of (A) the Cash Consideration and (B) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of Parent Common Stock equal to the product of (A) the Exchange Ratio and (B) a fraction equal to one minus the Cash Fraction and (y) each Stock Election Share (including those deemed to be Stock Election Shares (as defined below) pursuant to this Section 4.2(b)(v)) shall be converted into the right to receive the Stock Consideration.

     (vi) If the aggregate number of Shares covered by Stock Elections (the "Stock Election Shares") exceeds the Stock Election Number, all Non-Election Shares shall be deemed to be Shares in respect of which Cash Elections have been made and (x) each Stock Election Share shall be converted into (i) the right to receive a number of shares of Parent Common Stock, equal to the product of (A) the Exchange Ratio and (B) a fraction (the "Stock Fraction"), the numerator of which shall be the Stock Election Number and the denominator of which shall be the total number of Stock Election Shares, and (ii) an amount in cash, without interest, equal to the product of (A) the Cash Consideration and (B) a fraction equal to one minus the Stock Fraction and (y) each Cash Election Share (including those deemed to be Cash Election Shares) shall be converted into the right to receive the Cash Consideration.

     (vii) In the event that neither clause (v) nor clause (vi) of this Section 4.2(b) is applicable, a number of Non-Election Shares shall be deemed Stock Election Shares such that the total Stock Election Shares equals the Stock Election Number and any remaining Non-Election Shares shall be deemed Cash Election Shares and (x) all Cash Election Shares and all Non-Election Shares in respect of which Cash Elections are deemed to have been made shall be converted into the right to receive Cash Consideration, and (y) all Stock Election Shares and all Non-Election Shares in respect of which Stock Elections are deemed to have been made shall be converted into the right to receive Stock Consideration (and cash in lieu of fractional interests).

     (viii) Each record holder of Shares immediately prior to the Effective Time shall be entitled to elect to receive the Stock Consideration for part of such holder's Shares and the Cash Consideration for the remaining part of such holder's Shares (a "Mixed Election" and, collectively with a Stock Election and a Cash Election, an "Election"). Mixed Elections shall be made on a Form of Election. With respect to each holder of Shares who makes a Mixed Election, the Shares such holder elects to be converted into the right to receive Cash Consideration shall be treated as Cash Election Shares for purposes of this
Section 4.2 and Section 4.5, and the Shares such holder elects to be converted into the right to receive shares of Parent Common Stock shall be treated as Stock Election Shares for purposes of this Section 4.2 and Section 4.5.

     (ix) The Exchange Agent, in consultation with Parent and the Company, shall make all computations to give effect to this Section 4.2.
                                       A-4
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     (c) Exchange and Payment Procedures. As soon as practicable after the
Election Deadline, Parent shall cause the Exchange Agent to mail to each record holder of Shares who did not submit a Form of Election or who did not submit a Certificate or Certificates to the Exchange Agent with such holder's properly submitted Form of Election: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates and receiving the Merger Consideration to which such holder shall be entitled therefor pursuant to this Article IV. Upon surrender of a Certificate (or affidavits of loss in lieu thereof) to the Exchange Agent for cancellation, together with a duly executed letter of transmittal or Form of Election, as the case may be, and such other documents as the Exchange Agent may require, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of shares of Parent Common Stock into which the Shares previously represented by such Certificate are converted in accordance with this Article IV, (ii) the cash to which such holder is entitled in accordance with this Article IV, (iii) cash in lieu of fractional shares, if any, which such holder has the right to receive pursuant to Section 4.2(f) and
(iv) any dividends or other distributions pursuant to Section 4.2(d). In the event the Merger Consideration and cash in lieu of fractional shares, if any, which such holder has the right to receive pursuant to Section 4.2(f), and any dividend or other distributions pursuant to Section 4.2(d), is to be delivered to any person who is not the person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration, and cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 4.2(f), and any dividends or other distributions pursuant to Section 4.2(d) may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid or are not payable.

     (d) Distributions with Respect to Unexchanged Shares; Voting. All Shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Parent Common Stock and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

     (e) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

     (f) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued to holders of Shares and in lieu of any such fractional shares, each holder of Shares who would otherwise have been entitled to receive a fractional share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this
Article IV will be paid an amount in cash (without interest) equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock issued to the Exchange Agent on behalf of such holders pursuant to this Article IV. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of
(i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Shares (such excess being herein called the "Excess Parent Common Shares"). The Exchange Agent, as agent for the former holders of Shares, shall sell the Excess Parent Common Shares at the prevailing prices on the New York Stock Exchange, Inc. (the "NYSE"). The sales of the Excess Parent Common Shares by the Exchange Agent shall

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be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, if any, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Parent Common Shares. Until the net proceeds of such sale have been distributed to the former holders of Shares, the Exchange Agent will hold such proceeds in trust for such former holders.

     (g) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Common Stock) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be returned to Parent. Any shareholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for payment of the Cash Consideration, their shares of Parent Common Stock and any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 4.1 and Section 4.2(c) upon due surrender of their Certificates (or affidavits of loss in lieu thereof), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate and subject to compliance with the terms of Section 4.2, shares of Parent Common Stock and any cash payable and any unpaid dividends or other distributions in respect thereof pursuant to Section
4.1 and Section 4.2(d) upon due surrender of, and deliverable in respect of, the Shares represented by such Certificate pursuant to this Agreement.

     (i) Affiliates. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any "affiliate" (as determined pursuant to Section 6.7) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 6.7 hereof.

     4.3. Dissenters' Rights. In accordance with Section 450.1762 of the MBCA, no dissenters' rights shall be available to holders of Shares in connection with the Merger.

     4.4. Adjustments to Prevent Dilution. (a) In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

     (b) In the event Parent (i) changes or establishes a record date for changing the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, stock combination, recapitalization, reclassification, reorganization or similar transaction with respect to the outstanding Parent Common Stock or (ii) pays or makes an extraordinary dividend or distribution in respect of Parent Common Stock (other than a distribution referred to in clause (i) of this sentence) and, in either case, the record date therefor shall be prior to the Effective Time, the Stock Consideration shall be proportionately adjusted. Regular quarterly cash dividends and increases thereon shall not be considered extraordinary for purposes of the preceding sentence. If, between the date hereof and the Effective Time, Parent shall merge or consolidate with or into any other corporation (a "Business Combination")and the terms thereof shall provide that Parent Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made so that shareholders of the Company who would be entitled to receive shares of Parent Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Parent Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Parent Common Stock and, if necessary or advisable, the parties hereto shall agree on an appropriate restructuring of the transactions contemplated herein.

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     4.5. Tax Opinion Adjustment. In the event that either the condition set forth in Section 7.2(g) or the condition set forth in Section 7.3(f) is not satisfied but would be capable of being satisfied if the number of Shares being converted into Parent Common Stock were increased, and all other conditions set forth in Article VII have been satisfied (or, with respect to conditions to be satisfied at the Effective Time, will in fact be satisfied), then the number of Shares being converted into Parent Common Stock shall be increased (and the number of Shares converted into cash shall be decreased) to the extent necessary to permit the satisfaction of the conditions set forth in each of Sections 7.2(g) and 7.3(f), provided, that, each additional Share that is converted into the right to receive shares of Parent Common Stock solely as a result of the operation of this Section 4.5, to the extent that the conversion is necessary so that the value of the Parent Common Stock paid as consideration for Shares is not less than 41% of the value of the total consideration for Shares, shall be converted into the right to receive a number of shares of Parent Common Stock having a value of $28.50 (it being understood that value, in each case, shall be calculated consistent with the methods used in connection with the provision of the tax opinions contemplated by Section 7.2(g) and 7.3(f)). For purposes of
Section 4.2(b), such additional Shares shall continue to be treated as part of the Cash Election Number and the shares of Parent Common Stock issued in respect thereof shall be treated as Cash Consideration. If required by law or the rules of the NYSE, Parent will use its best reasonable efforts to obtain the requisite approval of its shareholders for the issuance of a number of shares of Parent Common Stock sufficient to take into account the revised number of shares of Parent Common Stock to be issued. On the Closing Date, Parent and the Company each shall obtain from its respective counsel a determination whether the conditions set forth in Section 7.2(g) or 7.3(f), as the case may be, can be satisfied without making any adjustment set forth in this Section 4.5 and, if such condition cannot be satisfied without such an adjustment, a determination as to the minimum percentage of the Merger Consideration that the Stock Consideration must constitute in order for such counsel to render such opinion. Parent and the Company shall jointly inform the Exchange Agent whether any adjustment pursuant to this Section 4.5 is required; and, if so, the extent of any such adjustment.

     4.6. Uncertificated Shares of Parent Common Stock. The Company agrees that if Parent establishes procedures for book-entry transfer of shares of Parent Common Stock (or other similar system for uncertificated shares of Parent Common Stock) prior to the Effective Time, issuance of Parent Common Stock pursuant to this Agreement may be made pursuant to such book-entry or similar procedures.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

     5.1. Representations and Warranties of the Company, Parent and Merger
Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date hereof, delivered by the Company to Parent or by Parent to the Company (each, a "Disclosure Letter", and the "Company Disclosure Letter" and the "Parent Disclosure Letter", respectively), as the case may be, the Company (except for subparagraphs (b)(ii), (b)(iii), (c)(ii), (q)(ii) and (v)(ii) below and references in paragraphs (a), (e) and (l) below to documents made available by Parent to the Company) hereby represents and warrants to Parent and Merger Sub, and Parent (except for subparagraphs (b)(i), (c)(i), (j), (p), (q)(i), (s), (t) and (v)(i) below and references in paragraphs
(a), (e) and (l) below to documents made available by the Company to Parent), on behalf of itself and Merger Sub, hereby represents and warrants to the Company, that:

     (a) Organization, Good Standing and Qualification. Each of it and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have given power or authority when taken together with all other such failures, is not reasonably likely to have a Material Adverse Effect (as defined below). It has made available to Parent, in the case of the Company, and to the Company, in the case of Parent, a complete and correct copy of its Subsidiaries' articles of incorporation and by-laws or comparable governing documents for non-corporate

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entities ("Organizational Documents"), each as amended to date. Such
Organizational Documents as so made available are in full force and effect.
Section 5.1(a) of the Disclosure Letters contains a correct and complete list of each jurisdiction where the Company, in the case of the Company Disclosure Letter, and Parent, in the case of the Parent Disclosure Letter, and in each case, each of its Subsidiaries is organized.

     As used in this Agreement, the term (i) "Subsidiary" means, with respect to the Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries and (ii) "Material Adverse Effect" means, with respect to the Company or Parent, as the case may be, a material adverse effect on the condition (financial or otherwise), properties, business, operations, results of operations or prospects of the Company or Parent, as the case may be, and its respective Subsidiaries taken as a whole (other than any change or effect arising out of (i) any transaction taken to comply with Section 6.17(c), (ii) the Company's recognition of a write-down of its gas and oil properties under the full cost method of accounting as prescribed by Rule 4-10 of Regulation S-X under the Securities Act and Exchange Act, (iii) general economic conditions or
(iv) conditions generally affecting the electric or gas utility industries).

     (b) Capital Structure. (i) The authorized capital stock of the Company consists of 250,000,000 Shares (which are entitled to vote as a class), of which 85,655,381 Shares were outstanding as of the close of business on the date hereof, and 25,000,000 shares of preferred stock, without par value (the "Preferred Shares"), none of which were outstanding as of the date hereof. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than up to 4,560,345 shares subject to issuance related to the 2,645,000 outstanding Preferred Redeemable Increased Dividend Equity Securities (the "Feline Prides") and 250,000 shares of Series A Junior Participating Preferred Stock subject to issuance pursuant to the Rights Agreement, none of which were outstanding as of the close of business on the date hereof, the Company has no Shares or Preferred Shares subject to issuance, except that, as of the date hereof, there were 2,515,914 Shares subject to issuance pursuant to the Company's Stock Incentive Plan, Long Term Incentive Performance Share Plan, Mandatory Deferred Compensation Plan and Non-employee Directors Compensation Plan (the "Stock Plans"). Section 5.1(b) of the Company Disclosure Letter contains a correct and complete list of each outstanding option to purchase Shares under the Stock Plans (each a "Company Option"), date of grant, exercise price, expiration date and number of Shares subject thereto. Each of the outstanding shares of capital stock or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth in this Section 5.1(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. After the Effective Time, the Feline Prides will be convertible only into, with respect to each Purchase Contract (as defined in the Purchase Contract Agreement dated March 25, 1997, between the Company and First National Bank of Chicago (the "Purchase Contract Agreement")), for each Share issuable on account of such Purchase Contract the right to receive on the Purchase Contract Settlement Date (as defined in the Purchase Contract Agreement) the Merger Consideration and cash in lieu of fractional shares, if any, pursuant to Section 4.2(f) into which a Share would be converted pursuant to Section 4.2 if such Share were a Non-Election Share, assuming for purposes of such conversion that the Purchase Contract Settlement Date had occurred immediately prior to the Effective Time. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter ("Voting Debt"). Section 5.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Person in which the Company owns, directly or
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indirectly, any voting interest that may require a filing by Parent under the
Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act").

     (ii) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock (which are entitled to vote as a class), of which 145,045,159 shares were outstanding as of the close of business on September 30, 1999, 5,000,000 shares of preferred stock, without par value (the "Parent Preferred Shares"), none of which were outstanding as of the date hereof. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than 1,500,000 shares of Series A Junior Participating Preferred Stock reserved for issuance pursuant to the Rights Agreement, dated as of September 23, 1997, between Parent and The Detroit Edison Company, as Rights Agent (the "Parent Rights Agreement"), none of which were outstanding as of the date hereof, Parent has no shares of Parent Common Stock or Parent Preferred Shares subject to issuance, except that, as of September 30, 1999, there were 997,575 shares of Parent Common Stock subject to issuance pursuant to Parent's Long-Term Incentive Plan (the "Parent Stock Plan"). Section 5.1(b) of the Parent Disclosure Letter contains a correct and complete list of each outstanding option to purchase shares of Parent Common Stock under the Parent Stock Plan, including the date of grant, exercise price, expiration date and number of shares of Parent Common Stock subject thereto. Each of the out standing shares of capital stock or other securities of each of Parent's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by a direct or indirect wholly owned Subsidiary of Parent, free and clear of any lien, pledge, security interest, claim or other encumbrance. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of it or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter ("Parent Voting Debt"). As of the date hereof, Parent has not granted registration rights to any person or entity which rights are currently exercisable or will become exercisable between the date hereof and the Effective Time.

     (iii) The authorized capital stock of Merger Sub consists of 60,000 shares of common stock (entitled to vote as a class), 1,000 of which are validly issued, fully paid, nonassessable and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (A) no other voting securities of Merger Sub, (B) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (C) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated in this Agreement and has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

     (c) Corporate Authority; Approval and Fairness. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform (in the case of consummation of the Merger, subject to obtaining requisite shareholder approval) its obligations under this Agreement and to consummate, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares (the "Company Requisite Vote"), the Merger. Assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, this Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception"). The board of directors of the Company (A) has unanimously adopted this Agreement and (B) has received the

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opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith
Incorporated ("Merrill Lynch"), to the effect that the consideration to be received by the holders of the Shares in the Merger is fair to such holders from a financial point of view, a copy of which opinion has been delivered to Parent.

     (ii) Each of the Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform (in the case of consummation of the Merger, subject to obtaining requisite shareholder approval) its obligations under this Agreement and to consummate, subject only to any shareholder approval necessary to permit the issuance of the shares of Parent Common Stock required to be issued pursuant to Article IV (the "Parent Requisite Vote"), the Merger. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement is a valid and binding agreement of Merger Sub enforceable against Merger Sub in accordance with its terms. The Boards of Directors of Parent and Merger Sub (A) have adopted this Agreement and (B) have received the opinion of Parent's financial advisor, Warburg Dillon Read LLC, to the effect that the consideration to be paid by Parent to the holders of Shares in the Merger is fair to Parent from a financial point of view. Prior to the Effective Time, Parent will have taken all necessary action to permit it to issue the number of shares of Parent Common Stock required to be issued pursuant to Article IV. The Parent Common Stock, when issued, will be validly issued, fully paid and nonassessable, and no shareholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The Parent Common Stock, when issued, will be registered under the Securities Act and the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act") and registered or exempt from registration under any applicable state securities or "blue sky" laws.

     (d) Governmental Filings; No Violations. (i) Other than the reports, filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, the Exchange Act and the Securities Act, (C) required to be made with the NYSE or the Chicago Stock Exchange, (D) to comply with state securities or "blue sky" laws, (E) with, to or of the Federal Energy Regulatory Commission (the "FERC") pursuant to the Federal Power Act, as amended (the "Power Act"), if required,
(F) under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), (G) with, to or of federal or state regulatory bodies pursuant to Environmental Laws (as defined in Section 5.1(k)) and (H) identified in Section 5.1(d) of the respective Disclosure Letter, no notices, reports or other filings are required to be made by it or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement by it and the consummation by it of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of it to consummate the transactions contemplated by this Agreement.

     (ii) The execution, delivery and performance of this Agreement by it do not, and the consummation by it of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws or the Organizational Documents of any of its Subsidiaries, (B) a breach or violation of, a default under, or the acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of it or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation ("Contracts") binding upon it or any of its Subsidiaries or any Law (as defined in Section 5.1(i)) or governmental or non-governmental permit or license to which it or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of it to consummate the transactions contemplated by this Agreement. Section 5.1(d) of the Company Disclosure Letter, with respect to the Company, and the Parent Disclosure Letter, with respect to Parent, sets forth a correct and complete list of

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material Contracts of the Company, in the case of the Company Disclosure Letter, and of Parent, in the case of the Parent Disclosure Letter, and any of its respective Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

     (e) Reports; Financial Statements. All material filings required to be made by it and its Subsidiaries since December 31, 1995 under the Securities Act, the Exchange Act, the 1935 Act, the Power Act and state law applicable to public utilities, and under regulations applicable to public utilities in the United States, have been made in accordance with the requirements of the relevant Governmental Entities, except for such failures to make filings that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, and it has complied as of their respective dates, in all material respects with all applicable requirements of appropriate statutes and rules and regulations. It has delivered to the other party each registration statement, report, proxy statement or information statement prepared by it since December 31, 1998 (the "Audit Date"), including (i) its Annual Report on Form 10-K for the year ended December 31, 1998, and (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, and June 30, 1999, each in the form (including exhibits, annexes and any amendments thereto) filed with the Securities and Exchange Commission (the "SEC") (collectively, including any such reports filed subsequent to the date hereof and as amended, the "Reports"). As of their respective dates, (or, if amended, as of the date of such amendment) the Reports did not, and any Reports filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Reports (including the related notes and schedules) presents fairly, or will present fairly, in all material respects, the consolidated financial position of it and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and changes in shareholders' equity included in or incorporated by reference into the Reports (including any related notes and schedules) presents fairly, or will present fairly, the results of operations, cash flows and changes in shareholders' equity, as the case may be, of it and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") consistently applied during the periods involved, except as may be noted therein.

     (f) Absence of Certain Changes. Except as disclosed in its Reports filed prior to the date hereof, since the Audit Date it and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been (i) any change in the condition (financial or otherwise), properties, business, operations, results of operations or prospects of it and its Subsidiaries or any development or combination of developments of which its officers have actual knowledge that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend, or other distribution in cash, stock or property in respect of its capital stock, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; (iii) any split in its capital stock, combination, subdivision or reclassification of any of its capital stock or issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as expressly contemplated hereby; or
(iv) any change by it in accounting principles, or material change in its accounting practices or methods. Since the Audit Date, except as provided for herein or as disclosed in the Reports filed prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by it or any of its Subsidiaries to officers or key employees or any amendment of any of the Compensation and Benefit Plans (as defined in Section 5.1(h)(i)) other than increases or amendments in the ordinary and usual course.

     (g) Litigation and Liabilities. Except as disclosed in the Reports filed prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of its officers, threatened against it or any of its Affiliates (as defined below), (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be

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disclosed, or any facts or circumstances of which its officers have actual knowledge that could reasonably be expected to result in any claims against, or obligations or liabilities of, it or any of its Affiliates or (iii) developments since the date of such Reports with respect to such disclosed actions, suits, claims, hearings, investigations or proceedings, except, in each case, for those that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of it to consummate the transactions contemplated by this Agreement. As used herein, the term "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

     (h) Employee Benefits.

     (i) A copy (or, if not in writing, a summary) of each bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health or other plan, agreement, policy or arrangement that covers employees, directors, former employees or former directors of it and its Subsidiaries (the "Compensation and Benefit Plans") (other than immaterial policies and arrangements not related to severance) and any trust agreement or insurance contract forming a part of such Compensation and Benefit Plans has been provided or made available to the other party prior to the date hereof. The Compensation and Benefit Plans are listed in
Section 5.1(h) of its Disclosure Letter and those containing any "change of control" or similar provisions are specifically identified in Section 5.1(h) of its Disclosure Letter.

     (ii) All Compensation and Benefit Plans are in substantial compliance with all applicable law, including the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Each Compensation and Benefit Plan that is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the "IRS"), nor are there any existing circumstances likely to result in revocation of any such favorable determination letter. No actions, suits, or claims (other than routine claims for benefits) have been filed or, to the actual knowledge of its officers, are contemplated or threatened against any Compensation and Benefits Plan or against the assets of any Compensation and Benefits Plan; and, to the actual knowledge of its officers, there is no basis for such action, suit or claim. Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any Compensation and Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject it or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA that has not previously been satisfied.

     (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any Subsidiary with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). It and its Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E to Title IV of ERISA regardless of whether based on contributions of an ERISA Affiliate. No notice of a "reportable event", within the meaning of
Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement.

     (iv) All contributions required to be made under the terms of any Compensation and Benefit Plan as of the date hereof have been timely made or have been reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date hereof. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither it nor its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

     (v) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all "benefit liabilities", within
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the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the Pension Plan's most recent actuarial valuation), did not exceed the then current value of the assets of such Pension Plan, and there has been no material change in the financial condition of such Pension Plan since the last day of the most recent plan year.

     (vi) Neither it nor its Subsidiaries have any obligations for retiree health and life benefits under any Compensation and Benefit Plan, except as set forth in the SEC filings or Section 5.1(h) of the Company Disclosure Letter; the terms of each such plan provide that such retiree health and life benefits may be amended or terminated at any time, except to the extent limited by any collective bargaining agreement.

     (vii) The consummation of the Merger and the other transactions contemplated by this Agreement will not (x) entitle any employees of it or its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment prior to or after the date hereof, (y) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans, or (z) result in any breach or violation of, or a default under, any of the Compensation and Benefit Plans.

     (viii) The Company has amended the terms of any and all Compensation and Benefit Plans, as applicable, to eliminate the automatic funding of accrued benefits under such plans via the Rabbi Trust established effective January 3, 1991, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

     (ix) No Compensation and Benefit Plan is maintained outside the United States.

     (i) Compliance with Laws; Permits. Except as set forth in the Reports filed prior to the date hereof, the businesses of each of it and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, "Laws"), except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair the ability of it to consummate the transactions contemplated by this Agreement. Except as set forth in the Reports filed prior to the date hereof, no investigation or review by any Governmental Entity with respect to it or any of its Subsidiaries is pending or, to the actual knowledge of its officers, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair its ability to consummate the transactions contemplated by this Agreement. Each of it and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted, except those the absence of which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent or materially burden or materially impair its ability to consummate the Merger and the other transactions contemplated by this Agreement.

     (j) Takeover Statutes. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each a "Takeover Statute") or any anti-takeover provision in the Company's articles of incorporation or by-laws is, or at the Effective Time will be, applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

     (k) Environmental Matters. Except as disclosed in the Reports prior to the date hereof and except as has not had and is not reasonably likely to have a Material Adverse Effect: (i) each of it and its Subsidiaries is in compliance with all applicable Environmental Laws; (ii) no property (including soils, groundwater, surface water, buildings or other structures) currently owned or operated by it or any of its Subsidiaries is contaminated with any Hazardous Substance which could reasonably be expected to result in liability relating to or require remediation under any Environmental Law; (iii) no property formerly owned or operated by it or any of its Subsidiaries has been contaminated with any Hazardous Substance during or prior to such period of ownership or operation which could reasonably be expected to result in liability relating to or require

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remediation under any Environmental Law; (iv) neither it nor any of its
Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither it nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance which could reasonably be expected to result in liability relating to or require remediation under any Environmental Law; (vi) neither it nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that it or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law; (vii) neither it nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (viii) there are no other circumstances or conditions involving it or any of its Subsidiaries or the transactions contemplated in this Agreement that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law; and (ix) the Company has delivered to Parent, and Parent has made available to the Company, copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to it or its Subsidiaries or their respective current and former properties or operations.

     As used herein, the term "Environmental Law" means any federal, state, local or foreign statute, law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

     As used herein, the term "Hazardous Substance" means any substance that is:
(A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum or coal product or by-product, any waste, ash or sludge, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which may be the subject of regulatory action by any Government Entity in connection with any Environmental Law.

     (l) Taxes. Except for failures and inaccuracies that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, each of it and its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) has paid all Taxes (as defined below) that are shown as due on such filed Tax Returns or that it or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; and (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. Except as set forth in the Company Disclosure Letter, (i) neither it nor any of its Subsidiaries is a party to any Tax allocation, indemnity or sharing agreement (other than such an agreement between it and any of its Subsidiaries) and (ii) neither it nor any of its Subsidiaries has any liability for Taxes as a result of its or any of its Subsidiaries inclusion in any group's consolidated or combined Tax returns other than a group of which it is a common parent, except, in the case of clause (ii), as is not reasonably likely to have a Material Adverse Effect. As of the date hereof, there are not pending or, to the actual knowledge of its officers threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters that, individually or in the aggregate are reasonably likely to have a Material Adverse Effect. There are not, to the actual knowledge of its officers, any unresolved questions or claims concerning its or any of its Subsidiaries' Tax liability that, individually or in the aggregate, are reasonably likely to have a Material Adverse Effect. Neither it nor any of its Subsidiaries has any liability with respect to Taxes in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Reports filed on or prior to the date hereof, except as is not, individually or in the aggregate reasonably likely to have a Material Adverse Effect.

     As used in this Agreement, (i) the term "Tax" (including, with correlative meaning, the terms "Taxes", and "Taxable") includes all federal, state, local and foreign income, profits, alternative minimum tax, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales,
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employment, unemployment, disability, use, property, withholding, excise, add-on, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

     (m) Labor Matters. Except as set forth in Section 5.1(m) of its Disclosure Letter, neither it nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of any material proceeding asserting that it or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the actual knowledge of its officers, threatened, nor has there been for the past five years, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving it or any of its Subsidiaries. Each party has previously made available to the other correct and complete copies of all labor and collective bargaining agreements, Contracts or other agreements or understandings with a labor union or labor organization to which it or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the "Labor Agreements"). The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Labor Agreements.

     (n) Intellectual Property.

     (i) It or its Subsidiaries own (free and clear of any and all liens, claims or encumbrances), or is licensed or otherwise possesses sufficient legally enforceable rights to use, all patents, trademarks, trade names, service marks, brand marks, brand names, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, databases, industrial designs and tangible or intangible proprietary information or materials that are currently used (or, with respect to trademarks, trade names, brand marks, brand names and service marks, have been used within the last five years) in its and its Subsidiaries' businesses (collectively, "Intellectual Property Rights"), except for any such failures to own, be licensed or possess that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

     (ii) Except as disclosed in the Reports filed prior to the date hereof, and except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect, (i) the use of the Intellectual Property Rights by it or its Subsidiaries does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill including, without limitation, any intellectual property right, patent, trademark, trade name, service mark, brand mark, brand name, copyright, technology, know-how, computer software program or application, database or industrial design of any other Person and (ii) there have been no claims made and neither it nor any of its Subsidiaries has received notice of any claim or otherwise knows that any Intellectual Property Right is invalid, conflicts with the asserted right of any other Person, has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any Intellectual Property Right of it or any of its Subsidiaries.

     (o) Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by it or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of it and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

     (p) Rights Plan. (i) The Company has amended the Rights Agreement to provide that (x) Parent shall not be deemed an Acquiring Person (as defined in the Rights Agreement), (y) the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur and (z) the Rights will not separate from the

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Shares, in each case, as a result of entering into this Agreement or consummating the Merger and/or the other transactions contemplated hereby.

     (ii) The Company has taken all necessary action with respect to all of the outstanding Rights (as defined in the Rights Agreement) so that, as of immediately prior to the Effective Time, the Rights Agreement will expire without any payment by the Company in respect of the Rights.

     (q) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated in this Agreement except that (i) the Company has employed Merrill Lynch as its financial advisor, the arrangements with which have been disclosed to Parent prior to the date hereof and (ii) Parent has employed Warburg Dillon Read LLC as it financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof.

     (r) Year 2000. Except as disclosed in the Reports filed prior to the date hereof, all computer systems and computer software used by it or any of its Subsidiaries, and the material computer systems and computer software of its material commercial counterparties, recognize or are being adapted so that, prior to December 31, 1999, they shall recognize the advent of the year A.D. 2000 and can correctly recognize or are being adapted so that they can correctly recognize and manipulate date information relating to dates on or after January 1, 2000 and the operation and functionality of such computer systems and such computer software will not be adversely affected by the advent of the year A.D. 2000 or any manipulation of data featuring information relating to dates before, on or after January 1, 2000 ("Millennium Functionality"), except in each case for such computer systems and computer software, the failure of which to achieve Millennium Functionality, individually or in the aggregate, has not had and is not reasonably likely to have a Material Adverse Effect. Except as disclosed in the Reports filed prior to the date hereof, the costs of the adaptions necessary to achieve Millennium Functionality are not reasonably likely to have a Material Adverse Effect.

     (s) Regulatory Proceedings. Except as set forth in the Reports, neither the Company nor any of its Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (i) has rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Entity or on appeal to the courts or (ii) is a party to any proceeding before a Governmental Entity or on appeal from orders of a Governmental Entity which have had or are reasonably likely to result in orders having a Material Adverse Effect.

     (t) FERC Jurisdiction. To the actual knowledge of its officers, neither the Company nor any of its Subsidiaries, nor any other entity in which the Company, directly or indirectly owns or expects to retain any interest, owns or operates any FERC jurisdictional facilities giving rise to a requirement for approval of the Merger by the FERC.

     (u) Regulation as a Utility. (i) It is not regulated as a public utility or public service company by any state. Other than as set forth in Section 5.1(u) of its Disclosure Letter, none of its Subsidiaries or Affiliates is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or in any foreign country.

     (ii) Each of Parent and the Company is a holding company exempt from registration pursuant to Section 3(a)(1) of the 1935 Act, as amended.

     (v) Ownership of Shares. (i) Neither the Company nor any of its Subsidiaries "Beneficially Owns" (as such term is defined in the Parent Rights Agreement) any shares of Parent Common Stock.

     (ii) Neither Parent nor any of its Subsidiaries "Beneficially Owns" (as such term is defined in the Rights Agreement) any Shares.

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                                   ARTICLE VI

                                   COVENANTS

     6.1. Interim Operations.

     (a) The Company covenants and agrees as to itself and its Subsidiaries that after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement):

     (i) the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective best reasonable efforts to (A) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates and (B) maintain and keep material properties and assets in as good repair and condition as such are in as of the date hereof, subject to ordinary wear and tear;

     (ii) the Company shall not (A) issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (B) amend its articles of incorporation or by-laws or amend, modify or terminate the Rights Agreement;
(C) split, combine, subdivide or reclassify its outstanding shares of capital stock; (D) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock (other than dividends from its direct or indirect wholly owned Subsidiaries and other than regular quarterly cash dividends not in excess of $0.255 per Share and regular quarterly cash dividends on the preferred and preference stock of its Subsidiaries); or (E) repurchase, redeem or otherwise acquire (except for (I) mandatory sinking funds obligations existing on the date hereof and (II) open market repurchases pursuant to the terms of the Company's Direct Stock Purchase Plan and Dividend Reinvestment
Plan), or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

     (iii) neither the Company nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class or any other property or assets (other than (I) Shares issuable pursuant to options and other rights outstanding on the date hereof under the Stock Plans, issuances of additional options or rights to acquire Shares granted pursuant to the terms of the Stock Plans as in effect on the date hereof in the ordinary and usual course of the operation of such Stock Plans and issuances of Shares pursuant to options granted after the date hereof pursuant to the Stock Plans and (II) Shares issuable pursuant to the terms of the outstanding Feline Prides); (B) (I) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any of its coal fines property or assets, or, (II) except as identified on Section 6.1(a)(iii) of the Company Disclosure Letter, other than in the ordinary and usual course of business and other than sales not in excess of $100,000,000 in the aggregate or $30,000,000 in respect of any transaction or series of related transactions, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any other property or assets; (C) make or authorize or commit for any capital expenditures or operation and maintenance expenditures in excess of 110% of those contemplated to be spent pursuant to the year 1999, 2000 or 2001 capital appropriations/spending budgets set forth in Section 6.1(a) of the Company Disclosure Letter; or (D) by any means, make any acquisition of, or investment in, assets or stock of, or other interest in, any other Person or entity in excess of $100,000,000 in the aggregate or $30,000,000 in respect of any transaction or series of related transactions;

     (iv) except as set forth in Section 6.1(a)(iv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall (A) incur, assume or prepay any long-term debt or incur or assume any short-term debt other than in the ordinary and usual course of business in amounts and for purposes consistent with past practice under existing lines of credit, and except for the incurrence of long-term indebtedness in connection with the refinancing of existing indebtedness either at its stated maturity or at a lower cost of funds,
(B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any third-party, including by means of any "keep well" or other agreement to support or maintain any financial statement condition of another person, except in the ordinary and usual

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course of business, (C) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates consistent with past practice, or (D) change any accounting principle, practice or method in a manner that is inconsistent with past practice, except to the extent required by U.S. GAAP as advised by the Company's regular independent accountants;

     (v) neither the Company nor any of its Subsidiaries shall take or fail to take any action that is reasonably likely to make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect;

     (vi) except as required by applicable Law, an existing collective bargaining agreement or other Contract identified in Section 6.1(a)(vi) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify, any Compensation and Benefit Plans (other than issuances of additional options, performance shares or rights to acquire Shares granted pursuant to the terms of the Stock Plans as in effect on the date hereof in the ordinary and usual course of the operation of such Stock Plans, provided, that any such additional options, performance shares or rights to acquire Shares shall not vest in connection with the Merger and the other transactions contemplated by this Agreement), or except as required by any existing contract with a non-officer employer increase the salary, wage, bonus or other compensation of any employees, except increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases);

     (vii) except as required by applicable law, an existing collective bargaining agreement or other Contract identified in Section 6.1(a)(vii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries shall grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of it or such Subsidiaries, provided, that the foregoing shall not require the Company to violate any of its obligations existing prior to the date hereof as set forth in Section 5.1(h) of the Company Disclosure Letter;

     (viii) neither the Company nor any of its Subsidiaries shall settle or compromise any material claims or litigation or amend or terminate any of its material Contracts or waive, release or assign any material rights or claims;

     (ix) neither the Company nor any of its Subsidiaries shall make any material Tax election (other than in the ordinary and usual course or as is required by Law) or permit any insurance policy naming it as a beneficiary or loss-payable payee to be canceled or terminated except in the ordinary and usual course of business; and

     (x) neither the Company nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     (b) Parent covenants and agrees as to itself and its Subsidiaries that after the date hereof and prior to the Effective Time (unless the Company shall otherwise approve, which approval shall not be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement):

     (i) the business of Parent and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective best reasonable efforts to (A) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates and (B) maintain and keep material properties and assets in as good repair and condition as such are in as of the date hereof, subject to ordinary wear and tear;

     (ii) it shall not (A) amend its articles of incorporation or by-laws; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock;
(C) declare, set aside or pay any dividend payable, in cash, stock or property in respect of any capital stock, other than dividends from its direct or indirect wholly owned Subsidiaries and other than regularly quarterly cash dividends not in excess of $0.515 per share of Parent Common Stock and regularly quarterly cash dividends on the preferred and preference stock of its

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Subsidiaries; (D) repurchase, redeem or otherwise acquire, or permit any of its
Subsidiaries to purchase or otherwise acquire, any shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for any shares of Parent Common Stock (other than repurchases, redemptions or other acquisitions which are made at the then-prevailing market price of Parent Common Stock on the NYSE and which in the aggregate do not exceed ten percent of the shares of Parent Common Stock outstanding as of the date hereof) or (E) except as permitted under this Agreement, enter into any agreement with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the equity securities of it or any of its Significant Subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X under the Exchange Act);

     (iii) neither Parent nor any of its Subsidiaries shall, (A) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Parent Common Stock (other than (I) shares of Parent Common Stock issuable pursuant to options outstanding on the date hereof under the Parent Stock Plan, issuances of additional options or rights to acquire shares of Parent Common Stock granted pursuant to the terms of the Parent Stock Plan as in effect on the date hereof in the ordinary and usual course of the operation of such Parent Stock Plan and issuances of shares of Parent Common Stock pursuant to options granted after the date hereof pursuant to the Parent Stock Plan and (II) issuances of Parent Common Stock, or securities convertible with or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, shares of Parent Common Stock, to a third-party on arms-length terms not in excess of 20% of the number of shares of Parent Common Stock outstanding as of the date hereof), (B) other than pursuant to the year 1999, 2000 or 2001 capital appropriations/ spending budgets set forth in Section 6.1(b) of the Parent Disclosure Letter and other than in the ordinary and usual course of business (I) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any property or assets, and other than sales not in excess of $250,000,000 in the aggregate; or (II) by any means, make any acquisition of, or investment in, assets or stock of, or other interest in, any other Person or entity in excess of $250,000,000 in the aggregate or (C) acquire "Beneficial Ownership" (as such term is defined in the Rights Agreement) of any Shares;

     (iv) Parent shall not change any material accounting principle, practice or method in a manner that is inconsistent with past practice, except to the extent required by U.S. GAAP as advised by Parent's regular independent accountants;

     (v) neither Parent nor any of its Subsidiaries shall take or fail to take any action that is reasonably likely to make any representation or warranty of such party contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect; and

     (vi) neither Parent nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     6.2. Acquisition Proposals. (a) The Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries ("Representatives")) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or, except for transactions in the ordinary course of business or expressly contemplated by this Agreement that could not interfere with the transactions contemplated by this Agreement, including by Section 6.1(a)(iii), any of the assets or any equity securities of, it or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as a "Company Acquisition Proposal"). The Company further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a Company Acquisition Proposal, or otherwise facilitate any effort or attempt to make

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or implement a Company Acquisition Proposal; provided, however, that nothing contained in this Agreement (including the last preceding sentence and Section 6.1(b)) shall prevent the Company or its Board of Directors or Parent or its Board of Directors, as applicable, from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Acquisition Proposal if the Company's Board of Directors receives from the Person so requesting such information an executed confidentiality agreement on terms, with respect to confidentiality, substantially similar to those contained in the Confidentiality Agreement (as defined in Section 9.7); (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Company Acquisition Proposal; or (D) recommending such Company Acquisition Proposal to the shareholders of the Company if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, prior to the time the Company Requisite Vote shall have been obtained, the Board of Directors of the Company determines in good faith after consultation with outside legal counsel and its financial advisor and based upon such other matters as it deems relevant that failure to take such action would likely result in a breach of their fiduciary duties under applicable law and that such Company Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, be reasonably likely to result in a transaction more favorable to the Company's shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Acquisition Proposal being referred to in this Agreement as a "Superior Proposal"). The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Company Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company agrees that it will use its best reasonable efforts to notify Parent within one day of the receipt thereof if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring all or substantially all of it, Michigan Consolidated Gas Company or MCN Investment Corporation to return all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

     (b) Parent agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' employees, agents and Representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or, except for transactions in the ordinary course of business or expressly contemplated by this Agreement that could not interfere with the transactions contemplated by this Agreement, any of the assets or any equity securities of it or any of its Subsidiaries to the extent that such proposal is conditioned on Parent's failure to obtain the Parent Requisite Vote or could reasonably be expected to result in a failure to consummate the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as a "Parent Adverse Proposal"). Parent further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its best efforts to cause its and its Subsidiaries' Representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to a Parent Adverse Proposal, or otherwise facilitate any effort or attempt to make or implement a Parent Adverse Proposal; provided, however, that nothing contained in this Agreement shall prevent Parent or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to a Parent Adverse Proposal; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Parent Adverse Proposal if Parent's Board of Directors receives from the Person so requesting such information an executed

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confidentiality agreement on terms, with respect to confidentiality, substantially similar to those contained in the Confidentiality Agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Parent Adverse Proposal; or (D) recommending such Parent Adverse Proposal to the shareholders of Parent, if and only to the extent that, in each such case referred to in clause (B), (C) or (D) above, prior to the time the Parent Requisite Vote shall have been obtained the Board of Directors of Parent determines in good faith after consultation with outside legal counsel and its financial advisor and based upon such other matters as it deems relevant that failure to take such action would likely result in a breach of their fiduciary duties under applicable law and that such Parent Adverse Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, be reasonably likely to result in a transaction more favorable to the Parent's shareholders from a financial point of view than the transaction contemplated by this Agreement. Parent agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.2(b) of the obligations undertaken in this Section 6.2(b) and in the Confidentiality Agreement. Parent agrees that it will use its best reasonable efforts to notify the Company within one day of the receipt thereof if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep the Company informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

     6.3. Information Supplied. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including the joint proxy statement and prospectus (the "Prospectus/Proxy Statement") constituting a part thereof) (the "S-4 Registration Statement") will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the times of the meetings of shareholders of the Company and Parent to be held in connection with the Merger and the issuance of Parent Common Stock, respectively, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder.

     6.4. Shareholders Meetings. The Company will take, in accordance with applicable law and its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the "Shareholders Meeting") as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of this Agreement. Parent will take, in accordance with its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Parent Common Stock as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the approval of the issuance of Parent Common Stock in the Merger. Subject to fiduciary obligations under applicable law, each of the Company's and Parent's Board of Directors shall recommend such approval and shall take all lawful action to solicit such approval.

     6.5. Filings; Other Actions; Notification. (a) Parent and the Company shall promptly prepare and file with the SEC the Prospectus/Proxy Statement, and Parent shall prepare and file with the SEC the S-4 Registration Statement as promptly as practicable. Parent and the Company each shall use its best reasonable efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the respective shareholders of each of the Company and Parent. Parent shall also use its best reasonable efforts to obtain prior to the effective date of the S-4 Registration Statement all necessary state securities law or "blue sky"

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permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

     (b) The Company and Parent each shall use its best reasonable efforts to cause to be delivered to the other party and its directors a letter of its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the other party and its directors, in form and substance customary for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

     (c) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable laws relating to the exchange of information (including any obligations pursuant to any listing agreement with or rules of any national securities exchange), Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity (including any national securities exchange) in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

     (d) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

     (e) The Company and Parent each shall keep the other apprized of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company and Parent each shall give prompt notice to the other of any change that is reasonably likely to result in a Material Adverse Effect on it or prevent, materially delay or materially impair the ability of the Company or Parent, as the case may be, to consummate the transactions contemplated by this Agreement.

     (f) In the event any claim, action, suit investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement or the Merger or the other transaction contemplated by this Agreement or claims damages in connection therewith, the Company and Parent each agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

     6.6. Access. Upon reasonable notice, and except as may otherwise be required by applicable law, the Company and Parent each shall (and shall cause its Subsidiaries to) afford the other's officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, the Company and Parent each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub and provided, further, that the foregoing shall not
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require the Company or Parent to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or Parent (i) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company or Parent, as the case may be, shall have used its best reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (ii) constitutes information protected by attorney-client privilege, but only to the extent that disclosure would impair the Company's or Parent's, as the case may be, ability to assert such attorney-client privilege. All requests for information made pursuant to this Section shall be directed to an executive officer of the Company or Parent, as the case may be, or such Person as may be designated by either of its executive officers, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

     6.7. Affiliates. At least ten business days prior to the date of the Shareholders Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Shareholders Meeting referred to in Section 6.4, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Shareholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its best efforts to deliver or cause to be delivered to Parent, prior to the date of the Shareholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A-1 (the "Affiliates Letter"). Parent shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger and the certificates representing Parent Common Stock received by such affiliates shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section.

     6.8. Stock Exchange Listing and De-listing. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. The Surviving Corporation shall use its best efforts to cause the Shares to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

     6.9. Publicity. The initial press release shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement.

     6.10. Benefits.

     (a) Stock Options. (i) At the Effective Time, each outstanding option to purchase Shares (a "Company Option") under the Stock Plans, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Option, the number of shares of Parent Common Stock equal to the result (rounded to the nearest whole share) of multiplying the number of Shares subject to the Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), at an exercise price per share equal to the result (rounded to the nearest whole cent) of dividing the per share exercise price of such Company Option immediately prior to the Effective Time by the Conversion Ratio; provided, however, that in the case of any Company Option to which Section 422 of the Code applies, the adjustments provided for in this Section shall be effected in a manner consistent with the requirements of Section 424(a) of the Code. At or prior to the Effective Time, the Company shall make all necessary arrangements with respect to the Stock Plans to permit the assumption of the unexercised Company Options by Parent pursuant to this Section. For purposes of this Section, the term "Conversion Ratio" means a fraction, the numerator of which is the average of the high and low sales price of one Share on the NYSE on the three trading days immediately preceding the Effective Time and the denominator of which is the average

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of the high and low sales price of one share of Parent Common Stock on the NYSE on the trading day immediately preceding the Effective Time.

     (ii) Effective at the Effective Time, Parent shall assume each Company Option in accordance with the terms of the Stock Plans and the stock option agreement by which it is evidenced. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options assumed by it in accordance with this Section. As soon as practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Parent Common Stock subject to such Company Options, and shall use its best reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Company Options remain outstanding.

     (iii) Prior to the Effective Time, the Board of Directors of Parent, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of shares of Parent Common Stock or options to acquire shares of Parent Common Stock pursuant to this Agreement and the Merger and the Merger shall be an exempt transaction for purposes of Section 16 by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act ("Section 16").

     (b) Employee Benefits. (i) Parent agrees that, during the period commencing at the Effective Time and ending on the first anniversary thereof, the employees of the Company and its Subsidiaries ("Company Employees") will continue to be provided with compensation and benefits under employee benefit plans (other than plans involving the issuance of Shares) that are no less favorable in the aggregate than those currently provided by the Company and its Subsidiaries to such Company Employees under the Compensation and Benefit Plans of the Company and its Subsidiaries.

     (ii) From and after the Effective Time, Parent shall cause the Surviving Corporation and The Detroit Edison Company to honor (i) each existing employment, change of control, severance and termination agreement between the Company or any of its Subsidiaries, and any officer, director or employee of the Company or its Subsidiaries and (ii) all Compensation and Benefit Plans of the Company and its Subsidiaries in accordance with their terms as in effect immediately before the Effective Time. Notwithstanding the above, nothing in this Agreement precludes Parent or any of its Subsidiaries from amending, discontinuing or terminating any Compensation and Benefit Plan in accordance with the terms thereof. Parent acknowledges that it has been advised by the Company that the Merger constitutes a change of control for purposes of certain Company Compensation and Benefit Plans specifically identified in Section 6.10(b) of the Company Disclosure Letter.

     (iii) For all purposes under the employee benefit plans of Parent and its Affiliates providing benefits to any current Company Employees after the Effective Time (the "New Plans"), each Company Employee shall be credited with his or her years of service with the Company and its Affiliates before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service for such purposes under any similar Company Employee Plans, except to the extent such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Employee Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the "Old Plans"); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions of such New Plan to be waived for such employee and his or her covered dependents to the extent that such exclusions and requirements were waived under the corresponding Company Employee Plans, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and

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maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan-year as if such amounts had been paid in accordance with such New Plan.

     (iv) Between the date hereof and December 31, 1999, the Company shall take such reasonable and appropriate actions as agreed to by Parent to mitigate the tax cost to the Company of providing the "change of control" benefits identified in Section 5.1(h) of the Company Disclosure Letter.

     (c) Election to Parent's Board of Directors; Management Executive Committee. At the Effective Time of the Merger, Parent shall promptly increase the size of its Board of Directors or exercise its best efforts to secure the resignation of present directors in order to cause Alfred R. Glancy III and two additional persons selected by the Company after consultation with Parent from among the Company's directors as of the date hereof to be appointed to Parent's Board of Directors.

     (d) Employees. It is the present intention of Parent and the Company that following the Effective Time, there will be no involuntary reductions in force at the Surviving Corporation or its Subsidiaries, and that Parent, the Surviving Corporation and their respective Subsidiaries will continue Parent's and the Company's present strategy of achieving workforce reductions through attrition or other voluntary means; provided, however, that if any reductions in workforce in respect of employees of Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries, become necessary, they shall be made on a fair and equitable basis, in light of the circumstances and the objectives to be achieved, giving consideration to previous work history, job experience, qualifications, and business needs without regard to whether employment prior to the Effective Time was with the Company or its Subsidiaries or Parent or its Subsidiaries, and any employees whose employment is terminated or jobs are eliminated by Parent, the Surviving Corporation or any of their respective Subsidiaries shall be entitled to participate on a fair and equitable basis in the job opportunity and employment placement programs offered by Parent, the Surviving Corporation or any of their respective Subsidiaries. Any workforce reductions carried out following the Effective Time by Parent or the Surviving Corporation and their respective Subsidiaries shall be done in accordance with all applicable collective bargaining agreements, and all laws and regulations governing the employment relationship and termination thereof including, without limitation, the Worker Adjustment and Retraining Notification Act and regulations promulgated thereunder, and any comparable state or local law.

     6.11. Expenses. The Surviving Corporation or Parent shall pay all charges and expenses of the Company, Merger Sub or Parent, including those of the Exchange Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses paid by the Surviving Corporation. Except as otherwise provided in
Section 8.5(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

     6.12. Indemnification; Directors' and Officers' Insurance. (a) From and after the Effective Time, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company, (when acting in such capacity) determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Michigan law and its articles of incorporation and its by-laws in effect on the date hereof to indemnify such Person (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable law, provided, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification).

     (b) Any Indemnified Party wishing to claim indemnification under paragraph
(a) of this Section 6.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof,
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but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party so long as such failure does not materially prejudice Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume and control the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them subject to the consent of Parent, which shall not be unreasonably withheld, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements setting forth such fees and expenses in reasonable detail are received; provided, however, that Parent shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

     (c) The Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date hereof (the "Current Premium"); provided, however, that (x) the Surviving Corporation may substitute therefor policies (which may be "tail" policies) containing terms with respect to coverage and amount no less favorable to such directors and officers, and (y) if the existing D&O Insurance expires, is terminated or canceled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of 200% of the Current Premium.

     (d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

     6.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

     6.14. Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on Shares so that holders of Shares do not receive dividends on both Shares and Parent Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either Shares or Parent Common Stock received in the Merger in respect of any calendar quarter.

     6.15. Rate Matters. Other than currently pending rate filings, the Company shall, and shall cause its Subsidiaries to, discuss with Parent any material changes in its or its Subsidiaries regulated rates or charges (other than pass-through fuel rates or charges), standards of service or accounting from those in effect on the date hereof and consult with Parent prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

     6.16. Taxation. Subject to Section 6.2, neither Parent nor the Company shall take or cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Code.

     6.17. Transition Matters. (a) Promptly after the date hereof, Parent and the Company each shall designate three persons (the "Transition Coordinators") to, subject to applicable laws relating to the exchange

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of information, facilitate a full exchange of information concerning the business, operations, capital spending and budgets and financial results of Parent and the Company and to identify ways in which the operations of Parent and the Company can be consolidated or coordinated. The Transition Coordinators shall meet at least monthly in person and shall meet together quarterly with the Chief Executive Officers of Parent and the Company. From and after the date hereof, Parent and the Company agree that they shall consult with each other regarding all material business plans and decisions.

     (b) The Company and Parent each agree to use its reasonable best efforts to enter into a definitive agreement within 14 days of the date hereof for the sale to Parent of the Company's 95% membership interest in each of the following limited liability companies that own and operate synthetic fuel manufacturing facilities: (i) CRC No. 1, LLC Union City, Kentucky, (ii) CRC No. 3, LLC, Tazewell County Virginia and McDowell County Virginia, (iii) CRC No. 5, LLC Monongalia County, West Virginia, and (iv) CRC No. 6, LLC Laurel County, West Virginia. The Company and Parent each agree that the economic terms for each such sale shall be designed to produce a payment stream to the Company with a net present value of $40 per ton of capacity, utilizing a 12% discount rate.

     (c) The Company agrees to use its best efforts promptly to enter into, or to cause its Subsidiaries promptly to enter into, agreements to dispose of (i) such of its interests as are necessary so that the transactions contemplated by this Agreement will not jeopardize the status of any facilities in which the Company directly or indirectly owns any interest as "Qualifying Facilities" under the Public Utility Regulatory Policies Act of 1978, as amended, and (ii) all FERC-jurisdictional assets or facilities whether directly or indirectly owned or wholly or partially owned that would give rise to a requirement for approval of the Merger by the FERC, in each case prior to the date when all Governmental Consents (as defined below) are obtained and to use commercially reasonable efforts to maximize the after-tax proceeds from such sales or dispositions; provided, that the obligation to use best efforts shall not require the Company to take any action pursuant to this Section 6.17(c) that would cause (alone or together with other events) any failure to satisfy any condition to Closing. The Company agrees to keep Parent informed on a current basis regarding the status and terms of such dispositions and any other asset dispositions contemplated by the Company and its Subsidiaries and to work cooperatively with Parent to maximize the mutual benefit to the parties of such dispositions.

     6.18. Community Involvement. After the Effective Time, Parent intends to continue, and intends to cause the Surviving Corporation to continue, to make aggregate annual charitable contributions to the communities served by Parent and the Surviving Corporation and otherwise maintain a substantial level of involvement in community activities in the State of Michigan that is similar to, or greater than, the normal aggregate annual level of charitable contributions, community development and related activities carried on by Parent and the Company prior to the date hereof.

     6.19. 1935 Act and Power Act. (a) None of the parties hereto shall, nor shall any such party permit any of its Subsidiaries to, without the other party's consent, which shall not be unreasonably withheld or delayed, engage in any activities that would (i) cause a change in its status, or that of its Subsidiaries, under the 1935 Act, including, without limitation, the registration of either party pursuant to the 1935 Act or (ii) result in jurisdiction by the FERC over the Merger.

     (b) None of the parties hereto shall, nor shall any such party permit any of its Subsidiaries to, without the other party's consent, which shall not be unreasonably withheld or delayed, fail to take such actions that are necessary to (i) preserve existing exemptions from registration under the 1935 Act or (ii) allow the Merger to proceed without a requirement for approval by the FERC.

     6.20. Feline Prides. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon conversion of the Feline Prides in accordance with their terms.

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                                  ARTICLE VII

                                   CONDITIONS

     7.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

     (a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote and shall have been duly approved by the sole shareholder of Merger Sub in accordance with applicable law and the articles of incorporation and by-laws of each such corporation, and the issuance of Parent Common Stock pursuant to the Merger shall have been duly approved by the holders of Parent Common Stock constituting the Parent Requisite Vote.

     (b) NYSE Listing. The shares of Parent Common Stock issuable to the Company shareholders pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

     (c) Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and, other than the filing provided for in Section 1.3, all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity (collectively, "Governmental Consents") in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company, Parent and Merger Sub shall have been made or obtained (as the case may be) and become final, except for those that the failure to make or to obtain, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Parent or the Company, as applicable, or provide a reasonable basis to conclude that the parties hereto or any of their affiliates or respective directors, officers, agents, advisors or other representatives would be subject to the risk of criminal or material financial liability.

     (d) Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an "Order"), and none of the U.S. Department of Justice, the Michigan Public Service Commission or the FERC shall have instituted any proceeding or be threatening to institute any proceeding seeking any such Order.

     (e) S-4. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

     (f) Blue Sky Approvals. Parent shall have received all state securities and "blue sky" permits and approvals necessary to consummate the transactions contemplated hereby.

     (g) Certain Transactions. The Company shall have completed the disposition of the interests required to be disposed of by Section 6.17(c) of this Agreement.

     7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 5.1(b)(i), 5.1(c)(i), 5.1(j), 5.1(p) and 5.1(q) of this Agreement shall be true and correct in all material respects (a) on the date hereof and (b) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of specific date or time other than the date hereof or the Closing

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Date, which need only be true and correct in all material respects as of such date or time) and all other representations and warranties of the Company set forth in this Agreement shall be true and correct (i) on the date hereof and
(ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of specific date or time other than the date hereof or the Closing Date, which need only be true and correct as of such date or time) except in each of cases (i) and (ii) for such failures of those representations or warranties to be true and correct (without regard to any Material Adverse Effect, materiality or similar qualifications contained therein) which, individually or in the aggregate, have not had and are not reasonably likely to have, a Material Adverse Effect on Parent, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

     (c) Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any material Contract to which the Company or any of its Subsidiaries is a party.

     (d) Accountants Letter. Parent shall have received, in form and substance reasonably satisfactory to Parent, from Deloitte & Touche LLP, the Company's independent auditor, the "comfort" letter described in Section 6.5(b).

     (e) Affiliates Letters. Parent shall have received an Affiliates Letter from each Person identified as an affiliate of the Company pursuant to Section 6.7.

     (f) Material Adverse Effect. There shall not have occurred any Material Adverse Effect on the Company.

     (g) Tax Opinion. Parent shall have received the opinion of Sullivan & Cromwell, counsel to Parent, dated the Closing Date, to the effect that (based on customary assumptions and representations and subject to customary exceptions) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The condition set forth in this Section 7.2(g) shall not be waivable after the Company Requisite Vote or the Parent Requisite Vote has been obtained unless further shareholder approval is obtained with appropriate disclosure.

     (h) Governmental Consents. All Governmental Consents in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby shall have been obtained without imposing any terms or conditions that, individually or in the aggregate, in the reasonable judgment of Parent, are reasonably likely to have a Material Adverse Effect on Parent, the Company or the Surviving Corporation.

     7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in Section 5.1(b)(ii), 5.1(c)(ii), 5.1(c)(iii), and 5.1(q) this Agreement shall be true and correct in all material respects (a) on the date hereof and (b) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that expressly speak only as of specific date or time other than the date hereof or the Closing Date, which need only be true and correct in all material respect as of such date or time) and all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (i) on the date hereof and
(ii) on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and

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warranties that expressly speak only as of specific date or time other than the date hereof or the Closing Date, which need only be true and correct in all material respects as of such date or time) except in each of cases (i) and (ii) for such failures of those representations or warranties to be true and correct (without regard to any Material Adverse Effect, materiality or similar qualifications contained therein) which, individually or in the aggregate, have not had and are not reasonably likely to have, a Material Adverse Effect on the Company, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

     (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the an executive officer of Parent to such effect.

     (c) Consents Under Agreements. Parent shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any material Contract to which Parent or any of its Subsidiaries is a party.

     (d) Accountants Letter. The Company shall have received, in form and substance reasonably satisfactory to the Company, from Deloitte & Touche LLP, Parent's independent auditor, the "comfort" letter described in Section 6.5(b).

     (e) Material Adverse Effect. There shall not have occurred any Material Adverse Effect on Parent.

     (f) Tax Opinion. The Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, counsel to the Company, dated the Closing Date, to the effect that (based on customary assumptions and representations and subject to customary exceptions) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that each of Parent, Merger Sub and the Company will be a party to that reorganization within the meaning of Section 368(b) of the Code. The condition set forth in this Section 7.3(f) shall not be waivable after the Company Requisite Vote or the Parent Requisite Vote has been obtained unless further shareholder approval is obtained with appropriate disclosure.

                                  ARTICLE VIII

                                  TERMINATION

     8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company and Parent referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

     8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if: (i) the Merger shall not have been consummated by July 15, 2000, whether such date is before or after the date of approval by the shareholders of the Company or Parent (the "Termination Date"); provided that the Termination Date shall be automatically extended for nine months (the "Extended Date") if, on July 15, 2000: (x) any of the Governmental Consents described in Section 7.1(c) have not been obtained or waived, (y) each of the other conditions to the consummation of the Merger set forth in Article VII has been satisfied or waived or remains capable of satisfaction, and (z) any Governmental Consent that has not yet been obtained is being pursued diligently and in good faith; (ii) the approval of the Company's shareholders required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof; (iii) the approval of Parent's shareholders as required by Section 7.1(a) shall not have been obtained at a meeting duly convened therefor; (iv) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval by the shareholders of the Company or Parent); or (v) on or after the Regulatory Termination Date (as defined below) the Board of Directors of Parent or of the Company

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reasonably determines that it is more likely than not that Governmental Consents necessary to satisfy the conditions to the parties' obligation to effect the Merger will not be obtained on terms that satisfy the standard set forth in
Section 7.2(h) prior to the Extended Date; provided, that such party provides the other two weeks prior notice. The right to terminate this Agreement pursuant to clause (i) or (v) of the immediately preceding sentence shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated. As used in this Agreement, the term "Regulatory Termination Date" means the date one year from the date hereof unless the transactions contemplated by this Agreement shall require any approval of the FERC, in which case it shall mean the date 15 months from the date hereof.

     8.3. Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of the Company if:

     (a) at any time prior to the Effective Time, whether before or after the approval by shareholders of the Company referred to in Section 7.1(a),(i) the Board of Directors of Parent shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by the Company to do so or (ii) there has been a material breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by the Company to the party committing such breach; or

     (b) (i) the Company Requisite Vote shall not have been obtained, (ii) the Company is not in breach of any of the terms of this Agreement, (iii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (iv) Parent does not make, within five business days of receipt of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal, and (v) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into a binding agreement referred to in clause (iii) of the last preceding sentence until at least the sixth business day after it has provided the notice to Parent required thereby and (y) to notify Parent promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

     8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of Parent if:

     (a) at any time prior to the Effective Time, whether before or after the approval by the shareholders of Parent referred to in Section 7.1(a), (i) the Board of Directors of the Company shall have withdrawn or adversely modified its approval or recommendation of this Agreement or failed to reconfirm its recommendation of this Agreement within five business days after a written request by Parent to do so or (ii) there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; or

     (b) (i) the Parent Requisite Vote shall not have been obtained, (ii) Parent is not in breach of any of the terms of this Agreement, (iii) the Board of Directors of Parent authorizes Parent, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Parent Adverse Proposal and Parent notifies the Company in writing that it intends to enter into such an agreement, (iv) the Company does not make within five business days of receipt of Parent's notification of its intention to enter into a binding agreement for a Parent Adverse Proposal, an offer the Board of Directors of Parent determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of Parent as the Parent Adverse Proposal, and (v) Parent prior to such termination pays to the Company in immediately available funds any fees required to
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be paid pursuant to Section 8.5. Parent agrees (x) that it will not enter into any binding agreement referred to in clause (iii) of the last preceding sentence until at least the sixth business day after it has provided the notice to the Company required thereby and (y) to notify the Company promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification.

     8.5. Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any breach of this Agreement.

     (b) In the event that (i) a Company Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Acquisition Proposal and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(ii), (ii) this Agreement is terminated by Parent pursuant to Section 8.4(a)(i) or, (iii) this Agreement is terminated by the Company pursuant to Section 8.3(b) then the Company shall, in the case of a termination pursuant to 8.3(b) prior to such termination, and otherwise promptly, but in no event later than two days after the date of such termination, pay Parent a termination fee of $55,000,000 and shall promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses, including those of the Exchange Agent, incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15,000,000, in each case payable by wire transfer of same day funds; provided, however, that in the event of a termination pursuant to Section 8.2(ii) under the circumstances set forth in clause (i) of this Section 8.5(b), or a termination pursuant to Section 8.4(a)(i), the Company shall (a) promptly, but in no event later than two days after being notified of such by Parent, pay all of the charges and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15,000,000, and, (b) if the Company enters into a definitive agreement to consummate or consummates a Company Acquisition Proposal within 12 months from the date of such termination, at the time of the entering into of such agreement or such consummation, as applicable, pay Parent a termination fee of $55,000,000. The Company acknowledges that the agreements contained in this
Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit which results in a judgment against the Company for the fee set forth in this paragraph (b), the Company shall pay to Parent or Merger Sub its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

     (c) In the event that (i) a Parent Adverse Proposal shall have been made to Parent or any of its Subsidiaries or any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make a Parent Adverse Proposal and thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 8.2(iii), (ii) this Agreement is terminated by the Company pursuant to Section 8.3(a)(i) or (iii) this Agreement is terminated by Parent pursuant to Section 8.4(b), then Parent shall, in the case of a termination pursuant to Section 8.4(b) prior to such termination, and otherwise promptly, but in no event later than two days after the date of such termination, pay the Company a termination fee of $85,000,000 and shall promptly, but in no event later than two days after being notified of such by the Company, pay all of the charges and expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15,000,000, in each case payable by wire transfer of same day funds; provided, however, that in the event of a termination pursuant to Section 8.2(iii) under the circumstances set forth in clause (i) of this Section 8.5(c), or a termination pursuant to Section 8.3(a)(i), Parent shall (a) promptly, but in no event later than two days after being notified of such by the Company, pay all of the charges and expenses incurred by the Company in connection with this Agreement and the transactions contemplated hereby up to a maximum amount of

$15,000,000 and, (b) if Parent enters into a definitive agreement to consummate or consummates a Parent Adverse Proposal within 12 months from the date of such termination, at the time of the entering into of such agreement or such consummation, as applicable, pay the Company a termination fee of $85,000,000. Parent acknowledges that the agreements contained in this Section 8.5(c) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amount due pursuant to this
Section 8.5(c), and, in order to obtain such payment, the Company commences a suit which results in a judgment against Parent for the fee set forth in this paragraph (c), Parent shall pay to the Company its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

                                   ARTICLE IX

                           MISCELLANEOUS AND GENERAL

     9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Sections 6.8 (Stock Exchange Listing and Delisting),
6.10 (Benefits), 6.11 (Expenses), 6.12 (Indemnification; Directors' and Officers' Insurance) and 6.16 (Taxation) shall survive the consummation of the Merger. This Article IX, the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

     9.2. Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

     9.3. Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

     9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (A) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF MICHIGAN WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Michigan and the Federal courts of the United States of America located in the State of Michigan solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Michigan State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

     9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

     if to Parent or Merger Sub

     DTE Energy Company
     2000 Second Avenue
     Detroit, MI 48226
     Attention: General Counsel
     fax: (313) 235-0121

     (with a copy to Joseph B. Frumkin, Esq.,
     Sullivan & Cromwell,
     125 Broad Street
     New York, NY 10004
     fax: (212) 558-3588)

     if to the Company

     MCN Energy Group Inc.
     500 Griswold Street
     Detroit, MI 48226
     Attention: General Counsel
     fax: (313) 965-0009

     (with a copy to Seth A. Kaplan, Esq.,
     Wachtell, Lipton, Rosen & Katz
     51 West 52nd Street
     New York, New York 10019
     fax: (212) 403-2000)

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

     9.7. Entire Agreement. This Agreement (including any exhibits or appendices hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated August 30, 1999, between Parent and the Company (the "Confidentiality Agreement") constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

     9.8. No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors' and Officers' Insurance), this Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

     9.10. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     9.11. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     9.12. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

                                          MCN ENERGY GROUP INC.

                                          By:   /s/ ALFRED R. GLANCY III
                                            ------------------------------------
                                            Name: Alfred R. Glancy III
                                            Title: Chairman, President and Chief
                                                   Executive Officer

                                          DTE ENERGY COMPANY

                                          By:  /s/ ANTHONY F. EARLEY, JR.
                                            ------------------------------------
                                            Name: Anthony F. Earley, Jr.
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer and
                                                   President and Chief Operating
                                                   Officer

                                          DTE ENTERPRISES, INC.

                                          By:  /s/ ANTHONY F. EARLEY, JR.
                                            ------------------------------------
                                            Name: Anthony F. Earley, Jr.
                                            Title: Chairman, Chief Executive
                                                   Officer and President.

                                                                     EXHIBIT A-1

                           [FORM OF AFFILIATE LETTER]

                                                                          [DATE]

DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

Ladies and Gentlemen:

     I have been advised that as of the date hereof, I may be deemed to be an "affiliate" of MCN Energy Group, a Michigan corporation (the "Company"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of October 4, 1999, as it may be amended, supplemented or modified from time to time (the "Merger Agreement"), among the Company, DTE Energy Company, a Michigan corporation ("Parent"), and DTE Enterprises, Inc. a Michigan corporation and a wholly owned subsidiary of Parent ("Merger Sub"), the Company will be merged with and into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation in the Merger. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

     In consideration of the agreements contained herein, Parent's reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that I will not make any sale, transfer or other disposition of common stock, without par value, of Parent (the "Parent Common Stock") received by me pursuant to the Merger in violation of the Securities Act or the Rules and Regulations. I have been advised that the issuance of the shares of Parent Common Stock pursuant to the Merger will have been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. I have also been advised, however, that since I may be deemed to be an affiliate of the Company at the time the Merger is submitted for a vote of the shareholders of the Company, the Parent Common Stock received by me may be disposed by me only (i) pursuant to an effective registration statement under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act, or (iii) in reliance upon an exemption from registration that is available under the Securities Act.

     I also understand that instructions will be given to Parent's transfer agent with respect to the Parent Common Stock to be received by me pursuant to the Merger and that there will be placed on the certificates representing such shares of Parent Common Stock, or any substitutes therefor, a legend stating in substance as follows:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

     It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend if I shall have delivered to Parent an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that (i) the sale or disposition of the shares represented by the surrendered certificates may be effected without registration of the offering, sale and delivery of such shares under the Securities Act, and (ii) the shares to be so transferred may be publicly offered, sold and delivered by the transferee thereof without compliance with the registration provisions of the Securities Act.

                                      A-A-1

     I further understand and agree that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

     This letter agreement constitutes the complete understanding between Parent and me concerning the subject matter hereof. Any notice required to be sent to either party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

     If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

                                          Very truly yours,

                                          --------------------------------------
                                          Name:

Accepted this                day
of                , 199  by

DTE Energy Company

By:
----------------------------------------------------
Name:
Title:

                                      A-A-2

[Letterhead of Warburg Dillon Read LLC]
                                                         WARBURG DILLON READ LLC
                                                          299 Park Avenue
                                                          New York, NY
                                                         10171-0026
                                                          Telephone 212 821-4000
                                                          www.wdr.com

                                                                      APPENDIX B

November 12, 1999

The Board of Directors
DTE Energy Company
2000 2nd Avenue
Detroit, Michigan 48226

Dear Sirs and Madam:

     You have requested our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be paid by DTE Energy Company, a Michigan corporation ("DTE" or the "Company"), pursuant to the Agreement and Plan of Merger dated October 4, 1999 as amended as of November 12, 1999 ("Merger Agreement"), by and among DTE, MCN Energy Group Inc., a Michigan corporation ("MCN"), and DTE Enterprises, Inc., a Michigan corporation and wholly owned subsidiary of the Company ("Merger Sub"). At the Effective Time (as defined in Section 1.3 of the Merger Agreement), MCN shall be merged (the "Merger") with and into Merger Sub, and the separate corporate existence of MCN shall cease. Merger Sub shall be the surviving corporation in the Merger, and the separate corporate existence of Merger Sub shall continue unaffected, except as specified by the Merger Agreement. Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each of the issued and outstanding shares of the common stock of MCN, par value of $0.01 per share (including the associated Right (as defined in the Merger Agreement), the "MCN Common Stock") will be converted into the right to receive either $28.50 in cash or 0.775 shares of DTE common stock, without par value ("DTE Common Stock"), subject to the Allocation and Election Procedures defined in Section 4.2 of the Merger Agreement, whereby 55% of the total consideration for the MCN Common Stock will be paid in cash, with the remaining 45% paid in DTE Common Stock (such consideration, the "MCN Common Stock Consideration") and (ii) each outstanding option to purchase MCN Common Stock shall be deemed to constitute an option to purchase DTE Common Stock subject to the terms of, and in the manner contemplated by, Section 6.10(a) of the Merger Agreement (the "MCN Option Consideration" and, together with the MCN Common Stock Consideration, the "Consideration").

     In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to DTE and MCN, (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of DTE and MCN, including estimates and financial forecasts prepared by managements of DTE and MCN, that were provided to us by DTE and MCN and not publicly available, (iii) conducted discussions with members of the senior management of DTE and MCN with respect to the business and prospects of DTE and MCN, (iv) reviewed publicly available financial and stock market data of diversified natural gas companies which are, in our opinion, generally comparable to MCN, (v) reviewed publicly available financial and stock market data of certain natural gas distribution companies which are, in our opinion, generally comparable to MCN's natural gas distribution subsidiary, (vi) compared the financial terms of the Merger Agreement with the publicly available financial terms of certain transactions which are, in our opinion, generally comparable, (vii) performed a segment analysis of MCN, (viii) performed a discounted cash flow analysis of certain business operations of MCN based on financial forecasts provided by management of DTE and MCN, (ix) reviewed publicly available financial and stock market data of certain electric utilities which are, in our opinion, generally comparable to DTE, (x) considered certain pro forma effects of the Merger on DTE's financial statements and reviewed certain estimates of synergies prepared by DTE management, (xi) considered the strategic advantages of the Merger, (xii) reviewed the Merger Agreement, and (xiii) conducted such other financial studies, analyses, and investigations, and considered such other

                                                       MEMBER SIPC

WARBURG DILLON READ LLC IS A SUBSIDIARY OF UBS AG.
WARBURG DILLON READ IS THE INVESTMENT BANKING DIVISION OF UBS AG.
                                                       MEMBER NEW YORK STOCK
                                                       EXCHANGE
                                                       AND OTHER PRINCIPAL
                                                       EXCHANGES

WARBURG DILLON READ LLC                                      Page 2 of 2
                                                             November 12, 1999

information as we deemed necessary or appropriate. The above analysis was updated for the period from the date of our original opinion (October 4th) to the date hereof.

     In connection with our review, at your direction, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this opinion and have, at your direction, relied on its being complete and accurate in all material respects. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or MCN, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each company as to the future performance of their respective company.

     In addition, we have assumed with your approval that the future financial results referred to above will be achieved at the times and in the amounts projected by management. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     Our opinion does not address the Company's underlying business decision to effect the Merger or constitute a recommendation to any shareholder of the Company or MCN as to how such shareholder should vote with respect to the Merger. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the form of the Merger. In rendering this opinion, we have assumed, with your consent, that the Company and MCN will comply with all the material terms of the Merger Agreement.

     Warburg Dillon Read LLC ("WDR") has acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee upon the consummation thereof. In the ordinary course of business, WDR, its successors and affiliates may trade securities of the Company and MCN for their own accounts and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be paid by the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

                               Very truly yours,

                            WARBURG DILLON READ LLC


          By: [KENNETH S. CREWS SIGNATURE]                             By: [JAMES H. BRANDI SIGNATURE]
  ------------------------------------------------            ------------------------------------------------
                  Kenneth S. Crews                                             James H. Brandi
                  Managing Director                                           Managing Director

WARBURG DILLON READ LLC

                           [MERRILL LYNCH LETTERHEAD]

                                                                      APPENDIX C

                                 November 12, 1999

    Board of Directors
    MCN Energy Group Inc.
    500 Griswold Street
    Detroit, Michigan 48226

    Members of the Board of Directors:

     MCN Energy Group Inc. (the "Company"), DTE Energy Company ("DTE") and DTE Enterprises, Inc., a newly formed, wholly owned subsidiary of ("DTE Sub"), propose to enter into an Agreement and Plan of Merger, dated as of October 4, 1999 and as amended as of November 12, 1999 (the "Agreement"), pursuant to which the Company will be merged with DTE Sub in a transaction (the "Merger") in which each outstanding share of the Company's common stock, par value $0.01 per share (the "Company Shares"), will be converted into the right to receive either (i) $28.50 in cash (the "Cash Consideration") or (ii) 0.775 shares of the common stock of DTE, without par value (the "DTE Shares" and together with the Cash Consideration, the "Merger Consideration"), as the holder thereof shall have elected, subject to the terms, limitations and procedures set forth in the Agreement, which include a limitation on the aggregate amount of cash available to be paid and the aggregate number of DTE Shares to be issued pursuant to the Merger.

     You have asked us whether, in our opinion, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to such holders.

          In arriving at the opinion set forth below, we have, among other things:

        (1) Reviewed certain publicly available business and financial information relating to the Company and DTE that we deemed to be relevant;

        (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and DTE, as well as the amount and timing of the cost savings and related expenses expected to result from the Merger furnished to us by the Company and DTE, respectively;

        (3) Conducted discussions with members of senior management and representatives of the Company and DTE concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

        (4) Reviewed the market prices and valuation multiples for the Company Shares and DTE Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (5) Reviewed the results of operations of the Company and DTE and compared them with those of certain publicly traded companies that we deemed to be relevant;

        (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

        (7) Participated in certain discussions and negotiations among representatives of the Company and DTE and their financial and legal advisors;

        (8) Reviewed the potential pro forma impact of the Merger;

        (9) Reviewed the Agreement; and

       (10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or DTE or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or DTE. With respect to the financial forecast information furnished to or discussed with us by the Company or DTE, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or DTE's management as to the expected future financial performance of the Company or DTE, as the case may be. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

     In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of or business combination involving all or any part of the Company.

     We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and are currently providing financing services to an affiliate of DTE and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as DTE Shares and other securities of DTE, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Company Shares or DTE Shares will trade following the announcement or consummation of the Merger, as the case may be.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Company Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                                   INCORPORATED

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     (a) Indemnification. The DTE Energy Company Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the Michigan Business Corporations Act (the "Act") or any other applicable law, no director of DTE shall be personally liable to DTE or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of DTE.

     DTE's articles of incorporation further state that each person who is or was or had agreed to become a director or officer of DTE, or each such person who is or was serving or who had agreed to serve at the request of DTE's board of directors as an employee or agent of DTE or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), shall be indemnified by DTE to the fullest extent permitted by the Act or by any other applicable law.

     DTE's articles of incorporation further state that DTE may enter into one or more agreements with any person, which agreements provide for indemnification greater or different than that provided for in the articles of incorporation.

     Section 209(c) of the Act permits a corporation to eliminate or limit a director's liability to the corporation or its shareholders for money damages for any action taken or any failure to take action as a director, except liability for (1) the amount of financial benefit received by a director to which he or she is not entitled; (2) the intentional infliction of harm on the corporation or the shareholders; (3) a violation of Section 551 of the Act, dealing with unlawful distributions; or (4) for an intentional criminal act.

     Sections 561 and 562 of the Act permit a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, but only with respect to a matter as to which they have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made if such person will have been found liable to the corporation, unless and only to the extent that the court in which the action or suit was brought will determine upon application that the defendant officers or directors are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 563 of the Act provides that a director or officer who has been successful on the merits or otherwise in defense of an action, suit or proceeding referred to in Sections 561 and 562 shall be indemnified against actual and reasonable expenses, including attorney's fees, incurred by him or her in connection with the action, suit or proceeding, or proceeding brought to enforce this mandatory indemnification.

     (b) Insurance. DTE (with respect to indemnification liability) and its directors and officers (in their capacities as such) are insured against liability for wrongful acts (to the extent defined) under three insurance policies providing aggregate coverage in the amount of $100 million.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   2.1     Agreement and Plan of Merger, among DTE Energy Company, MCN
           Energy Group Inc. and DTE Enterprises, Inc., dated as of
           October 4, 1999 and as amended as of November 12, 1999
           (included as Appendix A to the Joint Proxy
           Statement/Prospectus contained in this Registration
           Statement).
   3.1     Amended and Restated Articles of Incorporation of DTE Energy
           Company (incorporated herein by reference to Exhibit 3-5 to
           DTE's Form 10-Q for the quarter ended September 30, 1997
           (file No. 1-11607)), dated December 13, 1995, as amended by
           Certificate of Designation of Series A Junior Participating
           Preferred Stock of DTE Energy Company (incorporated herein by reference to Exhibit 3-6 to DTE's Form 10-Q for the
           quarter ended September 30, 1997).
   3.2     Articles of Incorporation of MCN Energy Group Inc., dated
           August 12, 1988, as amended by Certificates of Amendment,
           dated December 28, 1989 and May 2, 1994 (incorporated herein by reference to Exhibit 3-1 to MCN's Form 10-Q for the
           quarter ended March 31, 1998 (file No. 1-10007)).
   3.3     Bylaws of DTE Energy Company, as amended through September
           22, 1999.*
   3.4     Bylaws of MCN Energy Group Inc., as amended through February
           27, 1998 (incorporated herein by reference to Exhibit 3-2 to
           MCN's Form 10-K for the fiscal year ended December 31, 1997
           (file No. 1-10007)).
   3.5     Articles of Incorporation of DTE Enterprises, Inc.*
   3.6     Bylaws of DTE Enterprises, Inc.*
   4.1     See Exhibits 3.1 and 3.3 for provisions of the DTE Energy
           Company Amended and Restated Articles of Incorporation and
           the DTE Energy Company By-Laws defining rights of holders of
           DTE common stock.
   4.2     Rights Agreement, dated as of September 23, 1997, between
           DTE Energy Company and The Detroit Edison Company, as Rights
           Agent, including the Form of Rights Certificate attached as
           Exhibit B thereto (incorporated herein by reference to
           Exhibit 4.1 to DTE's Form 8-K, dated September 23, 1997
           (file No. 1-11607)).
   4.3     Rights Agreement, dated as of December 20, 1989, as amended, between MCN Corporation and National Bank of Detroit, as
           Rights Agent (incorporated herein by reference to Exhibit
           28-1 to MCN's Form 8-K dated December 20, 1989, Exhibit 4 to
           MCN's Form 8-K dated July 23, 1997 and Exhibits 4.2 and 4.4 to MCN's Form 8-A/A dated October 4, 1999 (file No.
           1-10007)).
   5.1     Opinion of Christopher C. Nern, General Counsel of DTE
           Energy Company, regarding validity of securities being
           registered.**
   8.1     Opinion of Sullivan & Cromwell regarding material federal
           income tax consequences.**
   8.2     Opinion of Wachtell, Lipton, Rosen & Katz regarding material federal income tax consequences.**
  12.1     Computation of Ratio of Earnings to Fixed Charges for MCN
           Energy Group Inc.**
  15.1     Awareness Letter of Deloitte & Touche, LLP relating to
           DTE.**
  23.1     Consent of Deloitte & Touche, LLP relating to DTE.**
  23.2     Consent of Deloitte & Touche, LLP relating to MCN.**
  23.3     Consent of Christopher C. Nern, General Counsel of DTE
           Energy Company (included in the opinion filed as Exhibit 5.1 to this Registration Statement).**
  23.4     Consent of Sullivan & Cromwell (included in the opinion
           filed as Exhibit 8.1 to this Registration Statement).**

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  23.5     Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.2 to this Registration
           Statement).**
  23.6     Consent of Warburg Dillon Read LLC.**
  23.7     Consent of Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.**
  23.8     Consent of Ryder Scott Company.**
  23.9     Consent of Miller and Lents, Ltd.**
  23.10    Consent of Holditch-Reservoir Technologies.**
  23.11    Consent of Netherland, Sewell & Associates, Inc.**
  23.12    Consent of Williamson Petroleum Consultants, Inc.**
  99.1     Form of Proxy Card of DTE Energy Company.**
  99.2     Form of Proxy Card of MCN Energy Group Inc.**
  99.3     Consent of Person Named as About to Become a Director.**

-------------------------
* Previously filed.

**Filed herewith.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan on the 12th day of November, 1999.

                                          DTE ENERGY COMPANY
                                              (Registrant)

                                          By:  /s/ ANTHONY F. EARLEY, JR.
                                            ------------------------------------
                                            (Anthony F. Earley, Jr.
                                            Chairman of the Board,
                                            Chief Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                         DATE
                  ---------                                    -----                         ----
        PRINCIPAL EXECUTIVE OFFICERS:

         /s/ ANTHONY F. EARLEY, JR.              Chairman of the Board, Chief          November 12, 1999
---------------------------------------------    Executive
          (Anthony F. Earley, Jr.)               Officer and Director

           /s/ GERARD M. ANDERSON                President, DTE Energy Resources       November 12, 1999
---------------------------------------------
            (Gerard M. Anderson)

            /s/ ROBERT J. BUCKLER                President, DTE Energy Distribution    November 12, 1999
---------------------------------------------
             (Robert J. Buckler)

        PRINCIPAL FINANCIAL OFFICERS:

           /s/ LARRY G. GARBERDING               Executive Vice President,             November 12, 1999
---------------------------------------------    Chief Financial Officer and
            (Larry G. Garberding)                Director

             /s/ DAVID E. MEADOR                 Vice President                        November 12, 1999
---------------------------------------------
              (David E. Meador)

           /s/ TERENCE E. ADDERLEY               Director                              November 12, 1999
---------------------------------------------
            (Terence E. Adderley)

                  SIGNATURE                                    TITLE                         DATE
                  ---------                                    -----                         ----

             /s/ LILLIAN BAUDER                  Director                              November 12, 1999
---------------------------------------------
              (Lillian Bauder)

               /s/ DAVID BING                    Director                              November 12, 1999
---------------------------------------------
                (David Bing)

            /s/ WILLIAM C. BROOKS                Director                              November 12, 1999
---------------------------------------------
             (William C. Brooks)

            /s/ ALLAN D. GILMOUR                 Director                              November 12, 1999
---------------------------------------------
             (Allan D. Gilmour)

         /s/ THEODORE S. LEIPPRANDT              Director                              November 12, 1999
---------------------------------------------
          (Theodore S. Leipprandt)

             /s/ JOHN E. LOBBIA                  Director                              November 12, 1999
---------------------------------------------
              (John E. Lobbia)

            /s/ EUGENE A. MILLER                 Director                              November 12, 1999
---------------------------------------------
             (Eugene A. Miller)

          /s/ CHARLES W. PRYOR, JR.              Director                              November 12, 1999
---------------------------------------------
           (Charles W. Pryor, Jr.)

           /s/ DEAN E. RICHARDSON                Director                              November 12, 1999
---------------------------------------------
            (Dean E. Richardson)